Form 10-K, Exhibit 13
period 1993-12-31
TERRA INDUSTRIES INC
filed 1994-03-03
CIK 722079

                                                                      EXHIBIT 13


                            TERRA INDUSTRIES INC.
                              1993 ANNUAL REPORT
                              FINANCIAL SECTION




                      FINANCIAL TABLE OF CONTENTS

                      Financial Review

                      Consolidated Statements of Financial Position

                      Consolidated Statements of Income

                      Consolidated Statements of Cash Flows

                      Consolidated Statements of Changes in Stockholders' Equity

                      Notes to the Consolidated Financial Statements

                      Responsibility for Financial Statements

                      Independent Auditors' Report

                      Quarterly Production Data

                      Quarterly Financial and Stock Market Data

                      Revenues

                      Stockholders and Dividends

                      Six-Year Financial Summary

FINANCIAL REVIEW

CONSOLIDATED RESULTS

The Corporation's 1993 income from continuing operations was $22.8 million, or $0.33 per share, compared with 1992 income from continuing operations of $10.4 million, or $0.15 per share, and 1991 income from continuing operations of $12.0 million, or $0.18 per share. The Corporation's 1993 net income was $22.8 million, or $0.33 per share, compared with 1992 net income of $31.0 million, or $0.45 per share, and a 1991 net loss of $151.7 million, or $2.26 per share.
Net income for 1992 included a credit of $22.3 million, or $0.32 per share, to recognize the combined effect of changes in accounting for income taxes and retiree medical benefits. Losses from discontinued businesses were $1.7 million and $168.8 million in 1992 and 1991, respectively. The 1991 results included an extraordinary gain of $5.1 million related to the retirement of Convertible Subordinated Debentures.

FINANCIAL COMPARABILITY AND OVERVIEW

During 1993, the Corporation expanded its operations through the acquisition of manufacturing and distribution businesses in Canada. Properties acquired in Canada were comprised of the lease of an anhydrous ammonia production and upgrading facility located near Sarnia, Ontario and ownership interests in 32 farm service centers in Ontario, New Brunswick and Nova Scotia. Two of the farm service centers are owned by the Corporation and 30 are operated by companies in which the Corporation has a 50% ownership interest. The Canadian properties, acquired as of March 31, 1993, contributed $98.3 million in revenues and $8.9 million in net income to the Corporation's 1993 results.

The Corporation also purchased assets associated with 12 farm service centers in Florida (Terra Asgrow) on December 31, 1993. This acquisition had no effect on 1993 results of operations.

During 1992, the Corporation adopted Statement of Financial Accounting Standards (SFAS) 106, "Employers' Accounting for Post-Retirement Benefits Other than Pensions" and SFAS 109, "Accounting for Income Taxes." The cumulative prior years' effect of these accounting changes as of January 1, 1992 was a credit of $22.3 million, or $0.32 per share. The credit resulted principally from the recognition of income tax benefits expected to be realized by the Corporation from its net operating loss (NOL) and tax credit carryforwards.
The effect on 1992 income from continuing operations for these changes versus the methods used in 1991 was a reduction of $7.2 million, or $0.10 per share.

As a result of the decision to focus on agribusiness as its sole operating segment and a gain on the sale of remaining coal properties discontinued in 1990, the Corporation realized a $2.4 million gain on disposition of discontinued operations in 1992. During 1991, the Corporation realized a loss of $170 million on the sale of its base metals segment for $87 million.

Operating results for 1992 and 1991 (there was no effect on operating results for 1993) for the base metals, leasing, construction materials, beryllium and gold businesses have been included in discontinued operations for all periods presented and were as follows:

    (in thousands)                                              1992                          1991
- --------------------------------------------------------------------------------------------------------------
    Revenues:
         Base metals                                        $       ---                  $    176,760
         Leasing                                                  5,915                         8,285
         Construction materials                                  27,809                        29,429
- --------------------------------------------------------------------------------------------------------------
                                                            $    33,724                  $    214,474
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------

    Net income (loss) from operations:
         Base metals                                        $       ---                  $     (4,827)
         Leasing                                                 (2,801)                        3,760
         Construction materials                                    (825)                         (195)
         Other                                                     (399)                        2,454
- --------------------------------------------------------------------------------------------------------------
                                                            $    (4,025)                 $      1,192
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------

FACTORS THAT AFFECT OPERATING RESULTS

Factors that may affect the Corporation's future operating results include: the number of planted acres; the types of crops planted; the effects general weather patterns have on the timing and duration of field work for crop planting and harvesting; the supply of crop inputs; the relative balance of supply and demand for nitrogen fertilizers; the availability and cost of natural gas; management's ability to control selling, general and administrative expenses; and the availability and cost of financing sources to fund seasonal working capital needs.

The number of planted acres and the types of crops planted are influenced by government programs designed to manage carryover stocks and commodity prices of certain crops. Due to the higher cost of crop inputs per acre for corn and cotton, compared with other major crops, changes in corn and cotton acreages have a more significant effect on the demand for the Corporation's products and services than changes in other crops. Significant declines in corn carryover stocks have lowered 1994 government corn acreage set-asides. As a result, and assuming more favorable weather conditions than experienced during 1993, the U.S.D.A. forecasts and the Corporation expects planted corn acreage to increase from 74 million acres to 80 million acres in 1994.

Weather can have a significant effect on operations. Weather conditions that delay or intermittently disrupt field work during the planting season may result in fewer crop inputs being applied than normal and/or shift plantings to crops with shorter growing seasons. Similar conditions following harvest may delay or eliminate opportunities to apply fertilizers in the fall of the year. Weather can also have an adverse effect on crop yields, which lowers the income of the Corporation's customers and could impair their ability to pay for inputs purchased from the Corporation. During 1993, excessive moisture through much of the Midwest resulted in higher-than-normal unplanted acreage and fewer applications of crop inputs. Soil moisture levels remain high in some Midwest areas and early spring precipitation could disrupt field work during the 1994 planting season.

Reliable sources for supply of crop inputs at competitive prices are critical to the distribution portion of the Corporation's business. The Corporation's sources for fertilizer, agricultural chemicals and seed are typically basic manufacturers of the products without an internal capability to distribute products to the North American grower. The Corporation has entered into purchase agreements which should ensure an adequate supply of products for its grower and dealer customers through 1994.

Prices for manufactured fertilizers and feed products are influenced by the world supply and demand balance for ammonia and nitrogen derivatives and may be temporarily influenced by regional changes in supply and demand levels.

The principal raw material used to produce nitrogen fertilizer is natural gas. Natural gas costs comprise almost 50 percent of the total costs and expenses associated with Manufactured Fertilizer operations. The Corporation believes there is sufficient supply of natural gas to allow stable costs over the long-term and has entered into firm contracts to minimize the risk of interruption or curtailment of natural gas supplies during the heating season. At December 31, 1993, the Corporation had fixed prices for approximately 40% of its 1994 natural gas requirements for its nitrogen fertilizer plants using supply contracts or financial derivatives. During 1993, most of the natural gas used at the Corporation's Courtright plant was obtained pursuant to fixed price contracts that were considerably favorable compared with U.S. contracts. The favorable gas supply contracts expired during the 1993 fourth quarter. Compared with spot prices for natural gas, the Corporation estimates the Courtright fixed price contracts reduced 1993 costs by $7.0 million.

The Corporation's business is highly seasonal with the majority of sales occurring during the second quarter in conjunction with spring planting activity. Due to the seasonality of the business and the relatively brief periods products can be used by customers, the Corporation builds inventories during the first quarter in order to ensure timely product availability during the peak sales season. The Corporation's ability to purchase product at off-season prices and carry inventory until periods of peak demand generally contributes to gross profits. For its current level of sales, the Corporation requires lines of credit to fund inventory increases as well as to support customer credit terms. The Corporation believes that its revolving credit facilities, approximating $156 million, which expire during 1995 are adequate for expected 1994 sales levels.

                                                                              5
RESULTS OF CONTINUING OPERATIONS
1993 COMPARED WITH 1992

CONSOLIDATED RESULTS

The Corporation reported income from continuing operations of $22.8 million, or $0.33 per share, on revenues of $1,238.0 million in 1993, compared with income from continuing operations of $10.4 million, or $0.15 per share, on revenues of $1,082.2 million in 1992. The 1993 results include nine months of operation of the Canadian acquisition which added $98.3 million to revenues and $8.9 million to income from continuing operations.

The Corporation's operations are classified into two major categories--Distribution and Manufactured Fertilizer. The Distribution category includes sales of products purchased from manufacturers and resold by the Corporation. Distribution revenues are derived primarily from grower and dealer customers through sales of chemicals, fertilizer, seed and related services. The Manufactured Fertilizer category represents only those operations directly related to wholesale sales of nitrogen fertilizer and feed ingredients manufactured at the Corporation's Woodward, Port Neal and Courtright (Canadian) facilities.

Total revenues and pretax income from continuing operations for the years ended December 31, 1993 and 1992 by major operating category were as follows:

                                                          Revenues                      Pretax Income
- --------------------------------------------------------------------------------------------------------------
(in thousands)                                     1993             1992             1993           1992
- --------------------------------------------------------------------------------------------------------------
Distribution                                   $ 1,019,438      $   958,725      $  16,903      $  16,568

Manufactured Fertilizer                            228,910          125,659         28,654         14,841

Other - net of intercompany eliminations           (10,347)          (2,193)         3,523           (877)
- --------------------------------------------------------------------------------------------------------------
    Operating income                                                                49,080         30,532

Non-operating expenses and net
 interest expense                                                                  (16,935)       (12,346)
- --------------------------------------------------------------------------------------------------------------
Total from continuing operations               $ 1,238,001      $ 1,082,191      $  32,145      $  18,186
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------


DISTRIBUTION

Distribution revenues of $1.02 billion in 1993 increased $60.7 million from 1992 sales or 6.3%. Approximately $17.7 million of the sales increase reflected a 3% increase in chemical sales, while the acquisition of the Canadian business added $20.1 million of the sales increase, or 2.1%. Distributed fertilizer sales increased $18.3 million and seed revenues approximated 1992 levels. Revenue increases in 1993 were less than expected due to weather conditions, especially the flooding and wet conditions in the central United States, which reduced planted acres and input application rates.

Operating income for the Distribution business was $16.9 million in 1993, compared with $16.6 million in 1992. The acquisition of the Canadian business added $4.0 million to Distribution operating income. Domestic operating income included a $12.1 million increase in gross profits which was more than offset by $15.8 million of higher direct selling expenses. The increase in gross profits includes $5.4 million from higher sales volumes of chemicals as well as margin improvements resulting primarily from the Corporation's increased distribution of its Riverside proprietary brand products. Gross profits increased $4.3 million due to higher sales volumes for distributed fertilizer; gross profits related to sales of other products and services increased $2.4 million. Increases in 1993 direct selling expenses from 1992 were primarily due to a $8.1 million increase in compensation costs, which related principally to normal wage increases and additional personnel, and increased equipment leasing, operating and maintenance expenses of $3.7 million related to the increased number of locations and excessively wet field conditions. Advertising and promotional expenditures increased $1.3 million from 1992.


MANUFACTURED FERTILIZER
Domestic Manufactured Fertilizer revenues increased 20% to $150.7 million in 1993 from $125.7 million in 1992. In addition, the acquisition of the Canadian plant added $78.2 million of manufactured fertilizer sales. Increased domestic fertilizer sales volumes added 15% to revenues and higher selling prices for nitrogen fertilizer and feed products increased revenues by 5%. The additional sales volume and higher selling prices were principally the result of increased demand for nitrogen solution fertilizers which were heavily used in the shortened planting season.

Operating income for the Manufactured Fertilizer business in 1993 was $28.7 million, compared with $14.8 million in 1992. The Canadian plant contributed $9.5 million to the increase in 1993 operating income. Higher domestic sales volumes contributed $4.0 million to earnings for 1993. Expanded domestic ammonia production and 1992 maintenance turnarounds on both domestic plants improved 1993 gas conversion efficiency which added $2.0 million to operating income while excess 1992 turnaround costs of $3.0 million were not repeated. Higher selling prices for domestic production increased earnings by $6.6 million but were more than offset in 1993 by $11.3 million of cost increases caused mainly by natural gas price increases.

OTHER OPERATING INCOME
Other operating income was $3.5 million in 1993, compared with a 1992 loss of $.9 million, as the result of reversing $4.2 million of product liability reserves expensed in 1989, reflecting the settlement of litigation with DuPont over the fungicide, Benlate.

NON-OPERATING EXPENSES AND NET INTEREST EXPENSE
Non-operating expenses, which include corporate and unallocated expenses and interest expense, net of interest income, totaled $16.9 million in 1993, compared with $12.3 million in 1992. Corporate and unallocated expenses increased $4.6 million in 1993 from 1992 as a result of additional interest expense due to the November 1992 issuance of $30.0 million of unsecured notes and short-term bond trading losses.

INCOME TAXES
For 1993, the income tax provision rate was lower than statutory rates due to the utilization of previously unrecognized capital loss carryforwards. For federal income tax reporting purposes, the Corporation has remaining NOLs of $55 million and tax credits of $1.7 million to offset taxable income and regular tax liabilities, respectively.

LIQUIDITY AND CAPITAL RESOURCES
During 1993, cash was provided primarily through operating activities and the sale of assets discontinued in prior years and was utilized for two major acquisitions, the continued upgrading of production facilities, funding of sales growth and repayment of debt.

Cash was used to fund increases in accounts receivable of $50.8 million and inventory of $46.4 million, including $26.8 million in accounts receivable and $30.1 million in inventory related to acquisitions. Higher fourth quarter 1993 sales than in 1992 caused the majority of the remaining increase in the accounts receivable balance. The remaining increases in inventory resulted from off-season purchases to obtain discounts, increased crop protection chemicals stocked under the Corporation's Riverside label and higher fertilizer inventory in anticipation of seasonal price increases.

Asset sales during 1993 generated $24.4 million, including $18.5 million from the sale of the construction materials business and $5.9 million from the sale of the remaining leasing business. Asset sales generated $23.1 million of cash during 1992, which included $12.0 million from the sale of coal properties and $10.0 million from the sale of a leasing subsidiary.

The 1993 Canadian acquisition was funded through an operating lease for the production facilities and $19.9 million in cash. A $35 million Canadian dollar revolving credit facility is available to provide for their working capital needs. The Terra Asgrow (Florida) purchase was closed December 31, 1993 with $31.0 million paid from available cash. Payments for the Canadian and Florida acquisitions included $20.5 million for non-current assets.

Purchases of property, plant and equipment totaled $21.6 million in 1993 compared with $17.6 million in 1992. Except for $6.9 million spent for a methanol manufacturing plant at the Woodward, Oklahoma facility, the 1993 capital expenditures were for routine replacements of property, plant and equipment and service center expansions. The Corporation expects 1994 capital expenditures to approximate $27 million, of which $8 million relates to completing the methanol manufacturing plant. The remaining $19 million of capital expenditures will be used for routine replacements of property, plant and equipment, expansion of service centers, and efficiency improvements at the fertilizer production plants.

Repayment of long-term debt during 1993 and 1992 was limited to scheduled repayments. Consolidated debt, including the portion due within one year, as a percentage of total capital was 35% at December 31, 1993 and 38% as of December 31, 1992. During 1992, the Corporation issued $30 million of long-term debt through a private placement to be used for general operating purposes.

In July 1993, the Board of Directors authorized a share repurchase program for up to 2.0 million shares. During 1993, 106,900 shares were repurchased for $0.5 million. In November 1993, the Board of Directors declared a $0.02 per share regular quarterly dividend. This will represent a 1994 cash outlay of $5.6 million, which will be funded from current operations.

The ratio of current assets to current liabilities at December 31, 1993 was 2.1, unchanged from December 31, 1992. The Corporation's current ratio will generally decline through June as seasonal increases in inventories and receivables are funded by increases in current liabilities.


Current financial resources are expected to be adequate to meet normal requirements during 1994. Cash balances at December 31, 1993 were $65.1 million, of which $13.0 million is used to collateralize letters of credit supporting recorded liabilities. The Corporation has a $130 million revolving credit facility to fund seasonal increases in inventories and receivables. The facility expires December 31, 1995. Credit agreements outstanding at December 31, 1993 contain certain restrictions, which are described in Notes 8 and 10 to the Consolidated Financial Statements. In addition, these agreements restrict the transfer of cash and other assets from certain operating subsidiaries to the Corporation.

The Corporation plans to grow internally and through acquisitions. Management believes the present working capital position combined with projected cash flows and available borrowing capacity will be sufficient to meet anticipated cash requirements for operating needs, capital expenditures and expansion strategies.


RESULTS OF CONTINUING OPERATIONS
 1992 COMPARED WITH 1991

CONSOLIDATED RESULTS

Income from continuing operations was $10.4 million, or $0.15 per share, for 1992 compared with $12.0 million, or $0.18 per share, for 1991. The 1992 income tax provision was $6.7 million higher than in 1991 primarily as the result of the Corporation's change in accounting for income taxes. The Corporation recorded 1992 income from continuing operations before income taxes of $18.2 million compared with $13.1 million in 1991. Total revenues were $1,082.2 million in 1992 compared with $1,022.6 million in 1991.

Total revenues and pretax income from continuing operations for the years ended December 31, 1992 and 1991 by major operating category were as follows:

                                                          Revenues                      Pretax Income
- --------------------------------------------------------------------------------------------------------------
(in thousands)                                     1992             1991             1992           1991
- --------------------------------------------------------------------------------------------------------------
Distribution                                   $   958,725      $   899,250      $  16,568      $   9,991
Manufactured Fertilizer                            125,659          126,664         14,841         26,703
Other - net of intercompany eliminations            (2,193)          (3,317)          (877)        (2,085)
- --------------------------------------------------------------------------------------------------------------
    Operating income                                                                30,532         34,609
Non-operating expenses and net
interest expense                                                                   (12,346)       (21,503)
- --------------------------------------------------------------------------------------------------------------
Total from continuing operations               $ 1,082,191      $ 1,022,597      $  18,186      $  13,106
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------


DISTRIBUTION

Distribution revenues of $958.7 million in 1992 increased $59.4 million from 1991 sales of $899.3 million. Chemical sales increased $64.7 million, or 11%, during 1992 principally as the result of increased sales volumes in the market area that covers Mississippi, Arkansas, Tennessee, Louisiana and portions of Missouri. Within this market area, demand for cotton insecticide showed the largest increase. Retail fertilizer volumes increased $14.1 million, or 7%, in 1992 due to increased application rates and market share growth. Total distributed fertilizer sales declined, however, due to the expiration of a dealer supply agreement for phosphate fertilizers and a 4% reduction in selling prices. Seed sales increased $4.6 million, or 10%, over 1991 levels.

Operating income for the Distribution business was $16.6 million in 1992, compared with $10.0 million in 1991. The increase in 1992 operating income reflected a $12.4 million increase in gross profits offset by a 5%, or $5.8 million, increase in direct selling expenses. The higher gross profits resulted primarily from increased sales volumes as overall gross margins approximated 1991 levels. Increases in 1992 direct selling expenses from 1991 were primarily due to a $4.7 million increase to compensation costs that reflected normal wage increases, higher medical benefit costs and added headcount. Expenses compared with 1991 also increased by $1.0 million as the result of the accounting change to recognize retiree medical costs over the employee's service period.

MANUFACTURED FERTILIZER

Manufactured Fertilizer revenues totaled $125.7 million in 1992 compared with $126.7 million in 1991. Selling prices for fertilizer and feed ingredients manufactured by the Corporation declined by $2.3 million, or 2%, in 1992 due primarily to a higher proportion of off-season sales of ammonia, when prices are generally lower. The pricing reductions were partially offset by increased ammonia volumes.

Operating income for Manufactured Fertilizer operations declined $11.9 million to $14.8 million in 1992 from $26.7 million in 1991. Lower selling prices combined with a 10% increase in natural gas costs reduced 1992 operating income by $7.5 million. Natural gas costs increased significantly over 1991 levels during the last six months of

1992 as the result of lower industry-wide inventories and increased regulatory tariffs. Manufacturing costs for 1992 were also increased by $3.0 million for higher-than-anticipated costs of maintenance turnarounds at both nitrogen production facilities. Manufacturing costs for 1991 were reduced $1.3 million by insurance proceeds.

NON-OPERATING EXPENSES AND NET INTEREST EXPENSE

Non-operating expenses, which include corporate and unallocated expenses and interest expense, net of interest income, totaled $12.3 million in 1992 compared with $21.5 million in 1991. Corporate and unallocated expenses declined to $4.8 million in 1992 from $8.9 million in 1991 primarily as the result of the August 1991 closing of the New York corporate office. Interest expense was reduced from $14.4 million in 1991 to $10.6 million in 1992 due to lower seasonal borrowings, the retirement of $31.4 million of Convertible Subordinated Debentures during the last half of 1991, scheduled debt repayments and lower interest rates. Interest income increased to $3.1 million in 1992 from $1.8 million in 1991 due to higher average cash balances as the result of 1991 asset sales.

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)                                                                                  At December 31,
- -------------------------------------------------------------------------------------------------------------------
                                                                                 1993                 1992
- -------------------------------------------------------------------------------------------------------------------
ASSETS
    Cash and short-term investments                                           $   65,102          $    121,789
    Accounts receivable, less allowance for doubtful
     accounts of $5,788 and $6,427                                               122,774                71,995
    Inventories                                                                  244,995               198,621
    Deferred tax asset - current                                                  26,011                22,660
    Other current assets                                                          10,586                 7,611
- -------------------------------------------------------------------------------------------------------------------
    Total current assets                                                         469,468               422,676
- -------------------------------------------------------------------------------------------------------------------
    Equity and other investments                                                   2,218                   480
    Property, plant and equipment, net                                           110,670                91,969
    Deferred tax asset - non-current                                              24,742                23,599
    Net assets of discontinued operations                                          3,488                32,369
    Other assets                                                                  23,896                 9,099
- -------------------------------------------------------------------------------------------------------------------
    Total assets                                                              $  634,482          $    580,192
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------
LIABILITIES
    Debt due within one year                                                  $    9,636          $     12,508
    Accounts payable                                                              99,886                86,941
    Accrued and other liabilities                                                128,659               107,410
- -------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                    238,181               206,859
- -------------------------------------------------------------------------------------------------------------------
    Long-term debt                                                               119,061               121,171
    Deferred income taxes                                                            451                   ---
    Other liabilities                                                             33,809                30,686
    Commitments and contingencies (Note 11)                                          ---                   ---
- -------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                            391,502               358,716
- -------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
    Capital stock
         Common Shares, authorized 114,375 shares;
          69,455 and 65,346 shares outstanding 1993 and 1992, respectively       122,257                83,931
         Trust Shares, authorized 16,500 shares;
          none and 4,010 shares outstanding 1993 and 1992, respectively              ---                22,312
    Paid-in capital                                                              516,128               531,609
    Cumulative translation adjustment                                               (488)                  ---
    Accumulated deficit                                                         (394,917)             (416,376)
- -------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                   242,980               221,476
- -------------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                                $  634,482          $    580,192
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

See accompanying Notes to the Consolidated Financial Statements.

                       CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per-share amounts)                                                Year ended December 31,
- -------------------------------------------------------------------------------------------------------------------
                                                              1993               1992                 1991
- -------------------------------------------------------------------------------------------------------------------
REVENUES
    Net sales                                            $  1,212,510         $1,062,045          $  1,003,766
    Other income, net                                          25,491             20,146                18,831
- -------------------------------------------------------------------------------------------------------------------
                                                            1,238,001          1,082,191             1,022,597
- -------------------------------------------------------------------------------------------------------------------
COST AND EXPENSES
    Cost of sales                                           1,021,187            904,246               849,684
    Depreciation and amortization                              15,470             14,994                14,399
    Selling, general and administrative expense               161,791            137,232               132,845
    Equity in unconsolidated affiliates                        (2,275)               ---                   ---
    Interest income                                            (3,261)            (3,084)               (1,789)
    Interest expense                                           12,944             10,617                14,352
- -------------------------------------------------------------------------------------------------------------------
                                                            1,205,856          1,064,005             1,009,491
- -------------------------------------------------------------------------------------------------------------------
Income from continuing operations
     before income taxes                                       32,145             18,186                13,106
    Income tax provision                                        9,300              7,757                 1,073
- -------------------------------------------------------------------------------------------------------------------
    Income from continuing operations                          22,845             10,429                12,033
    Loss from discontinued operations:
         (Loss) income from operations, net of taxes              ---             (4,025)                1,192
         Gain (loss) on disposition, net of taxes                 ---              2,360              (170,000)
- -------------------------------------------------------------------------------------------------------------------
    Income (loss) before extraordinary items and
     cumulative effect of accounting changes                   22,845              8,764              (156,775)
    Extraordinary gain on early retirement of debt                ---                ---                 5,115
    Cumulative effect of accounting changes                       ---             22,265                   ---
- -------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                        $     22,845         $   31,029          $   (151,660)
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding                  69,064             69,103                67,103
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

EARNINGS (LOSS) PER SHARE:
    Continuing operations                                $       0.33         $     0.15          $       0.18
    Discontinued operations                                       ---              (0.02)                (2.51)
- -------------------------------------------------------------------------------------------------------------------
    Income (loss) before extraordinary items                     0.33               0.13                 (2.33)
    Extraordinary gain on early retirement of debt                ---                ---                  0.07
    Cumulative effect of accounting changes                       ---               0.32                   ---
- -------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                      $       0.33         $     0.45          $      (2.26)
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------


See accompanying Notes to the Consolidated Financial Statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)                                                                          Year ended December 31,
- -------------------------------------------------------------------------------------------------------------------
                                                              1993               1992                 1991
- -------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                        $     22,845         $   31,029          $   (151,660)
Adjustments to reconcile income from
 continuing operations to net cash (used in)
 provided by operating activities:
    Depreciation and amortization                              15,470             14,994                14,399
    Income taxes                                                5,500              6,313                  (345)
    Cumulative effect of accounting changes                        ---            (22,265)                  ---
    Loss from discontinued operations                             ---              1,665               168,808
    Gain on early retirement of debt                              ---                ---                (5,115)
    Unfunded retiree medical costs                                723              1,161                   ---
    Equity in unconsolidated affiliates                        (2,275)               ---                   ---
    Other non-cash items                                          713                ---                   ---
Change in current assets and liabilities, excluding
 working capital purchased/sold:
    Accounts receivable                                       (24,540)            (1,764)              (30,847)
    Inventories                                                (6,718)           (32,136)              (30,452)
    Other current assets                                       (2,893)              (875)                  917
    Accounts payable                                           (9,945)            (2,071)               12,693
    Accrued and other liabilities                               2,452                 38                20,048
    Other                                                      (2,354)               684                (4,891)
- -------------------------------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                          (1,022)            (3,227)               (6,445)
- -------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
    Proceeds from asset sales                                  24,391             23,065               124,983
    Discontinued operations                                     5,630             (5,504)              (42,755)
    Purchase of property, plant and equipment                 (21,620)           (17,620)              (12,728)
    Acquisitions                                              (58,260)               ---                   ---
    Dividends of unconsolidated affiliates                        537                ---                   ---
- -------------------------------------------------------------------------------------------------------------------
NET CASH (USED IN) PROVIDED BY
 INVESTING ACTIVITIES                                         (49,322)               (59)               69,500
- -------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
    Net short-term borrowings                                   7,313                ---                   ---
    Retirement of convertible debentures                          ---                ---               (14,430)
    Proceeds from issuance of long-term debt                      250             30,000                   ---
    Principal payments on long-term debt                      (12,545)            (5,842)               (5,832)
    Dividends                                                  (1,386)               ---                   ---
    Stock issuance/repurchase - net                               513                ---                   ---
- -------------------------------------------------------------------------------------------------------------------
NET CASH (USED IN) PROVIDED BY
 FINANCING ACTIVITIES                                          (5,855)            24,158               (20,262)
- -------------------------------------------------------------------------------------------------------------------
Foreign Exchange Effect on Cash and
 Short-Term Investments                                          (488)               ---                   ---
- -------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND
  SHORT-TERM INVESTMENTS                                      (56,687)            20,872                42,793
- -------------------------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS AT
 BEGINNING OF YEAR                                            121,789            100,917                58,124
- -------------------------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS AT
 END OF YEAR                                             $     65,102         $  121,789          $    100,917
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------
INTEREST PAID                                            $     11,800         $   10,400          $     14,700
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------
TAXES PAID                                               $      3,800         $    6,000          $      1,100
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

See accompanying Notes to the Consolidated Financial Statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                  Cumulative
                                   Common      Class A       Trust    Paid-In    Translation   Accumulated
(in thousands)                     Shares       Shares      Shares    Capital     Adjustment       Deficit   Total
- -----------------------------------------------------------------------------------------------------------------
December 31, 1990               $ 52,203    $ 17,898    $ 28,821    $ 527,607   $ (8,823)    $ (295,745)   $ 321,961
  Exchange of HBMS Special
    Shares                         1,366         ---        (796)        (570)       ---           ---          ---
  Translation adjustment            ---          ---         ---          ---      8,823           ---         8,823
  Retirement of convertible
    debentures                     2,626         ---         ---        8,533        ---          5,115       16,274
  Conversion of Class A Shares    17,898     (17,898)        ---          ---        ---            ---         ---
  Stock Incentive Plan                 4         ---         ---            9        ---            ---           13
  Net Loss                           ---         ---         ---          ---        ---       (156,775)    (156,775)
- --------------------------------------------------------------------------------------------------------------------
December 31, 1991                 74,097         ---      28,025      535,579        ---       (447,405)     190,296
 Exchange of HBMS Special Shares   9,791         ---      (5,713)      (4,078)       ---            ---          ---
 Exercise of stock options            36         ---         ---           95        ---            ---          131
 Stock Incentive Plan                  7         ---         ---           13        ---            ---           20
 Net Income                          ---         ---         ---          ---        ---         31,029       31,029
- --------------------------------------------------------------------------------------------------------------------
December 31, 1992                 83,931         ---      22,312      531,609        ---       (416,376)     221,476
 Exchange of HBMS Special Shares  38,213         ---     (22,312)     (15,901)       ---            ---          ---
 Exercise of stock options           213         ---         ---          767        ---            ---          980
 Stock repurchase                   (107)        ---         ---         (360)       ---            ---         (467)
 Translation adjustment              ---         ---         ---          ---       (488)           ---         (488)
 Stock Incentive Plan                  7         ---         ---           13        ---            ---           20
 Dividends                           ---         ---         ---           ---       ---         (1,386)      (1,386)
 Net Income                          ---         ---         ---           ---       ---         22,845       22,845
- ---------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1993               $122,257    $    ---    $    ---    $ 516,128   $   (488)    $ (394,917)   $ 242,980
- ----------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------


See accompanying Notes to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:
The Consolidated Financial Statements include the accounts of Terra Industries Inc., formerly Inspiration Resources Corporation, and all majority-owned subsidiaries (the Corporation).

Operating results and, where appropriate, other data presented for prior years have been reclassified to reflect discontinued operations described in Note 4.

Business segment:
The Corporation operates in the agribusiness industry through its wholly owned subsidiary, Terra International, Inc., a marketer and producer of fertilizer, crop protection products, seed and services for agriculture.

Foreign Exchange:
Results of operations for the Canadian subsidiary are translated using average currency exchange rates during the period, while assets and liabilities are translated using current rates. Resulting translation adjustments are recorded as currency translation adjustments in stockholders' equity.

Cash and short-term investments:
The Corporation considers short-term investments with an original maturity of three months or less to be cash equivalents which are reflected at their approximate fair value.

Inventories:
Inventories are stated at the lower of cost or estimated net realizable value. The cost of inventories is determined using the first-in, first-out method.

Property, plant and equipment:
Expenditures for plant and equipment additions, replacements and major improvements are capitalized. Related depreciation is charged to expense on a straight-line basis over estimated useful lives. Maintenance and repair costs are expensed as incurred.

Reclassifications:
Certain reclassifications have been made to prior years' financial statements to conform with current year presentation.

Per-share results:
Earnings-per-share data are based on the weighted average number of Common Shares that would become outstanding after allowing for the full exchange of Hudson Bay Mining and Smelting Co., Limited Special Shares held by the public and exercise of outstanding stock options. All previously unexchanged Special Shares were automatically exchanged for Common Shares of the Corporation on July 6, 1993. The dilutive effect of the Corporation's outstanding restricted shares, stock options and convertible debentures was not significant.


2.       ACQUISITIONS

On April 8, 1993, a wholly owned subsidiary of the Corporation, Terra International (Canada) Inc. (Terra Canada) acquired rights to an anhydrous ammonia manufacturing plant and related upgrading facilities (the nitrogen plant) located at Courtright, Ontario effective as of March 31, 1993. In addition, Terra Canada purchased working capital associated with the nitrogen plant and interests in 32 farm service centers operating under the trademark, Agromart(TM). All but two of the Agromarts(TM) are owned by corporations in which Terra Canada has a 50% interest, and the remaining 50% interests are owned by local management and other investors. The remaining two Agromarts(TM) are wholly owned by Terra Canada. The amount paid in connection with the transaction was approximately $73 million (Cdn) of which approximately $47 million (Cdn) was provided through lease financing and the remainder was funded by a working capital line of credit and cash.

On December 31, 1993, Terra International, Inc. purchased net assets of certain operations of Asgrow Florida Company, Inc. (Terra Asgrow Florida), a distributor of fertilizer, chemicals and seed, for $39 million. Terra Asgrow Florida operates 12 distribution centers and is a supplier to the vegetable and ornamental markets, mostly in Florida. The amount paid at closing was approximately $31 million which was provided from available cash.

Terra Canada's operating results from the date of acquisition are included in the Consolidated Statements of Income. The following represents unaudited pro forma summary results of operations as if both acquisitions had occurred at the beginning of 1992:

(in thousands, except per-share data)                                                     Year Ended December 31
- -----------------------------------------------------------------------------------------------------------------
                                                                    1993                          1992
- -----------------------------------------------------------------------------------------------------------------
Revenues                                                      $   1,351,000               $   1,282,800
Income before extraordinary items and
 cumulative effect of accounting changes                      $      25,500               $      14,300
Net income                                                    $      25,500               $      36,600
Net income per share                                          $        0.37               $        0.53
- -----------------------------------------------------------------------------------------------------------------

The pro forma operating results were adjusted to include lease expense rather than depreciation for the nitrogen plant, increased costs of seed sales, amortization of intangibles, interest expense on the acquisition borrowings and the effect of income taxes.

The pro forma information listed above does not purport to be indicative of the results that would have been obtained if the operations were combined during the above period. In addition, they are not intended to be a projection of future operating results or trends.


3.       ACCOUNTING CHANGES

In 1992, the Corporation adopted Statement of Financial Accounting Standard
(SFAS) 106, "Employers Accounting for Post-Retirement Benefits Other than Pensions" and SFAS 109, "Accounting for Income Taxes." In connection with the adoption of SFAS 106, the Corporation elected to recognize immediately the prior service cost of providing post-retirement medical benefits during the active service of the employee. This resulted in a one-time charge of $5.7 million, net of income taxes of $3.5 million. Net income from continuing operations for 1992 was reduced $0.7 million from that which would have been reported under the Corporation's previous accounting method. The pro forma effect of the change on prior years is not determinable. Prior to 1992, the Corporation recognized expense in the period the benefits were paid. These benefit costs were not significant in 1991.

Accounting for income taxes under SFAS 109 requires recognition of deferred tax assets and liabilities for the effect of future tax consequences of events recognized in the Corporation's financial statements or tax returns. SFAS 109 requires the Corporation to recognize the income tax benefit of operating loss and tax credit carryforwards expected to be realized; such recognition was prohibited under SFAS 96, the Corporation's previous method of accounting for income taxes. A $28.0 million credit was recorded as the effect at January 1, 1992 of a change in accounting principle. Income tax expense from continuing operations was increased $6.5 million for 1992 pursuant to SFAS 109.

4.       DISCONTINUED OPERATIONS

During 1993, the Corporation sold the leasing business and the construction materials businesses, discontinued in 1992.

As of December 31, 1992, the Corporation's Board of Directors approved plans to sell the leasing and construction materials businesses as well as equity interests in a copper alloy producer, an undeveloped beryllium mine property and its gold mining affiliate. As a result of this decision and a gain on the sale of remaining coal properties, discontinued in 1990, the Corporation realized a $2.4 million gain on disposition of discontinued operations during 1992.

During the 1991 third quarter, the Corporation sold its interests in its base metals segment consisting of Hudson Bay Mining and Smelting Co., Limited (HBMS) and related metals marketing and trading operations. The base metals segment was sold to Minorco, the Corporation's majority stockholder, for $87 million. The Corporation recognized a $170 million loss on the disposal of the base metals segment.

Financial results of the base metals, coal, leasing and other discontinued businesses for 1993 have been applied against their respective reserves and 1992 and 1991 amounts have been included in discontinued operations and are as follows:

(in millions)                                                           1992                      1991
- -------------------------------------------------------------------------------------------------------------------
Revenues:
         Base metals                                                $       --                $   176.8
         Leasing                                                           5 .9                     8.3
         Construction materials                                            27.8                    29.4
- -------------------------------------------------------------------------------------------------------------------
                                                                    $      33.7               $   214.5
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------
Income (loss) from operations,
 net of income taxes:
         Base metals                                                $       --                $    (4.8)
         Leasing                                                           (2.8)                    3.8
         Construction materials                                            (0.8)                   (0.2)
         Other                                                             (0.4)                    2.4
- -------------------------------------------------------------------------------------------------------------------
                                                                    $      (4.0)              $     1.2
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------


5.       RELATIONSHIP WITH MAJORITY STOCKHOLDER

Minorco, through its beneficial ownership of Common Shares, owns approximately 53 percent of the equity of the Corporation. In 1992, the Corporation discontinued its remaining operations in the gold mining business conducted through its 50 percent interest in Western Gold Exploration and Mining Company, Limited Partnership (WestGold). The remaining 50 percent interest is owned by Minorco. During 1991, the Corporation sold its base metals segment to Minorco as described in Note 4. The Corporation subleases office space to Minorco, procures certain insurance coverages for Minorco and related companies and shares the cost of an executive of both organizations. Payments in settlement of these services are made on an ongoing basis.


6.       INVENTORIES

Inventories consisted of the following at December 31:

(in thousands)                                                                    1993                 1992
- -------------------------------------------------------------------------------------------------------------------
Raw materials                                                                 $   22,983           $   14,770
Finished goods                                                                   222,012              183,851
- -------------------------------------------------------------------------------------------------------------------
Total                                                                         $  244,995           $  198,621
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

7.       PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following at December 31:

(in thousands)                                                                  1993                  1992
- -------------------------------------------------------------------------------------------------------------------
Land and buildings                                                         $     66,343           $    59,589
Plant and equipment                                                             179,095               152,766
- -------------------------------------------------------------------------------------------------------------------
                                                                                245,438               212,355

Less accumulated depreciation
   and amortization                                                            (134,768)             (120,386)
- -------------------------------------------------------------------------------------------------------------------
Total                                                                      $    110,670           $    91,969
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------


8.       DEBT DUE WITHIN ONE YEAR

Debt due within one year consisted of the following at December 31:

(in thousands)                                                                  1993                  1992
- -------------------------------------------------------------------------------------------------------------------
Short-term borrowings                                                      $      7,313           $       ---
Current maturities of long-term debt                                              2,323                12,508
- -------------------------------------------------------------------------------------------------------------------
Total                                                                      $      9,636           $    12,508
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

The Corporation has short-term domestic bank lines of credit consisting of a $130 million revolving credit facility, which is used primarily to provide for domestic seasonal working capital needs, a $26.2 million ($35 million Cdn) revolving credit facility used to provide for working capital needs for its Canadian operations, and a $15 million uncommitted line for working capital needs. There was $7.3 million outstanding at December 31, 1993 under the Canadian facility. Interest on borrowings under these lines is charged at current market rates.

Under both the domestic and Canadian facility, the Corporation has agreed, among other things, to maintain certain levels of working capital and net worth, adhere to maximum debt leverage limitations and restrict payments to the Corporation from operating subsidiaries. The Corporation's $130 million revolving credit agreement expires December 31, 1995. A commitment fee of 1/4 percent is paid on the unused portion of the facility, and no borrowings were outstanding at December 31, 1993. The Corporation's $35 million (Cdn) revolving credit agreement expires January 5, 1995 and is renewable every 120 days for a 360-day term. A commitment fee of 1/8 percent is paid on the facility. The Corporation's $15.0 million line is subject to periodic review and may be withdrawn by the bank at any time.


9.       ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following at December 31:

(in thousands)                                                                  1993                  1992
- -------------------------------------------------------------------------------------------------------------------
Customer deposits                                                          $     50,714           $    41,714
Payroll and benefit costs                                                        17,072                15,167
Income taxes                                                                     17,025                 9,551
Other                                                                            43,848                40,978
- -------------------------------------------------------------------------------------------------------------------
Total                                                                      $    128,659           $   107,410
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

10.      LONG-TERM DEBT

Long-term debt consisted of the following at December 31:


(in thousands)                                                                  1993                  1992
- -------------------------------------------------------------------------------------------------------------------
8.5% Convertible Subordinated Debentures,
 due 2012                                                                  $     72,057           $    72,057
Unsecured Senior Notes, 8.48%, due 2005                                          30,000                30,000
Industrial Development Revenue Bonds
 bearing interest at an average 6.78% with
 increasing payments from 1994 to 2011                                            9,355                 9,485
Industrial Development Revenue Bonds
 bearing a variable interest rate repaid December, 1993                             ---                 5,000
Unsecured Notes, 8.75% to 9.63%,
 due 1996 to 1998                                                                 8,500                10,500
Bank Note, floating rate repaid January, 1993                                       ---                 5,258
Other                                                                             1,472                 1,379
- -------------------------------------------------------------------------------------------------------------------
                                                                                121,384               133,679
Less current maturities                                                          (2,323)              (12,508)
- -------------------------------------------------------------------------------------------------------------------
Total                                                                      $    119,061           $   121,171
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

Estimated Fair Value                                                       $    121,500           $   121,000
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

Scheduled principal payments for each of the five years 1994 through 1998 are $2.3 million, $2.3 million, $2.8 million, $1.3 million and $6.5 million, respectively.

The Corporation's 8.5 percent Convertible Subordinated Debentures (Debentures) are convertible into Common Shares any time prior to maturity, unless previously redeemed, at a conversion price of $8.083 per share. The Debentures are subject to redemption, upon not less than 20 days notice by mail, at any time, as a whole or in part, at the election of the Corporation. The redemption price, expressed as a percent of the principal amount of the Debentures to be redeemed, is 103.40% until May 31, 1994, 102.55% until May 31, 1995 and decreasing yearly thereafter to 100% at June 1, 1997.

During 1992, the Corporation entered into a long-term note purchase agreement of $30 million in 8.48 percent Senior Notes requiring semi-annual payments through May 1, 2005. The Corporation has executed interest rate swap agreements to convert one-half of these notes to LIBOR-based floating rate instruments. The interest rate agreements became effective on April 15, 1993 and terminates on April 15, 2003. The debt agreement includes covenants similar to the Revolving Credit Agreement described in Note 8 and a requirement for rental and interest obligations coverage.

The Industrial Development Revenue Bonds due in 2011 are secured by a letter of credit guaranteed by the Corporation and, along with other long-term debt due in 2003, by the Corporation's headquarters building located in Sioux City, Iowa.

The fair value of long-term debt was established by reference to the public exchange market for the publicly traded long-term securities of the Corporation and consideration of redemption provisions. Estimates of fair value developed by the Corporation were utilized for other long-term debt.

11.      COMMITMENTS AND CONTINGENCIES

The Corporation and its subsidiaries are committed to various non-cancelable operating leases for agricultural equipment, and office, production, and storage facilities expiring on various dates through 2001. Total minimum rental payments are as follows:

(in thousands)
- -------------------------------------------------------------------------------------------------------------------
1994                                                                                                 $  25,178
1995                                                                                                    21,329
1996                                                                                                    16,998
1997                                                                                                    11,244
1998 and thereafter                                                                                      5,061
- -------------------------------------------------------------------------------------------------------------------
Total                                                                                                $  79,810
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

The Corporation entered a lease financing agreement in connection with the purchase of an ammonia manufacturing plant and related upgrading facilities located near Sarnia, Ontario. The agreement is for a four-year term requiring annual lease payments of approximately $4.0 million (Cdn). Terra Canada has an option to purchase the nitrogen plant during the term of the lease and at expiration for approximately $47 million (Cdn). If, at the end of the lease term, Terra Canada elects not to exercise its purchase option, the Corporation must pay to the lessor approximately $40 million (Cdn), subject to reimbursement based on the proceeds realized upon the sale of the nitrogen plant by the lessor. Terra Canada has entered into certain agreements in order to convert its obligations with respect to the nitrogen plant set forth above from Canadian dollar and fixed rental obligations to U.S. dollar and variable rental obligations based on interest rate changes tied to LIBOR.

Total rental expense under all leases, including short-term cancelable operating leases, was approximately $24.7 million, $19.4 million and $18.9 million for the years ended December 31, 1993, 1992 and 1991, respectively.

In 1988, the Corporation formulated a fungicide for E. I. DuPont de Nemours and Company ("DuPont") at the Blytheville facility. The fungicide was recalled and claims in excess of $90 million, plus punitive damages, have been filed by third parties alleging damages from product use. During 1993, the Corporation reached a settlement with DuPont whereby DuPont will assume responsibility for all related pending product claims and will reimburse the Corporation for claims previously settled and not reimbursed by insurers. As a result of this settlement, reserves established in 1989 to cover expected recall and claims costs will not be required. Accordingly, the Corporation reduced 1993 costs in the fourth quarter by $4.2 million, the remaining amount of such reserves.

A subsidiary of the Corporation has been notified by the United States Environmental Protection Agency (EPA) that it is a potentially responsible party (PRP) in the Matter of Valley Chemical Site, Greenville, Mississippi.
Ten other companies have also been named as PRPs. Based on discussions with the EPA and review of information from other PRPs, the Corporation believes its responsibility is limited to a portion of material removal costs which should not be significant to its operating results.

The Corporation is contingently liable for retiree medical benefits of employees of coal mining operations sold on January 12, 1993. Under the purchase agreement, the purchaser agreed to indemnify the Corporation against its obligations under certain employee benefit plans. Due to the Coal Industry Retiree Health Benefit Act of 1992, certain retiree medical benefits of union coal miners have become statutorily mandated, and all companies owning 50 percent or more of any company liable for such benefits as of certain specified dates becomes liable for such benefits if the company directly liable is unable to pay them. As a result, if the purchaser becomes unable to pay its retiree medical obligations assumed pursuant to the sale, the Corporation may have to pay such amount. The Corporation has estimated that the present value of liabilities for which it retains contingent responsibility approximates $12 million at December 31, 1993. In the event the Corporation would be required to assume this liability, mineral reserves associated with the sold coal subsidiary would revert to the Corporation.

The Corporation and certain of its subsidiaries are involved in the above mentioned and various other legal actions and claims, including environmental matters, arising from the normal course of business. Although it is not possible to predict with any certainty the outcome of such matters, it is the opinion of management that these matters will not have a material adverse effect on the Corporation.


12.      FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

FINANCIAL INSTRUMENTS - The Corporation enters into foreign exchange forward and option contracts to manage exposure to currency fluctuations. These agreements are entered as designated hedges of fixed obligations and hedges of net foreign currency transaction exposures. At December 31, 1993, the notional amounts for all foreign exchange forward and foreign currency option contracts totaled $98.2 million. These amounts are a reflection of the extent of such activity and are disclosed for informational purposes only. They do not indicate the significantly smaller credit or economic risks involved in these agreements.

These contracts had a carrying amount of $0.1 million and a fair value of $0.9 million. Fair value of foreign exchange forward contracts is based on quotations received from a quotation service and on computations prepared by the Corporation which are based on current rates of exchange. Maturities, which are consistent with the settlement dates of items being hedged, extend through April 1997. The gains and losses on these contracts are deferred and included as a component of the related transaction.

The Corporation fixes some natural gas supply prices through the use of swap agreements and financial derivatives. The Corporation had gas contracts with a computed value of $24.7 million and a fair value of $24.2 million based on contract prices and rates in effect at December 31, 1993. Gains and losses on futures contracts and swap agreements are credited or charged to manufacturing cost in the month to which the hedged transaction relates.

At December 31, 1993, the Corporation had letters of credit outstanding totaling $19.5 million, guaranteeing various insurance and financing activities. Short-term investments of $13.0 million at December 31, 1993 and 1992 are restricted to collateralize certain of the letters of credit.

The Corporation enters into the above agreements with a limited number of major international financial institutions. The Corporation does not expect any losses from credit exposure due to review and control procedures established by corporate policy.

CONCENTRATIONS OF CREDIT RISK - The Corporation is subject to credit risk through trade receivables and short-term investments. Although a substantial portion of its debtors' ability to pay is dependent upon the agribusiness economic sector, credit risk with respect to trade receivables is minimized due to a large customer base and its geographic dispersion. Short-term cash investments are placed with well capitalized, high quality financial institutions and in short duration corporate and government debt securities funds. By policy, the Corporation limits the amount of credit exposure in any one type of investment instrument.


13.      STOCKHOLDERS' EQUITY

The Corporation allocates $1.00 per share upon the issuance of Common Shares to the Common Share capital account.

On July 6, 1993, the outstanding HBMS Special Exchangeable Non-Voting Shares (HBMS Special Shares) were each automatically exchanged for one Common Share of the Corporation. Through the Corporation's Trust Shares, each HBMS Special Share had a vote equivalent to one Common Share of the Corporation. For Common Shares issued upon the exchange of HBMS Special Shares subsequent to August 31, 1986, the Corporation allocated $9.53 per share to the Common Share capital account, representing the average historical capitalization of the HBMS Special Shares.

In 1992, the Corporation issued 375,500 restricted Common Shares under its 1992 Stock Incentive Plan to certain key employees of the Corporation. During 1993 an additional 38,500 shares were issued and 45,500 shares were forfeited. At December 31, 1993, 368,500 of the unvested shares remain outstanding. Under terms of the issuance, vesting of stock granted is contingent upon the attainment, prior to March 1999, of pre-established market price objectives for the Corporation's shares and/or, for approximately 31 percent of participants, specified regional or divisional three-year operating profit objectives. In 1991, the Corporation issued 33,300 restricted Common Shares under its 1987 Stock Incentive Plan. The agreement restricts the shares to vesting in equal annual installments over five years. The shares issued are entitled to normal voting rights and earn dividends as declared during the performance periods. Compensation expenses are accrued on ratable bases through the performance periods.

The Corporation has authorized 16,500,000 Trust Shares for issuance. All Trust Shares previously outstanding were cancelled in July 1993.

In addition to the Common and Trust Shares, the Corporation has authorized 19,125,000 Class A Shares for issuance. All Class A Shares previously outstanding were converted to Common Shares in 1991.

A summary of changes in the Corporation's outstanding capital stock follows:

                                                       Common          Class A         Trust           Total
(in thousands)                                         Shares          Shares          Shares          Shares
- -------------------------------------------------------------------------------------------------------------------
December 31, 1990                                       43,207          17,898          5,181          66,286
         Exchanges of HBMS Special Shares                  144             ---           (144)            ---
         Retirement of Convertible Debentures            2,626             ---            ---           2,626
         Conversion of Class A Shares                   17,898         (17,898)           ---             ---
         Stock Incentive Plan                               33             ---            ---              33
- -------------------------------------------------------------------------------------------------------------------
December 31, 1991                                       63,908             ---          5,037          68,945
         Exchange of HBMS Special Shares                 1,027             ---         (1,027)            ---
         Exercise of stock options                          36             ---            ---              36
         Stock Incentive Plan                              375             ---            ---             375
- -------------------------------------------------------------------------------------------------------------------
December 31, 1992                                       65,346             ---          4,010          69,356
         Exchange of HBMS Special Shares                 4,010             ---         (4,010)            ---
         Exercise of stock options                         213             ---            ---             213
         Repurchase of shares                             (107)            ---            ---            (107)
         Stock Incentive Plan                               (7)            ---            ---              (7)
- -------------------------------------------------------------------------------------------------------------------
December 31, 1993                                       69,455             ---            ---          69,455
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

At December 31, 1993, 12.5 million Common Shares were reserved for issuance upon award of restricted shares, exercise of employee stock options and conversion of convertible debentures.


14.      STOCK OPTIONS

The Corporation's 1992 Stock Incentive Plan authorized granting key employees options to purchase Common Shares at not less than fair market value on the date of grant and also authorizes the award of performance units and restricted shares. The Corporation's 1983 Stock Option Plan and 1987 Stock Incentive Plan authorized granting key employees similar options to purchase Common Shares.
No further options may be granted under the 1983 and 1987 Plan. Awards to a maximum of 2.5 million Common Shares may be granted under the 1992 Plan. Options generally may not be exercised prior to one year or more than ten years from the date of grant. At December 31, 1993, 1,763,500 Common

Shares were available for grant under the 1992 Plan. A summary of activity under the 1992, 1987 and 1983 Plans follows:

                                                    Shares                            Price Range
(in thousands)                                   Under Option                          Per Share
- -------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1990                          2,603                        $4.13 to  $13.11
         Granted                                        356                                    3.38
         Expired/terminated                             505                         3.38 to   13.11
         Exercised                                      ---                                  ---
- -------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1991                          2,454                        $3.38 to  $13.11
         Granted                                        328                                    5.00
         Expired/terminated                             163                         3.38 to   11.15
         Exercised                                       36                         3.38 to    4.13
- -------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992                          2,583                        $3.38 to  $13.11
         Granted                                         41                                    5.00
         Expired/terminated                             266                         4.125 to  13.11
         Exercised                                      213                         3.38 to    6.75
- -------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                          2,145                        $3.38 to  $11.38
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------


The number of options exercisable at December 31 for each of the past three years follows:

                                                                                      Price Range
(in thousands)                                     Options                             Per Share
- -------------------------------------------------------------------------------------------------------------------
         1991                                         2,101                        $4.13 to  $13.11
         1992                                         2,255                         3.38 to   13.11
         1993                                         1,777                         3.38 to   11.38
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------


15.      RETIREMENT PLANS

The Corporation and its subsidiaries maintain non-contributory pension plans that cover substantially all salaried and hourly employees. Benefits are based on a final pay formula for the salaried plans and a flat benefit formula for the hourly plans. The plans' assets consist principally of equity securities and corporate and government debt securities. The Corporation and its subsidiaries also have certain non-qualified pension plans covering executives, which are unfunded. The Corporation accrues pension costs based upon annual independent actuarial valuations for each plan and funds these costs in accordance with statutory requirements. The components of net periodic pension expense (credit) were as follows:

(in thousands)                                                   1993             1992             1991
- -------------------------------------------------------------------------------------------------------------------
Current service cost                                           $  2,627         $  2,019         $  1,914
Interest on projected benefit obligation                          3,539            2,322            2,077
Actual return on assets                                          (4,629)          (2,290)          (4,251)
Net amortization and other                                          853               28            2,395
- -------------------------------------------------------------------------------------------------------------------
Pension expense                                                $  2,390         $  2,079         $  2,135
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

         The following table reconciles the plans' funded status to amounts included in the Consolidated Statements of Financial Position at December 31:

(in thousands)                                              1993                             1992
- --------------------------------------------------------------------------------------------------------------
                                                                 Plans with                         Plans with
                                                Plans with      accumulated      Plans with        accumulated
                                             assets in excess   benefits in   assets in excess     benefits in
                                              of accumulated     excess of     of accumulated       excess of
                                                 benefits       plan assets       benefits         plan assets
- -------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
    Vested benefit obligations                 $   (32,550)     $   (1,532)      $  (21,764)       $   (1,069)
    Accumulated benefit obligations            $   (36,213)     $   (1,680)      $  (24,376)       $   (1,109)
    Projected benefit obligations              $   (51,173)     $   (1,993)      $  (33,558)       $   (1,155)
Plan assets at fair value                           45,626             ---           30,732               ---
- -------------------------------------------------------------------------------------------------------------------
Funded status                                       (5,547)         (1,993)          (2,826)           (1,155)
Unrecognized net experience loss (gain)              4,061             295            1,673              (386)
Unrecognized prior service cost                        636             107              667               116
Unrecognized net transition (asset) obligation      (3,469)            645           (3,835)              705
Additional minimum liability                           ---            (734)             ---              (389)
- -------------------------------------------------------------------------------------------------------------------
Pension liability included in the Consolidated
 Statements of Financial Position              $    (4,319)     $   (1,680)      $   (4,321)       $   (1,109)
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

Under the terms of the Canadian purchase agreement, the Corporation established a pension plan for transferring employees, whereby the seller will transfer assets, which approximate the projected benefit obligation of $9.8 million.

The assumptions used to determine the actuarial present value of benefit obligations and pension expense during each of the years in the three- year period ended December 31, 1993 were as follows:

                                                      1993             1992             1991
- -------------------------------------------------------------------------------------------------------------------
Weighted average discount rates to determine:
    Pension expense                                   7.5%             8.5%             8.5%
    Present value of benefit obligations              7.5%             8.5%             8.5%
Long-term per annum compensation increase             5.0%             6.0%             6.0%
Long-term return on plan assets                       9.5%             9.5%             9.5%
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

The Corporation also sponsors a qualifying savings plan covering most full-time employees. Contributions made by participating employees are matched based on a specified percentage of employee contributions to 6% of the employees' pay base. The cost of the Corporation's matching contribution to the savings plan totaled $1.4 million in 1993, and $1.1 million in 1992 and 1991.


16.      POST-RETIREMENT BENEFITS

The Corporation also provides health care benefits for eligible retired employees of its agribusiness subsidiary. Participants generally become eligible after reaching retirement age with ten years of service. The plan pays a stated percentage of most medical expenses reduced for any deductible and payments made by government programs. The plan is unfunded.

Employees hired prior to January 1, 1990 are eligible for participation in the plan. Participant contributions and co-payments are subject to escalation.

The following table indicates the components of the post-retirement medical benefits obligation included in the Corporation's Consolidated Statement of Financial Position at December 31, 1993:

(in thousands)                                                       1993                     1992
- -------------------------------------------------------------------------------------------------------------------
Accumulated post-retirement medical benefit obligation:
    Retirees                                                     $    2,054               $     2,168
    Fully eligible active plan participants                           1,946                     2,075
    Other active participants                                         5,305                     6,205
- -------------------------------------------------------------------------------------------------------------------
    Funded status                                                    (9,305)                  (10,448)
    Unrecognized net (gain) loss                                        149                        37
    Unrecognized prior service (benefit)                             (2,040)                      ---
- -------------------------------------------------------------------------------------------------------------------
(Accrued) post-retirement benefit cost                           $  (11,196)              $   (10,411)
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

Net periodic post-retirement medical benefit cost consisted of the following components:

(in thousands)                                                       1993                     1992
- -------------------------------------------------------------------------------------------------------------------
Service cost of benefits earned                                  $      526               $       723
Interest cost on accumulated post-retirement medical
 benefit obligation                                                     614                       730
Net amortization and other                                             (127)                      ---
- -------------------------------------------------------------------------------------------------------------------
Net periodic post-retirement medical benefit cost                $    1,013               $     1,453
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

The Corporation limits its future obligation for post-retirement medical benefits by capping at 5% the annual rate of increase in the cost of claims it assumes under the Plan. The weighted average discount rate used in determining the accumulated post-retirement medical benefit obligation is 7.5% and was 8.0% in 1992. The determination of the Corporation's accumulated post-retirement benefit obligation as of December 31, 1993 utilizes the annual limit of 5% for increases in claims costs.


17.      OTHER INCOME, NET

Other income consisted of the following:

(in thousands)                                                   1993             1992             1991
- -------------------------------------------------------------------------------------------------------------------
Fertilizer service revenue                                     $ 13,531         $ 10,354         $  9,743
Service charge income                                             3,930            3,963            3,833
Other, net                                                        8,030            5,829            5,255
- -------------------------------------------------------------------------------------------------------------------
Total                                                          $ 25,491         $ 20,146         $ 18,831
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

                                                                        26
18.      INCOME TAXES

Components of the income tax provision (benefit) applicable to continuing operations are as follows:


(in thousands)                                              1993            1992             1991
- -------------------------------------------------------------------------------------------------------------------
Current:
    Federal                                             $    4,884      $       640      $        600
    Foreign                                                  3,750              ---               ---
    State                                                    4,709              804               818
- -------------------------------------------------------------------------------------------------------------------
                                                            13,343            1,444             1,418
- -------------------------------------------------------------------------------------------------------------------
Deferred:
    Federal                                                 (4,126)           6,288              (119)
    Foreign                                                    451              ---               ---
    State                                                     (368)              25              (226)
- -------------------------------------------------------------------------------------------------------------------
                                                            (4,043)           6,313              (345)
- -------------------------------------------------------------------------------------------------------------------
Total income tax provision                              $    9,300      $     7,757      $      1,073
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

Effective January 1, 1992, the Corporation adopted SFAS 109 to account for income taxes as described in Note 3 above. The Corporation has accumulated net operating loss (NOL) carryforwards and, in prior years under provisions of its previous accounting method, the benefits from loss carryforwards had been included as a reduction of income tax expense in the year utilized.

The income tax provision differs from the federal statutory provision for the following reasons:


(in thousands)                                              1993            1992             1991
- -------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing
operations before taxes:
    U.S.                                                $   19,046      $    18,186      $     13,106
    Canada                                                  13,099              ---               ---
- -------------------------------------------------------------------------------------------------------------------
                                                        $   32,145      $    18,186      $     13,106
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------
Statutory income tax:
    U.S.                                                $    6,666      $     6,183      $      4,456
    Canada                                                   4,978              ---               ---
- -------------------------------------------------------------------------------------------------------------------
                                                            11,644            6,183             4,456
Non-deductible expenses                                        698              710               705
State and local income taxes                                 3,061              547               391
Benefit of loss carryforwards                               (4,494)             ---            (5,036)
Change in federal tax rates                                 (1,233)             ---               ---
Undistributed equity earnings                                 (865)             ---               ---
Other                                                          489              317               557
- -------------------------------------------------------------------------------------------------------------------
Income tax provision                                    $    9,300      $     7,757      $      1,073
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

Deferred tax assets totaled $50.8 million and $46.3 million at December 31, 1993 and 1992, respectively. At December 31, 1993, undistributed earnings of the Canadian subsidiary, considered permanently invested, for which deferred income taxes have not been provided, was $8.9 million. The tax effect of NOL and tax credit carryforwards and significant temporary differences between reported and taxable earnings that gave rise to net deferred tax assets were as follows:

(in thousands)                                                                  1993             1992
- -------------------------------------------------------------------------------------------------------------------
    NOL capital loss and tax credit carryforwards                       $     28,937     $     31,209
    Discontinued business costs                                                7,295            8,992
    Unfunded employee benefits                                                 8,146            8,354
    Accrued liabilities                                                        8,658            5,705
    Inventory valuation                                                        4,059            3,418
    Account receivable allowances                                              2,176            2,286
    Depreciation                                                              (6,297)          (4,020)
    Valuation allowance                                                       (2,765)          (9,554)
    Other                                                                         93             (131)
- -------------------------------------------------------------------------------------------------------------------
                                                                        $     50,302     $     46,259
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------



Remaining unutilized NOL carryforwards were approximately $55 million and $51 million at December 31, 1993 and 1992, respectively. NOL carryforwards that have not been utilized expire in 2005. Investment tax credits of approximately $1.7 million expire in varying amounts from 1998 through 2000. Alternative minimum taxes paid of $5.2 million are available to offset future tax liabilities and have an indefinite life. The Corporation's capital loss carryforwards totalled $7.9 million and $28.1 million at December 31, 1993 and 1992, respectively. Capital loss carryforwards that are not utilized will expire in 1997. The change in the valuation allowance reflects current utilization of capital losses against capital gains and changes in tax rates. A valuation allowance is provided since the realization of tax benefits of capital loss carryforwards is not assured.

Components of income tax provision (benefit) included in net income other than from continuing operations are as follows:


(in thousands)                                              1993            1992             1991
- -------------------------------------------------------------------------------------------------------------------
Current:
    Federal                                             $      ---      $       120      $      2,496
    State and local                                            ---            5,479             1,992
- -------------------------------------------------------------------------------------------------------------------
                                                               ---            5,599             4,488
- -------------------------------------------------------------------------------------------------------------------
Deferred:
    Federal                                                    ---          (18,887)              554
    State and local                                            ---           (2,001)             (629)
- -------------------------------------------------------------------------------------------------------------------
                                                               ---          (20,888)              (75)
- -------------------------------------------------------------------------------------------------------------------

                                                        $      ---      $   (15,289)     $      4,413
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

RESPONSIBILITY FOR FINANCIAL STATEMENTS


The accompanying Consolidated Financial Statements of Terra Industries Inc. and its subsidiaries have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances. The integrity and objectivity of data in these financial statements and supplemental data, including estimates and judgments related to matters not concluded by year end, are the responsibility of management.

The Corporation has a system of internal accounting controls that provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorizations, that assets are properly safeguarded and accounted for, and that financial records are maintained to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, and organizational structure that segregates duties, and a comprehensive program of periodic audits by the internal auditors. The Corporation also has instituted policies and guidelines that require employees to maintain the highest level of ethical standards.

The Audit Committee of the Board of Directors is responsible for the review and oversight of the internal audit function, the financial statements and reporting practices of the Corporation. The Audit Committee meets periodically with management, internal auditors and the independent accountants. The independent accountants and internal auditors have access to the Audit Committee and, without management present, have the opportunity to discuss the adequacy of internal accounting controls and to review the quality of financial reporting.

The Consolidated Financial Statements contained in this Annual Report have been examined by our independent accountants. Their examinations included a review of internal accounting controls to establish a basis for reliance thereon in determining the nature, extent and timing of audit tests applied in their examinations of the Consolidated Financial Statements.




 /s/ Burton M. Joyce                                /s/ Francis G. Meyer
 Burton M. Joyce                                    Francis G. Meyer
 President and                                      Chief Financial Officer and
  Chief Executive Officer                            Chief Accounting Officer

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Terra Industries Inc.



We have audited the accompanying consolidated statement of financial position of Terra Industries Inc. and its subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, cash flows and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Corporation for the year ended December 31, 1991 were audited by other auditors whose report, dated February 13, 1992, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 1993 and 1992 consolidated financial statements present fairly, in all material respects, the financial position of the Corporation at December 31, 1993 and 1992, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 3 to the financial statements, the Corporation changed its method of accounting for post-retirement medical benefits and income taxes effective January 1, 1992 to conform with Statements of Financial Accounting Standards No. 106 and 109.




/s/ Deloitte & Touche
DELOITTE & TOUCHE
Omaha, Nebraska

February 1, 1994

QUARTERLY PRODUCTION DATA (unaudited)

                                                 Quarter       Quarter      Quarter       Quarter        Year
                                                  Ended         Ended        Ended         Ended        Ended
                                                 March 31      June 30      Sept. 30      Dec. 31      Dec. 31
- -------------------------------------------------------------------------------------------------------------------
MANUFACTURED FERTILIZER
1993 Net Production (tons):
    Anhydrous ammonia                            122,772      192,962       170,344      200,011        686,089
    Nitrogen solutions                           230,219      238,332       256,659      262,123        987,333
    Urea                                          43,290       64,441        49,763       65,105        222,599

1992 Net Production (tons):
    Anhydrous ammonia                            104,252      101,187        92,935      105,849        404,223
    Nitrogen solutions                           192,053      204,017       159,276      204,409        759,755
    Urea                                          37,435       31,314        19,823       38,159        126,731
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

QUARTERLY FINANCIAL AND STOCK MARKET DATA (unaudited)

(in thousands, except
per-share data and stock prices)               March 31,            June 30,      Sept. 30,          Dec. 31,
- ---------------------------------------------------------------------------------------------------------------
1993
    Total revenues                          $   167,110         $   653,231      $   250,464      $   167,196
    Gross profit                            $    23,026         $   107,947      $    35,376      $    34,995
    (Loss) income from continuing
     operations                             $    (8,736)        $    39,573      $    (2,466)    $     (5,526)
    Net income (loss)                       $    (8,736)        $    39,573      $    (2,466)    $     (5,526)
Per Share:
    (Loss) income from continuing
     operations                             $     (0.13)        $      0.57      $     (0.04)     $     (0.08)
    Net income (loss)                       $     (0.13)        $      0.57      $     (0.04)     $     (0.08)
Common Share price:
    High                                    $      4.88         $      4.13      $      4.88      $      7.88
    Low                                     $      3.88         $      3.63      $      3.75      $      4.63
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------
1992
    Total revenues                          $   195,427         $   588,195      $   190,724      $   107,845
    Gross profit                            $    24,195         $    96,163      $    24,493      $    18,100
    (Loss) income from continuing
     operations                             $    (5,293)        $    28,987      $    (4,970)    $     (8,295)
    (Loss) income before effect
     of accounting changes                  $    (5,901)        $    27,543      $    (6,524)    $     (6,354)
    Net income (loss)                       $    16,364 (a)     $    27,543      $    (6,524)    $     (6,354)
Per Share:
    (Loss) income from continuing
     operations                             $     (0.08)        $      0.42      $     (0.07)     $     (0.12)
    (Loss) income before effect
     of accounting changes                  $     (0.09)        $      0.40      $     (0.09)     $     (0.09)
    Net income (loss)                       $      0.24         $      0.40      $     (0.09)     $     (0.09)
Common Share price:
    High                                    $      6.00         $      5.88      $      5.38      $      5.25
    Low                                     $      4.38         $      5.00      $      4.50      $      4.25
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

Amounts have been restated as appropriate to reflect continuing operations.

(a) The 1992 first quarter includes $22.3 million credit for the cumulative effect of the changes in accounting methods.


REVENUES

(in thousands)                                              1993               1992               1991
- -------------------------------------------------------------------------------------------------------------------
    Manufactured fertilizer                          $      228,910     $      125,590     $      126,552
    Resale fertilizer                                       257,585            229,136            240,803
    Crop protection products                                660,616            641,021            576,325
    Seed                                                     50,599             51,059             46,467
    Other                                                    40,291             35,385             32,450
- -------------------------------------------------------------------------------------------------------------------
    Total                                            $    1,238,001     $    1,082,191     $    1,022,597
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS AND DIVIDENDS

The Corporation's Common Shares are traded principally on the New York Stock Exchange. At January 31, 1994, 69.6 million Common Shares were outstanding and held by 6,065 stockholders.

During 1989, the Corporation instituted a regular quarterly dividend of $0.03 per share. Dividends paid amounted to $0.12 and $0.09 per share during 1990 and 1989, respectively. The Corporation suspended dividends in 1991 and resumed its quarterly dividend, at $0.02 per share, in the fourth quarter of 1993.


FINANCIAL SUMMARY

(in thousands, except
per-share and employee data)        1993         1992          1991          1990        1989         1988
- -----------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
  Working capital                $   231,287   $   215,817    $  156,587   $  135,374   $  158,329   $ 181,827
  Total assets                   $   634,482   $   580,192    $  517,162   $  805,279   $  915,068   $ 841,750
  Long-term debt                 $   121,384   $   133,679    $  114,805   $  184,324   $  153,212   $ 157,295
  Stockholders' equity           $   242,980   $   221,476    $  190,296   $  321,961   $  439,056   $ 414,588
RESULTS OF OPERATIONS
  Revenues                       $ 1,238,001   $ 1,082,191    $1,022,597   $  962,202   $  949,458   $ 851,372
  Costs and expenses              (1,196,173)   (1,056,472)     (996,928)    (960,084)    (937,277)   (836,655)
  Interest income                      3,261         3,084         1,789          573          509         459
  Interest expense                   (12,944)      (10,617)      (14,352)     (17,629)     (17,643)    (23,158)
  Income tax
   (provision) benefit                (9,300)       (7,757)       (1,073)         816          316         523
- -----------------------------------------------------------------------------------------------------------------
  Income (loss) from
   continuing operations              22,845        10,429        12,033      (14,122)      (4,637)     (7,459)
  Discontinued operations                ---        (1,665)     (168,808)     (94,379)      29,808      49,435
  Extraordinary items                    ---           ---         5,115          ---          ---         ---
  Cumulative effect of
   accounting changes                    ---        22,265           ---          ---          ---         ---
- -----------------------------------------------------------------------------------------------------------------
  Net income (loss)              $    22,845   $   31,029     $ (151,660)  $ (108,501)  $   25,171   $  41,976
- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE:
    Continuing operations        $      0.33   $     0.15     $     0.18   $    (0.21)  $    (0.07)  $   (0.11)
    Discontinued operations              ---        (0.02)         (2.51)       (1.43)        0.45        0.74
    Extraordinary items                  ---         0.32           0.07          ---          ---         ---
- -----------------------------------------------------------------------------------------------------------------
Total                            $      0.33   $     0.45     $    (2.26)  $    (1.64)  $     0.38   $    0.63
- -----------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
  Continuing operations          $    21,620   $   17,620      $  12,728   $   10,689   $   13,568   $  21,142
  Discontinued operations                ---        2,231          8,432       55,139       74,274      59,266
- -----------------------------------------------------------------------------------------------------------------
Total                            $    21,620   $   19,851      $  21,160   $   65,828   $   87,842   $  80,408
- -----------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------
Employees                              2,400        2,000          1,950        1,850        1,800       1,700
- -----------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------

Amounts have been restated as appropriate to reflect continuing operations.