Form 10-K, Exhibit 13
period 1994-12-31
TERRA INDUSTRIES INC
filed 1995-03-20
CIK 722079

                                                                    CONFIDENTIAL
                                                                               1


FINANCIAL REVIEW

CONSOLIDATED RESULTS

From an earnings perspective, 1994 was the most successful year in the Corporation's history. 1994 net income increased to $56.6 million from $22.8 million in 1993 and $31.0 million in 1992 with per share earnings of $0.78, $0.33 and $0.45, respectively. Revenues increased to $1.67 billion in 1994 from $1.24 billion in 1993 and $1.08 billion in 1992.

1994 net income included a non-recurring pretax charge of $7.0 million, or $0.06 per share, for the estimated costs associated with an explosion at the Corporation's Port Neal manufacturing plant and an extraordinary loss of $3.1 million, or $0.04 per share, for the early retirement of debt. Additionally, 1994 net income included a net gain of $3.4 million, or $0.05 per share, to recognize the cumulative effect of a change in the method of accounting for plant turnaround costs and adoption of Statement of Financial Accounting Standards (SFAS) 112, "Employers Accounting for Post-Employment Benefits." 1992 net income included a credit of $22.3 million or $0.32 per share to recognize the combined effects of changes in accounting for income taxes and retiree medical benefits. The credit resulted principally from the recognition of income tax benefits from net operating loss (NOL) and tax credit carryforward positions.

FINANCIAL COMPARABILITY AND OVERVIEW

The Corporation has expanded its operations over the last two years by increasing its manufacturing capability, expanding its distribution business and increasing the volume of higher margin value-added products.

On October 20, 1994, the Corporation acquired the stock of Agricultural Minerals and Chemicals Inc. (AMCI), for $400 million in cash plus working capital adjustments approximating $100 million. Through the AMCI acquisition, the Corporation is the general partner and has acquired a 60% ownership interest in ammonia production and upgrading facilities located in Verdigris, Oklahoma and Blytheville, Arkansas and has acquired a methanol production facility located in Beaumont, Texas.

On September 15, 1994, the Corporation acquired a 34% interest in Royster-Clark, Inc. for $12 million in cash. Royster-Clark is a 100 location distributor of crop input and protection products in the mid-Atlantic region.

                                                                    CONFIDENTIAL
                                                                               2

On December 31, 1993, the Corporation purchased the assets and business of Asgrow Florida, Inc. (Terra Asgrow Florida), a distributor of crop input and protection products, for $39 million. Terra Asgrow Florida operates 12 distribution centers and is a supplier to the vegetable and ornamental plant markets, primarily in Florida.

On March 31, 1993, for $19.9 million in cash plus an operating lease, the Corporation acquired the rights to an ammonia production and upgrading facility near Sarnia, Ontario and ownership interests in 32 farm service centers in Ontario, New Brunswick and Nova Scotia. Thirty of the farm service centers are 50% owned and two are 100% owned.

FACTORS THAT AFFECT OPERATING RESULTS

Factors that may affect the Corporation's future operating results include: the relative balance of supply and demand for nitrogen fertilizers and methanol, the number of planted acres, the types of crops planted, the effects general weather patterns have on the timing and duration of field work for crop planting and harvesting, the supply of crop inputs, the availability and cost of natural gas, the effect of environmental legislation on demand for the Corporation's products, the availability of financing sources to fund seasonal working capital needs, and the potential for interruption to operations due to accident or natural disaster.

Prices for nitrogen products are influenced by the world supply and demand balance for ammonia and nitrogen-based products. Demand is affected by population growth and increasing living standards that determine food consumption. Supply is affected by worldwide capacity and the availability of nitrogen product exports from major producing regions such as the former Soviet Union, the Middle East and South America.

Methanol is used as a raw material in the production of formaldehyde, methyl tertiary butyl ether (MTBE), acetic acid and numerous other chemical derivatives. The price of methanol has been greatly influenced by the demand for MTBE, an oxygen and octane enhancer used in reformulated gasoline. Beginning in 1992, federally-mandated standards (the Clean Air Act Amendments) require the use of oxygenated gasoline in over 30 metropolitan areas during the portion of the year, generally the winter months, when maximum allowable carbon monoxide levels are likely to be exceeded. Effective January 1, 1995, the second phase of the Clean Air Act Amendments require the year-round use of reformulated gasoline in the nine metropolitan areas having the highest levels of ozone pollution plus any non-attainment areas in a state that elects to participate in

                                                                    CONFIDENTIAL
                                                                               3

the reformulated gasoline program. Future demand for MTBE and methanol will depend on the degree to which the Clean Air Act Amendments are implemented and enforced, potential additional legislation, the effect of health concerns regarding the use of MTBE as a fuel additive, the willingness of regulatory agencies to grant waivers, and the demand for reformulated gasolines in areas where it is not required. Additionally, future demand will be impacted by the availability and use of alternative oxygenates, principally ethyl tertiary butyl ether (ETBE) which is manufactured from ethanol, a renewable resource. The EPA has mandated that, effective January 1, 1995, 15%, and effective January 1, 1996, 30%, of reformulated gasoline use an oxygenate from a renewable resource, which for all practical purposes is ethanol. Although there is a current market preference for MTBE, there can be no assurance that MTBE will not be replaced by alternative oxygenates as a result of price, regulatory changes, or other factors.

With the acquisition of AMCI, the Corporation has raised its annual production capacity for methanol from 40 million to 320 million gallons. Approximately 45% of the Corporation's production capacity is subject to a methanol hedge agreement (see Note 12 to the Consolidated Financial Statements) which will affect margins on this portion of the Corporation's methanol production through December 31, 1997 should average methanol prices exceed average natural gas prices by certain amounts.

The number of acres planted and types of crops planted are influenced by government programs designed to manage carryover stocks and commodity prices of certain crops. Due to the higher quantities of crop inputs per acre for corn and cotton, compared with other major crops, changes in corn and cotton acreages have a more significant effect on the demand for the Corporation's products and services than changes in other crops. 1994 was a record year for corn in both the number of planted acres and crop yields, resulting in a high level of crop carryovers into 1995. The Corporation expects planted corn acreage to decrease from 79.2 million acres in 1994 to about 77 million acres in 1995. Planted cotton acreage is expected to increase to 15.8 million acres in 1995 from 14.1 million acres in 1994.

Weather can have a significant effect on operations. Weather conditions that delay or intermittently disrupt field work during the planting and growing season may result in fewer crop inputs being applied than normal and/or shift plantings to crops with shorter growing seasons. Similar conditions following harvest may delay or eliminate opportunities to apply fertilizer in the fall. Weather can also have an adverse effect on crop yields, which lowers the income of growers and could impair their ability to pay for inputs purchased from the

                                                                    CONFIDENTIAL
                                                                               4

Corporation. During 1994, favorable conditions prevailed during most of the spring and fall allowing for unimpeded application of fertilizer and other crop inputs.

Reliable sources for supply of crop inputs at competitive prices are critical to the distribution portion of the Corporation's business. The Corporation's sources for fertilizer, agricultural chemicals and seed are typically manufacturers without the capability to distribute products to the North American grower. The Corporation has entered into purchase agreements which should ensure an adequate supply of products for its grower and dealer customers through 1995.

The principal raw material used to produce manufactured nitrogen products and methanol is natural gas. Natural gas costs comprise almost 50% of the total costs and expenses associated with nitrogen production and in excess of 50% of the total costs and expenses associated with methanol. The Corporation believes that there is sufficient supply to allow stable costs for the foreseeable future and has entered into firm contracts to minimize the risk of interruption or curtailment of natural gas supplies during the heating season. At December 31, 1994, the Corporation had fixed prices for approximately 60% of its 1995 natural gas requirements using supply contracts or financial derivatives. Liquidation of these financial derivatives based on December 31, 1994 market prices would have resulted in a loss of $21.3 million. Realized losses of $4.5 million relating to future periods have been deferred.

The Corporation's distribution business segment is highly seasonal with the majority of sales occurring during the second quarter in conjunction with spring planting activity. Due to the seasonality of the business and the relatively brief periods during which products can be used by customers, the Corporation builds inventories during the first quarter of the year in order to ensure timely product availability during the peak sales season. The Corporation's ability to purchase product at off-season prices and carry inventory until periods of peak demand generally contributes to higher margins. For its current level of sales, the Corporation requires lines of credit to fund inventory increases as well as to support customer credit terms. The Corporation believes that its credit facilities are adequate for expected 1995 sales levels.

The Corporation's operations may be subject to significant interruption if one or more of its facilities were to experience a major accident or were damaged by severe weather or other natural disaster. The Corporation currently maintains insurance (including business interruption insurance) and expects that it will continue to do

                                                                    CONFIDENTIAL
                                                                               5

so in an amount which it believes is sufficient to allow the Corporation to withstand major damage to any of its facilities.

DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation uses derivative financial instruments to manage risk in the areas of (a) foreign currency fluctuations, (b) changes in natural gas supply prices, (c) changes in interest rates and (d) the effect of methanol prices relative to natural gas prices. See Note 12 to the Consolidated Financial Statements for information on the use of derivative financial instruments.


RESULTS OF CONTINUING OPERATIONS
1994 COMPARED WITH 1993

CONSOLIDATED RESULTS

The Corporation reported income from continuing operations of $56.2 million, or $0.77 per share, on revenues of $1.67 billion in 1994 compared with income from continuing operations of $22.8 million or $0.33 per share on revenues of $1.24 billion in 1993. 1994 results include the operations of Terra Asgrow Florida subsequent to its acquisition on December 31, 1993 and AMCI subsequent to its acquisition on October 20, 1994. These acquisitions added approximately $190 million to revenue and $21 million to income from continuing operations. Excluding the impact of these acquisitions, revenues increased 19% over 1993 and income from continuing operations increased 46%.

With the acquisition of AMCI, the Corporation has classified its operations into three business segments: Distribution, Nitrogen Products and Methanol. The Distribution segment includes sales of products purchased from manufacturers, including the Corporation, and resold by the Corporation. Distribution revenues are derived primarily from grower and dealer customers through sales of chemicals, fertilizers, seed and related services. The Nitrogen Products category represents only those operations directly related to the wholesale sales of nitrogen products from the Corporation's ammonia manufacturing and upgrading facilities. The Methanol category represents only wholesale sales of methanol from the Corporation's two methanol manufacturing facilities.

                                                                    CONFIDENTIAL
                                                                               6

Total revenues and operating income from continuing operations for the years ended December 31, 1994 and 1993 were as follows:

                                           Pro Forma
                                              1994
(in thousands)                      (unaudited - see below)      1994              1993
- ---------------------------------------------------------------------------------------------
REVENUES:
Distribution                                $1,318,416        $1,318,416         $1,019,438
Nitrogen Products                              539,152           296,557            228,910
Methanol                                       246,404            70,274                ---
Other - net                                    (19,145)          (19,300)           (10,347)
- ---------------------------------------------------------------------------------------------
                                            $2,084,827        $1,665,947         $1,238,001
=============================================================================================
OPERATING INCOME:
Distribution                                $   33,784        $   33,784         $   16,903
Nitrogen Products                              111,961            48,369             28,654
Methanol                                       129,888            42,679                ---
Other expense - net                             (9,466)           (9,537)            (3,729)
- ---------------------------------------------------------------------------------------------
                                               266,167           115,295             41,828
Interest expense -net                          (49,367)          (16,541)            (9,683)
Minority interest                              (34,916)           (8,809)               ---
- ---------------------------------------------------------------------------------------------
Total from continuing operations            $  181,884        $   89,945         $   32,145
=============================================================================================

The unaudited, pro forma results of operations have been prepared to give effect to the Corporation's (i) acquisition of AMCI, (ii) issuance of 9.7 million Common Shares, and (iii) borrowing under a new credit agreement entered into in connection with the acquisition, assuming that all such transactions had occurred on January 1, 1994. The pro forma financial data are presented for informational purposes only and are not necessarily indicative of the results that actually would have been obtained if the transactions had occurred on January 1, 1994. In addition, the pro forma results are not intended to be a projection of future operating results or trends.

DISTRIBUTION

Distribution revenues of $1.32 billion in 1994, increased $298 million, or 29%, over 1993 results. Approximately $198 million of the growth relates to a 30% increase in chemical sales resulting principally from the acquisition of Terra Asgrow Florida, which added approximately $80 million, expansion into new locations and higher planted acreage. Growth in the Corporation's own brand of Riverside products accounted for $22 million of the increase. Distributed fertilizer sales increased $55 million and seed and other sales and services increased $45 million as a result of higher planted acreage in 1994 and favorable weather conditions. 1993 revenues were generally reduced by the flooding and wet weather conditions in the central United States which reduced planted acres and input application rates.

                                                                    CONFIDENTIAL
                                                                               7

Operating income for the Distribution business was $33.8 million in 1994 compared with $16.9 million in 1993. Gross margin percentages within the Distribution business remained relatively constant. Overall gross profit increased approximately $46.5 million. Selling and general and administrative expenses increased $24.4 million. This includes an increase in compensation costs of $17.4 million due to additional personnel resulting from expansion activities and normal wage increases. In addition, equipment leasing and facilities costs increased $4.2 million.

NITROGEN PRODUCTS

Nitrogen Products revenues increased 29.6% to $296.6 million in 1994 from $228.9 million in 1993. Through the acquisition and merger with AMCI on October 20, 1994, the Corporation acquired a 60.2% partnership interest in, and operates as the general partner, two ammonia production facilities located in Blytheville, Arkansas and Verdigris, Oklahoma. The Blytheville and Verdigris plants, which increased the Corporation's annual production capacity from 1.3 million to 2.7 million tons of ammonia (including the Port Neal plant), accounted for $60.4 million of revenue growth. Excluding the impact of the acquisition, revenues increased $7.3 million or 3.2%. 1994 revenues were reduced by approximately $10 million due to the conversion of 30% of the capacity of the Corporation's Woodward, Oklahoma plant from ammonia to methanol production.

Operating income for the Nitrogen Products business was $48.4 million in 1994 compared with $28.7 million in 1993. The acquisition of AMCI contributed $18.9 million to the increase in operating income. Excluding the AMCI acquisition and before the $7 million non-recurring charge described below, operating earnings increased $7.8 million due to price increases of $15.3 million, partially offset by higher natural gas costs and the conversion of ammonia capacity to methanol.

On December 13, 1994, the Corporation's Port Neal facility in Iowa was extensively damaged as a result of an explosion. In addition, there were four employee fatalities plus injuries or damages to other people and property. The Port Neal facility had an annual production capacity of 350,000 tons of ammonia. As of the date of loss, insurance was in force to cover damage to the Corporation's property, business interruption and third party liability claims. The Corporation has recognized a $7 million charge against 1994 earnings to cover its aggregate expected unrecoverable costs associated with the incident, including deductibles and other uninsured costs.

                                                                    CONFIDENTIAL
                                                                               8

METHANOL

In April 1994, about 30% of the production capacity of the Woodward, Oklahoma plant was converted from the production of ammonia to methanol. Additionally, on October 20, 1994, through the acquisition and merger with AMCI, the Corporation acquired a methanol production facility in Beaumont, Texas. The annual methanol production capacity of the Woodward facility is 40 million gallons and the methanol production capacity of the Beaumont facility is 280 million gallons. The Corporation had no methanol operations in 1993.

Methanol revenues were $70.3 million and operating income for the Methanol business was $42.7 million in 1994. Gross profit on methanol was $44.8 million and selling and general and administrative expenses were $2.1 million.

The market price for methanol increased significantly in the second half of 1994 as a result of sharply higher production of MTBE, an oxygen and octane enhancer used in reformulated gasoline. The Corporation's expansion of its methanol business resulting from the acquisition of AMCI and the increased market price for methanol have had a significant positive impact on the Corporation's earnings. Future demand for methanol and market prices are subject to a variety of factors (see Factors That Affect Operating Results) and management cannot predict with any certainty what 1995 methanol market prices will be.

In October 1994, Terra Methanol Corporation (TMC), a wholly owned subsidiary of the Corporation, entered into a methanol hedging agreement. TMC received $4 million in cash in exchange for a commitment to make payments should the market price of methanol increase in relation to the cost of natural gas for defined quantities of production. Due to the increase in methanol prices relative to natural gas subsequent to the agreement, $15.9 million has been recorded as payable under the methanol hedge agreement as of December 31, 1994 (see Note 12 to Consolidated Financial Statements).

OTHER OPERATING EXPENSE - NET

Other operating expense was $9.5 million in 1994 compared with $3.7 million in 1993. Other operating expense includes corporate level expenses not directly related to individual business segments, including certain insurance coverages, corporate finance fees and other costs. The increase over 1993 is primarily the result of a non-recurring 1993 gain of $4.2 million on the settlement of a dispute with a vendor.

                                                                    CONFIDENTIAL
                                                                               9

INTEREST EXPENSE - NET

Interest expense, net of interest income, totaled $16.5 million in 1994 compared with $9.7 million in 1993. The increase is principally the result of higher interest expense due to the assumption of $175 million of long-term debt and the issuance of $270 million of additional debt, both in connection with the acquisition of AMCI.

INCOME TAXES

The income tax provision increased in 1994 due to higher pretax book income and the utilization during 1993 of previously unrecognized capital loss carryforwards.


LIQUIDITY AND CAPITAL RESOURCES

The Corporation's primary uses for cash will be to fund its working capital needs, make payments on its indebtedness and other obligations, make quarterly distributions on TNCLP's Senior Preference Units and make capital expenditures. Its principal sources of funds will be cash flow from operations and borrowings under its current bank facility. The Corporation believes that cash from operations and available financing sources will be sufficient to meet anticipated cash requirements for seasonal operating needs, capital expenditures and expansion strategies.

During 1994, the Corporation utilized cash from operations, proceeds from a stock issuance and cash available under a new bank facility to purchase AMCI, retire existing debt, fund capital expenditures, invest in additional farm service centers and provide for seasonal working capital requirements. AMCI was acquired for $400 million plus working capital adjustments of approximately $100 million. The Corporation assumed from AMCI $175 million of 10-3/4% Senior Notes. The issuance of 9.7 million Common Shares raised $113 million which was used for the AMCI acquisition. The bank facility was used to finance the remainder of the AMCI acquisition, retire $75 million of debt, replace certain revolving credit agreements and redeem $16.2 million of the 10-3/4% Senior Notes. At December 31, 1994, borrowings under the bank facility totaled $359 million. The facility allows for additional borrowings of $211 million. Interest charged under the facility is based on LIBOR. The Corporation has acquired an interest rate collar that has the effect of capping interest costs at 8.5% to 9% on a cumulative basis through December 31, 1997 for $190 million. The amount of debt principal subject to the interest rate collar declines over a three-year period of borrowing.

                                                                    CONFIDENTIAL
                                                                              10

As a result of financing the AMCI acquisition, the Corporation's debt, including current maturities, as a percentage of total capital was 57% at December 31, 1994 compared with 35% at December 31, 1993. The Corporation plans to pay down debt during 1995 and, in addition to scheduled maturities, the Corporation is required under its new bank facility to use 50-75% of excess annual cash flows, as defined, to repay the bank facility.

In addition to the AMCI acquisition, the Corporation funded $16.3 million of farm service center acquisitions from available cash. In 1993, the Corporation acquired the rights to a Canadian ammonia production facility and interests in 32 farm service centers through an operating lease and payment of $19.9 million cash. Additionally, Terra Asgrow Florida was purchased on December 31, 1993 with $39 million paid from available cash.

Purchases of property, plant and equipment totaled $31.2 million in 1994 compared with $21.6 million in 1993. The capital expenditures in 1994 included $16.4 million for expansions and routine equipment replacements within the distribution business and $14.8 million for improvements at manufacturing facilities. The capital expenditures in 1993 included $14.7 million for expansions and routine replacements within the distribution business and $6.9 million for improvements at manufacturing facilities. The improvements at manufacturing facilities included $8.6 million in 1994 and $6.9 million in 1993 for the conversion of a portion of the capacity of the Corporation's Woodward, Oklahoma plant from ammonia to methanol production.

The Corporation expects 1995 capital expenditures to be approximately $40 million consisting of the expansion of service centers, routine replacement of equipment and efficiency improvements at manufacturing facilities.

Asset sales in 1993 generated $24.4 million including $18.5 million from the sale of the Corporation's construction materials business and $5.9 million from the sale of the remaining leasing business, both of which were discontinued businesses.

Accounts receivable increased by $34.3 million due, in part, to $53.8 million of receivables added through acquisitions. Excluding the impact of acquisitions, accounts receivable declined due to the sale of $50 million of a designated pool of outstanding receivables which more than offset the effect of increased fourth quarter sales. Inventories increased $88.0 million including $28.6 million related to acquisitions. The remaining

                                                                    CONFIDENTIAL
                                                                              11

increase is the result of off-season purchasing to obtain discounts and to meet anticipated product demand. Accounts payable have also increased as a result of the year-end purchases. The ratio of current assets to current liabilities declined from 2.0 to 1 at December 31, 1993 to 1.6 to 1 at December 31, 1994 primarily as the result of 1994 acquisition activity.

In July 1993, the Board of Directors authorized a share repurchase program for up to 2.0 million shares. No shares were repurchased in 1994. During 1993, 106,900 shares were repurchased for $0.5 million. Quarterly dividends of $0.02 per share have been declared during 1994 representing a cash outlay of $5.8 million.

Cash generated from operations during 1995 is expected to be adequate to meet normal business requirements and pay down debt. Cash balances at December 31, 1994 were $158.4 million of which $9.6 million is used to collateralize letters of credit supporting recorded liabilities. The Corporation's bank facility contains certain restrictions, which are described in Notes 8 and 10. Additionally, in connection with the acquisition of AMCI, the holders of TNCLP's Senior Preference Units representing a 39.8% interest in the Corporation's Blytheville, Arkansas and Verdigris, Oklahoma ammonia plants are entitled to receive a minimum quarterly distribution of $0.605 per unit, or $4.6 million, plus arrearages before any distribution to the Corporation as limited partner. At December 31, 1994 there were no distributions in arrears.


RESULTS OF CONTINUING OPERATIONS
1993 COMPARED WITH 1992

CONSOLIDATED RESULTS

The Corporation reported income from continuing operations of $22.8 million, or $0.33 per share, on revenues of $1.24 billion in 1993, compared with income from continuing operations of $10.4 million, or $0.15 per share, on revenues of $1.08 billion in 1992. The 1993 results include nine months of operation of the Canadian acquisition which added $98.3 million to revenues and $8.9 million to income from continuing operations.

                                                                    CONFIDENTIAL
                                                                              12

Total revenues and pretax income from continuing operations for the years ended December 31, 1993 and 1992 by major operating category were as follows:

(in thousands)                            1993           1992
- ---------------------------------------------------------------
REVENUES:
Distribution                          $1,019,438     $  958,725
Nitrogen Products                        228,910        125,659
Other - net                              (10,347)        (2,193)
- ---------------------------------------------------------------
                                      $1,238,001     $1,082,191
===============================================================
OPERATING INCOME:
Distribution                          $   16,903     $   16,568
Nitrogen Products                         28,654         14,841
Other expense - net                       (3,729)        (5,690)
- ---------------------------------------------------------------
                                          41,828         25,719
Interest expense - net                    (9,683)        (7,533)
- ---------------------------------------------------------------
Total from continuing operations      $   32,145     $   18,186
===============================================================

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

Operating income for the Distribution business was $16.9 million in 1993, compared with $16.6 million in 1992. The acquisition of the Canadian business added $4.0 million to Distribution operating income. Domestic operating income also included a $12.1 million increase in gross profits which was more than offset by $15.8 million of higher direct selling expenses. The increase in gross profits includes $5.4 million from higher sales volumes of chemicals as well as margin improvements resulting primarily from the Corporation's increased distribution of its Riverside proprietary brand products. Gross profits increased $4.3 million due to higher sales volumes for distributed fertilizer; gross profits related to sales of other products and services increased $2.4 million. Increases in 1993 direct selling expenses from 1992 were primarily due to an $8.1 million increase in compensation costs, which related principally to normal wage increases and additional personnel, and increased equipment leasing, operating and maintenance expenses of $3.7 million related to the

                                                                    CONFIDENTIAL
                                                                              13

increased number of locations and excessively wet field conditions. Advertising and promotional expenditures increased $1.3 million from 1992.

NITROGEN PRODUCTS

Domestic Nitrogen Products revenues increased 20% to $150.7 million in 1993 from $125.7 million in 1992. In addition, the acquisition of the Canadian plant added $78.2 million of manufactured nitrogen sales. Increased domestic sales volumes added 15% to revenues and higher selling prices for nitrogen fertilizer and feed products increased revenues by 5%. The additional sales volume and higher selling prices were principally the result of increased demand for nitrogen solution fertilizers which were heavily used in the shortened planting season.

Operating income for the Nitrogen Products business in 1993 was $28.7 million, compared with $14.8 million in 1992. The Canadian plant contributed $9.5 million to the increase in 1993 operating income. Additional higher domestic sales volumes contributed $4.0 million to earnings for 1993. Expanded ammonia production and 1992 maintenance turnarounds on both domestic plants improved 1993 gas conversion efficiency which added $2.0 million to operating income while excess 1992 turnaround costs of $3.0 million were not repeated. Higher selling prices for domestic production increased earnings by $6.6 million but were more than offset in 1993 by $11.3 million of cost increases caused mainly by natural gas price increases.

OTHER OPERATING EXPENSE - NET

Other operating expense was $3.7 million in 1993, compared with $5.7 million in 1992. The $2 million reduction was primarily the result of reversing $4.2 million of product liability reserves expensed in 1989, reflecting the settlement of litigation with DuPont over the fungicide, Benlate, and a $2.4 million increase in corporate and unallocated expenses, including $1.4 million related to losses on dispositions of short-term investments prior to maturity and $0.8 million in compensation expense tied to increases in the market price of the Corporation's stock.

INTEREST EXPENSE - NET

Interest expense, net of interest income, totaled $9.7 million in 1993, compared with $7.5 million in 1992. Interest expense increased due to the November 1992 issuance of $30.0 million of unsecured notes.

                                                                    CONFIDENTIAL
                                                                              14

INCOME TAXES

For 1993, the income tax provision rate was lower than statutory rates due to the utilization of previously unrecognized capital loss carryforwards. For federal income tax reporting purposes, the Corporation has remaining net operating loss carryforwards of $55 million and tax credits of $1.7 million to offset taxable income and regular tax liabilities, respectively.

                                                                    CONFIDENTIAL
                                                                              15



                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

======================================================================================================
(in thousands)                                                                        At December 31,
- ------------------------------------------------------------------------------------------------------
                                                                             1994             1993
- ------------------------------------------------------------------------------------------------------
ASSETS
 Cash and short-term investments                                         $  158,384         $  65,102
 Accounts receivable, less allowance for doubtful
  accounts of $8,224 and $5,788                                             157,026           122,774
 Inventories                                                                332,952           244,995
 Deferred tax asset -- current                                               43,992            26,011
 Other current assets                                                        31,069            10,586
- ------------------------------------------------------------------------------------------------------
 Total current assets                                                       723,423           469,468
- ------------------------------------------------------------------------------------------------------
 Equity and other investments                                                14,181             2,218
 Property, plant and equipment, net                                         552,843           110,670
 Deferred tax asset -- non-current                                              ---            24,742
 Excess of cost over net assets of acquired businesses                      320,559            12,353
 Partnership distribution reserve fund                                       18,480               ---
 Net assets of discontinued operations                                          ---             3,488
 Other assets                                                                58,484            11,543
- ------------------------------------------------------------------------------------------------------
 Total assets                                                            $1,687,970         $ 634,482
======================================================================================================
LIABILITIES
 Debt due within one year                                                $   67,658         $   9,636
 Accounts payable                                                           181,050            99,886
 Accrued and other liabilities                                              200,774           128,659
- ------------------------------------------------------------------------------------------------------
 Total current liabilities                                                  449,482           238,181
- ------------------------------------------------------------------------------------------------------
 Long-term debt                                                             511,706           119,061
 Deferred income taxes                                                       84,246               451
 Other liabilities                                                           53,477            33,809
 Minority interest                                                          170,630               ---
 Commitments and contingencies (Note 11)                                        ---               ---
- ------------------------------------------------------------------------------------------------------
 Total liabilities                                                        1,269,541           391,502
- ------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
 Capital stock
  Common Shares, authorized 133,500 shares;
   80,965 and 69,455 shares outstanding                                     133,770           122,257
 Paid-in capital                                                            630,111           516,128
 Cumulative translation adjustment                                           (1,259)             (488)
 Accumulated deficit                                                       (344,193)         (394,917)
- -------------------------------------------------------------------------------------------------------
 Total stockholders' equity                                                 418,429           242,980
- -------------------------------------------------------------------------------------------------------
 Total liabilities and stockholders' equity                              $1,687,970         $ 634,482
=======================================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                                                                    CONFIDENTIAL
                                                                              16

                       CONSOLIDATED STATEMENTS OF INCOME

===============================================================================================
(in thousands, except per-share amounts)                               Year ended December 31,
- -----------------------------------------------------------------------------------------------
                                                          1994           1993           1992
- -----------------------------------------------------------------------------------------------
REVENUES
 Net sales                                            $1,633,499     $1,212,510     $1,062,045
 Other income, net                                        32,448         25,491         20,146
- -----------------------------------------------------------------------------------------------
                                                       1,665,947      1,238,001      1,082,191
- -----------------------------------------------------------------------------------------------
COST AND EXPENSES
 Cost of sales                                         1,330,202      1,021,187        904,246
 Depreciation and amortization                            27,218         15,470         14,994
 Selling, general and administrative expense             193,975        161,791        137,232
 Equity in earnings of unconsolidated affiliates            (743)        (2,275)           ---
- -----------------------------------------------------------------------------------------------
                                                       1,550,652      1,196,173      1,056,472
- -----------------------------------------------------------------------------------------------
 Income from operations                                  115,295         41,828         25,719
 Interest income                                           5,541          3,261          3,084
 Interest expense                                        (22,082)       (12,944)       (10,617)
 Minority interest                                        (8,809)           ---            ---
- -----------------------------------------------------------------------------------------------
 Income from continuing operations
  before income taxes                                     89,945         32,145         18,186
 Income tax provision                                     33,700          9,300          7,757
- -----------------------------------------------------------------------------------------------
 Income from continuing operations                        56,245         22,845         10,429
 Loss from discontinued operations:
   Loss from operations, net of taxes                        ---            ---         (4,025)
   Gain on disposition, net of taxes                         ---            ---          2,360
- -----------------------------------------------------------------------------------------------
 Income before extraordinary items and
  cumulative effect of accounting changes                 56,245         22,845          8,764
 Extraordinary loss on early retirement of debt           (3,060)           ---            ---
 Cumulative effect of accounting changes                   3,376            ---         22,265
- -----------------------------------------------------------------------------------------------
NET INCOME                                            $   56,561     $   22,845     $   31,029
===============================================================================================

Weighted average number of shares outstanding             72,870         69,064         69,103
===============================================================================================

INCOME PER SHARE:
 Continuing operations                                $     0.77     $     0.33     $     0.15
 Discontinued operations                                     ---            ---          (0.02)
- -----------------------------------------------------------------------------------------------
 Income before extraordinary items                          0.77           0.33           0.13
 Extraordinary loss on early retirement of debt            (0.04)           ---            ---
 Cumulative effect of accounting changes                    0.05            ---           0.32
- -----------------------------------------------------------------------------------------------
NET INCOME                                            $     0.78     $     0.33     $     0.45
===============================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                                                                    CONFIDENTIAL
                                                                              17

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

==================================================================================================
(in thousands)                                                             Year ended December 31,
- --------------------------------------------------------------------------------------------------
                                                                    1994         1993         1992
- --------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                     $  56,561     $ 22,845     $ 31,029
Adjustments to reconcile income from continuing operations
  to net cash provided by (used in) operating activities:
  Depreciation and amortization                                   27,218       15,470       14,994
  Income taxes                                                    20,956        5,500        6,313
  Cumulative effect of accounting changes                         (3,376)          --      (22,265)
  Minority interest in earnings                                    8,809           --           --
  Other non-cash items                                            10,923         (839)       2,826
Change in current assets and liabilities, excluding
  working capital purchased/sold:
  Accounts receivable                                             19,615      (24,540)      (1,764)
  Inventories                                                    (59,303)      (6,718)     (32,136)
  Other current assets                                           (13,056)      (2,893)        (875)
  Accounts payable                                                60,478       (9,945)      (2,071)
  Accrued and other liabilities                                   39,405        2,452           38
  Other                                                              212       (2,354)         684
- --------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES              168,442       (1,022)      (3,227)
- --------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Acquisitions, net of cash acquired                            (373,722)     (58,260)          --
  Purchase of property, plant and equipment                      (31,213)     (21,620)     (17,620)
  Proceeds from asset sales                                           --       24,391       23,065
  Discontinued operations                                         (2,138)       5,630       (5,504)
  Proceeds from investments                                          690          537           --
- --------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                           (406,383)     (49,322)         (59)
- --------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Net short-term borrowings                                       13,795        7,313           --
  Proceeds from issuance of long-term debt                       326,407          250       30,000
  Principal payments on long-term debt                          (101,416)     (12,545)      (5,842)
  Debt issuance costs                                            (13,581)          --           --
  Stock issuance/repurchase -- net                               117,666          513           --
  Distribution to minority interests                              (5,040)          --           --
  Dividends                                                       (5,837)      (1,386)          --
- --------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES              331,994       (5,855)      24,158
- --------------------------------------------------------------------------------------------------
Foreign Exchange Effect on Cash
  and Short-Term Investments                                        (771)        (488)          --
- --------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS            93,282      (56,687)      20,872
- --------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF YEAR              65,102      121,789      100,917
- --------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS AT END OF YEAR                 $ 158,384     $ 65,102     $121,789
==================================================================================================
INTEREST PAID                                                  $  16,500     $ 11,800     $ 10,400
==================================================================================================
TAXES PAID                                                     $  22,600     $  3,800     $  6,000
==================================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                                                                    CONFIDENTIAL
                                                                              18

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

======================================================================================================================
                                                                                   Cumulative
                                                Common      Trust      Paid-In    Translation  Accumulated
(in thousands)                                  Shares      Shares     Capital     Adjustment    Deficit      Total
- ----------------------------------------------------------------------------------------------------------------------
December 31, 1991                               $ 74,097    $ 28,025    $535,579      $   ---    $(447,405)   $190,296
  Exchange of HBMS Special Shares                  9,791      (5,713)     (4,078)         ---          ---         ---
  Exercise of stock options                           36         ---          95          ---          ---         131
  Stock Incentive Plan                                 7         ---          13          ---          ---          20
  Net Income                                         ---         ---         ---          ---       31,029      31,029
- ----------------------------------------------------------------------------------------------------------------------
December 31, 1992                                 83,931      22,312     531,609          ---     (416,376)    221,476
  Exchange of HBMS Special Shares                 38,213     (22,312)    (15,901)         ---          ---         ---
  Exercise of stock options                          213         ---         767          ---          ---         980
  Stock repurchase                                  (107)        ---        (360)         ---          ---        (467)
  Translation adjustment                             ---         ---         ---         (488)         ---        (488)
  Stock Incentive Plan                                 7         ---          13          ---          ---          20
  Dividends                                          ---         ---         ---          ---       (1,386)     (1,386)
  Net Income                                         ---         ---         ---          ---       22,845      22,845
- ----------------------------------------------------------------------------------------------------------------------
December 31, 1993                                122,257         ---     516,128         (488)    (394,917)    242,980
  Conversion of debentures                           731         ---       5,176          ---          ---       5,907
  Exercise of stock options                          847         ---       3,819          ---          ---       4,666
  Issuance of Common Shares                        9,700         ---     103,300          ---          ---     113,000
  Translation adjustment                             ---         ---         ---         (771)         ---        (771)
  Stock Incentive Plan                               235         ---       1,688          ---          ---       1,923
  Dividends                                          ---         ---         ---          ---       (5,837)     (5,837)
  Net Income                                         ---         ---         ---          ---       56,561      56,561
- ----------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1994                               $133,770    $    ---    $630,111      $(1,259)   $(344,193)   $418,429
======================================================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                                                                    CONFIDENTIAL
                                                                              19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Basis of presentation:

The Consolidated Financial Statements include the accounts of Terra Industries Inc. and all majority-owned subsidiaries (the Corporation). Operating results and, where appropriate, other data presented for prior years have been reclassified to reflect discontinued operations described in Note 4 - Discontinued Operations.


Foreign exchange:

Results of operations for the Canadian subsidiary are translated using average currency exchange rates during the period while assets and liabilities are translated using current rates. Resulting translation adjustments are recorded as currency translation adjustments in stockholders' equity.


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


Plant turnaround costs:

Costs related to the periodic scheduled major maintenance of continuous process production facilities (plant turnarounds) are deferred and charged to product costs on a straight-line basis during the period to the next scheduled turnaround, generally two years.


Hedging transactions:

Realized gains and losses from hedging activities are deferred and recognized in the month to which the hedge transactions relate.


Reclassifications:

Certain reclassifications have been made to prior years' financial statements to conform with current year presentation.


Per-share results:

Earnings-per-share data are based on the weighted average number of Common Shares outstanding. The dilutive effect of the Corporation's outstanding restricted shares, stock options and convertible debentures was not significant.

                                                                    CONFIDENTIAL
                                                                              20

2.  ACQUISITIONS

On October 20, 1994, the Corporation acquired Agricultural Minerals and Chemicals Inc. (AMCI) for $400 million plus an estimated working capital adjustment approximating $100 million. AMCI, through its subsidiaries manufactures nitrogen-based fertilizers and industrial use products, and methanol. The subsidiaries controlled by the Corporation as a result of the AMCI acquisition include Terra Nitrogen Corporation (TNC) and Terra Methanol Corporation (TMC). TNC has a 60.2 percent ownership interest in Terra Nitrogen Company, L.P. (TNCLP), formerly Agricultural Minerals Company, L.P., which operates nitrogen products manufacturing facilities in Verdigris, Oklahoma and Blytheville, Arkansas through an investment in an operating partnership, Terra Nitrogen, Limited Partnership (TNLP), formerly Agricultural Minerals, Limited Partnership. TMC is the general partner of Beaumont Methanol Limited Partnership (BMLP) which operates a methanol production facility in Beaumont, Texas. The acquisition has been accounted for using the purchase method of accounting. The excess of purchase price over the fair value of net assets acquired will be amortized on a straight-line basis over 18 years which is estimated to be the average remaining useful life of the manufacturing plants acquired.

To finance the acquisition of AMCI, the Corporation issued 9.7 million Common Shares for aggregate net proceeds of approximately $113 million, entered into credit arrangements to issue $310 million of long-term debt, and refinanced certain bank debt and credit lines of the Corporation, AMCI and AMCI's subsidiaries aggregating $260 million of which $152 million in borrowings were outstanding. The Corporation used $40 million of the new debt issue to refinance short-term debt. The credit agreement provides for a $175 million revolving line of credit for use by Terra International, Inc. and BMLP and a $50 million revolving line of credit for TNLP. As a result of the acquisition of AMCI, the Corporation also assumed AMCI's obligations including its $175 million in aggregate principal of 10.75% Senior Notes due 2003 (see Note 10 - Long Term
Debt).

On September 15, 1994, the Corporation acquired a 34% interest in Royster-Clark, Inc. for $12 million in cash. Royster-Clark is a 100 location distributor of crop input and protection products in the mid-Atlantic region.

On December 31, 1993, Terra International, Inc. purchased net assets of certain operations of Asgrow Florida Company, Inc. (Terra Asgrow Florida), a distributor of fertilizer, chemicals and seed, for $39 million. Terra Asgrow Florida operates 12 distribution centers and is a supplier to the vegetable and ornamental plant markets, mostly in Florida.

On April 8, 1993, a wholly owned subsidiary of the Corporation, Terra International (Canada) Inc. (Terra Canada) acquired rights to an anhydrous ammonia manufacturing plant and related upgrading facilities (the nitrogen plant) located at Courtright, Ontario effective as of March 31, 1993. In addition, Terra Canada purchased working capital associated with the nitrogen plant and interest in 32 farm service centers operating under the trademark, Agromart(TM). All but two of the Agromarts(TM) are owned by corporations in which Terra Canada has a 50% interest, and the remaining 50% interests are owned by local management and other investors. The remaining two Agromarts(TM) are wholly owned by Terra Canada. The amount paid in connection with the transaction was approximately $73 million (Cdn) of which approximately $47 million (Cdn) was provided through lease financing and the remainder was funded by a working capital line of credit and cash.

Operating results of the acquired businesses subsequent to the respective dates of each acquisition are included in the Consolidated Statements of Income. The following represents unaudited pro forma summary results of

                                                                    CONFIDENTIAL
                                                                              21

operations as if the acquisitions of AMCI, Terra Asgrow Florida and Terra Canada had occurred at the beginning of 1993:

(in thousands, except per-share data)                    Year ended December 31
- -------------------------------------------------------------------------------
                                                    1994              1993
- -------------------------------------------------------------------------------
Revenues                                         $2,084,800          $1,716,300
Income before extraordinary items and
 cumulative effect of accounting changes         $  110,370          $   14,060
Net income                                       $  110,680          $   11,510
Income per share before extraordinary items      $     1.37          $     0.18
Net income per share                             $     1.37          $     0.15
- -------------------------------------------------------------------------------

The pro forma operating results were adjusted to include lease expense rather than depreciation for the Terra Canada nitrogen plant, increased costs of seed sales, depreciation of the fair value of capital assets acquired based on estimated useful lives at respective acquisition dates, amortization of intangibles, reduction of incentive compensation expense for plans terminated at acquisition, interest expense on the acquisition borrowings, the issuance of common stock and the effect of income taxes.

The pro forma information listed above does not purport to be indicative of the results that would have been obtained if the operations were combined during the above periods, and is not intended to be a projection of future operating results or trends.


3. ACCOUNTING CHANGES

Coincident with the 1994 acquisition of AMCI (see Note 2 - Acquisitions), the Corporation changed its method of accounting for major maintenance turnarounds at manufacturing facilities and recorded a $4.2 million credit, net of income taxes of $2.7 million, as the cumulative effect at January 1, 1994 of the change in accounting principle. Excluding the cumulative effect, this change increased net income for 1994 by approximately $1.0 million or $0.01 per share. Under the new accounting principle the Corporation defers the cost of turnarounds when incurred and charges the costs to production ratably over the period until the next scheduled turnaround. Previously, estimated costs of turnarounds were charged to product costs over the period preceding each scheduled major maintenance, generally two years. The change was made to charge turnaround costs to production over the period most clearly benefited by the turnaround.

In 1994, the Corporation adopted Statement of Financial Accounting Standard
(SFAS) 112, "Employers Accounting for Post-Employment Benefits." This change required the Corporation to recognize future liabilities of $0.8 million, net of income taxes of $0.5 million, for benefits to disabled employees. In 1992, the Corporation adopted SFAS 106, "Employers Accounting for Post-Retirement Benefits Other than Pensions." In connection with the adoption of SFAS 106, the Corporation elected to recognize immediately the prior service cost of providing post-retirement medical benefits during the active service of the employee.
This resulted in a one-time charge of $5.7 million, net of income taxes of $3.5 million. Net income from continuing operations for 1992 was reduced $0.7 million from that which would have been reported under the Corporation's previous accounting method. The pro forma effect of the change on prior years is not determinable. Prior to the changes in accounting for SFAS 106 and 112, the Corporation recognized expense in the period the benefits were paid. These benefit costs were not significant in prior years.

In 1992, the Corporation also adopted SFAS 109, "Accounting for Income Taxes." Accounting for income taxes under SFAS 109 requires recognition of deferred tax assets and liabilities for the effect of future tax consequences of events recognized in the Corporation's financial statements or tax returns. SFAS 109 requires the Corporation to recognize the income tax benefit of operating loss and tax credit carryforwards

                                                                    CONFIDENTIAL
                                                                              22

expected to be realized. A $28.0 million credit was recorded as the cumulative effect at January 1, 1992 of a change in accounting principle. Income tax expense from continuing operations was increased $6.5 million for 1992 pursuant to SFAS 109.


4. DISCONTINUED OPERATIONS

As of December 31, 1992, the Corporation's Board of Directors approved plans to sell the leasing and construction materials businesses as well as equity interests in a copper alloy producer, an undeveloped beryllium mine property and its gold mining affiliate. As a result of this decision and a gain on the sale of remaining coal properties, discontinued in 1990, the Corporation realized a $2.4 million gain on disposition of discontinued operations in 1992. During 1993, the Corporation sold the leasing and construction materials businesses.

Financial results of the coal, leasing and other discontinued businesses for 1994 and 1993 have been applied against their respective reserves and 1992 amounts have been included in discontinued operations and are as follows:

(in millions)                                             1992
- ---------------------------------------------------------------
Revenues:
   Leasing                                               $ 5.9
   Construction materials                                 27.8
- ---------------------------------------------------------------
                                                         $33.7
===============================================================
Income (loss) from operations, net of income taxes:
   Leasing                                               $(2.8)
   Construction materials                                 (0.8)
   Other                                                  (0.4)
- ----------------------------------------------------------------
                                                         $(4.0)
===============================================================

5. RELATIONSHIP WITH MAJORITY STOCKHOLDER

Minorco, through its beneficial ownership of Common Shares, owns approximately 53 percent of the equity of the Corporation. In 1994, Minorco purchased 56% of the Corporation's common share offering at the offering price less underwriter's discount. In 1992, the Corporation discontinued its remaining operations in the gold mining business conducted through its 50 percent interest in Western Gold Exploration and Mining Company, Limited Partnership (WestGold). The remaining 50 percent interest is owned by Minorco. The Corporation subleases office space to Minorco, procures certain insurance coverages for Minorco and related companies and shares the cost of an executive of both organizations. Payments in settlement of these services are made on an ongoing basis.

6.    INVENTORIES

Inventories consisted of the following at December 31:

(in thousands)        1994        1993
- -----------------------------------------
Raw materials       $ 38,988    $ 22,983
Finished goods       293,964     222,012
- -----------------------------------------
Total               $332,952    $244,995
=========================================

                                                                    CONFIDENTIAL
                                                                              23

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following at December 31:

(in thousands)                                         1994          1993
- ----------------------------------------------------------------------------
Land and buildings                                  $  89,154     $  66,343
Plant and equipment                                   605,900       179,095
Finance leases                                          7,471           ---
- ----------------------------------------------------------------------------
                                                      702,525       245,438
Less accumulated depreciation and amortization       (149,682)     (134,768)
- ----------------------------------------------------------------------------
Total                                               $ 552,843     $ 110,670
============================================================================

8. DEBT DUE WITHIN ONE YEAR

Debt due within one year consisted of the following at December 31:

(in thousands)                                1994        1993
- ----------------------------------------------------------------
Short-term borrowings                       $21,108     $ 7,313
Current maturities of long-term debt         46,550       2,323
- ----------------------------------------------------------------
Total                                       $67,658     $ 9,636
================================================================

Weighted average short-term borrowings      $49,242     $23,163
================================================================

Weighted average interest rate                  6.5%        4.5%
================================================================

The Corporation has entered into a credit agreement to provide Bank Term Loans (see Note 10 - Long-Term Debt) and $225 million in short-term domestic revolving credit facilities, which are used primarily to provide for domestic seasonal working capital needs. The Corporation also has a $24.9 million ($35 million
Cdn) revolving credit facility used to provide for working capital needs for its Canadian operations. There was $14 million outstanding at December 31, 1994 under the domestic facilities and $7.1 million outstanding under the Canadian facility. Interest on borrowings under these lines is charged at current market rates.

Under the credit agreement, the Corporation has agreed, among other things, to maintain certain financial covenants including minimum net worth and maximum debt leverage as well as minimum current and interest coverage ratios, and to adhere to certain limitations on additional debt, capital expenditures, acquisitions, liens, asset sales, investments, prepayment of subordinated indebtedness, changes in lines of business and transactions with affiliates. The Corporation's domestic revolving credit facilities expire October 20, 1999. A commitment fee is charged on the unused portion of the facilities under the credit agreement, initially 1/2 percent reducing to 3/8 percent when a certain debt to cash flow ratio is achieved. The credit agreement is secured by the stock of certain of the Corporation's principal subsidiaries as well as the personal property of the acquired subsidiaries.

Under the Canadian facility, the Corporation has agreed, among other things, to maintain certain levels of working capital and net worth, adhere to maximum debt leverage limitations and restrict payments to the Corporation from operating subsidiaries. The Canadian facility expires November 23, 1995 and is renewable every 120 days for a 360-day term. A commitment fee of 1/8 percent is paid on the facility.

                                                                    CONFIDENTIAL
                                                                              24

9. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following at December 31:

(in thousands)                   1994        1993
- ----------------------------------------------------
Customer deposits              $ 66,470    $ 50,714
Payroll and benefit costs        45,630      17,072
Income taxes                      8,727      17,025
Other                            79,947      43,848
- ----------------------------------------------------
Total                          $200,774    $128,659
====================================================

10.  LONG-TERM DEBT

Long-term debt consisted of the following at December 31:

(in thousands)                                                           1994         1993
- --------------------------------------------------------------------------------------------
Unsecured Senior Notes, 10.75%, due 2003                              $158,755     $    ---
Bank term loans, floating rate, due in installments through 2001       310,000          ---
Bank term loan, floating rate, due 1999                                 35,000          ---
8.5% Convertible Subordinated Debentures                                   ---       72,057
Unsecured Senior Notes, 8.48%, due 2005                                 30,000       30,000
Industrial Development Revenue Bonds bearing interest at an
 average 6.8% with increasing payments from 1995 to 2011                 9,210        9,355
Unsecured Notes, 8.75% to 9.63%, due 1996 to 1998                        6,500        8,500
Other                                                                    8,791        1,472
- --------------------------------------------------------------------------------------------
                                                                       558,256      121,384
Less current maturities                                                (46,550)      (2,323)
- --------------------------------------------------------------------------------------------
Total                                                                 $511,706     $119,061
============================================================================================

Scheduled principal payments for each of the five years 1995 through 1999 are $46.5 million, $46.8 million, $44.9 million, $44.9 million and $93.4 million, respectively.

In conjunction with the October 1994 acquisition of AMCI, the Corporation assumed the obligations under the $175 million unsecured 10.75% Senior Notes due in full September 30, 2003. Under the 10.75% Senior Notes Indenture, the holders have a 30-day option to require the Corporation to purchase their notes at a price of 101% of the principal amount upon a change of control. Following the Corporation's acquisition of AMCI, $16.2 million of notes were redeemed.
The 10.75% Senior Notes are redeemable at the option of the Corporation, in whole or part, at any time on or after September 30, 1998, initially at 105.375% of their principal amount, plus accrued interest, declining to 102.688% on or after September 30, 1999, and declining to 100% on or after September 30, 2000. In addition, at any time prior to September 30, 1996, the Corporation may, at its option, redeem up to $61.25 million aggregate principal amount out of the proceeds of one or more public offerings of equity securities at a redemption price of 110% of their principal amount, plus accrued interest. The 10.75% Senior Notes Indenture contains certain restrictions, including the issuance of additional debt, payment of dividends, issuance of capital stock, certain transactions with affiliates, incurrence of liens, sale of assets, and sale-leaseback transactions.

The Corporation entered into a credit agreement with financial institutions to provide several Bank Term Loans (Loans) to finance a portion of its acquisition of AMCI and to refinance existing debt of $40 million at the Corporation and $35 million at TNLP. Interest on the Loans is at current market rates, a portion of which

                                                                    CONFIDENTIAL
                                                                              25

has been fixed (see Note 12 - Derivative Financial Instruments). Loans are secured by the stock of certain of the Corporation's principal subsidiaries as well as the personal property of subsidiaries acquired from AMCI. The Loans are generally to be repaid over their five- to seven-year terms in semi-annual payments and can be repaid without penalty or premium at any time at the option of the Corporation. The Loans are required to be reduced by mandatory prepayments based on certain cash flow levels as defined in the credit agreement. The credit agreement also contains covenants similar to the domestic revolving credit agreement described in Note 8 - Debt Due Within One Year.

The Corporation's 8.5% Convertible Subordinated Debentures (Debentures) were convertible into Common Shares any time prior to maturity at a conversion price of $8.083 per share. The Debentures were subject to redemption, upon not less than 20 days notice by mail, at any time, as a whole or in part, at the election of the Corporation. During March 1994, the Corporation redeemed $72.1 million of the Debentures at the redemption price of 103.4% of par value. During the 20-day notice period, holders of $5.9 million chose to convert their debentures into Common Stock of the Corporation. The Corporation issued 730,768 Common Shares and paid cash for fractional shares.

During 1992, the Corporation entered into a long-term note purchase agreement of $30 million in 8.48% Senior Notes requiring semi-annual payments through May 1, 2005. The Corporation has executed interest rate swap agreements to convert one-half of these notes to LIBOR-based floating rate instruments. The interest rate agreements became effective on April 15, 1993 and terminate on April 15, 2003. The debt agreement includes covenants similar to the revolving credit agreement described in Note 8 - Debt Due Within One Year and a requirement for rental and interest obligations coverage.

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


11.  COMMITMENTS AND CONTINGENCIES

The Corporation and its subsidiaries are committed to various non-cancelable operating leases for agricultural equipment, and office, production, and storage facilities expiring on various dates through 2001. Total minimum rental payments are as follows:

(in thousands)
- ------------------------------------------------------------------------------
1995                                                                $   39,840
1996                                                                    32,606
1997                                                                    26,909
1998                                                                    11,723
1999 and thereafter                                                     16,531
- ------------------------------------------------------------------------------
Total                                                               $  127,609
==============================================================================

The Corporation entered a lease financing agreement in connection with the purchase of an ammonia manufacturing plant and related upgrading facilities located near Sarnia, Ontario. The agreement is for a four-year term requiring annual lease payments of approximately $4.0 million (Cdn). Terra Canada has an option to purchase the nitrogen plant during the term of the lease and at expiration for approximately $47 million (Cdn). If, at the end of the lease term, Terra Canada elects not to exercise its purchase option, the Corporation must pay to the lessor approximately $40 million (Cdn), subject to reimbursement based on the proceeds realized upon the sale of the nitrogen plant by the lessor. Additionally, Terra Canada has entered into an agency agreement to act as construction agent to make certain plant improvements not to exceed $31 million (Cdn). Terra Canada has entered into certain agreements in order to convert its obligations with respect to the

                                                                    CONFIDENTIAL
                                                                              26

nitrogen plant set forth above from Canadian dollar and fixed rental obligations to U.S. dollar and variable rental obligations based on interest rate changes tied to LIBOR.

Total rental expense under all leases, including short-term cancelable operating leases, was approximately $37.3 million, $24.7 million and $19.4 million for the years ended December 31, 1994, 1993 and 1992, respectively.

On December 13, 1994, the Corporation's Port Neal facility in Iowa was extensively damaged as a result of an explosion. The Corporation and regulatory officials are investigating the cause of the explosion. It is possible that the regulatory agencies may assess fines and penalties against the Corporation as a result of their investigations. As of the date of loss, insurance was in force to cover damage to the Corporation's property, business interruption, and third party liability claims. The Corporation has recognized a $7 million pretax charge against 1994 earnings to cover its aggregate expected unrecoverable costs associated with the incident, including deductibles and other uninsured costs.

The Corporation is contingently liable for retiree medical benefits of employees of coal mining operations sold on January 12, 1993. Under the purchase agreement, the purchaser agreed to indemnify the Corporation against its obligations under certain employee benefit plans. Due to the Coal Industry Retiree Health Benefit Act of 1992, certain retiree medical benefits of union coal miners have become statutorily mandated, and all companies owning 50 percent or more of any company liable for such benefits as of certain specified dates becomes liable for such benefits if the company directly liable is unable to pay them. As a result, if the purchaser becomes unable to pay its retiree medical obligations assumed pursuant to the sale, the Corporation may have to pay such amount. The Corporation has estimated that the present value of liabilities for which it retains contingent responsibility approximates $12 million at December 31, 1994. In the event the Corporation would be required to assume this liability, mineral reserves associated with the sold coal subsidiary would revert to the Corporation.

During March 1994, the Corporation entered into an agreement to sell its receivables. Under this agreement, which expires March 31, 1996, the Corporation may sell with limited recourse an undivided interest in a designated pool of its accounts receivable and receive up to $50 million in proceeds. Undivided interests in new receivables may be sold as collections reduce previously sold interests. The undivided interests are sold at a discount that is included in selling general and administrative expense in the Consolidated Statements of Income. At December 31, 1994, the proceeds of the uncollected balance of receivables sold totaled $50 million. The Corporation retains collection and administrative responsibility on the participating interests sold.

The Corporation is involved in various legal actions and claims, including environmental matters, arising from the normal course of business. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on either the results of operations or financial position of the Corporation.


12.  DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation manages four categories of risk using derivative financial instruments: (a) foreign currency fluctuations (b) changes in natural gas supply prices (c) interest rate fluctuations and (d) the effect of fluctuations in methanol prices relative to natural gas prices.

FOREIGN CURRENCY FLUCTUATIONS - The Corporation enters into foreign exchange forward and option contracts to manage risk associated with foreign currency exchange rate fluctuations. The contracts are designated as hedges of fixed obligations and hedges of net foreign currency positions. Contract maturities are consistent with the settlement dates of items being hedged. Gains and losses on these contracts are deferred and included

                                                                    CONFIDENTIAL
                                                                              27

as a component of the related transaction. The contracts have no recorded value and would cost $0.8 million to liquidate at December 31, 1994. The contracts had a recorded value of $0.1 million and a fair value of $0.9 million at December 31, 1993. Fair value of foreign exchange contracts is based on quotations received from a quotation service and computations prepared by the Corporation. The following describes the specific areas of risk being managed:

   (a) Canadian dollar lease commitments under the Corporation's Canadian nitrogen plant lease, aggregating $81.1 million (Cdn), which extend through April 1997, have been hedged (converted into U.S. dollar obligations) with forward exchange and basis swap contracts.

   (b) A significant portion of the Corporation's Canadian production is sold in the U.S., or is based on U.S. prices, but many of the production costs are in Canadian dollars. As a result, the Corporation's earnings will decline when the Canadian dollar increases in value compared with the U.S. dollar. Consequently, the Corporation buys Canadian dollars forward, or uses derivatives to fix future exchange rates, for about 50% of its estimated net Canadian dollar requirements over a twelve-month period. Estimated 1995 and 1994 net Canadian dollar cash disbursements were approximately $30 million (Cdn) and $38 million (Cdn), respectively, as of December 31, 1994 and 1993.

NATURAL GAS PRICES - Natural gas supplies to fill production requirements at the Corporation's production facilities are purchased at market prices. Natural gas market prices, as with other commodities, are volatile and the Corporation fixes prices for a portion of its natural gas requirements through the use of swap agreements, futures contracts and options. These contracts are traded up to eighteen months forward and settlement dates are scheduled to coincide with gas purchases during that future period. A swap agreement is an agreement between the Corporation and a third party to exchange cash based on a designated price, which price is referenced to market natural gas prices or appropriate NYMEX futures contract prices. Option contracts are agreements giving the holder of the contract the right to either own or sell a futures or swap contract at a designated price. The futures contracts require maintenance of cash balances generally 10% to 20% of the contract value while option contracts also require initial premiums payments ranging from 2% to 5% of contract value.

The following summarizes open natural gas contracts at December 31, 1994 and 1993:

(in thousands)                              1994                   1993
- --------------------------------------------------------------------------------
                                   Contract   Unrealized   Contract  Unrealized
                                    MMBtu     Gain (Loss)   MMBtu    Gain (Loss)
- --------------------------------------------------------------------------------
Futures                               5,080    $  (1,838)    12,020     $ (545)
Swaps                                59,855      (18,793)       ---        ---
Options                              11,926         (709)       ---        ---
- --------------------------------------------------------------------------------
                                     76,861    $ (21,340)    12,020     $ (545)
================================================================================
Projected required MMBtu            126,000                  30,000
================================================================================
Percent hedged                          61%                     40%
================================================================================

Gains and losses on settlement of these contracts and agreements are credited or charged to manufacturing cost in the month in which the hedged transaction relates. The risk associated with outstanding natural gas positions is directly related to increases or decreases in natural gas prices in relation to the underlying NYMEX natural gas contract prices. Realized losses on closed contracts of $4.5 million relating to future periods have been deferred.

                                                                    CONFIDENTIAL
                                                                              28

During 1994, natural gas related hedging activities resulted in average cost increases compared with spot prices of approximately $15.5 million, or 11%, for total natural gas purchases. During 1993, natural gas related hedging activities resulted in average cost reductions compared with spot prices of approximately $5.8 million, or 6%, for total natural gas purchases, including an estimated $7.0 million effect of favorable purchase contracts for the Courtright plant.

INTEREST RATE FLUCTUATIONS - The Corporation has limited the effect of interest rate fluctuations for a portion of its debt through the use of interest rate collar agreements. The agreements require payments to the Corporation for the amount, if any, that interest costs, on a cumulative basis, exceed 8.5% to 9.0% (LIBOR) and requires payments by the Corporation for the amount that interest costs fall below 5.65% (LIBOR). At December 31, 1994, the Corporation had $366.0 million of debt subject to variable interest at the LIBOR rate. The interest rate collar agreements, with an initial notional amount of $190 million (which declines over a 3-year period), cover 52% of the variable interest rate debt at December 31, 1994.

The unamortized cost of the collar agreements is $1.1 million at December 31, 1994 and is carried in other assets in the consolidated statement of financial position. No payments are receivable or due under the agreements at December 31, 1994. The unamortized cost approximates market value.

The Corporation has also entered into interest rate swap agreements to convert $15 million of its fixed-rate, long-term borrowings to variable rates through April 15, 2003. For 1993, the net interest rate effect of the swap arrangements totaled 2.9% effectively reducing the interest rate on its $30 million of 8.48% Senior Notes to 7.0%. For 1994, the net interest rate effect of the swap arrangements totaled 2.2% effectively reducing the interest rate to 7.39%. Additionally, the Corporation has entered into an interest rate swap agreement to convert fixed U.S. dollar lease payments to variable rates based on LIBOR through April 8, 1997. At December 31, 1994, the notional amount of the swap agreement was approximately $36.6 million and would cost $2.2 million to liquidate.

As a result of debt retirement in previous years, BMLP has an interest rate swap agreement which is no longer associated with outstanding debt. Under the interest rate swap agreement, BMLP makes 6.1% fixed rate payments and receives variable-rate interest rate payments (6.5% at December 31, 1994). At December 31, 1994, the notional amount of the swap agreement was $29 million and the agreement expires March 31, 1995.

METHANOL PRICES - TMC entered into a methanol hedging agreement (the Methanol Hedging Agreement) effective October 1994. Pursuant to the agreement, TMC received $4 million in cash and agreed to make payments to the extent that average methanol prices exceed the sum of $0.65 per gallon plus 0.113 times the average spot price index, in cents per MMBtu for natural gas during the periods October 20, 1994 to December 31, 1995, calendar year 1996, and calendar year 1997. The quantities subject to the agreement for each of these periods are
155.5 million, 140 million and 130 million gallons, respectively. TMC's methanol production facilities have a production capacity of 320 million gallons of methanol per year. Payments are due five days after the end of each period.

The $4 million received pursuant to the Methanol Hedging Agreement is being recognized as income over the term of the agreement. Accruals for payments are recorded as a reduction of revenue. As of December 31, 1994, $15.9 million has been recorded as payable under the Methanol Hedging Agreement based on average prices, for the period October 20, 1994 through December 31, 1994. The actual amount that will be paid is dependent upon average methanol and natural gas prices during each of the periods. The estimated fair value of the agreement representing the amount that TMC would expect to pay at December 31, 1994 to liquidate the agreement for its remaining term, is approximately $41 million, based on an appraisal.

                                                                    CONFIDENTIAL
                                                                              29

13.  FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

The following table presents the carrying amounts and estimated fair values of the Corporation's financial instruments at December 31, 1994 and 1993. SFAS 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                            1994                 1993
- ---------------------------------------------------------------------------
                                      Carrying    Fair    Carrying   Fair
(in millions)                          Amount     Value    Amount    Value
- ---------------------------------------------------------------------------
Financial Assets
   Cash and short-term investments     $ 158.4   $ 158.4   $  65.1  $  65.1
   Receivables                           157.0     157.0     122.8    122.8
   Equity and other investments           14.2      16.6       2.2      4.0
   Other assets                           16.0      16.2      11.6     12.0
Financial Liabilities
   Long-term debt                       (558.3)   (555.4)   (121.4)  (121.5)
===========================================================================

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and receivables: The carrying amounts approximate fair value because of the short maturity of those instruments.

Equity and other investments: Investments in untraded companies are valued on the basis of management's estimates and comparisons with similar companies whose shares are publicly traded when available.

Other assets: The amounts reported relate to notes receivable obtained from sale of previous operating assets. The fair value is estimated based on current interest rates and repayment terms of the individual notes.

Long-term debt: The fair value of the Corporation's long-term debt is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered to the Corporation for debt of the same remaining maturities.

CONCENTRATION OF CREDIT RISK - The Corporation is subject to credit risk through trade receivables and short-term investments. Although a substantial portion of its debtors' ability to pay is dependent upon the agribusiness economic sector, credit risk with respect to trade receivables is minimized due to a large customer base and its geographic dispersion. Short-term cash investments are placed with well capitalized, high quality financial institutions and in short duration corporate and government debt securities funds. By policy, the Corporation limits the amount of credit exposure in any one type of investment instrument.

FINANCIAL INSTRUMENTS - At December 31, 1994, the Corporation had letters of credit outstanding totaling $27.6 million, guaranteeing various insurance and financing activities. Short-term investments of $9.6 million and $13.0 million at December 31, 1994 and 1993, respectively, are restricted to collateralize certain of the letters of credit.


14.  STOCKHOLDERS' EQUITY

The Corporation allocates $1.00 per share upon the issuance of Common Shares to the Common Share capital account.

                                                                    CONFIDENTIAL
                                                                              30

In 1994, the Corporation issued 372,000 restricted Common Shares under its 1992 Stock Incentive Plan to certain key employees of the Corporation. During 1994, 229,218 shares issued in 1992 vested with plan participants and 139,282 shares were canceled. At December 31, 1994, all of the 1994 issued unvested shares remain outstanding. Under terms of the issuance, vesting of stock granted is contingent upon the attainment, prior to February 2001, of pre-established market price objectives for the Corporation's shares. In 1991, the Corporation issued 33,300 restricted Common Shares under its 1987 Stock Incentive Plan. The agreement restricts the shares to vesting in equal annual installments over five years. The shares issued are entitled to normal voting rights and earn dividends as declared during the performance periods. Compensation expenses are accrued on ratable bases through the performance periods.

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

The Corporation has authorized 16,500,000 Trust Shares for issuance. All Trust Shares previously outstanding were canceled in July 1993.

A summary of changes in the Corporation's outstanding capital stock follows:

                                                   Common    Trust    Total
(in thousands)                                     Shares    Shares   Shares
- ----------------------------------------------------------------------------
December 31, 1991                                   63,908    5,037   68,945
   Exchange of HBMS Special Shares                   1,027   (1,027)     ---
   Exercise of stock options                            36      ---       36
   Stock Incentive Plan                                375      ---      375
- ----------------------------------------------------------------------------
December 31, 1992                                   65,346    4,010   69,356
   Exchange of HBMS Special Shares                   4,010   (4,010)     ---
   Exercise of stock options                           213      ---      213
   Repurchase of shares                               (107)     ---     (107)
   Stock Incentive Plan                                 (7)     ---       (7)
- ----------------------------------------------------------------------------
December 31, 1993                                   69,455      ---   69,455
   Issuance of common shares                         9,700      ---    9,700
   Exercise of stock options                           847      ---      847
   Convertible debt redemption                         731      ---      731
   Stock Incentive Plan                                232      ---      232
- ----------------------------------------------------------------------------
December 31, 1994                                   80,965      ---   80,965
============================================================================

At December 31, 1994, 2.1 million Common Shares were reserved for issuance upon award of restricted shares and exercise of employee stock options.


15.  STOCK OPTIONS

The Corporation's 1992 Stock Incentive Plan authorized granting key employees options to purchase Common Shares at not less than fair market value on the date of grant and also authorizes the award of performance units and restricted shares. The Corporation's 1983 Stock Option Plan and 1987 Stock Incentive Plan authorized granting key employees similar options to purchase Common Shares. No further options may be granted under the 1983 and 1987 Plan. Awards to a maximum of 2.5 million Common Shares may be granted

                                                                    CONFIDENTIAL
                                                                              31

under the 1992 Plan. Options generally may not be exercised prior to one year or more than ten years from the date of grant. At December 31, 1994, 1,251,982 Common Shares were available for grant under the 1992 Plan. A summary of activity under the 1992, 1987 and 1983 Plans follows:

                                  Shares         Price Range
(in thousands)                 Under Option       Per Share
- -------------------------------------------------------------------
Balance at December 31, 1991        2,454      $3.38 to $13.11
   Granted                            328                 5.00
   Expired/terminated                 163       3.38 to  11.15
   Exercised                           36       3.38 to   4.13
- -------------------------------------------------------------------
Balance at December 31, 1992        2,583      $3.38 to $13.11
   Granted                             41                 5.00
   Expired/terminated                 266       4.13 to  13.11
   Exercised                          213       3.38 to   6.75
- -------------------------------------------------------------------
Balance at December 31, 1993        2,145      $3.38 to $11.38
   Granted                            289                10.50
   Expired/terminated                  54       3.38 to  11.38
   Exercised                          847       3.38 to   9.63
- -------------------------------------------------------------------
Balance at December 31, 1994        1,533      $3.38 to $10.50
===================================================================

The number of options exercisable at December 31 for each of the past three years follows:

                                                 Price Range
(in thousands)                     Options        Per Share
- -------------------------------------------------------------------
    1992                            2,255      $3.38 to $13.11
    1993                            1,777       3.38 to  11.38
    1994                            1,244       3.38 to   9.63
===================================================================

16.  RETIREMENT PLANS

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


(in thousands)                                  1994       1993       1992
- --------------------------------------------------------------------------------
Current service cost                           $ 3,248    $ 2,627    $ 2,019
Interest on projected benefit obligation         3,971      3,539      2,322
Actual loss (return) on assets                     361     (4,629)    (2,290)
Net amortization and other                      (4,764)       853         28
- --------------------------------------------------------------------------------
Pension expense                                $ 2,816    $ 2,390    $ 2,079
================================================================================

Net periodic pension expense for 1994 includes components of expense for the former AMCI plan for the period from acquisition through December 31, 1994.

                                                                    CONFIDENTIAL
                                                                              32

The following table reconciles the plans' funded status to amounts included in the Consolidated Statements of Financial Position at December 31:

(in thousands)                                                     1994                            1993
- -----------------------------------------------------------------------------------------------------------------------
                                                                      Plans with                      Plans with
                                                      Plans with      accumulated      Plans with     accumulated
                                                   assets in excess   benefits in   assets in excess  benefits in
                                                    of accumulated     excess of     of accumulated    excess of
                                                       benefits       plan assets       benefits       plan assets
- -----------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
   Vested benefit obligations                           $(35,301)        $ (1,780)       $(32,550)        $ (1,532)
   Accumulated benefit obligations                      $(39,084)        $ (1,933)       $(36,213)        $ (1,680)
   Projected benefit obligations                        $(53,344)        $ (2,257)       $(51,173)        $ (1,993)
Plan assets at fair value                                 48,312              ---          45,626              ---
- -----------------------------------------------------------------------------------------------------------------------
Funded status                                             (5,032)          (2,257)         (5,547)          (1,993)
Unrecognized net experience loss (gain)                     (219)            (333)          4,061              295
Unrecognized prior service cost                              254              347             636              107
Unrecognized net transition (asset) obligation            (3,103)             586          (3,469)             645
Additional minimum liability                                 ---             (276)            ---             (734)
- -----------------------------------------------------------------------------------------------------------------------
Pension liability included in the Consolidated
 Statements of Financial Position                       $ (8,100)        $ (1,933)       $ (4,319)        $ (1,680)
=======================================================================================================================

Under the terms of the Canadian purchase agreement, the Corporation established a pension plan for transferring employees, whereby the seller transferred assets, which approximated the projected benefit obligation of $9.8 million.

The assumptions used to determine the actuarial present value of benefit obligations and pension expense during each of the years in the three-year period ended December 31, 1994 were as follows:

                                                                          1994             1993             1992
- -----------------------------------------------------------------------------------------------------------------------
Weighted average discount rate                                            8.5%             7.5%             8.5%
Long-term per annum compensation increase                                 5.0%             5.0%             6.0%
Long-term return on plan assets                                           9.5%             9.5%             9.5%
=======================================================================================================================

The Corporation also sponsors a qualifying savings plan covering most full-time employees. Contributions made by participating employees are matched based on a specified percentage of employee contributions to 6% of the employees' pay base. The cost of the Corporation's matching contribution to the savings plan totaled $1.9 million in 1994, $1.4 million in 1993 and $1.1 million in 1992.


17.  POST-RETIREMENT BENEFITS

The Corporation also provides health care benefits for eligible retired employees of one of its wholly owned subsidiaries. Participants generally become eligible after reaching retirement age with ten years of service. The plan pays a stated percentage of most medical expenses reduced for any deductible and payments made by government programs. The plan is unfunded.

Employees hired prior to January 1, 1990 are eligible for participation in the plan. Participant contributions and co-payments are subject to escalation.

                                                                    CONFIDENTIAL
                                                                              33

The following table indicates the components of the post-retirement medical benefits obligation included in the Corporation's Consolidated Statements of Financial Position at December 31, 1994:

(in thousands)                                                1994        1993
- -------------------------------------------------------------------------------
Accumulated post-retirement medical benefit obligation:
   Retirees                                                 $ (2,133)   $(2,054)
   Fully eligible active plan participants                    (1,615)    (1,946)
   Other active participants                                  (4,430)    (5,305)
- -------------------------------------------------------------------------------
   Funded status                                              (8,178)    (9,305)
   Unrecognized net gain (loss)                               (2,071)       149
   Unrecognized prior service benefit                         (1,912)    (2,040)
- -------------------------------------------------------------------------------
Accrued post-retirement benefit cost                        $(12,161)  $(11,196)
===============================================================================

Net periodic post-retirement medical benefit cost consisted of the following components:

(in thousands)                                          1994     1993     1992
- -------------------------------------------------------------------------------
Service cost of benefits earned                        $  534   $  526   $  723
Interest cost on accumulated post-retirement
 medical benefit obligation                               624      614      730
Net amortization and other                               (127)    (127)     ---
- -------------------------------------------------------------------------------
Net periodic post-retirement medical benefit cost      $1,031   $1,013   $1,453
===============================================================================

The Corporation limits its future obligation for post-retirement medical benefits by capping at 5% the annual rate of increase in the cost of claims it assumes under the plan. The weighted average discount rate used in determining the accumulated post-retirement medical benefit obligation is 8.5% in 1994, 7.5% in 1993 and 8.0% in 1992. The determination of the Corporation's accumulated post-retirement benefit obligation as of December 31, 1993 utilizes the annual limit of 5% for increases in claims costs.

18. OTHER INCOME, NET

Other income consisted of the following:

(in thousands)                                      1994       1993      1992
- -------------------------------------------------------------------------------
Fertilizer service revenue                        $17,294    $13,531    $10,354
Service charge income                               6,008      3,930      3,963
Other, net                                          9,146      8,030      5,829
- -------------------------------------------------------------------------------
Total                                             $32,448    $25,491    $20,146
===============================================================================

                                                                    CONFIDENTIAL
                                                                              34

19.  INCOME TAXES

Components of the income tax provision (benefit) applicable to continuing operations are as follows:

(in thousands)                                 1994        1993        1992
- -----------------------------------------------------------------------------
Current:
   Federal                                  $   9,925   $   4,884   $     640
   Foreign                                      2,416       3,750         ---
   State                                        4,291       4,709         804
- -----------------------------------------------------------------------------
                                               16,632      13,343       1,444
- -----------------------------------------------------------------------------
Deferred:
   Federal                                     15,197      (4,126)      6,288
   Foreign                                      2,533         451         ---
   State                                         (662)       (368)         25
- -----------------------------------------------------------------------------
                                               17,068      (4,043)      6,313
- -----------------------------------------------------------------------------
Total income tax provision                  $  33,700   $   9,300   $   7,757
=============================================================================

The income tax provision differs from the federal statutory provision for the following reasons:
(in thousands)                                 1994        1993        1992
- -----------------------------------------------------------------------------
Income from continuing
 operations before taxes:
   U.S.                                     $  75,842   $  19,046   $  18,186
   Canada                                      14,103      13,099         ---
- -----------------------------------------------------------------------------
                                            $  89,945   $  32,145   $  18,186
=============================================================================
Statutory income tax:
   U.S.                                     $  26,545   $   6,666   $   6,183
   Canada                                       5,359       4,978         ---
- -----------------------------------------------------------------------------
                                               31,904      11,644       6,183
Non-deductible expenses                           650         698         710
State and local income taxes                    2,545       3,061         547
Benefit of loss carryforwards                    (613)     (4,494)        ---
Change in federal tax rates                       ---      (1,233)        ---
Undistributed equity earnings                    (430)       (865)        ---
Other                                            (356)        489         317
- -----------------------------------------------------------------------------
Income tax provision                        $  33,700   $   9,300   $   7,757
=============================================================================

Deferred tax assets totaled $44.0 million and $50.8 million at December 31, 1994 and 1993, respectively, while deferred tax liabilities totaled $84.2 million and $0.5 million at December 31, 1994 and 1993, respectively. Undistributed earnings of the Canadian subsidiary, considered permanently invested, for which deferred income taxes have not been provided, were $18.0 million at December 31, 1994. The tax effect of

                                                                    CONFIDENTIAL
                                                                              35

net operating loss (NOL) and tax credit carryforwards and significant temporary differences between reported and taxable earnings that gave rise to net deferred tax (liabilities) assets were as follows:

(in thousands)                                         1994              1993
- -------------------------------------------------------------------------------
 NOL, capital loss and tax credit carryforwards    $  41,402           $ 28,937
 Discontinued business costs                           5,792              7,295
 Unfunded employee benefits                           10,130              8,146
 Accrued liabilities                                  10,497              8,658
 Inventory valuation                                   4,899              4,059
 Account receivable allowances                         3,091              2,176
 Investments in subsidiaries                           6,008                ---
 Depreciation                                       (120,770)            (6,297)
 Valuation allowance                                  (2,170)            (2,765)
 Other                                                   867                 93
- -------------------------------------------------------------------------------
                                                   $ (40,254)          $ 50,302
===============================================================================

Remaining unutilized NOL carryforwards were approximately $4.8 million and $55 million at December 31, 1994 and 1993, respectively. NOL carryforwards that have not been utilized expire in 2005. Investment tax credits of approximately $1.7 million expire in varying amounts from 1998 through 2000. Alternative minimum taxes (AMT) paid of $36.7 million are available to offset future tax liabilities and have an indefinite life. The Corporation acquired $26.9 million of its AMT credits with the AMCI acquisition. The Corporation's capital loss carryforwards totaled $6.2 million and $7.9 million at December 31, 1994 and 1993, respectively. Capital loss carryforwards that are not utilized will expire in 1997. The change in the valuation allowance reflects current utilization of capital losses against capital gains. A valuation allowance is provided since the realization of tax benefits of capital loss carryforwards is not assured.

Components of income tax provision (benefit) included in net income other than from continuing operations are as follows:

(in thousands)                                   1994       1993       1992
- -------------------------------------------------------------------------------
Current:
   Federal                                    $  (1,647)  $   ---  $      120
   State                                            (44)      ---       5,479
- -------------------------------------------------------------------------------
                                                 (1,691)      ---       5,599
- -------------------------------------------------------------------------------
Deferred:
   Federal                                        1,816       ---     (18,887)
   State                                            331       ---      (2,001)
- -------------------------------------------------------------------------------
                                                  2,147       ---     (20,888)
- -------------------------------------------------------------------------------
                                              $     456   $   ---  $  (15,289)
===============================================================================

Current tax benefits in 1994 result from losses on early retirement or refinancing of long-term debt. Deferred income taxes in 1994 are provided for the net cumulative effect of changes in accounting principles.


20.  INDUSTRY SEGMENT DATA

The Corporation operates in three principal industry segments - Distribution, Nitrogen Products and Methanol. The Distribution segment sells crop inputs - fertilizer, crop protection products, seed and services - through its farm service center network. These inputs include both Terra's own brands and vendor products from virtually all other agricultural chemical and seed suppliers. Terra has the largest company-operated farm

                                                                    CONFIDENTIAL
                                                                              36

service center network in North America. The Nitrogen Products business produces and distributes ammonia, urea, urea ammonium nitrate solution, and urea feed which are used by farmers to provide crops with nitrogen, an essential nutrient for plant growth and as a feed additive for livestock. The Methanol business manufactures and distributes methanol, which is principally used as a raw material in the production of a variety of chemical derivatives and in the production of methyl tertiary butyl ether (MTBE), an oxygenate and an octane enhancer for gasoline. Segment revenues and costs for Distribution, Nitrogen Products and Methanol include inter-segment transactions. Included in Other are eliminations of inter-segment sales and unallocated portions of the business. The following summarizes additional information about the Corporation's industry segments:

                                                   Nitrogen
(in thousands)                    Distribution     Products     Methanol    Other         Total
- --------------------------------------------------------------------------------------------------
1994
 Sales                            $  1,318,416  $   296,557  $   70,274  $  (19,300)  $  1,665,947
 Operating earnings                     33,784       48,369      42,679      (9,537)       115,295
 Identifiable assets                   502,921      713,209     347,147     124,693      1,687,970
 Depreciation and amortization           9,497        9,575       4,263       3,883         27,218
 Capital expenditures                   16,374        6,086       8,732          21         31,213
- --------------------------------------------------------------------------------------------------
1993
 Sales                            $  1,019,438  $   228,910  $      ---  $  (10,347)  $  1,238,001
 Operating earnings                     16,903       28,654         ---      (3,729)        41,828
 Identifiable assets                   379,268       91,887         ---     163,327        634,482
 Depreciation and amortization           6,427        5,139         ---       3,904         15,470
 Capital expenditures                    9,818        2,349       6,903       2,550         21,620
- --------------------------------------------------------------------------------------------------
1992
 Sales                            $    958,725  $   125,659  $      ---  $   (2,193)  $  1,082,191
 Operating earnings                     16,568       14,841         ---      (5,690)        25,719
 Identifiable assets                   266,190       95,880         ---     218,122        580,192
 Depreciation and amortization           6,495        4,609         ---       3,890         14,994
 Capital expenditures                    7,974        9,042         ---         604         17,620
==================================================================================================

21.  AGREEMENTS OF LIMITED PARTNERSHIP

In accordance with the Agreement of Limited Partnership of TNCLP, quarterly distributions to Unitholders and the General Partner are made in an amount equal to 100% of its Available Cash, as defined, unless Available Cash is required to fund a reserve amount. TNCLP must fund and maintain a reserve of $18.5 million to support Minimum Quarterly Distributions on the Senior Preference Units (the Reserve Amount). Such Reserve Amount was fully funded at December 31, 1994 and is invested in Eurodollar deposits at a major financial institution.

During the period which commenced December 4, 1991, and not ending prior to December 31, 1996 (the Preference Period), Senior Preference, Junior Preference and Common Units participate equally in distributions after each class of units has received its Minimum Quarterly Distribution, subject to the General Partner's right to receive cash distributions.

The General Partner receives a combined minimum 2% of total cash distributions, and as an incentive, the General Partner's participation increases if cash distributions exceed specified target levels. During the Preference Period, distributions are subject to the rights of Senior Preference Units to receive the Minimum Quarterly Distribution of $0.605 per unit plus any arrearages, before any other distributions. After such amounts have been paid, the Reserve Amount must be funded before distributions to Junior or Common

                                                                    CONFIDENTIAL
                                                                              37

Unitholders. Distributions to Common Unitholders are subject to the preferential rights of the Junior Preference Units to receive Minimum Quarterly Distributions plus arrearages. Subject to certain conditions, the Junior Preference Units will become Senior Preference Units on December 31, 1995. As a result of this conversion, distributions on the converted Junior Preference Units will be made with, and not after, distributions on the Senior Preference Units and payment of the Minimum Quarterly Distributions on the converted Junior Preference Units will also be supported by the Reserve Amount. In addition, the converted Junior Preference Units will be entitled to receive Minimum Quarterly Distributions before funds are set aside, if necessary, to restore the Reserve Amount to its required level.

After the Preference Period the Senior Units will still be entitled to the Minimum Quarterly Distribution, but will not participate with the Common Units in any distributions above the Minimum Quarterly Distribution.

For a 90-day period after the end of the Preference Period, the holders of Senior Preference Units will have the right, subject to fulfillment of certain stock exchange listing requirements, to convert their Senior Preference Units into fully participating Common Units.

To maintain classification as a partnership for federal income tax purposes, TNC, as General Partner, must maintain a minimum level of net worth without regard to its interest in TNCLP. To meet the requirement, TNC maintains certain cash and short-term investment balances.

                                                                    CONFIDENTIAL
                                                                              38

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

The Consolidated Financial Statements contained in this Annual Report have been audited by our independent accountants. Their audits included a review of internal accounting controls to establish a basis for reliance thereon in determining the nature, extent and timing of audit tests applied in their examinations of the Consolidated Financial Statements.



Burton M. Joyce            Francis G. Meyer            Robert E. Thompson
President and              Chief Financial Officer     Chief Accounting Officer
Chief Executive Officer

                                                                    CONFIDENTIAL
                                                                              39

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Terra Industries Inc.



We have audited the accompanying consolidated statements of financial position of Terra Industries Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Terra Industries Inc. and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 3 to the financial statements, the Corporation changed its method of accounting for major maintenance turnarounds and post-employment benefits effective January 1, 1994.



DELOITTE & TOUCHE LLP
Omaha, Nebraska

February 1, 1995

                                                                    CONFIDENTIAL
                                                                              40


QUARTERLY PRODUCTION DATA (unaudited)
- -------------------------------------------------------------------------------

                                Quarter   Quarter  Quarter   Quarter    Year
                                 Ended     Ended    Ended     Ended     Ended
                                March 31  June 30  Sept. 30  Dec. 31   Dec. 31
- -------------------------------------------------------------------------------
1994 Net Production (tons):
  Anhydrous ammonia              205,426  184,397   137,503  253,286    780,612
  Nitrogen solutions             243,628  221,039   211,012  619,512  1,295,191
  Urea                            55,268   50,493    42,487  149,628    297,876
  Methanol (million gallons)         ---      6.4       5.6     69.2       81.2
1993 Net Production (tons):
  Anhydrous ammonia              122,772  192,962   170,344  200,011    686,089
  Nitrogen solutions             230,219  238,332   256,659  262,123    987,333
  Urea                            43,290   64,441    49,763   65,105    222,599
===============================================================================

QUARTERLY FINANCIAL AND STOCK MARKET DATA (unaudited)

- ----------------------------------------------------------------------------------------------------

(in thousands, except
per-share data and stock prices)                March 31,      June 30,     Sept. 30,      Dec. 31,
- ----------------------------------------------------------------------------------------------------
1994
Total revenues                               $    259,504   $   818,252  $    287,905   $   300,286
 Gross profit                                $     33,074   $   137,937  $     43,590   $    93,926
 Income (loss) before extraordinary items    $     (6,285)  $    47,902  $        699   $    13,929
 Net income (loss)                           $     (5,523)  $    47,902  $        699   $    13,483
Per Share:
 Income (loss) before extraordinary items    $      (0.09)  $      0.68  $       0.01   $      0.18
 Net income (loss)                           $      (0.08)  $      0.68  $       0.01   $      0.17
 Dividends                                   $       0.02   $      0.02  $       0.02   $      0.02
Common Share price:
 High                                        $       8.75   $      8.25  $      13.13   $     13.00
 Low                                         $       6.25   $      6.63  $       5.88   $      8.75
====================================================================================================
1993
 Total revenues                              $    167,110   $   653,231  $    250,464   $   167,196
 Gross profit                                $     23,026   $   107,947  $     35,376   $    34,995
 Income (loss) before extraordinary items    $     (8,736)  $    39,573  $     (2,466)  $    (5,526)
 Net income (loss)                           $     (8,736)  $    39,573  $     (2,466)  $    (5,526)
Per Share:
 Income (loss) before extraordinary items    $      (0.13)  $      0.57  $      (0.04)  $     (0.08)
 Net income (loss)                           $      (0.13)  $      0.57  $      (0.04)  $     (0.08)
 Dividends                                   $        ---   $       ---  $        ---   $      0.02
Common Share price:
 High                                        $       4.88   $      4.25  $       5.00   $      7.88
 Low                                         $       3.88   $      3.50  $       3.63   $      4.50
====================================================================================================

                                                                    CONFIDENTIAL
                                                                              41
REVENUES

===============================================================================
(in thousands)                            1994          1993          1992
- -------------------------------------------------------------------------------
    Manufactured nitrogen products    $  296,557    $  228,910    $  125,590
    Methanol                              70,274           ---           ---
    Resale fertilizer                    307,400       257,585       229,136
    Crop protection products             859,151       660,616       641,021
    Seed                                  71,355        50,599        51,059
    Other                                 61,210        40,291        35,385
- -------------------------------------------------------------------------------
    Total                             $1,665,947    $1,238,001    $1,082,191
===============================================================================


STOCKHOLDERS AND DIVIDENDS
- -------------------------------------------------------------------------------

The Corporation's Common Shares are traded principally on the New York Stock Exchange. At January 31, 1995, 81.0 million Common Shares were outstanding and held by 5,575 stockholders.

During 1989, the Corporation instituted a regular quarterly dividend of $0.03 per share. Dividends paid amounted to $0.12 and $0.09 per share during 1990 and 1989, respectively. The Corporation suspended dividends in 1991 and resumed its quarterly dividend, at $0.02 per share, in the fourth quarter of 1993.

                                                                    CONFIDENTIAL
                                                                              42


FINANCIAL SUMMARY

- -----------------------------------------------------------------------------------------------------------------------------

(in thousands, except
per-share and employee data)              1994           1993           1992           1991          1990            1989
- -----------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
  Working capital                   $    273,941   $    231,287   $    215,817   $    156,587   $   135,374   $       158,329
  Total assets                      $  1,687,970   $    634,482   $    580,192   $    517,162   $   805,279   $       915,068
  Long-term debt                    $    558,256   $    121,384   $    133,679   $    114,805   $   184,324   $       153,212
  Stockholders' equity              $    418,429   $    242,980   $    221,476   $    190,296   $   321,961   $       439,056
RESULTS OF OPERATIONS
  Revenues                          $  1,665,947   $  1,238,001   $  1,082,191   $  1,022,597   $   962,202   $       949,458
  Costs and expenses                  (1,550,652)    (1,196,173)    (1,056,472)      (996,928)     (960,084)         (937,277)
  Interest income                          5,541          3,261          3,084          1,789           573               509
  Interest expense                       (22,082)       (12,944)       (10,617)       (14,352)      (17,629)          (17,643)
  Minority interest                       (8,809)           ---            ---            ---           ---               ---
  Income tax
   (provision) benefit                   (33,700)        (9,300)        (7,757)        (1,073)          816               316
- -----------------------------------------------------------------------------------------------------------------------------
  Income (loss) from
   continuing operations                  56,245         22,845         10,429         12,033       (14,122)           (4,637)
  Discontinued operations                    ---            ---         (1,665)      (168,808)      (94,379)           29,808
  Extraordinary items                     (3,060)           ---            ---          5,115           ---               ---
  Cumulative effect of
   accounting changes                      3,376            ---         22,265            ---           ---               ---
- -----------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                 $     56,561   $     22,845   $     31,029   $   (151,660)  $  (108,501)  $        25,171
=============================================================================================================================
EARNINGS (LOSS) PER SHARE:
    Continuing operations           $       0.77   $       0.33   $       0.15   $       0.18   $     (0.21)  $         (0.07)
    Discontinued operations                  ---            ---          (0.02)         (2.51)        (1.43)             0.45
    Extraordinary (loss) gain on
     early retirement of debt              (0.04)           ---            ---           0.07           ---               ---
    Cumulative effect of
     accounting changes                     0.05            ---           0.32            ---           ---               ---
- -----------------------------------------------------------------------------------------------------------------------------
Total                               $       0.78   $       0.33   $       0.45   $      (2.26)  $     (1.64)  $          0.38
=============================================================================================================================
DIVIDENDS PER SHARE                 $       0.08   $       0.02   $        ---   $        ---   $      0.12   $          0.09
=============================================================================================================================
CAPITAL EXPENDITURES
  Continuing operations             $     31,213   $     21,620   $     17,620   $     12,728   $    10,689   $        13,568
  Discontinued operations                    ---            ---          2,231          8,432        55,139            74,274
- -----------------------------------------------------------------------------------------------------------------------------
Total                               $     31,213   $     21,620   $     19,851   $     21,160   $    65,828   $        87,842
=============================================================================================================================
Permanent employees
 at end of period                          3,210          2,570          2,020          2,000         1,910             1,800
=============================================================================================================================

Amounts have been restated as appropriate to reflect continuing operations.