Form 10-K, Exhibit 13
period 1995-12-31
TERRA INDUSTRIES INC
filed 1996-03-19
CIK 722079

                             TERRA INDUSTRIES INC.
                              1995 ANNUAL REPORT
                               FINANCIAL SECTION


             FINANCIAL TABLE OF CONTENTS

             Financial Review
             Consolidated Statements of Financial Position
             Consolidated Statements of Income
             Consolidated Statements of Cash Flows
             Consolidated Statements of Changes in Stockholders' Equity Notes to the Consolidated Financial Statements
             Responsibility for Financial Statements
             Independent Auditors' Report
             Quarterly Production Data
             Quarterly Financial and Stock Market Data
             Revenues
             Stockholders and Dividends
             Volumes and Prices
             Five-Year Financial Summary

                                                                 CONFIDENTIAL
                                                                            2



FINANCIAL REVIEW

CONSOLIDATED RESULTS

Favorable market conditions and the October 1994 acquisition of Agricultural Minerals and Chemicals Inc. (AMCI) contributed to record earnings in 1995. Net income for 1995 increased to $159.5 million from $56.6 million in 1994 and $22.8 million in 1993 with per share earnings of $1.96, $0.78 and $0.33, respectively. Revenues increased to $2.29 billion in 1995 from $1.67 billion in 1994 and $1.24 billion in 1993.

Net income in 1995 and 1994 was reduced by $4.3 million and $3.1 million, or $0.05 and $0.04 per share, respectively, due to the write-off of deferred financing fees in connection with the early retirement of debt. Additionally, 1994 results included a net gain of $3.4 million, or $0.05 per share, to recognize the cumulative effect of a change in the method of accounting for major maintenance costs and adoption of Statement of Financial Accounting Standards (SFAS) 112, "Employers Accounting for Post-Employment Benefits."

FINANCIAL COMPARABILITY AND OVERVIEW

The Corporation's improved earnings reflect internal growth and acquisitions which have increased its manufacturing and distribution capabilities. The following acquisitions are included in operating results.

On October 20, 1994, the Corporation acquired the stock of AMCI, for $506 million in cash. Through the AMCI acquisition and subsequent open market purchases, the Corporation (as the general partner) has an approximate 65% ownership interest in ammonia production and upgrading facilities located in Verdigris, Oklahoma and Blytheville, Arkansas. The acquisition also included a methanol production facility located in Beaumont, Texas.

On September 15, 1994, the Corporation acquired a 34% interest in Royster-Clark, Inc. for $12 million in cash. Royster-Clark is a 110-location distributor of crop production products in the mid-Atlantic region with annual sales of approximately $200 million.

On December 31, 1993, the Corporation purchased net assets of certain operations of Asgrow Florida, Inc. (Terra Asgrow Florida), a distributor of crop production products, for $39 million in cash. Terra Asgrow

                                                                  CONFIDENTIAL
                                                                             3

Florida currently operates 15 distribution centers and is a supplier to the vegetable, citrus and ornamental plant markets, primarily in Florida.

Effective March 31, 1993, for $19.9 million in cash plus an operating lease, the Corporation acquired the rights to an ammonia production and upgrading facility near Sarnia, Ontario and ownership interests in 32 farm service centers in Ontario, New Brunswick and Nova Scotia. Thirty of the farm service centers are 50% owned and two are 100% owned.

FACTORS THAT AFFECT OPERATING RESULTS

Factors that may affect the Corporation's future operating results include: the relative balance of supply and demand for nitrogen fertilizers and methanol, the number of planted acres - which is impacted by both worldwide demand and governmental policies - the types of crops planted, the effects general weather patterns have on the timing and duration of field work for crop planting and harvesting, the supply of crop production products, the availability and cost of natural gas, the effect of environmental legislation on demand for the Corporation's products, the availability of financing sources to fund seasonal working capital needs, and the potential for interruption to operations due to accident or natural disaster.

Prices for nitrogen products are influenced by the world supply and demand balance for ammonia and nitrogen-based products. Demand is affected by population growth and rising living standards that determine food consumption. Supply is affected by worldwide capacity and the availability of nitrogen product exports from major producing regions such as the former Soviet Union, the Middle East and South America.

Methanol is used as a raw material in the production of formaldehyde, methyl tertiary butyl ether (MTBE), acetic acid and numerous other chemical derivatives. The price of methanol is highly influenced by the supply and demand for each of these secondary markets, in particular MTBE, an oxygenate used in reformulated gasoline and an octane enhancer used in non-reformulated gasoline. Future demand for MTBE and methanol will depend on the degree to which Clean Air Act Amendments are implemented and enforced, potential legislation, the willingness of regulatory agencies to grant waivers, and the availability and use of alternative oxygenates, principally ethyl tertiary butyl ether (ETBE), which is manufactured from ethanol.

With the acquisition of AMCI, the Corporation increased its annual production capacity for methanol from 40 million to 320 million gallons. Approximately 45% of the Corporation's production capacity is subject to a

                                                                   CONFIDENTIAL
                                                                              4

methanol hedging agreement (the Methanol Hedging Agreement) (see Note 12 to the Consolidated Financial Statements) which will affect margins on this portion of the Corporation's methanol production through December 31, 1997 should average methanol prices exceed average natural gas prices by certain amounts.

The number of acres planted and types of crops planted are influenced by government programs designed to manage carryover stocks and commodity prices of certain crops. Due to the higher quantities of crop production products per acre for corn and cotton, compared with other major crops, changes in corn and cotton acreages have a more significant effect on the demand for the Corporation's products and services than changes in other crops. With worldwide grain stocks at a record low and the government conservation reserve program beginning to expire, planted acreage is expected to increase in 1996. Corn acreage in the U.S. is estimated to increase to 80.6 million acres from 71.4 million in 1995. Planted cotton acreage is estimated to decrease to 15.5 million from 16.8 million acres.

Weather can have a significant effect on operations. Weather conditions that delay or intermittently disrupt field work during the planting and growing season may result in fewer than normal crop production products being applied and/or shift plantings to crops with shorter growing seasons. Similar conditions following harvest may delay or eliminate opportunities to apply fertilizer in the fall. Weather can also have an adverse effect on crop yields, which lowers the income of growers and could impair their ability to pay for crop production products purchased from the Corporation. During 1995 planting conditions were unfavorable due to wet weather in many areas of the U.S. causing a reduction in planted acres and use of certain crop production products.

Reliable sources for supply of crop production products at competitive prices are critical to the Distribution portion of the Corporation's business. The Corporation's sources for fertilizer, crop protection products and seed are typically manufacturers without the capability to distribute products to the North American grower. The Corporation has entered into purchase agreements which should ensure an adequate supply of products for its grower and dealer customers through 1996.

The principal raw material used to produce manufactured nitrogen products and methanol is natural gas. Natural gas costs comprise almost 50% of the total costs and expenses associated with nitrogen production and in excess of 50% of the total costs and expenses associated with methanol. The Corporation's natural gas procurement policy is to effectively fix or cap the price of approximately 40% to 80% of its natural gas

                                                                   CONFIDENTIAL
                                                                              5

requirements for a 12-month period through various supply contracts, financial derivatives and other forward pricing techniques. Depending on market conditions, the Corporation may also effectively fix or cap the price of natural gas for longer periods of time. The Corporation believes that there is sufficient supply to allow stable costs for the foreseeable future and has entered into firm contracts to minimize the risk of interruption or curtailment of natural gas supplies during the heating season. At December 31, 1995, the Corporation had natural gas contracts covering 78%, 46% and 31% of its natural gas requirements for 1996, 1997 and 1998, respectively.

The Corporation's distribution business segment is highly seasonal with the majority of sales occurring during the second quarter in conjunction with spring planting activity. Due to the seasonality of the business and the relatively brief periods during which products can be used by customers, the Corporation builds inventories during the first quarter of the year in order to ensure timely product availability during the peak sales season. The Corporation's ability to purchase product at off-season prices and carry inventory until periods of peak demand generally contributes to higher margins. For its current level of sales, the Corporation requires lines of credit to fund inventory increases and to support customer credit terms. The Corporation believes that its credit facilities are adequate for expected sales levels in 1996 and for the next several years.

The Corporation's manufacturing operations may be subject to significant interruption if one or more of its facilities were to experience a major accident or were damaged by severe weather or other natural disaster. The Corporation currently maintains insurance (including business interruption insurance) and expects that it will continue to do so in an amount which it believes is sufficient to allow the Corporation to withstand major damage to any of its facilities. The Corporation's Port Neal facility experienced such a casualty on December 13, 1994.

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

                                                                   CONFIDENTIAL
                                                                              6

RESULTS OF OPERATIONS
 1995 COMPARED WITH 1994

CONSOLIDATED RESULTS

The Corporation reported net income of $159.5 million, or $1.96 per share, on revenues of $2.29 billion in 1995 compared with net income of $56.6 million, or $0.78 per share, on revenues of $1.67 billion in 1994. Results for 1995 include a full year's effect of the AMCI acquisition which took place on October 20, 1994. The effect of including a full year of operations of the acquired business increased 1995 revenues by $433 million and net income by $60 million. Other significant factors that contributed to a successful 1995 were continued growth in the Distribution segment despite a reduction in planted acres, a 24% increase in nitrogen prices and natural gas costs which averaged 15% less than the prior year. 1995's results were also achieved despite the effect of methanol prices which declined significantly in 1995.

The Corporation classifies its operations into three business segments:
Distribution, Nitrogen Products and Methanol. The Distribution segment includes sales of products purchased from manufacturers, including the Corporation, and resold by the Corporation. Distribution revenues are derived primarily from grower and dealer customers through sales of crop protection products, fertilizers, seed and services. The Nitrogen Products segment represents those operations directly related to wholesale sales of nitrogen products from the Corporation's ammonia manufacturing and upgrading facilities. The Methanol segment represents wholesale sales of methanol from the Corporation's two methanol manufacturing facilities.

                                                                   CONFIDENTIAL
                                                                              7

Total revenues and operating income for the years ended December 31, 1995 and 1994 were as follows:

                                              Pro Forma
                                                1994
(in thousands)               1995      (unaudited - see below)          1994
-------------------------------------------------------------------------------
REVENUES:
Distribution            $ 1,495,166           $ 1,318,416          $  1,318,416
Nitrogen Products           635,126               539,152               296,557
Methanol                    194,565               246,404                70,274
Other - net                 (32,684)              (19,145)              (19,300)
-------------------------------------------------------------------------------
                        $ 2,292,173           $ 2,084,827          $  1,665,947
===============================================================================
OPERATING INCOME:
Distribution            $    41,207           $    33,784          $     33,784
Nitrogen Products           263,787               111,961                48,369
Methanol                     77,138               129,888                42,679
Other expense - net          (4,430)               (9,466)               (9,537)
-------------------------------------------------------------------------------
                            377,702               266,167               115,295
Interest expense - net      (51,086)              (49,367)              (16,541)
Minority interest           (47,234)              (34,916)               (8,809)
-------------------------------------------------------------------------------
 Total from operations  $   279,382           $   181,884          $     89,945
===============================================================================

The unaudited, pro forma results of operations have been prepared to give effect to the Corporation's (i) acquisition of AMCI, (ii) issuance of 9.7 million Common Shares, and (iii) borrowing under a credit agreement entered into in connection with the acquisition, assuming that all such transactions had occurred on January 1, 1994. The pro forma financial data is presented for informational purposes only and is not necessarily indicative of the results that actually would have been obtained if the transactions had occurred on January 1, 1994. In addition, the pro forma results are not intended to be a projection of future operating results or trends.

DISTRIBUTION

Distribution revenues were $1.50 billion in 1995 compared with $1.32 billion in 1994, an increase of 13%. Higher volumes and the expansion of the retail distribution network contributed to increased sales despite wet weather during the spring planting season and a reduction in planted acres. Same store sales increased by approximately 7%. About $100 million of the 1995 sales growth consisted of increased retail chemical sales including sales of Terra's own brand of Riverside products. Riverside product sales increased by $19 million. Distributed fertilizer sales increased $62 million. Seed and other sales and services increased by $17 million.

Operating income for the Distribution business was $41.2 million in 1995 compared with $33.8 million in 1994. Overall gross profit increased by approximately $50 million. Increased sales volumes added

                                                                   CONFIDENTIAL
                                                                              8

approximately $30 million in gross profits while higher margin grower and Riverside brand sales accounted for the remainder. Selling, general and administrative expenses increased $42.6 million. An estimated 60%, or $25 million, of the expense increase relates to expansion of the Distribution business. The remaining increase of $17 million includes increased marketing and promotional spending, an increase in bad debt experience from 1994 and inflationary cost increases.

NITROGEN PRODUCTS

Nitrogen Products revenues were $635 million in 1995 compared with $297 million in 1994. The increase reflects the inclusion in the Corporation's Consolidated Financial Statements of a full year of results from the Verdigris, Oklahoma and Blytheville, Arkansas ammonia plants acquired in October 1994. The acquired plants raised the Corporation's total production capacity from 1.3 million to
2.7 million gross tons of ammonia. Revenues also increased as a result of an approximate 24% increase in prices.

Operating income for the Nitrogen Products business was $264 million in 1995 compared with $48 million in 1994. The increase reflects a full year of results from the Verdigris, Oklahoma and Blytheville, Arkansas plants as well as the effect of the approximate 24% increase in prices. Additionally, natural gas costs decreased by approximately 15% compared with 1994 costs. The increase in operating margin to 42% in 1995 from 16% in 1994 primarily reflects the change in nitrogen prices and natural gas costs.

The Corporation's Port Neal facility was extensively damaged as a result of an explosion on December 13, 1994. The facility was insured for property damage, business interruption and third party liability claims. Revenues and operating income in 1995 include the estimated lost profits which are recoverable under the Corporation's insurance policy. The Corporation received interim payments to cover its property damage, business interruption and third party claims and expects to receive additional payments. In December 1995, ammonia production resumed at the Port Neal facility. Upon final settlement of the property claim, the Corporation expects to record a substantial nonrecurring gain, representing the difference between the final property settlement and the carrying value of the facility at the time of the explosion.

                                                                   CONFIDENTIAL
                                                                              9

METHANOL

Methanol revenues were $195 million in 1995 compared with $70 million in 1994. The increase reflects the inclusion in the Corporation's Consolidated Financial Statements of a full year of results from the Beaumont, Texas methanol facility, which was acquired in October 1994, and a full year of operation of the Corporation's Woodward, Oklahoma plant, whose capacity was partially converted from ammonia to methanol production in April 1994. The production capacities of the two plants are 280 million gallons per year and 40 million gallons per year, respectively.

Operating income totaled $77 million in 1995 compared with $43 million in 1994. Prices for methanol rose rapidly in the fourth quarter of 1994 and then fell sharply in February, March and April of 1995. The reduction in operating margin from 61% in 1994 to 40% in 1995 primarily reflects the decline in selling prices. The Corporation expects methanol prices to continue within their "normal" historical range of $0.30 to $0.60 per gallon. Gross profits were $82.6 million in 1995 compared with $44.8 million in 1994. Selling, general and administrative expenses were $5.5 million in 1995 compared with $2.1 million in 1994.

In October 1994, the Corporation entered into the Methanol Hedging Agreement. Under the Methanol Hedging Agreement the Corporation is required to make payments should the market price of methanol increase in relation to the cost of natural gas for defined quantities of production. As a result of the unusually high methanol prices at the end of 1994, $15.9 million was accrued as payable under the Methanol Hedging Agreement. This accrual was reversed in 1995 as prices declined to lower levels. The effect of the accrual and its subsequent reversal was to decrease 1994 revenues and operating income by $15.9 million and increase 1995 revenues and operating income by a like amount. No amounts have been paid or are presently accrued as of December 31, 1995 pursuant to the Methanol Hedging Agreement.

OTHER OPERATING EXPENSE - NET

Other operating expense was $4.4 million in 1995 compared with $9.5 million in 1994. Other operating expense consists of corporate level expenses, including certain insurance coverages, corporate finance fees and other costs.

                                                                   CONFIDENTIAL
                                                                             10

INTEREST EXPENSE - NET

Interest expense, net of interest income, totaled $51.1 million in 1995 compared with $16.5 million in 1994. The increase was principally the result of higher interest expense due to additional debt in connection with the acquisition of AMCI.

MINORITY INTEREST

Minority interest, representing third party unitholder interest in the earnings of Terra Nitrogen Company, L.P. (TNCLP), increased to $47.2 million in 1995 compared with $8.8 million in 1994. The increase was due to the inclusion of a full year of operations of TNCLP in the Corporation's Consolidated Financial Statements and the effect of higher nitrogen prices on TNCLP's results.

INCOME TAXES

Income tax provision was recorded at an effective rate of 41.3% for 1995 compared with 37.5% for 1994. The increased rate results primarily from the amortization of goodwill from the AMCI acquisition which is not deductible for tax purposes.

RESULTS OF OPERATIONS
 1994 COMPARED WITH 1993

CONSOLIDATED RESULTS

The Corporation reported net income of $56.6 million, or $0.78 per share, on revenues of $1.67 billion in 1994 compared with net income of $22.8 million, or $0.33 per share, on revenues of $1.24 billion in 1993. 1994 includes the results for Terra Asgrow Florida and AMCI subsequent to its acquisition on October 20, 1994. These acquisitions added approximately $190 million to revenue and $21 million to operating income. Excluding the impact of these acquisitions, revenues increased $240 million, or 19%, over 1993 and operating income increased $12 million, or 46%.

                                                                   CONFIDENTIAL
                                                                             11

Total revenues and operating income for the years ended December 31, 1994 and 1993 were as follows:

(in thousands)                            1994                    1993
------------------------------------------------------------------------------
REVENUES:
Distribution                         $ 1,318,416              $ 1,019,438
Nitrogen Products                        296,557                  228,910
Methanol                                  70,274                      ---
Other - net                              (19,300)                 (10,347)
-------------------------------------------------------------------------------
                                     $ 1,665,947              $ 1,238,001
===============================================================================
OPERATING INCOME:
Distribution                         $    33,784              $    16,903
Nitrogen Products                         48,369                   28,654
Methanol                                  42,679                      ---
Other expense - net                       (9,537)                  (3,729)
-------------------------------------------------------------------------------
                                         115,295                   41,828
Interest expense - net                   (16,541)                  (9,683)
Minority interest                         (8,809)                     ---
-------------------------------------------------------------------------------
  Total from operations              $    89,945              $    32,145
===============================================================================

DISTRIBUTION

Distribution revenues of $1.32 billion in 1994, increased $299 million, or 29%, over 1993 results. Approximately $198 million of the growth relates to a 30% increase in crop protection products sales resulting principally from the acquisition of Terra Asgrow Florida (which added approximately $80 million), acquisition of new locations and higher planted acreage. Growth in the Corporation's own brand of Riverside products accounted for $22 million of the increase. Distributed fertilizer sales increased $55 million, and seed and other sales and services increased $45 million as a result of higher planted acreage in 1994 and favorable weather conditions. 1993 revenues were negatively impacted by the flooding and wet weather conditions in the central U.S. which reduced planted acres and crop production product application rates.

Operating income for the Distribution business was $33.8 million in 1994 compared with $16.9 million in 1993. Gross margin percentages remained relatively constant and overall gross profit increased approximately $46.5 million. Selling, general and administrative expenses increased $24.4 million. This includes an increase in compensation costs of $17.4 million due to normal wage increases and additional personnel resulting from expansion activities. In addition, equipment leasing and facilities costs increased $4.2 million.

                                                                   CONFIDENTIAL
                                                                             12

NITROGEN PRODUCTS

Nitrogen Products revenues increased 30% to $296.6 million in 1994 from $228.9 million in 1993. The acquisition of AMCI on October 20, 1994, accounted for $60.4 million of revenue growth. Excluding the impact of the acquisition, revenues increased $7.3 million, or 3.2%. 1994 revenues were reduced by approximately $10 million due to the April 1994 conversion of 30% of the capacity of the Corporation's Woodward, Oklahoma plant from ammonia to methanol production.

Operating income for the Nitrogen Products business was $48.4 million in 1994 compared with $28.7 million in 1993. The acquisition of AMCI contributed $18.9 million to the increase in operating income. Excluding the AMCI acquisition and a $7 million non-recurring charge described below, operating earnings increased $7.8 million due to price increases of $15.3 million, partially offset by higher natural gas costs and the conversion of ammonia capacity to methanol.

On December 13, 1994, the Corporation's Port Neal facility in Iowa was extensively damaged as a result of an explosion. The Corporation recognized a $7 million charge against 1994 earnings to cover its aggregate expected unrecoverable costs associated with the incident, including deductibles and other uninsured costs.

METHANOL

In April 1994, about 30% of the production capacity of the Woodward, Oklahoma plant was converted from the production of ammonia to methanol. Additionally, on October 20, 1994, through the acquisition of AMCI, the Corporation acquired a methanol production facility in Beaumont, Texas. The Corporation had no methanol operations in 1993.

Methanol revenues were $70.3 million and operating income for the Methanol business was $42.7 million in 1994. Gross profit on methanol was $44.8 million and selling, general and administrative expenses were $2.1 million.

Under the Methanol Hedging Agreement, $15.9 million was expensed in 1994 and reflected as a payable at December 31, 1994.

                                                                   CONFIDENTIAL
                                                                             13

OTHER OPERATING EXPENSE - NET

Other operating expense was $9.5 million in 1994 compared with $3.7 million in 1993. The increase over 1993 was primarily the result of a non-recurring 1993 gain of $4.2 million on the settlement of a dispute with a vendor.

INTEREST EXPENSE - NET

Interest expense, net of interest income, totaled $16.5 million in 1994 compared with $9.7 million in 1993. The increase was principally the result of higher interest expense due to the assumption of $175 million of long-term debt and the issuance of $270 million of additional debt, both in connection with the acquisition of AMCI.

INCOME TAXES

The income tax provision increased in 1994 due to higher pretax book income and the utilization during 1993 of previously unrecognized capital loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's primary uses of funds will be to fund its working capital requirements, make payments on its indebtedness and other obligations, make quarterly distributions on TNCLP's Senior Preference Units (SPUs), and make capital expenditures and acquisitions. Its principal sources of funds will be cash flow from operations and borrowings under its current bank facility. Additionally, the Corporation expects to receive insurance reimbursements related to its Port Neal casualty loss. The Corporation believes that cash from operations and available financing sources will be sufficient to meet anticipated cash requirements.

During 1995, the Corporation utilized cash from operations to retire long-term debt, invest in additional farm service centers and make manufacturing improvements. Additionally, the Corporation used the proceeds of a $200 million note issue to purchase TNCLP units on the open market and pay down bank term debt. Proceeds from the issuance of preferred stock in a subsidiary and the interim payments from the Corporation's insurance carriers have been utilized to fund certain expenditures related to the Corporation's Port Neal casualty loss.

Net cash provided by operating activities was $243 million in 1995 compared with $168 million in 1994. The increase was principally due to the higher cash earnings attributable to a full year of operations of the

                                                                   CONFIDENTIAL
                                                                             14

Corporation's acquired businesses and the impact of higher nitrogen prices offset by spending related to the Port Neal casualty loss in excess of interim payments from insurers.

In 1995 investing activities totaled $95 million. Spending on the construction of the Corporation's Port Neal facility totaled $133 million of which $128 million was offset by insurance proceeds. Acquisitions, consisting principally of retail distribution locations, totaled $22 million. In addition, purchases of property, plant and equipment of $44 million in 1995 consisted of expansion of existing service centers, additions and routine replacements of distribution equipment, and improvements and replacements at manufacturing facilities. The Corporation expects 1996 capital spending, exclusive of expenditures related to the Port Neal casualty and the acquisition of retail distribution locations, to be approximately $50 million. During 1996, the Corporation expects to make additional expenditures related to the Port Neal casualty loss. The Corporation is in discussions with its insurers and expects that additional proceeds will be received in connection with the insurance claim.

On March 27, 1995, the Corporation announced its offer to purchase all 7.6 million of the publicly held SPUs representing a 39.8% partnership interest in the Corporations's acquired nitrogen business. On May 11, 1995, the Board of Directors of the Corporation withdrew its offer and approved an open market purchase program pursuant to which the Corporation may purchase up to five million SPUs from time to time at prices and in quantities determined by the Corporation's management. As of December 31, 1995, 974,900 SPUs had been acquired by the Corporation for $28.8 million. The Corporation will finance any further purchases of SPUs with available cash or debt.

The Corporation issued $200 million of 10.5% Senior Notes during 1995 used principally to prepay outstanding long-term bank debt. The Corporation made additional prepayments on the bank term loans in the fourth quarter made possible due to strong cash flows provided by operating activities. The Corporation's debt, including current maturities, as a percentage of total capital (excluding minority interest) was reduced to 42% at December 31, 1995 compared with 57% at December 31, 1994.

During 1995, the Corporation transferred the Port Neal facility to Port Neal Holdings Corp. (PNH). PNH was structured to finance and complete construction of the Port Neal facility through its wholly owned subsidiary, Port Neal Corporation (PNC). PNH issued, to unrelated third parties, $25.0 million of non-convertible

                                                                   CONFIDENTIAL
                                                                             15

preferred stock. The preferred stock represents 25% of the voting rights of PNH and accrues dividends commensurate with market interest rates.

During 1995, the Corporation distributed $36.8 million to minority unitholders and paid quarterly dividends aggregating $8.7 million on the Corporation's Common Shares.

Year-end accounts receivable and inventory balances increased by $22 million and $34 million, respectively. The increases were partially offset by a $22 million increase in accounts payable. The increases were attributable to higher fourth quarter sales and off-season purchasing to obtain discounts and to meet anticipated demand. The ratio of current assets to current liabilities increased to 1.7 to 1 at December 31, 1995 from 1.6 to 1 at December 31, 1994.

Cash generated from operations during 1996 is expected to be adequate to meet normal business requirements and service debt. Cash balances at December 31, 1995 were $138.7 million of which $8.9 million was used to collateralize letters of credit supporting recorded liabilities. The Corporation's bank facility contains certain restrictions, which are described in Notes 8 and 10. Additionally, the public holders of TNCLP's SPUs representing a 35% interest in the Corporation's Blytheville, Arkansas and Verdigris, Oklahoma ammonia plants are entitled to receive a minimum quarterly distribution of $0.605 per unit, or $4.0 million, plus arrearages before any distribution to the Corporation's Common Units. At December 31, 1995 there were no distributions in arrears.

                                                                    CONFIDENTIAL
                                                                              16




                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

----------------------------------------------------------------------------
                                                             At December 31,
----------------------------------------------------------------------------
(in thousands)                                          1995         1994
----------------------------------------------------------------------------
ASSETS
 Cash and short-term investments                     $  138,707   $  158,384
 Accounts receivable, less allowance for doubtful
  accounts of $10,626 and $8,224                        178,738      157,026
 Inventories                                            367,272      332,952
 Deferred tax asset -- current                           23,768       43,992
 Other current assets                                    55,511       31,069
----------------------------------------------------------------------------
 Total current assets                                   763,996      723,423
----------------------------------------------------------------------------
 Equity and other investments                            15,408       14,181
 Property, plant and equipment, net                     694,358      552,843
 Excess of cost over net assets of acquired businesses  308,414      320,559
 Partnership distribution reserve fund                   18,480       18,480
 Other assets                                            67,202       58,484
----------------------------------------------------------------------------
 Total assets                                        $1,867,858   $1,687,970
============================================================================
LIABILITIES
 Debt due within one year                            $   30,425   $   67,658
 Accounts payable                                       203,400      181,050
 Accrued and other liabilities                          222,298      200,774
----------------------------------------------------------------------------
 Total current liabilities                              456,123      449,482
----------------------------------------------------------------------------
 Long-term debt                                         407,162      511,706
 Deferred income taxes                                  111,871       84,246
 Other liabilities                                      138,218       53,477
 Minority interest                                      182,901      170,630
 Commitments and contingencies (Note 11)
----------------------------------------------------------------------------
 Total liabilities                                    1,296,275    1,269,541
----------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
 Capital stock
   Common Shares, authorized 133,500 shares;
    81,173 and 80,965 shares outstanding                133,970      133,770
 Paid-in capital                                        631,195      630,111
 Cumulative translation adjustment                         (271)      (1,259)
 Accumulated deficit                                   (193,311)    (344,193)
----------------------------------------------------------------------------
 Total stockholders' equity                             571,583      418,429
----------------------------------------------------------------------------
 Total liabilities and stockholders' equity          $1,867,858   $1,687,970
============================================================================

See accompanying Notes to the Consolidated Financial Statements.

                                                                    CONFIDENTIAL
                                                                              17

                       CONSOLIDATED STATEMENTS OF INCOME

-----------------------------------------------------------------------------------------
                                                                  Year ended December 31,
-----------------------------------------------------------------------------------------
(in thousands, except per-share amounts)              1995          1994          1993
-----------------------------------------------------------------------------------------
REVENUES
  Net sales                                        $2,215,874    $1,633,499    $1,212,510
  Other income, net                                    76,299        32,448        25,491
-----------------------------------------------------------------------------------------
                                                    2,292,173     1,665,947     1,238,001
-----------------------------------------------------------------------------------------
COST AND EXPENSES
  Cost of sales                                     1,657,070     1,344,062     1,026,332
  Selling, general and administrative expense         259,295       207,333       172,116
  Equity in earnings of unconsolidated affiliates      (1,894)         (743)       (2,275)
-----------------------------------------------------------------------------------------
                                                    1,914,471     1,550,652     1,196,173
-----------------------------------------------------------------------------------------
  Income from operations                              377,702       115,295        41,828
  Interest income                                      13,811         5,541         3,261
  Interest expense                                    (64,897)      (22,082)      (12,944)
  Minority interest                                   (47,234)       (8,809)          ---
-----------------------------------------------------------------------------------------
  Income before income taxes, extraordinary items
    and cumulative effect of accounting changes       279,382        89,945        32,145
  Income tax provision                                115,500        33,700         9,300
-----------------------------------------------------------------------------------------
  Income before extraordinary items and
    cumulative effect of accounting changes           163,882        56,245        22,845
  Extraordinary loss on early retirement of debt       (4,338)       (3,060)          ---
  Cumulative effect of accounting changes                 ---         3,376           ---
-----------------------------------------------------------------------------------------
NET INCOME                                         $  159,544    $   56,561    $   22,845
=========================================================================================

Weighted average number of shares outstanding          81,332        72,870        69,064
=========================================================================================

INCOME PER SHARE:
  Income before extraordinary items                $     2.01    $     0.77    $     0.33
  Extraordinary loss on early retirement of debt        (0.05)        (0.04)          ---
  Cumulative effect of accounting changes                 ---          0.05           ---
-----------------------------------------------------------------------------------------
NET INCOME                                         $     1.96    $     0.78    $     0.33
=========================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                                                                    CONFIDENTIAL
                                                                              18


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------
                                                                Year ended December 31,
---------------------------------------------------------------------------------------
(in thousands)                                         1995          1994        1993
---------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                          $ 159,544     $  56,561   $  22,845
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities:
  Depreciation and amortization                        66,075        27,218      15,470
  Deferred income taxes                                47,849        20,956       5,500
  Cumulative effect of accounting changes                 ---        (3,376)        ---
  Minority interest in earnings                        47,234         8,809         ---
  Other non-cash items                                  2,544        10,923        (839)
Change in current assets and liabilities,
 excluding working capital purchased/sold:
  Accounts receivable                                 (24,557)       19,615     (24,540)
  Inventories                                         (30,466)      (59,303)     (6,718)
  Other current assets                                     46       (13,056)     (2,893)
  Accounts payable                                     22,950        60,478      (9,945)
  Accrued and other liabilities                        35,349        39,405       2,452
  Unreimbursed Port Neal casualty                     (68,748)          ---         ---
  Other                                               (14,699)          212      (2,354)
---------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING
 ACTIVITIES                                           243,121       168,442      (1,022)
---------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Port Neal plant construction                       (133,106)          ---         ---
  Insurance proceeds from plant casualty              127,557           ---         ---
  Acquisitions, net of cash acquired                  (22,326)     (373,722)    (58,260)
  Purchase of property, plant and equipment           (44,023)      (31,213)    (21,620)
  Purchase of minority interest - TNCLP               (28,834)          ---         ---
  Discontinued operations                               4,944        (2,138)      5,630
  Proceeds from asset sales                               ---           ---      24,391
  Proceeds from investments                               726           690         537
---------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                 (95,062)     (406,383)    (49,322)
---------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Net short-term borrowings                             4,906        13,795       7,313
  Proceeds from issuance of long-term debt            203,112       326,407         250
  Principal payments on long-term debt               (349,134)     (101,416)    (12,545)
  Debt issuance costs                                  (8,333)      (13,581)        ---
  Stock issuance/repurchase - net                       1,187       117,666         513
  Distribution to minority interests                  (36,750)       (5,040)        ---
  Sale of minority interest in subsidiaries            24,950           ---         ---
  Dividends                                            (8,662)       (5,837)     (1,386)
---------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING
 ACTIVITIES                                          (168,724)      331,994      (5,855)
---------------------------------------------------------------------------------------
Foreign Exchange Effect on Cash
 and Short-Term Investments                               988          (771)       (488)
---------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND SHORT-TERM
 INVESTMENTS                                          (19,677)       93,282     (56,687)
---------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF
 YEAR                                                 158,384        65,102     121,789
---------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS AT END OF YEAR      $ 138,707     $ 158,384   $  65,102
=======================================================================================
INTEREST PAID                                       $  77,800     $  16,500   $  11,800
=======================================================================================
TAXES PAID                                          $  47,665     $  22,600   $   3,800
=======================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                                                                    CONFIDENTIAL
                                                                              19

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------
                                                                            Cumulative
                                          Common      Trust      Paid-In    Translation  Accumulated
(in thousands)                            Shares     Shares      Capital    Adjustment     Deficit        Total
-----------------------------------------------------------------------------------------------------------------
December 31, 1992                       $  83,931   $  22,312   $ 531,609     $  ---     $(416,376)     $ 221,476
  Exchange of HBMS Special Shares          38,213     (22,312)    (15,901)       ---           ---            ---
  Exercise of stock options                   213         ---         767        ---           ---            980
  Stock repurchase                           (107)        ---        (360)       ---           ---           (467)
  Translation adjustment                      ---         ---         ---       (488)          ---           (488)
  Stock Incentive Plan                          7         ---          13        ---           ---             20
  Dividends                                   ---         ---         ---        ---        (1,386)        (1,386)
  Net income                                  ---         ---         ---        ---        22,845         22,845
-----------------------------------------------------------------------------------------------------------------
December 31, 1993                         122,257         ---     516,128       (488)     (394,917)       242,980
  Conversion of debentures                    731         ---       5,176        ---           ---          5,907
  Exercise of stock options                   847         ---       3,819        ---           ---          4,666
  Issuance of Common Shares                 9,700         ---     103,300        ---           ---        113,000
  Translation adjustment                      ---         ---         ---       (771)          ---           (771)
  Stock Incentive Plan                        235         ---       1,688        ---           ---          1,923
  Dividends                                   ---         ---         ---        ---        (5,837)        (5,837)
  Net income                                  ---         ---         ---        ---        56,561         56,561
-----------------------------------------------------------------------------------------------------------------
December 31, 1994                         133,770         ---     630,111     (1,259)     (344,193)       418,429
  Exercise of stock options                   192         ---       1,073        ---           ---          1,265
  Translation adjustment                      ---         ---         ---        988           ---            988
  Stock Incentive Plan                          8         ---          11        ---           ---             19
  Dividends                                   ---         ---         ---        ---        (8,662)        (8,662)
  Net income                                  ---         ---         ---        ---       159,544        159,544
-----------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1995                       $ 133,970   $     ---   $ 631,195     $ (271)    $(193,311)     $ 571,583
=================================================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                                                                    CONFIDENTIAL
                                                                              20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

The Consolidated Financial Statements include the accounts of Terra Industries Inc. and all majority-owned subsidiaries (the Corporation). All significant intercompany accounts and transactions have been eliminated.

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

Property, plant and equipment:

Expenditures for plant and equipment additions, replacements and major improvements are capitalized. Related depreciation is charged to expense on a straight-line basis over estimated useful lives ranging from 15 to 20 years for buildings and 3 to 15 years for plant and equipment. Maintenance and repair costs are expensed as incurred.

Excess of costs over net assets of acquired business:

The Corporation amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over periods ranging from 15 to 18 years. Management periodically determines the recoverability of this asset through an assessment of future operations.

Plant turnaround costs:

Costs related to the periodic scheduled major maintenance of continuous process production facilities (plant turnarounds) are deferred and charged to product costs on a straight-line basis during the period to the next scheduled turnaround, generally two years.

Accounting standards not adopted:

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets." SFAS 121 required that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Corporation will adopt SFAS 121 as required in 1996 but does not expect that any adjustments will be required to the holding value of long-lived assets.

In October 1995, the Financial Accounting Standards Board issued SFAS 123, "Accounting for Stock Based Compensation." Beginning in 1996, SFAS 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of employee compensation expense related to stock compensation based on the fair value of the equity instrument granted. Companies that do not adopt the fair value recognition provisions of SFAS 123 and continue to follow the existing APB

                                                                    CONFIDENTIAL
                                                                              21

Opinion 25 rules to recognize and measure compensation, will be required to disclose the pro forma amounts of net income and earnings per share that would have been reported had the company elected to follow the fair value recognition of SFAS 123. Management will determine in 1996 the Corporation's approach to SFAS 123. The impact on the Corporation's financial position and results of operations is not expected to be material.

Hedging transactions:

Realized gains and losses from hedging activities and premiums paid for option contracts are deferred and recognized in the month to which the hedged transactions relate.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications:

Certain reclassifications have been made to prior years' financial statements to conform with current year presentation.

Per-share results:

Earnings-per-share data are based on the weighted average number of Common Shares outstanding. The dilutive effect of the Corporation's outstanding restricted shares, stock options and convertible debentures was not significant.

                                                                    CONFIDENTIAL
                                                                              22

2.  ACQUISITIONS

On October 20, 1994, the Corporation acquired AMCI for $506 million in cash. AMCI, through its subsidiaries manufactures nitrogen-based fertilizers and industrial use products and methanol. The subsidiaries controlled by the Corporation as a result of the AMCI acquisition include Terra Nitrogen Corporation (TNC), Beaumont Methanol, Limited Partnership (BMLP) and Terra Nitrogen Company, L.P. (TNCLP). As a result of the acquisition and subsequent open market purchases (see Note 10 - Long-Term Debt) the Corporation and its subsidiaries have approximately a 65 percent ownership interest in TNCLP, formerly Agricultural Minerals Company, L.P., which operates nitrogen products manufacturing facilities in Verdigris, Oklahoma and Blytheville, Arkansas through an operating partnership, Terra Nitrogen, Limited Partnership (TNLP), formerly Agricultural Minerals, Limited Partnership. Terra Methanol Corporation
(TMC) is the general partner of BMLP which operates a methanol production facility in Beaumont, Texas. The acquisition has been accounted for using the purchase method of accounting.

To finance the acquisition of AMCI, the Corporation issued 9.7 million Common Shares for aggregate net proceeds of approximately $113 million, entered into credit arrangements to issue $310 million of long-term debt, and refinanced certain bank debt and credit lines of the Corporation, AMCI and AMCI's subsidiaries aggregating $260 million of which $152 million in borrowings were outstanding. As a result of the acquisition of AMCI, the Corporation also assumed AMCI's obligations including its 10.75% Senior Notes due 2003 (see Note 10 - Long-Term Debt).

On September 15, 1994, the Corporation acquired a 34% interest in Royster-Clark, Inc. for $12 million in cash. Royster-Clark is a 110-location distributor of crop input and protection products in the mid-Atlantic region.

On December 31, 1993, Terra International, Inc. purchased net assets of certain operations of Asgrow Florida Company, Inc. (Terra Asgrow Florida), a distributor of fertilizer, chemicals and seed, for $39 million. Terra Asgrow Florida currently operates 15 distribution centers and is a supplier to the vegetable, citrus and ornamental plant markets, mostly in Florida.

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

                                                                    CONFIDENTIAL
                                                                              23

operations as if the acquisitions of AMCI, Terra Asgrow Florida and Terra Canada had occurred at the beginning of 1993:


(in thousands, except per-share data)           Year ended December 31,
-----------------------------------------------------------------------
                                                  1994          1993
-----------------------------------------------------------------------
Revenues                                       $2,084,827    $1,716,300
Income before extraordinary items and
 cumulative effect of accounting changes       $  110,370    $   14,060
Net income                                     $  110,680    $   11,510
Income per share before extraordinary items    $     1.37    $     0.18
Net income per share                           $     1.37    $     0.15
-----------------------------------------------------------------------

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

                                                                    CONFIDENTIAL
                                                                              24

3.  ACCOUNTING CHANGES

Coincident with the 1994 acquisition of AMCI (see Note 2 - Acquisitions), the Corporation changed its method of accounting for major maintenance turnarounds at manufacturing facilities and recorded a $4.2 million credit, net of income taxes of $2.7 million, as the cumulative effect at January 1, 1994 of the change in accounting principle. Excluding the cumulative effect, this change increased net income for 1994 by approximately $1.0 million, or $0.01 per share. Under the new accounting principle the Corporation defers the cost of turnarounds when incurred and charges the costs to production ratably over the period until the next scheduled turnaround. Previously, estimated costs of turnarounds were charged to product costs over the period preceding each scheduled major maintenance, generally two years. The change was made to charge turnaround costs to production over the period most clearly benefited by the turnaround.

In 1994, the Corporation adopted SFAS 112, "Employers Accounting for Post-Employment Benefits." This change required the Corporation to recognize future liabilities of $0.8 million, net of income taxes of $0.5 million, for benefits to disabled employees. Prior to the adoption of SFAS 112, the Corporation recognized such expenses in the period the benefits were paid.

                                                                    CONFIDENTIAL
                                                                              25

4.  RELATIONSHIP WITH MAJORITY STOCKHOLDER

Minorco, through its beneficial ownership of Common Shares, owns approximately 53 percent of the equity of the Corporation. The Corporation procures certain insurance coverages for Minorco and related companies, subleases office space to Minorco, and shares the cost of certain employees of both organizations. Payments to the Corporation in settlement of these services are made on an ongoing basis and totaled $1.0 million, $0.9 million and $1.0 million in 1995, 1994 and 1993, respectively.

                                                                    CONFIDENTIAL
                                                                              26

5.  INVENTORIES

Inventories consisted of the following at December 31:

(in thousands)                        1995          1994
-------------------------------------------------------------
Raw materials                     $   36,499    $   38,988
Finished goods                       330,773       293,964
-------------------------------------------------------------
Total                             $  367,272    $  332,952
=============================================================

                                                                    CONFIDENTIAL
                                                                              27

6.  PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following at December 31:


(in thousands)                         1995          1994
----------------------------------------------------------------
Land and buildings                 $  105,715    $   89,154
Plant and equipment                   556,206       584,814
Finance leases                          4,716         7,471
Construction in progress              171,967        21,086
----------------------------------------------------------------
                                      838,604       702,525
Less accumulated depreciation and
  amortization                       (144,246)     (149,682)
----------------------------------------------------------------
Total                              $  694,358    $  552,843
================================================================


                                                                    CONFIDENTIAL
                                                                              28

7.  PORT NEAL CASUALTY

On December 13, 1994, the Corporation's Port Neal facility in Iowa was extensively damaged as a result of an explosion. There were four employee fatalities plus injuries or damages to other people and property. Insurance was in force to cover damage to the Corporation's property, business interruption and third party liability claims. A $7 million pretax charge was recorded in 1994 for expected uninsured costs associated with the incident, including deductibles. As of December 31, 1995, the Corporation had received interim payments of $175.3 million on its claim. The Corporation is in discussions with its insurers as to additional insurance proceeds which the Corporation believes it should be entitled. Estimated lost profits recoverable under the business interruption policy are being included in income. Insurance proceeds received under the Corporation's property damage claim are being deferred pending final settlement of the claim. The Corporation has invested additional funds for other enhancements and improvements at the Port Neal facility.

The Corporation expects to record a substantial non-recurring gain, representing the difference between the property insurance settlement on the Port Neal facility with the Corporation's insurers and the carrying value of the facility at the time of the explosion. The amount of the gain will be dependent on final construction, clean-up expenditures and the settlement reached with the Corporation's insurance carriers. As of December 31, 1995, $80.3 million has been recorded as a deferred gain and is included in other liabilities.

                                                                    CONFIDENTIAL
                                                                              29

8.  DEBT DUE WITHIN ONE YEAR

Debt due within one year consisted of the following at December 31:


(in thousands)                                1995        1994
-------------------------------------------------------------------
Short-term borrowings                       $ 26,014    $ 21,108
Current maturities of long-term debt           4,411      46,550
-------------------------------------------------------------------
Total                                       $ 30,425    $ 67,658
===================================================================

Weighted average short-term borrowings      $ 53,483    $ 49,242
===================================================================

Weighted average interest rate                   8.4%        6.5%
===================================================================

During 1995, the Corporation amended its credit agreement to provide revolving credit facilities of up to $375 million for domestic seasonal working capital needs and other corporate purposes. The Corporation also has a $25.7 million ($35 million Cdn) revolving credit facility used to provide for working capital needs for its Canadian operations. There was $26.0 million outstanding at December 31, 1995 under the domestic facility and no outstanding borrowing under the Canadian facility. Interest on borrowings under these lines is charged at current market rates.

Under the amended credit agreement, the Corporation has agreed, among other things, to maintain certain financial covenants including minimum net worth and interest coverage ratios, maximum debt to cash flow ratios and to adhere to certain limitations on additional debt, capital expenditures, acquisitions, liens, asset sales, investments, prepayment of subordinated indebtedness, changes in lines of business and transactions with affiliates. The Corporation's domestic revolving credit facilities expire December 31, 2000. A commitment fee is charged on the unused portion of the facilities under the credit agreement, currently 1/4 percent adjustable based on the Corporation's most recent quarter debt to cash flow ratio. The credit agreement is secured by the stock of certain principal subsidiaries of the Corporation as well as the personal property of the former AMCI subsidiaries.

Under the Canadian facility, the Corporation has agreed, among other things, to maintain certain levels of working capital and net worth, adhere to maximum debt leverage limitations and restrict payments to the Corporation from operating subsidiaries. The Canadian facility expires October 17, 1996 and is renewable every 120 days for a 360-day term. A commitment fee of 1/8 percent is paid on the facility.

                                                                    CONFIDENTIAL
                                                                              30

9.  ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following at December 31:


(in thousands)                  1995         1994
-------------------------------------------------------
Customer deposits            $ 101,851    $  66,470
Payroll and benefit costs       33,242       45,630
Income taxes                    26,209        8,727
Other                           60,996       79,947
-------------------------------------------------------
Total                        $ 222,298    $ 200,774
=======================================================

                                                                    CONFIDENTIAL
                                                                              31

10. LONG-TERM DEBT

Long-term debt consisted of the following at December 31:


(in thousands)                                                           1995        1994
--------------------------------------------------------------------------------------------------
Senior Notes, 10.5%, due 2005                                         $ 200,000   $      ---
Senior Notes, 10.75%, due 2003                                          158,755      158,755
Bank term loans, floating rate, due in installments through 2001            ---      310,000
Bank term loan, floating rate, due 1999                                     ---       35,000
Senior Notes, 8.48%, due 2005                                            30,000       30,000
Industrial Development Revenue Bonds bearing interest at an
 average 6.81% with increasing payments from 1996 to 2011                 9,045        9,210
Notes, 8.75% to 9.63%, due 1996 to 1998                                   4,500        6,500
Other                                                                     9,273        8,791
--------------------------------------------------------------------------------------------------
                                                                        411,573      558,256
Less current maturities                                                  (4,411)     (46,550)
--------------------------------------------------------------------------------------------------
Total                                                                 $ 407,162    $ 511,706
==================================================================================================

Scheduled principal payments for each of the five years 1996 through 2000 are $4.4 million, $2.6 million, $2.6 million, $3.5 million and $8.2 million, respectively.

In 1995, the Corporation issued $200 million unsecured 10.5% Senior Notes due in full June 15, 2005. The 10.5% Senior Notes are redeemable at the option of the Corporation, in whole or part, at any time on or after June 15, 2000, initially at 105.250% of their principal amount, plus accrued interest, declining to 102.625% on or after June 15, 2001, and declining to 100% on or after June 15, 2002. The 10.5% Senior Notes Indenture contains certain restrictions, including the issuance of additional debt, payment of dividends, issuance of capital stock, certain transactions with affiliates, incurrence of liens, sale of assets, and sale-leaseback transactions. Net proceeds of $28.8 million were used to acquire 974,900 of the outstanding Senior Preference Units (SPUs) of TNCLP. The remaining net proceeds were used to repay bank term loans.

The 10.75% unsecured Senior Notes are redeemable at the option of the Corporation, in whole or part, at any time on or after September 30, 1998, initially at 105.375% of their principal amount, plus accrued interest, declining to 102.688% on or after September 30, 1999, and declining to 100% on or after September 30, 2000. In addition, at any time prior to September 30, 1996, the Corporation may, at its option, redeem up to $61.25 million aggregate principal amount out of the proceeds of one or more public offerings of equity securities at a redemption price of 110% of their principal amount, plus accrued interest. The 10.75% Senior Notes Indenture contains restrictions similar to those in the 10.5% Senior Notes Indenture.

The Corporation entered into a secured credit agreement with financial institutions to provide Bank Term Loans (Loans) to finance a portion of the 1994 acquisition of AMCI and to refinance existing debt of $40 million at the Corporation and $35 million at TNLP. The $35 million TNLP debt was repaid in May 1995. In December 1995, the remaining Loans outstanding were converted into advances under an amended credit agreement providing up to $375 million in revolving credit described more fully in Note 8 - Debt Due Within One Year.

The $30 million unsecured 8.48% Senior Notes require annual principal payments commencing November 1, 1999 through May 1, 2005. The notes include covenants similar to the revolving credit agreement described in Note 8 - Debt Due Within One Year and a requirement for rental and interest obligations coverage. The Corporation has executed interest rate swap agreements to convert one-half of the 8.48% unsecured Senior

                                                                    CONFIDENTIAL
                                                                              32

Notes to LIBOR-based floating rate instruments. The interest rate agreements became effective on April 15, 1993 and terminate on April 15, 2003.

The Industrial Development Revenue Bonds due in 2011 are secured by a letter of credit guaranteed by the Corporation and, along with other long-term debt due in 2003, by the Corporation's headquarters building located in Sioux City, Iowa.

                                                                    CONFIDENTIAL
                                                                              33

11. COMMITMENTS AND CONTINGENCIES

The Corporation and its subsidiaries are committed to various non-cancelable operating leases for agricultural equipment, and office, production, and storage facilities expiring on various dates through 2010. Total minimum rental payments are as follows:

(in thousands)
------------------------------------
1996                    $  45,216
1997                       38,420
1998                       25,114
1999                       12,584
2000 and thereafter        14,661
------------------------------------
Total                   $ 135,995
====================================

The Corporation entered into a lease financing agreement in connection with the purchase of an ammonia manufacturing plant and related upgrading facilities located near Sarnia, Ontario. The agreement is for a four-year term requiring annual lease payments of approximately $4.0 million (Cdn). Terra Canada has an option to purchase the nitrogen plant during the term of the lease and at expiration for approximately $72 million (Cdn). If, at the end of the lease term, Terra Canada elects not to exercise its purchase option, the Corporation must pay to the lessor approximately $61 million (Cdn) subject to reimbursement based on the proceeds realized upon the sale of the nitrogen plant by the lessor. Terra Canada has entered into certain agreements in order to convert its obligations with respect to the nitrogen plant set forth above from Canadian dollar and fixed rental obligations to U.S. dollar and variable rental obligations based on interest rate changes tied to LIBOR.

Total rental expense under all leases, including short-term cancelable operating leases, was approximately $46.8 million, $37.3 million and $24.7 million for the years ended December 31, 1995, 1994 and 1993, respectively.

The Corporation is contingently liable for retiree medical benefits of employees of coal mining operations sold on January 12, 1993. Under the purchase agreement, the purchaser agreed to indemnify the Corporation against its obligations under certain employee benefit plans. Due to the Coal Industry Retiree Health Benefit Act of 1992, certain retiree medical benefits of union coal miners have become statutorily mandated, and all companies owning 50 percent or more of any company liable for such benefits as of certain specified dates becomes liable for such benefits if the company directly liable is unable to pay them. As a result, if the purchaser becomes unable to pay its retiree medical obligations assumed pursuant to the sale, the Corporation may have to pay such amount. The Corporation has estimated that the present value of liabilities for which it retains contingent responsibility approximates $9 million at December 31, 1995. In the event the Corporation would be required to assume this liability, mineral reserves associated with the sold coal subsidiary would revert to the Corporation.

During March 1994, the Corporation entered into an agreement to sell its receivables. Under this agreement, which expires March 31, 1996, the Corporation may sell with limited recourse an undivided interest in a designated pool of its accounts receivable and receive up to $50 million in proceeds. Undivided interests in new receivables may be sold as collections reduce previously sold interests. The undivided interests are sold at a discount that is included in selling, general and administrative expense in the Consolidated Statements of Income. At December 31, 1995, the proceeds of the uncollected balance of receivables sold totaled $50 million. The Corporation retains collection and administrative responsibility on the participating interests sold.

The Corporation is involved in various legal actions and claims, including environmental matters, arising from the normal course of business. It is the opinion of management that the ultimate resolution of these matters

                                                                    CONFIDENTIAL
                                                                              34

will not have a material adverse effect on either the results of operations, financial position or net cash flows of the Corporation.

                                                                    CONFIDENTIAL
                                                                              35

12. DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation manages four categories of risk using derivative financial instruments: (a) foreign currency fluctuations (b) changes in natural gas supply prices (c) interest rate fluctuations and (d) the effect of fluctuations in methanol prices relative to natural gas prices.

FOREIGN CURRENCY FLUCTUATIONS - The Corporation enters into foreign exchange forward and option contracts to manage risk associated with foreign currency exchange rate fluctuations. The contracts are designated as hedges of fixed obligations and hedges of net foreign currency positions. Contract maturities are consistent with the settlement dates of items being hedged. Gains and losses on these contracts are deferred and included as a component of the related transaction. The contracts had no recorded value and a fair value of $0.7 million at December 31, 1995. The contracts had no recorded value and would have cost $0.8 million to liquidate at December 31, 1994. Fair value of foreign exchange contracts is based on quotations received from a quotation service and computations prepared by the Corporation. The following describes the specific areas of risk being managed:

     (a) Canadian dollar lease commitments under the Corporation's Canadian nitrogen plant lease, aggregating $78.0 million (Cdn), which extend through April 1997, have been hedged (converted into U.S. dollar obligations) with forward exchange and basis swap contracts.

     (b) A significant portion of the Corporation's Canadian production is sold in the U.S., or is based on U.S. prices, but many of the production costs are in Canadian dollars. As a result, the Corporation's earnings will decline when the Canadian dollar increases in value compared with the U.S. dollar. Consequently, the Corporation buys Canadian dollars forward or uses derivatives to fix future exchange rates to cover a portion of its estimated net Canadian dollar requirements over a twelve-month period. As of December 31, 1995, the existing forward contracts represented approximately 30% of anticipated net 1996 Canadian dollar requirements of approximately $46 million (Cdn).

NATURAL GAS PRICES - Natural gas supplies to fill production requirements at the Corporation's production facilities are purchased at market prices. Natural gas market prices, as with other commodities, are volatile and the Corporation fixes prices for a portion of its natural gas requirements through the use of futures contracts, swaps and options. These contracts are traded up to thirty-one months forward and settlement dates are scheduled to coincide with gas purchases during that future period. A swap is a contract between the Corporation and a third party to exchange cash based on a designated price, which price is referenced to market natural gas prices or appropriate NYMEX futures contract prices. Option contracts give the holder the right to either own or sell a futures or swap contract at a designated price. The futures contracts require maintenance of cash balances generally 10% to 20% of the contract value and option contracts require initial premium payments ranging from 2% to 5% of contract value.

The following summarizes open natural gas contracts at December 31, 1995 and 1994:


(in thousands)            1995                      1994
---------------------------------------------------------------------
                  Contract   Unrealized    Contract    Unrealized
                   MMBtu        Gain        MMBtu        (Loss)
---------------------------------------------------------------------
Futures             6,840    $    592        5,080     $  (1,838)
Swaps             167,040      13,475       59,855       (18,793)
Options             6,470         797       11,926          (709)
---------------------------------------------------------------------
                  180,350    $ 14,864       76,861     $ (21,340)
=====================================================================

Annual production requirements are 133,000 MMBtu. Contracts were in place at December 31, 1995 to cover 78% of 1996 natural gas requirements, 46% for 1997 and 31% for 1998.

                                                                    CONFIDENTIAL
                                                                              36


Gains and losses on settlement of these contracts and premium payments on option contracts are credited or charged to manufacturing cost in the month in which the hedged transaction occurs. The risk and reward of outstanding natural gas positions are directly related to increases or decreases in natural gas prices in relation to the underlying NYMEX natural gas contract prices. Realized gains on closed contracts and premium payments on option contracts of $11.4 million and $7.7 million, respectively, relating to future periods have been deferred.

During 1995, natural gas hedging activities produced cost increases of approximately $34.5 million, or 16%, of total natural gas purchases compared with spot prices. During 1994, natural gas hedging increased cost by approximately $15.5 million, or 13%, of total natural gas purchases.

The Corporation has also limited the effect of natural gas price fluctuations through the use of basis swaps. Such contracts require payments to the Corporation for the amount, if any, that monthly published gas prices from the source specified in the contract exceed the average of the daily settlement prices for the last three scheduled trading days of NYMEX natural gas futures on an adjusted basis as specified in the contract for the applicable determination period, and vice versa. As of December 31, 1995 and 1994, MMBtu's under such contracts totaled 14.7 million and 0.5 million, respectively.

INTEREST RATE FLUCTUATIONS - The Corporation has limited the effect of interest rate fluctuations for a portion of its floating rate obligations through the use of interest rate collar agreements. The agreements require payments to the Corporation for the amount, if any, that interest costs, on a cumulative basis, exceed 8.5% to 9.0% (LIBOR) and requires payments by the Corporation for the amount that interest costs fall below 5.65% (LIBOR). At December 31, 1995, the Corporation had $161 million of obligations subject to variable interest rates. The interest rate collar agreements, with a notional amount of $160 million (which declines over the remaining 2-year period), cover 99.4% of the variable interest rate obligations at December 31, 1995.

The unamortized cost of the collar agreements is $0.7 million at December 31, 1995 and is carried in other assets in the Consolidated Statement of Financial Position. No payments are receivable or due under the agreements at December 31, 1995. The cost to liquidate the collar agreement at December 31, 1995 would be $1.7 million.

The Corporation has also entered into interest rate swap agreements to convert $15 million of its fixed-rate, long-term borrowings to variable rates through April 15, 2003. For 1995, the net interest rate effect of the swap arrangements totaled 1.8% effectively reducing the interest rate on its $30 million of 8.48% Senior Notes to 7.58%. For 1994, the net interest rate effect of the swap arrangements totaled 2.2% effectively reducing the interest rate to 7.39%. Additionally, the Corporation has entered into an interest rate swap agreement to convert fixed U.S. dollar lease payments to variable rates based on LIBOR through April 8, 1997. At December 31, 1995, the notional amount of the swap agreement was approximately $35.8 million and would cost $0.2 million to liquidate.


METHANOL PRICES - The Corporation entered into a methanol hedging agreement (the Methanol Hedging Agreement) effective October 1994. Pursuant to the agreement, the Corporation received $4 million in cash and agreed to make payments to the extent that average methanol prices exceed the sum of $0.65 per gallon plus
0.113 times the average spot price index in cents per MMBtu for natural gas during the periods October 20, 1994 to December 31, 1995, calendar year 1996, and calendar year 1997. The amount due, if any, is dependent upon average methanol and natural gas prices during each of the periods. Payments are due five days after the end of each period. The quantities subject to the agreement for each of these periods are 155.5 million, 140 million and 130 million gallons, respectively. The Corporation's methanol production facilities have a production capacity of 320 million gallons of methanol per year.

                                                                    CONFIDENTIAL
                                                                              37

The $4 million received pursuant to the Methanol Hedging Agreement is being recognized as income over the term of the agreement. No amounts have been paid or are presently accrued under the terms of the agreement. The estimated fair value of the agreement, representing the amount that the Corporation would expect to pay at December 31, 1995 to liquidate the agreement for its remaining term, is less than $1 million.

                                                                    CONFIDENTIAL
                                                                              38

13. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

The following table presents the carrying amounts and estimated fair values of the Corporation's financial instruments at December 31, 1995 and 1994. SFAS 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                             1995                  1994
----------------------------------------------------------------------------------
                                       Carrying   Fair       Carrying   Fair
(in millions)                          Amount     Value      Amount     Value
----------------------------------------------------------------------------------
Financial Assets
  Cash and short-term investments      $ 138.7    $ 138.7    $ 158.4    $ 158.4
  Receivables                            178.7      178.7      157.0      157.0
  Equity and other investments            15.4       17.7       14.2       16.6
  Other assets                             9.0        9.6       16.0       16.2
Financial Liabilities
  Long-term debt                        (411.6)    (444.8)    (558.3)    (555.4)
==================================================================================

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

Long-term debt: The fair value of the Corporation's long-term debt is estimated based on the quoted market price of these or similar issues or by discounting expected cash flows at the rates currently offered to the Corporation for debt of the same remaining maturities.

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

FINANCIAL INSTRUMENTS - At December 31, 1995, the Corporation had letters of credit outstanding totaling $29.5 million, guaranteeing various insurance and financing activities. Short-term investments of $8.9 million and $9.6 million at December 31, 1995 and 1994, respectively, are restricted to collateralize certain of the letters of credit.

                                                                    CONFIDENTIAL
                                                                              39

14. STOCKHOLDERS' EQUITY

The Corporation allocates $1.00 per share upon the issuance of Common Shares to the Common Share capital account.

In 1995, the Corporation issued 54,400 restricted shares and 38,400 shares were canceled under the 1992 Stock Incentive Plan (the 1992 Plan). No restricted shares vested during 1995. At December 31, 1995, 388,000 of the issued unvested shares remain outstanding. Under terms of the issuance, vesting of stock granted is contingent upon the attainment, prior to February 2001, of pre-established market price objectives for the Corporation's shares. During 1994, 229,218 shares issued under the 1992 Plan were vested with plan participants and 139,282 shares were canceled. In 1994, the Corporation issued an additional 372,000 restricted Common Shares under the 1992 Plan to certain key employees of the Corporation. In 1991, the Corporation issued 33,300 restricted Common Shares under its 1987 Stock Incentive Plan. The agreement restricts the shares to vesting in equal annual installments over five years. The shares issued are entitled to normal voting rights and earn dividends as declared during the performance periods. Compensation expenses are accrued on ratable bases through the performance periods.

On July 6, 1993, the outstanding HBMS Special Exchangeable Non-Voting Shares (HBMS Special Shares) were each automatically exchanged for one Common Share of the Corporation. The Corporation has authorized 16,500,000 Trust Shares for issuance and none are outstanding at December 31, 1995.

A summary of changes in the Corporation's outstanding capital stock follows:

                                    Common    Trust    Total
(in thousands)                      Shares   Shares   Shares
--------------------------------------------------------------
December 31, 1992                   65,346    4,010   69,356
 Exchange of HBMS Special Shares     4,010   (4,010)     ---
 Exercise of stock options             213      ---      213
 Repurchase of shares                 (107)     ---     (107)
 Stock Incentive Plan                   (7)     ---       (7)
--------------------------------------------------------------
December 31, 1993                   69,455      ---   69,455
 Issuance of Common Shares           9,700      ---    9,700
 Exercise of stock options             847      ---      847
 Convertible debt redemption           731      ---      731
 Stock Incentive Plan                  232      ---      232
--------------------------------------------------------------
December 31, 1994                   80,965      ---   80,965
 Exercise of stock options             192      ---      192
 Stock Incentive Plan                   16      ---       16
--------------------------------------------------------------
December 31, 1995                   81,173      ---   81,173
==============================================================

At December 31, 1995, 2.6 million Common Shares were reserved for issuance upon award of restricted shares and exercise of employee stock options.

In September 1995, the Corporation transferred its Port Neal facility (including improvements then in progress) and $1.3 million in cash to Port Neal Holdings Corp. (PNH) and issued, to unrelated third parties, $25 million of non-convertible preferred stock. As a result, the Corporation indirectly owns 100% of the common stock of PNH (representing 75% of the voting rights of PNH). PNH was structured to finance and complete the construction of the Port Neal facility through its wholly owned subsidiary, Port Neal Corporation (PNC). The preferred stock represents 25% of the voting rights of PNH and accrues dividends at a floating rate commensurate with market interest rates. The Corporation accounts for the preferred stock as a minority

                                                                    CONFIDENTIAL
                                                                              40

interest. Various agreements between the Corporation and certain subsidiaries were entered into with PNH and/or PNC including intercompany debt obligations and lease arrangements.

                                                                    CONFIDENTIAL
                                                                              41

15. STOCK OPTIONS

The Corporation's 1992 Stock Incentive Plan authorized granting key employees options to purchase Common Shares at not less than fair market value on the date of grant and also authorizes the award of performance units and restricted shares. The Corporation's 1983 Stock Option Plan and 1987 Stock Incentive Plan authorized granting key employees similar options to purchase Common Shares. No further options may be granted under the 1983 and 1987 Plans. Awards to a maximum of 2.5 million Common Shares may be granted under the 1992 Plan.
Options generally may not be exercised prior to one year or more than ten years from the date of grant. At December 31, 1995, 1,226,982 Common Shares were available for grant under the 1992 Plan. A summary of activity under the 1992, 1987 and 1983 Plans follows:


                                     Shares                Price Range
(in thousands)                    Under Option              Per Share
--------------------------------------------------------------------------
Balance at December 31, 1992         2,583              $ 3.38 to $13.11
  Granted                               41                          5.00
  Expired/terminated                   266                4.13 to  13.11
  Exercised                            213                3.38 to   6.75
--------------------------------------------------------------------------
Balance at December 31, 1993         2,145              $ 3.38 to $11.38
  Granted                              289                         10.50
  Expired/terminated                    54                3.38 to  11.38
  Exercised                            847                3.38 to   9.63
--------------------------------------------------------------------------
Balance at December 31, 1994         1,533              $ 3.38 to $10.50
  Granted                                9               12.75 to  13.13
  Exercised                            192                3.38 to   9.63
--------------------------------------------------------------------------
Balance at December 31, 1995         1,350              $ 3.38 to $13.13
==========================================================================

The number of options exercisable at December 31 for each of the past three years follows:

                                                           Price Range
(in thousands)                      Options                 Per Share
--------------------------------------------------------------------------
 1993                                1,777              $ 3.38 to $11.38
 1994                                1,244                3.38 to   9.63
 1995                                1,052                3.38 to   9.63
==========================================================================

                                                                    CONFIDENTIAL
                                                                              42


16. RETIREMENT PLANS

The Corporation and its subsidiaries maintain non-contributory pension plans that cover substantially all salaried and hourly employees. Benefits are based on a final pay formula for the salaried plans and a flat benefit formula for the hourly plans. The plans' assets consist principally of equity securities and corporate and government debt securities. The Corporation and its subsidiaries also have certain non-qualified pension plans covering executives, which are unfunded. The Corporation accrues pension costs based upon annual independent actuarial valuations for each plan and funds these costs in accordance with statutory requirements. The components of net periodic pension expense were as follows:


(in thousands)                                  1995       1994       1993
------------------------------------------------------------------------------
Current service cost                         $  4,120    $ 3,248    $ 2,627
Interest on projected benefit obligation        4,746      3,971      3,539
Actual loss (return) on assets                (12,763)       361     (4,629)
Net amortization and other                      8,080     (4,764)       853
------------------------------------------------------------------------------
Pension expense                              $  4,183    $ 2,816    $ 2,390
==============================================================================

Net periodic pension expense for 1994 includes components of expense for the former AMCI plan for the period from acquisition through December 31, 1994.

The following table reconciles the plans' funded status to amounts included in the Consolidated Statements of Financial Position at December 31:


(in thousands)                                               1995                               1994
-----------------------------------------------------------------------------------------------------------------------
                                                                    Plans with                         Plans with
                                                   Plans with       accumulated       Plans with       accumulated
                                                assets in excess    benefits in    assets in excess    benefits in
                                                 of accumulated      excess of      of accumulated      excess of
                                                    benefits        plan assets        benefits        plan assets
-----------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligations                       $ (46,543)        $ (2,496)        $ (35,301)         $ (1,780)
  Accumulated benefit obligations                  $ (50,778)        $ (2,718)        $ (39,084)         $ (1,933)
  Projected benefit obligations                    $ (70,658)        $ (3,160)        $ (53,344)         $ (2,257)
Plan assets at fair value                             60,460              ---            48,312               ---
-----------------------------------------------------------------------------------------------------------------------
Funded status                                        (10,198)          (3,160)           (5,032)           (2,257)
Unrecognized net experience loss (gain)               (2,737)             526              (219)             (333)
Unrecognized prior service cost                          205              311               254               347
Unrecognized net transition (asset) obligation         1,744              372            (3,103)              586
Additional minimum liability                             ---             (767)              ---              (276)
-----------------------------------------------------------------------------------------------------------------------
Pension liability included in the Consolidated
 Statements of Financial Position                  $ (10,986)        $ (2,718)         $ (8,100)         $ (1,933)
=======================================================================================================================

The assumptions used to determine the actuarial present value of benefit obligations and pension expense during each of the years in the three-year period ended December 31, 1995 were as follows:


                                             1995     1994    1993
---------------------------------------------------------------------
Weighted average discount rate               7.25%    8.5%    7.5%
Long-term per annum compensation increase    5.0%     5.0%    5.0%
Long-term return on plan assets              9.5%     9.5%    9.5%
=====================================================================

                                                                    CONFIDENTIAL
                                                                              43

The Corporation also sponsors a qualifying savings plan covering most full-time employees. Contributions made by participating employees are matched based on a specified percentage of employee contributions to 6% of the employees' pay base. The cost of the Corporation's matching contribution to the savings plan totaled $3.7 million in 1995, $1.9 million in 1994 and $1.4 million in 1993.

                                                                    CONFIDENTIAL
                                                                              44

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

The following table indicates the components of the post-retirement medical benefits obligation included in the Corporation's Consolidated Statements of Financial Position at December 31:


(in thousands)                                               1995         1994
-----------------------------------------------------------------------------------
Accumulated post-retirement medical benefit obligation:
  Retirees                                                 $ (2,713)    $ (2,133)
  Fully eligible active plan participants                    (2,140)      (1,615)
  Other active participants                                  (6,617)      (4,430)
-----------------------------------------------------------------------------------
  Funded status                                             (11,470)      (8,178)
  Unrecognized net loss                                        (141)      (2,071)
  Unrecognized prior service benefit                         (1,784)      (1,912)
-----------------------------------------------------------------------------------
Accrued post-retirement benefit cost                       $(13,395)    $(12,161)
===================================================================================

Net periodic post-retirement medical benefit cost consisted of the following components:


(in thousands)                                          1995      1994      1993
-----------------------------------------------------------------------------------
Service cost of benefits earned                       $   521   $   534   $   526
Interest cost on accumulated post-retirement
 medical benefit obligation                               730       624       614
Net amortization and other                               (193)     (127)     (127)
-----------------------------------------------------------------------------------
Net periodic post-retirement medical benefit cost     $ 1,058   $ 1,031   $ 1,013
===================================================================================

The Corporation limits its future obligation for post-retirement medical benefits by capping at 5% the annual rate of increase in the cost of claims it assumes under the plan. The weighted average discount rate used in determining the accumulated post-retirement medical benefit obligation is 7.25% in 1995, 8.5% in 1994 and 7.5% in 1993.

                                                                    CONFIDENTIAL
                                                                              45

18. OTHER INCOME, NET

Other income consisted of the following:


(in thousands)                              1995        1994        1993
-----------------------------------------------------------------------------
Fertilizer service revenue                $ 25,132    $ 17,294    $ 13,531
Service charge income                        8,178       6,008       3,930
Other, including business interruption      42,989       9,146       8,030
-----------------------------------------------------------------------------
Total                                     $ 76,299    $ 32,448    $ 25,491
=============================================================================

                                                                    CONFIDENTIAL
                                                                              46

19. INCOME TAXES

Components of the income tax provision (benefit) applicable to operations are as follows:


(in thousands)                    1995        1994       1993
-----------------------------------------------------------------
Current:
  Federal                      $  45,938   $  9,925   $  4,884
  Foreign                         12,285      2,416      3,750
  State                            9,416      4,291      4,709
-----------------------------------------------------------------
                                  67,639     16,632     13,343
-----------------------------------------------------------------
Deferred:
  Federal                         42,673     15,197     (4,126)
  Foreign                          3,568      2,533        451
  State                            1,620       (662)      (368)
-----------------------------------------------------------------
                                  47,861     17,068     (4,043)
-----------------------------------------------------------------
Total income tax provision     $ 115,500   $ 33,700   $  9,300
=================================================================

The income tax provision differs from the federal statutory provision for the following reasons:


(in thousands)                            1995        1994       1993
---------------------------------------------------------------------------
Income from operations before taxes:
  U.S.                                  $ 237,892   $ 75,842   $ 19,046
  Canada                                   41,490     14,103     13,099
---------------------------------------------------------------------------
                                        $ 279,382   $ 89,945   $ 32,145
===========================================================================
Statutory income tax:
  U.S.                                  $  83,262   $ 26,545   $  6,666
  Canada                                   15,891      5,359      4,978
---------------------------------------------------------------------------
                                           99,153     31,904     11,644

Non-deductible expenses, primarily
 goodwill                                   6,020        650        698
State and local income taxes                8,345      2,545      3,061
Benefit of loss carryforwards              (1,183)      (613)    (4,494)
Change in federal tax rates                   ---        ---     (1,233)
Undistributed equity earnings                (470)      (430)      (865)
Other                                       3,635       (356)       489
---------------------------------------------------------------------------
Income tax provision                    $ 115,500   $ 33,700   $  9,300
===========================================================================


Current deferred tax assets totaled $23.8 million and $44.0 million at December 31, 1995 and 1994, respectively, while deferred tax liabilities totaled $111.9 million and $84.2 million at December 31, 1995 and 1994, respectively. Undistributed earnings of the Canadian subsidiary, considered permanently invested, for which deferred income taxes have not been provided, were $44.0 million at December 31, 1995. The tax

                                                                    CONFIDENTIAL
                                                                              47

effect of net operating loss (NOL) and tax credit carryforwards and significant temporary differences between reported and taxable earnings that gave rise to net deferred tax (liabilities) assets were as follows:


(in thousands)                                        1995        1994
----------------------------------------------------------------------------
 NOL, capital loss and tax credit carryforwards    $  21,807   $  41,402
 Discontinued business costs                           7,832       5,792
 Unfunded employee benefits                           17,376      10,130
 Accrued liabilities                                     (66)     10,497
 Inventory valuation                                   3,157       4,899
 Account receivable allowances                         3,765       3,091
 Investments in partnership                          (29,536)    (20,805)
 Depreciation                                       (103,247)    (93,957)
 Valuation allowance                                  (4,022)     (2,170)
 Other                                                (5,168)        867
----------------------------------------------------------------------------
                                                   $ (88,102)  $ (40,254)
============================================================================

Remaining unutilized NOL carryforwards were approximately $12.5 million and $4.8 million at December 31, 1995 and 1994, respectively. NOL carryforwards that have not been utilized expire in 2005. Alternative minimum tax (AMT) credits were $13.4 million and $36.7 million at December 31, 1995 and 1994, respectively. AMT credits have an indefinite life. The Corporation's capital loss carryforwards totaled $11.5 million and $6.2 million at December 31, 1995 and 1994, respectively. Capital loss carryforwards that are not utilized will expire in 1997. A valuation allowance is provided since the realization of tax benefits of capital loss carryforwards is not assured.

Components of income tax provision (benefit) included in net income other than from continuing operations are as follows:


(in thousands)             1995            1994          1993
-----------------------------------------------------------------
Current:
  Federal               $ (2,392)       $ (1,647)       $  ---
  State                     (107)            (44)          ---
-----------------------------------------------------------------
                          (2,499)         (1,691)          ---
-----------------------------------------------------------------
Deferred:
  Federal                    ---           1,816           ---
  State                      ---             331           ---
-----------------------------------------------------------------
                             ---           2,147           ---
-----------------------------------------------------------------
                        $ (2,499)       $    456        $  ---
=================================================================

Current tax benefits in 1995 and 1994 result from losses on early retirement or refinancing of long-term debt. Deferred income taxes in 1994 are provided for the net cumulative effect of changes in accounting principles.

                                                                    CONFIDENTIAL
                                                                              48

20. INDUSTRY SEGMENT DATA

The Corporation operates in three principal industry segments - Distribution, Nitrogen Products and Methanol. The Distribution segment sells crop inputs - fertilizer, crop protection products, seed and services - through its farm service center network. These inputs include both Terra's own brands and vendor products from virtually all other agricultural chemical and seed suppliers. Terra has the largest company-operated farm service center network in North America. The Nitrogen Products business produces and distributes ammonia, urea, urea ammonium nitrate solution, and urea feed which are used by farmers to provide crops with nitrogen, an essential nutrient for plant growth and as a feed additive for livestock. The Methanol business manufactures and distributes methanol, which is principally used as a raw material in the production of a variety of chemical derivatives and in the production of methyl tertiary butyl ether (MTBE), an oxygenate and an octane enhancer for gasoline. Segment revenues and costs for Distribution, Nitrogen Products and Methanol include inter-segment transactions. Included in Other are eliminations of inter-segment sales and unallocated portions of the business. The following summarizes additional information about the Corporation's industry segments:

                                                   Nitrogen
(in thousands)                       Distribution  Products   Methanol      Other        Total
----------------------------------------------------------------------------------------------------
1995
  Sales                              $ 1,495,166   $ 635,126  $ 194,565   $ (32,684)  $ 2,292,173
  Operating earnings                      41,207     263,787     77,138      (4,430)      377,702
  Identifiable assets                    564,243     984,363    225,034      94,218     1,867,858
  Depreciation and amortization           12,245      32,518     16,636       4,676        66,075
  Capital expenditures                    14,347     150,687     10,329       1,766       177,129
----------------------------------------------------------------------------------------------------
1994
  Sales                              $ 1,318,416   $ 296,557  $  70,274   $ (19,300)  $ 1,665,947
  Operating earnings                      33,784      48,369     42,679      (9,537)      115,295
  Identifiable assets                    502,921     713,209    347,147     124,693     1,687,970
  Depreciation and amortization            9,497       9,575      4,263       3,883        27,218
  Capital expenditures                    16,374       6,086      8,732          21        31,213
----------------------------------------------------------------------------------------------------
1993
  Sales                              $ 1,019,438   $ 228,910  $     ---   $ (10,347)  $ 1,238,001
  Operating earnings                      16,903      28,654        ---      (3,729)       41,828
  Identifiable assets                    379,268      91,887        ---     163,327       634,482
  Depreciation and amortization            6,427       5,139        ---       3,904        15,470
  Capital expenditures                     9,818       2,349      6,903       2,550        21,620
====================================================================================================

                                                                    CONFIDENTIAL
                                                                              49


21. AGREEMENTS OF LIMITED PARTNERSHIP

In accordance with the Agreement of Limited Partnership of TNCLP, quarterly distributions to Unitholders and the General Partner are made in an amount equal to 100% of its Available Cash, as defined, unless Available Cash is required to fund a reserve amount. TNCLP must fund and maintain a reserve of $18.5 million to support Minimum Quarterly Distributions on the Senior Preference Units (the Reserve Amount). Such Reserve Amount was fully funded at December 31, 1995.

During the period which commenced December 4, 1991, and not ending prior to December 31, 1996 (the Preference Period), Senior Preference Units (SPUs) and Common Units participate equally in distributions after each class of units has received its Minimum Quarterly Distribution, subject to the General Partner's right to receive cash distributions.

The General Partner receives a combined minimum 2% of total cash distributions, and as an incentive, the General Partner's participation increases if cash distributions exceed specified target levels. During the Preference Period, distributions are subject to the rights of SPUs to receive the Minimum Quarterly Distribution of $0.605 per unit plus any arrearages, before any other distributions. After such amounts have been paid, the Reserve Amount must be funded before distributions to Common Unitholders.

On December 31, 1995 all Junior Preference Units were converted to SPUs. After the Preference Period the Senior Units will still be entitled to the Minimum Quarterly Distribution, but will not participate with the Common Units in any distributions above the Minimum Quarterly Distribution.

For a 90-day period after the end of the Preference Period, the holders of SPUs will have the right, subject to fulfillment of certain stock exchange listing requirements, to convert their SPUs into fully participating Common Units.

                                                                    CONFIDENTIAL
                                                                              50

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

The Audit Committee of the Board of Directors is responsible for the review of the internal audit function, the financial statements and reporting practices of the Corporation. The Audit Committee meets periodically with management, internal auditors and the independent accountants. The independent accountants and internal auditors have access to the Audit Committee and, without management present, have the opportunity to discuss the adequacy of internal accounting controls and to review the quality of financial reporting.

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




Burton M. Joyce             Francis G. Meyer            Robert E. Thompson
President and               Chief Financial Officer     Chief Accounting Officer
 Chief Executive Officer

                                                                    CONFIDENTIAL
                                                                              51


INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Terra Industries Inc.



We have audited the accompanying consolidated statements of financial position of Terra Industries Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Terra Industries Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 3 to the financial statements, the Corporation changed its method of accounting for major maintenance turnarounds and post-employment benefits effective January 1, 1994.



DELOITTE & TOUCHE LLP
Omaha, Nebraska

February 2, 1996

                                                                    CONFIDENTIAL
                                                                              52


QUARTERLY PRODUCTION DATA (unaudited)
-------------------------------------------------------------------------------

                             Quarter   Quarter   Quarter  Quarter   Year
                             Ended     Ended     Ended    Ended     Ended
                             March 31  June 30   Sept. 30 Dec. 31   Dec. 31
-------------------------------------------------------------------------------
1995 Net Production (tons):
  Anhydrous ammonia           262,210  274,377   247,117  257,026  1,040,730
  Nitrogen solutions          662,508  659,044   596,833  696,272  2,614,657
  Urea                        154,140  140,554   154,745  110,594    560,033
  Methanol (million gallons)     75.1     58.7      81.4     83.7      298.9
1994 Net Production (tons):
  Anhydrous ammonia           205,426  184,397   137,503  253,286    780,612
  Nitrogen solutions          243,628  221,039   211,012  619,512  1,295,191
  Urea                         55,268   50,493    42,487  149,628    297,876
  Methanol (million gallons)      ---      6.4       5.6     69.2       81.2
===============================================================================

                                                                    CONFIDENTIAL
                                                                              53


QUARTERLY FINANCIAL AND STOCK MARKET DATA (unaudited)
---------------------------------------------------------------------------------------------

(in thousands, except
per-share data and stock prices)             March 31,     June 30,   Sept. 30,   Dec. 31,
---------------------------------------------------------------------------------------------
1995
 Total revenues                              $ 443,340   $ 1,003,669  $ 492,265  $ 352,899
 Gross profit                                $ 139,059   $   245,841  $ 135,122  $ 115,081
 Income before extraordinary items           $  32,953   $    85,065  $  29,235  $  16,629
 Net income                                  $  32,953   $    85,065  $  24,897  $  16,629
Per Share:
 Income before extraordinary items           $    0.41   $      1.05  $    0.36  $    0.20
 Net income                                  $    0.41   $      1.05  $    0.31  $    0.20
 Dividends                                   $    0.02   $      0.02  $    0.03  $    0.03
Common Share price:
 High                                        $   13.38   $     12.38  $   14.88  $   14.25
 Low                                         $    9.75   $      9.75  $   12.00  $   11.75
=============================================================================================
1994
 Total revenues                              $ 259,504   $   818,252  $ 287,905  $ 300,286
 Gross profit                                $  36,351   $   141,106  $  46,937  $ 104,491
 Income (loss) before extraordinary items    $  (6,285)  $    47,902  $     699  $  13,929
 Net income (loss)                           $  (5,523)  $    47,902  $     699  $  13,483
Per Share:
 Income (loss) before extraordinary items    $   (0.09)  $      0.68  $    0.01  $    0.18
 Net income (loss)                           $   (0.08)  $      0.68  $    0.01  $    0.17
 Dividends                                   $    0.02   $      0.02  $    0.02  $    0.02
Common Share price:
 High                                        $    8.75   $      8.25  $   13.13  $   13.00
 Low                                         $    6.25   $      6.63  $    5.88  $    8.75
=============================================================================================

                                                                    CONFIDENTIAL
                                                                              54


REVENUES
-------------------------------------------------------------------------------

(in thousands)                          1995           1994           1993
-------------------------------------------------------------------------------
  Manufactured nitrogen products    $   635,126    $   296,557    $   228,910
  Methanol                              194,565         70,274            ---
  Resale fertilizer                     360,725        307,400        257,585
  Crop protection products              956,727        859,151        660,616
  Seed                                   78,588         71,355         50,599
  Other                                  66,442         61,210         40,291
-------------------------------------------------------------------------------
  Total                             $ 2,292,173    $ 1,665,947    $ 1,238,001
===============================================================================

                                                                    CONFIDENTIAL
                                                                              55


VOLUMES & PRICES (unaudited)
----------------------------------------------------------------------------
                                         1995            1994 Pro Forma
----------------------------------------------------------------------------
                                   Sales    Realized    Sales    Realized
(quantities in thousands)         Volumes  Price/unit  Volumes  Price/unit
----------------------------------------------------------------------------
Ammonia(1) (tons)                   1,089    $  195      1,223    $  162
UAN(1) (tons)                       2,667        95      2,857        79
Urea(1) (tons)                        640       189        671       153
Other nitrogen products (tons)        102       138         99       120
Methanol (gallons)                316,022      0.62    300,843      0.82
============================================================================

(1) 1995 sales volumes exclude Port Neal production

                                                                    CONFIDENTIAL
                                                                              56

STOCKHOLDERS AND DIVIDENDS
--------------------------------------------------------------------------------

The Corporation's Common Shares are traded principally on the New York Stock Exchange. At January 31, 1996, 81 million Common Shares were outstanding and held by 4,998 stockholders.

                                                                    CONFIDENTIAL
                                                                              57



FINANCIAL SUMMARY
--------------------------------------------------------------------------------------------------

(in thousands, except
per-share and employee data)    1995          1994          1993          1992          1991
--------------------------------------------------------------------------------------------------
FINANCIAL POSITION
  Working capital            $   307,873   $   273,941   $   231,287   $   215,817   $   156,587
  Total assets               $ 1,867,858   $ 1,687,970   $   634,482   $   580,192   $   517,162
  Long-term debt             $   411,573   $   558,256   $   121,384   $   133,679   $   114,805
  Stockholders' equity       $   571,583   $   418,429   $   242,980   $   221,476   $   190,296
RESULTS OF OPERATIONS
  Revenues                   $ 2,292,173   $ 1,665,947   $ 1,238,001   $ 1,082,191   $ 1,022,597
  Costs and expenses          (1,914,471)   (1,550,652)   (1,196,173)   (1,056,472)     (996,928)
  Interest income                 13,811         5,541         3,261         3,084         1,789
  Interest expense               (64,897)      (22,082)      (12,944)      (10,617)      (14,352)
  Minority interest              (47,234)       (8,809)          ---           ---           ---
  Income tax
   (provision) benefit          (115,500)      (33,700)       (9,300)       (7,757)       (1,073)
--------------------------------------------------------------------------------------------------
  Income (loss) from
   continuing operations         163,882        56,245        22,845        10,429        12,033
  Discontinued operations            ---           ---           ---        (1,665)     (168,808)
  Extraordinary items             (4,338)       (3,060)          ---           ---         5,115
  Cumulative effect of
   accounting changes                ---         3,376           ---        22,265           ---
--------------------------------------------------------------------------------------------------
  Net income (loss)          $   159,544   $    56,561   $    22,845   $    31,029   $  (151,660)
==================================================================================================
EARNINGS (LOSS) PER SHARE:
  Continuing operations      $      2.01   $      0.77   $      0.33   $      0.15   $      0.18
  Discontinued operations            ---           ---           ---         (0.02)        (2.51)
  Extraordinary (loss)
   gain on early retirement
   of debt                         (0.05)        (0.04)          ---           ---          0.07
  Cumulative effect of
   accounting changes                ---          0.05           ---          0.32           ---
--------------------------------------------------------------------------------------------------
Total                        $      1.96   $      0.78   $      0.33   $      0.45   $     (2.26)
==================================================================================================
DIVIDENDS PER SHARE          $      0.10   $      0.08   $      0.02   $       ---   $       ---
==================================================================================================
CAPITAL EXPENDITURES
  Continuing operations      $   177,129   $    31,213   $    21,620   $     17,620  $    12,728
  Discontinued operations            ---           ---           ---          2,231        8,432
--------------------------------------------------------------------------------------------------
Total                        $   177,129   $    31,213   $    21,620   $     19,851  $    21,160
==================================================================================================
Permanent employees
 at end of period                  3,415         3,210         2,570          2,020        2,000
==================================================================================================

Amounts have been restated as appropriate to reflect continuing operations.