Form 10-K405, Exhibit 13
period 1996-12-31
TERRA INDUSTRIES INC
filed 1997-03-14
CIK 722079

                                                                      Exhibit 13



                    TERRA INDUSTRIES INC.
                     1996 ANNUAL REPORT
                      FINANCIAL SECTION



                    FINANCIAL TABLE OF CONTENTS

                    Financial Review
                    Consolidated Statements of Financial Position
                    Consolidated Statements of Income
                    Consolidated Statements of Cash Flows
                    Consolidated Statements of Changes in Stockholders' Equity Notes to the Consolidated Financial Statements Responsibility for Financial Statements
                    Independent Auditors' Report
                    Quarterly Production Data
                    Quarterly Financial and Stock Market Data
                    Revenues
                    Volumes and Prices
                    Stockholders
                    Financial Summary

                                                                     CONFIDENTAL
                                                                               2



Financial Review

Consolidated Results

Net income for 1996 amounted to $134.0 million compared with $159.5 million in 1995 and $56.6 million in 1994 with per share earnings of $1.72, $1.96 and $0.78, respectively. Revenues increased to $2.32 billion in 1996 from $2.29 billion in 1995 and $1.67 billion in 1994.

In 1996, income taxes were reduced $18 million as a result of a transaction with a Canadian subsidiary of Minorco, the Corporation's majority shareholder. The Corporation purchased $32 million of tax benefits at a cost of $14 million. Net income in 1995 and 1994 was reduced by $4.3 million and $3.1 million, or $0.05 and $0.04 per share, respectively, due to the write-off of deferred financing fees in connection with the early retirement of debt. Additionally, 1994 results included a net gain of $3.4 million, or $0.05 per share, to recognize the cumulative effect of a change in the method of accounting for major maintenance costs and adoption of Statement of Financial Accounting Standards (SFAS) 112, "Employers' Accounting for Post-Employment Benefits."

Financial Comparability and Overview

The Corporation's improved earnings in 1996 and 1995 compared to 1994 reflect internal growth and acquisitions which have increased its manufacturing and distribution capabilities. The following acquisitions are included in operating results:

On October 20, 1994, the Corporation acquired the stock of Agricultural Minerals and Chemicals Inc. (AMCI), for $506 million in cash. Through the AMCI acquisition and subsequent open market purchases, the Corporation, including its interest as the general partner, has an approximate 65% ownership interest in ammonia production and upgrading facilities located in Verdigris, Oklahoma and Blytheville, Arkansas. The acquisition also included a wholly owned methanol production facility located in Beaumont, Texas.

On September 15, 1994, the Corporation acquired an approximate 34% interest in Royster-Clark, Inc. for $12 million in cash. Royster-Clark is a 104-location distributor of crop production products in the mid-Atlantic region with annual sales of approximately $200 million.

In addition, the Corporation continues to add distribution locations each year through acquisition of numerous distributors in its marketing area.

                                                                     CONFIDENTAL
                                                                               3



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

Prices for nitrogen products are influenced by the world supply and demand balance for ammonia and nitrogen-based products. Long-term demand is affected by population growth and rising living standards that determine food consumption. Supply is affected by worldwide capacity and the availability of nitrogen product exports from major producing regions such as the former Soviet Union, the Middle East and South America. Due to several years of favorable economics in the industry, capacity additions in the form of new and expanded production facilities have been undertaken. Consequently, new nitrogen fertilizer suppliers are anticipated to come on-stream during the next few years. If increasing demand is insufficient to absorb new supplies, profit margins would be under pressure.

Methanol is used as a raw material in the production of formaldehyde, methyl tertiary butyl ether (MTBE), acetic acid and numerous other chemical derivatives. The price of methanol is highly influenced by the supply and demand for each of these secondary markets, in particular MTBE, an oxygenate used in reformulated gasoline and an octane enhancer used in non-reformulated gasoline. Future demand for MTBE and methanol will depend on the degree to which Clean Air Act Amendments are implemented and enforced, potential legislation and the willingness of regulatory agencies to grant waivers.

Due to the higher quantities of crop production products per acre for corn and cotton compared with other major crops, changes in corn and cotton acreages have a more significant effect on the demand for the Corporation's products and services than changes in other crops. Passage of the 1996 Farm Bill (the Federal Agriculture Improvement and Reform Act of 1996) eliminates over the next seven years annual acreage set-asides and base acreage restrictions for most crops. This will provide farmers more freedom in making decisions regarding what crops are planted. Worldwide grain stocks remain at low levels. Planted acreage for corn is expected to increase

                                                                     CONFIDENTAL
                                                                               4


in 1997 to 82.1 million acres from 79.5 million acres in 1996. Planted cotton acreage in the U.S. is estimated to decline to 13.7 million acres from 14.7 million acres in 1996.

Weather can have a significant effect on the Corporation's operations. Weather conditions that delay or intermittently disrupt field work during the planting and growing season may result in fewer than normal crop production products being applied and/or shift plantings to crops with shorter growing seasons. Similar conditions following harvest may delay or eliminate opportunities to apply fertilizer in the fall. Weather can also have an adverse effect on crop yields, which lowers the income of growers and could impair their ability to pay for crop production products purchased from the Corporation and its dealer customers. During 1996 planting conditions were unfavorable in many areas of the U.S. causing a reduction in planted acres and use of certain crop production products.

Reliable sources for supply of crop production products at competitive prices are critical to the Distribution portion of the Corporation's business. The Corporation's sources for fertilizer, crop protection products and seed are typically manufacturers without the capability to distribute products to the North American grower. The Corporation has entered into purchase agreements which should ensure an adequate supply of products for its grower and dealer customers through 1997, with some major supplier agreements extending into 1999.

The principal raw material used to produce manufactured nitrogen products and methanol is natural gas. Natural gas costs comprise almost 45% of the total costs and expenses associated with nitrogen production and in excess of 50% of the total costs and expenses associated with methanol. The Corporation's natural gas procurement policy is to effectively fix or cap the price of approximately 40% to 80% of its natural gas requirements for a one-year period and up to 50% of its natural gas requirements for the subsequent two-year period through various supply contracts, financial derivatives and other forward pricing techniques. The Corporation believes that there is a sufficient supply to allow acceptable costs for the foreseeable future and has entered into firm contracts to minimize the risk of interruption or curtailment of natural gas supplies during the heating season.

The Corporation's Distribution business segment is highly seasonal with the majority of sales occurring during the second quarter in conjunction with spring planting activity. Due to the seasonality of the business and the relatively brief periods during which products can be used by customers, the Corporation builds inventories during the first quarter of the year in order to ensure timely product availability during the peak sales season. The Corporation's ability to purchase product at off-season prices and carry inventory until periods of peak demand generally contributes to higher margins. For its current level of sales, the Corporation requires lines of credit to

                                                                     CONFIDENTAL
                                                                               5


fund inventory increases and to support customer credit terms. The Corporation believes that its credit facilities are adequate for expected sales levels in 1997 and for the next several years.

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

Derivative Financial Instruments

The Corporation uses derivative financial instruments to manage risk in the areas of (a) foreign currency fluctuations, (b) changes in natural gas supply prices, (c) changes in interest rates and (d) the effect of methanol prices relative to natural gas prices. See Note 13 to the Consolidated Financial Statements for information on the use of derivative financial instruments.


Results of Operations

1996 Compared with 1995

Consolidated Results

The Corporation reported net income of $134.0 million, or $1.72 per share, on revenues of $2.32 billion for 1996 compared with net income of $159.5 million, or $1.96 per share, on revenues of $2.29 billion in 1995. The 1995 results included an extraordinary loss on early retirement of debt of $4.3 million, or $0.05 per share.

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

                                                                    CONFIDENTIAL
                                                                               6


Total revenues and operating income for years ended December 31, 1996 and 1995 were as follows:

(in thousands)                               1996            1995
------------------------------------------------------------------------
REVENUES:
Distribution                               $1,573,827      $1,495,166
Nitrogen Products                             654,486         635,126
Methanol                                      132,533         194,565
Other - net of intercompany eliminations      (44,360)        (32,684)
------------------------------------------------------------------------
                                           $2,316,486      $2,292,173
========================================================================
OPERATING INCOME:
Distribution                               $   25,268      $   41,207
Nitrogen Products                             255,263         263,787
Methanol                                       18,520          77,138
Other expense - net                            (3,870)         (4,430)
------------------------------------------------------------------------
                                              295,181         377,702
Interest expense - net                        (52,845)        (51,086)
Minority interest                             (44,485)        (47,234)
------------------------------------------------------------------------
Total from operations                      $  197,851      $  279,382
========================================================================

Distribution

Distribution revenues for the year ended December 31, 1996 increased 5.3% to $1.57 billion from the comparable 1995 period. New locations in 1996 contributed $69.0 million to the increase in revenues. Same store revenues did not significantly change in 1996 due to adverse weather conditions, change in mix of crops, lower insect pressure and the economic condition of some growers.

Operating income for the Distribution segment amounted to $25.3 million for 1996 in comparison with $41.2 million for 1995. Provisions for doubtful accounts increased $8.1 million in 1996 as a result of two consecutive years of drought conditions across Southern markets. Growth of the Distribution network to 393 locations from 382 in 1995 increased gross profits by $12.7 million but also increased selling expenses by $11.7 million. Expense increases resulting from an expanded sales force and additional equipment at existing locations to meet demands for services and products in the 1996 season exceeded increases to gross profits by approximately $8 million.

Nitrogen Products

Nitrogen Products revenues increased $19.4 million to $654.5 million for 1996 in comparison with 1995 due to greater sales volumes for ammonia and nitrogen solutions partly offset by lower sales volumes for urea and lower prices. Sales volumes increased as a result of the start-up of the Port Neal manufacturing plant which began producing ammonia in December 1995 and nitrogen solutions in May 1996.

                                                                    CONFIDENTIAL
                                                                               7

Nitrogen Products 1996 operating income of $255.3 million was $8.5 million less than 1995. Earnings attributable to the 1996 start-up of the Port Neal plant approximated 1995 business interruption proceeds. Price declines of $20.7 million were partially offset by natural gas cost savings of $18.3 million for 1996 compared with 1995. The use of financial derivatives to forward price natural gas costs more than offset an approximate 27% increase in the 1996 spot market price of natural gas compared with 1995. Non-recurring costs of $4.2 million were incurred in 1996 as a result of staff reductions at the Courtright manufacturing plant.

Methanol

Methanol revenues in 1996 and 1995 totaled $132.5 million and $194.6 million, respectively. Revenues declined in 1996 as the result of significantly lower selling prices. Prices fell almost one-third from $0.62 per gallon in 1995 to $0.42 per gallon in 1996.

Methanol operating income for 1996 was $18.5 million while 1995 operating income was $77.1 million. Lower selling prices reduced 1996 Methanol operating income but were partially offset by lower natural gas costs. Natural gas costs were lower as the use of financial derivatives to forward price a majority of the natural gas requirements more than offset an approximate 27% increase in the spot market price of natural gas for 1996 in comparison with 1995. The Corporation expects methanol prices to continue within their "normal" historical range of $0.30 to $0.60 per gallon.

Other Operating Expense - Net

Other operating expense was $3.9 million in 1996 compared with $4.4 million in 1995. Other expense includes expenses not directly related to individual business segments, including certain insurance coverages, corporate finance fees and other costs.

Interest Expense - Net

Net interest expense of $52.8 million in 1996 approximated 1995 amounts for the year ended December 31, 1996.

Minority Interest

Minority interest, representing primarily third party unitholder interest in the earnings of Terra Nitrogen Company, L.P. (TNCLP), totaled $44.5 million in 1996 compared with $47.2 million in 1995. Minority interest declined due primarily to the purchase of Senior Preference Units (SPUs) by the Corporation in the second and third quarters of 1995.

                                                                    CONFIDENTIAL
                                                                               8


Income Taxes

Income tax expense was recorded at an effective rate of 32.3% for the year ended December 31, 1996 compared with 41.3% in 1995. During 1996 the Corporation purchased tax benefits from a Canadian subsidiary of Minorco, resulting in a deferred tax asset for the Corporation which reduced the effective rate by 9.1%.

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

Total revenues and operating income for the years ended December 31, 1995 and 1994 were as follows:

                                             Pro Forma
                                                1994
(in thousands)               1995      (unaudited - see below)      1994
-------------------------------------------------------------------------------
REVENUES:
Distribution              $1,495,166           $1,318,416         $1,318,416
Nitrogen Products            635,126              539,152            296,557
Methanol                     194,565              246,404             70,274
Other - net                  (32,684)             (19,145)           (19,300)
-------------------------------------------------------------------------------
                          $2,292,173           $2,084,827         $1,665,947
===============================================================================
OPERATING INCOME:
Distribution              $   41,207           $   33,784         $   33,784
Nitrogen Products            263,787              111,961             48,369
Methanol                      77,138              129,888             42,679
Other expense - net           (4,430)              (9,466)            (9,537)
-------------------------------------------------------------------------------
                             377,702              266,167            115,295
Interest expense - net       (51,086)             (49,367)           (16,541)
Minority interest            (47,234)             (34,916)            (8,809)
-------------------------------------------------------------------------------
  Total from operations   $  279,382           $  181,884         $   89,945
===============================================================================

                                                                    CONFIDENTIAL
                                                                               9


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

Operating income for the Distribution business was $41.2 million in 1995 compared with $33.8 million in 1994. Overall gross profits increased by approximately $50 million. Increased sales volumes added approximately $30 million in gross profits while higher margin grower and Riverside brand sales accounted for the remainder. Selling, general and administrative expenses increased $42.6 million. An estimated 60%, or $25 million, of the expense increase relates to expansion of the Distribution business. The remaining increase of $17 million includes increased marketing and promotional spending, an increase in bad debt experience from 1994 and inflationary cost increases.

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

                                                                    CONFIDENTIAL
                                                                              10


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

                                                                    CONFIDENTIAL
                                                                              11



Minority Interest

Minority interest, representing third party unitholder interest in the earnings of TNCLP, increased to $47.2 million in 1995 compared with $8.8 million in 1994. The increase was due to the inclusion of a full year of operations of TNCLP in the Corporation's Consolidated Financial Statements and the effect of higher nitrogen prices on TNCLP's results.

Income Taxes

Income tax provision was recorded at an effective rate of 41.3% for 1995 compared with 37.5% for 1994. The increased rate results primarily from the amortization of goodwill from the AMCI acquisition which is not deductible for tax purposes.

Liquidity and Capital Resources

The Corporation's primary uses of funds will be to fund its working capital requirements, make payments on its indebtedness and other obligations, make quarterly distributions to minority interests, disburse quarterly dividends on Common Shares, make capital expenditures and acquisitions, and fund repurchases of its Common Shares. Its principal sources of funds will be cash flow from operations and borrowings under available credit facilities. The Corporation believes that cash from operations and available financing sources will be sufficient to meet anticipated cash requirements.

Cash provided by operations in 1996 was $201.8 million. The net amount received in 1996 from the sale of receivables (see Note 4 to the Consolidated Financial Statements) was included in cash flows from operating activities and amounted to $82 million. The decrease in receivables was partially offset by a $53.2 million increase in inventory due in part to a weaker than expected fall fertilizer season. The ratio of current assets to current liabilities decreased to 1.4 at December 31, 1996 from 1.7 at December 31, 1995. The Corporation has available a $355 million revolving credit facility for domestic working capital needs. As of December 31, 1996, $110.0 million was outstanding under this facility.

Cash used in investing activities in 1996 was $168.5 million. Construction costs for rebuilding the Port Neal facility amounted to $86.3 million and were partially offset by insurance advances of $26.7 million. The purchase of property, plant and equipment, excluding Port Neal, amounted to $99.3 million. Included in this amount was $55 million to exercise the purchase option under the Courtright, Ontario nitrogen manufacturing plant lease.

                                                                    CONFIDENTIAL
                                                                              12


Cash used for acquisitions, $16.2 million, represents amounts paid to acquire new locations for the Corporation's distribution network. The Port Neal nitrogen manufacturing plant became fully operational in 1996. Additionally, in order to increase nitrogen solution production, the Corporation began construction in the third quarter of 1996 on a $23 million nitric acid expansion project at Port Neal. The nitric acid expansion is expected to be completed by the end of 1997.

The Corporation has received $203 million in advances from its insurers ($26.7 million in 1996) related to the Port Neal casualty. The Corporation is in discussions with its insurers concerning additional proceeds to which the Corporation believes it should be entitled in connection with the insurance claim.

The Corporation expects other 1997 capital expenditures, exclusive of the acquisition of retail distribution locations, to approximate $67 million consisting of the expansion of existing service centers, routine replacement of equipment, and efficiency improvements at manufacturing facilities.

On April 30, 1996, the Board of Directors of the Corporation authorized the repurchase of up to 8.5 million Common Shares on the open market and through privately negotiated transactions over the ensuing fifteen months. As of December 31, 1996, the Corporation had repurchased 6.8 million shares for $91.8 million.

During 1996, the Corporation distributed $7.73 per unit, or $51.5 million, to minority Senior Preference Unitholders, paid a dividend rate of 8.0%, or $2.0 million, to minority preferred stock shareholders of Port Neal Holdings, and paid dividends of $0.15 per Common Share of the Corporation which totaled $11.6 million.

Cash generated from operations during 1997 is expected to be adequate to meet normal business requirements and service debt. Cash balances at December 31, 1996 were $100.7 million of which $5.4 million was used to collateralize letters of credit supporting recorded liabilities. The Corporation's bank facility contains certain restrictions which are described in Notes 9 and 11. Additionally, the public holders of TNCLP's SPUs representing a 35% interest in the Corporation's Blytheville, Arkansas and Verdigris, Oklahoma ammonia plants are entitled to receive a minimum quarterly distribution of $0.605 per unit, or $4.0 million, plus arrearages before any distribution to the Corporation's Common Units. At December 31, 1996 there were no distributions in arrears. The preference period for SPUs ended on December 31, 1996 and the SPUs can now be converted into Common Units. In addition, the SPUs can now be called by the general partner. See Note 22 for additional information.

                                                                    CONFIDENTIAL

                 Consolidated Statements of Financial Position

--------------------------------------------------------------------------------------------------------------------------
                                                                                                     At December 31,
--------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                                    1996            1995
--------------------------------------------------------------------------------------------------------------------------
Assets
 Cash and short-term investments                                                              $  100,742        $  138,707
 Accounts receivable, less allowance for doubtful
  accounts of $11,391 and $10,626                                                                 81,606           178,738
 Inventories                                                                                     422,938           367,272
 Other current assets                                                                            107,008            79,279
--------------------------------------------------------------------------------------------------------------------------
 Total current assets                                                                            712,294           763,996
--------------------------------------------------------------------------------------------------------------------------
 Equity and other investments                                                                     16,579            15,408
 Property, plant and equipment, net                                                              846,353           694,358
 Excess of cost over net assets of acquired businesses                                           291,645           308,414
 Deferred tax asset                                                                               15,311               ---
 Partnership distribution reserve fund                                                               ---            18,480
 Other assets                                                                                     87,183            67,202
--------------------------------------------------------------------------------------------------------------------------
 Total assets                                                                                 $1,969,365        $1,867,858
==========================================================================================================================
Liabilities
 Debt due within one year                                                                     $  118,937        $   30,425
 Accounts payable                                                                                198,273           203,400
 Accrued and other liabilities                                                                   207,927           222,298
--------------------------------------------------------------------------------------------------------------------------
 Total current liabilities                                                                       525,137           456,123
--------------------------------------------------------------------------------------------------------------------------
 Long-term debt                                                                                  404,707           407,162
 Deferred income taxes                                                                           134,523           111,871
 Other liabilities                                                                               125,013           138,218
 Minority interest                                                                               173,893           182,901
 Commitments and contingencies (Note 12)
--------------------------------------------------------------------------------------------------------------------------
 Total liabilities                                                                             1,363,273         1,296,275
--------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity
 Capital stock
   Common Shares, authorized 133,500 shares;
    75,010 and 81,173 shares outstanding                                                         127,614           133,970
 Paid-in capital                                                                                 550,850           631,195
 Cumulative translation adjustment                                                                (1,430)             (271)
 Accumulated deficit                                                                             (70,942)         (193,311)
--------------------------------------------------------------------------------------------------------------------------
 Total stockholders' equity                                                                      606,092           571,583
--------------------------------------------------------------------------------------------------------------------------
 Total liabilities and stockholders' equity                                                   $1,969,365        $1,867,858
==========================================================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                                                                     CONFIDENTAL

                       Consolidated Statements of Income

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Year ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per-share amounts)                                               1996               1995               1994
------------------------------------------------------------------------------------------------------------------------------------
Revenues
 Net sales                                                                          $2,264,509         $2,215,874        $1,633,499
 Other income, net                                                                      51,977             76,299            32,448
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     2,316,486          2,292,173         1,665,947
------------------------------------------------------------------------------------------------------------------------------------
Cost and Expenses
 Cost of sales                                                                       1,722,450          1,657,070         1,344,062
 Selling, general and administrative expense                                           300,897            259,295           207,333
 Equity in earnings of unconsolidated affiliates                                        (2,042)            (1,894)             (743)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     2,021,305          1,914,471         1,550,652
------------------------------------------------------------------------------------------------------------------------------------
 Income from operations                                                                295,181            377,702           115,295
 Interest income                                                                         7,102             13,811             5,541
 Interest expense                                                                      (59,947)           (64,897)          (22,082)
 Minority interest                                                                     (44,485)           (47,234)           (8,809)
------------------------------------------------------------------------------------------------------------------------------------
 Income before income taxes, extraordinary
  items and cumulative effect of accounting changes                                    197,851            279,382            89,945
 Income tax provision                                                                   63,900            115,500            33,700
------------------------------------------------------------------------------------------------------------------------------------
 Income before extraordinary items and
  cumulative effect of accounting changes                                              133,951            163,882            56,245
 Extraordinary loss on early retirement of debt                                            ---             (4,338)           (3,060)
 Cumulative effect of accounting changes                                                   ---                ---             3,376
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                           $ 133,951         $  159,544          $ 56,561
====================================================================================================================================
Weighted average number of shares outstanding                                           77,757             81,332            72,870
====================================================================================================================================
Income Per Share:
 Income before extraordinary items                                                   $    1.72         $     2.01          $   0.77
 Extraordinary loss on early retirement of debt                                            ---              (0.05)            (0.04)
 Cumulative effect of accounting changes                                                   ---               ---               0.05
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                            $   1.72         $     1.96          $   0.78
====================================================================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                                                                     CONFIDENTAL
                                                                              15

                     Consolidated Statements of Cash Flows

================================================================================
                                                         Year ended December 31,
--------------------------------------------------------------------------------
(in thousands)                                 1996        1995        1994
Operating Activities
Net income                                  $ 133,951   $ 159,544   $  56,561
Adjustments to reconcile net income to net
 cash provided by (used in) operating
 activities:
  Depreciation and amortization                83,210      66,075      27,218
  Deferred income taxes                        15,959      47,849      20,956
  Cumulative effect of accounting changes         ---         ---      (3,376)
  Minority interest in earnings                44,485      47,234       8,809
  Other non-cash items                         (3,059)      2,544      10,923
Change in current assets and liabilities,
 excluding working capital purchased:
  Accounts receivable                         100,359     (24,557)     19,615
  Inventories                                 (53,185)    (30,466)    (59,303)
  Other current assets                        (42,849)         46     (13,056)
  Accounts payable                             (8,291)     22,950      60,478
  Accrued and other liabilities               (27,952)     35,349      39,405
Unreimbursed Port Neal casualty               (26,498)    (68,748)        ---
Other                                         (14,291)    (14,699)        212
--------------------------------------------------------------------------------
Net Cash Provided by Operating Activities     201,839     243,121     168,442
--------------------------------------------------------------------------------
Investing Activities
  Port Neal plant construction                (86,323)   (133,106)        ---
  Insurance proceeds from plant casualty       26,675     127,557         ---
  Acquisitions, net of cash acquired          (16,181)    (22,326)   (373,722)
  Purchase of property, plant and equipment   (99,326)    (44,023)    (31,213)
  Purchase of minority interest - TNCLP           ---     (28,834)        ---
  Proceeds from asset sales                     5,798         ---         ---
  Other                                           861       5,670      (1,448)
--------------------------------------------------------------------------------
Net Cash Used In Investing Activities        (168,496)    (95,062)   (406,383)
--------------------------------------------------------------------------------
Financing Activities
  Net short-term borrowings                    90,318       4,906      13,795
  Proceeds from issuance of long-term debt        151     203,112     326,407
  Principal payments on long-term debt         (4,412)   (349,134)   (101,416)
  Debt issuance costs                             ---      (8,333)    (13,581)
  Stock (repurchase) issuance - net           (91,131)      1,187     117,666
  Distributions to minority interests         (53,493)    (36,750)     (5,040)
  Sale of minority interest in subsidiaries       ---      24,950         ---
  Dividends                                   (11,582)     (8,662)     (5,837)
--------------------------------------------------------------------------------
Net Cash (Used In) Provided by Financing
 Activities                                   (70,149)   (168,724)    331,994
--------------------------------------------------------------------------------
Foreign Exchange Effect on Cash and
 Short-Term Investments                        (1,159)        988        (771)
--------------------------------------------------------------------------------
(Decrease) Increase in Cash and Short-Term
 Investments                                  (37,965)    (19,677)     93,282
Cash and Short-Term Investments at
 Beginning of Year                            138,707     158,384      65,102
--------------------------------------------------------------------------------
Cash and Short-Term Investments at
 End of Year                                $ 100,742   $ 138,707   $ 158,384
================================================================================
Interest Paid                               $  58,706   $  77,800   $  16,500
================================================================================
Income Taxes Paid                           $  80,340   $  47,665   $  22,600
================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                                                                     CONFIDENTAL
                                                                              16

           Consolidated Statements of Changes in Stockholders' Equity

=====================================================================================================
                                    Capital Stock                Cumulative
                                  -----------------   Paid-In    Translation   Accumulated
(in thousands)                    Shares    Amount    Capital    Adjustment      Deficit      Total
-----------------------------------------------------------------------------------------------------
December 31, 1993                 69,455   $122,257   $516,128    $  (488)     $(394,917)    $242,980
  Conversion of debentures           731        731      5,176        ---            ---        5,907
  Exercise of stock options          847        847      3,819        ---            ---        4,666
  Issuance of Common Shares        9,700      9,700    103,300        ---            ---      113,000
  Translation adjustment             ---        ---        ---       (771)           ---         (771)
  Stock Incentive Plan               232        235      1,688        ---            ---        1,923
  Dividends                          ---        ---        ---        ---         (5,837)      (5,837)
  Net income                         ---        ---        ---        ---         56,561       56,561
-----------------------------------------------------------------------------------------------------
December 31, 1994                 80,965    133,770    630,111     (1,259)      (344,193)     418,429
  Exercise of stock options          192        192      1,073        ---            ---        1,265
  Translation adjustment             ---        ---        ---        988            ---          988
  Stock Incentive Plan                16          8         11        ---            ---           19
  Dividends                          ---        ---        ---        ---         (8,662)      (8,662)
  Net income                         ---        ---        ---        ---        159,544      159,544
-----------------------------------------------------------------------------------------------------
December 31, 1995                 81,173    133,970    631,195       (271)      (193,311)     571,583
  Exercise of stock options, net     144        144        515        ---            ---          659
  Issuance of Common Shares          219        219      2,623        ---            ---        2,842
  Repurchase of Common Shares     (6,827)    (6,827)   (84,963)       ---            ---      (91,790)
  Translation adjustment             ---        ---        ---     (1,159)           ---       (1,159)
  Stock Incentive Plan               301        108      1,480        ---            ---        1,588
  Dividends                          ---        ---        ---        ---        (11,582)     (11,582)
  Net income                         ---        ---        ---        ---        133,951      133,951
-----------------------------------------------------------------------------------------------------
December 31, 1996                 75,010   $127,614   $550,850    $(1,430)     $ (70,942)    $606,092
=====================================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                                                                     CONFIDENTAL
                                                                              17

Notes to the Consolidated Financial Statements


1.  Summary of Significant Accounting Policies

Basis of presentation:
The Consolidated Financial Statements include the accounts of Terra Industries Inc. and all majority owned subsidiaries (the Corporation). All significant intercompany accounts and transactions have been eliminated.

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

Property, plant and equipment:
Expenditures for plant and equipment additions, replacements and major improvements are capitalized. Related depreciation is charged to expense on a straight-line basis over estimated useful lives ranging from 15 to 20 years for buildings and 3 to 18 years for plant and equipment. Maintenance and repair costs are expensed as incurred.

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

Accounting standards not adopted:
In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which establishes accounting and reporting standards for such transfers. The Corporation will adopt SFAS 125 effective January 1, 1997 as required. The impact on the Corporation's financial position and results of operations is not expected to be material.

Hedging transactions:
Realized gains and losses from hedging activities and premiums paid for option contracts are deferred and recognized in the month to which the hedged transactions relate.

Stock-based compensation:
The Corporation recognizes compensation costs for stock-based employee compensation plans based on the difference, if any, between the quoted market price of the stock and the amount an employee pays to acquire the stock.

                                                                     CONFIDENTAL
                                                                              18

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

Per-share results:
Earnings-per-share data are based on the weighted average number of Common Shares outstanding and the dilutive effect of the Corporation's outstanding restricted shares and stock options. Fully diluted earnings per share is considered to be the same as primary earnings per share, since the effect of certain dilutive securities was not significant.


2.  Acquisitions

On October 20, 1994, the Corporation acquired Agricultural Mineral and Chemicals Inc. (AMCI) for $506 million in cash. AMCI, through its subsidiaries manufactures nitrogen-based fertilizers and industrial use products and methanol. The subsidiaries controlled by the Corporation as a result of the AMCI acquisition include Terra Nitrogen Corporation (TNC), Beaumont Methanol, Limited Partnership (BMLP) and Terra Nitrogen Company, L.P. (TNCLP). As a result of the acquisition and subsequent open market purchases (see Note 11 - Long-Term Debt), the Corporation and its subsidiaries have approximately a 65% ownership interest in TNCLP, formerly Agricultural Minerals Company, L.P., which operates nitrogen products manufacturing facilities in Verdigris, Oklahoma and Blytheville, Arkansas through an operating partnership, Terra Nitrogen, Limited Partnership (TNLP). Terra Methanol Corporation (TMC) is the general partner of BMLP which operates a methanol production facility in Beaumont, Texas. The acquisition has been accounted for using the purchase method of accounting.

To finance the acquisition of AMCI, the Corporation issued 9.7 million Common Shares for aggregate net proceeds of approximately $113 million, entered into credit arrangements to issue $310 million of long-term debt, and refinanced certain bank debt and credit lines of the Corporation, AMCI and AMCI's subsidiaries aggregating $260 million of which $152 million in borrowings were outstanding. As a result of the acquisition of AMCI, the Corporation also assumed AMCI's obligations including its 10.75% Senior Notes due 2003 (see Note 11 - Long-Term Debt).

On September 15, 1994, the Corporation acquired an approximate 34% interest in Royster-Clark, Inc. for $12 million in cash. Royster-Clark is a 104-location distributor of crop input and protection products in the mid-Atlantic region.

                                                                     CONFIDENTAL
                                                                              19

Operating results of the acquired businesses subsequent to the respective dates of each acquisition are included in the Consolidated Statements of Income. The following represents unaudited pro forma summary results of operations as if the acquisition of AMCI had occurred at the beginning of 1994:


(in thousands, except per-share data)                    Year ended December 31,
--------------------------------------------------------------------------------
                                                                  1994
--------------------------------------------------------------------------------
Revenues                                                       $ 2,084,827
Income before extraordinary items and
 cumulative effect of accounting changes                       $   110,370
Net income                                                     $   110,680
Income per share before extraordinary items                    $      1.37
Net income per share                                           $      1.37
================================================================================

The pro forma operating results were adjusted to include depreciation of the fair value of capital assets acquired based on estimated useful lives, amortization of intangibles, reduction of incentive compensation expense for plans terminated at acquisition, interest expense on the acquisition borrowings, the issuance of common stock and the effect of income taxes.

The pro forma information listed above does not purport to be indicative of the results that would have been obtained if the operations were combined during the above period, and is not intended to be a projection of future operating results or trends.


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

In 1994, the Corporation adopted SFAS 112, "Employers' Accounting for Post-Employment Benefits." This change required the Corporation to recognize future liabilities of $0.8 million, net of income taxes of $0.5 million, for benefits to disabled employees. Prior to the adoption of SFAS 112, the Corporation recognized such expenses in the period the benefits were paid.


4.   Accounts Receivable

On August 20, 1996, the Corporation, through Terra Funding Corporation (TFC), a beneficially owned subsidiary of the Corporation and a limited purpose corporation, entered into an agreement with a financial institution to sell an undivided interest in its accounts receivable. Under the agreement, which expires August 20, 1999, the Corporation may sell without recourse an undivided interest in a designated pool of its accounts receivable and receive up to $150 million in proceeds. Undivided interests in new receivables may be sold as amounts are collected on previously sold interests. As of December 31, 1996, the proceeds of the uncollected balance of accounts receivable sold totaled $132 million. The Corporation pays a monthly discount fee on the outstanding amount of the accounts receivable sold which is included in interest expense in the Consolidated Statements of Income. TFC is a separate legal entity whose creditors have received security interests in its assets. Under a previous agreement which expired during 1996, the Corporation sold an undivided interest in a designated pool of its accounts receivable up to $50 million in proceeds.

                                                                     CONFIDENTAL
                                                                              20


5.   Inventories

Inventories consisted of the following at December 31:


(in thousands)                                       1996           1995
--------------------------------------------------------------------------------
Raw materials                                     $   39,782      $  36,499
Finished goods                                       383,156        330,773
--------------------------------------------------------------------------------
Total                                             $  422,938      $ 367,272
================================================================================

6.   Other Current Assets

Other current assets consisted of the following at December 31:


(in thousands)                                       1996           1995
--------------------------------------------------------------------------------
Deferred tax asset - current                      $   15,180      $  23,768
Income taxes recoverable - federal                    12,641            ---
Income taxes recoverable - foreign                    10,884            ---
Partnership distribution reserve fund                 18,480            ---
Insurance recoverable                                    ---         29,808
Other current assets                                  49,823         25,703
--------------------------------------------------------------------------------
Total                                             $  107,008      $  79,279
================================================================================

7.   Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following at December 31:


(in thousands)                                       1996           1995
--------------------------------------------------------------------------------
Land and buildings                                $  128,741      $ 105,715
Plant and equipment                                  886,150        556,206
Finance leases                                         3,526          4,716
Construction in progress                              30,576        171,967
--------------------------------------------------------------------------------
                                                   1,048,993        838,604
Less accumulated depreciation and amortization      (202,640)      (144,246)
--------------------------------------------------------------------------------
Total                                             $  846,353      $ 694,358
================================================================================

8.   Port Neal Casualty

On December 13, 1994, the Corporation's Port Neal facility in Iowa was extensively damaged as a result of an explosion. There were four employee fatalities plus injuries to other people and property damage. Insurance was in force to cover the Corporation's property damage, business interruption and third party liability claims. A $7 million pretax charge was recorded in 1994 for expected uninsured costs associated with the incident, including deductibles. As of December 31, 1996, the Corporation had received interim payments of $203.3 million on its claim. The Corporation is in discussions with its insurers as to additional insurance proceeds to which the Corporation believes it should be entitled. Estimated lost profits recoverable under the business interruption policy were included in income. Insurance proceeds received under the Corporation's property damage claim are being deferred pending final settlement of the claim. The Corporation has invested additional funds for enhancements and improvements at the Port Neal facility.

The Corporation expects to record a substantial non-recurring gain, representing the difference between the property insurance settlement on the Port Neal facility with the Corporation's insurers and the carrying value of the

                                                                    CONFIDENTIAL
                                                                              21

facility at the time of the explosion. The amount of the gain will be dependent on the final settlement reached with the Corporation's insurance carriers. As of December 31, 1996, $119.6 million has been recorded as a deferred gain and is included in other liabilities.

9.   Debt Due Within One Year

Debt due within one year consisted of the following at December 31:

      (in thousands)                                         1996          1995
--------------------------------------------------------------------------------
Short-term borrowings                                      $116,332      $26,014
Current maturities of long-term debt                          2,605        4,411
--------------------------------------------------------------------------------
Total                                                      $118,937      $30,425
================================================================================
Weighted average short-term borrowings                     $109,701      $53,483
================================================================================
Weighted average interest rate                                 7.6%         8.4%
================================================================================

During 1996, the Corporation had a credit agreement to provide revolving credit facilities of up to $375 million for domestic seasonal working capital needs and other corporate purposes. At December 31, 1996, the revolving credit facilities were reduced to $355 million. The Corporation also has a $25.6 million ($35 million Cdn) revolving credit facility used to provide for working capital needs for its Canadian operations. There was $110.0 million outstanding at December 31, 1996 under the domestic facility and $6.3 million outstanding under the Canadian facility. Interest on borrowings under these lines is charged at current market rates.

Under the credit agreement, the Corporation has agreed, among other things, to maintain certain financial covenants including minimum net worth and interest coverage ratios and maximum debt to cash flow ratios, and to adhere to certain limitations on additional debt, capital expenditures, acquisitions, liens, asset sales, investments, prepayment of subordinated indebtedness, changes in lines of business and transactions with affiliates. The Corporation's domestic revolving credit facilities expire December 31, 2000. A commitment fee is charged on the unused portion of the facilities under the credit agreement, currently 1/4 percent adjustable based on the Corporation's most recent quarter debt to cash flow ratio. The credit agreement is secured by the stock of certain principal subsidiaries of the Corporation as well as the personal property of the former AMCI subsidiaries.

Under the Canadian facility, the Corporation has agreed, among other things, to maintain a certain level of net worth and restrict payments to the Corporation from operating subsidiaries. The Canadian facility expires May 25, 1997 and is renewable every 240 days for a 360-day term. A commitment fee of 1/8 percent is paid on the facility.


10.  Accrued and Other Liabilities

Accrued and other liabilities consisted of the following at December 31:

      (in thousands)                                         1996         1995
--------------------------------------------------------------------------------
Customer deposits                                          $102,347     $101,851
Payroll and benefit costs                                    26,382       33,242
Income taxes - federal                                          ---       12,761
Income taxes - state                                          5,096       13,448
Other                                                        74,102       60,996
--------------------------------------------------------------------------------
Total                                                      $207,927     $222,298
================================================================================

                                                                    CONFIDENTIAL
                                                                              22

11.  Long-Term Debt

Long-term debt consisted of the following at December 31:

      (in thousands)                                         1996         1995
--------------------------------------------------------------------------------
Senior Notes, 10.5%, due 2005                              $200,000     $200,000
Senior Notes, 10.75%, due 2003                              158,755      158,755
Senior Notes, 8.48%, due 2005                                30,000       30,000
Industrial Development Revenue Bonds bearing interest at an
 average 6.81% with increasing payments from 1997 to 2011     8,860        9,045
Notes, 8.75%, due 1997 to 1998                                2,000        4,500
Other                                                         7,697        9,273
--------------------------------------------------------------------------------
                                                            407,312      411,573
Less current maturities                                      (2,605)      (4,411)
--------------------------------------------------------------------------------
Total                                                      $404,707     $407,162
================================================================================

Scheduled principal payments for each of the five years 1997 through 2001 are $2.6 million, $2.6 million, $3.5 million, $8.2 million and $5.4 million, respectively.

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

The $30 million unsecured 8.48% Senior Notes require annual principal payments commencing November 1, 1999 through May 1, 2005. The notes include covenants similar to the revolving credit agreement described in Note 9 - Debt Due Within One Year and a requirement for rental and interest obligations coverage. The Corporation has executed interest rate swap agreements to convert one-half of the 8.48% unsecured Senior Notes to LIBOR-based floating rate instruments. The interest rate agreements became effective on April 15, 1993 and terminate on April 15, 2003.

The Industrial Development Revenue Bonds due in 2011 are secured by a letter of credit guaranteed by the Corporation and, along with other long-term debt due in 2003, by the Corporation's headquarters building located in Sioux City, Iowa.

                                                                    CONFIDENTIAL
                                                                              23

12.  Commitments and Contingencies

The Corporation and its subsidiaries are committed to various non-cancelable operating leases for agricultural equipment, and office, production, and storage facilities expiring on various dates through 2010. Total minimum rental payments are as follows:

   (in thousands)
-------------------------------------------------------------------------------
1997                                                         $ 44,486
1998                                                           28,737
1999                                                           21,110
2000                                                            9,292
2001 and thereafter                                             7,942
-------------------------------------------------------------------------------
Total                                                        $111,567
===============================================================================

Total rental expense under all leases, including short-term cancelable operating leases, was approximately $54.1 million, $46.8 million and $37.3 million for the years ended December 31, 1996, 1995 and 1994, respectively.

In April 1993, the Corporation entered into a lease financing agreement in connection with the purchase of an ammonia manufacturing plant and related upgrading facilities located near Sarnia, Ontario. The agreement included an option to purchase the nitrogen plant which the Corporation exercised during 1996.

The Corporation is contingently liable for retiree medical benefits of employees of coal mining operations sold on January 12, 1993. Under the purchase agreement, the purchaser agreed to indemnify the Corporation against its obligations under certain employee benefit plans. Due to the Coal Industry Retiree Health Benefit Act of 1992, certain retiree medical benefits of union coal miners have become statutorily mandated, and all companies owning 50% or more of any company liable for such benefits as of certain specified dates becomes liable for such benefits if the company directly liable is unable to pay them. As a result, if the purchaser becomes unable to pay its retiree medical obligations assumed pursuant to the sale, the Corporation may have to pay such amount. The Corporation has estimated the present value of contingent liabilities at approximately $9.8 million at December 31, 1996.

The Corporation is involved in various legal actions and claims, including environmental matters, arising from the normal course of business. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on either the results of operations, financial position or net cash flows of the Corporation.


13.  Derivative Financial Instruments

The Corporation manages four categories of risk using derivative financial instruments: (a) foreign currency fluctuations (b) changes in natural gas supply prices (c) interest rate fluctuations and (d) the effect of fluctuations in methanol prices relative to natural gas prices. Derivative financial instruments have credit risk and market risk.

To manage credit risk, the Corporation only enters into derivative transactions with counter-parties that are currently rated AA or better or equivalent as recognized by a national rating agency. The Corporation will generally continue in a derivative transaction if the counter-party's credit rating is downgraded to A. Appropriate steps will be taken to minimize risks if the counter-party's credit rating is downgraded below A. The Corporation will not enter into transactions with counter-parties if the additional transaction will result in credit exposure exceeding $20 million. For purposes of this policy, "credit exposure" means the market value of derivatives transactions with that counter-party. Additionally, the credit rating of counter-parties may be modified through guarantees, letters of credit or other credit enhancement vehicles.

Market risk related to derivative financial instruments should be substantially offset by changes in the valuation of the underlying items being hedged.

                                                                     CONFIDENTAL
                                                                              24


Foreign Currency Fluctuations - The Corporation enters into foreign exchange forward and option contracts to manage risk associated with foreign currency exchange rate fluctuations. The contracts are designated as hedges of fixed obligations and hedges of net foreign currency positions. Contract maturities are consistent with the settlement dates of items being hedged. Foreign currency hedges require cash settlement at termination. Gains and losses on these contracts are deferred and included as a component of the related transaction.

A significant portion of the Corporation's Canadian production is sold in the U.S., or is based on U.S. prices, but many of the production costs are in Canadian dollars. As a result, the Corporation's earnings will decline when the Canadian dollar increases in value compared with the U.S. dollar. Consequently, the Corporation buys Canadian dollars forward or uses derivatives to fix future exchange rates over a twelve-month period to cover a portion of its estimated net Canadian dollar requirements which include firm commitments to purchase natural gas. As of December 31, 1996, the existing forward contracts represented approximately 20% of anticipated net 1997 Canadian dollar requirements of approximately $25 million (Cdn).

Natural Gas Prices - Natural gas supplies to meet production requirements at the Corporation's production facilities are purchased at market prices. Natural gas market prices, as with other commodities, are volatile and the Corporation effectively fixes prices for a portion of its natural gas production requirements and inventory through the use of futures contracts, swaps and options. These contracts reference physical natural gas prices or appropriate NYMEX futures contract prices. The contracts' physical prices are frequently based on the Henry Hub Louisiana price. Natural gas supplies for the Corporation's six production facilities are purchased from various suppliers for each plant location which creates a location basis differential between the contract price and the physical price of natural gas. Accordingly, the use of financial derivatives may not exactly offset the change in the price of physical gas. The contracts are traded in months forward and settlement dates are scheduled to coincide with gas purchases during that future period.

A swap is a contract between the Corporation and a third party to exchange cash based on a designated price. Option contracts give the holder the right to either own or sell a futures or swap contract. The futures contracts require maintenance of cash balances generally 10% to 20% of the contract value and option contracts require initial premium payments ranging from 2% to 5% of contract value.

The following summarizes open natural gas contracts at December 31, 1996 and 1995:

(in thousands)             1996                     1995
---------------------------------------------------------------------
                  Contract    Unrealized    Contract    Unrealized
                    MMBtu     Gain (Loss)     MMBtu         Gain
---------------------------------------------------------------------
Futures              2,530  $   (1,024)       6,840      $     592
Swaps              177,315      41,958      167,040         13,475
Options              6,260       1,102        6,470            797
---------------------------------------------------------------------
                   186,105  $   42,036      180,350      $  14,864
=====================================================================

Annual production requirements are approximately 134,000 MMBtu. Contracts were in place at December 31, 1996 to cover 65% of 1997 natural gas requirements, 59% for 1998 and 23% for 1999.

Gains and losses on settlement of these contracts and premium payments on option contracts are credited or charged to cost of sales in the month in which the hedged transaction occurs. The risk and reward of outstanding natural gas positions are directly related to increases or decreases in natural gas prices in relation to the underlying NYMEX natural gas contract prices. Realized gains on closed contracts and premium payments on option contracts of $18.1 million and $4.7 million, respectively, relating to future periods have been deferred and are included in other current assets as of December 31, 1996.

During 1996, natural gas hedging activities reduced the Corporation's natural gas costs by approximately $74.3 million compared with spot prices. During 1995, natural gas hedging activities produced cost increases of approximately $34.5 million compared with spot prices. During 1994, natural gas hedging increased cost by approximately $15.5 million compared with spot prices.

                                                                    CONFIDENTIAL
                                                                              25


The Corporation has also entered into basis swaps. Such contracts require payments to or from the Corporation for the amount, if any, that monthly published gas prices from the source specified in the contract differ from prices of NYMEX natural gas futures during a specified period. As of December 31, 1996 and 1995, MMBtu's under such contracts totaled 16.0 million and 14.7 million, respectively.

Interest Rate Fluctuations - The Corporation has limited the effect of interest rate fluctuations for a portion of its floating rate obligations through the use of interest rate collar agreements which are designated as hedges. The agreements require payments to the Corporation for the amount, if any, that interest costs, based on LIBOR, exceed 8.5% to 9.0% and require payments by the Corporation for the amount that interest costs based on LIBOR fall below 5.65%. The interest rate collar agreements, with a notional amount of $135 million (which declines over the remaining two-year period), cover 54% of the variable interest rate obligations at December 31, 1996. The unamortized cost of the collar agreements is carried in other assets in the Consolidated Statement of Financial Position. The Corporation paid $100,000 during the year and $39,000 was due at December 31, 1996 related to the agreements.

The Corporation has also entered into interest rate swap agreements to convert 50% of its $30 million fixed-rate, long-term borrowings to variable rates through April 15, 2003. The interest rate swap agreements are designated as hedges. For 1996, the net interest rate effect of the swap arrangements totaled 1.7% effectively reducing the interest rate on its $30 million of 8.48% Senior Notes to 7.61%. For 1995, the net interest rate effect of the swap arrangements totaled 1.8% effectively reducing the interest rate to 7.58%. At December 31, 1996, the notional amount of the swap agreement was approximately $15 million.

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

The $4 million received pursuant to the Methanol Hedging Agreement is being recognized as income over the term of the agreement. No amounts have been paid by the Corporation or are presently accrued under the terms of the agreement.

The following table presents the carrying amounts and estimated fair values of the Corporation's derivative financial instruments at December 31, 1996 and 1995. SFAS 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.


                                            1996                  1995
---------------------------------------------------------------------------
                                   Carrying     Fair     Carrying     Fair
(in millions)                       Amount      Value     Amount      Value
---------------------------------------------------------------------------
Foreign currency                    $  --      $  --      $  --       $ 0.7
Natural gas                           9.6       51.6        6.2        21.1
Interest rate                         0.3        0.3        0.7        (1.9)
Methanol                             (1.3)        --       (2.5)         --
===========================================================================

The following methods and assumptions were used to estimate the fair value of each class of derivative financial instrument:

Foreign currency contracts: Estimated based on quotations received from a quotation service and computations prepared by the Corporation.

                                                                     CONFIDENTAL
                                                                              26

Natural gas futures, swaps and options: Estimated based on quoted market prices from brokers, and computations prepared by the Corporation.

Interest rate collar agreements and interest rate swap agreements: Estimated based on quotes from the market makers of these instruments.

Methanol Hedging Agreement: Estimated based on historical and forecasted market prices for both methanol and natural gas prices and computations prepared by the Corporation.


14.  Financial Instruments and Concentrations of Credit Risk

The following table presents the carrying amounts and estimated fair values of the Corporation's financial instruments at December 31, 1996 and 1995. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                              1996               1995
---------------------------------------------------------------------------------------------
                                                       Carrying    Fair    Carrying   Fair
(in millions)                                           Amount    Value     Amount    Value
---------------------------------------------------------------------------------------------
Financial Assets
    Cash and short-term investments                    $ 100.7   $ 100.7   $ 138.7    $ 138.7
    Receivables                                           81.6      81.6     178.7      178.7
    Equity and other investments                          16.6      18.6      15.4       17.7
    Other assets                                           9.2       9.8       9.0        9.6
Financial Liabilities
    Short-term borrowings                               (116.3)   (116.3)    (26.0)     (26.0)
    Long-term debt                                      (407.3)   (437.0)   (411.6)    (444.8)
=============================================================================================

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and receivables: The carrying amounts approximate fair value because of the short maturity of those instruments.

Equity and other investments: Investments in untraded companies are valued on the basis of management's estimates and, when available, comparisons with similar companies whose shares are publicly traded.

Other assets: The amounts reported relate to notes receivable obtained from sale of previous operating assets. The fair value is estimated based on current interest rates and repayment terms of the individual notes.

Short-term borrowings: The carrying amounts approximate fair value because of the short maturity of these issues.

Long-term debt: The fair value of the Corporation's long-term debt is estimated based on the quoted market price of these or similar issues or by discounting expected cash flows at the rates currently offered to the Corporation for debt of the same remaining maturities.

Concentration of Credit Risk - The Corporation is subject to credit risk through trade receivables and short-term investments. Although a substantial portion of its debtors' ability to pay is dependent upon the agribusiness economic sector, credit risk with respect to trade receivables is minimized due to a large customer base and its geographic dispersion. Short-term cash investments are placed in short duration corporate and government debt securities funds with well capitalized, high quality financial institutions. By policy, the Corporation limits the amount of credit exposure in any one type of investment instrument.

                                                                     CONFIDENTAL
                                                                              27

Financial Instruments - At December 31, 1996, the Corporation had letters of credit outstanding totaling $21.5 million, guaranteeing various insurance and financing activities. Short-term investments of $5.4 million and $8.9 million at December 31, 1996 and 1995, respectively, are restricted to collateralize certain letters of credit.

15.  Stockholders' Equity

The Corporation allocates $1.00 per share upon the issuance of Common Shares to the Common Share capital account.

At December 31, 1996, 1.9 million Common Shares were reserved for issuance upon award of restricted shares and exercise of employee stock options.

The Corporation has authorized 16,500,000 Trust Shares for issuance. There was no activity related to the Trust Shares from December 31, 1993 to December 31, 1996 and no Trust Shares were outstanding at December 31, 1996.

In September 1995, the Corporation transferred its Port Neal facility (including improvements then in progress) and $1.3 million in cash to Port Neal Holdings Corp. (PNH) and PNH issued $25 million of non-convertible preferred stock to unrelated third parties. As a result, the Corporation owns 100% of the common stock of PNH (representing 75% of the voting rights of PNH). PNH was structured to finance and complete the construction of the Port Neal facility through its wholly owned subsidiary, Port Neal Corporation (PNC). The preferred stock represents 25% of the voting rights of PNH and accrues dividends at a floating rate commensurate with market interest rates. The Corporation accounts for the preferred stock as a minority interest. Various agreements between the Corporation and certain subsidiaries were entered into with PNH and/or PNC including intercompany debt obligations and lease arrangements.

16.  Stock-Based Compensation

The Corporation accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," which utilizes the intrinsic value method. Compensation cost related to stock-based compensation was $2.8 million and $1.0 million for the years ended December 31, 1996 and 1995, respectively.

The Corporation's 1992 Stock Incentive Plan authorized granting key employees options to purchase Common Shares at not less than fair market value on the date of grant and also authorizes the award of performance units and restricted shares. Awards to a maximum of 2.5 million Common Shares may be granted under the 1992 Plan. There were no performance units outstanding at December 31, 1996. Options generally may not be exercised prior to one year or more than ten years from the date of grant. Stock options and restricted shares vest over specified periods, or in some cases upon the attainment, prior to a termination date, of pre-established market price objectives for the Corporation's Common Shares. The restricted shares are entitled to normal voting rights and earn dividends as declared during the performance periods. Compensation expenses are accrued on a ratable basis through the service periods. At December 31, 1996, 479,000 Common Shares were available for grant under the 1992 Plan.

                                                                    CONFIDENTIAL
                                                                              28


A summary of the Corporation's stock-based compensation activity related to stock options for the years ended December 31, is as follows:

(in thousands, except $ amounts)
----------------------------------------------------------------------------------------------------
                                               1996                 1995                 1994
                                         -----------------------------------------------------------
                                                  Weighted             Weighted             Weighted
                                                  Average              Average              Average
                                                  Exercise             Exercise             Exercise
                                         Number   Price       Number   Price       Number   Price
-----------------------------------------------------------------------------------------------------
Outstanding - beginning of year          1,350     $ 6.92     1,533     $ 6.79     2,145     $ 5.81
Granted                                    535      14.62         9      13.00       289      10.50
Expired/terminated                           8      10.50       ---        ---        54       8.10
Exercised                                  158       5.36       192       6.16       847       5.50
-----------------------------------------------------------------------------------------------------
Outstanding - end of year                1,719     $ 9.44     1,350     $ 6.92     1,533     $ 6.79
=====================================================================================================

The following table summarizes information about stock options outstanding and exercisable at December 31, 1996:

(in thousands, except years and $ amounts)
------------------------------------------------------------------------------------------------------
                                   Options Outstanding                        Options Exercisable
                     ------------------------------------------------    -----------------------------
                                      Weighted
                                      Average             Weighted                         Weighted
   Range of             Number       Remaining            Average          Number          Average
Exercise Prices      Outstanding  Contractual Life     Exercise Price    Exercisable    Exercise Price
------------------------------------------------------------------------------------------------------
$ 3.00   $ 5.99           538        5.3  years            $ 4.96             538           $ 4.96
  6.00     8.99           267        2.5                     6.81             267             6.81
  9.00    11.99           370        4.8                    10.29             230            10.16
 12.00    14.99           544        9.9                    14.60             ---              ---
------------------------------------------------------------------------------------------------------
Total                   1,719        6.2                   $ 9.44           1,035           $ 6.59
======================================================================================================

There were 1,052,000 and 1,244,000 options exercisable at December 31, 1995 and 1994, respectively.

The weighted average fair value of options granted was $4.34 per option for 1996 and $5.08 per option for 1995. The fair value of options granted under the 1992 Plan was estimated at the date of grant using a binomial option pricing model with the following assumptions:

                                              1996                1995
--------------------------------------------------------------------------------
Risk-free interest rate                       5.93%               6.45%
Dividend yield                                1.00%               1.00%
Expected volatility                           27.0%               27.0%
Expected life (years)                          4.5                 7.0
================================================================================

There were 376,000 restricted shares granted during 1996 with a weighted average fair value of $14.40 per share. There were 54,000 restricted shares granted during 1995 with a weighted average fair value of $12.80 per share.

The effect on 1996 and 1995 net income and earnings per share of accounting for stock-based compensation using the fair value method required by SFAS 123, "Accounting for Stock-Based Compensation" is immaterial.


17.  Retirement Plans

The Corporation and its subsidiaries maintain non-contributory pension plans that cover substantially all salaried and hourly employees. Benefits are based on a final pay formula for the salaried plans and a flat benefit formula for the hourly plans. The plans' assets consist principally of equity securities and corporate and government debt

                                                                     CONFIDENTAL
                                                                              29

securities. The Corporation and its subsidiaries also have certain non-qualified pension plans covering executives, which are unfunded. The Corporation accrues pension costs based upon annual independent actuarial valuations for each plan and funds these costs in accordance with statutory requirements. The components of net periodic pension expense were as follows:


(in thousands)                                      1996       1995        1994
--------------------------------------------------------------------------------
Current service cost                              $ 5,280    $  4,120    $ 3,248
Interest on projected benefit obligation            6,098       4,746      3,971
Actual loss (return) on assets                     (6,591)    (12,763)       361
Net amortization and other                          1,203       8,080     (4,764)
--------------------------------------------------------------------------------
Pension expense                                   $ 5,990    $  4,183    $ 2,816
================================================================================

Net periodic pension expense for 1994 includes components of expense for the former AMCI plan for the period from acquisition through December 31, 1994.

The following table reconciles the plans' funded status to amounts included in the Consolidated Statements of Financial Position at December 31:

(in thousands)                                                                 1996                               1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       Plans with                         Plans with
                                                                    Plans with        accumulated      Plans with        accumulated
                                                                  assets in excess    benefits in    assets in excess    benefits in
                                                                  of accumulated       excess of     of accumulated       excess of
                                                                    benefits          plan assets      benefits          plan assets
------------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
     Vested benefit obligations                                      $(57,455)           $ (3,206)      $(46,543)          $ (2,496)
===================================================================================================================================
     Accumulated benefit obligations                                 $(62,092)           $ (3,354)      $(50,778)          $ (2,718)
===================================================================================================================================
     Projected benefit obligations                                   $(84,997)           $ (4,169)      $(70,658)          $ (3,160)
Plan assets at fair value                                              71,596                 ---         60,460                 --
------------------------------------------------------------------------------------------------------------------------------------
Funded status                                                         (13,401)             (4,169)       (10,198)            (3,160)
Unrecognized net experience loss (gain)                                 5,570                 915         (2,737)               526
Unrecognized prior service cost                                           155                 276            205                311
Unrecognized net transition (asset) obligation                         (2,371)                466          1,744                372
Additional minimum  liability                                             ---                (753)           ---               (767)
------------------------------------------------------------------------------------------------------------------------------------
Pension liability                                                    $(10,047)           $ (3,265)      $(10,986)          $ (2,718)
====================================================================================================================================

The assumptions used to determine the actuarial present value of benefit obligations and pension expense during each of the years in the three-year period ended December 31, 1996 were as follows:

                                                             1996   1995   1994
--------------------------------------------------------------------------------
Weighted average discount rate                               7.5%   7.25%   8.5%
Long-term per annum compensation increase                    5.0%   5.0%    5.0%
Long-term return on plan assets                              9.5%   9.5%    9.5%
================================================================================

The Corporation also sponsors a qualifying savings plan covering most full-time employees. Contributions made by participating employees are matched based on a specified percentage of employee contributions up to 6% of the employees' pay base. The cost of the Corporation's matching contribution to the savings plan totaled $4.0 million in 1996, $3.7 million in 1995 and $1.9 million in 1994.

                                                                    CONFIDENTIAL

                                                                              30
18.  Post-Retirement Benefits

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

The following table indicates the components of the post-retirement medical benefits obligation included in the Corporation's Consolidated Statements of Financial Position at December 31:

(in thousands)                                                               1996              1995
-------------------------------------------------------------------------------------------------------------
Accumulated post-retirement medical benefit obligation:
  Retirees                                                                 $ (2,554)        $ (2,713)
  Fully eligible active plan participants                                    (2,099)          (2,140)
  Other active participants                                                  (4,583)          (6,617)
-------------------------------------------------------------------------------------------------------------
  Funded status                                                              (9,236)         (11,470)
  Unrecognized net gain                                                      (3,367)            (141)
  Unrecognized prior service benefit                                         (1,505)          (1,784)
-------------------------------------------------------------------------------------------------------------
Accrued post-retirement benefit cost                                       $(14,108)        $(13,395)
=============================================================================================================

Net periodic post-retirement medical benefit cost consisted of the following components:

(in thousands)                                                              1996           1995         1994
-------------------------------------------------------------------------------------------------------------
Service cost of benefits earned                                             $ 424        $  521       $  534
Interest cost on accumulated post-retirement
 medical benefit obligation                                                   638           730          624
Net amortization and other                                                   (260)         (193)        (127)
-------------------------------------------------------------------------------------------------------------
Net periodic post-retirement medical benefit cost                           $ 802        $1,058       $ 1,031
=============================================================================================================

The Corporation limits its future obligation for post-retirement medical benefits by capping at 5% the annual rate of increase in the cost of claims it assumes under the plan. The weighted average discount rate used in determining the accumulated post-retirement medical benefit obligation is 7.5% in 1996, 7.25% in 1995, and 8.5% in 1994.

19.  Other Income, Net

Other income consisted of the following:

(in thousands)                                                              1996           1995         1994
-------------------------------------------------------------------------------------------------------------
Fertilizer service revenue                                              $  28,529       $ 25,132     $ 17,294
Service charge income                                                      10,318          8,178        6,008
Other, including business interruption                                     13,130         42,989        9,146
-------------------------------------------------------------------------------------------------------------
Total                                                                   $  51,977       $ 76,299     $ 32,448
=============================================================================================================

                                                                     CONFIDENTAL
                                                                              31

20.  Income Taxes

Components of the income tax provision (benefit) applicable to operations are as follows:

(in thousands)                                             1996          1995         1994
-----------------------------------------------------------------------------------------------------
Current:
 Federal                                                  $ 28,853     $ 45,938     $  9,925
 Foreign                                                    12,939       12,285        2,416
 State                                                       6,149        9,416        4,291
-----------------------------------------------------------------------------------------------------
                                                            47,941       67,639       16,632
-----------------------------------------------------------------------------------------------------
Deferred:
 Federal                                                    49,994       42,673       15,197
 Foreign                                                   (34,876)       3,568        2,533
 State                                                         841        1,620         (662)
-----------------------------------------------------------------------------------------------------
                                                            15,959       47,861       17,068
-----------------------------------------------------------------------------------------------------
Total income tax provision                                $ 63,900     $115,500     $ 33,700
=====================================================================================================

The income tax provision differs from the federal statutory provision for the following reasons:

(in thousands)                                             1996          1995         1994
-----------------------------------------------------------------------------------------------------
Income from operations before taxes:
 U.S.                                                     $138,318     $237,892     $ 75,842
 Canada                                                     59,533       41,490       14,103
-----------------------------------------------------------------------------------------------------
                                                          $197,851     $279,382     $ 89,945
=====================================================================================================
Statutory income tax:
 U.S.                                                     $ 48,411     $ 83,262     $ 26,545
 Canada                                                     22,801       15,891        5,359
-----------------------------------------------------------------------------------------------------
                                                            71,212       99,153       31,904
Purchased Canadian tax benefit                             (18,000)         ---          ---
Non-deductible expenses, primarily goodwill                  6,312        6,020          650
State and local income taxes                                 6,069        8,345        2,545
Benefit of loss carryforwards                               (1,001)      (1,183)        (613)
Other                                                         (692)       3,165         (786)
-----------------------------------------------------------------------------------------------------
Income tax provision                                      $ 63,900     $115,500     $ 33,700
=====================================================================================================

Current deferred tax assets totaled $15.2 million and $23.8 million at December 31, 1996 and 1995, respectively, while deferred tax liabilities totaled $134.5 million and $111.9 million, respectively. Deferred tax assets, non-current totaled $15.3 million and none at December 31, 1996 and 1995, respectively. The tax effect of net

                                                                    CONFIDENTIAL
                                                                              32

operating loss (NOL) and tax credit carryforwards and significant temporary differences between reported and taxable earnings that gave rise to net deferred tax (liabilities) assets were as follows:

(in thousands)                                                  1996                 1995
------------------------------------------------------------------------------------------------------------------------------------
     NOL, capital loss and tax credit carryforwards          $   6,306            $   21,807
     Discontinued business costs                                 7,461                 7,832
     Unfunded employee benefits                                 16,605                17,376
     Accrued liabilities                                       (12,517)                  (66)
     Inventory valuation                                         3,799                 3,157
     Investments in partnership                                (28,569)              (29,536)
     Depreciation                                              (88,369)             (103,247)
     Valuation allowance                                        (9,142)               (4,022)
     Other                                                         394                (1,403)
------------------------------------------------------------------------------------------------------------------------------------
                                                             $(104,032)            $ (88,102)
====================================================================================================================================

Remaining unutilized NOL carryforwards were approximately $0.7 million and $12.5 million at December 31, 1996 and 1995, respectively. NOL carryforwards that have not been utilized expire in 2005. Alternative minimum tax (AMT) credits were $3.0 million and $13.4 million at December 31, 1996 and 1995, respectively. AMT credits have an indefinite life. The Corporation's capital loss carryforwards totaled $8.6 and $11.5 million at December 31, 1996 and 1995, respectively. Capital loss carryforwards that are not utilized will expire in 1997. A valuation allowance is provided since the realization of tax benefits of capital loss carryforwards is not assured.

During 1996, the Corporation, after receiving a favorable ruling from Revenue Canada, refreshed its tax basis in plant and equipment at its Canadian subsidiary by entering into a transaction with a Canadian subsidiary of Minorco, resulting in a deferred tax asset for the Corporation. Minorco, through its beneficial ownership of Common Shares, owned approximately 57% of the equity of the Corporation at December 31, 1996. The ultimate realization of the deferred tax asset will require future taxable income in Canada. The Corporation has assessed its past earnings history and trends and has established a valuation allowance of $6.1 million related to the transaction. The Corporation will continue to review this valuation allowance and make adjustments as appropriate.

Components of income tax provision (benefit) included in net income other than from continuing operations are as follows:

(in thousands)                                                  1996                 1995                 1994
------------------------------------------------------------------------------------------------------------------------------------
Current:
     Federal                                                 $      ---           $   (2,392)         $   (1,647)
     State                                                          ---                 (107)                (44)
------------------------------------------------------------------------------------------------------------------------------------
                                                                    ---               (2,499)             (1,691)
------------------------------------------------------------------------------------------------------------------------------------
Deferred:
     Federal                                                        ---                  ---               1,816
     State                                                          ---                  ---                 331
------------------------------------------------------------------------------------------------------------------------------------
                                                                    ---                  ---               2,147
------------------------------------------------------------------------------------------------------------------------------------
                                                             $      ---           $   (2,499)         $      456
====================================================================================================================================

Current tax benefits in 1995 and 1994 result from losses on early retirement or refinancing of long-term debt. Deferred income taxes in 1994 were provided for the net cumulative effect of changes in accounting principles.


21.  Industry Segment Data

The Corporation operates in three principal industry segments - Distribution, Nitrogen Products and Methanol. The Distribution segment sells crop inputs - fertilizer, crop protection products, seed and services - through its

                                                                    CONFIDENTIAL
                                                                              33

farm service center network. These inputs include both Terra's own brands and vendor products from virtually all other agricultural chemical and seed suppliers. Terra has the largest company-operated farm service center network in North America. The Nitrogen Products business produces and distributes ammonia, urea, nitrogen solutions, and urea feed which are used by farmers to provide crops with nitrogen, an essential nutrient for plant growth and as a feed additive for livestock. The Methanol business manufactures and distributes methanol, which is principally used as a raw material in the production of a variety of chemical derivatives and in the production of methyl tertiary butyl ether (MTBE), an oxygenate and an octane enhancer for gasoline. Inter-segment sales have been recorded at amounts approximating market. Segment revenues and costs for Distribution, Nitrogen Products and Methanol include inter-segment transactions. Included in Other are eliminations of inter-segment sales and unallocated portions of the business. The following summarizes additional information about the Corporation's industry segments:

                                                                Nitrogen
(in thousands)                             Distribution         Products          Methanol         Other              Total
--------------------------------------------------------------------------------------------------------------------------------
1996
  Sales                                    $ 1,573,827       $   654,486       $   132,533      $  (44,360)      $     2,316,486
  Operating earnings                            25,268           255,263            18,520          (3,870)              295,181
  Identifiable assets                          639,062         1,048,241           194,635          87,427             1,969,365
  Depreciation and amortization                 17,101            47,690            12,866           5,553                83,210
  Capital expenditures                          27,310           156,833             1,327             179               185,649
================================================================================================================================
1995
  Sales                                    $ 1,495,166       $   635,126       $   194,565      $  (32,684)      $     2,292,173
  Operating earnings                            41,207           263,787            77,138          (4,430)              377,702
  Identifiable assets                          564,243           984,363           225,034          94,218             1,867,858
  Depreciation and amortization                 12,245            32,518            16,636           4,676                66,075
  Capital expenditures                          14,347           150,687            10,329           1,766               177,129
================================================================================================================================
1994
  Sales                                    $ 1,318,416       $   296,557       $    70,274      $  (19,300)      $     1,665,947
  Operating earnings                            33,784            48,369            42,679          (9,537)              115,295
  Identifiable assets                          502,921           713,209           347,147         124,693             1,687,970
  Depreciation and amortization                  9,497             9,575             4,263           3,883                27,218
  Capital expenditures                          16,374             6,086             8,732              21                31,213
================================================================================================================================

22.  Agreements of Limited Partnership

In accordance with the Agreement of Limited Partnership of TNCLP, quarterly distributions to Unitholders and TNC (the General Partner) are made in an amount equal to 100% of its Available Cash, as defined, unless Available Cash is required to fund a reserve amount. TNCLP must fund and maintain a reserve of $18.5 million to support Minimum Quarterly Distributions, as defined, on the Senior Preference Units (the Reserve Amount). Such Reserve Amount was fully funded and included in other current assets at December 31, 1996.

During the period which commenced December 4, 1991, and ended on December 31, 1996 (the Preference Period), Senior Preference Units (SPUs) and Common Units participated equally in distributions after each class of units received its Minimum Quarterly Distribution, subject to the General Partner's right to receive cash distributions.

The General Partner receives a combined minimum 2% of total cash distributions, and as an incentive, the General Partner's participation increases if cash distributions exceed specified target levels.

Pursuant to the provisions of the TNCLP Agreement of Limited Partnership, the Preference Period for TNCLP ended on December 31, 1996. Until March 31, 1997, the holders of all SPUs have the right to elect to convert their SPUs into Common Units on a one-for-one basis, effective as of December 31, 1996. Any SPUs which do

                                                                    CONFIDENTIAL
                                                                              34

not convert will continue to be entitled to the Minimum Quarterly Distribution but will not participate with the Common Units in any additional distributions.

After March 31, 1997, any or all of the non-converted SPUs may be redeemed at the option of the Partnership, exercised at the sole discretion of the General Partner, upon at least 30 but not more than 60 days' notice at a price equal to Unrecovered Capital plus accrued arrearages, if any. Unrecovered Capital, as further defined in the Partnership Agreement, means an amount equal to the excess of (i) the initial public offering price per SPU ($21.50) over (ii) the sum of all distributions made in respect of an SPU out of Available Cash constituting Cash from Interim Capital Transactions. If after giving effect to an anticipated redemption, fewer than 1.0 million SPUs would be held by non-affiliates of the General Partner, the Partnership must redeem all such SPUs if it redeems any SPUs.

If at any time less than 25% of the issued and outstanding units of any class (Senior Preference or Common) are held by non-affiliates of the General Partner, the Partnership may call, or assign to the General Partner or its affiliates its right to acquire, all such outstanding units held by non-affiliated person. TNCLP shall give at least 30 but not more than 60 days notice of its decision to purchase the outstanding units. The purchase price per unit will be the greater of (1) the average of any previous twenty trading days closing prices as of the date five days before the purchase is announced or (2) the highest price paid by the General Partner or any of its affiliates for any unit within the 90 days preceding the date the purchase is announced.

After March 31, 1997, the Reserve Amount will be maintained only to support distributions on any remaining non-converted SPUs. The Reserve Amount will be maintained in the amount equal to four quarters of Minimum Quarterly Distributions on all non-converted SPUs. It is anticipated that any reduction in the Reserve Amount from its current level of $18.5 million will be available for cash distributions to partners of TNCLP in May 1997.

                                                                    CONFIDENTIAL
                                                                              35
RESPONSIBILITY FOR FINANCIAL STATEMENTS

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

The Audit Committee of the Board of Directors is responsible for the review and oversight of the financial statements and reporting practices used, as well as the internal audit function. The Audit Committee meets periodically with management, internal auditors and the independent accountants. The independent accountants and internal auditors have access to the Audit Committee and, without management present, have the opportunity to discuss the adequacy of internal accounting controls and to review the quality of financial reporting.

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




Burton M. Joyce             Francis G. Meyer            Robert E. Thompson
President and               Chief Financial Officer     Chief Accounting Officer
Chief Executive Officer

                                                                    CONFIDENTIAL
                                                                              36

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Terra Industries Inc.


We have audited the accompanying consolidated statements of financial position of Terra Industries Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Terra Industries Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 3 to the financial statements, the Corporation changed its method of accounting for major maintenance turnarounds and post-employment benefits effective January 1, 1994.



DELOITTE & TOUCHE LLP
Omaha, Nebraska

February 3, 1997

                                                                    CONFIDENTIAL
                                                                              37


Quarterly Production Data (unaudited)
----------------------------------------------------------------------------

                             Quarter   Quarter   Quarter  Quarter    Year
                              Ended     Ended     Ended    Ended     Ended
                             March 31  June 30  Sept. 30  Dec. 31   Dec. 31
----------------------------------------------------------------------------
1996 Net Production (tons):
  Anhydrous ammonia           333,934  278,868   308,404  282,777  1,203,983
  Nitrogen solutions          738,659  745,663   750,754  885,472  3,120,548
  Urea                        142,798  154,494   154,139  190,047    641,478
  Methanol (million gallons)     84.3     68.0      78.5     80.9      311.7
1995 Net Production (tons):
  Anhydrous ammonia           262,210  274,377   247,117  257,026  1,040,730
  Nitrogen solutions          662,508  659,044   596,833  696,272  2,614,657
  Urea                        154,140  140,554   154,745  110,594    560,033
  Methanol (million gallons)     75.1     58.7      81.4     83.7      298.9
============================================================================

Quarterly Financial and Stock Market Data (unaudited)
----------------------------------------------------------------------------

(in thousands, except
per-share data and stock
prices)                      March 31,    June 30,     Sept. 30,    Dec. 31,
----------------------------------------------------------------------------
1996
 Total revenues              $394,741    $1,085,678    $471,538    $364,529
 Gross profit                 117,224       235,898     128,433     112,481
 Net income                    18,400        71,450      23,902      20,199
Per Share:
 Net income                  $   0.23    $     0.90    $   0.32    $   0.27
 Dividends                       0.03          0.04        0.04        0.04
Common Share Price:
 High                        $  14.25    $    14.25    $  15.00    $  15.00
 Low                            11.00         12.38       12.00       13.63
============================================================================
1995
 Total revenues              $443,340    $1,003,669    $492,265    $352,899
 Gross profit                 139,059       245,841     135,122     115,081
 Income before
  extraordinary items          32,953        85,065      29,235      16,629
 Net income                    32,953        85,065      24,897      16,629
Per Share:
 Income before
  extraordinary items        $   0.41    $     1.05    $   0.36    $   0.20
 Net income                      0.41          1.05        0.31        0.20
 Dividends                       0.02          0.02        0.03        0.03
Common Share Price:
 High                        $  13.38    $    12.38    $  14.88    $  14.25
 Low                             9.75          9.75       12.00       11.75
============================================================================

                                                                    CONFIDENTIAL
                                                                              38

Revenues
--------------------------------------------------------------------------------
(in thousands)                      1996             1995               1994
--------------------------------------------------------------------------------
 Manufactured nitrogen products  $  654,486      $  635,126        $  296,557
 Methanol                           132,533         194,565            70,274
 Resale fertilizer                  386,774         360,725           307,400
 Crop protection products           975,000         956,727           859,151
 Seed                                90,175          78,588            71,355
 Other                               77,518          66,442            61,210
--------------------------------------------------------------------------------
 Total                           $2,316,486      $2,292,173        $1,665,947
================================================================================


Volumes & Prices (unaudited)
--------------------------------------------------------------------------------
                                           1996                     1995
--------------------------------------------------------------------------------
                                    Sales        Realized    Sales     Realized
(quantities in thousands)       Volumes/(1)/   Price/unit   Volumes   Price/unit
--------------------------------------------------------------------------------
Anhydrous ammonia (tons)            1,174        $ 185       1,089      $  195
Nitrogen solutions (tons)           3,180           94       2,667          95
Urea (tons)                           575          179         640         189
Other nitrogen products (tons)        159          184         102         138
Methanol (gallons)                 314,670        0.42     316,022        0.62
================================================================================

(1) Sales volumes in 1996 include sales from Port Neal production which was shut down for substantially all of 1995.


STOCKHOLDERS
--------------------------------------------------------------------------------

The Corporation's Common Shares are traded principally on the New York Stock Exchange. At January 31, 1997, 75 million Common Shares were outstanding and held by 4,662 stockholders.

                                                                    CONFIDENTIAL
                                                                              39

Financial Summary
------------------------------------------------------------------------------------------
(in thousands, except
per-share and employee
data)                           1996         1995        1994         1993          1992
-------------------------------------------------------------------------------------------
Financial Position
 Working capital             $  187,157   $  307,873   $  273,941   $  231,287   $  215,817
 Total assets                $1,969,365   $1,867,858   $1,687,970   $  634,482   $  580,192
 Long-term debt              $  407,312   $  411,573   $  558,256   $  121,384   $  133,679
 Stockholders' equity        $  606,092   $  571,583   $  418,429   $  242,980   $  221,476
Results of Operations
 Revenues                    $2,316,486   $2,292,173   $1,665,947   $1,238,001   $1,082,191
 Costs and expenses          (2,021,305)  (1,914,471)  (1,550,652)  (1,196,173)  (1,056,472)
 Interest income                  7,102       13,811        5,541        3,261        3,084
 Interest expense               (59,947)     (64,897)     (22,082)     (12,944)     (10,617)
 Minority interest              (44,485)     (47,234)      (8,809)         ---          ---
 Income tax provision           (63,900)    (115,500)     (33,700)      (9,300)      (7,757)
-------------------------------------------------------------------------------------------
 Income from
  continuing operations         133,951      163,882       56,245       22,845       10,429
 Discontinued operations            ---          ---          ---          ---       (1,665)
 Extraordinary items                ---       (4,338)      (3,060)         ---          ---
 Cumulative effect of
  accounting changes                ---          ---        3,376          ---       22,265
-------------------------------------------------------------------------------------------
 Net income                  $  133,951   $  159,544   $   56,561   $   22,845   $   31,029
===========================================================================================
Earnings per share:
   Continuing operations     $     1.72   $     2.01   $     0.77   $     0.33   $     0.15
   Discontinued operations          ---          ---          ---          ---        (0.02)
   Extraordinary items              ---        (0.05)       (0.04)         ---          ---
   Cumulative effect of
    accounting changes              ---          ---         0.05          ---         0.32
-------------------------------------------------------------------------------------------
Total                        $     1.72   $     1.96   $     0.78   $     0.33   $     0.45
===========================================================================================
Dividends Per Share          $     0.15   $     0.10   $     0.08   $     0.02   $      ---
===========================================================================================
Capital Expenditures
 Continuing operations       $  185,649   $  177,129   $   31,213   $   21,620   $   17,620
 Discontinued operations            ---          ---          ---          ---        2,231
-------------------------------------------------------------------------------------------
Total                        $  185,649   $  177,129   $   31,213   $   21,620   $   19,851
===========================================================================================
Permanent employees
 at end of period                 3,575        3,415        3,210        2,570        2,020
===========================================================================================

Amounts have been restated as appropriate to reflect continuing operations.