Form 10-K405, Exhibit 13
period 1997-12-31
TERRA INDUSTRIES INC
filed 1998-03-16
CIK 722079

                                                                      Exhibit 13
                             TERRA INDUSTRIES INC.
                               1997 ANNUAL REPORT
                               FINANCIAL SECTION

FINANCIAL TABLE OF CONTENTS

Financial Review............................................   2-17

Consolidated Statements of Financial Position...............     18

Consolidated Statements of Income...........................     19

Consolidated Statements of Cash Flows.......................     20

Consolidated Statements of Changes in Stockholders' Equity..     21

Notes to the Consolidated Financial Statements..............  22-39

Responsibility for Financial Statements.....................     40

Independent Auditors' Report................................     41

Quarterly Production Data...................................     42

Quarterly Financial and Stock Market Data...................     42

Revenues....................................................     43

Volumes and Prices..........................................     43

Stockholders................................................     43

Financial Summary...........................................     44

                                                                               2
Financial Review

Consolidated Results

Net income for 1997 amounted to $206.9 million compared with $134.0 million in 1996 and $159.5 million in 1995 with diluted earnings per share of $2.76, $1.72 and $1.96, respectively, and basic earnings per share of $2.80, $1.74 and $1.98, respectively. Revenues increased to $2.5 billion in 1997 from $2.3 billion in 1996 and 1995.

The Corporation recorded a pretax gain of $163 million ($1.31 per diluted share, after-tax) in 1997 to reflect settlement of insurance claims related to the Port Neal plant rebuild. In 1996, income taxes were reduced $18 million ($0.23 per share) as a result of a transaction with a Canadian subsidiary of Minorco, the Corporation's majority shareholder. Net income in 1997 and 1995 was reduced by $3.0 million ($0.04 per share) and $4.3 million ($0.05 per share), respectively, due to the write-off of deferred financing fees in connection with the early retirement of debt.

Financial Comparability and Overview

On December 31, 1997, the Corporation acquired the fertilizer business assets of Imperial Chemical Industries PLC ("ICI") for approximately $338 million. In connection with the acquisition, the Corporation issued $125 million of long term debt and received $225 million to fund a portion of the acquisition through a partnership that operates the Corporation's methanol plant located at Beaumont, Texas. The acquisition had no effect on 1997 operations except to reduce income tax expense by $8 million. See Note 2 to the Consolidated Financial Statements for pro forma results of operations related to the United Kingdom acquisition. The Corporation continues to add distribution locations each year through acquisitions of distributors in its marketing area.

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

                                                                               3
Prices for nitrogen products are influenced by the world supply and demand balance for ammonia and nitrogen-based products. Long-term demand is affected by population growth and rising living standards that determine food consumption. Supply is affected by worldwide capacity and the availability of nitrogen product exports from major producing regions such as the former Soviet Union, the Middle East and South America. Due to several years of favorable economics in the industry, capacity additions in the form of new and expanded production facilities have been undertaken. Consequently, new nitrogen fertilizer supplies will be coming on-stream and profit margins will be under pressure until increasing demand is sufficient to absorb new supplies or other marginal production capacity is shut down.

Methanol is used as a raw material in the production of formaldehyde, methyl tertiary butyl ether (MTBE), acetic acid and numerous other chemical derivatives. The price of methanol is highly influenced by the supply and demand in each of these secondary markets, in particular MTBE, an oxygenate used in reformulated gasoline and an octane enhancer used in non-reformulated gasoline. Future demand for MTBE and methanol will depend on the degree to which Clean Air Act Amendments are implemented and enforced and potential legislation.

Due to the concentration of the Corporation's distribution locations and the higher quantities of crop inputs per acre for corn and cotton compared with other major crops, changes in corn and cotton acreages have a more significant effect on the demand for the Corporation's products and services than changes in other crops. Industry analysts expect planted acreage for corn to increase nearly 2% to 81.5 million acres in 1998. They also expect planted cotton acreage in the U.S. to decline to 12.1 million acres in 1998 from 13.8 million acres in 1997. Passage of the 1996 Farm Bill (the Federal Agriculture Improvement and Reform Act of 1996) eliminated annual acreage set-asides and base acreage restrictions for most crops. This Farm Bill provides farmers more freedom in making decisions regarding what crops are planted.

Weather can have a significant effect on the Corporation's operations. Weather conditions that delay or intermittently disrupt field work during the planting and growing season may result in fewer-than-normal crop inputs being applied and/or shift plantings to crops with shorter growing seasons. Similar conditions following harvest may delay or eliminate opportunities to apply fertilizer in the fall. Weather can also have an adverse effect on crop yields, which lowers the income of growers and could impair their ability to pay for crop inputs purchased from the Corporation and its dealer customers.

                                                                               4
Reliable sources for supply of crop inputs at competitive prices are critical to the Distribution portion of the Corporation's business. The Corporation's sources for fertilizer, crop protection products and seed are typically manufacturers without the capability to distribute products to the North American grower. The Corporation has entered into purchase agreements which should ensure an adequate supply of products for its grower and dealer customers through 1998, with some major supplier agreements extending into 1999 or longer.

The principal raw material used to produce manufactured nitrogen products and methanol is natural gas. Natural gas costs in 1997 comprised about 50% of the total costs and expenses associated with the Nitrogen Products segment and 65% of the total costs and expenses associated with the Methanol segment. The Corporation's natural gas procurement policy is to effectively fix or cap the price of approximately 40% to 80% of its natural gas requirements for a one-year period and up to 50% of its natural gas requirements for the subsequent two-year period through various supply contracts, financial derivatives and other forward pricing techniques. The Corporation believes that there is a sufficient supply to allow acceptable costs for the foreseeable future and has entered into firm contracts to minimize the risk of interruption or curtailment of natural gas supplies during the heating season.

The Corporation's Distribution business segment is highly seasonal with the majority of sales occurring during the second quarter in conjunction with spring planting activity. Due to the seasonality of the business and the relatively brief periods during which products can be used by customers, the Corporation builds inventories during the first quarter of the year in order to ensure timely product availability during the peak sales season. The Corporation's ability to purchase product at off-season prices and carry inventory until periods of peak demand generally contributes to higher margins. For its current level of sales, the Corporation requires lines of credit to fund inventory increases and to support customer credit terms. The Corporation believes that its credit facilities are adequate for expected sales levels in 1998 and for the next several years.

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

                                                                               5
Many of the same factors which affect the Corporation's North American nitrogen products business also impact the nitrogen products business in the United Kingdom. Additional factors which affect the United Kingdom operations include European Community protections against the dumping of cheap fertilizer on the market, continued deregulation of natural gas and collective bargaining issues.

Derivative Financial Instruments

The Corporation uses derivative financial instruments to manage risk in the areas of (a) foreign currency fluctuations, (b) changes in natural gas supply prices and (c) interest rates. See Note 13 to the Consolidated Financial Statements for information on the use of derivative financial instruments.

RESULTS OF OPERATIONS

1997 COMPARED WITH 1996



Consolidated Results

The Corporation reported net income of $206.9 million, or $2.76 per diluted share and $2.80 per basic share, on revenues of $2.5 billion for 1997 compared with net income of $134.0 million, or $1.72 per diluted share and $1.74 per basic share, on revenues of $2.3 billion in 1996. The Corporation recorded a gain, net of income taxes, of $1.31 per diluted share in 1997 to reflect settlement of insurance claims related to the Port Neal plant rebuild (see Note 8 to the Consolidated Financial Statements).

The Corporation classifies its operations into three business segments:
Distribution, Nitrogen Products and Methanol. The Distribution segment includes sales of products purchased from manufacturers, including the Corporation, and resold by the Corporation. Distribution revenues are derived primarily from grower and dealer customers through sales of crop protection products, fertilizers, seed and services. The Nitrogen Products segment represents only those operations directly related to the wholesale sales of nitrogen products produced by the Corporation's ammonia manufacturing and upgrading facilities. The Methanol segment represents wholesale sales of methanol produced by the Corporation's two methanol manufacturing facilities.

          ......................................................................

          ......................................................................

Total revenues and operating income by segment for the years ended December 31, 1997 and 1996 were as follows:

(in thousands)                                     1997                  1996
-----------------------------------------------------------------------------------------
REVENUES:
Distribution                                  $ 1,786,673            $ 1,580,142
Nitrogen Products                                 621,410                654,486
Methanol                                          180,646                132,533
Other - net of intercompany eliminations          (46,360)               (50,675)
-----------------------------------------------------------------------------------------
                                              $ 2,542,369            $ 2,316,486
=========================================================================================
OPERATING INCOME:
Distribution                                  $    40,686            $    23,872
Nitrogen Products                                 150,270                255,263
Methanol                                           63,662                 18,520
Other expense - net                                (1,302)                (2,474)
-----------------------------------------------------------------------------------------
                                              $   253,316            $   295,181
=========================================================================================

Distribution

Revenues from the Distribution segment for the years ended December 31, 1997 and 1996 were as follows:

Distribution Revenues
------------------------------------------------------------------------------
(in thousands)                             1997                    1996
------------------------------------------------------------------------------
Resale fertilizer                      $   443,751             $   386,774
Crop protection products                 1,059,077                 981,267
Seed                                       106,557                  90,175
Other                                      177,288                 121,926
------------------------------------------------------------------------------
                                       $ 1,786,673             $ 1,580,142
==============================================================================

Distribution revenues for 1997 amounted to $1.8 billion compared with $1.6 billion for 1996. New distribution locations generated $101 million of revenues in 1997 and existing locations generated $106 million of additional revenues compared with 1996 results. Higher volumes contributed to the increase in revenue for all product lines due to new locations and increased market share.

Operating income for 1997 for the Distribution segment was $41 million compared with $24 million for 1996. Expansion of the distribution network contributed $4 million to the operating income increase while existing locations generated an increase of $13 million. Gross profits increased $49 million due primarily to the increased sales volume. Selling, general and administrative expenses increased $33 million in 1997 compared with the 1996 expenses. Additional equipment, employees and new locations to meet the demands of the 1997 season contributed to increases in depreciation, operating, maintenance and compensation expenses. Offsetting these expense increases was a decrease to bad debt expense of $8 million and a decrease to employee benefits expense of $5 million related to a reduction in retiree medical benefits.

Nitrogen Products

Volumes and prices for the years ended December 31, 1997 and 1996 were as follows:

Volumes and Prices
------------------------------------------------------------------------------------------------
(excludes the Distribution segment)              1997                        1996
------------------------------------------------------------------------------------------------
                                         Sales          Average        Sales       Average
(quantities in thousands of tons)      Volumes       Unit Price      Volumes    Unit Price
------------------------------------------------------------------------------------------------
Ammonia                                  1,182       $      187        1,174     $     185
Nitrogen solutions                       3,440               82        3,180            94
Urea                                       671              145          575           179
------------------------------------------------------------------------------------------------

Nitrogen Products revenues totaled $621 million for 1997 compared with $654 million for 1996. The $33 million decline in revenues was caused by lower sales prices for nitrogen solutions and urea offset somewhat by higher sales volumes. Lower worldwide demand for urea during 1997, particularly in China, caused urea prices to fall from prior-year levels. Weather conditions during the 1997 planting season were more favorable for ammonia application which kept ammonia prices relatively strong while nitrogen solutions prices declined. In contrast, 1996 weather conditions forced a late planting season and favored nitrogen solutions applications resulting in higher prices than in 1997. Higher 1997 sales volumes were due in part to increased corn acres, which require more nitrogen than most other crops. Urea sales volumes in 1997 benefitted from expansion and efficiency improvement projects at the Courtright and Blytheville plants. Additionally, nitrogen solutions sales volumes were higher in 1997 reflecting the impact of production from the Port Neal plant which began production of nitrogen solutions in May 1996.

Operating income for the Nitrogen Products segment was $150 million and $255 million for 1997 and 1996, respectively. Lower sales prices, as discussed above, and 27% higher natural gas costs combined to reduce margins by $103 million in 1997 in comparison with 1996 results. In addition, depreciation expense increased $7 million during 1997 compared with 1996 due to the rebuilt Port Neal plant's higher depreciation base. The Corporation's use of financial derivatives to forward price a portion of its natural gas needs resulted in costs that were $42 million lower than if bought at 1997 spot prices. The increased sales volume contributed $16 million to 1997 operating income.

Methanol

Revenues for the Methanol segment amounted to $181 million and $133 million for 1997 and 1996, respectively. Average methanol sales prices were $0.58 per gallon for 1997 and $0.42 per gallon for 1996 which substantially accounted for the increase in revenues. The higher methanol prices reflect the tighter methanol market conditions caused by industry-wide planned and unplanned production outages and increased worldwide demand. Sales volumes declined 1% in 1997 to 311 million gallons compared with 1996.

Methanol operating income increased $45 million in 1997 compared with 1996 results. The increase is due to higher methanol sales prices which more than offset a 9% increase in natural gas costs. The Corporation's use of financial derivatives to forward price a portion of its natural gas needs resulted in cost savings of $15 million compared with buying at 1997 spot prices.

Other Operating Expense - Net

Other operating expense was $1.3 million in 1997 compared with $2.5 million in 1996. Other expense includes expenses not directly related to individual business segments, including certain insurance coverages, corporate finance fees and other costs.

Interest Expense - Net

Net interest expense was $57 million in 1997 compared with $53 million in 1996. Interest expense increased as a result of additional borrowings used to fund operations.

Minority Interest

Minority interest, representing primarily third-party unitholder interest in the earnings of Terra Nitrogen Company, L.P. (TNCLP), was $28 million for 1997 compared with $45 million in 1996. Minority interest declined primarily due to lower earnings from TNCLP operations.

Income Taxes

Income tax expense was recorded at an effective rate of 37% for 1997 compared with 32% in 1996. The 1997 tax provision includes an $8 million (2%) benefit from the recovery of amounts provided in prior years. During 1996, the Corporation purchased tax benefits from a Canadian subsidiary of Minorco, resulting in a deferred tax asset for the Corporation which reduced the effective tax rate by 9%.

Results of Operations

1996 Compared with 1995


Consolidated Results
The Corporation reported net income of $134.0 million, with diluted earnings per share of $1.72 and basic earnings per share of $1.74, on revenues of $2.32 billion for 1996 compared with net income of $159.5 million, with diluted earnings per share of $1.96 and basic earnings per share of $1.98, on revenues of $2.29 billion in 1995. The 1995 results included an extraordinary loss on early retirement of debt of $4.3 million, or $0.05 per share.

Total revenues and operating income by segment for the years ended December 31, 1996 and 1995 were as follows:

(in thousands)                                                1996                1995
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
REVENUES:

Distribution                                              $ 1,580,142         $  1,501,307
Nitrogen Products                                             654,486              635,126
Methanol                                                      132,533              194,565
Other - net of intercompany eliminations                      (50,675)             (38,825)
------------------------------------------------------------------------------------------------
                                                          $ 2,316,486         $  2,292,173
================================================================================================
OPERATING INCOME:

Distribution                                              $    23,872         $     40,665
Nitrogen Products                                             255,263              263,787
Methanol                                                       18,520               77,138
Other expense - net                                            (2,474)              (3,888)
------------------------------------------------------------------------------------------------
                                                          $   295,181         $    377,702
================================================================================================

Distribution

Revenues from the Distribution segment for the years ended December 31, 1996 and 1995 were as follows:


Distribution Revenues
--------------------------------------------------------------------
(in thousands)                        1996                1995
--------------------------------------------------------------------
Resale fertilizer                 $    386,774        $    360,725
Crop protection products               981,267             962,864
Seed                                    90,175              78,588
Other                                  121,926              99,130
--------------------------------------------------------------------
                                  $  1,580,142        $  1,501,307
====================================================================

Distribution revenues for the year ended December 31, 1996 increased 5.3% to $1.58 billion from the comparable 1995 period. New locations in 1996 contributed $69.0 million to the increase in revenues. Same store revenues did not significantly change in 1996 due to adverse weather conditions, change in mix of crops, lower insect pressure and the economic condition of some growers.

Operating income for the Distribution segment amounted to $23.9 million for 1996 in comparison with $40.7 million for 1995. Provisions for doubtful accounts increased $8.1 million in 1996 as a result of two consecutive years of drought conditions across Southern markets. Growth of the Distribution network to 393 locations from 382 in 1995 increased gross profits by $12.7 million but also increased selling expenses by $11.7 million. Expense increases resulting from an expanded sales force and additional equipment at existing locations to meet demands for services and products in the 1996 season exceeded increases to gross profits by approximately $8 million.

Nitrogen Products

Volumes and prices for the years ended December 31, 1996 and 1995 were as follows:

Volumes and Prices
----------------------------------------------------------------------------------------------
(excludes the Distribution segment)             1996                         1995
----------------------------------------------------------------------------------------------
                                         Sales         Average        Sales         Average
(quantities in thousands of tons)      Volumes      Unit Price      Volumes      Unit Price
----------------------------------------------------------------------------------------------
Ammonia                                  1,174      $      185        1,089     $       195
Nitrogen solutions                       3,180              94        2,667              95
Urea                                       575             179          640             189
----------------------------------------------------------------------------------------------

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

Methanol

Methanol revenues in 1996 and 1995 totaled $132.5 million and $194.6 million, respectively. Revenues declined in 1996 as the result of significantly lower selling prices. Prices fell almost one-third from $0.62 per gallon in 1995 to $0.42 per gallon in 1996. Sales volumes of 314.7 million gallons for 1996 remained steady in comparison with 1995.

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

Other Operating Expense - Net

Other operating expense was $2.5 million in 1996 compared with $3.9 million in 1995. Other expense includes expenses not directly related to individual business segments, including certain insurance coverages, corporate finance fees and other costs.

Interest Expense - Net

Net interest expense of $52.8 million in 1996 approximated 1995 amounts for the year ended December 31, 1996.

Minority Interest

Minority interest, representing primarily third-party unitholder interest in the earnings of Terra Nitrogen Company, L.P. (TNCLP), totaled $44.5 million in 1996 compared with $47.2 million in 1995. Minority interest declined due primarily to the purchase of Senior Preference Units (SPUs) by the Corporation in the second and third quarters of 1995.

Income Taxes

Income tax expense was recorded at an effective rate of 32.3% for the year ended December 31, 1996 compared with 41.3% in 1995. During 1996 the Corporation purchased tax benefits from a Canadian subsidiary of Minorco, resulting in a deferred tax asset for the Corporation which reduced the effective rate by 9.1%.

Liquidity and Capital Resources


The Corporation's primary uses of funds will be to fund its working capital requirements, make payments on its indebtedness and other obligations, make quarterly distributions to minority interests, disburse quarterly dividends on Common Shares, and make capital expenditures and acquisitions. Its principal sources of funds will be cash flow from operations and borrowings under available credit facilities. The Corporation believes that cash from operations and available financing sources will be sufficient to meet anticipated cash requirements.

Cash provided by operations in 1997 was $341 million. Working capital balances decreased $106 million in 1997 due to reductions to inventories and receipt of refundable income taxes. The ratio of current assets to current liabilities increased to 1.7 at December 31, 1997 from 1.4 at December 31, 1996. The Corporation has available a $350 million revolving credit facility for working capital needs. As of December 31, 1997, $7 million was outstanding under this facility.

Cash used for investing activities was $371 million in 1997. The purchase of plant and equipment amounted to $85 million. Cash used for acquisitions ($384 million) is comprised of $338 million to purchase the UK fertilizer business of ICI (now operated as Terra Nitrogen U.K.) and amounts paid to acquire new locations for the Corporation's distribution network. In October 1997, the Corporation announced plans to begin construction of a $57 million capital project to add an ammonia production loop to the methanol plant in Beaumont, Texas. The new facility is expected to add 255,000 tons per year of ammonia capacity without reducing methanol capacity. The project is expected to be operational in the fourth quarter of 1999. The Corporation expects 1998 capital expenditures, exclusive of expenditures related to the Beaumont ammonia production loop and the acquisition of retail distribution locations, to approximate $70 million consisting of the expansion of existing service centers, routine replacement of equipment, and efficiency improvements at manufacturing facilities.

During 1997, the Corporation reached a settlement of $321 million with its insurance carriers related to the Port Neal casualty property damage and business interruption claims. As of December 31, 1997, the Corporation had received $306 million of insurance receipts. The final cash settlement was received in January 1998.

The Corporation funded the acquisition of Terra Nitrogen U.K. with the issuance of $125 million of long-term debt, proceeds of $175 million from the contribution of a $225 million minority preferred limited partnership interest in the Corporation's Beaumont Methanol, Limited Partnership (BMLP) subsidiary and available cash. The additional $50 million proceeds contributed through the BMLP preferred partnership interest will be used to fund the ammonia production loop at the Beaumont plant. The Corporation prepaid $31 million of long-term debt in advance of the acquisition financing of Terra Nitrogen U.K.

On April 30, 1996, the Board of Directors of the Corporation authorized the repurchase of up to 8.5 million Common Shares on the open market and through privately negotiated transactions over the ensuing fifteen months. The share repurchase was completed in May 1997 for a total cost of $114.2 million.

On December 17, 1997, the Corporation announced that it is resuming purchases of common units of Terra Nitrogen Company, L.P. (TNCLP) on the open market and through privately negotiated transactions. Under an existing authorization of the Board of Directors dating back to May 1995, the Corporation may acquire up to 4 million common units of the 6.4 million common units currently held by the public. There were no purchases under this program in 1997.

During 1997, the Corporation distributed $5.19 per unit, or $33.3 million, to minority Unitholders, paid a dividend rate of 8.42%, or $1.1 million, to minority preferred stock shareholders, and paid a dividend of $0.18 per Common Share which totaled $13.5 million. The cash distribution to minority Unitholders for the first quarter included $18.5 million from the elimination of the reserve amount required to support four quarters of minimum quarterly distributions on the SPUs. Due to the redemption of the SPUs on May 27, 1997, this reserve amount was no longer required to be maintained.

Pursuant to the provisions of the TNCLP Agreement of Limited Partnership, the holders of all Senior Preference Units (SPUs) had the right, through March 31, 1997, to convert their SPUs into Common Units on a one-for-one basis. As of March 31, 1997, approximately 13.3 million of the 13.6 million previously issued and outstanding SPUs converted to Common Units. The 307,202 SPUs which did not convert to Common Units were redeemed by TNCLP on May 27, 1997 for $22.105 per unit, which included a $0.605 distribution per unit for the first quarter of 1997.

Port Neal Holdings Corp. redeemed its $25.0 million non-convertible, preferred stock on June 30, 1997.

Cash balances at December 31, 1997 were $180.1 million of which $5.4 million is used to collateralize letters of credit supporting recorded liabilities.

                     RECENTLY ISSUED ACCOUNTING STANDARDS
                     ------------------------------------

In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income". SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997 and will be adopted by the Corporation in its 1998 annual financial statements.

In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for the way public enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997, and the Corporation will adopt SFAS 131 in its 1998 financial statements. The Corporation currently complies with most of the provisions of this Statement, and any additional disclosure required is expected to be minimal.

                               YEAR 2000 ISSUES
                               ----------------

The Year 2000 issue concerns computer programs that use only the last two digits to identify the year in date fields. If not corrected, many of these computer applications could fail or create erroneous results on or before January 1, 2000. This issue affects virtually every company.

The Corporation has assigned dedicated resources to address its Year 2000 issues. A significant part, but not all, of the Corporation's computer environment has been assessed for Year 2000 issues and some remedial actions have been identified in these assessed areas. The impact of these remedial actions for areas where an assessment has already been completed is not expected to be material to the Corporation. Some of these actions have already been completed at minimal cost.

The Corporation has initiated an additional organization-wide review of all possible computing functions, including the process control systems and instrumentation in the manufacturing facilities. The Corporation is also assessing Year 2000 issues in relation to its customers, suppliers and other constituents because the actions of many such third parties may materially affect the Corporation.

The Corporation anticipates that it will complete all assessment, remediation and testing efforts for Year 2000 issues in advance of January 1, 2000 with no material adverse consequences. The costs or consequences of incomplete or untimely resolution of Year 2000 issues by the Corporation or third parties could have a material adverse affect on the Corporation.

                          FORWARD LOOKING PRECAUTIONS
                          ---------------------------

Information contained in this report, other than historical information, may be considered forward looking. Forward looking information reflects Management's current views of future events and financial performance that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially include, but are not limited to, the following: general economic conditions within the agricultural industry, competitive factors and pricing pressures, changes in product mix, changes in the seasonality of demand patterns, changes in weather conditions, changes in agricultural regulations, and other risks detailed in the "Factors that Affect Operating Results" section of this discussion.

Consolidated Statements of Financial Position

==========================================================================================
                                                                           At December 31,
------------------------------------------------------------------------------------------
(in thousands)                                            1997                  1996
------------------------------------------------------------------------------------------
Assets
 Cash and short-term investments                     $     180,062           $     100,742
 Accounts receivable, less allowance for doubtful
  accounts of $13,154 and $11,391                          111,690                  81,606
 Inventories                                               395,940                 422,938
 Other current assets                                       51,287                 107,008
------------------------------------------------------------------------------------------
 Total current assets                                      738,979                 712,294
------------------------------------------------------------------------------------------
 Equity and other investments                               24,485                  16,579
 Property, plant and equipment, net                      1,181,384                 846,353
 Excess of cost over net assets of acquired businesses     304,567                 291,645
 Deferred tax asset                                         10,794                  15,311
 Other assets                                               99,745                  87,183
------------------------------------------------------------------------------------------
 Total assets                                        $   2,359,954           $   1,969,365
==========================================================================================
Liabilities
 Debt due within one year                            $       9,538           $     118,937
 Accounts payable                                          203,554                 198,273
 Accrued and other liabilities                             223,163                 207,927
------------------------------------------------------------------------------------------
 Total current liabilities                                 436,255                 525,137
------------------------------------------------------------------------------------------
 Long-term debt                                            497,030                 404,707
 Deferred income taxes                                     193,456                 134,523
 Other liabilities                                          82,315                 125,013
 Minority interest                                         360,569                 173,893
 Commitments and contingencies (Note 12)
------------------------------------------------------------------------------------------
 Total liabilities                                       1,569,625           $   1,363,273
------------------------------------------------------------------------------------------
Stockholders' Equity
 Capital stock
  Common Shares, authorized 133,500 shares;
   74,977 and 75,010 shares outstanding                    127,581                 127,614
 Paid-in capital                                           548,772                 550,850
 Cumulative translation adjustment                          (8,488)                 (1,430)
 Retained earnings (deficit)                               122,464                 (70,942)
------------------------------------------------------------------------------------------
 Total stockholders' equity                                790,329                 606,092
------------------------------------------------------------------------------------------
 Total liabilities and stockholders' equity          $   2,359,954           $   1,969,365
==========================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                       Consolidated Statements of Income

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Year ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per-share amounts)                                                        1997          1996          1995
------------------------------------------------------------------------------------------------------------------------------------
Revenues
  Net sales                                                                                  $2,462,081    $2,264,509    $2,215,874
  Other income, net                                                                              80,288        51,977        76,299
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              2,542,369     2,316,486     2,292,173
------------------------------------------------------------------------------------------------------------------------------------
Cost and Expenses
  Cost of sales                                                                               1,967,344     1,722,450     1,657,070
  Selling, general and administrative expense                                                   323,975       300,897       259,295
  Equity in earnings of unconsolidated affiliates                                                (2,266)       (2,042)       (1,894)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              2,289,053     2,021,305     1,914,471
------------------------------------------------------------------------------------------------------------------------------------
  Income from operations                                                                        253,316       295,181       377,702
  Insurance recovery - damaged facility                                                         163,427           ---           ---
  Interest income                                                                                 6,525         7,102        13,811
  Interest expense                                                                              (63,153)      (59,947)      (64,897)
  Minority interest                                                                             (27,633)      (44,485)      (47,234)
------------------------------------------------------------------------------------------------------------------------------------
  Income before income taxes and extraordinary item                                             332,482       197,851       279,382
  Income tax provision                                                                          122,600        63,900       115,500
------------------------------------------------------------------------------------------------------------------------------------
  Income before extraordinary item                                                              209,882       133,951       163,882
  Extraordinary loss on early retirement of debt                                                 (2,995)          ---        (4,338)
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                                   $  206,887    $  133,951    $  159,544
====================================================================================================================================

Basic Earnings Per Share:
  Income before extraordinary item                                                           $     2.84    $     1.74    $     2.03
  Extraordinary loss on early retirement of debt                                                  (0.04)          ---         (0.05)
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                                   $     2.80    $     1.74    $     1.98
====================================================================================================================================

Diluted Earnings Per Share:
  Income before extraordinary item                                                           $     2.80    $     1.72    $     2.01
  Extraordinary loss on early retirement of debt                                                  (0.04)           --         (0.05)
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                                   $     2.76    $     1.72    $     1.96
====================================================================================================================================

See accompanying Notes to the Consolidated Financial Statements.


                     Consolidated Statements of Cash Flows
================================================================================================

                                                                        Year ended December 31,
------------------------------------------------------------------------------------------------
(in thousands)                                                      1997       1996        1995
------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                   $   206,887  $ 133,951  $  159,544
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities:
  Insurance recovery - damaged facility                         (163,427)       ---         ---
  Depreciation and amortization                                   96,091     83,210      66,075
  Deferred income taxes                                           66,342     15,959      47,849
  Minority interest in earnings                                   27,633     44,485      47,234
  Other non-cash items                                            (4,306)    (3,059)      2,544
Change in current assets and liabilities, excluding
 working capital purchased:
  Accounts receivable                                             (9,649)   100,359     (24,557)
  Inventories                                                     86,253    (53,185)    (30,466)
  Other current assets                                            45,276    (42,849)         46
  Accounts payable                                               (15,144)    (8,291)     22,950
  Accrued and other liabilities                                   (1,127)   (27,952)     35,349
Unreimbursed Port Neal casualty                                    7,629    (26,498)    (68,748)
Other                                                             (1,695)   (14,291)    (14,699)
------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                        340,763    201,839     243,121
------------------------------------------------------------------------------------------------
Investing Activities
  Port Neal plant construction                                   (29,860)   (86,323)   (133,106)
  Insurance proceeds from plant casualty                          95,057     26,675     127,557
  Acquisitions, net of cash acquired                            (384,284)   (16,181)    (22,326)
  Purchase of property, plant and equipment                      (55,249)   (99,326)    (44,023)
  Purchase of minority interest - TNCLP                              ---        ---     (28,834)
  Proceeds from asset sales                                        1,734      5,798         ---
  Other                                                            1,717        861       5,670
------------------------------------------------------------------------------------------------
Net Cash Used In Investing Activities                           (370,885)  (168,496)    (95,062)
------------------------------------------------------------------------------------------------
Financing Activities
  Net short-term borrowings                                     (116,332)    90,318       4,906
  Proceeds from issuance of long-term debt                       132,867        151     203,112
  Principal payments on long-term debt                           (33,611)    (4,412)   (349,134)
  Debt issuance costs                                             (9,203)       ---      (8,333)
  Stock (repurchase) issuance - net                              (21,264)   (91,131)      1,187
  Distributions to minority interests                            (34,402)   (53,493)    (36,750)
  Distribution reserve fund                                       18,480        ---         ---
  Redemption of SPUs                                              (6,604)       ---         ---
  Redemption of preferred stock                                  (24,950)       ---         ---
  Sale of minority interest in subsidiaries                      225,000        ---      24,950
  Dividends                                                      (13,481)   (11,582)     (8,662)
------------------------------------------------------------------------------------------------
Net Cash Provided by (Used In) Financing Activities              116,500    (70,149)   (168,724)
------------------------------------------------------------------------------------------------
Foreign Exchange Effect on Cash
  and Short-Term Investments                                      (7,058)    (1,159)        988
------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Short-Term Investments            79,320    (37,965)    (19,677)
Cash and Short-Term Investments at Beginning of Year             100,742    138,707     158,384
------------------------------------------------------------------------------------------------
Cash and Short-Term Investments at End of Year               $   180,062  $ 100,742  $  138,707
================================================================================================
Interest Paid                                                $    61,446  $  58,706  $   77,800
================================================================================================
Income Taxes Paid                                            $    18,519  $  80,340  $   47,665
================================================================================================
Noncash Investing and Financing Activities:
  Stock issuance for distribution locations acquisition      $    19,112  $   2,842  $      ---
================================================================================================

See accompanying Notes to the Consolidated Financial Statements.

          Consolidated Statements of Changes in Stockholders' Equity
================================================================================

                                            Capital Stock                   Cumulative    Retained
                                        ---------------------     Paid-In   Translation   Earnings
(in thousands)                           Shares       Amount      Capital   Adjustment    (Deficit)        Total
-------------------------------------------------------------------------------------------------------------------
December 31, 1994                        80,965      $133,770    $630,111   $  (1,259)    $(344,193)    $  418,429
 Exercise of stock options                  192           192       1,073         ---           ---          1,265
 Translation adjustment                     ---           ---         ---         988           ---            988
 Stock Incentive Plan                        16             8          11         ---           ---             19
 Dividends                                  ---           ---         ---         ---        (8,662)        (8,662)
 Net income                                 ---           ---         ---         ---       159,544        159,544
-------------------------------------------------------------------------------------------------------------------
December 31, 1995                        81,173       133,970     631,195        (271)     (193,311)       571,583
 Exercise of stock options, net             144           144         515         ---           ---            659
 Issuance of Common Shares                  219           219       2,623         ---           ---          2,842
 Repurchase of Common Shares             (6,827)       (6,827)    (84,963)        ---           ---        (91,790)
 Translation adjustment                     ---           ---         ---      (1,159)          ---         (1,159)
 Stock Incentive Plan                       301           108       1,480         ---           ---          1,588
 Dividends                                  ---           ---         ---         ---       (11,582)       (11,582)
 Net income                                 ---           ---         ---         ---       133,951        133,951
-------------------------------------------------------------------------------------------------------------------
December 31, 1996                        75,010       127,614     550,850      (1,430)      (70,942)       606,092
 Exercise of stock options, net             141           141       1,068         ---           ---          1,209
 Issuance of Common Shares                1,499         1,499      17,613         ---           ---         19,112
 Repurchase of Common Shares             (1,673)       (1,673)    (20,759)        ---           ---        (22,432)
 Translation adjustment                     ---           ---         ---      (7,058)          ---         (7,058)
 Dividends                                  ---           ---         ---         ---       (13,481)       (13,481)
 Net income                                 ---           ---         ---         ---       206,887        206,887
-------------------------------------------------------------------------------------------------------------------
December 31, 1997                        74,977      $127,581    $548,772    $ (8,488)     $122,464      $ 790,329
===================================================================================================================

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

Foreign exchange:
Results of operations for the foreign subsidiaries are translated using average currency exchange rates during the period while assets and liabilities are translated using current rates. Resulting translation adjustments are recorded as currency translation adjustments in stockholders' equity.

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

Excess of costs over net assets of acquired businesses:
The Corporation amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over periods ranging from 15 to 18 years. Management periodically determines the recoverability of this asset through an assessment of future operations.

Plant turnaround costs:
Costs related to the periodic scheduled major maintenance of continuous process production facilities (plant turnarounds) are deferred and charged to product costs on a straight-line basis during the period to the next scheduled turnaround, generally two years.

Hedging transactions:
Realized gains and losses from hedging activities and premiums paid for option contracts are deferred and recognized in the month to which the hedged transactions relate (see Note 13 - Derivative Financial Instruments).

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

Per-share results:
Earnings per share are calculated in accordance with SFAS 128, "Earnings Per Share". Basic earnings per share data are based on the weighted-average number of Common Shares outstanding during the period. Diluted earnings per share data are based on the weighted-average number of Common Shares outstanding and the effect of all dilutive potential common shares including stock options, restricted shares and contingent shares. All prior periods have been restated in accordance with SFAS 128.

Recently issued accounting standards:
In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income" which will be effective in 1998. The Corporation anticipates minimal impact from this statement. Also in June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" which will be effective in 1998. The Corporation currently complies with most provisions of this Statement, and any additional disclosure required by this Statement is expected to be minimal.

2.  Acquisitions
On December 31, 1997, a wholly owned subsidiary of the Corporation, Terra International (Canada) Inc. (Terra Canada) acquired two nitrogen fertilizer manufacturing plants in the United Kingdom from Imperial Chemical Industries PLC
(ICI) for approximately $338 million. The plants, located in Billingham and Severnside, England, produce nitrogen products for sale in the agricultural and industrial markets in the U.K. and western Europe. The acquisition has been accounted for using the purchase method of accounting. The Corporation funded the acquisition with $125 million from a five year term loan provided by a bank group and secured by the assets of Terra Canada, $175 million as part of a contribution to the Corporation for a $225 million minority preferred limited interest in its Beaumont Methanol, Limited Partnership subsidiary, and the balance with available cash. The purchase price was allocated to the assets based on estimated fair values at the date of acquisition. The allocation of the purchase price to assets acquired is based on preliminary estimates and may change upon completion of the audit of the opening balance sheet. The excess of the purchase price over the fair value of the assets acquired of $24 million will be amortized on a straight line basis over 18 years which is estimated to be the average remaining useful life of the manufacturing plants acquired.

Under an ammonium nitrate agreement with ICI, related to the acquisition, which covers 500,000 metric tons per year, the Corporation has agreed to make payments based on the market price of ammonium nitrate in connection with the Corporation's U.K. Business. The Corporation will be required to make a payment for each year through 2002 if average ammonium nitrate prices exceed certain thresholds during any year, subject to maximum payments of (Pounds)58 million ($95.7 million USD) over the term of the agreement. As a result of making any such payments, the Corporation will not benefit fully from the U.K. price of ammonium nitrate over certain thresholds during the term of this agreement.

Operating results subsequent to the date of acquisition will be reflected in the 1998 Consolidated Statements of Income. The following represents unaudited pro forma results of operations of the Corporation and the acquired manufacturing plants as if the acquisition had occurred at the beginning of 1996:

                                          Year Ended December 31,
                                         --------------------------
(in thousands, except per-share data)         1997          1996
-------------------------------------------------------------------
  Revenues                               $  2,845,200  $  2,671,200
  Income before extraordinary item       $    204,000  $    179,100
  Net income                             $    204,000  $    176,100
  Basic EPS
   Income before extraordinary item      $       2.76  $       2.32
   Net income                            $       2.76  $       2.28
  Diluted EPS
   Income before extraordinary item      $       2.72  $       2.30
   Net income                            $       2.72  $       2.26
-------------------------------------------------------------------

The pro forma operating results were adjusted to include depreciation of the fair value of capital assets acquired based on estimated useful lives, amortization of intangibles, interest expense of the acquisition borrowings and the effect of income taxes. The pro forma information listed above does not purport to be indicative of the results that would have been obtained if the operations were combined during the above period, and is not intended to be a projection of future operating results or trends.

Identifiable assets in the United Kingdom totaled $358 million as of December 31, 1997.

3. Earnings Per Share

The FASB issued SFAS 128, "Earnings Per Share" (EPS), which is effective for 1997 financial statements. SFAS 128 requires dual presentation of Basic and Diluted EPS, as well as restatement of EPS for all periods for which an income statement or summary of earnings is presented. The following table provides a reconciliation between Basic and Diluted EPS.

(in thousands, except per-share data)  1997                         1996                        1995
----------------------------------------------------------------------------------------------------------------
                                              Per-Share                   Per-Share                    Per-Share
                          Income     Shares    Amount    Income   Shares   Amount     Income    Shares  Amount
----------------------------------------------------------------------------------------------------------------
Basic EPS
Income before
 extraordinary item       $209,882     73,830   $2.84   $133,951  77,178      $1.74   $163,882  80,730   $2.03
Effect of Dilutive
 Securities
  Stock options                           513                        572                           597
  Restricted shares                       346                         83                           ---
  Contingent shares                       336                        ---                           ---
----------------------------------------------------------------------------------------------------------------
Diluted EPS               $209,882     75,025   $2.80   $133,951  77,833      $1.72   $163,882  81,327   $2.01
================================================================================================================

4.  Accounts Receivable

On August 20, 1996, the Corporation, through Terra Funding Corporation (TFC), a beneficially owned subsidiary of the Corporation and a limited purpose corporation, entered into an agreement with a financial institution to sell an undivided interest in its accounts receivable. Under the agreement, which expires August 20, 1999, the Corporation may sell without recourse an undivided interest in a designated pool of its accounts receivable and receive up to $150 million in proceeds. Undivided interests in new receivables may be sold as amounts are collected on previously sold interests. As of December 31, 1997, the proceeds of the uncollected balance of accounts receivable sold totaled $150 million. The Corporation pays a monthly discount fee on the outstanding amount of the accounts receivable sold which is included in interest expense in the Consolidated Statements of Income. TFC is a separate legal entity whose creditors have received security interests in its assets.

5.   Inventories

Inventories consisted of the following at December 31:


(in thousands)                                            1997           1996
--------------------------------------------------------------------------------
Raw materials                                         $   41,724     $   39,782
Finished goods                                           354,216        383,156
--------------------------------------------------------------------------------
Total                                                 $  395,940     $  422,938
================================================================================

6.   Other Current Assets

Other current assets consisted of the following at December 31:


(in thousands)                                            1997           1996
--------------------------------------------------------------------------------
Deferred tax asset - current                          $    8,332     $   15,180
Income taxes recoverable - federal                           ---         12,641
Income taxes recoverable - foreign                           ---         10,884
Partnership distribution reserve fund                        ---         18,480
Insurance recoverable                                     14,314            ---
Other current assets                                      28,641         49,823
--------------------------------------------------------------------------------
Total                                                 $   51,287     $  107,008
================================================================================

7.   Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following at December 31:


(in thousands)                                            1997           1996
--------------------------------------------------------------------------------
Land and buildings                                    $  143,816     $  128,741
Plant and equipment                                    1,212,955        886,150
Finance leases                                             3,526          3,526
Construction in progress                                  81,561         30,576
--------------------------------------------------------------------------------
                                                       1,441,858      1,048,993
Less accumulated depreciation and amortization          (260,474)      (202,640)
--------------------------------------------------------------------------------
Total                                                 $1,181,384     $  846,353
================================================================================

8.   Port Neal Casualty

On December 13, 1994, the Corporation's Port Neal facility in Iowa was extensively damaged as a result of an explosion. Insurance was in force to cover the Corporation's property damage, business interruption and third-party liability claims. During 1997, the Corporation reached a settlement with all its insurance carriers, who agreed to pay the Corporation a total claim fixed at $321 million. Estimated lost profits under the business interruption policy were included in income in 1996 and 1995. The rebuild of the Port Neal plant required the recognition of a new cost basis for the facility, which resulted in recording a substantial gain in 1997 representing the difference between the property insurance settlement received on the Port Neal plant and the carrying value of the facility at the time of the explosion less uninsured expenses. The Corporation capitalized $249 million related to the rebuild of the Port Neal manufacturing facility.

9.   Debt Due Within One Year

Debt due within one year consisted of the following at December 31:


(in thousands)                                            1997           1996
--------------------------------------------------------------------------------
Short-term borrowings                                 $     ---       $ 116,332
Current maturities of long-term debt                      9,538           2,605
--------------------------------------------------------------------------------
Total                                                 $   9,538       $ 118,937
================================================================================

Weighted average short-term borrowings                $  96,741       $ 109,701
================================================================================

Weighted average interest rate                              7.6%            7.6%
================================================================================

The Corporation has a credit agreement to provide revolving credit facilities of up to $350 million for seasonal working capital needs and other corporate purposes. There was $7.0 million outstanding at December 31, 1997 which was classified as long-term debt under the facility. Interest on borrowings under this line is charged at current market rates.

Under the credit agreement, the Corporation has agreed, among other things, to maintain certain financial covenants including minimum net worth and interest coverage ratios and maximum debt to cash flow ratios, and to adhere to certain limitations on additional debt, capital expenditures, acquisitions, liens, asset sales, investments, prepayment of subordinated indebtedness, changes in lines of business and transactions with affiliates. The Corporation's revolving credit facilities expire December 31, 2000. A commitment fee is charged on the unused portion of the facilities under the credit agreement, currently 3/8 percent adjustable based on the Corporation's most recent quarter debt to cash flow ratio. The credit agreement is secured by the stock of certain principal subsidiaries of the Corporation as well as substantially all the property of certain subsidiaries.

10.  Accrued and Other Liabilities

Accrued and other liabilities consisted of the following at December 31:


(in thousands)                                            1997           1996
--------------------------------------------------------------------------------
Customer deposits                                     $   99,582      $ 102,347
Payroll and benefit costs                                 35,684         26,382
Income taxes - federal                                    14,487            ---
Income taxes - foreign                                     1,741            ---
Income taxes - state                                       4,286          5,096
Other                                                     67,383         74,102
--------------------------------------------------------------------------------
Total                                                 $  223,163      $ 207,927
================================================================================

                                                                              27
11.  Long-Term Debt

Long-term debt consisted of the following at December 31:

(in thousands)                                                          1997        1996
-------------------------------------------------------------------------------------------
Senior Notes, 10.5%, due 2005                                        $  200,000   $ 200,000
Senior Notes, 10.75%, due 2003                                          158,755     158,755
Bank Term Notes, due 2003                                               125,000         ---
Senior Notes, 8.48%, originally due 2005                                    ---      30,000
Industrial Development Revenue Bonds bearing interest at an
 average 6.81% with increasing payments from 1998 to 2011                 8,645       8,860
Notes, 8.75%, originally due 1998                                           ---       2,000
Other                                                                    14,168       7,697
-------------------------------------------------------------------------------------------
                                                                        506,568     407,312
Less current maturities                                                  (9,538)     (2,605)
-------------------------------------------------------------------------------------------
Total                                                                $  497,030   $ 404,707
===========================================================================================

Scheduled principal payments for each of the five years 1998 through 2002 are $9.5 million, $16.5 million, $11.2 million, $8.4 million and $0.6 million, respectively.

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

The Bank Term Notes are secured by substantially all assets of Terra International (Canada) Inc., a beneficially owned subsidiary of the Corporation. The Notes require specified annual payments with the balance due January 2, 2003. The Notes bear interest at a rate based on current market rates, currently 7.19%. The Notes include covenants similar to the credit agreement described in Note 9 - Debt Due Within One Year.

The $30 million unsecured 8.48% Senior Notes and the 8.75% Notes were retired in December 1997.

The Industrial Development Revenue Bonds due in 2011 are secured by a letter of credit guaranteed by the Corporation and, along with other long-term debt due in 2003, by the Corporation's headquarters building located in Sioux City, Iowa.

12.  Commitments and Contingencies

The Corporation and its subsidiaries are committed to various non-cancelable operating leases for agricultural equipment, and office, production, and storage facilities expiring on various dates through 2017. Total minimum rental payments are as follows:

(in thousands)
--------------------------------------------------------------------------------
1998                                                               $ 50,831
1999                                                                 39,900
2000                                                                 29,615
2001                                                                 15,603
2002 and thereafter                                                  30,109
--------------------------------------------------------------------------------
Total                                                              $166,058
================================================================================

Total rental expense under all leases, including short-term cancelable operating leases, was approximately $54.3 million, $54.1 million and $46.8 million for the years ended December 31, 1997, 1996 and 1995, respectively.

The Corporation is contingently liable for retiree medical benefits of employees of coal mining operations sold on January 12, 1993. Under the purchase agreement, the purchaser agreed to indemnify the Corporation against its obligations under certain employee benefit plans. Due to the Coal Industry Retiree Health Benefit Act of 1992, certain retiree medical benefits of union coal miners have become statutorily mandated, and all companies owning 50% or more of any company liable for such benefits as of certain specified dates becomes liable for such benefits if the company directly liable is unable to pay them. As a result, if the purchaser becomes unable to pay its retiree medical obligations assumed pursuant to the sale, the Corporation may have to pay such amount. The Corporation has provided reserves equal to the estimated present value of these liabilities of $20 million at December 31, 1997.

The Corporation is involved in various legal actions and claims, including environmental matters, arising from the normal course of business. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the results of operations, financial position or net cash flows of the Corporation.

13.  Derivative Financial Instruments

The Corporation manages three categories of risk using derivative financial instruments: (a) foreign currency fluctuations, (b) changes in natural gas supply prices and (c) interest rate fluctuations. Derivative financial instruments have credit risk and market risk.

To manage credit risk, the Corporation enters only into derivative transactions with counter-parties who are currently rated BBB or better or equivalent as recognized by a national rating agency. The Corporation will not enter into transactions with counter-parties if the additional transaction will result in credit exposure exceeding $20 million. The credit rating of counter-parties may be modified through guarantees, letters of credit or other credit enhancement vehicles.

Market risk related to derivative financial instruments should be substantially offset by changes in the valuation of the underlying items being hedged.

The Corporation classifies a derivative financial instrument as a hedge if all of the following conditions are met:

1. The item to be hedged must expose the enterprise to currency, interest or price risk.

2. It must be probable that the results of the hedge position substantially offset the effects of currency, interest or price changes on the hedged item (e.g., there is a high correlation between the hedge position and changes in market value of the hedge item).

3. The derivative financial instrument must be designated as a hedge of the item at the inception of the hedge.

A change in the market value of a derivative financial instrument is recognized as a gain or loss in the period of the change unless the instrument meets the criteria to qualify as a hedge. If the hedge criteria are met, the accounting for the derivative financial instrument is related to the accounting for the hedged item so that changes in the market value of the derivative financial instrument are recognized in income when the effects of related changes in the currency rate, interest rate or price of the hedged item are recognized.

A change in the market value of a derivative financial instrument that is a hedge of a firm commitment is included in the measurement of the transaction that satisfies the commitment. The Corporation accounts for a change in the market value of a derivative financial instrument that hedges an anticipated transaction in the measurement of the subsequent transaction. If a derivative financial instrument that has been accounted for as a hedge is closed before the date of the anticipated transaction, the Corporation carries forward the accumulated change in value of the contract and includes it in the measurement of the related transaction.

Foreign Currency Fluctuations - The Corporation enters into foreign exchange forward and option contracts to manage risk associated with foreign currency exchange rate fluctuations. The contracts are designated as hedges of fixed obligations and hedges of net foreign currency positions. Contract maturities are consistent with the settlement dates of items being hedged. Foreign currency hedges require cash settlement at termination. Gains and losses on these contracts are deferred and included as a component of the related transaction. The cash flows related to these transaction gains and losses are reported as cash flows from operating activities.

A significant portion of the Corporation's Canadian production is sold in the U.S., or is based on U.S. prices, but many of the production costs are in Canadian dollars. As a result, the Corporation's earnings will decline when the Canadian dollar increases in value compared with the U.S. dollar. Consequently, the Corporation buys Canadian dollars forward or uses derivatives to fix future exchange rates over a twelve-month period to cover a portion of its estimated net Canadian dollar requirements which include firm commitments to purchase natural gas. As of December 31, 1997, the existing forward contracts represented approximately 15% of anticipated net 1998 Canadian dollar requirements of approximately $20 million (Cdn).

Natural Gas Prices - United Kingdom Operations - To meet natural gas production requirements at the Corporation's United Kingdom production facilities, the Corporation enters into fixed price supply contracts. Accordingly, the Corporation does not have a hedging program related to its United Kingdom natural gas needs.

Natural Gas Prices - North American Operations - Natural gas supplies to meet production requirements at the Corporation's production facilities are purchased at market prices. Natural gas market prices, as with other commodities, are volatile and the Corporation effectively fixes prices for a portion of its natural gas production requirements and inventory through the use of futures contracts, swaps and options. These contracts reference physical natural gas prices or appropriate NYMEX futures contract prices. Contract physical prices are frequently based on the Henry Hub Louisiana price, but natural gas supplies for the Corporation's six production facilities are physically purchased for each plant location which often creates a location basis differential between the contract price and the physical price of natural gas. Accordingly, the use of financial derivatives may not exactly offset the change in the price of physical gas. The contracts are traded in months forward and settlement dates are scheduled to coincide with gas purchases during that future period.

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

The following summarizes open natural gas contracts at December 31, 1997 and 1996:

(in thousands)              1997                           1996
--------------------------------------------------------------------------------
                   Contract      Unrealized        Contract      Unrealized
                     MMBtu          Gain             MMBtu       Gain (Loss)
--------------------------------------------------------------------------------
Futures               (540)     $      ---          2,530        $   (1,024)
Swaps              133,570          29,219        177,315            41,958
Options                ---             ---          6,260             1,102
--------------------------------------------------------------------------------
                   133,030      $   29,219        186,105        $   42,036
================================================================================

Annual production requirements are approximately 134 million MMBtu. Contracts were in place at December 31, 1997 to cover 68% of 1998 natural gas requirements, 34% for 1999 and 5% for 2000.

Gains and losses on settlement of these contracts and premium payments on option contracts are credited or charged to cost of sales in the month in which the hedged transaction occurs. The risk and reward of outstanding natural gas positions are directly related to increases or decreases in natural gas prices in relation to the underlying NYMEX natural gas contract prices. Realized gains on closed contracts of $1.6 million relating to future periods have been deferred and are included in other current assets as of December 31, 1997. Cash flows related to natural gas hedging are reported as cash flows from operating activities.

During 1997 and 1996, natural gas hedging activities reduced the Corporation's natural gas costs by approximately $57.6 million and $74.3 million, respectively, compared with spot prices. During 1995, natural gas hedging activities produced cost increases of approximately $34.5 million compared with spot prices.

The Corporation has also entered into basis swaps. Such contracts require payments to or from the Corporation for the amount, if any, that monthly published gas prices from the source specified in the contract differ from prices of NYMEX natural gas futures during a specified period. There are no initial cash requirements related to the basis swap agreements. Gains and losses on settlement of these contracts are credited or charged to cost of sales in the month in which the hedged transaction occurs. Cash flows related to natural gas basis swaps are reported as cash flows from operating activities.
As of December 31, 1997 and 1996, MMBtu's under such contracts totaled 104.6 million and 16.0 million, respectively. The unrealized loss on basis swaps at December 31, 1997 was $2.0 million.

Interest Rate Fluctuations -The Corporation has entered into interest rate swap agreements to fix the interest rate on a portion of its floating rate debt at an average rate of approximately 6.09% per annum. The interest rate swap
agreements are designated as hedges.   At December 31, 1997, the notional amount
of the swap agreement was approximately $300 million. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense. Cash flows for the interest rate swap agreements are classified as cash flows from operations.

The following table presents the carrying amounts and estimated fair values of the Corporation's derivative financial instruments at December 31, 1997 and 1996. SFAS 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                           1997               1996
--------------------------------------------------------------------------------
                                   Carrying    Fair      Carrying   Fair
(in millions)                       Amount     Value      Amount    Value
--------------------------------------------------------------------------------
Foreign currency                   $  ---     $ (0.1)    $  ---     $ ---
Natural gas                           5.7       32.9        9.6      51.6
Interest rate                         ---       (2.1)       0.3       0.3
--------------------------------------------------------------------------------

The following methods and assumptions were used to estimate the fair value of each class of derivative financial instrument:

Foreign currency contracts: Estimated based on quotations received from a quotation service and computations prepared by the Corporation.

Natural gas futures, swaps, options and basis swaps: Estimated based on quoted market prices from brokers, and computations prepared by the Corporation.

Interest rate swap agreements: Estimated based on quotes from the market makers of these instruments.

14.  Financial Instruments and Concentrations of Credit Risk

The following table presents the carrying amounts and estimated fair values of the Corporation's financial instruments at December 31, 1997 and 1996. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                               1997                  1996
---------------------------------------------------------------------------------
                                        Carrying    Fair      Carrying      Fair
(in millions)                            Amount     Value      Amount      Value
---------------------------------------------------------------------------------
Financial Assets
      Cash and short-term investments    $ 180.1    $ 180.1    $ 100.7    $ 100.7
      Receivables                          111.7      111.7       81.6       81.6
      Equity and other investments          24.5       26.3       16.6       18.6
      Other assets                           9.9        9.9        9.2        9.8
Financial Liabilities
      Short-term borrowings                  ---        ---     (116.3)    (116.3)
      Long-term debt                      (506.6)    (530.5)    (407.3)    (437.0)
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

Concentration of Credit Risk - The Corporation is subject to credit risk through trade receivables and short-term investments. Although a substantial portion of its debtors' ability to pay is dependent upon the agribusiness economic sector, credit risk with respect to trade receivables generally is minimized due to a large customer base and its geographic dispersion. Short-term cash investments are placed in short duration corporate and government debt securities funds with well capitalized, high quality financial institutions. By policy, the Corporation limits the amount of credit exposure in any one type of investment instrument.

Financial Instruments - At December 31, 1997, the Corporation had letters of credit outstanding totaling $21.2 million, guaranteeing various insurance and financing activities. Short-term investments of $5.4 million at December 31, 1997 and 1996 are restricted to collateralize certain letters of credit.

15.  Stockholders' Equity

The Corporation allocates $1.00 per share upon the issuance of Common Shares to the Common Share capital account.

At December 31, 1997, 1.7 million Common Shares were reserved for issuance upon award of restricted shares and exercise of employee stock options.

The Corporation has authorized 16,500,000 Trust Shares for issuance. There was no activity related to the Trust Shares from December 31, 1994 to December 31, 1997 and no Trust Shares were outstanding at December 31, 1997.

Port Neal Holdings Corp. (PNH) was structured to finance and complete the construction of the Port Neal manufacturing facility and was partially financed by the issuance of $25 million of non-convertible preferred stock to unrelated third parties in September 1995. PNH redeemed the preferred stock on June 30, 1997.

16.  Stock-Based Compensation

The Corporation accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees", which utilizes the intrinsic value method. Compensation cost related to stock-based compensation was $1.2 million, $2.8 million and $1.0 million for the years ended December 31, 1997, 1996 and 1995, respectively.

The Corporation's 1997 Stock Incentive Plan authorized granting key employees awards in the form of options, rights, performance units or restricted stock. The aggregate number of Common Shares that may be subject to awards under the plan may not exceed 3.8 million shares. There were no outstanding rights or performance units at December 31, 1997. The Corporation's 1992 Stock Incentive Plan authorized granting key employees options, performance units and restricted shares. No further awards may be granted under the 1992 Plan. Options generally may not be exercised prior to one year or more than ten years from the date of grant. Stock options and restricted shares vest over specified periods, or in some cases upon the attainment, prior to a termination date, of pre-established market price objectives for the Corporation's Common Shares. The restricted shares are entitled to normal voting rights and earn dividends as declared during the performance periods. At December 31, 1997, 2,960,000 Common Shares were available for grant under the 1997 Plan.

A summary of the Corporation's stock-based compensation activity related to stock options for the years ended December 31, is as follows:


(options in thousands)
-------------------------------------------------------------------------------------------------
                                          1997                  1996                  1995
                                   ------------------    ------------------    ------------------
                                             Weighted              Weighted              Weighted
                                             Average               Average               Average
                                             Exercise              Exercise              Exercise
                                   Number     Price      Number     Price      Number     Price
-------------------------------------------------------------------------------------------------
Outstanding - beginning of year     1,719     $ 9.44      1,350     $ 6.92      1,533     $ 6.79
Granted                               871      12.23        535      14.62          9      13.00
Expired/terminated                     21      14.49          8      10.50        ---        ---
Exercised                             141       8.23        158       5.36        192       6.16
-------------------------------------------------------------------------------------------------
Outstanding - end of year           2,428     $10.47      1,719     $ 9.44      1,350     $ 6.92
=================================================================================================

The following table summarizes information about stock options outstanding and exercisable at December 31, 1997:


(options in thousands)
-------------------------------------------------------------------------------------------------------
                                    Options Outstanding                        Options Exercisable
                     -------------------------------------------------    -----------------------------
                                        Weighted
                                        Average            Weighted                         Weighted
     Range of          Number          Remaining           Average          Number          Average
  Exercise Prices    Outstanding    Contractual Life    Exercise Price    Exercisable    Exercise Price
-------------------------------------------------------------------------------------------------------
 $ 3.00    $ 5.99         519          4.3 years            $ 4.99            519            $ 4.99
   6.00      8.99         234          1.5                    6.81            234              6.81
   9.00     11.99         281          7.0                   10.50            140             10.50
  12.00     14.99       1,394          9.6                   13.12            180             14.62
-------------------------------------------------------------------------------------------------------
 Total                  2,428          7.4                  $10.47          1,073            $ 7.72
=======================================================================================================

There were 1,035,000 and 1,052,000 options exercisable at December 31, 1996 and 1995, respectively.

The weighted average fair value of options granted was $3.58 per option for 1997, $4.34 per option for 1996 and $5.08 per option for 1995. The fair value of options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                    1997          1996          1995
--------------------------------------------------------------------------------
Risk-free interest rate             5.77%         5.93%         6.45%
Dividend yield                      1.40%         1.00%         1.00%
Expected volatility                28.00%        27.00%        27.00%
Expected life (years)                4.6           4.5           7.0
================================================================================

There were 20,000 restricted shares granted during 1997 with a weighted average fair value of $14.63 per share. There were 376,000 restricted shares granted during 1996 with a weighted average fair value of $14.40 per share. There were 54,000 restricted shares granted during 1995 with a weighted average fair value of $12.80 per share.

The pro forma impact on net income and diluted earnings per share of accounting for stock-based compensation using the fair value method required by SFAS 123, "Accounting for Stock-Based Compensation" is as follows:

(in thousands, except per-share data)          1997         1996         1995
--------------------------------------------------------------------------------
Net income
     As reported                            $ 206,887    $ 133,951    $ 159,544
     Pro forma                                205,626      133,816      159,561
Diluted earnings per share
     As reported                            $    2.76    $    1.72    $    1.96
     Pro forma                                   2.74         1.72         1.96
================================================================================

The pro forma impact only takes into account stock-based compensation grants since January 1, 1995 and is likely to increase in future years as additional awards are granted and amortized ratably over the vesting period.

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

(in thousands)                                  1997         1996         1995
--------------------------------------------------------------------------------
Current service cost                          $ 5,394      $ 5,280      $ 4,120
Interest on projected benefit obligation        6,651        6,098        4,746
Actual return on assets                       (17,025)      (6,591)     (12,763)
Net amortization and other                     10,501        1,203        8,080
--------------------------------------------------------------------------------
Pension expense                               $ 5,521      $ 5,990      $ 4,183
================================================================================

The following table reconciles the plans' funded status to amounts included in the Consolidated Statements of Financial Position at December 31:

(in thousands)                                                        1997                              1996
-------------------------------------------------------------------------------------------------------------------------
                                                                          Plans with                        Plans with
                                                          Plans with      accumulated      Plans with       accumulated
                                                       assets in excess   benefits in   assets in excess    benefits in
                                                        of accumulated     excess of     of accumulated      excess of
                                                           benefits       plan assets       benefits        plan assets
-------------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
     Vested benefit obligations                           $ (67,090)       $ (3,534)       $ (57,455)        $ (3,206)
     Accumulated benefit obligations                      $ (72,914)       $ (3,766)       $ (62,092)        $ (3,354)
     Projected benefit obligations                        $ (90,449)       $ (4,144)       $ (84,997)        $ (4,169)
Plan assets at fair value                                    87,357             ---           71,596              ---
-------------------------------------------------------------------------------------------------------------------------
Funded status                                                (3,092)         (4,144)         (13,401)          (4,169)
Unrecognized net experience loss (gain)                      (7,957)            461            5,570              915
Unrecognized prior service cost                                 (14)            286              155              276
Unrecognized net transition (asset) obligation               (2,005)            407           (2,371)             466
Additional minimum liability                                    ---            (731)             ---             (753)
-------------------------------------------------------------------------------------------------------------------------
Pension liability                                         $ (13,068)       $ (3,721)       $ (10,047)        $ (3,265)
=========================================================================================================================

The assumptions used to determine the actuarial present value of benefit obligations and pension expense during each of the years in the three-year period ended December 31, 1997 were as follows:

                                                   1997       1996      1995
--------------------------------------------------------------------------------
Weighted average discount rate                     7.25%      7.5%      7.25%
Long-term per annum compensation increase          4.0%       5.0%      5.0%
Long-term return on plan assets                    9.5%       9.5%      9.5%
================================================================================

As of December 31, 1997, the Corporation acquired two fertilizer manufacturing plants in the United Kingdom from Imperial Chemical Industries PLC (ICI). Employees of these plants became employees of the Corporation. These employees may elect to transfer their ICI pension to the Corporation's pension plans in 1998. Any transfer will be fully funded by ICI.

The Corporation also sponsors a qualifying savings plan covering most full-time employees. Contributions made by participating employees are matched based on a specified percentage of employee contributions up to 6% of the employees' pay base. The cost of the Corporation's matching contribution to the savings plan totaled $4.6 million in 1997, $4.0 million in 1996 and $3.7 million in 1995.

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

The following table indicates the components of the post-retirement medical benefits obligation included in the Corporation's Consolidated Statements of Financial Position at December 31:

(in thousands)                                                1997        1996
--------------------------------------------------------------------------------
Accumulated post-retirement medical benefit obligation:
     Retirees                                             $ (2,791)   $  (2,554)
     Fully eligible active plan participants                (1,873)      (2,099)
     Other active participants                                (634)      (4,583)
--------------------------------------------------------------------------------
     Funded status                                          (5,298)      (9,236)
     Unrecognized net gain                                  (1,619)      (3,367)
     Unrecognized prior service benefit                       (701)      (1,505)
--------------------------------------------------------------------------------
Accrued post-retirement benefit cost                      $ (7,618)   $ (14,108)
================================================================================

Net periodic post-retirement medical benefit cost consisted of the following components:

(in thousands)                                       1997      1996       1995
--------------------------------------------------------------------------------
Service cost of benefits earned                  $    409    $  424    $   521
Interest cost on accumulated post-retirement
 medical benefit obligation                           644       638        730
Net amortization and other                           (339)     (260)      (193)
Effect of curtailment                              (7,004)      ---        ---
--------------------------------------------------------------------------------
Post-retirement medical benefit cost (income)    $ (6,290)   $  802    $ 1,058
================================================================================

During 1997, the Corporation amended its retiree medical plan to eliminate retiree medical benefits for eligible employees who do not retire and elect participation on or before January 1, 2002. The impact of the amendment was a $7.0 million decrease to post-retirement medical benefit expense.

The Corporation limits its future obligation for post-retirement medical benefits by capping at 5% the annual rate of increase in the cost of claims it assumes under the plan. The weighted average discount rate used in determining the accumulated post-retirement medical benefit obligation is 7.25% in 1997, 7.5% in 1996, and 7.25% in 1995.

19.  Other Income, Net

Other income consisted of the following:

(in thousands)                                               1997          1996         1995
------------------------------------------------------------------------------------------------
Fertilizer service revenue                                 $ 33,623      $ 28,529      $ 25,132
Service charge income                                        11,074        10,318         8,178
Other, including business interruption                       35,591        13,130        42,989
------------------------------------------------------------------------------------------------
Total                                                      $ 80,288      $ 51,977      $ 76,299
================================================================================================

20.  Income Taxes

Components of the income tax provision (benefit) applicable to operations are as follows:

(in thousands)                                               1997          1996         1995
------------------------------------------------------------------------------------------------
Current:
    Federal                                                $ 48,214      $ 28,853      $ 45,938
    Foreign                                                   2,352        12,939        12,285
    State                                                     5,692         6,149         9,416
------------------------------------------------------------------------------------------------
                                                             56,258        47,941        67,639
------------------------------------------------------------------------------------------------
Deferred:
    Federal                                                  43,938        49,994        42,673
    Foreign                                                  16,923       (34,876)        3,568
    State                                                     5,481           841         1,620
------------------------------------------------------------------------------------------------
                                                             66,342        15,959        47,861
------------------------------------------------------------------------------------------------
Total income tax provision                                 $122,600      $ 63,900      $115,500
================================================================================================

The income tax provision differs from the federal statutory provision for the following reasons:

(in thousands)                                               1997          1996         1995
------------------------------------------------------------------------------------------------
Income from operations before taxes:
    U.S.                                                   $281,850      $138,318      $237,892
    Canada                                                   50,632        59,533        41,490
------------------------------------------------------------------------------------------------
                                                           $332,482      $197,851      $279,382
================================================================================================
Statutory income tax:
    U.S.                                                   $ 98,648      $ 48,411      $ 83,262
    Canada                                                   19,240        22,801        15,891
------------------------------------------------------------------------------------------------
                                                            117,888        71,212        99,153
Purchased Canadian tax benefit                               (8,144)      (18,000)          ---
Non-deductible expenses, primarily goodwill                   6,632         6,312         6,020
State and local income taxes                                  9,225         6,069         8,345
Benefit of loss carryforwards                                  (975)       (1,001)       (1,183)
Other                                                        (2,026)         (692)        3,165
------------------------------------------------------------------------------------------------
Income tax provision                                       $122,600      $ 63,900      $115,500
================================================================================================

Current deferred tax assets totaled $8.3 million and $15.2 million at December 31, 1997 and 1996, respectively, while deferred tax liabilities totaled $193.5 million and $134.5 million, respectively. Deferred tax assets, non-current totaled $10.8 million and $15.3 million at December 31, 1997 and 1996, respectively. The tax effect of net operating loss (NOL) and tax credit carryforwards and significant temporary differences between reported and taxable earnings that gave rise to net deferred tax (liabilities) assets were as follows:

(in thousands)                                                  1997               1996
--------------------------------------------------------------------------------------------
    Depreciation                                             $(173,155)         $ (88,369)
    Investments in partnership                                 (28,320)           (28,569)
    Unfunded employee benefits                                  16,335             16,605
    Discontinued business costs                                 10,880              7,461
    Valuation allowance                                         (7,107)            (9,142)
    NOL, capital loss and tax credit carryforwards               4,869              6,306
    Inventory valuation                                          3,349              3,799
    Accrued liabilities                                         (1,738)           (12,517)
    Other                                                          557                394
--------------------------------------------------------------------------------------------
                                                             $(174,330)         $(104,032)
============================================================================================

There were no NOL carryforwards or alternative minimum tax (AMT) credits at December 31, 1997. Remaining unutilized NOL carryforwards were $0.7 million at December 31, 1996. AMT credits were $3.0 million at December 31, 1996. The Corporation's capital loss carryforwards totaled $5.8 million and $8.6 million at December 31, 1997 and 1996, respectively. Capital loss carryforwards that are not utilized will expire in 2002. A valuation allowance is provided since the realization of tax benefits of capital loss carryforwards is not assured.

During 1996, the Corporation, after receiving a favorable ruling from Revenue Canada, refreshed its tax basis in plant and equipment at its Canadian subsidiary by entering into a transaction with a Canadian subsidiary of Minorco, resulting in a deferred tax asset for the Corporation. Minorco, through its beneficial ownership of Common Shares, owned approximately 57% of the equity of the Corporation at December 31, 1997. The ultimate realization of the deferred tax asset will require future taxable income in Canada. The Corporation assessed its past earnings history and trends and established a valuation allowance of $5.1 million and $6.1 million, respectively, related to the transaction as of December 31, 1997 and 1996. The Corporation will continue to review this valuation allowance and make adjustments as appropriate.

Components of income tax provision (benefit) included in net income other than from continuing operations are as follows:

(in thousands)                          1997            1996         1995
-----------------------------------------------------------------------------
Current:
    Federal                           $(1,944)        $    ---     $(2,392)
    State                                 (87)             ---        (107)
-----------------------------------------------------------------------------
                                      $(2,031)        $    ---     $(2,499)
=============================================================================

Current tax benefits in 1997 and 1995 result from losses on early retirement or refinancing of long-term debt.

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

                                                       Nitrogen
(in thousands)                         Distribution    Products    Methanol     Other        Total
-------------------------------------------------------------------------------------------------------
1997
  Sales                                 $1,786,673    $  621,410   $180,646     $(46,360)  $2,542,369
  Operating earnings                        40,686       150,270     63,662       (1,302)     253,316
  Identifiable assets                      747,904     1,322,413    189,088      100,549    2,359,954
  Depreciation and amortization             23,777        55,501     13,027        3,786       96,091
  Capital expenditures                      36,692        43,890      2,428        2,099       85,109
=======================================================================================================
1996
  Sales                                 $1,580,142    $  654,486   $132,533     $(50,675)  $2,316,486
  Operating earnings                        23,872       255,263     18,520       (2,474)     295,181
  Identifiable assets                      656,787     1,048,241    194,635       69,702    1,969,365
  Depreciation and amortization             18,125        47,690     12,866        4,529       83,210
  Capital expenditures                      27,310       156,833      1,327          179      185,649
=======================================================================================================
1995
  Sales                                 $1,501,307    $  635,126   $194,565     $(38,825)  $2,292,173
  Operating earnings                        40,665       263,787     77,138       (3,888)     377,702
  Identifiable assets                      583,119       984,363    225,034       75,342    1,867,858
  Depreciation and amortization             13,216        32,518     16,636        3,705       66,075
  Capital expenditures                      15,331       150,687     10,329          782      177,129
=======================================================================================================

22.  Agreements of Limited Partnerships

Terra Nitrogen Company, L.P. (TNCLP)
In accordance with the Agreement of Limited Partnership of TNCLP, quarterly distributions to Unitholders and TNC (the General Partner) are made in an amount equal to 100% of its Available Cash, as defined in the partnership agreement. During the period which commenced December 4, 1991, and ended on December 31, 1996 (the Preference Period), Senior Preference Units (SPUs) and Common Units participated equally in distributions after each class of units received its Minimum Quarterly Distribution, subject to the General Partner's right to receive cash distributions. The General Partner receives a combined minimum 2% of total cash distributions, and as an incentive, the General Partner's participation increases if cash distributions exceed specified target levels.

Pursuant to the provisions of the TNCLP Agreement of Limited Partnership, the Preference Period for TNCLP ended on December 31, 1996. Until March 31, 1997, the holders of all SPUs had the right to elect to convert their SPUs into Common Units on a one-for-one basis, effective as of December 31, 1996. Any SPUs which did not convert continued (until redeemed) to be entitled to the Minimum Quarterly Distribution (MQD) but did not participate with the Common Units in any additional distributions.

As of March 31, 1997 (the end of the Conversion Period) holders of 13,329,162 SPUs converted their units to Common Units and 307,202 units remained SPUs. The Common Units began trading on the New York Stock Exchange on April 1, 1997 under the symbol TNH. Pursuant to the provisions of the Agreement of Limited Partnership, on May 27, 1997, the Partnership redeemed all SPUs that did not convert to Common Units. The redemption price was $21.50 per unit. The SPUs received the MQD of $0.605 per unit for the quarter ended March 31, 1997 in addition to the redemption price. As a result of the redemption of the SPUs on May 27, 1997, the

Reserve Amount was no longer required to be maintained. The Reserve Amount of $18.5 million was distributed out of Available Cash on May 27, 1997 to holders of the Common Units and to the General Partner.

If at any time less than 25% of the issued and outstanding units are held by non-affiliates of the General Partner, the Partnership may call, or assign to the General Partner or its affiliates its right to acquire all such outstanding units held by non-affiliated person. The Corporation owned 66% of the Common Units at December 31, 1997. TNCLP shall give at least 30 but not more than 60 days notice of its decision to purchase the outstanding units. The purchase price per unit will be the greater of (1) the average of any previous twenty trading days closing prices as of the date five days before the purchase is announced or (2) the highest price paid by the General Partner or any of its affiliates for any unit within the 90 days preceding the date the purchase is announced.

Beaumont Methanol, Limited Partnership (BMLP)
BMLP sold a 42% limited interest for $225 million to Nova Investors LLC (Nova) an entity not otherwise affiliated with the Corporation, in December 1997. BMLP used $175 million of proceeds to partially fund the Terra Nitrogen U.K. acquisition. The remaining $50 million will be used to fund construction of the $57 million ammonia loop at the Beaumont plant. Terra Methanol Corporation (the General Partner) and BMC Holdings, Inc. (a limited partner), beneficially owned subsidiaries of the Corporation, own the 58% majority interest in BMLP.

Nova will receive a first priority return from BMLP approximating LIBOR plus 1.95% on its $225 million investment. The Corporation will receive a second priority return that is expected to be 1.5% above the first priority return. Any earnings in excess of the first and second priority returns, will be allocable 1% or less to Nova and the remainder to the Corporation. The first priority return is cumulative and must be paid in full before any cumulative second priority returns can be paid.

The partnership will terminate in 2014. The first priority rate of return is fixed for three years, whereupon it will be renegotiated among the Corporation and Nova. If the partners cannot agree on new rates, the partnership will terminate or the Corporation may purchase Nova's interest. At the termination of the partnership, the assets will be liquidated and the partners will receive proceeds in accordance with their capital accounts.

The publicly held TNCLP Common Units and the BMLP limited interest are reflected in the financial statements as minority interest.

                                                                              40
RESPONSIBILITY FOR FINANCIAL STATEMENTS
The accompanying Consolidated Financial Statements of Terra Industries Inc. and its subsidiaries have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances. The integrity and objectivity of data in these financial statements and supplemental data, including estimates and judgments related to matters not concluded by year end, are the responsibility of management.

The Corporation has a system of internal accounting controls that provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorizations, that assets are properly safeguarded and accounted for, and that financial records are maintained to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, an organizational structure that segregates duties, and a comprehensive program of periodic audits by the internal auditors. The Corporation also has instituted policies and guidelines that require employees to maintain the highest level of ethical standards.

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

The Consolidated Financial Statements contained in this Annual Report have been audited by our independent accountants. Their audits included a review of internal accounting controls to establish a basis for reliance thereon in determining the nature, extent and timing of audit tests applied in their audits of the Consolidated Financial Statements.




Burton M. Joyce                                    Francis G. Meyer
President and                                      Chief Financial Officer
Chief Executive Officer

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Terra Industries Inc.

We have audited the accompanying consolidated statements of financial position of Terra Industries Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Terra Industries Inc. and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP
Omaha, Nebraska

February 2, 1998

Quarterly Production Data (unaudited)
-------------------------------------------------------------------------------------------
                                    Quarter     Quarter    Quarter     Quarter       Year
                                     Ended       Ended      Ended       Ended        Ended
                                    March 31    June 30    Sept. 30    Dec. 31      Dec. 31
-------------------------------------------------------------------------------------------
1997 Net Production (tons):
  Anhydrous ammonia                  280,460    312,478     305,187    266,327    1,164,452
  Nitrogen solutions                 852,907    862,120     815,337    924,278    3,454,642
  Urea                               166,284    165,503     165,884    163,837      661,508
  Methanol (million gallons)            79.6       64.8        82.5       83.4        310.3
-------------------------------------------------------------------------------------------
1996 Net Production (tons):
  Anhydrous ammonia                  333,934    278,868     308,404    282,777    1,203,983
  Nitrogen solutions                 738,659    745,663     750,754    885,472    3,120,548
  Urea                               142,798    154,494     154,139    190,047      641,478
  Methanol (million gallons)            84.3       68.0        78.5       80.9        311.7
===========================================================================================

Quarterly Financial and Stock Market Data (unaudited)
------------------------------------------------------------------------------------------------
(in thousands, except
per-share data and stock prices)             March 31,       June 30,     Sept. 30,     Dec. 31,
------------------------------------------------------------------------------------------------
1997
  Total revenues                              $433,710     $1,221,894      $495,836     $390,929
  Gross profit                                  95,658        270,778       114,525       94,064
  Income before extraordinary item               3,902         89,804        67,515       48,661
  Net income                                     3,902         89,804        67,515       45,666
Per Share:
  Income before extraordinary item:
    Basic earnings per share                  $   0.05     $     1.22      $   0.91     $   0.66
    Diluted earnings per share                    0.05           1.20          0.90         0.65
  Net income:
    Basic earnings per share                  $   0.05     $     1.22      $   0.91     $   0.62
    Diluted earnings per share                    0.05           1.20          0.90         0.61
  Dividends                                       0.04           0.04          0.05         0.05
Common Share Price:
  High                                        $  15.00     $    14.13      $  13.94     $  13.44
  Low                                            12.50          10.63         11.00        11.00
1996
  Total revenues                              $394,741     $1,085,678      $471,538     $364,529
  Gross profit                                 117,224        235,898       128,433      112,481
  Net income                                    18,400         71,450        23,902       20,199
Per Share:
  Basic earnings per share                    $   0.23     $     0.92      $   0.32     $   0.27
  Diluted earnings per share                      0.23           0.90          0.32         0.27
  Dividends                                       0.03           0.04          0.04         0.04
Common Share Price:
  High                                        $  14.25     $    14.25      $  15.00     $  15.00
  Low                                            11.00          12.38         12.00        13.63
================================================================================================

Revenues (unaudited)
--------------------------------------------------------------------------------

(in thousands)                           1997           1996           1995
--------------------------------------------------------------------------------
     Manufactured nitrogen products   $   621,410    $   654,486    $   635,126
     Methanol                             180,646        132,533        194,565
     Resale fertilizer                    443,751        386,774        360,725
     Crop protection products           1,059,077        981,267        962,864
     Seed                                 106,557         90,175         78,588
     Other                                130,928         71,251         60,305
--------------------------------------------------------------------------------
     Total                            $ 2,542,369    $ 2,316,486    $ 2,292,173
================================================================================


Volumes & Prices (unaudited)

-----------------------------------------------------------------------------------------
(Excludes the Distribution segment)              1997                     1996
-----------------------------------------------------------------------------------------
                                         Sales     Realized         Sales     Realized
(quantities in thousands)               Volumes   Price/unit       Volumes   Price/unit
-----------------------------------------------------------------------------------------
Anhydrous ammonia (tons)                  1,182     $ 187            1,174     $ 185
Nitrogen solutions (tons)                 3,440        82            3,180        94
Urea (tons)                                 671       145              575       179
Other nitrogen products (tons)              130       156              159       194
Methanol (gallons)                      311,476      0.58          314,670      0.42
=========================================================================================


STOCKHOLDERS
--------------------------------------------------------------------------------

The Corporation's Common Shares are traded principally on the New York Stock Exchange. At January 31, 1998, 75 million Common Shares were outstanding and held by 4,331 stockholders.

Financial Summary

-------------------------------------------------------------------------------------------------------------
(in thousands, except
per-share and employee data)          1997           1996           1995           1994           1993
-------------------------------------------------------------------------------------------------------------
Financial Position
     Working capital               $   302,724    $   187,157    $   307,873    $   273,941    $   231,287
     Total assets                    2,359,954      1,969,365      1,867,858      1,687,970        634,482
     Long-term debt                    506,568        407,312        411,573        558,256        121,384
     Stockholders' equity              790,329        606,092        571,583        418,429        242,980
Results of Operations
     Revenues                      $ 2,542,369    $ 2,316,486    $ 2,292,173    $ 1,665,947    $ 1,238,001
     Costs and expenses             (2,289,053)    (2,021,305)    (1,914,471)    (1,550,652)    (1,196,173)
     Infrequent item                   163,427            ---            ---            ---            ---
     Interest income                     6,525          7,102         13,811          5,541          3,261
     Interest expense                  (63,153)       (59,947)       (64,897)       (22,082)       (12,944)
     Minority interest                 (27,633)       (44,485)       (47,234)        (8,809)           ---
     Income tax provision             (122,600)       (63,900)      (115,500)       (33,700)        (9,300)
-------------------------------------------------------------------------------------------------------------
     Income from
       continuing operations           209,882        133,951        163,882         56,245         22,845
     Extraordinary item                 (2,995)           ---         (4,338)        (3,060)           ---
     Cumulative effect of
       accounting changes                  ---            ---            ---          3,376            ---
-------------------------------------------------------------------------------------------------------------
     Net income                    $   206,887    $   133,951    $   159,544    $    56,561    $    22,845
=============================================================================================================

Basic Earnings Per Share:
     Continuing operations         $      2.84    $      1.74    $      2.03    $      0.77    $      0.33
     Extraordinary item                  (0.04)           ---          (0.05)         (0.04)           ---
     Cumulative effect of
       accounting changes                  ---            ---            ---           0.05            ---
-------------------------------------------------------------------------------------------------------------
Net Income                         $      2.80    $      1.74    $      1.98    $      0.78    $      0.33
=============================================================================================================

Diluted Earnings Per Share:
     Continuing operations         $      2.80    $      1.72    $      2.01    $      0.77    $      0.33
     Extraordinary item                  (0.04)           ---          (0.05)         (0.04)           ---
     Cumulative effect of
       accounting changes                  ---            ---            ---           0.05            ---
-------------------------------------------------------------------------------------------------------------
Net Income                         $      2.76    $      1.72    $      1.96    $      0.78    $      0.33
=============================================================================================================

Dividends Per Share                $      0.18    $      0.15    $      0.10    $      0.08    $      0.02
=============================================================================================================

Capital Expenditures               $    85,109    $   185,649    $   177,129    $    31,213    $    21,620
=============================================================================================================

Permanent employees
 at end of period                        4,435          3,575          3,415          3,210          2,570
=============================================================================================================