Form 10-K405, Exhibit 13
period 1998-12-31
TERRA INDUSTRIES INC
filed 1999-03-23
CIK 722079

                                                                     Exhibit 13



                             TERRA INDUSTRIES INC.
                              1998 ANNUAL REPORT
                               FINANCIAL SECTION






                      FINANCIAL TABLE OF CONTENTS


                      Financial Review

                      Consolidated Statements of Financial Position

                      Consolidated Statements of Operations

                      Consolidated Statements of Cash Flows

                      Consolidated Statements of Changes in Stockholders'Equity

                      Notes to the Consolidated Financial Statements

                      Responsibility for Financial Statements

                      Independent Auditors' Report

                      Quarterly Production Data

                      Quarterly Financial and Stock Market Data

                      Revenues

                      Volumes and Prices

                      Stockholders

                      Financial Summary

FINANCIAL REVIEW

OVERVIEW OF CONSOLIDATED RESULTS

The Corporation reported a net loss for 1998 of $(26.2) million compared with net income of $206.9 million in 1997 and $134.0 million in 1996 with diluted earnings (loss) per share of $(0.35), $2.76 and $1.72, respectively, and basic earnings (loss) per share of $(0.35), $2.80 and $1.74, respectively. Revenues increased to $2.55 billion in 1998 from $2.54 billion in 1997 and $2.32 billion in 1996.

Reduced margins and sales volumes in both the nitrogen and methanol segments as well as lower sales of crop protection products have significantly impacted the Corporation's 1998 results. The Corporation recorded a pretax gain of $163 million ($1.31 per diluted share, after-tax) in 1997 to reflect settlement of insurance claims related to the Port Neal plant rebuild. Net income in 1997 was reduced by $3.0 million ($0.04 per share) due to the write-off of deferred financing fees in connection with the early retirement of debt. In 1996, income taxes were reduced $18 million ($0.23 per share) as a result of a transaction with a Canadian subsidiary of Minorco, the Corporation's majority shareholder.

FINANCIAL COMPARABILITY

On December 31, 1997, the Corporation acquired the United Kingdom fertilizer business assets of Imperial Chemical Industries PLC ("ICI") for approximately $338 million. In connection with the acquisition, the Corporation issued $125 million of long-term debt and funded a portion of the acquisition with a $225 million minority preferred limited interest in a partnership that operates the Corporation's methanol plant located at Beaumont, Texas. The acquisition had no effect on 1997 operations except to reduce income tax expense by $8 million.
See Note 2 to the Consolidated Financial Statements for pro forma results of operations related to the United Kingdom acquisition. The Corporation adds distribution locations each year through acquisitions of distributors in its marketing area and disposes of under-performing locations.

FACTORS THAT AFFECT OPERATING RESULTS

Factors that may affect the Corporation's future operating results include: the relative balance of supply and demand for nitrogen fertilizers and methanol, the number of planted acres - which is impacted by both worldwide demand and governmental policies - the types of crops planted, the effects general weather patterns have on the timing and duration of field work for crop planting and harvesting, the supply of crop inputs, technological advances that can affect crop input product mix, the availability and cost of natural gas, the effect of environmental legislation on demand for the Corporation's products, the availability of financing sources to fund seasonal working capital needs, and the potential for interruption to operations due to accident or natural disaster.

Prices for nitrogen products are influenced by the world supply and demand balance for ammonia and nitrogen-based products. Long-term demand is affected by population growth and rising living standards that determine food consumption. Supply is affected by worldwide capacity and the availability of nitrogen product exports from major producing regions such as the former Soviet Union, the Middle East and South America. Due to several years of favorable economics in the industry, capacity additions in the form of new and expanded production facilities have been undertaken. Consequently, new nitrogen fertilizer supplies came on-stream and profit margins have been under pressure. Profit margins will continue to be under pressure until demand is sufficient to absorb the new supplies or marginal production capacity is shut down.

Methanol is used as a raw material in the production of formaldehyde, methyl tertiary butyl ether (MTBE), acetic acid and numerous other chemical derivatives. The price of methanol is highly influenced by the supply and demand in each of these secondary markets, in particular MTBE, an oxygenate used in reformulated gasoline and an octane enhancer used in non-reformulated gasoline. Currently, the methanol industry is experiencing low methanol prices due to oversupply conditions caused by increased worldwide production and decreased worldwide demand.

Due to the concentration of the Corporation's distribution locations and the higher quantities of crop inputs per acre for corn and cotton compared with other major crops, changes in corn and cotton acreages have a more significant effect on the demand for the Corporation's products and services than changes in other crops. Industry analysts expect planted acreage for corn to remain steady at 80 million acres in 1999. They also expect planted cotton acreage in the U.S. to stay constant at 13.5 million acres. Passage of the Federal Agriculture Improvement and Reform Act of 1996 eliminated annual acreage set-asides and base acreage restrictions for most crops. The Act provides farmers more freedom in making decisions regarding what crops are planted.



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

Reliable sources for supply of crop inputs at competitive prices are critical to the Distribution portion of the Corporation's business. The Corporation's sources for fertilizer, crop protection products and seed are typically manufacturers without the capability to distribute products to the North American grower. The Corporation has entered into purchase agreements which should ensure an adequate supply of products for its grower and dealer customers through 1999.

The principal raw material used to produce manufactured nitrogen products and methanol is natural gas. Natural gas costs in 1998 comprised about 49% of the cost of sales for the North American nitrogen manufacturing plants and 24% of the cost of sales for the U.K. manufacturing plants and 65% of the cost of sales associated with the Methanol segment. The Corporation's natural gas procurement policy is to effectively fix or cap the price of approximately 40% to 80% of its natural gas requirements for a one-year period and up to 50% of its natural gas requirements for the subsequent two-year period through various supply contracts, financial derivatives and other forward pricing techniques. The Corporation believes that there is a sufficient supply to allow acceptable costs for the foreseeable future and has entered into firm contracts to minimize the risk of interruption or curtailment of natural gas supplies during the heating season.

The Corporation's Distribution business segment is highly seasonal with the majority of sales occurring during the second quarter in conjunction with spring planting activity. Due to the seasonality of the business and the relatively brief periods during which products can be used by customers, the Corporation builds inventories during the first quarter of the year in order to ensure timely product availability during the peak sales season. For its current level of sales, the Corporation requires lines of credit to fund inventory increases and to support customer credit terms. The Corporation believes that its credit facilities are adequate for expected sales levels in 1999 and for the next several years.

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


RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Market risk represents the risk of loss that may impact the financial position, results of operations or cash flows of the Corporation due to adverse changes in financial and commodity market prices and rates. The Corporation uses derivative financial instruments to manage risk in the areas of (a) foreign currency fluctuations, (b) changes in natural gas prices and (c) changes in interest rates. (See Note 13 to the Consolidated Financial Statements for additional information on the use of derivative financial instruments.)

It is the general policy of the Corporation to avoid unnecessary risk and to limit, to the extent practical, risks associated with operating activities. Management of the Corporation may not engage in activities that expose the Corporation to speculative or non-operating risks. Management is expected to limit risks to acceptable levels. The use of derivative financial instruments is consistent with the overall business objectives of the Corporation. Derivatives are used to manage operating risk within the limits established by Corporation's Board of Directors, and in response to identified exposures, provided they qualify as hedge activities. As such, derivative financial instruments are used to manage exposure to interest rate fluctuations, to hedge specific assets and liabilities denominated in foreign currency, to hedge firm commitments and forecasted commodity purchase transactions, and to protect against foreign exchange rate movements between different currencies that impact revenue and earnings expressed in U.S. dollars.

Foreign Currency Fluctuations

It is the policy of the Corporation to manage risk associated with foreign currency fluctuations by entering into exchange forward and option contracts covering specific currency obligations or net foreign currency operating requirements. Such hedging is limited to the amounts and duration of the specific obligations being hedged and, in the case of operating requirements, no more than 75% of the forecast requirements, which include firm commitments to purchase natural gas, for a twelve-month period. The primary currencies to which the Corporation is exposed include the Canadian dollar and the British pound. The table below summarizes forward contracts held at December 31, 1998. All contracts are valued in U.S. dollars using December 31, 1998 exchange rates and mature in 1999.

Contracts to Purchase Foreign Currency
                                          Notional     Exchange     Fair
                                          Value        Rate         Value
Currency Purchased   Currency Exchanged   (Millions)   (FC/1USD$)   (Millions)
------------------------------------------------------------------------------
Canadian Dollar      U.S. Dollar                3.0         1.55          ---
==============================================================================


Natural Gas Prices -- North American Operations

It is the policy of the Corporation to hedge 40-80% of its natural gas requirements for the upcoming 12 months and up to 50% of its requirements for the following 13-36 month period. Natural gas is the principal raw material used to manufacture nitrogen and methanol. Natural gas market prices are volatile and the Corporation manages this volatility through the use of derivative commodity instruments. Annual procurement requirements for natural gas are approximately 134 million MMBtu. The Corporation has hedged 59% of its 1999 requirements and 15% of its 2000 requirements. The fair value of these instruments is estimated based on quoted market prices from brokers, and computations prepared by the Corporation. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in price. As of December 31, 1998, the Corporation's market risk exposure related to future natural gas requirements being hedged was $17.9 million based on a sensitivity analysis. Changes in the market value of these derivative instruments have a high correlation to changes in the spot price of natural gas. This hypothetical adverse impact on natural gas derivative instruments would be more than offset by lower costs for natural gas purchases.

Natural Gas Prices - United Kingdom Operations - To meet natural gas production requirements at the Corporation's United Kingdom production facilities, the Corporation enters into one or two-year gas supply contracts with fixed prices for 40-80% of total volume requirements. As of December 31, 1998, the

Corporation had contracts for 68% of 1999 natural gas requirements. Accordingly, the Corporation does not use derivative commodity instruments for its United Kingdom natural gas needs.


Interest Rate Fluctuations


It is the policy of the Corporation to limit the extent of uncapped, variable rate debt to no more than 50% of its total outstanding debt. The Corporation manages interest rate risk to reduce the potential volatility of earnings that may arise from changes in interest rates. The table below provides information about the Corporation's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including debt obligations and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate contractual payments to be exchanged under the contract.


Interest Rate Sensitivity
(in millions)                                                             Expected Maturity Date
                                       ---------------------------------------------------------------------------------------------
                                        1999       2000           2001       2002         2003      Thereafter   Total    Fair Value
                                       ------     -------        ------     ------       ------     ----------   ------   ----------
Long-Term Debt
Senior Notes, fixed rate ($US)         $   --      $   --        $   --     $   --       $   --        $200.0    $200.0     $207.0
  Average interest rate                 10.50%      10.50%        10.50%     10.50%       10.50%        10.50%

Senior Notes, fixed rate ($US)             --          --            --         --        158.8            --     158.8      161.1
  Average interest rate                 10.75%      10.75%        10.75%     10.75%       10.75%        10.75%

Bank Term Notes, LIBOR based ($US)        7.8         7.8           7.8         --         93.8            --     117.2      117.2
  Average interest rate                  7.11%       7.05%         7.20%      7.30%        7.43%

IDR Bonds, various rates ($US)            0.3         0.3           0.3        0.4          0.5           6.6       8.4        9.0
  Average interest rate                  6.74%       6.76%         6.77%      6.78%        6.78%         6.79%

Other Debt, various rates ($US)           1.4         3.1           0.3        7.2          0.6            --      12.6       12.6
  Average interest rate                  7.82%       7.85%         7.29%      7.31%        7.20%
                                       --------------------------------------------------------------------------------------------
Total Long-Term Debt                   $  9.5      $ 11.2        $  8.4     $  7.6       $253.7        $206.6    $497.0     $506.9
                                       ============================================================================================

Short-Term Borrowings
Revolving credit facility, notional
 amount ($US)                          $330.0      $330.0        $330.0     $330.0                                         $   0.0
  Variable interest rate:  LIBOR based   7.11%       7.05%         7.20%      7.30%

Accounts Receivable Securitization
Maximum proceeds available ($US)       $150.0                                                                              $ 136.0
  Variable interest rate:  LIBOR based   5.62%

Preferred Minority Interest
BMLP limited interest, notional
 amount ($US)                          $225.0      $225.0                                                                   $225.0
  Variable interest rate:  LIBOR based   8.28%       8.22%

Interest Rate Swap
  Variable to fixed, notional
   amount ($US)                        $300.0      $300.0        $300.0     $300.0                                          $(11.2)
  Average pay rate                       6.09%       6.09%         6.09%      6.09%
Average receive rate                    LIBOR       LIBOR         LIBOR      LIBOR
                                       ============================================================================================

RESULTS OF OPERATIONS - 1998 COMPARED WITH 1997

Consolidated Results


The Corporation reported a net loss of $(26.2) million on revenues of $2.55 billion for 1998 compared with net income of $206.9 million on revenues of $2.54 billion in 1997. Basic earnings (loss) per share for 1998 was $(0.35) compared with $2.80 for 1997. Diluted earnings (loss) per share was $(0.35) and $2.76, respectively, for 1998 and 1997. The 1997 results reflect a gain of $1.31 per diluted share for the settlement of insurance claims related to the rebuild of the Port Neal plant. Worldwide overcapacity in both nitrogen and methanol markets has lowered prices and margins for these products which substantially accounts for the decline in earnings in 1998.


The Corporation classifies its operations into three business segments:
Distribution, Nitrogen Products and Methanol. The Distribution segment includes sales of products purchased from manufacturers, including the Corporation, and resold by the Corporation. Distribution revenues are derived primarily from grower and dealer customers through sales of crop protection products, fertilizers, seed and services. The Nitrogen Products segment represents only those operations directly related to the wholesale sales of nitrogen products produced at the Corporation's ammonia manufacturing and upgrading facilities. The Methanol segment represents wholesale sales of methanol produced at the Corporation's two methanol manufacturing facilities.

Total revenues and operating income (loss) by segment for the years ended December 31, 1998 and 1997 were as follows:

(in thousands)                                 1998         1997
-------------------------------------------------------------------
REVENUES:
Distribution                                $1,734,257   $1,786,673
Nitrogen Products                              751,597      621,410
Methanol                                        96,547      180,646
Other - net of intercompany eliminations       (30,383)     (46,360)
-------------------------------------------------------------------

                                            $2,552,018   $2,542,369
                                            =======================

OPERATING INCOME (LOSS):

Distribution                                $   21,387   $   40,686
Nitrogen Products                               39,329      150,270
Methanol                                        (7,891)      63,662
Other expense - net                             (7,468)      (1,302)
-------------------------------------------------------------------

                                            $   45,357   $  253,316
                                            =======================


Distribution


Revenues from the Distribution segment for the years ended December 31, 1998 and 1997 were as follows:

Distribution Revenues
-------------------------------------------------------------
(in thousands)                 1998                   1997
-------------------------------------------------------------
Resale fertilizer           $  401,447            $  443,751
Crop protection products     1,006,173             1,059,077
Seed                           124,928               106,557
Other                          201,709               177,288
-------------------------------------------------------------
                            $1,734,257            $1,786,673
                         ====================================



Distribution revenues for 1998 were $1.73 billion, a decrease of $52.4 million from the comparable 1997 period. Operating income for the Distribution segment was $21.4 million and $40.7 million, respectively, for the years ended December 31, 1998 and 1997. Acquisitions, net of closed locations (due to under-performance), contributed $21.2 million in revenues, while revenues at existing locations declined $73.6 million in comparison with the prior year. Operating income at new locations, net of closed locations amounted to $0.2 million for the year ended December 31, 1998. Operating income at existing locations declined $19.5 million in comparison with 1997.

Fertilizer revenues were $42.3 million lower in 1998. Selling prices were 6% lower or $19.2 million driven principally by lower nitrogen prices and correspondingly fertilizer cost of sales declined $20.5 million. Fertilizer volumes decreased by 5% lowering gross profit by $2.7 million for the year ended December 31, 1998 compared with 1997. Heavy fall applications in 1997 combined with continuously rainy weather in the spring of 1998 throughout the Corn Belt more than offset a volume increase across the Southern division.

Crop protection products revenues for 1998 amounted to $1.01 billion, or $52.9 million less than 1997. Dealer sales were $32.7 million lower and grower sales declined $22.3 million in 1998 compared with 1997. The impact of low grain prices reduced crop protection products demand from both dealers and growers. In addition, the increased use of genetically engineered seed (with built-in resistance to specific insects or herbicides) also reduced crop protection product revenues. Correspondingly, gross profits for crop protection products declined $8.6 million for 1998 in comparison with 1997.

A marketing focus on seed sales as well as an increase in demand and availability of specialized seeds led to an increase in seed revenues of $18.4 million for 1998 in comparison with 1997. The increase in sales contributed to a $3.9 million increase in seed gross profit.

Other distribution revenues increased $24.4 million in 1998 compared with 1997. Grain and feed have contributed $12.5 million of new revenues with a corresponding gross profit of $7.0 million. Licensing fees related to biotechnical seed varieties added $14.3 million to revenues in 1998 and $2.3 million to gross profits. Partially offsetting these increases was a reduction in customer service charges on past-due accounts of $1.8 million.

Selling, general and administrative expenses increased $18.0 million in 1998 in comparison with 1997. Acquisitions, net of closed locations increased expenses by $6.9 million while expenses at existing locations increased by $11.1 million. Bad debt expense increased $3.2 million in comparison to 1997 as low grain prices and poor weather conditions impacted growers' ability to pay for crop inputs. The 1997 period included a $5.3 million decrease to employee benefits expense related to a reduction in retiree medical benefits.

Nitrogen Products

Volumes and prices for the years ended December 31, 1998 and 1997 were as follows:

Volumes and Prices
-------------------------------------------------------------------------------
(excludes the Distribution segment)           1998                 1997
-------------------------------------------------------------------------------
                                        Sales     Average    Sales     Average
(quantities in thousands of tons)      Volumes  Unit Price  Volumes  Unit Price
-------------------------------------------------------------------------------
Ammonia                                  1,349       $ 143    1,182       $ 187
Nitrogen solutions                       3,548          66    3,440          82
Urea                                       631         118      671         145
Ammonium nitrate                           809         134       45         149
-------------------------------------------------------------------------------


Nitrogen Products revenues increased by $130.2 million to $751.6 million for 1998 in comparison with 1997. Revenue for 1998 at the Corporation's U.K. plants, which were acquired December 31, 1997, amounted to $279.4 million. Revenue for 1998 at the North American plants declined by $149.2 million in comparison with 1997 as a result of lower prices for all products and lower sales volumes for ammonia and urea. Ammonia, nitrogen solutions and urea prices decreased by 27%, 20% and 19%, respectively, causing revenues to decline by $131.1 million. Lower worldwide demand for urea and increased worldwide nitrogen production capacity created excess nitrogen supplies and caused prices to fall. For the North American operations, ammonia sales volumes declined 9%, and urea sales volumes declined 6%, while nitrogen solutions sales volumes increased 3% in the year ended

December 31, 1998 compared with 1997. Weather conditions during the 1998 period favored nitrogen solutions applications while the weather in 1997 favored ammonia applications.

The Nitrogen Products segment reported operating income of $39.3 million and $150.3 million for 1998 and 1997, respectively. U.K. operations contributed $300,000 towards operating income. North American operating income declined by $111.2 million for 1998 in comparison with 1997. Pricing pressures and lower volumes as discussed above accounted for the significant decline to operating income. Those factors were partially offset by lower operating expenses and reduced natural gas costs which declined by 2% in comparison with 1997. The Corporation's use of financial derivatives to forward price a portion of its natural gas needs resulted in cost savings of $11.9 million compared with 1998 spot prices.


Methanol

Methanol revenues were $96.5 million compared with $180.6 million for the years ended December 31, 1998 and 1997, respectively. Average methanol sales prices were $0.34 per gallon and $0.58 per gallon for 1998 and 1997, respectively. Lower prices in 1998 were a result of oversupply conditions due to higher production and lower worldwide demand. Methanol sales volumes declined by 8% to 286 million gallons for 1998 compared with 1997. The Corporation began reducing production of methanol in the third quarter of 1998 due to market conditions. The decline in prices resulted in a revenue decline of $69.3 million while the volume decrease accounted for $14.8 million of the decline.

The Methanol segment reported an operating loss of $7.9 million for 1998 and an operating income of $63.7 million for the comparable 1997 period. The decline in prices and volumes discussed above accounted for the decline in operating income. Partially offsetting these was a 6% decline in the cost of natural gas. During 1998, natural gas hedging activities reduced the Corporation's natural gas costs by $3.5 million compared with spot prices. The Corporation temporarily shut down production at its Beaumont methanol plant in January 1999. Current expectations are to re-start the plant in March 1999. The Beaumont plant has an annual production capacity of 280 million gallons. The Corporation has adequate inventory to meet sales commitments until the plant is restarted in March.

Other Expense - Net

Other expenses, which represent costs associated with general corporate activities not attributable to a specific business segment, increased $6.1 million in 1998 due primarily to vesting of restricted stock grants and professional fees related to the proposed sale of the Corporation's outstanding common stock. (See the "Pending Change of Control" section of this discussion.)


Interest Expense - Net

Net interest expense was $59.1 million in 1998 compared with $56.6 million in 1997. Interest expense increased as a result of additional borrowings used to fund the U.K. acquisition, partially offset by decreased borrowings for working capital needs.


Minority Interest

Minority interest, represents interest in the earnings of the publicly held common units of Terra Nitrogen Company, L.P. (TNCLP) and a third-party's limited partnership interest in Beaumont Methanol, Limited Partnership (BMLP). Minority interest was $27.5 million for 1998 compared with $27.6 million in 1997. Minority interest declined $18.0 million due to lower earnings from TNCLP operations. Minority interest increased $17.9 million in 1998 due to the BMLP minority interest issued by the Corporation on December 31, 1997 and not outstanding in 1997.


Income Taxes

Income tax expense was recorded at an effective rate of 36.4% for 1998 compared with 36.8% in 1997.

RESULTS OF OPERATIONS - 1997 COMPARED WITH 1996


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

Total revenues and operating income by segment for the years ended December 31, 1997 and 1996 were as follows:

(in thousands)                                    1997         1996
-----------------------------------------------------------------------
REVENUES:
Distribution                                   $1,786,673   $1,580,142
Nitrogen Products                                 621,410      654,486
Methanol                                          180,646      132,533
Other - net of intercompany eliminations          (46,360)     (50,675)
-----------------------------------------------------------------------
                                               $2,542,369   $2,316,486
                                               ========================
OPERATING INCOME:
Distribution                                   $   40,686   $   23,872
Nitrogen Products                                 150,270      255,263
Methanol                                           63,662       18,520
Other expense - net                                (1,302)      (2,474)
-----------------------------------------------------------------------
                                               $  253,316   $  295,181
                                               ========================

Distribution

Revenues from the Distribution segment for the years ended December 31, 1997 and 1996 were as follows:

Distribution Revenues
-----------------------------------------------------------------------
(in thousands)                                       1997         1996
-----------------------------------------------------------------------

Resale fertilizer                              $  443,751   $  386,774
Crop protection products                        1,059,077      981,267
Seed                                              106,557       90,175
Other                                             177,288      121,926
-----------------------------------------------------------------------
                                               $1,786,673   $1,580,142
                                               ========================

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


Nitrogen Products

Volumes and prices for the years ended December 31, 1997 and 1996 were as follows:

Volumes and Prices
--------------------------------------------------------------------------------
(excludes the Distribution segment)          1997                   1996
--------------------------------------------------------------------------------
                                       Sales      Average     Sales      Average
(quantities in thousands of tons)    Volumes   Unit Price   Volumes   Unit Price
--------------------------------------------------------------------------------
Ammonia                                1,182        $ 187     1,174        $ 185
Nitrogen solutions                     3,440           82     3,180           94
Urea                                     671          145       575          179
--------------------------------------------------------------------------------

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

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's primary uses of funds will be to fund its working capital requirements, make payments on its indebtedness and other obligations, make quarterly distributions to minority interests, disburse quarterly dividends on common stock, make capital expenditures and acquisitions and fund repurchases of TNCLP common units. The principal sources of funds will be cash flow from operations and borrowings under available bank facilities

Cash provided by operations in 1998 was $141 million, or $199 million less than 1997 primarily as a result of lower operating income. The 1998 decline to earnings resulted primarily from lower prices for nitrogen products and methanol produced by the Corporation. Nitrogen and methanol prices are expected to remain at or near current levels into 1999. Nevertheless, the Corporation expects over $120 million of non-cash charges to 1999 income and consequently believes that cash from operations and available financing sources will be sufficient to meet anticipated cash requirements.

The Corporation has available a $330 million revolving credit facility for working capital needs. As of December 31, 1998, $7.0 million was outstanding under this facility.

The Corporation funded plant and equipment investments of $100.4 million and expended $6.6 million to acquire new distribution locations in 1998. The Corporation began construction in the fourth quarter of 1997 of a $57 million ammonia production loop at the Beaumont, Texas methanol plant with the facility expected to be fully operational by the end of 1999. The Corporation expects 1999 capital expenditures to approximate $90 million consisting of the expenditures related to completing the Beaumont ammonia production loop, expansion of existing service centers, routine replacement of equipment, and efficiency improvements at manufacturing facilities.

During 1998, the Corporation distributed $2.89 per unit, or $17.2 million, to minority TNCLP Common Unitholders, distributed a preferred return of $17.9 million to BMLP's minority partner, and paid a dividend of $0.20 per Common Share which totaled $15.0 million.

On December 17, 1997, the Corporation announced that it was resuming purchases of common units of TNCLP on the open market and through privately negotiated transactions. Under an existing authorization of the Board of Directors, the Corporation may acquire up to five million common units. The Corporation acquired 632,500 common units during 1998 for $16.5 million, bringing its total number of common units acquired under this authorization, to 1.6 million units.

Cash balances at December 31, 1998 were $141.6 million of which $4.6 million is used to collateralize letters of credit supporting recorded liabilities.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 is effective for fiscal years beginning after June 15, 1999. The Corporation has reviewed SFAS 133 and intends to implement the standard on January 1, 2000. At this time, the Corporation has not determined the impact SFAS 133 will have on its financial position, results of operations or cash flows.

YEAR 2000 ISSUES

The Year 2000 issue concerns computer programs that use only the last two digits to identify the year in date fields. If not corrected, many of these computer applications could fail or create erroneous results near January 1, 2000. This issue affects virtually every company.

The Corporation has assigned dedicated resources to address its Year 2000 issues with a Year 2000 Steering Committee providing management oversight and coordination. The Corporation has also published Year 2000 Information and Readiness Disclosures on its website (http://www.terraindustries.com). In general, management believes the "State of Readiness" for the Corporation is such that it will be ready for Year 2000 issues on time.

The Corporation's management information systems (MIS) environment has been assessed for year 2000 issues and some remedial actions have been identified. The cost of remedial actions for the MIS area is not material to the Corporation. Nearly all of these remedial actions are complete with minimal cost. Testing is substantially complete with the mainframe hardware systems and the associated software, with the exception of a few software packages originally purchased from third parties that are scheduled to be updated in 1999.

The Corporation recently completed an organization-wide review of all possible computing functions, including the process control systems and instrumentation in the manufacturing facilities and the diverse operations in the distribution segment. Some remedial actions have been identified in a few areas, with the bulk of those remaining principally associated with the Corporation's U.K. operations. The cost of these remedial actions is not expected to be material to the Corporation. Testing is substantially complete at three of the Corporation's manufacturing facilities and at a small part of the operations at the lower risk distribution segment.

The Corporation is also assessing Year 2000 issues in relation to its customers, suppliers and other constituents because the action or inaction of third parties may materially affect the Corporation. An initial assessment of key third parties, including utility suppliers, has been completed and some follow up is ongoing.

Although the Corporation expects that there will be no significant adverse consequences relating to its Year 2000 issues, the Corporation believes its most reasonably likely worst case Year 2000 scenario involves the interruption of its manufacturing facilities due to failed utility supplies or some other cause. The Corporation has in place contingency plans to deal with such interruptions, although restarting these facilities may be dependent on the resumption of utilities from sole source suppliers. Other general contingency planning efforts continue to be evaluated and refined for precautionary purposes.

The Corporation anticipates that it will complete all assessment, remediation, testing and contingency planning efforts for Year 2000 issues in the third quarter of 1999. Based on substantial completion of these activities to date, the Corporation anticipates that Year 2000 issues, including the historical and estimated costs of remediation, will not have a material effect on its business, results of operations or financial condition. However, the costs or consequences of incomplete or untimely resolution of Year 2000 issues by the Corporation or third parties could have a material adverse affect on the Corporation.

PENDING CHANGE OF CONTROL

Minorco, S.A., through its wholly-owned subsidiaries, owns 56% of the Corporation's outstanding shares. In October 1998, Minorco announced its intention to dispose of its interest in the Corporation. Minorco and the Corporation are in discussion with prospective purchasers for the Minorco interests and/or all of Corporation's outstanding common shares.

FORWARD LOOKING PRECAUTIONS

Information contained in this report, other than historical information, may be considered forward looking. Forward looking information reflects Management's current views of future events and financial performance that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially include, but are not limited to, the following: general economic conditions within the agricultural industry, competitive factors and price changes (principally, sales prices of nitrogen and methanol products and natural gas costs), changes in product mix, changes in the seasonality of demand patterns, changes in weather conditions, changes in agricultural regulations, and other risks detailed in the "Factors that Affect Operating Results" section of this discussion.

                 Consolidated Statements of Financial Position

=======================================================================================
                                                                        At December 31,
---------------------------------------------------------------------------------------
(in thousands)                                                   1998              1997
---------------------------------------------------------------------------------------
Assets
  Cash and short-term investments                          $  141,643        $  180,062
  Accounts receivable, less allowance for doubtful
   accounts of $15,134 and $13,154                            138,751           111,690
  Inventories                                                 419,704           395,940
  Other current assets                                         38,592            51,287
---------------------------------------------------------------------------------------
  Total current assets                                        738,690           738,979
---------------------------------------------------------------------------------------
  Equity and other investments                                 25,334            24,485
  Property, plant and equipment, net                        1,159,313         1,181,384
  Excess of cost over net assets of acquired businesses       291,325           304,567
  Deferred tax asset                                            6,202            10,794
  Other assets                                                 94,283            99,745
---------------------------------------------------------------------------------------
  Total assets                                             $2,315,147        $2,359,954
=======================================================================================
Liabilities
  Debt due within one year                                 $    9,470        $    9,538
  Accounts payable                                            257,484           203,554
  Accrued and other liabilities                               209,453           223,163
---------------------------------------------------------------------------------------
  Total current liabilities                                   476,407           436,255
---------------------------------------------------------------------------------------
  Long-term debt                                              487,560           497,030
  Deferred income taxes                                       204,153           193,456
  Other liabilities                                            62,671            82,315
  Minority interest                                           336,504           360,569
  Commitments and contingencies (Note 12)
---------------------------------------------------------------------------------------
  Total liabilities                                         1,567,295         1,569,625
---------------------------------------------------------------------------------------
Stockholders' Equity
  Capital stock
    Common Shares, authorized 133,500 shares;
    75,465 and 74,977 shares outstanding                      127,887           127,581
  Paid-in capital                                             552,893           548,772
  Accumulated other comprehensive income                      (14,157)           (8,488)
  Retained earnings                                            81,229           122,464
---------------------------------------------------------------------------------------
  Total stockholders' equity                                  747,852           790,329
---------------------------------------------------------------------------------------
  Total liabilities and stockholders' equity               $2,315,147        $2,359,954
=======================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                     Consolidated Statements of Operations

==================================================================================================
                                                                   Year ended December 31,
--------------------------------------------------------------------------------------------------
(in thousands, except per-share amounts)                        1998        1997        1996
--------------------------------------------------------------------------------------------------
Revenues
  Net sales                                                   $2,472,961   $2,462,081   $2,264,509
  Other income, net                                               79,057       80,288       51,977
--------------------------------------------------------------------------------------------------
                                                               2,552,018    2,542,369    2,316,486
--------------------------------------------------------------------------------------------------
Cost and Expenses
  Cost of sales                                                2,152,392    1,967,344    1,722,450
  Selling, general and administrative expense                    357,441      323,975      300,897
  Equity in earnings of unconsolidated affiliates                 (3,172)      (2,266)      (2,042)
--------------------------------------------------------------------------------------------------
                                                               2,506,661    2,289,053    2,021,305
--------------------------------------------------------------------------------------------------
  Income from operations                                          45,357      253,316      295,181
  Insurance recovery - damaged facility                               --      163,427           --
  Interest income                                                  4,553        6,525        7,102
  Interest expense                                               (63,649)     (63,153)     (59,947)
  Minority interest                                              (27,510)     (27,633)     (44,485)
--------------------------------------------------------------------------------------------------
  Income (loss) before income taxes and extraordinary item       (41,249)     332,482      197,851
  Income tax provision (benefit)                                 (15,000)     122,600       63,900
--------------------------------------------------------------------------------------------------
  Income (loss) before extraordinary item                        (26,249)     209,882      133,951
  Extraordinary loss on early retirement of debt                      --       (2,995)          --
--------------------------------------------------------------------------------------------------
Net Income (Loss)                                             $  (26,249)  $  206,887   $  133,951
==================================================================================================

Basic Earnings (Loss) Per Share:
  Income (loss) before extraordinary item                     $    (0.35)  $     2.84   $     1.74
  Extraordinary loss on early retirement of debt                      --        (0.04)          --
--------------------------------------------------------------------------------------------------
Net Income (Loss)                                             $    (0.35)  $     2.80   $     1.74
==================================================================================================
Diluted Earnings (Loss) Per Share:
  Income (loss) before extraordinary item                     $    (0.35)  $     2.80   $     1.72
  Extraordinary loss on early retirement of debt                      --        (0.04)          --
--------------------------------------------------------------------------------------------------
Net Income (Loss)                                             $    (0.35)  $     2.76   $     1.72
==================================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                     Consolidated Statements of Cash Flows

============================================================================================
                                                                  Year ended December 31,
--------------------------------------------------------------------------------------------
(in thousands)                                                  1998        1997        1996
--------------------------------------------------------------------------------------------
Operating Activities
Net income (loss)                                          $ (26,249)  $ 206,887   $ 133,951
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
  Insurance recovery - damaged facility                           --    (163,427)         --
  Depreciation and amortization                              131,004      96,091      83,210
  Deferred income taxes                                       11,319      66,342      15,959
  Minority interest in earnings                               27,510      27,633      44,485
  Other non-cash items                                        (2,197)     (4,306)     (3,059)
Change in current assets and liabilities, excluding
working capital purchased:
  Accounts receivable                                        (25,393)     (9,649)    100,359
  Inventories                                                (21,987)     86,253     (53,185)
  Other current assets                                         3,780      45,276     (42,849)
  Accounts payable                                            53,921     (15,144)     (8,291)
  Accrued and other liabilities                              (17,616)     (1,127)    (27,952)
Reimbursed Port Neal casualty expenses                        14,314       7,629     (26,498)
Other                                                         (7,015)     (1,695)    (14,291)
--------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                    141,391     340,763     201,839
--------------------------------------------------------------------------------------------
Investing Activities
  Acquisitions, net of cash acquired                          (6,623)   (384,284)    (16,181)
  Purchase of property, plant and equipment                 (100,414)    (55,249)    (99,326)
  Port Neal plant construction                                    --     (29,860)    (86,323)
  Insurance proceeds from plant casualty                          --      95,057      26,675
  Other                                                        8,709       3,451       6,659
--------------------------------------------------------------------------------------------
Net Cash Used In Investing Activities                        (98,328)   (370,885)   (168,496)
--------------------------------------------------------------------------------------------
Financing Activities
  Net short-term borrowings                                       --    (116,332)     90,318
  Proceeds from issuance of long-term debt                        --     132,867         151
  Principal payments on long-term debt                        (9,538)    (33,611)     (4,412)
  Stock (repurchase) issuance - net                              286     (21,264)    (91,131)
  Distributions to minority interests                        (35,052)    (34,402)    (53,493)
  Repurchase of TNCLP common units                           (16,523)         --          --
  Redemption of preferred stock                                   --     (24,950)         --
  Sale of minority interest in subsidiary                         --     225,000          --
  Dividends                                                  (14,986)    (13,481)    (11,582)
  Other                                                           --       2,673          --
--------------------------------------------------------------------------------------------
Net Cash  Provided by (Used In) Financing Activities         (75,813)    116,500     (70,149)
--------------------------------------------------------------------------------------------
Foreign Exchange Effect on Cash
and Short-Term Investments                                    (5,669)     (7,058)     (1,159)
--------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Short-Term Investments       (38,419)     79,320     (37,965)
Cash and Short-Term Investments at Beginning of Year         180,062     100,742     138,707
--------------------------------------------------------------------------------------------
Cash and Short-Term Investments at End of Year             $ 141,643   $ 180,062   $ 100,742
============================================================================================
Interest Paid                                              $  61,907   $  61,446   $  58,706
============================================================================================
Income Taxes Paid (Received)                               $  (7,085)  $  18,519   $  80,340
============================================================================================
Noncash Investing and Financing Activities:
Stock issuance for distribution locations acquisition      $      --   $  19,112   $   2,842
============================================================================================

See accompanying Notes to the Consolidated Financial Statements.

          Consolidated Statements of Changes in Stockholders' Equity
================================================================================

                                                                                      Accumulated
                                                    Capital Stock                     Other             Retained
                               Comprehensive     ------------------       Paid-In     Comprehensive     Earnings
(in thousands)                    Income         Shares      Amount       Capital     Income            (Deficit)      Total
-------------------------------------------------------------------------------------------------------------------------------
December 31, 1995                                81,173    $133,970      $631,195     $   (271)         $(193,311)     $571,583
Comprehensive Income
  Net income                        $133,951        ---         ---           ---          ---            133,951       133,951
  Foreign currency
    translation adjustments           (1,159)       ---         ---           ---       (1,159)               ---        (1,159)
                                    --------
  Total                             $132,792
                                    ========
Issuance of Common Shares                           219         219         2,623          ---                ---         2,842
Repurchase of Common Shares                      (6,827)     (6,827)      (84,963)         ---                ---       (91,790)

Exercise of stock options, net                      144         144           515          ---                ---           659
Stock Incentive Plan                                301         108         1,480          ---                ---         1,588
Dividends                                           ---         ---           ---          ---            (11,582)      (11,582)
-------------------------------------------------------------------------------------------------------------------------------
December 31, 1996                                75,010     127,614       550,850       (1,430)           (70,942)      606,092
-------------------------------------------------------------------------------------------------------------------------------

Comprehensive Income
  Net income                        $206,887        ---         ---           ---          ---            206,887       206,887
  Foreign currency
    translation adjustments           (7,058)       ---         ---           ---       (7,058)               ---        (7,058)
                                    --------
 Total                              $199,829
                                    ========
Issuance of Common Shares                         1,499       1,499        17,613          ---                ---        19,112
Repurchase of Common Shares                      (1,673)     (1,673)      (20,759)         ---                ---       (22,432)
Exercise of stock options, net                      141         141         1,068          ---                ---         1,209
Dividends                                           ---         ---           ---          ---            (13,481)      (13,481)
-------------------------------------------------------------------------------------------------------------------------------
December 31, 1997                                74,977     127,581       548,772       (8,488)           122,464       790,329
-------------------------------------------------------------------------------------------------------------------------------

Comprehensive Income
  Net loss                          $(26,249)       ---         ---           ---          ---            (26,249)      (26,249)
  Foreign currency
    translation adjustments           (5,669)       ---         ---           ---       (5,669)               ---        (5,669)
                                    --------
  Total                             $(31,918)
                                    ========
Exercise of stock options, net                       43          43           243          ---                ---           286
Stock Incentive Plan                                445         263         3,878          ---                ---         4,141
Dividends                                           ---         ---           ---          ---            (14,986)      (14,986)
-------------------------------------------------------------------------------------------------------------------------------
December 31, 1998                                75,465    $127,887      $552,893     $(14,157)         $  81,229      $747,852
===============================================================================================================================

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

Description of business:
The Corporation produces and markets nitrogen fertilizer, crop protection products, seed and services for farmers, dealers, and professional growers. The Corporation also produces and markets nitrogen products and methanol for the industrial sector.

Foreign exchange:
Results of operations for the foreign subsidiaries are translated using average currency exchange rates during the period while assets and liabilities are translated using current rates. Resulting translation adjustments are recorded as foreign currency translation adjustments in accumulated other comprehensive income in stockholders' equity. These translation adjustments are the only component of accumulated other comprehensive income.

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

Excess of costs over net assets of acquired businesses:
The Corporation amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over periods ranging from 15 to 18 years. Management periodically determines the recoverability of this asset through an assessment of expected cash flows from future operations.

Plant turnaround costs:
Costs related to the periodic scheduled major maintenance of continuous process production facilities (plant turnarounds) are deferred and charged to product costs on a straight-line basis during the period until the next scheduled turnaround, generally two years.

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


Recently issued accounting standards:
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," which will be effective for fiscal years beginning after June 15, 1999. The Corporation will adopt SFAS 133 effective January 1, 2000. At this time, the Corporation has not determined the impact of SFAS 133 on its results of operations, financial position or cash flows.

2.  Acquisitions

On December 31, 1997, a wholly owned subsidiary of the Corporation, Terra International (Canada) Inc. (Terra Canada) acquired two nitrogen fertilizer manufacturing plants in the United Kingdom from Imperial Chemical Industries PLC
(ICI) for approximately $338 million. The plants, located in Billingham and Severnside, England, produce nitrogen products for sale in the agricultural and industrial markets in the U.K. and western Europe. The acquisition has been accounted for using the purchase method of accounting. The Corporation funded the acquisition with $125 million from a five-year term loan provided by a bank group and secured by the assets of Terra Canada, $175 million as part of a contribution to the Corporation for a $225 million minority preferred limited interest in its Beaumont Methanol, Limited Partnership subsidiary, and the balance with available cash. The excess of the purchase price over the fair value of the assets acquired of $31 million is being amortized on a straight line basis over 18 years which is estimated to be the average remaining useful life of the manufacturing plants acquired.

Under an ammonium nitrate agreement with ICI, related to the acquisition, which covers 500,000 metric tons per year, the Corporation has agreed to make payments based on the market price of ammonium nitrate in connection with the Corporation's U.K. Business. The Corporation will be required to make a payment for each year through 2002 if average ammonium nitrate prices exceed certain thresholds during any year, subject to maximum payments of 58 million British Pound Sterling ($95.7 million USD at the time of signing) over the term of the agreement. As a result of making any such payments, the Corporation will not benefit fully from the U.K. price of ammonium nitrate over certain thresholds during the term of this agreement. No payments were due under this agreement in 1998.

Operating results subsequent to the date of acquisition are reflected in the 1998 Consolidated Statements of Operations. The following represents unaudited pro forma results of operations of the Corporation and the acquired manufacturing plants as if the acquisition had occurred at the beginning of 1996:

                                                        Year Ended December 31,
-------------------------------------------------------------------------------
(in thousands, except per-share data)                      1997         1996
-------------------------------------------------------------------------------
Revenues                                                $2,845,200   $2,671,200
Income before extraordinary item                           204,000      179,100
Net income                                                 204,000      176,100
Basic EPS
  Income before extraordinary item                      $      2.76  $     2.32
  Net income                                                   2.76        2.28
Diluted EPS
  Income before extraordinary item                      $      2.72  $     2.30
  Net income                                                   2.72        2.26
===============================================================================

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

3.   Earnings Per Share

The following table provides a reconciliation between Basic and Diluted Earnings
(Loss) Per Share.

(in thousands, except per-share data)                         1998       1997       1996
------------------------------------------------------------------------------------------
Basic earnings (loss) per share computation:
Earnings (loss) available before extraordinary item         $(26,249)  $209,882   $133,951
Extraordinary loss on debt retirement                             --     (2,995)        --
------------------------------------------------------------------------------------------
Earnings (loss) available to common shareholders            $(26,249)  $206,887   $133,951
==========================================================================================

Basic weighted average shares outstanding                     73,954     73,830     77,178
==========================================================================================

Earnings (loss) per share before extraordinary item         $  (0.35)  $   2.84   $   1.74
Extraordinary loss per share                                      --      (0.04)        --
------------------------------------------------------------------------------------------
Basic earnings (loss) per share                             $  (0.35)  $   2.80   $   1.74
==========================================================================================

Diluted earnings (loss) per share computation:
Earnings (loss) available before extraordinary item         $(26,249)  $209,882   $133,951
Extraordinary loss on debt retirement                             --     (2,995)        --
------------------------------------------------------------------------------------------
Earnings (loss) available to common shareholders            $(26,249)  $206,887   $133,951
==========================================================================================

Basic weighted average shares outstanding                     73,954     73,830     77,178
Stock options                                                     --        513        572
Restricted shares                                                 --        346         83
Contingent shares                                                 --        336         --
------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding                   73,954     75,025     77,833
==========================================================================================

Earnings (loss) per share before extraordinary item         $  (0.35)  $   2.80   $   1.72
Extraordinary loss per share                                      --      (0.04)        --
------------------------------------------------------------------------------------------
Diluted earnings (loss) per share                           $  (0.35)  $   2.76   $   1.72
==========================================================================================

4.   Accounts Receivable

On August 20, 1996, the Corporation, through Terra Funding Corporation (TFC), a beneficially owned subsidiary of the Corporation and a limited purpose corporation, entered into an agreement with a financial institution to sell an undivided interest in its accounts receivable. Under the agreement, which expires August 20, 1999, the Corporation may sell without recourse an undivided interest in a designated pool of its accounts receivable and receive up to $150 million in proceeds. Undivided interests in new receivables may be sold as amounts are collected on previously sold interests. As of December 31, 1998, the proceeds of the uncollected balance of accounts receivable sold totaled $136 million. The Corporation pays a monthly discount fee on the outstanding amount of the accounts receivable sold which is included in interest expense in the Consolidated Statements of Operations. TFC is a separate legal entity whose creditors have received security interests in its assets.

5.   Inventories

Inventories consisted of the following at December 31:

(in thousands)                                                                                 1998           1997
---------------------------------------------------------------------------------------------------------------------
Raw materials                                                                               $   60,676     $   41,724
Finished goods                                                                                 359,028        354,216
---------------------------------------------------------------------------------------------------------------------
Total                                                                                       $  419,704     $  395,940
=====================================================================================================================

6.   Other Current Assets

Other current assets consisted of the following at December 31:

(in thousands)                                                                                 1998           1997
---------------------------------------------------------------------------------------------------------------------
Deferred tax asset - current                                                                $   15,307     $    8,332
Income taxes recoverable - foreign                                                                 813             --
Insurance recoverable                                                                               --         14,314
Other current assets                                                                            22,472         28,641
---------------------------------------------------------------------------------------------------------------------
Total                                                                                       $   38,592     $   51,287
=====================================================================================================================

7.   Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following at December 31:

(in thousands)                                                                                 1998           1997
---------------------------------------------------------------------------------------------------------------------
Land and buildings                                                                          $  170,424     $  143,816
Plant and equipment                                                                          1,281,514      1,216,481
Construction in progress                                                                        75,962         81,561
---------------------------------------------------------------------------------------------------------------------
                                                                                             1,527,900      1,441,858
Less accumulated depreciation and amortization                                                (368,587)      (260,474)
---------------------------------------------------------------------------------------------------------------------
Total                                                                                       $1,159,313     $1,181,384
=====================================================================================================================

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

9.   Debt Due Within One Year

Debt due within one year consisted of the following at December 31:

(in thousands)                                           1998           1997
------------------------------------------------------------------------------
Short-term borrowings                                  $     --       $     --
Current maturities of long-term debt                      9,470          9,538
------------------------------------------------------------------------------
Total                                                  $  9,470       $  9,538
==============================================================================

Weighted average short-term borrowings                 $ 15,534       $ 96,741
==============================================================================

Weighted average interest rate                              8.0%           7.6%
==============================================================================

The Corporation has a credit agreement to provide revolving credit facilities of up to $330 million for seasonal working capital needs and other corporate purposes. There was $7.0 million outstanding at December 31, 1998 and 1997 which was classified as long-term debt under the facility. Interest on borrowings under this line is charged at current market rates.

Under the credit agreement, the Corporation has agreed, among other things, to maintain certain financial covenants including minimum net worth and interest coverage ratios and maximum debt to cash flow ratios, and to adhere to certain limitations on additional debt, capital expenditures, acquisitions, liens, asset sales, investments, prepayment of subordinated indebtedness, changes in lines of business and transactions with affiliates. The revolving credit facilities expire December 31, 2002. A commitment fee is charged on the unused portion of the facilities under the credit agreement, currently 1/2 percent adjustable based on the Corporation's most recent quarter debt to cash flow ratio. The credit agreement is secured by the stock of certain principal subsidiaries of the Corporation as well as substantially all the property of certain subsidiaries.

10.  Accrued and Other Liabilities

Accrued and other liabilities consisted of the following at December 31:

(in thousands)                                           1998           1997
------------------------------------------------------------------------------
Customer deposits                                      $ 81,119       $ 99,582
Payroll and benefit costs                                30,822         35,684
Income taxes - federal                                    1,649         14,487
Income taxes - foreign                                       --          1,741
Income taxes - state                                      3,498          4,286
Other                                                    92,365         67,383
------------------------------------------------------------------------------
Total                                                  $209,453       $223,163
==============================================================================

11.  Long-Term Debt

Long-term debt consisted of the following at December 31:

(in thousands)                                                      1998             1997
-------------------------------------------------------------------------------------------
Senior Notes, 10.5%, due 2005                                     $200,000         $200,000
Senior Notes, 10.75%, due 2003                                     158,755          158,755
Bank Term Notes, due 2003                                          117,187          125,000
Industrial Development Revenue Bonds bearing interest at an
 average 6.85% with increasing payments from 1999 to 2011            8,405            8,645
Other                                                               12,683           14,168
-------------------------------------------------------------------------------------------
                                                                   497,030          506,568
Less current maturities                                             (9,470)          (9,538)
-------------------------------------------------------------------------------------------
Total                                                             $487,560         $497,030
===========================================================================================

Scheduled principal payments for each of the five years 1999 through 2003 are $9.5 million, $11.2 million, $8.4 million, $7.6 million and $253.7 million, respectively.

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

The Bank Term Notes are secured by substantially all assets of Terra International (Canada) Inc., a beneficially owned subsidiary of the Corporation. The Notes require specified annual payments with the balance due January 2, 2003. The Notes bear interest at a rate based on current market rates, currently 7.31%. The Notes include covenants similar to the credit agreement described in
Note 9 - Debt Due Within One Year.

The Industrial Development Revenue Bonds due in 2011 are secured by a letter of credit guaranteed by the Corporation and, along with certain other long-term debt due in 2003, by the Corporation's headquarters building located in Sioux City, Iowa.

12.  Commitments and Contingencies

The Corporation and its subsidiaries are committed to various non-cancelable operating leases for agricultural equipment, and office, production, and storage facilities expiring on various dates through 2017. Total minimum rental payments are as follows:

(in thousands)
--------------------------------------------------------------------------------
1999                                                                    $ 49,775
2000                                                                      39,313
2001                                                                      24,434
2002                                                                      16,121
2003 and thereafter                                                       27,475
--------------------------------------------------------------------------------
Total                                                                   $157,118
================================================================================

Total rental expense under all leases, including short-term cancelable operating leases, was approximately $58.4 million, $54.3 million and $54.1 million for the years ended December 31, 1998, 1997 and 1996, respectively.

The Corporation is contingently liable for retiree medical benefits of employees of coal mining operations sold on January 12, 1993. Under the purchase agreement, the purchaser agreed to indemnify the Corporation against its obligations under certain employee benefit plans. Due to the Coal Industry Retiree Health Benefit Act of 1992, certain retiree medical benefits of union coal miners have become statutorily mandated, and all companies owning 50% or more of any company liable for such benefits as of certain specified dates becomes liable for such benefits if the company directly liable is unable to pay them. During 1998, the purchaser ceased operations and declared bankruptcy. The Corporation has provided reserves adequate to cover the estimated present value of these liabilities at December 31, 1998.

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

To manage credit risk, the Corporation enters into derivative transactions only with counter-parties who are currently rated BBB or better or equivalent as recognized by a national rating agency. The Corporation will not enter into transactions with counter-parties if the additional transaction will result in credit exposure exceeding $20 million. The credit rating of counter-parties may be modified through guarantees, letters of credit or other credit enhancement vehicles.

Market risk related to derivative financial instruments should be substantially offset by changes in the valuation of the underlying items being hedged.

The Corporation classifies a derivative financial instrument as a hedge if all of the following conditions are met:

1. The item to be hedged must expose the Corporation to currency, interest or price risk.
2. It must be probable that the results of the hedge position substantially offset the effects of currency, interest or price changes on the hedged item (e.g., there is a high correlation between the hedge position and changes in market value of the hedge item).
3. The derivative financial instrument must be designated as a hedge of the item at the inception of the hedge.

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

A significant portion of the Corporation's Canadian production is sold in the U.S., or is based on U.S. prices, but many of the production costs are in Canadian dollars. As a result, the Corporation's earnings will decline when the Canadian dollar increases in value compared with the U.S. dollar. Consequently, the Corporation buys Canadian dollars forward or uses derivatives to fix future exchange rates over a twelve-month period to cover a portion of its estimated net Canadian dollar requirements which include firm commitments to purchase natural gas. As of December 31, 1998, the existing forward contracts represented approximately 15% of anticipated net 1999 Canadian dollar requirements of approximately $20 million (Cdn).

Natural Gas Prices - United Kingdom Operations - To meet natural gas production requirements at the Corporation's United Kingdom production facilities, the Corporation enters into one or two-year term gas supply contracts with fixed prices for 40-80% of total volume requirements. As of December 31, 1998, the Corporation had contracts for 68% of 1999 natural gas requirements. Accordingly, the Corporation does not use derivative financial instruments for its United Kingdom natural gas needs.

Natural Gas Prices - North American Operations - Natural gas supplies to meet production requirements at the Corporation's production facilities are purchased at market prices. Natural gas market prices, as with other commodities, are volatile and the Corporation effectively fixes prices for a portion of its natural gas production requirements and inventory through the use of futures contracts, swaps and options. These contracts reference physical natural gas prices or appropriate NYMEX futures contract prices. Contract physical prices are frequently based on prices at the Henry Hub in Louisiana, the most common and financially liquid location of reference for financial derivatives related to natural gas. However, natural gas supplies for the Corporation's six production facilities are purchased for each plant at locations other than Henry Hub, which often creates a location basis differential between the contract price and the physical price of natural gas. Accordingly, the use of financial derivatives may not exactly offset the change in the price of physical gas. The contracts are traded in months forward and settlement dates are scheduled to coincide with gas purchases during that future period.

A swap is a contract between the Corporation and a third party to exchange cash based on a designated price. Option contracts give the holder the right to either own or sell a futures or swap contract. The futures contracts require maintenance of cash balances generally 10% to 20% of the contract value and option contracts require initial premium payments ranging from 2% to 5% of contract value. Basis swap contracts require payments to or from the Corporation for the amount, if any, that monthly published gas prices from the source specified in the contract differ from prices of NYMEX natural gas futures during a specified period. There are no initial cash requirements related to the swap and basis swap agreements.

The following summarizes open natural gas contracts at December 31, 1998 and 1997:


(in thousands)                 1998                             1997
------------------------------------------------------------------------------
                     Contract      Unrealized         Contract     Unrealized
                     MMBtu         Gain (Loss)          MMBtu      Gain (Loss)
------------------------------------------------------------------------------
Futures                1,200       $      (46)           (540)     $      ---
Swaps                 86,565          (11,698)        133,570          29,219
Options               16,480              (55)            ---             ---
------------------------------------------------------------------------------
                     104,245       $  (11,799)        133,030      $   29,219
==============================================================================
Basis swaps           19,165       $    2,213         104,575      $   (2,034)
==============================================================================

Annual production requirements are approximately 134 million MMBtu. Contracts were in place at December 31, 1998 to cover 59% of 1999 natural gas requirements and 15% of 2000 natural gas requirements.

Gains and losses on settlement of these contracts and premium payments on option contracts are credited or charged to cost of sales in the month in which the hedged transaction occurs. The risk and reward of outstanding natural gas positions are directly related to increases or decreases in natural gas prices in relation to the underlying NYMEX natural gas contract prices. Realized losses on closed contracts of $3.9 million relating to future periods have been deferred and are included in other current assets as of December 31, 1998. Cash flows related to natural gas hedging are reported as cash flows from operating activities.

During 1998, 1997 and 1996, natural gas hedging activities reduced the Corporation's natural gas costs by approximately $15.4 million, $57.6 million and $74.3 million, respectively, compared with spot prices.

Interest Rate Fluctuations - The Corporation has entered into interest rate swap agreements to fix the interest rate on a portion of its floating rate obligations at an average rate of approximately 6.09% per annum. The interest rate swap agreements are designated as hedges. At December 31, 1998, the notional amount of the swap agreement was $300 million. The agreements expire December 31, 2002. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense. Cash flows for the interest rate swap agreements are classified as cash flows from operations.

The following table presents the carrying amounts and estimated fair values of the Corporation's derivative financial instruments at December 31, 1998 and 1997. SFAS 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                            1998                    1997
----------------------------------------------------------------
                    Carrying      Fair       Carrying     Fair
(in millions)        Amount      Value        Amount     Value
----------------------------------------------------------------
Foreign currency    $   ---    $    ---      $    ---    $ (0.1)
Natural gas            (3.9)      (13.5)          5.7      32.9
Interest rate           ---       (11.2)          ---      (2.1)
----------------------------------------------------------------

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

14.  Financial Instruments and Concentrations of Credit Risk

The following table presents the carrying amounts and estimated fair values of the Corporation's financial instruments at December 31, 1998 and 1997. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                               1998                 1997
-------------------------------------------------------------------------------
                                        Carrying     Fair    Carrying    Fair
(in millions)                            Amount     Value     Amount    Value
-------------------------------------------------------------------------------
Financial Assets
     Cash and short-term investments    $  141.6  $  141.6   $  180.1  $  180.1
     Receivables                           138.8     138.8      111.7     111.7
     Equity and other investments           25.3      26.8       24.5      26.3
     Other assets                            9.3       9.3        9.9       9.9
Financial Liabilities
     Long-term debt                       (497.0)   (506.9)    (506.6)   (530.5)
===============================================================================

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

Financial Instruments - At December 31, 1998, the Corporation had letters of credit outstanding totaling $27.9 million, guaranteeing various insurance and financing activities. Short-term investments of $4.6 million and $5.4 million at December 31, 1998 and 1997, respectively are restricted to collateralize certain letters of credit.

15.  Stockholders' Equity

The Corporation allocates $1.00 per share upon the issuance of Common Shares to the Common Share capital account.

At December 31, 1998, 2.1 million Common Shares were reserved for issuance upon award of restricted shares and exercise of employee stock options.

The Corporation has authorized 16,500,000 Trust Shares for issuance. There was no activity related to the Trust Shares from December 31, 1995 to December 31, 1998 and no Trust Shares were outstanding at December 31, 1998.

16.  Stock-Based Compensation

The Corporation accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees", which utilizes the intrinsic value method. Compensation cost related to stock-based compensation was $4.2 million, $1.2 million and $2.8 million for the years ended December 31, 1998, 1997 and 1996, respectively.

The Corporation's 1997 Stock Incentive Plan authorized granting key employees awards in the form of options, rights, performance units or restricted stock. The aggregate number of Common Shares that may be subject to awards under the plan may not exceed 3.8 million shares. There were no outstanding rights or performance units at December 31, 1998. Options generally may not be exercised prior to one year or more than ten years from the date of grant. Stock options and restricted shares vest over specified periods, or in some cases upon the attainment, prior to a termination date, of pre-established market price objectives for the Corporation's Common Shares. The restricted shares are entitled to normal voting rights and earn dividends as declared during the performance periods. At December 31, 1998, 2.6 million Common Shares were available for grant under the 1997 Plan.

A summary of the Corporation's stock-based compensation activity related to stock options for the years ended December 31, is as follows:

(options in thousands)
-------------------------------------------------------------------------------------------------------
                                             1998                   1997                   1996
                                      -------------------    -------------------    -------------------
                                                 Weighted               Weighted               Weighted
                                                 Average                Average                Average
                                                 Exercise               Exercise               Exercise
                                      Number      Price      Number      Price       Number     Price
-------------------------------------------------------------------------------------------------------
Outstanding - beginning of year        2,428     $  10.47     1,719     $   9.44      1,350    $   6.92
Granted                                   35         8.47       871        12.23        535       14.62
Expired/terminated                       269        11.75        21        14.49          8       10.50
Exercised                                 43         6.69       141         8.23        158        5.36
-------------------------------------------------------------------------------------------------------
Outstanding - end of year              2,151     $  10.35     2,428     $  10.47      1,719    $   9.44
=======================================================================================================

The following table summarizes information about stock options outstanding and exercisable at December 31, 1998:

(options in thousands)
-----------------------------------------------------------------------------------------
                            Options Outstanding               Options Exercisable
                         ----------------------------------------------------------------
                                         Weighted     Weighted                   Weighted
                                          Average     Average                    Average
     Range of            Number          Remaining    Exercise       Number      Exercise
     Exercise Prices     Outstanding       Life         Price     Exercisable     Price
-----------------------------------------------------------------------------------------
  $3.00      $  5.99        515          3.3 years    $   5.00        515        $   5.00
   6.00         8.99        152          2.6              6.94        125            6.75
   9.00        11.99        286          6.1             10.51        139           10.50
  12.00        14.99      1,198          8.6             13.05        533           13.45
-----------------------------------------------------------------------------------------
 Total                    2,151          6.6          $  10.35      1,312        $   9.18
=========================================================================================

There were 1,073,000 and 1,035,000 options exercisable at December 31, 1997 and 1996, respectively.

The weighted average fair value of options granted was $2.83 per option for 1998, $3.58 per option for 1997 and $4.34 per option for 1996. The fair value of options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                               1998       1997       1996
----------------------------------------------------------
Risk-free interest rate        5.52%      5.77%      5.93%
Dividend yield                 2.30%      1.40%      1.00%
Expected volatility           42.00%     28.00%     27.00%
Expected life (years)           4.0        4.6        4.5
==========================================================

There were 610,000 restricted shares granted during 1998 with a weighted average fair value of $5.75 per share. There were 20,000 restricted shares granted during 1997 with a weighted average fair value of $14.63 per share. There were 376,000 restricted shares granted during 1996 with a weighted average fair value of $14.40 per share. The restricted shares granted in 1997 and 1996 became fully vested in 1998 and are included as increases to stockholders' equity.

The pro forma impact on net income and diluted earnings per share of accounting for stock-based compensation using the fair value method required by SFAS 123, "Accounting for Stock-Based Compensation" is as follows:

(in thousands, except per-share data)          1998        1997        1996
-----------------------------------------------------------------------------
Net income (loss)
     As reported                            $(26,249)    $206,887    $133,951
     Pro forma                               (28,270)     205,626     133,816
Diluted earnings (loss) per share
     As reported                            $  (0.35)    $   2.76    $   1.72
     Pro forma                                 (0.38)        2.74        1.72
=============================================================================

The pro forma impact takes into account only stock-based compensation grants since January 1, 1995 and is likely to increase in future years as additional awards are granted and amortized ratably over the vesting period.

17.  Retirement Plans

The Corporation and its subsidiaries maintain pension plans that cover substantially all salaried and hourly employees. Benefits are based on a final pay formula for the salaried plans and a flat benefit formula for the hourly plans. The plans' assets consist principally of equity securities and corporate and government debt securities. The Corporation and its subsidiaries also have certain non-qualified pension plans covering executives, which are unfunded. The Corporation accrues pension costs based upon annual independent actuarial valuations for each plan and funds these costs in accordance with statutory requirements. The components of net periodic pension expense were as follows:

(in thousands)                                1998        1997        1996
----------------------------------------------------------------------------
Service cost                               $  8,319     $ 5,394     $ 5,280
Interest cost                                 9,689       6,651       6,098
Expected return on plan assets              (13,523)     (6,344)     (5,552)
Amortization of transition asset               (307)       (306)       (306)
Amortization of actuarial (gain) loss           (64)         42         385
Amortization of prior service cost               79          84          85
----------------------------------------------------------------------------
Pension expense                            $  4,193     $ 5,521     $ 5,990
============================================================================

The following table reconciles the plans' funded status to amounts included in the Consolidated Statements of Financial Position at December 31:


(in thousands)                                      1998       1997
----------------------------------------------------------------------
Change in Benefit Obligation
Benefit Obligation-beginning of year              $ 94,593   $ 89,166
Acquisition                                         52,035         --
Service cost                                         8,319      5,394
Interest cost                                        9,689      6,650
Participants' contributions                            322         --
Amendments                                              --        (75)
Actuarial (gain) loss                               12,871     (3,400)
Foreign currency exchange rate changes                (805)      (672)
Benefits paid                                       (3,099)    (2,470)
----------------------------------------------------------------------
Benefit Obligation-end of year                     173,925     94,593
----------------------------------------------------------------------

Change in Plan Assets
Fair value plan assets-beginning of year            87,357     71,596
Acquisition                                         59,759         --
Actual return on plan assets                        (2,113)    16,202
Foreign currency exchange rate changes                (876)      (750)
Employer contribution                                6,215      2,779
Participants' contributions                            322         --
Benefits paid                                       (3,099)    (2,470)
----------------------------------------------------------------------
Fair value plan assets-end of year                 147,565     87,357
----------------------------------------------------------------------

Funded status                                      (26,360)    (7,236)
Unrecognized net actuarial (gain) loss              19,377     (7,496)
Unrecognized prior service cost                        238        272
Unrecognized net transition (asset) obligation      (1,292)    (1,598)
----------------------------------------------------------------------
Accrued benefit cost                              $ (8,037)  $(16,058)
======================================================================

The non-qualified pension plans are unfunded and have an Accumulated Benefit Obligation of $4.7 million at December 31, 1998.

The assumptions used to determine the actuarial present value of benefit obligations and pension expense during each of the years in the three-year period ended December 31, 1998 were as follows:

                                             1998     1997     1996
--------------------------------------------------------------------
Weighted average discount rate                6.7%     7.3%     7.5%
Long-term per annum compensation increase     4.2%     4.0%     5.0%
Long-term return on plan assets               8.9%     9.5%     9.5%
====================================================================

As of December 31, 1997, the Corporation acquired two fertilizer manufacturing plants in the United Kingdom from Imperial Chemical Industries PLC (ICI).
Employees of these plants became employees of the Corporation.   These employees
were eligible to transfer their ICI pension to the Corporation's pension plans in 1998. The transfer of U.K. employees' pension was fully funded by ICI.

The Corporation also sponsors a qualified savings plan covering most full-time employees. Contributions made by participating employees are matched based on a specified percentage of employee contributions up to 6% of the employees' pay base. The cost of the Corporation's matching contribution to the savings plan totaled $4.9 million in 1998, $4.6 million in 1997 and $4.0 million in 1996.

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

The following table indicates the components of the post-retirement medical benefits obligation included in the Corporation's Consolidated Statements of Financial Position at December 31:


(in thousands)                               1998      1997
-------------------------------------------------------------
Change in Benefit Obligation
Benefit Obligation-beginning of year        $ 5,298   $ 9,236
Service cost                                    118       409
Interest cost                                   372       644
Participants' contributions                     172       195
Amendments                                     (464)     (358)
Actuarial (gain) loss                          (547)    1,413
Foreign currency exchange rate changes          (32)      (24)
Curtailment (gain) loss                          --    (5,869)
Benefits paid                                  (545)     (348)
-------------------------------------------------------------
Benefit Obligation-end of year                4,372     5,298
-------------------------------------------------------------

Change in Plan Assets
Fair value plan assets-beginning of year         --        --
Employer contribution                           373       153
Participants' contributions                     172       195
Benefits paid                                  (545)     (348)
-------------------------------------------------------------
Fair value plan assets-end of year               --        --
-------------------------------------------------------------

Funded status                                (4,372)   (5,298)
Unrecognized net actuarial (gain) loss       (1,713)   (1,619)
Unrecognized prior service cost                (908)     (701)
-------------------------------------------------------------
Accrued benefit cost                        $(6,993)  $(7,618)
=============================================================

Net periodic post-retirement medical benefit cost consisted of the following components:


(in thousands)                                   1998     1997      1996
------------------------------------------------------------------------
Service cost                                     $ 118   $   409   $ 424
Interest cost                                      372       644     638
Amortization of prior service cost                (236)     (169)   (128)
Amortization of actuarial gain                    (403)     (170)   (132)
Effect of curtailment                               --    (7,004)     --
------------------------------------------------------------------------
Post-retirement medical benefit cost (income)    $(149)  $(6,290)  $ 802
========================================================================

During 1997, the Corporation amended its retiree medical plan to eliminate retiree medical benefits for eligible employees who do not retire and elect participation on or before January 1, 2002. The impact of the amendment was a $7.0 million decrease to post-retirement medical benefit expense.

The Corporation limits its future obligation for post-retirement medical benefits by capping at 5% the annual rate of increase in the cost of claims it assumes under the plan. The weighted average discount rate used in determining the accumulated post-retirement medical benefit obligation was 7.00% in 1998, 7.25% in 1997, and 7.50% in 1996. The assumed annual health care cost trend rate was 7.00% in 1998 and is assumed to decrease 1.00% per year to 5.00% in 2000 and remain at that level thereafter. A 1% increase in the assumed health care cost trend rate would increase total service and interest cost by $7,000 while a 1% decline would decrease cost by $32,000. The impact on the benefit obligation of a 1% increase in the assumed health care cost trend rate would be $33,000 while a 1% decline in the rate would decrease the benefit obligation by $182,000.

19. Other Income, Net

Other income consisted of the following:


(in thousands)                                   1998       1997     1996
---------------------------------------------------------------------------
Fertilizer service revenue                     $37,276    $33,623   $28,529
Service charge income                            6,570     11,074    10,318
Other                                           35,211     35,591    13,130
---------------------------------------------------------------------------
Total                                          $79,057    $80,288   $51,977
===========================================================================

20. Income Taxes

Components of the income tax provision (benefit) applicable to operations are as follows:


(in thousands)                                   1998       1997       1996
----------------------------------------------------------------------------
Current:
   Federal                                     $(25,345)  $ 48,214   $28,853
   Foreign                                          981      2,352    12,939
   State                                         (1,955)     5,692     6,149
----------------------------------------------------------------------------
                                                (26,319)    56,258    47,941
----------------------------------------------------------------------------
Deferred:
   Federal                                        8,586     43,938    49,994
   Foreign                                        2,464     16,923   (34,876)
   State                                            269      5,481       841
----------------------------------------------------------------------------
                                                 11,319     66,342    15,959
----------------------------------------------------------------------------
Total income tax provision (benefit)           $(15,000)  $122,600  $ 63,900
============================================================================

The following table reconciles the income tax provision (benefit) per the Consolidated Statements of Operations to the federal statutory provision:

(in thousands)                                   1998       1997       1996
-----------------------------------------------------------------------------
Income (loss) from operations before taxes:
 Domestic                                      $(51,665)  $281,850   $138,318
 Foreign                                         10,416     50,632     59,533
-----------------------------------------------------------------------------
                                               $(41,249)  $332,482   $197,851
=============================================================================
Statutory income tax provision (benefit):
 Domestic                                      $(18,083)  $ 98,648   $ 48,411
 Foreign                                          4,100     19,240     22,801
-----------------------------------------------------------------------------
                                                (13,983)   117,888     71,212
Purchased Canadian tax benefit                   (4,344)    (8,144)   (18,000)
Non-deductible expenses, primarily goodwill       6,884      6,632      6,312
State and local income taxes                       (700)     9,225      6,069
Benefit of loss carryforwards                      (442)      (975)    (1,001)
Other                                            (2,415)    (2,026)      (692)
-----------------------------------------------------------------------------
Income tax provision (benefit)                 $(15,000)  $122,600   $ 63,900
=============================================================================

Current deferred tax assets totaled $15.3 million and $8.3 million at December 31, 1998 and 1997, respectively, while deferred tax liabilities totaled $204.1 million and $193.5 million, respectively. Deferred tax assets, non-current totaled $6.2 million and $10.8 million at December 31, 1998 and 1997, respectively. The tax effect of net operating loss (NOL) and tax credit carryforwards and significant temporary differences between reported and taxable earnings that gave rise to net deferred tax (liabilities) assets were as follows:


(in thousands)                                       1998            1997
--------------------------------------------------------------------------------
Depreciation                                      $(181,788)      $(173,155)
Investments in partnership                          (27,514)        (28,320)
Unfunded employee benefits                           17,177          16,335
Discontinued business costs                           9,677          10,880
Valuation allowance                                  (6,695)         (7,107)
NOL, capital loss and tax credit carryforwards        4,786           4,869
Inventory valuation                                   2,636           3,349
Accrued liabilities                                  (1,590)         (1,738)
Other                                                   667             557
--------------------------------------------------------------------------------
                                                  $(182,644)      $(174,330)
================================================================================

The Corporation's capital loss carryforwards totaled $4.6 million at December 31, 1998. Capital loss carryforwards that are not utilized will expire in 2003. A valuation allowance is provided since the realization of tax benefits of capital loss carryforwards is not assured.

During 1996, the Corporation, after receiving a favorable ruling from Revenue Canada, refreshed its tax basis in plant and equipment at its Canadian subsidiary by entering into a transaction with a Canadian subsidiary of Minorco, resulting in a deferred tax asset for the Corporation. Minorco, through its beneficial ownership of Common Shares, owned approximately 56% of the equity of the Corporation at December 31, 1998. The ultimate realization of the deferred tax asset will require future taxable income in Canada. The Corporation assessed its past earnings history and trends and established a valuation allowance of $5.1 million related to the transaction as of December 31, 1998 and 1997. The Corporation will continue to review this valuation allowance and make adjustments as appropriate.

Components of income tax provision (benefit) included in net income other than from continuing operations are as follows:


(in thousands)                               1998          1997          1996
--------------------------------------------------------------------------------
Current:
   Federal                                  $ ---        $(1,944)       $ ---
   State                                      ---            (87)         ---
--------------------------------------------------------------------------------
                                            $ ---        $(2,031)       $ ---
================================================================================

Current tax benefits in 1997 result from losses on early retirement or refinancing of long-term debt.

21.  Industry Segment Data

The Corporation operates in three principal industry segments - Distribution, Nitrogen Products and Methanol. The Distribution segment sells crop inputs - fertilizer, crop protection products, seed and services - through its farm service center network. These inputs include both Terra's own brands and vendor products from virtually all other agricultural chemical and seed suppliers. The Nitrogen Products business produces and distributes ammonia, urea, nitrogen solutions and ammonium nitrate to farmers and industrial users. The Methanol business manufactures and distributes methanol, which is principally used as a raw material in the production of a variety of chemical derivatives and in the production of methyl tertiary butyl ether (MTBE), an oxygenate and an octane enhancer for gasoline. Management evaluates performance based on operating earnings of each segment. The Corporation does not allocate interest, income taxes or infrequent items to the business segments. Intersegment revenues have
been recorded at amounts approximating market.   Included in Other are general
corporate activities not attributable to a specific industry segment and eliminations of intersegment activity. The following summarizes additional information about the Corporation's industry segments:

                                                 Nitrogen
(in thousands)                    Distribution   Products   Methanol     Other      Total
--------------------------------------------------------------------------------------------
1998
 External revenues                  $1,734,257  $  698,558  $ 96,547   $ 22,656   $2,552,018
 Intersegment revenues                     ---      53,039       ---     23,710       76,749
 Operating earnings (loss)              21,387      39,329    (7,891)    (7,468)      45,357
 Total assets                          735,559   1,332,765   176,197     70,626    2,315,147
 Depreciation and amortization          29,951      81,933    12,821      6,299      131,004
 Capital expenditures                   45,087      53,908     1,354         65      100,414
 Equity earnings                         1,936       1,236       ---        ---        3,172
 Equity investments                     23,349       1,985       ---        ---       25,334
 Minority interest in earnings             ---       9,633    17,877        ---       27,510
============================================================================================
1997
 External revenues                  $1,786,673  $  561,460  $180,646   $ 13,590   $2,542,369
 Intersegment revenues                     ---      59,950       ---     52,133      112,083
 Operating earnings (loss)              40,686     150,270    63,662     (1,302)     253,316
 Total assets                          747,904   1,322,413   189,088    100,549    2,359,954
 Depreciation and amortization          23,777      55,501    13,027      3,786       96,091
 Capital expenditures                   36,692      43,890     2,428      2,099       85,109
 Equity earnings                         2,266         ---       ---        ---        2,266
 Equity investments                     22,556       1,929       ---        ---       24,485
 Minority interest in earnings             ---      27,633       ---        ---       27,633
============================================================================================
1996
 External revenues                  $1,580,142  $  588,502  $132,533   $ 15,309   $2,316,486
 Intersegment revenues                     ---      65,984       ---     51,026      117,010
 Operating earnings (loss)              23,872     255,263    18,520     (2,474)     295,181
 Total assets                          656,787   1,048,241   194,635     69,702    1,969,365
 Depreciation and amortization          18,125      47,690    12,866      4,529       83,210
 Capital expenditures                   27,310     156,833     1,327        179      185,649
 Equity earnings                         2,042         ---       ---        ---        2,042
 Equity investments                     16,579         ---       ---        ---       16,579
 Minority interest in earnings             ---      44,485       ---        ---       44,485
============================================================================================

The following summarizes geographic information about the Corporation:


                                Revenues                       Long-lived Assets
                  -----------------------------------  ----------------------------------
(in thousands)       1998        1997         1996        1998        1997        1996
-----------------------------------------------------------------------------------------
United States     $2,204,774   $2,472,340  $2,220,992  $1,190,995  $1,215,824  $1,170,604
Canada                67,846       70,029      95,494      70,404      87,347      86,467
United Kingdom       279,398          ---         ---     315,058     317,804         ---
-----------------------------------------------------------------------------------------
                  $2,552,018   $2,542,369  $2,316,486  $1,576,457  $1,620,975  $1,257,071
=========================================================================================

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

If at any time less than 25% of the issued and outstanding units are held by non-affiliates of the General Partner, the Partnership may call, or assign to the General Partner or its affiliates its right to acquire, all such outstanding units held by non-affiliated persons. The Corporation owned 69% of the Common Units at December 31, 1998. If, and when the 75% ownership threshold is met, TNCLP shall give at least 30 but not more than 60 days notice of its decision to purchase the outstanding units. The purchase price per unit will be the greater of (1) the average of any previous twenty trading days' closing prices as of the date five days before the purchase is announced or (2) the highest price paid by the General Partner or any of its affiliates for any unit within the 90 days preceding the date the purchase is announced.

Beaumont Methanol, Limited Partnership (BMLP)
BMLP sold a 42% limited interest for $225 million to Nova Investors LLC (Nova), an entity not otherwise affiliated with the Corporation, in December 1997. BMLP used $175 million of proceeds to partially fund the U.K. acquisition. The remaining $50 million is being used to fund construction of the $57 million ammonia loop at the Beaumont plant. Terra Methanol Corporation (the General Partner) and BMC Holdings, Inc. (a limited partner), beneficially owned subsidiaries of the Corporation, own the 58% majority interest in BMLP.

Nova receives a first priority return from BMLP approximating LIBOR plus 3.17% on its $225 million investment. The Corporation may receive a second priority return that is expected to be 1.5% above the first priority return. Earning will first be allocated to satisfy the first priority return. Any earnings in excess of the first and second priority returns, will be allocable 1% or less to Nova and the remainder to the Corporation. Specific allocations to the Corporation of certain BMLP expenses, if any, are made to preserve Nova's first priority return and its capital account. The first priority return is cumulative and must be paid in full before any cumulative second priority returns can be paid.

The partnership will terminate in 2014. The first priority rate of return is fixed through December 31, 2000, whereupon it will be renegotiated between the Corporation and Nova. If the partners cannot agree on new rates, the partnership will terminate or the Corporation may purchase Nova's interest. At the termination of the partnership, the assets will be liquidated, and the partners will receive proceeds in accordance with their capital accounts.

The publicly held TNCLP Common Units and the BMLP limited interest are reflected in the financial statements as minority interest.


23.  Pending Change of Control

Minorco, S.A., through its wholly-owned subsidiaries, owns 56% of the Corporation's outstanding shares. In October 1998, Minorco announced its intention to dispose of its interest in the Corporation. Minorco and the Corporation are in discussion with prospective purchasers for the Minorco interests and/or all of Corporation's outstanding common shares.

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




Burton M. Joyce                                 Francis G. Meyer
President and                                   Senior Vice President and
Chief Executive Officer                         Chief Financial Officer

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Terra Industries Inc.



We have audited the accompanying consolidated statements of financial position of Terra Industries Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Terra Industries Inc. and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP
Omaha, Nebraska

February 5, 1999

                                                                              45

Quarterly Production Data (unaudited)
---------------------------------------------------------------------------------
                                Quarter   Quarter  Quarter    Quarter     Year
                                 Ended     Ended    Ended      Ended      Ended
                                March 31  June 30  Sept. 30   Dec. 31    Dec. 31
---------------------------------------------------------------------------------
1998 Net Production (tons):
  Anhydrous ammonia              303,365  371,928   356,316    344,807  1,376,416
  Nitrogen solutions             904,776  960,590   925,535  1,004,696  3,795,597
  Urea                           159,805  169,139   173,801    148,226    650,971
  Ammonium nitrate               246,070  217,297   244,616    227,430    935,413
  Methanol (million gallons)        85.1     57.4      77.7       75.7      295.9
---------------------------------------------------------------------------------
1997 Net Production (tons):
  Anhydrous ammonia              280,460  312,478   305,187    266,327  1,164,452
  Nitrogen solutions             852,907  862,120   815,337    924,278  3,454,642
  Urea                           166,284  165,503   165,884    163,837    661,508
  Methanol (million gallons)        79.6     64.8      82.5       83.4      310.3
=================================================================================


Quarterly Financial and Stock Market Data (unaudited)


(in thousands, except
per-share data and stock prices)         March 31,    June 30,     Sept. 30,     Dec. 31,
------------------------------------------------------------------------------------------
1998
 Total revenues                          $465,672    $1,259,249     $462,717     $364,380
 Gross profit                              70,990       214,187       63,467       50,982
 Net income (loss)                        (18,280)       50,618      (21,824)     (36,763)
Per Share:
 Basic earnings (loss) per share         $  (0.25)   $     0.68     $  (0.30)    $  (0.50)
 Diluted earnings (loss) per share          (0.25)         0.67        (0.30)       (0.50)
 Dividends                                   0.05          0.05         0.05         0.05
Common Share Price:
 High                                    $  13.13    $    11.75     $   9.06     $   8.06
 Low                                        10.94          8.75         3.88         4.88
1997
 Total revenues                          $433,710    $1,221,894     $495,836     $390,929
 Gross profit                              95,658       270,778      114,525       94,064
 Income before extraordinary item           3,902        89,804       67,515       48,661
 Net income                                 3,902        89,804       67,515       45,666
Per Share:
 Income before extraordinary item:
  Basic earnings per share               $   0.05    $     1.22     $   0.91     $   0.66
  Diluted earnings per share                 0.05          1.20         0.90         0.65
 Net income:
  Basic earnings per share               $   0.05    $     1.22     $   0.91     $   0.62
  Diluted earnings per share                 0.05          1.20         0.90         0.61
 Dividends                                   0.04          0.04         0.05         0.05
Common Share Price:
 High                                    $  15.00    $    14.13     $  13.94     $  13.44
 Low                                        12.50         10.63        11.00        11.00
=========================================================================================

                                                                              46

Revenues (unaudited)
----------------------------------------------------------------------------------
(in thousands)                                     1998        1997        1996
----------------------------------------------------------------------------------
Manufactured nitrogen products                  $  751,597  $  621,410  $  654,486
Methanol                                            96,547     180,646     132,533
Resale fertilizer                                  401,447     443,751     386,774
Crop protection products                         1,006,173   1,059,077     981,267
Seed                                               124,928     106,557      90,175
Other                                              171,326     130,928      71,251
----------------------------------------------------------------------------------
Total                                           $2,552,018  $2,542,369  $2,316,486
==================================================================================


Volumes & Prices (unaudited)
-----------------------------------------------------------------------------------
(Excludes the Distribution segment)           1998                   1997
-----------------------------------------------------------------------------------
                                        Sales    Realized      Sales      Realized
(quantities in thousands)              Volumes  Price/unit    Volumes    Price/unit
-----------------------------------------------------------------------------------
Anhydrous ammonia (tons)                1,349     $ 143         1,182      $ 187
Nitrogen solutions (tons)               3,548        66         3,440         82
Urea (tons)                               631       118           671        145
Ammonium nitrate (tons)                   809       134            45        149
Methanol (gallons)                    285,958      0.34       311,476       0.58
===================================================================================

STOCKHOLDERS
----------------------------------------------------------------------------

The Corporation's Common Shares are traded principally on the New York Stock Exchange. At January 31, 1999, 75 million Common Shares were outstanding and held by 4,071 stockholders.

                                                                              47

Financial Summary
--------------------------------------------------------------------------------------------------------------
(in thousands, except
per-share and employee data)                   1998          1997          1996          1995          1994
--------------------------------------------------------------------------------------------------------------
Financial Position
  Working capital                          $   262,283   $   302,724   $   187,157   $   307,873   $   273,941
  Total assets                               2,315,147     2,359,954     1,969,365     1,867,858     1,687,970
  Long-term debt                               497,030       506,568       407,312       411,573       121,384
  Stockholders' equity                         747,852       790,329       606,092       571,583       418,429
Results of Operations
  Revenues                                 $ 2,552,018   $ 2,542,369   $ 2,316,486   $ 2,292,173   $ 1,665,947
  Costs and expenses                        (2,506,661)   (2,289,053)   (2,021,305)   (1,914,471)   (1,550,652)
  Infrequent item                                  ---       163,427           ---           ---           ---
  Interest income                                4,553         6,525         7,102        13,811         5,541
  Interest expense                             (63,649)      (63,153)      (59,947)      (64,897)      (22,082)
  Minority interest                            (27,510)      (27,633)      (44,485)      (47,234)       (8,809)
  Income tax benefit (provision)                15,000      (122,600)      (63,900)     (115,500)      (33,700)
--------------------------------------------------------------------------------------------------------------
  Income (loss) from
   continuing operations                       (26,249)      209,882       133,951       163,882        56,245
  Extraordinary item                               ---        (2,995)          ---        (4,338)       (3,060)
   Cumulative effect of
   accounting changes                              ---           ---           ---           ---         3,376
--------------------------------------------------------------------------------------------------------------
  Net income (loss)                        $   (26,249)  $   206,887   $   133,951   $   159,544   $    56,561
==============================================================================================================

Basic Earnings (Loss) Per Share:
  Continuing operations                    $     (0.35)  $      2.84   $      1.74   $      2.03   $      0.77
  Extraordinary item                               ---         (0.04)          ---         (0.05)        (0.04)
  Cumulative effect of
  accounting changes                               ---           ---           ---           ---          0.05
--------------------------------------------------------------------------------------------------------------
Net Income (Loss)                          $     (0.35)  $      2.80   $      1.74   $      1.98   $      0.78
==============================================================================================================

Diluted Earnings (Loss) Per Share:
  Continuing operations                    $     (0.35)  $      2.80   $      1.72   $      2.01   $      0.77
  Extraordinary item                               ---         (0.04)          ---         (0.05)        (0.04)
  Cumulative effect of
  accounting changes                               ---           ---           ---           ---          0.05
--------------------------------------------------------------------------------------------------------------
Net Income (Loss)                          $     (0.35)  $      2.76   $      1.72   $      1.96   $      0.78
==============================================================================================================
Dividends Per Share                        $      0.20   $      0.18   $      0.15   $      0.10   $      0.08
==============================================================================================================

Capital Expenditures                       $   100,414   $    85,109   $   185,649   $   177,129   $    31,213
==============================================================================================================

Permanent employees
 at end of period                                4,185         4,435         3,575         3,415         3,210
==============================================================================================================