Form 10-K405, Exhibit 13
period 1999-12-31
TERRA INDUSTRIES INC
filed 2000-03-30
CIK 722079

                                                                      Exhibit 13



                             TERRA INDUSTRIES INC.
                              1999 ANNUAL REPORT
                               FINANCIAL SECTION


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

                          Revenues

                          Volumes and Prices

                          Stockholders

                          Financial Summary

FINANCIAL REVIEW

OVERVIEW OF CONSOLIDATED RESULTS

Terra Industries Inc. (Terra) reported a 1999 net loss of $90 million compared with a net loss of $26 million in 1998 and net income of $207 million in 1997 with diluted earnings (loss) per share of $(1.20), $(0.35) and $2.76, respectively, and basic earnings (loss) per share of $(1.20), $(0.35) and $2.80, respectively. Revenues from continuing operations totaled $774 million in 1999, $846 million in 1998 and $798 million in 1997.

During 1999,Terra sold its Distribution business segment which generated a 1999 loss of $10.5 million compared to the segment's net income of $17.1 million in 1998 and $30.4 million in 1997. In addition, net income in 1999 and 1997 was reduced $9.3 million ($0.12 per share) and $3.0 million ($0.04 per share), respectively, due to the write-off of deferred financing fees in connection with the early retirement of debt.

The net loss from continuing operations was $70.1 million in 1999 and $43.3 million in 1998. Reduced prices for nitrogen products manufactured and sold by Terra significantly reduced Terra's 1999 results. Net income from continuing operations was $179.5 million in 1997 including a gain of $98 million, after income taxes, ($1.31 per diluted share) on settlement of insurance claims related to the Port Neal plant rebuild.

FINANCIAL COMPARABILITY

On June 30, 1999 Terra sold its Distribution business segment as of March 31, 1999 for net proceeds of $335.1 million as discussed further at Note 2 to the Consolidated Financial Statements. Sale proceeds were used primarily to repay seasonal debt and redeem outstanding minority preferred limited interest in a partnership that operates Terra's methanol plant in Beaumont, Texas. The Consolidated Financial Statements for prior years contain certain reclassifications to reflect the historical assets and operations of the Distribution business segment as discontinued operations.

On December 31, 1997, Terra acquired the United Kingdom fertilizer business assets of Imperial Chemical Industries plc ("ICI") for almost $338 million. In connection with the acquisition, Terra issued $125 million of long-term debt and sold a $225 million minority preferred limited partnership interest that was redeemed during 1999. The acquisition had no effect on 1997 operations except to reduce income tax expense by $8 million.

FACTORS THAT AFFECT OPERATING RESULTS

Factors that may affect Terra's future operating results include: the relative balance of supply and demand for nitrogen fertilizers and methanol, the availability and cost of natural gas, the number of planted acres - which is affected by both worldwide demand and governmental policies - and the types of crops planted, the effects general weather patterns have on the timing and duration of field work for crop planting and harvesting, the effect of environmental legislation on demand for Terra's products, the availability of financing sources to fund seasonal working capital needs, and the potential for interruption to operations due to accident or natural disaster.

Prices for nitrogen products are influenced by the world supply and demand balance for ammonia and nitrogen-based products. Long-term demand is affected by population growth and rising living standards that determine food consumption. Short-term demand is affected by world economic conditions and international trade decisions such as China's cessation of urea imports in recent years. Supply is affected by worldwide capacity and the availability of nitrogen product exports from major producing regions such as the former Soviet Union, the Middle East and South America. Due to several years of favorable economics in the industry, capacity additions in the form of new and expanded production facilities have been undertaken. Consequently, new nitrogen fertilizer supplies came on-stream and profit margins have been under pressure. More recently, depressed prices and margins for nitrogen products have resulted in some curtailments or shutdowns of capacity. Some of these shutdowns are expected to be permanent. Profit margins will continue to be under pressure until demand is sufficient to absorb the new supplies or marginal production capacity is shut down.

Methanol is used as a raw material in the production of formaldehyde, methyl tertiary butyl ether (MTBE), acetic acid and numerous other chemical derivatives. The price of methanol is strongly influenced by the supply and demand in each of these markets, in particular MTBE, an oxygenate used in reformulated gasoline and an octane enhancer used in non-reformulated gasoline. Currently, the methanol industry is experiencing low prices due to oversupply conditions caused by increased worldwide production and decreased worldwide demand.

The principal raw material used to produce nitrogen products and methanol is natural gas. Natural gas costs in 1999 comprised about 50% of total costs and expenses for North American nitrogen products, 28% of total costs and expenses for the U.K. nitrogen products business and 62% of total costs and expenses associated with the Methanol segment. Terra's natural gas procurement policy is to effectively fix or cap the price of 25% to 80% of its natural gas requirements for a one-year period and up to 50% of its natural gas requirements for the subsequent two-year period through various supply contracts, financial derivatives and other forward pricing techniques. Terra believes that there is a sufficient supply to allow acceptable costs for the foreseeable future and has entered into firm contracts to minimize the risk of interruption or curtailment of natural gas supplies during the heating season. A significant portion of global nitrogen products and methanol production is at facilities with access to fixed priced natural gas supplies. These facilities' natural gas costs have been and could continue to be substantially lower than Terra's.

Weather significantly affect on Terra's operations. Weather conditions that delay or disrupt field work during the planting and growing seasons may shift demand from or to forms of nitrogen fertilizer that are more or less favorable to Terra. Similar conditions following harvest may delay or eliminate opportunities to apply fertilizer in the fall. Weather can also have an adverse effect on crop yields, which lowers the income of growers and could impair their ability to pay for crop inputs purchased from Terra's dealer customers.

Terra's Nitrogen business segment is seasonal, with the majority of  products
used during the second quarter in conjunction with spring planting.   Due to the
seasonality of the business and the brief periods during which products can be used by customers, Terra and its customers build inventories during the second half of the year in order to ensure product availability during the peak sales season. For its current level of sales, Terra requires lines of credit to fund inventory increases and to support customer credit terms. Terra believes that its credit facilities are adequate for expected production levels in 2000.

Terra's manufacturing operations may be subject to significant interruption if one or more of its facilities were to experience a major accident or damage caused by severe weather or other natural disaster. Terra currently maintains insurance, including business interruption insurance, and expects that it will continue to do so in an amount which it believes is sufficient to allow Terra to withstand major damage to any of its facilities.

Most of the same factors which affect Terra's North American nitrogen products business also impact the nitrogen products business in the United Kingdom.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Market risk represents the risk of loss that may impact the financial position, results of operations or cash flows of Terra due to adverse changes in financial and commodity market prices and rates. Terra uses derivative financial instruments to manage risk in the areas of (a) foreign currency fluctuations,
(b) changes in natural gas prices and (c) changes in interest rates. See Note 14 to the Consolidated Financial Statements for additional information on the use of derivative financial instruments.

Terra's general policy is to avoid unnecessary risk and to limit, to the extent practical, risks associated with operating activities. Terra management may not engage in activities that expose Terra to speculative or non-operating risks. Management is expected to limit risks to acceptable levels. The use of derivative financial instruments is consistent with Terra's overall business objectives. Derivatives are used to manage operating risk within the limits established by Terra's Board of Directors, and in response to identified exposures, provided they qualify as hedge activities. As such, derivative financial instruments are used to manage exposure to interest rate fluctuations, to hedge specific assets and liabilities denominated in foreign currency, to hedge firm commitments and forecasted natural gas purchase transactions, and to protect against foreign exchange rate movements between different currencies that impact revenue and earnings expressed in U.S. dollars.

Foreign Currency Fluctuations

Terra's policy is to manage risk associated with foreign currency fluctuations by entering into exchange forward and option contracts covering specific currency obligations or net foreign currency operating requirements. Such hedging is limited to the amounts and duration of the specific obligations being hedged and, in the case of operating requirements, no more than 75% of the forecast requirements, which include firm commitments to purchase natural gas, for a twelve-month period. The primary currencies to which Terra is exposed are the Canadian dollar and the British pound. At December 31, 1999, Terra had no forward positions in any foreign currency.

Natural Gas Prices - North American Operations

Terra's policy is to hedge 25%-80% of its natural gas requirements for the upcoming 12 months and up to 50% of its requirements for the following 13-36 month period. Natural gas is the principal raw material used to manufacture nitrogen and methanol. Natural gas market prices are volatile and Terra manages this volatility through the use of derivative commodity instruments. Annual procurement requirements for natural gas are approximately 138 million MMBtu. Terra has forward priced 33% of its 2000 requirements and none of its requirements beyond December 31, 2000. The fair value of these instruments is estimated based on quoted market prices from brokers, and computations prepared by Terra. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in price. As of December 31, 1999, Terra's market risk exposure related to future natural gas requirements being hedged was $8.9 million based on a sensitivity analysis. Changes in the market value of these derivative instruments have a high correlation to changes in the spot price of natural gas. This hypothetical adverse impact on natural gas derivative instruments would be more than offset by lower costs for natural gas purchases.

Natural Gas Prices - United Kingdom Operations

To meet natural gas production requirements at Terra's United Kingdom production facilities, Terra enters into one- or two-year gas supply contracts with fixed prices for 25%-80% of total volume requirements. As of December 31, 1999 Terra had contracts for 66% of 2000 natural gas requirements and 22% of its 2001 natural gas requirements. Terra does not use derivative commodity instruments for its United Kingdom natural gas needs.

Interest Rate Fluctuations

It is the policy of Terra to limit the extent of uncapped, variable rate debt to no more than 50% of its total outstanding debt. Terra manages interest rate risk to reduce the potential volatility of earnings that may arise from changes in interest rates. The table below provides information about Terra's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including debt obligations and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate contractual payments to be exchanged under the contract.

Interest Rate Sensitivity
(in millions)                                                                     Expected Maturity Date
                                                  ------------------------------------------------------------------
                                                      2000     2001     2002     2003     2004   Thereafter   Total   Fair Value
                                                    ------   ------   ------   ------   ------   ----------   ------  ----------
Long-Term Debt
Senior Notes, fixed rate ($US)                      $   -     $   -    $   -    $   -    $   -       $200.0   $200.0      $197.5
     Average interest rate                           10.50%   10.50%   10.50%   10.50%   10.50%       10.50%

Senior Notes, fixed rate ($US)                           -        -        -    158.8        -            -    158.8       154.0
     Average interest rate                           10.75%   10.75%   10.75%   10.75%

Bank Term Notes, LIBOR based ($US)                     7.8      7.8        -     93.8        -            -    109.4       109.4
     Average interest rate                            9.75%    9.75%    9.75%    9.75%

IDR Bonds, various rates ($US)                         0.4      0.4      0.4      0.5      0.5          5.9      8.1         8.5
     Average interest rate                            6.76%    6.77%    6.78%    6.78%    6.77%        6.75%

Other Debt, various rates ($US)                        3.0      0.2      0.2      0.8        -            -      4.2         4.2
     Average interest rate                            7.82%    7.85%    7.29%    7.31%

                                                  ------------------------------------------------------------------------------
Total Long-Term Debt                                $ 11.2   $  8.4   $  0.6   $253.9   $  0.5       $205.9   $480.5      $473.6
                                                  ==============================================================================

Short-Term Borrowings
Revolving credit facility, notional amount ($US)    $ 62.8   $ 50.6   $ 30.6                                  $  6.0      $  6.0
     Variable interest rate:  LIBOR based            10.25%   10.25%   10.25%

Interest Rate Swap
     Variable to fixed, notional amount ($US)       $125.0   $125.0   $125.0                                              $  2.4
     Average pay rate                                 6.06%    6.06%    6.06%
     Average receive rate                            LIBOR    LIBOR    LIBOR

                                                  ==============================================================================

RESULTS OF CONTINUING OPERATIONS - 1999 COMPARED WITH 1998

Consolidated Results

Terra reported a 1999 net loss from continuing operations of $70.1 million on revenues of $774 million compared with a net loss of $43.3 million on revenues of $846 million in 1998. Basic and diluted loss per share for 1999 was $0.94 compared with $0.58 for 1998. Worldwide overcapacity in both nitrogen and methanol markets has lowered prices and margins for these products which substantially accounts for the decline in earnings in 1999.

Terra classifies its operations into two business segments: Nitrogen Products and Methanol. The Nitrogen Products segment represents the sale of nitrogen products produced at Terra's ammonia manufacturing and upgrading facilities. The Methanol segment represents sales of methanol produced at Terra's two methanol manufacturing facilities.

Total revenues and operating income (loss) by segment for the years ended December 31, 1999 and 1998 follow:

(in thousands)                                1999       1998
---------------------------------------------------------------
REVENUES:
Nitrogen Products                           $686,767   $751,597
Methanol                                      85,178     96,547
Other - net of intercompany eliminations       2,364     (2,593)
---------------------------------------------------------------
                                            $774,309   $845,551
                                            ========   ========
OPERATING INCOME (LOSS):
Nitrogen Products                           $(43,909)  $ 39,329
Methanol                                     (15,210)    (7,891)
Other expense - net                           (3,923)   (21,224)
---------------------------------------------------------------
                                            $(63,042)  $ 10,214
                                            ========   ========

Nitrogen Products

Volumes and prices for 1999 and 1998 follow:

Volumes and Prices
------------------------------------------------------------------------------
                                            1999                   1998
------------------------------------------------------------------------------
                                      Sales    Average      Sales    Average
(quantities in thousands of tons)    Volumes  Unit Price   Volumes  Unit Price
------------------------------------------------------------------------------
Ammonia                                1,417  $       122    1,349  $      143
Nitrogen solutions                     3,682           62    3,548          66
Urea                                     563           99      631         118
Ammonium nitrate                         833          113      809         134
------------------------------------------------------------------------------

Nitrogen products revenues declined by $64.8 million to $686.8 million for 1999 compared with 1998 primarily as a result of lower prices for all products. Ammonia, nitrogen solutions, urea and ammonium nitrate prices declined by 15%, 7%, 16% and 16%, respectively, causing a $71.5 million reduction to revenues. Continued excess worldwide nitrogen production capacity created excess nitrogen supplies and caused prices to fall. Ammonia and nitrogen solutions 1999 sales volumes increased from the prior year as the result of increased demand during the 1999 second half in response to the permanent shutdown of competitor facilities in Terra's market area and increased customer confidence that nitrogen prices had established a floor going into the 2000 planting season.

The nitrogen products segment reported operating income (loss) of $(43.9) million and $39.3 million for 1999 and 1998, respectively. Operating income declined by $71.5 million for 1999 as the result of lower prices. In addition, natural gas costs increased by 8% from 1998 which reduced 1999 operating income

$21.1 million from the prior year. These factors were partially offset by lower operating expenses which declined by 3% compared with 1998 and higher sales volumes. Terra's use of financial derivatives to forward price a portion of its natural gas needs resulted in cost savings of $5.2 million compared with 1999 spot prices.

Methanol

Methanol revenues were $85 million compared with $97 million for the years ended December 31, 1999 and 1998, respectively. Average methanol sales prices were $0.35 per gallon and $0.34 per gallon for 1999 and 1998, respectively. Methanol sales volumes declined by 14% to 245 million gallons for 1999 compared with 1998 primarily as the result of a two-month shutdown at the Beaumont plant during the 1999 first quarter in response to market prices that were less than the cash cost of production.

The methanol segment reported an operating loss of $15.2 million for 1999 and $7.9 million for 1998. The increased operating loss was primarily a result of higher natural gas costs which increased 17% and reduced 1999 operating results by $8.5 million. The increase in natural gas costs is after giving effect to Terra's use of forward pricing instruments to fix natural gas costs which resulted in $1.2 million of savings when compared to spot prices.

Other Expense - Net

Terra had $3.9 million of other operating expenses in 1999 compared to $21.2 million in 1998. Allocations of shared service expenses to discontinued Distribution operations sold 1999 amounted to $3.5 million and $13.8 million in 1999 and 1998, respectively. Other expenses also included $6.1 million in 1998 for vesting of restricted stock grants and professional fees related to efforts to sell Terra's outstanding common stock.

Interest Expense - Net

Net interest expense was $44.7 million in 1999 compared with $50.8 million in 1998. The decline to net interest expense is primarily related to interest income of $6.3 million realized in connection with the sale of the Distribution business segment.

Minority Interest

Minority interest represents interest in the earnings of the publicly held common units of Terra Nitrogen Company, L.P. (TNCLP) and a third-party's limited partnership interest in Beaumont Methanol, Limited Partnership (BMLP). Minority interest charges totaled $8.3 million in 1999 and $27.5 million in 1998.

Minority interest charges for the limited partnership interest in BMLP was $9.4 million in 1999 and $17.9 million in 1998. The Corporation redeemed the third-party's BMLP interests on June 30, 1999 and thereby eliminated subsequent charges to earnings related to the BMLP partnership interest.

Minority interest charges relating to TNCLP totaled $(1.1) million in 1999 and $9.6 million in 1998. The reduced 1999 charge is directly related to lower TNCLP earnings as the result of declining nitrogen prices.

Income Taxes

Income tax expense was recorded at an effective rate of 39.6% for 1999 compared with 36.4% in 1998 which were reflective of statutory rates in effect for Terra during both periods.

RESULTS OF CONTINUING OPERATIONS - 1998 COMPARED WITH 1997

Consolidated Results

Terra reported a net loss from continuing operations of $43.3 million on revenues of $846 million for 1998 compared with net income of $179.5 million on revenues of $798 million in 1997. Basic earnings (loss) from continuing operations per share for 1998 was $(0.58) compared with $2.43 for 1997. Diluted earnings (loss) per share was $(0.58) and $2.39, respectively, for 1998 and 1997. The 1997 results reflect a gain of $1.31 per diluted share for the settlement of insurance claims related to the rebuild of the Port Neal plant.

Total revenues and operating income (loss) by segment for the years ended December 31, 1998 and 1997 follow:

(in thousands)                                 1998       1997
---------------------------------------------------------------
REVENUES:
Nitrogen Products                           $751,597   $621,410
Methanol                                      96,547    180,646
Other - net of intercompany eliminations      (2,593)    (4,409)
---------------------------------------------------------------
                                            $845,551   $797,647
                                            ========   ========
OPERATING INCOME (LOSS):
Nitrogen Products                           $ 39,329   $150,270
Methanol                                      (7,891)    63,662
Other expense - net                          (21,224)   (17,157)
---------------------------------------------------------------
                                            $ 10,214   $196,775
                                            ========   ========

Nitrogen Products

Volumes and prices for the years ended December 31, 1998 and 1997 follow:


Volumes and Prices
-----------------------------------------------------------------------------------
(excludes the Distribution segment)            1998                   1997
-----------------------------------------------------------------------------------
                                        Sales       Average      Sales     Average
(quantities in thousands of tons)      Volumes    Unit Price    Volumes  Unit Price
-----------------------------------------------------------------------------------
Ammonia                                  1,349            $143    1,182       $ 187
Nitrogen solutions                       3,548              66    3,440          82
Urea                                       631             118      671         145
Ammonium nitrate                           809             134       45         149
-----------------------------------------------------------------------------------

Nitrogen products revenues increased by $130.2 million to $751.6 million for 1998 compared with 1997. Revenue for 1998 at Terra's U.K. plants, acquired December 31, 1997, amounted to $279.4 million.

Revenue for 1998 at the North American plants declined by $149.2 million compared with 1997 as a result of lower prices for all products and lower sales volumes for ammonia and urea. Ammonia, nitrogen solutions and urea prices decreased by 27%, 20% and 19%, respectively, causing revenues to decline by $131.1 million. Lower worldwide demand for urea and increased worldwide nitrogen production capacity created excess nitrogen supplies and caused prices to fall.

The nitrogen products segment reported operating income of $39.3 million and $150.3 million for 1998 and 1997, respectively. U.K. operations contributed $300,000 towards operating income. North American operating income declined by $111.2 million for 1998 compared with 1997 due to lower nitrogen prices. The effect of lower prices was partially offset by lower operating expenses and lower natural gas costs. Terra's use of financial derivatives to forward price a portion of its natural gas needs resulted in cost savings of $11.9 million compared with 1998 spot prices.

Methanol

Methanol revenues were $96.5 million compared with $180.6 million for the years ended December 31, 1998 and 1997, respectively. Average methanol sales prices declined to $0.34 per gallon in 1998 from $0.58 per gallon in 1997 as the result of reduced industrial demand, particularly as the result of unstable financial conditions in the Far East, and increased worldwide production capacity. Methanol sales volumes declined by 8% to 286 million gallons for 1998 compared with 1997 as Terra reduced methanol production in the 1998 third quarter due to market conditions. The decline in prices resulted in a revenue decline of $69.3 million while the volume decrease accounted for $14.8 million of the decline.

The methanol segment reported an operating loss of $7.9 million for 1998 and operating income of $63.7 million for 1997. The decline in prices and volumes discussed above accounted for the decline in operating income. Partially offsetting these was a 6% decline in the cost of natural gas. During 1998, natural gas hedging activities reduced Terra's natural gas costs by $3.5 million compared with spot prices.


Other Expense - Net

Terra had $21.2 million of other operating expenses in 1998 compared to $17.2 million in 1997.

Allocations of shared service expenses to discontinued Distribution operations sold during 1999 amounted to $13.8 million and $15.9 million in 1998 and 1997, respectively. Other 1998 expenses also included $6.1 million in 1998 for vesting of restricted stock grants and professional fees related to a proposed sale of Terra's outstanding common stock.

Interest Expense - Net

Net interest expense was $50.8 million in 1998 compared with $48.2 million in 1997. Interest expense increased as a result of additional borrowings used to fund the U.K. acquisition.

Minority Interest

Minority interest, represents interest in the earnings of the publicly held common units of Terra Nitrogen Company, L.P. (TNCLP) and a third-party's limited partnership interest in Beaumont Methanol, Limited Partnership (BMLP). Minority interest was $27.5 million for 1998 compared with $27.6 million in 1997. Minority interest declined $18.0 million due to lower 1998 earnings from TNCLP operations, but was offset by $17.9 million of 1998 charges for the BMLP minority interest issued on December 31, 1997.

Income Taxes

Income tax expense was recorded at an effective rate of 36.4% for 1998 compared with 36.8% in 1997.

LIQUIDITY AND CAPITAL RESOURCES

Terra's primary uses of funds will be to fund its working capital requirements, make payments on its debt and other obligations, and make capital expenditures. The principal sources of funds will be cash flow from operations and borrowings under available bank facilities.

Cash used in continuing operations in 1999 was $154 million, representing $191 million to fund working capital increases offset by $37 million of cash provided from continuing operations. The primary use of cash to fund working capital increases was due to termination of Terra's accounts receivable securitization program which used $136 million of cash to repay outstanding December 31, 1998 balances. Cash provided from continuing operations was $65 million lower than 1998 operating income primarily as a result of the 1999 decline to operating income due to lower prices for nitrogen products.

At December 31, 1999, Terra had a $63 million revolving credit facility available to fund seasonal working capital needs and for other corporate purposes. There was $6 million outstanding under the revolving credit facility at December 31, 1999 with an additional $14.2 million used to support outstanding letters of credit.

Terra believes cash from operations and existing financing facilities will be sufficient to meet expected operating and capital cash requirements through 2000. It will be necessary for Terra's 2000 operating income to increase from 1999 levels in order to attain certain earnings covenants contained in its revolving credit facility and $109 million bank term loan. Terra expects to attain the minimum earnings levels required under those financing agreements. Failure to meet these covenants would require Terra to incur additional costs to amend the bank facilities and could result in termination of the facilities. Terra is in discussion with lending institutions concerning alternative refinancing packages that would replace existing bank facilities, increase liquidity sources and reduce the risk of failing to maintain earnings covenants.

On June 30, 1999, Terra sold its Distribution business segment to Cenex/Land O'Lakes Agronomy Company for $485 million. Sales proceeds, net of increases to Distribution working capital balances and capital expenditures since December 31, 1998, other operating cash items and selling costs, contributed $335.1 million to 1999 cash flows. Net sales proceeds were used to redeem the outstanding minority interest in BMLP for $225 million, fund termination of the accounts receivable securitization program and repay outstanding borrowings under Terra's revolving credit facility.

Terra funded plant and equipment purchases of $51.9 million which included $31.7 million to complete construction of a $61.7 million ammonia production loop at the Beaumont, Texas methanol plant. The facility was placed in operation during February 2000. Terra expects 2000 plant and equipment purchases to approximate $25 million, consisting of the expenditures for routine replacement of equipment at manufacturing facilities.

During 1998 Terra distributed a preferred return of $9.4 million to BMLP's minority partner, and paid a dividend of $0.07 per Common Share which totaled $5.3 million. Terra redeemed the BMLP minority interest on June 30, 1999 and thereby eliminated future cash requirements to fund payments to the BMLP minority partner. On August 3, 1999, the Board of Directors suspended Terra's payment of a regular quarterly dividend on common stock.

On December 17, 1997 Terra announced that it was resuming purchases of common units of TNCLP on the open market and through privately negotiated transactions. Under an existing authorization of the Board of Directors, Terra may acquire up to five million common units. Terra acquired 609,200 and 632,500 common units during 1999 and 1998, respectively, bringing its total number of common units acquired under this authorization to 2.2 million units.

Cash balances at December 31, 1999 were $9.8 million, of which none is used to collateralize letters of credit.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 is effective for fiscal years beginning after June 15, 2000, as amended by SFAS 137 "Accounting for Derivative Instruments and Hedging activities - Deferral of the Effective Date of FASB Statement No. 133". Terra has reviewed SFAS 133 and intends to implement the standard on January 1, 2001. At this time, Terra has not determined the impact SFAS 133 will have on its financial position, results of operations or cash flows.

PENDING CHANGE OF CONTROL

Anglo American plc, through its wholly-owned subsidiaries, owns 56% of Terra's outstanding shares. Anglo American has announced its intention to dispose of its interest in Terra with the timing based on market and other considerations.

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

                 Consolidated Statements of Financial Position
================================================================================

                                                                                 At December 31,
------------------------------------------------------------------------------------------------
(in thousands)                                                         1999           1998
------------------------------------------------------------------------------------------------
Assets
 Cash and short-term investments                                    $    9,790     $  141,643
 Accounts receivable, less allowance for doubtful
  accounts of $491 and $938                                            102,776         97,113
 Inventories                                                           133,634        145,088
 Net current assets of discontinued operations                             ---         45,769
 Other current assets                                                   47,482         37,900
------------------------------------------------------------------------------------------------
 Total current assets                                                  293,682        467,513
------------------------------------------------------------------------------------------------
 Property, plant and equipment, net                                    997,801      1,017,885
 Excess of cost over net assets of acquired businesses                 253,162        272,553
 Net long-term assets of discontinued operations                           ---        193,854
 Other assets                                                           56,800         85,963
------------------------------------------------------------------------------------------------
 Total assets                                                       $1,601,445     $2,037,768
================================================================================================
Liabilities
 Debt due within one year                                           $   17,152     $    9,470
 Accounts payable                                                       88,413         98,082
 Accrued and other liabilities                                          35,158         97,678
------------------------------------------------------------------------------------------------
 Total current liabilities                                             140,723        205,230
------------------------------------------------------------------------------------------------
 Long-term debt                                                        469,309        487,560
 Deferred income taxes                                                 163,733        197,951
 Other liabilities                                                      67,409         62,671
 Minority interest                                                     103,269        336,504
 Commitments and contingencies (Note 13)
------------------------------------------------------------------------------------------------
 Total liabilities                                                     944,443      1,289,916
------------------------------------------------------------------------------------------------
Stockholders' Equity
 Capital stock
  Common Shares, authorized 133,500 shares;
  75,309 and 75,465 shares outstanding                                 127,890        127,887
 Paid-in capital                                                       552,903        552,893
 Accumulated other comprehensive loss                                   (9,852)       (14,157)
 Retained earnings (deficit)                                           (13,939)        81,229
------------------------------------------------------------------------------------------------
 Total stockholders' equity                                            657,002        747,852
------------------------------------------------------------------------------------------------
 Total liabilities and stockholders' equity                         $1,601,445     $2,037,768
================================================================================================

See accompanying Notes to the Consolidated Financial Statements.


                                               Consolidated Statements of Operations
=====================================================================================================================

---------------------------------------------------------------------------------------------------------------------
                                                                                   Year ended December 31,
---------------------------------------------------------------------------------------------------------------------
(in thousands, except per-share amounts)                                         1999           1998           1997
---------------------------------------------------------------------------------------------------------------------
Revenues
 Net sales                                                                 $  765,858     $  840,509     $  797,058
 Other income, net                                                              8,451          5,042            589
---------------------------------------------------------------------------------------------------------------------
                                                                              774,309        845,551        797,647
---------------------------------------------------------------------------------------------------------------------
Cost and Expenses
 Cost of sales                                                                781,927        772,369        549,817
 Selling, general and administrative expense                                   55,424         62,968         51,055
---------------------------------------------------------------------------------------------------------------------
                                                                              837,351        835,337        600,872
---------------------------------------------------------------------------------------------------------------------
 Income (loss) from operations                                                (63,042)        10,214        196,775
 Insurance recovery - damaged facility                                            ---            ---        163,427
 Interest income                                                                8,361            326            208
 Interest expense                                                             (53,076)       (51,122)       (48,400)
 Minority interest                                                             (8,341)       (27,510)       (27,633)
---------------------------------------------------------------------------------------------------------------------
 Income (loss) from continuing operations before income taxes                (116,098)       (68,092)       284,377
 Income tax provision (benefit)                                               (46,000)       (24,761)       104,862
---------------------------------------------------------------------------------------------------------------------
 Income (loss) from continuing operations                                     (70,098)       (43,331)       179,515
 Income (loss) from discontinued operations:
   Income (loss) from operations, net of income taxes                          (5,800)        17,082         30,367
   Loss on disposition, net of income taxes                                    (4,724)           ---            ---
 Extraordinary loss on early retirement of debt, net of income taxes           (9,265)           ---         (2,995)
---------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                          $  (89,887)    $  (26,249)    $  206,887
=====================================================================================================================

Basic Earnings (Loss) Per Share:
 Continuing operations                                                     $    (0.94)    $    (0.58)    $     2.43
 Discontinued operations                                                        (0.14)          0.23           0.41
 Extraordinary loss on early retirement of debt                                 (0.12)            --          (0.04)
---------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                          $    (1.20)    $    (0.35)    $     2.80
=====================================================================================================================

Diluted Earnings (Loss) Per Share:
 Continuing operations                                                     $    (0.94)    $    (0.58)    $     2.39
 Discontinued operations                                                        (0.14)          0.23           0.41
Extraordinary loss on early retirement of debt                                  (0.12)           ---          (0.04)
---------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                          $    (1.20)    $    (0.35)    $     2.76
=====================================================================================================================

 See accompanying Notes to the Consolidated Financial Statements.

                     Consolidated Statements of Cash Flows
================================================================================

--------------------------------------------------------------------------------------------------------------------------
                                                                                      Year ended December 31,
--------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                  1999            1998           1997
--------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net income (loss)                                                           $   (89,887)    $   (26,249)    $   206,887
Adjustments to reconcile net income from
continuing operations to net cash
flows from operating activities:
 (Income) loss from discontinued operations                                      10,524         (17,082)        (30,367)
 Extraordinary loss on early retirement of debt                                   9,265             ---           2,995
 Insurance recovery - damaged facility                                              ---             ---        (163,427)
 Depreciation and amortization                                                  101,588         101,053          72,314
 Deferred income taxes                                                            2,805          11,319          66,342
 Minority interest in earnings                                                    8,341          27,510          27,633
 Other non-cash items                                                               ---          (2,197)         (7,381)
Change in current assets and liabilities, excluding
 working capital purchased:
 Accounts receivable                                                             (5,663)        (22,937)         14,483
 Account receivable securitization                                             (136,000)        (14,000)         18,000
 Inventories                                                                     11,454         (37,460)         40,034
 Other current assets                                                             1,329           4,044          43,981
 Accounts payable                                                                (9,669)        (32,017)        (74,621)
 Accrued and other liabilities                                                  (62,520)         (6,368)        (19,994)
Reimbursed Port Neal casualty expenses                                              ---          14,314           7,629
Other                                                                             4,573          (7,015)         (1,607)
--------------------------------------------------------------------------------------------------------------------------
Net Cash Flows From Operating Activities                                       (153,860)         (7,085)        202,901
--------------------------------------------------------------------------------------------------------------------------
Investing Activities
 Acquisitions, net of cash acquired                                                 ---             ---        (338,000)
 Purchase of property, plant and equipment                                      (51,899)        (55,327)        (48,417)
 Discontinued operations                                                        335,129          96,766          54,886
 Insurance proceeds from plant casualty                                             ---             ---          95,057
 Other                                                                           (4,531)          3,371          (3,467)
--------------------------------------------------------------------------------------------------------------------------
Net Cash Flows From Investing Activities                                        278,699          44,810        (239,941)
--------------------------------------------------------------------------------------------------------------------------
Financing Activities
 Net short-term borrowings                                                        6,000             ---        (116,332)
 Proceeds from issuance of long-term debt                                           ---             ---         132,867
 Principal payments on long-term debt                                           (16,569)         (9,538)        (33,611)
 Stock (repurchase) issuance - net                                                   13             286         (21,264)
 Distributions to minority interests                                             (9,429)        (35,052)        (34,402)
 Repurchase of TNCLP common units                                                (5,994)        (16,523)            ---
 Redemption of preferred stock                                                      ---             ---         (24,950)
 Sale (redemption) of minority interest in subsidiary                          (225,000)            ---         225,000
 Dividends                                                                       (5,281)        (14,986)        (13,481)
 Other                                                                              ---             ---           2,673
--------------------------------------------------------------------------------------------------------------------------
Net Cash Flows From Financing Activities                                       (256,260)        (75,813)        116,500
--------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                            (432)           (331)           (140)
Increase (Decrease) in Cash and Short-Term Investments                         (131,853)        (38,419)         79,320
Cash and Short-Term Investments at Beginning of Year                            141,643         180,062         100,742
--------------------------------------------------------------------------------------------------------------------------
Cash and Short-Term Investments at End of Year                              $     9,790     $   141,643     $   180,062
==========================================================================================================================
Interest Paid                                                               $    55,379     $    61,907     $    61,446
==========================================================================================================================
Income Taxes Paid (Received)                                                $   (20,285)    $    (7,085)    $    18,519
==========================================================================================================================
Noncash Investing and Financing Activities:

Stock issuance for distribution locations acquisition                       $       ---     $       ---     $    19,112
==========================================================================================================================

See accompanying Notes to the Consolidated Financial Statements.

          Consolidated Statements of Changes in Stockholders' Equity
================================================================================

                                                                                          Accumulated
                                                                                          Other            Retained
                                    Comprehensive       Capital Stock          Paid-In    Comprehensive    Earnings
                                                    ---------------------
(in thousands)                          (Loss)       Shares       Amount       Capital    Loss (Deficit)      Total
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1996                                    75,010     $ 127,614     $ 550,850     $  (1,430)     $ (70,942)     $ 606,092
Comprehensive Income
 Net income                           $ 206,887         ---           ---           ---           ---        206,887        206,887
 Foreign currency
  translation adjustments                (7,058)        ---           ---           ---        (7,058)           ---         (7,058)
                                      ----------
 Total                                $ 199,829
                                      ==========
Issuance of Common Shares                             1,499         1,499        17,613           ---            ---         19,112
Repurchase of Common Shares                          (1,673)       (1,673)      (20,759)          ---            ---        (22,432)
Exercise of stock options, net                          141           141         1,068           ---            ---          1,209
Dividends                                               ---           ---           ---           ---        (13,481)       (13,481)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1997                                    74,977     $ 127,581     $ 548,772     $  (8,488)     $ 122,464      $ 790,329
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive Income
 Net loss                             $ (26,249)        ---           ---           ---           ---        (26,249)       (26,249)
 Foreign currency
  translation adjustments                (5,669)        ---           ---           ---        (5,669)           ---         (5,669)
                                      ----------
 Total                                $ (31,918)
                                      ==========
Exercise of stock options, net                           43            43           243           ---            ---            286
Stock Incentive Plan                                    445           263         3,878           ---            ---          4,141
Dividends                                               ---           ---           ---           ---        (14,986)       (14,986)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1998                                    75,465     $ 127,887     $ 552,893     $ (14,157)     $  81,229      $ 747,852
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive Income
 Net income                           $ (89,887)        ---           ---           ---           ---        (89,887)       (89,887)
 Foreign currency
  translation adjustments                 4,305         ---           ---           ---         4,305            ---          4,305
                                      ----------
 Total                                $ (85,582)
                                      ==========
Exercise of stock options, net                            3             3            10           ---            ---             13
Stock Incentive Plan                                   (159)          ---           ---           ---            ---            ---
Dividends                                               ---           ---           ---           ---         (5,281)        (5,281)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1999                                    75,309     $ 127,890     $ 552,903     $  (9,852)     $ (13,939)     $ 657,002
====================================================================================================================================

See accompanying Notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

Basis of presentation:

The Consolidated Financial Statements include the accounts of Terra Industries Inc. and all majority owned subsidiaries (Terra). All significant intercompany accounts and transactions have been eliminated.

Description of business:
Terra produces nitrogen products for agricultural dealers and industrial users, and methanol for industrial users.

Foreign exchange:
Results of operations for the foreign subsidiaries are translated using average currency exchange rates during the period; assets and liabilities are translated using current rates. Resulting translation adjustments are recorded as foreign currency translation adjustments in accumulated other comprehensive income in stockholders' equity. These translation adjustments are the only component of accumulated other comprehensive income.

Cash and short-term investments:
Terra considers short-term investments with an original maturity of three months or less to be cash equivalents which are reflected at their approximate fair value.

Inventories:
Inventories are stated at the lower of average cost or estimated net realizable value. The cost of inventories is determined using the first-in, first-out method.

Property, plant and equipment:
Expenditures for plant and equipment additions, replacements and major improvements are capitalized. Related depreciation is charged to expense on a straight-line basis over estimated useful lives ranging from 15 to 20 years for buildings and 3 to 18 years for plant and equipment. Maintenance and repair costs are expensed as incurred.

Excess of costs over net assets of acquired businesses:
Terra amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over periods ranging from 15 to 18 years. Management periodically determines the recoverability of this asset through an assessment of expected cash flows from future operations.

Plant turnaround costs:

Costs related to the periodic scheduled major maintenance of continuous process production facilities (plant turnarounds) are deferred and charged to product costs on a straight-line basis during the period until the next scheduled turnaround, generally two years.

Hedging transactions:
Realized gains and losses from hedging activities and premiums paid for option contracts are deferred and recognized in the month to which the hedged transactions relate (see Note 14 - Derivative Financial Instruments).

Stock-based compensation:
Terra recognizes compensation costs for stock-based employee compensation plans based on the difference, if any, between the quoted market price of the stock at date of grant and the amount an employee pays to acquire the stock.

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

Recently issued accounting standards:
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," which will be effective for fiscal years beginning after June 15, 2000, as amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of Effective Date of FASB Statement No. 133". Terra will adopt SFAS 133 effective January 1, 2001. At this time, Terra has not determined the impact of SFAS 133 on its results of operations, financial position or cash flows.

2.  Discontinued Operations

On June 30, 1999, Terra sold its Distribution business segment to Cenex/Land O' Lakes Agronomy Company ("Buyer") for $335.1 million, net of seasonal working capital increases from December 31, 1998, and closing costs. In the sales transaction, the Buyer acquired all rights to the Distribution business' earnings from April 1, 1999 forward. Included in the sale were Terra's approximately 400 retail farm service centers in the U.S. and Canada, and its 50% ownership position in the Omnium chemical formulation plants. Terra retained ownership of approximately $25 million in accounts receivable and approximately 40 storage or retail sites associated with Distribution operations. Reserves for doubtful accounts of approximately $15 million were recorded to value the retained accounts receivable at estimated net realizable value at closing. The retained sites had a zero net book value at December 31, 1999, as costs of disposal are estimated to approximate sales proceeds.

The accompanying consolidated statements of operations, financial position and cash flows have been restated for prior periods to segregate results of operations and net assets associated with the discontinued Distribution business segment. Net current assets of discontinued operations represent accounts receivable, inventory and other current assets net of accounts payable and accrued and other liabilities directly identifiable with the Distribution business. Net long-term assets of discontinued operations are comprised of property, plant and equipment, goodwill and other long-term assets of the Distribution business that were transferred in the sales transaction.

The results of discontinued operations for the years ended December 31, 1999, 1998 and 1997 follow:

                                                  1999         1998          1997
------------------------------------------------------------------------------------
Total revenue                                  $ 228,991   $ 1,706,467   $ 1,744,722
Cost of sales                                   (186,647)   (1,378,787)   (1,416,025)
Selling, general and
  administrative expense                         (64,711)     (308,229)     (290,277)
Equity in earnings of affiliates                     696         1,936         2,266
------------------------------------------------------------------------------------

        Operating income (loss) as reported      (21,671)       21,387        40,686

Allocated general and
  administrative expense                           3,466        13,756        15,855
------------------------------------------------------------------------------------

        Operating income (loss) - restated       (18,205)       35,143        56,541

Gain on sale of unconsolidated
  affiliate                                        9,804           ---           ---
Interest income                                      938         4,227         6,317
Interest expense                                  (2,202)      (12,527)      (14,753)
Income taxes                                       3,865        (9,761)      (17,738)
------------------------------------------------------------------------------------

        Income (loss) from
           discontinued operations                (5,800)       17,082        30,367

Loss on disposition, net of taxes                 (4,724)          ---           ---
------------------------------------------------------------------------------------

        Net income (loss) from
           discontinued operations             $ (10,524)  $    17,082   $    30,367
------------------------------------------------------------------------------------

Distribution revenues and cost of sales are net of intercompany sales from Terra's Nitrogen business segment of $8.9 million, $27.8 million and $42.0 million for the years ended December 31, 1999, 1998 and 1997, respectively. Interest income and expense allocated to the Distribution business represents interest earned or expensed from short-term investments or borrowings caused by seasonal fluctuations to Distribution working capital balances. None of Terra's long-term interest expense was allocated to earnings from discontinued operations.

The buyer and Terra have also entered into a three-year nitrogen fertilizer supply agreement through which the Buyer will purchase approximately the quantity that Terra's Nitrogen Products segment supplied to both the Distribution business and the Buyer.

3.  Acquisitions

On December 31, 1997, a wholly owned subsidiary of the Terra, Terra International (Canada) Inc. (Terra Canada) acquired two nitrogen fertilizer manufacturing plants in the United Kingdom from Imperial Chemical Industries PLC
(ICI) for $338 million. The plants, located in Billingham and Severnside, England, produce nitrogen products for sale in the agricultural and industrial markets in the U.K. and western Europe. The acquisition has been accounted for using the purchase method of accounting. Terra funded the acquisition with $125 million from a five-year term loan provided by a bank group and secured by the assets of Terra Canada, $175 million as part of a contribution to Terra for a $225 million minority preferred limited interest in its Beaumont Methanol, Limited Partnership subsidiary, and the balance with available cash. The excess of the purchase price over the fair value of the assets acquired of $31 million is being amortized on a straight line basis over 18 years which is estimated to be the average remaining useful life of the manufacturing plants acquired.

Under an ammonium nitrate agreement with ICI, related to the acquisition, which covers 500,000 metric tons per year, Terra has agreed to make payments based on the market price of ammonium nitrate in connection with Terra's U.K. business. Terra will be required to make a payment for each year through 2002 if average ammonium nitrate prices exceed certain thresholds during any year, subject to maximum payments of (Pounds)58 million ($95.7 million USD at the time of signing) over the term of the agreement. As a result of making any such payments, Terra will not benefit fully from the U.K. price of ammonium nitrate over certain thresholds during the term of this agreement. No payments were due under this agreement in 1999 or 1998.

4.   Earnings Per Share

The following table provides a reconciliation between Basic and Diluted Earnings
(Loss) Per Share.

(in thousands, except per-share data)                       1999       1998       1997
----------------------------------------------------------------------------------------
Basic earnings (loss) per share computation:
Earnings (loss) from continuing operations                $(70,098)  $(43,331)  $179,515
Earnings (loss) from discontinued operations               (10,524)    17,082     30,367
----------------------------------------------------------------------------------------
Earnings (loss) available before extraordinary item        (80,622)   (26,249)   209,882
Extraordinary loss on debt retirement                       (9,265)      ----     (2,995)
----------------------------------------------------------------------------------------
Earnings (loss) available to common shareholders          $(89,887)  $(26,249)  $206,887
========================================================================================

Basic weighted average shares outstanding                   74,703     73,954     73,830
========================================================================================

Earnings (loss) per share from continuing operations      $  (0.94)  $  (0.58)  $   2.43
Earnings (loss) per share from discontinued operations       (0.14)      0.23        .41
----------------------------------------------------------------------------------------
Earnings (loss) per share before extraordinary item          (1.08)     (0.35)      2.84
Extraordinary loss per share                                 (0.12)       ---      (0.04)
----------------------------------------------------------------------------------------
Basic earnings (loss) per share                           $  (1.20)  $  (0.35)  $   2.80
========================================================================================

Diluted earnings (loss) per share computation:
Earnings (loss) from continuing operations                $(70,098)  $(43,331)  $179,515
Earnings (loss) from discontinued operations               (10,524)    17,082     30,367
----------------------------------------------------------------------------------------
Earnings (loss) available before extraordinary item        (80,622)   (26,249)   209,882
Extraordinary loss on debt retirement                       (9,265)       ---     (2,995)
----------------------------------------------------------------------------------------
Earnings (loss) available to common shareholders          $(89,887)  $(26,249)  $206,887
========================================================================================

Basic weighted average shares outstanding                   74,703     73,954     73,830
Stock options                                                  ---        ---        513
Restricted shares                                              ---        ---        346
Contingent shares                                              ---        ---        336
----------------------------------------------------------------------------------------
Diluted weighted average shares outstanding                 74,703     73,954     75,025
========================================================================================

Earnings (loss) per share from continuing operations      $  (0.94)  $  (0.58)  $   2.39
Earnings (loss) per share from discontinued operations       (0.14)      0.23        .41
----------------------------------------------------------------------------------------
Earnings (loss) per share before extraordinary item          (1.08)     (0.35)      2.80
Extraordinary loss per share                                 (0.12)       ---      (0.04)
----------------------------------------------------------------------------------------
Diluted earnings (loss) per share                         $  (1.20)  $  (0.35)  $   2.76
========================================================================================

5.   Accounts Receivable

Terra, through Terra Funding Corporation (TFC), a beneficially owned subsidiary of Terra, a limited purpose corporation, had an agreement with a financial institution to sell an undivided interest in its accounts receivable. Under the agreement, which expired June 30, 1999, Terra was able to sell without recourse an undivided interest in a designated pool of its accounts receivable and receive up to $150 million in proceeds.

6.   Inventories

Inventories consisted of the following at December 31:

(in thousands)                                          1999         1998
-------------------------------------------------------------------------
Raw materials                                     $   57,772   $   60,676
Finished goods                                        75,862       84,412
-------------------------------------------------------------------------
Total                                             $  133,634   $  145,088
=========================================================================

7.   Other Current Assets

Other current assets consisted of the following at December 31:

(in thousands)                                          1999         1998
-------------------------------------------------------------------------
Deferred tax asset - current                      $    5,548   $   15,307
Income taxes recoverable                              10,278          813
Accounts receivable of discontinued operations,
less allowance for doubtful accounts of $12,533        6,238          ---
Other current assets                                  25,418       21,780
-------------------------------------------------------------------------
Total                                             $   47,482   $   37,900
=========================================================================

8.   Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following at December 31:

(in thousands)                                          1999         1998
-------------------------------------------------------------------------
Land and buildings                                $   53,875   $   55,381
Plant and equipment                                1,170,541    1,143,635
Construction in progress                              98,406       69,945
-------------------------------------------------------------------------
                                                   1,322,822    1,268,961
Less accumulated depreciation and amortization      (325,021)    (251,076)
-------------------------------------------------------------------------
Total                                             $  997,801   $1,017,885
=========================================================================

9.   Port Neal Casualty

On December 13, 1994, Terra's Port Neal facility in Iowa was extensively damaged as a result of an explosion. Insurance was in force to cover Terra's property damage, business interruption and third-party liability claims. During 1997, Terra reached a settlement with its insurance carriers, who agreed to pay Terra a total claim of $321 million. The rebuild of the Port Neal plant required the recognition of a new cost basis for the facility, which resulted in recording a substantial gain in 1997 representing the difference between the property insurance settlement received on the Port Neal plant and the carrying value of the facility at the time of the explosion less uninsured expenses. Terra capitalized $249 million related to the rebuild of the Port Neal manufacturing facility.

10.  Debt Due Within One Year

Debt due within one year consisted of the following at December 31:

(in thousands)                                          1999          1998
--------------------------------------------------------------------------
Short-term borrowings                             $    6,000   $      ---
Current maturities of long-term debt                  11,152        9,470
--------------------------------------------------------------------------
Total                                             $   17,152   $    9,470
==========================================================================

Weighted average short-term borrowings            $   10,699   $   15,534
==========================================================================

Weighted average interest rate                          10.0%         8.0%
==========================================================================

Terra has a credit agreement to provide revolving credit facilities of up to $62.8 million for seasonal working capital needs and other corporate purposes. At December 31, 1999, $6 million was outstanding and $14.2 million was reserved to support outstanding letters of credit for recorded liabilities. Interest on borrowings under this line is charged at current market rates. Beginning June 30, 2000, the revolving credit facility principal amount declines up to $12.2 million per year, net of any prepayments on Bank Term Notes described at Note 12.

Under the credit agreement, Terra has agreed, among other things, to maintain certain financial covenants including minimum net worth and interest coverage ratios and maximum debt to cash flow ratios, and to adhere to certain limitations on additional debt, capital expenditures, acquisitions, liens, asset sales, investments, prepayment of subordinated indebtedness, changes in lines of business and transactions with affiliates. The revolving credit facilities expire December 31, 2002. A commitment fee is charged on the unused portion of the facilities under the credit agreement, currently 1/2 percent adjustable based on Terra's most recent quarter debt to cash flow ratio. The credit agreement is secured by the stock of certain principal subsidiaries of Terra as well as substantially all the property of certain subsidiaries.

11.  Accrued and Other Liabilities

Accrued and other liabilities consisted of the following at December 31:

(in thousands)                                          1999          1998
--------------------------------------------------------------------------
Customer deposits                                 $   10,346   $     4,833
Payroll and benefit costs                              3,220        22,816
Income taxes - state                                   1,360         3,498
Other                                                 20,232        66,531
--------------------------------------------------------------------------
Total                                             $   35,158   $    97,678
==========================================================================

12.  Long-Term Debt

Long-term debt consisted of the following at December 31:

(in thousands)                                                     1999      1998
---------------------------------------------------------------------------------
Senior Notes, 10.5%, due 2005                                  $200,000  $200,000
Senior Notes, 10.75%, due 2003                                  158,755   158,755
Bank Term Notes, due 2003                                       109,375   117,187
Industrial Development Revenue Bonds bearing interest at an
 average 6.85% with increasing payments from 1999 to 2011         8,130     8,405
Other                                                             4,201    12,683
---------------------------------------------------------------------------------

                                                                480,461   497,030
Less current maturities                                          11,152     9,470
---------------------------------------------------------------------------------
Total                                                          $469,309  $487,560
=================================================================================

Scheduled principal payments for each of the five years 2000 through 2004 are $11.2 million, $8.4 million, $0.6 million, $253.7 million and $0.5 million, respectively.

The 10.5% Unsecured Senior Notes are redeemable at the option of Terra, in whole or part, at any time on or after June 15, 2000, initially at 105.250% of their principal amount, plus accrued interest, declining to 102.625% on or after June 15, 2001, and declining to 100% on or after June 15, 2002. The 10.5% Senior Notes Indenture contains certain restrictions, including the issuance of additional debt, payment of dividends, issuance of capital stock, certain transactions with affiliates, incurrence of liens, sale of assets, and sale-leaseback transactions.

The 10.75% unsecured Senior Notes are redeemable at the option of Terra, in whole or part, at any time at 102.688% of their principal amount, plus accrued interest declining to 100% on or after September 30, 2000. The 10.75% Senior Notes Indenture contains restrictions similar to those in the 10.5% Senior Notes Indenture.

The Bank Term Notes are secured by substantially all assets of Terra Canada, a beneficially owned subsidiary of Terra. The Notes require specified annual payments with the balance due January 2, 2003. The Notes bear interest at a rate based on current market rates, currently 9.75%. The Notes include covenants similar to the credit agreement described in Note 10 - Debt Due Within One Year.

The Industrial Development Revenue Bonds due in 2011 are secured by a letter of credit guaranteed by Terra and, along with certain other long-term debt due in 2003, by Terra's headquarters building located in Sioux City, Iowa.

13.  Commitments and Contingencies

Terra and its subsidiaries are committed to various non-cancelable operating leases for equipment, railcars and production, office and storage facilities expiring on various dates through 2017. Total minimum rental payments are as follows:

(in thousands)
-------------------------------------------------------------------
2000                                                        $18,866
2001                                                         15,273
2002                                                         12,272
2003                                                         10,367
2004 and thereafter                                          26,077
-------------------------------------------------------------------
Total                                                       $82,855
===================================================================

Total rental expense for continuing operations under all leases, including short-term cancelable operating leases, was approximately $20.6 million, $20.8 million and $19.7 million for the years ended December 31, 1999, 1998 and 1997, respectively.

Terra is liable for retiree medical benefits of employees of coal mining operations sold in 1993, under the Coal Industry Retiree Health Benefit Act of 1992, which mandated certain retiree medical benefits for union coal miners. Terra has provided reserves adequate to cover the estimated present value of these liabilities at December 31, 1999.

Terra is involved in various legal actions and claims, including environmental matters, arising from the normal course of business. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the results of operations, financial position or net cash flows of Terra.

14.  Derivative Financial Instruments

Terra manages risk using derivative financial instruments (a) changes in natural gas supply prices and (b) interest rate fluctuations. Derivative financial instruments have credit risk and market risk.

To manage credit risk, Terra enters into derivative transactions only with counter-parties who are currently rated BBB or better or equivalent as recognized by a national rating agency. Terra will not enter into transactions with a counter-party if the additional transaction will result in credit exposure exceeding $20 million. The credit rating of counter-parties may be modified through guarantees, letters of credit or other credit enhancement vehicles.

Terra classifies a derivative financial instrument as a hedge if all of the following conditions are met:

1. The item to be hedged must expose Terra to currency, interest or price risk.
2. It must be probable that the results of the hedge position substantially offset the effects of currency, interest or price changes on the hedged item (e.g., there is a high correlation between the hedge position and changes in market value of the hedge item).
3. The derivative financial instrument must be designated as a hedge of the item at the inception of the hedge.

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

A change in the market value of a derivative financial instrument that is a hedge of a firm commitment is included in the measurement of the transaction that satisfies the commitment. Terra accounts for a change in the market value of a derivative financial instrument that hedges an anticipated transaction in the measurement of the subsequent transaction. If a derivative financial instrument that has been accounted for as a hedge is closed before the date of the anticipated transaction, Terra carries forward the accumulated change in value of the contract and includes it in the measurement of the related transaction.

Natural Gas Prices - United Kingdom Operations - To meet natural gas production requirements at the Terra's United Kingdom production facilities, Terra enters into one- or two-year term gas supply contracts with fixed prices for 25-80% of total volume requirements. As of December 31, 1999, Terra had contracts for 66% of 2000 natural gas requirements and 22% of its 2001 natural gas requirement. Accordingly, Terra does not use derivative financial instruments for its United Kingdom natural gas needs.

Natural Gas Prices - North American Operations - Natural gas supplies to meet production requirements at Terra's production facilities are purchased at market prices. Natural gas market prices are volatile and Terra effectively fixes prices for a portion of its natural gas production requirements and inventory through the use of futures contracts, swaps and options. These contracts reference physical natural gas prices or appropriate NYMEX futures contract prices. Contract physical prices are frequently based on prices at the Henry Hub in Louisiana, the most common and financially liquid location of reference for financial derivatives related to natural gas. However, natural gas supplies for Terra's six production facilities are purchased for each plant at locations other than Henry Hub, which often creates a location basis differential between the contract price and the physical price of natural gas. Accordingly, the use of financial derivatives may not exactly offset the change in the price of physical gas. The contracts are traded in months forward and settlement dates are scheduled to coincide with gas purchases during that future period.

A swap is a contract between Terra and a third party to exchange cash based on a designated price. Option contracts give the holder the right to either own or sell a futures or swap contract. The futures contracts require maintenance of cash balances generally 10% to 20% of the contract value and option contracts require initial premium payments ranging from 2% to 5% of contract value. Basis swap contracts require payments to or from Terra for the amount, if any, that monthly published gas prices from the source specified in the contract differ from prices of NYMEX natural gas futures during a specified period. There are no initial cash requirements related to the swap and basis swap agreements.

The following summarizes open natural gas contracts at December 31, 1999 and 1998:

(in thousands)              1999                       1998
-----------------------------------------------------------------------
                    Contract    Unrealized     Contract     Unrealized
                      MMBtu     Gain (Loss)      MMBtu      Gain (Loss)
-----------------------------------------------------------------------
Futures                  ---    $      ---        1,200     $      (46)
Swaps                 36,570         5,810       86,565        (11,698)
Options               36,095           ---       16,480            (55)
-----------------------------------------------------------------------
                      72,665    $    5,810      104,245     $  (11,799)
=======================================================================
Basis swaps           14,470    $      458       19,165     $    2,213
=======================================================================

Annual production requirements are approximately 138 million MMBtu. Contracts and firm purchase commitments were in place at December 31, 1999 to cover 33% of 2000 natural gas requirements.

Gains and losses on settlement of these contracts and premium payments on option contracts are credited or charged to cost of sales in the month in which the hedged transaction closes. The risk and reward of outstanding natural gas positions are directly related to increases or decreases in natural gas prices in relation to the underlying NYMEX natural gas contract prices. There were no realized losses on closed contracts relating to future periods as of December 31, 1999. Cash flows related to natural gas hedging are reported as cash flows from operating activities.

During 1999, 1998 and 1997, natural gas hedging activities reduced Terra's natural gas costs by approximately $6.4 million, $15.4 million and $57.6 million, respectively, compared with spot prices.

Interest Rate Fluctuations -Terra has entered into interest rate swap agreements to fix the interest rate on $125 million of its floating rate obligations at an average rate of approximately 6.06% per annum. The interest rate swap agreements are designated as hedges. The agreements expire December 31, 2002. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense. Cash flows for the interest rate swap agreements are classified as cash flows from operations.

The following table presents the carrying amounts and estimated fair values of Terra's derivative financial instruments at December 31, 1999 and 1998. SFAS 107, "Disclosures about Fair Value of Financial Instruments" defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                      1999               1998
---------------------------------------------------------
                 Carrying  Fair   Carrying      Fair
(in millions)     Amount   Value   Amount       Value
---------------------------------------------------------
Natural gas      $    0.6  $ 5.7  $   (3.9)    $ (13.5)
Interest rate         ---    2.4       ---       (11.2)
---------------------------------------------------------

The following methods and assumptions were used to estimate the fair value of each class of derivative financial instrument:

Natural gas futures, swaps, options and basis swaps: Estimated based on quoted market prices from brokers, and computations prepared by Terra.

Interest rate swap agreements: Estimated based on quotes from the market makers of these instruments.


15.  Financial Instruments and Concentrations of Credit Risk

The following table presents the carrying amounts and estimated fair values of Terra's financial instruments at December 31, 1999 and 1998. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                           1999             1998
-----------------------------------------------------------------------
                                     Carrying   Fair   Carrying  Fair
(in millions)                         Amount   Value    Amount   Value
-----------------------------------------------------------------------
Financial Assets
   Cash and short-term investments   $    9.8  $  9.8  $  141.6  $141.6
   Receivables                          102.7   102.7     138.8   138.8
   Equity and other investments           1.8     1.8      25.3    26.8
   Other assets                           7.1     7.1       9.3     9.3
Financial Liabilities
   Short-term borrowings                  6.0     6.0        --      --
   Long-term debt                       480.4   474.6     497.0   506.9
=======================================================================

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

Short-term borrowings and long-term debt: The fair value of Terra's short-term borrowings and long-term debt is estimated based on the quoted market price of these or similar issues or by discounting expected cash flows at the rates currently offered to Terra for debt of the same remaining maturities.

Concentration of Credit Risk - Terra is subject to credit risk through trade receivables and short-term investments. Although a substantial portion of its debtors' ability to pay is dependent upon the agribusiness economic sector, credit risk with respect to trade receivables generally is minimized due to a large customer base and its geographic dispersion. Short-term cash investments are placed in short duration corporate and government debt securities funds with well capitalized, high quality financial institutions. By policy, Terra limits the amount of credit exposure in any one type of investment instrument.

Financial Instruments - At December 31, 1999, Terra had letters of credit outstanding totaling $22.6 million, guaranteeing various insurance and financing activities.


16.  Stockholders' Equity

Terra allocates $1.00 per share upon the issuance of Common Shares to the Common Share capital account. At December 31, 1999, 1.3 million Common Shares were reserved for issuance upon award of restricted shares and exercise of employee stock options.

Terra has authorized 16,500,000 Trust Shares for issuance. There was no activity related to the Trust Shares from December 31, 1996 to December 31, 1999 and no Trust Shares were outstanding at December 31, 1999.

17.  Stock-Based Compensation

Terra accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees", which utilizes the intrinsic value method. Compensation cost related to stock-based compensation was $.9 million, $4.2 million and $1.2 million for the years ended December 31, 1999, 1998 and 1997, respectively.

Terra's 1997 Stock Incentive Plan authorized granting directors and key employees awards in the form of options, rights, performance units or restricted stock. The aggregate number of Common Shares that may be subject to awards under the plan may not exceed 3.8 million shares. There were no outstanding rights or performance units at December 31, 1999. Options generally may not be exercised prior to one year or more than ten years from the date of grant. Stock options and restricted shares vest over specified periods, or in some cases upon the attainment, prior to a termination date, of pre-established market price objectives for Terra's Common Shares. The restricted shares are entitled to normal voting rights and earn dividends as declared during the performance periods. At December 31, 1999, 1.3 million Common Shares were available for grant under the 1997 Plan.

A summary of Terra's stock-based compensation activity related to stock options for the years ended December 31 follows:

(options in thousands)
------------------------------------------------------------------------------------------------------------------------------------
                                                                       1999                       1998                  1997
                                                                -----------------------    -------------------    ------------------
                                                                               Weighted               Weighted              Weighted
                                                                               Average                 Average               Average
                                                                               Exercise               Exercise              Exercise
                                                                 Number         Price      Number       Price      Number      Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding - beginning of year                                    2,151     $10.35        2,428       $10.47     1,719       $ 9.44
Granted                                                            1,522       3.32           35         8.47       871        12.23
Expired/terminated                                                   655      10.45          269        11.75        21        14.49
Exercised                                                              3       4.11           43         6.69       141         8.23
------------------------------------------------------------------------------------------------------------------------------------
Outstanding - end of year                                           3,015    $ 6.76        2,151       $10.35     2,428       $10.47
====================================================================================================================================

The following table summarizes information about stock options outstanding and exercisable at December 31, 1999:

(options in thousands)
-----------------------------------------------------------------------------------------------------------------------
                                          Options Outstanding                              Options Exercisable
                          ------------------------------------------------       --------------------------------------
                                             Weighted             Weighted                              Weighted
                                              Average             Average                                Average
      Range of               Number          Remaining           Exercise            Number             Exercise
      Exercise Prices      Outstanding         Life               Price           Exercisable             Price
-----------------------------------------------------------------------------------------------------------------------
 $ 1.00      $  3.99         1,545              9.49 years        $ 3.32               23                $ 3.38
   4.00         7.99           401              2.62                5.20              386                  5.10
   8.00        14.99         1,069              6.65               12.31            1,055                 12.43
-----------------------------------------------------------------------------------------------------------------------
 Total                       3,015              7.57              $ 6.76            1,464                $10.34
=======================================================================================================================

There were 1,312,000 and 1,073,000 options exercisable at December 31, 1998 and 1997, respectively.

The weighted average fair value of options granted was $1.54 per option for 1999, $2.83 per option for 1998 and $3.58 per option for 1997. The fair value of options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                   1999             1998           1997
--------------------------------------------------------------------------
Risk-free interest rate             5.95%            5.52%         5.77%
Dividend yield                      1.37%            2.30%         1.40%
Expected volatility                57.00%           42.00%        28.00%
Expected life (years)                4.0              4.0           4.6
==========================================================================

There were no restricted shares granted during 1999. There were 610,000 restricted shares granted during 1998 with a weighted average fair value of $5.75 per share and 20,000 restricted shares granted during 1997 with a weighted average fair value of $14.63 per share.

The restricted shares granted in 1998 became fully vested in 1999 and restricted shares granted in 1997 became fully vested in 1998 and are included as increases to stockholders' equity.

The pro forma impact on net income and diluted earnings per share of accounting for stock-based compensation using the fair value method required by SFAS 123, "Accounting for Stock-Based Compensation" follows:

(in thousands, except per-share data)      1999       1998       1997
-------------------------------------------------------------------------------
Net income (loss)
   As reported                           $(89,887)  $(26,249)  $206,887
   Pro forma                              (90,754)   (28,270)   205,626
Diluted earnings (loss) per share
   As reported                           $  (1.20)  $  (0.35)  $   2.76
   Pro forma                                (1.20)     (0.38)      2.74
===============================================================================

The pro forma impact takes into account only stock-based compensation grants since January 1, 1995 and is likely to increase in future years as additional awards are granted and amortized ratably over the vesting period.

18.  Retirement Benefit Plans

Terra and its subsidiaries maintain pension plans that cover substantially all salaried and hourly employees. Benefits are based on a final pay formula for the salaried plans and a flat benefit formula for the hourly plans. The plans' assets consist principally of equity securities and corporate and government debt securities. Terra and its subsidiaries also have certain non-qualified pension plans covering executives, which are unfunded. Terra accrues pension costs based upon annual independent actuarial valuations for each plan and funds these costs in accordance with statutory requirements. The components of net periodic pension expense, including $10.6 million of curtailment benefits which are included in discontinued operations, follow:

(in thousands)                              1999       1998       1997
------------------------------------------------------------------------------
Service cost                              $  9,185   $  8,319   $ 5,394
Interest cost                               11,325      9,689     6,651
Expected return on plan assets             (13,243)   (13,523)   (6,344)
Amortization of prior service cost              42         79        84
Amortization of actuarial (gain) loss        1,471        (64)       42
Amortization of net (asset) obligation        (306)      (307)     (306)
Curtailment benefit                        (10,556)       ---       ---
-----------------------------------------------------------------------------
Pension expense (credit)                  $ (2,082)  $  4,193   $ 5,521
=============================================================================

The following table reconciles the plans' funded status to amounts included in the Consolidated Statements of Financial Position at December 31:

(in thousands)                                1999               1998
---------------------------------------------------------------------------
Change in Benefit Obligation
Benefit Obligation-beginning of year        $173,925           $ 94,593
Acquisition                                      ---             52,035
Service cost                                   9,185              8,319
Interest cost                                 11,325              9,689
Participants' contributions                      435                322
Curtailment gain                              (9,381)              ----
Actuarial (gain) loss                         (9,753)            12,871
Foreign currency exchange rate changes          (842)              (805)
Benefits paid                                 (4,015)            (3,099)
---------------------------------------------------------------------------
Benefit Obligation-end of year               170,879            173,925
---------------------------------------------------------------------------

Change in Plan Assets
Fair value plan assets-beginning of year     147,565             87,357
Acquisition                                      ---             59,759
Actual return on plan assets                  21,526             (2,113)
Foreign currency exchange rate changes          (705)              (876)
Employer contribution                          3,370              6,215
Participants' contributions                      391                322
Benefits paid                                 (4,014)            (3,099)
---------------------------------------------------------------------------
Fair value plan assets-end of year           168,133            147,565
---------------------------------------------------------------------------

Funded status                                 (2,745)           (26,360)
Unrecognized net actuarial loss                  715             19,377
Unrecognized prior service cost                  232                238
Unrecognized net transition asset               (985)            (1,292)
---------------------------------------------------------------------------
Accrued benefit cost                        $ (2,783)          $ (8,037)
===========================================================================

The non-qualified pension plans are unfunded and have an Accumulated Benefit Obligation of $4.8 million at December 31, 1999.

The assumptions used to determine the actuarial present value of benefit obligations and pension expense during each of the years in the three-year period ended December 31, 1999 were as follows:

                                             1999   1998   1997
------------------------------------------------------------------------
Weighted average discount rate                7.1%   6.7%   7.3%
Long-term per annum compensation increase     4.1%   4.2%   4.0%
Long-term return on plan assets               8.9%   8.9%   9.5%
========================================================================

As of December 31, 1997, Terra acquired two fertilizer manufacturing plants in the United Kingdom from Imperial Chemical Industries PLC (ICI). Employees of these plants became employees of Terra. These employees were eligible to transfer their ICI pension to Terra's pension plans in 1998. The transfer of U.K. employees' pension was fully funded by ICI.

Terra also sponsors a qualified savings plan covering most full-time North American employees. Contributions made by participating employees are matched based on a specified percentage of employee contributions up to 6% of the employees' pay base. The cost of Terra's matching contribution to the savings plan totaled $2.9 million in 1999, $4.9 million in 1998 and $4.6 million in 1997.

19.  Post-Retirement Benefits

Terra also provides health care benefits for eligible retired employees of one of its wholly owned subsidiaries. Participants generally become eligible after reaching retirement age with ten years of service. The plan pays a stated percentage of most medical expenses reduced for any deductible and payments made by government programs. The plan is unfunded. Employees hired prior to January 1, 1990 are eligible for participation in the plan. Participant contributions and co-payments are subject to escalation.

The following table indicates the components of the post-retirement medical benefits obligation included in Terra's Consolidated Statements of Financial Position at December 31:

(in thousands)                                1999               1998
----------------------------------------------------------------------------
Change in Benefit Obligation
Benefit Obligation-beginning of year        $ 4,372           $ 5,298
Service cost                                     85               118
Interest cost                                   295               372
Participants' contributions                     235               172
Amendments                                      ---              (464)
Actuarial gain                                 (916)             (547)
Foreign currency exchange rate changes           27               (32)
Curtailment gain                                (18)              ---
Benefits paid                                  (833)             (545)
----------------------------------------------------------------------------
Benefit Obligation-end of year                3,247             4,372
----------------------------------------------------------------------------

Change in Plan Assets
Fair value plan assets-beginning of year        ---               ---
Employer contribution                           599               373
Participants' contributions                     234               172
Benefits paid                                  (833)             (545)
----------------------------------------------------------------------------
Fair value plan assets-end of year              ---               ---
----------------------------------------------------------------------------

Funded status                                (3,247)           (4,372)
Unrecognized net actuarial gain              (2,101)           (1,713)
Unrecognized prior service cost                (446)             (908)
----------------------------------------------------------------------------
Accrued benefit cost                        $(5,794)          $(6,993)
============================================================================

Net periodic post-retirement medical benefit income consisted of the following components:

(in thousands)                             1999    1998     1997
--------------------------------------------------------------------
Service cost                              $  85   $ 118   $   409
Interest cost                               295     372       644
Amortization of prior service cost         (525)   (236)     (169)
Amortization of actuarial gain             (429)   (403)     (170)
Effect of curtailment benefit                (9)   ----    (7,004)
--------------------------------------------------------------------
Post-retirement medical benefit income    $(583)  $(149)  $(6,290)
====================================================================

During 1997, Terra amended its retiree medical plan to eliminate retiree medical benefits for eligible employees who do not retire and elect participation on or before January 1, 2002. The impact of the amendment was a $7.0 million decrease to post-retirement medical benefit expense.

Terra limits its future obligation for post-retirement medical benefits by capping at 5% the annual rate of increase in the cost of claims it assumes under the plan. The weighted average discount rate used in determining the accumulated post-retirement medical benefit obligation was 7.5% in 1999, 7.00% in 1998, and 7.25% in 1997. The assumed annual health care cost trend rate was 6.0% in 1999 and is assumed to decrease to 5.00% in 2000 and remain at that level thereafter. A 1% increase in the assumed health care cost trend rate would increase total service and interest cost by $1,000 while a 1% decline would decrease cost by $6,000. The impact on the benefit obligation of a 1% increase in the assumed health care cost trend rate would be $9,000 while a 1% decline in the rate would decrease the benefit obligation by $58,000.

20.  Income Taxes

Components of the income tax provision (benefit) applicable to continuing operations are as follows:

(in thousands)                             1999       1998       1997
------------------------------------------------------------------------
Current:
   Federal                              $(18,659)  $(35,106)  $ 30,476
   Foreign                                   ---        981      2,352
   State                                  (2,355)    (1,955)     5,692
------------------------------------------------------------------------
                                         (21,014)   (36,080)    38,520
------------------------------------------------------------------------
Deferred:
   Federal                               (20,843)     8,586     43,938
   Foreign                                (2,940)     2,464     16,923
   State                                  (1,203)       269      5,481
------------------------------------------------------------------------
                                         (24,986)    11,319     66,342
------------------------------------------------------------------------
Total income tax provision (benefit)    $(46,000)  $(24,761)  $104,862
========================================================================

The following table reconciles the income tax provision (benefit) per the Consolidated Statements of Operations to the federal statutory provision:

(in thousands)                                    1999       1998       1997
-------------------------------------------------------------------------------
Income (loss) from operations before taxes:
 Domestic                                      $(102,707)  $(78,508)  $233,745
 Foreign                                         (13,391)    10,416     50,632
-------------------------------------------------------------------------------
                                               $(116,098)  $(68,092)  $284,377
===============================================================================
Statutory income tax provision (benefit):
 Domestic                                      $ (35,947)  $(27,844)  $ 80,910
 Foreign                                          (4,306)     4,100     19,240
-------------------------------------------------------------------------------
                                                 (40,253)   (23,744)   100,150
Purchased Canadian tax benefit                       215     (4,344)    (8,144)
Non-deductible expenses, primarily goodwill        6,152      6,884      6,632
State and local income taxes                      (2,688)      (700)     9,225
Benefit of loss carryforwards                        ---       (442)      (975)
Other                                             (9,399)    (2,415)    (2,026)
-------------------------------------------------------------------------------
Income tax provision (benefit)                 $ (46,000)  $(24,761)  $104,862
===============================================================================

Current deferred tax assets totaled $5.5 million and $15.3 million at December 31, 1999 and 1998, respectively, while deferred tax liabilities totaled $163.7 million and $198.0 million, respectively. The tax effect of net operating loss
(NOL) and tax credit carryforwards and significant temporary differences between reported and taxable earnings that gave rise to net deferred tax (liabilities) assets were as follows:

(in thousands)                                        1999        1998
--------------------------------------------------------------------------
Depreciation                                      $(182,556)  $(181,788)
Investments in partnership                          (25,994)    (27,514)
Unfunded employee benefits                           10,826      17,177
Discontinued business costs                          18,846       9,677
Valuation allowance                                  (4,825)     (6,695)
NOL, capital loss and tax credit carryforwards       32,073       4,786
Inventory valuation                                     406       2,636
Accrued liabilities                                   4,832      (1,590)
Other                                                (2,178)        667
--------------------------------------------------------------------------
                                                  $(148,570)  $(182,644)
==========================================================================

During 1996, after receiving a favorable ruling from Revenue Canada, Terra refreshed its tax basis in plant and equipment at its Canadian subsidiary by entering into a transaction with a Canadian subsidiary of Anglo American, plc, resulting in a deferred tax asset for Terra. Anglo American, plc, through its beneficial ownership of Common Shares, owned approximately 56% of the equity of Terra at December 31, 1999. The ultimate realization of the deferred tax asset will require future taxable income in Canada. Terra assessed its past earnings history and trends and established a valuation allowance of $4.8 million related to the transaction as of December 31, 1999. Terra will continue to review this valuation allowance and make adjustments as appropriate.

Components of income tax provision (benefit) included in net income other than from continuing operations are as follows:

(in thousands)                             1999       1998        1997
----------------------------------------------------------------------------
Current:
   Federal                              $(10,655)    $9,761     $15,794
   State                                  (3,070)       ---         (87)
----------------------------------------------------------------------------
                                        $(13,725)    $9,761     $15,707
============================================================================

21.  Industry Segment Data

Terra operates in two principal industry segments - Nitrogen Products and Methanol. The Nitrogen Products business produces and distributes ammonia, urea, nitrogen solutions and ammonium nitrate to agricultural and industrial users. The Methanol business manufactures and distributes methanol, which is principally used as a raw material in the production of a variety of chemical derivatives and in the production of methyl tertiary butyl ether (MTBE), an oxygenate and an octane enhancer for gasoline. Management evaluates performance based on operating earnings of each segment. Terra does not allocate interest, income taxes or infrequent items to the business segments. Intersegment
revenues have been recorded at amounts approximating market.   Included in Other
are general corporate activities not attributable to a specific industry segment and eliminations of intersegment activity. The following summarizes additional information about Terra's industry segments:

                                   Nitrogen
(in thousands)                     Products    Methanol     Other       Total
--------------------------------------------------------------------------------
1999
 Revenues                         $  686,767   $ 85,178   $  2,364   $  774,309
 Operating loss                      (43,909)   (15,210)    (3,923)     (63,042)
 Total assets                      1,413,225    175,151     13,069    1,601,445
 Depreciation and amortization        75,082     12,701     13,805      101,588
 Capital expenditures                 40,626      1,422      9,851       51,899
 Equity earnings                         787        ---        ---          787
 Equity investments                    1,822        ---        ---        1,822
 Minority interest in earnings        (1,088)     9,429        ---        8,341
================================================================================

1998
 Revenues                         $  751,597   $ 96,547   $ (2,593)  $  845,551
 Operating earnings (loss)            39,329     (7,891)   (21,224)      10,214
 Total assets                      1,332,765    176,197    528,806    2,037,768
 Depreciation and amortization        81,933     12,821      6,299      101,053
 Capital expenditures                 53,908      1,354         65       55,327
 Equity earnings                       1,236        ---        ---        1,236
 Equity investments                    1,985        ---        ---        1,985
 Minority interest in earnings         9,633     17,877        ---       27,510
================================================================================

1997
 Revenues                         $  621,410   $180,646   $ (4,409)  $  797,647
 Operating earnings (loss)           150,270     63,662    (17,157)     196,775
 Total assets                      1,322,413    189,088    576,059    2,087,560
 Depreciation and amortization        55,501     13,027      3,786       72,314
 Capital expenditures                 43,890      2,428      2,099       48,417
 Equity earnings                         ---        ---        ---          ---
 Equity investments                    1,929        ---        ---        1,929
 Minority interest in earnings        27,633        ---        ---       27,633
================================================================================

The following summarizes geographic information about Terra:

                               Revenues                   Long-lived Assets
                  ----------------------------- ------------------------------------
(in thousands)      1999      1998      1997       1999        1998        1997
------------------------------------------------------------------------------------
United States     $488,707  $516,103  $746,113  $  938,365  $1,184,793  $1,215,824
Canada              39,734    50,050    51,534      56,897      70,404      87,347
United Kingdom     245,868   279,398       ---     312,501     315,058     317,804
------------------------------------------------------------------------------------
                  $774,309  $845,551  $797,647  $1,307,763  $1,570,255  $1,620,975
====================================================================================

22.  Agreements of Limited Partnerships


Terra Nitrogen Company, L.P. (TNCLP)

In accordance with the TNCLP limited partnership agreement, quarterly distributions to unitholders and TNC are made in an amount equal to 100% of its available cash, as defined in the partnership agreement. The General Partner receives a combined minimum 2% of total cash distributions, and as an incentive, the general partner's participation increases if cash distributions exceed specified target levels.

If at any time less than 25% of the issued and outstanding units are held by non-affiliates of the general partner, TNCLP may call, or assign to the general partner or its affiliates its right to acquire, all such outstanding units held by non-affiliated persons. Terra owned 72.4% of the Common Units at December 31, 1999. If, and when the 75% ownership threshold is met, TNCLP shall give at least 30 but not more than 60 days notice of its decision to purchase the outstanding units. The purchase price per unit will be the greater of (1) the average of any previous twenty trading days' closing prices as of the date five days before the purchase is announced or (2) the highest price paid by the general partner or any of its affiliates for any unit within the 90 days preceding the date the purchase is announced.

Beaumont Methanol, Limited Partnership (BMLP)

BMLP sold a 42% limited interest for $225 million to Nova Investors LLC (Nova), an entity not otherwise affiliated with Terra, in December 1997. BMLP used $175 million of proceeds to partially fund the U.K. acquisition. The remaining $50 million was being used to fund construction of the ammonia loop at the Beaumont plant.

Terra repurchased Nova's interest in BMLP on June 30, 1999, with proceeds from sale of the Distribution business. Nova had received a first priority return from BMLP approximating an annual rate of LIBOR plus 3.17% on its $225 million investment.

The publicly held TNCLP Common Units and the BMLP limited interest are reflected in the financial statements as minority interest.


23.  Pending Change of Control

Anglo American PLC, through its wholly-owned subsidiaries, owns approximately 56% of Terra's outstanding shares. Anglo American has made public its intention to dispose of its interest in Terra with the timing based on market and other conditions.

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

Terra has a system of internal accounting controls that provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorizations, that assets are properly safeguarded and accounted for, and that financial records are maintained to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, an organizational structure that segregates duties, and a comprehensive program of periodic audits by the internal auditors. Terra also has instituted policies and guidelines that require employees to maintain the highest level of ethical standards.

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



Burton M. Joyce                            Francis G. Meyer
President and                              Senior Vice President and
Chief Executive Officer                    Chief Financial Officer

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Terra Industries Inc:


We have audited the accompanying consolidated statements of financial position of Terra Industries Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Terra Industries Inc. and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Omaha, Nebraska

March 10, 2000

Quarterly Production Data (unaudited)
--------------------------------------------------------------------------------

                                    Quarter   Quarter  Quarter    Quarter     Year
                                     Ended     Ended    Ended      Ended      Ended
                                    March 31  June 30  Sept. 30   Dec. 31    Dec. 31
-------------------------------------------------------------------------------------
1999 Net Production (tons):
  Anhydrous ammonia                  389,693  391,912   327,153    332,991  1,441,749
  Nitrogen solutions (28% basis)     918,003  803,190   836,685    967,742  3,525,620
  Urea                               135,472  149,434   101,711    143,651    530,268
  Ammonium nitrate                   288,676  237,010   190,073    183,088    898,847
  Methanol (million gallons)            24.3     68.7      68.1       73.7      234.8
-------------------------------------------------------------------------------------
1998 Net Production (tons):
  Anhydrous ammonia                  303,365  371,928   356,316    344,807  1,376,416
  Nitrogen solutions (28% basis)     904,776  960,590   925,535  1,004,696  3,795,597
  Urea                               159,805  169,139   173,801    148,226    650,971
  Ammonium nitrate                   246,070  217,297   244,616    227,430    935,413
  Methanol (million gallons)            85.1     57.4      77.7       75.7      295.9
=====================================================================================

Quarterly Financial and Stock Market Data (unaudited)
--------------------------------------------------------------------------------

(in thousands, except
per-share data and stock prices)             March 31,    June 30,    Sept. 30,    Dec. 31,
---------------------------------------------------------------------------------------------
1999
 Total revenues                              $185,667     $226,257    $173,478     $188,907
 Operating loss                               (22,244)      (4,098)    (17,860)     (18,840)
 Loss from continuing operations              (23,402)      (9,135)    (16,907)     (20,654)
 Loss before extraordinary item               (29,202)     (13,858)    (16,907)     (20,654)
 Net loss                                     (29,202)     (21,153)    (16,907)     (22,625)
Per Share:
 Loss from continuing operations             $  (0.32)    $  (0.12)   $  (0.23)       (0.27)
 Loss before extraordinary item:                (0.39)       (0.19)      (0.23)       (0.27)
 Net loss:                                      (0.39)       (0.29)      (0.23)       (0.30)
 Dividends                                       0.05         0.02         ---          ---
Common Share Price:
 High                                        $   7.50     $   5.38    $   4.06     $   2.50
 Low                                             4.44         3.38        1.63          .94

1998
 Total revenues                              $198,082     $278,045    $171,544     $197,880
 Operating income (loss)                       14,921       17,515        (886)     (21,336)
 Loss from continuing operations               (2,101)      (2,721)     (7,544)     (30,965)
 Net income (loss)                            (18,280)      50,618     (21,824)     (36,763)
Per Share:
 Income (loss) from continuing operations    $  (0.02)    $  (0.04)   $  (0.10)    $  (0.42)
 Net income (loss) per share                    (0.24)        0.68       (0.29)       (0.50)
 Dividends                                       0.05         0.05        0.05         0.05
Common Share Price:
 High                                        $  13.13     $  11.75    $   9.06     $   8.06
 Low                                            10.94         8.75        3.88         4.88
=============================================================================================

Volumes & Prices (unaudited)
--------------------------------------------------------------------------------

                                  1999                     1998
--------------------------------------------------------------------------------
                               Sales      Realized      Sales      Realized
(quantities in thousands)     Volumes    Price/unit    Volumes    Price/unit
--------------------------------------------------------------------------------
Anhydrous ammonia (tons)         1,417     $    122       1,349     $    143
Nitrogen solutions (tons)        3,682           62       3,548           66
Urea (tons)                        563           99         631          118
Ammonium nitrate (tons)            833          113         809          134
Methanol (gallons)             245,821         0.35     285,958         0.34
================================================================================

STOCKHOLDERS
--------------------------------------------------------------------------------

Terra's Common Shares are traded principally on the New York Stock Exchange. At December 31, 1999, 75 million Common Shares were outstanding and held by 4,003 stockholders.

Financial Summary
--------------------------------------------------------------------------------

(in thousands, except
per-share and employee data)             1999         1998         1997         1996         1995
-------------------------------------------------------------------------------------------------------
Financial Position
 Working capital                      $  152,959   $  262,283   $  302,724   $  187,157   $  307,873
 Total assets                          1,601,445    2,037,768    2,177,157    1,740,547    1,661,079
 Long-term debt                          480,461      497,030      506,568      407,312      411,573
 Stockholders' equity                    657,002      747,852      790,329      606,092      571,583
Results of Operations
 Revenues                             $  774,309   $  845,551   $  797,647   $  781,451   $  817,412
 Costs and expenses                     (837,351)    (835,337)    (600,872)    (527,636)    (499,162)
 Infrequent item                             ---          ---      163,427          ---          ---
 Interest income                           8,361          326          208        1,231        5,961
 Interest expense                        (53,076)     (51,122)     (48,400)     (43,623)     (56,740)
 Minority interest                        (8,341)     (27,510)     (27,633)     (44,485)     (47,234)
 Income tax benefit (provision)           46,000       24,761     (104,862)     (53,916)     (91,049)
-------------------------------------------------------------------------------------------------------
 Income (loss) from
  continuing operations                  (70,098)     (43,331)     179,515      113,022      129,188
 Income (loss) from
   discontinued operations               (10,524)      17,082       30,367       20,929       34,694
    Extraordinary item                    (9,265)         ---       (2,995)        ----       (4,338)
-------------------------------------------------------------------------------------------------------
 Net income (loss)                    $  (89,887)  $  (26,249)  $  206,887   $  133,951   $  159,544
=======================================================================================================

Basic Earnings (Loss) Per Share:
 Continuing operations                $    (0.94)  $    (0.58)  $     2.43   $     1.47   $     1.60
 Discontinued operations                   (0.14)        0.23         0.41         0.27         0.43
 Extraordinary item                        (0.12)         ---        (0.04)         ---        (0.05)
-------------------------------------------------------------------------------------------------------
Net Income (Loss)                     $    (1.20)  $    (0.35)  $     2.80   $     1.74   $     1.98
=======================================================================================================

Diluted Earnings (Loss) Per Share:
 Continuing operations                $    (0.94)  $    (0.58)  $     2.39   $     1.45   $     1.58
 Discontinued operations                   (0.14)        0.23         0.41         0.27         0.43
    Extraordinary item                     (0.12)         ---        (0.04)        ----        (0.05)
-------------------------------------------------------------------------------------------------------
Net Income (Loss)                     $    (1.20)  $    (0.35)  $     2.76   $     1.72   $     1.96
=======================================================================================================
Dividends Per Share                   $     0.07   $     0.20   $     0.18   $     0.15   $     0.10
=======================================================================================================

Capital Expenditures                  $   51,899   $   55,327   $   48,417   $  158,339   $  161,598
=======================================================================================================

Full-time employees
 at end of period                          1,351        4,185        4,435        3,575        3,415
=======================================================================================================