Form 10-K405, Exhibit 13
period 2000-12-31
TERRA INDUSTRIES INC
filed 2001-03-20
CIK 722079

                                                                      Exhibit 13


                             TERRA INDUSTRIES INC.
                              2000 ANNUAL REPORT
                               FINANCIAL SECTION



                         TABLE OF CONTENTS

                         Financial Review
                         Consolidated Statements of Financial Position Consolidated Statements of Operations
                         Consolidated Statements of Cash Flows
                         Consolidated Statements of Changes in Stockholders' Equity
                         Notes to the Consolidated Financial Statements Responsibility for Financial Statements
                         Independent Auditors' Report
                         Quarterly Production Data
                         Quarterly Financial and Stock Market Data
                         Volumes and Prices
                         Stockholders
                         Financial Summary
                         Directors and Management
                         Investor Information

FINANCIAL REVIEW

OVERVIEW OF CONSOLIDATED RESULTS

Terra Industries Inc. (Terra) reported net losses of $10 million in 2000, $90 million in 1999 and $26 million in 1998 with a loss per share of $ 0.14, $1.20 and $0.35, respectively. Revenues from continuing operations totaled $1,001 million in 2000, $774 million in 1999 and $846 million in 1998.

During 1999, Terra sold its Distribution business segment which generated a 1999 loss of $10.5 million ($0.14 per share) compared to the segment's net income of $17.1 million ($0.23 per share) for 1998. In addition, 1999 net income was reduced $9.3 million ($0.12 per share) due to the write-off of deferred financing fees in connection with the early retirement of debt.

The net loss from continuing operations was $10.2 million in 2000, $70.1 million in 1999 and $43.3 million in 1998. Fluctuations in the net loss from continuing operations from 1998 through 2000 are primarily related to changes in the selling prices of nitrogen products and methanol manufactured by Terra and changes in the cost of natural gas, Terra's primary raw material.

FINANCIAL COMPARABILITY

On June 30, 1999 Terra sold its Distribution business segment as of March 31, 1999 for net proceeds of $335.1 million as discussed further at Note 2 to the Consolidated Financial Statements. Sale proceeds were used primarily to repay seasonal debt and redeem outstanding minority preferred limited interest in a partnership that operates Terra's methanol plant located at Beaumont, Texas. The Consolidated Financial Statements for prior years contain certain reclassifications to reflect the historical assets and operations of the Distribution business segment as discontinued operations.

FACTORS THAT AFFECT OPERATING RESULTS

Factors that may affect Terra's future operating results include: changes in financial markets, the relative balance of supply and demand for nitrogen fertilizers, industrial nitrogen and methanol, the availability and cost of natural gas, the number of planted acres - which is affected by both worldwide demand and governmental policies - the types of crops planted, the effects general weather patterns have on the timing and duration of field work for crop planting and harvesting, the effect of environmental legislation on supply and demand for Terra's products, the availability of financing sources to fund seasonal working capital needs, and the potential for interruption to operations due to accident or natural disaster.

The principal raw material used to produce nitrogen products and methanol is natural gas. Natural gas costs in 2000 comprised about 66% of total costs and expenses for the North American nitrogen products business, 23% of total costs and expenses for the U.K. nitrogen products business and 66% of total costs and expenses for the Methanol segment. Terra enters into forward pricing arrangements for some of its natural gas requirements provided that such arrangements would not result in costs that would be greater than expected selling prices for Terra's finished products. Under those conditions, Terra's normal natural gas forward pricing policy is to effectively fix or cap the price of between 25% and 80% of its natural gas requirements for a one-year period and up to 50% of its natural gas requirements for the subsequent two-year period through supply contracts, financial derivatives and other instruments. In response to extremely volatile natural gas costs during the last six months of 2000 and uncertainties regarding the ability of finished goods prices to recover the increases to natural gas costs, Terra amended its normal policy and eliminated the minimum hedge requirement through the end of 2001. As a result, December 31, 2000 forward positions declined to approximately 17% of Terra's 2001 natural gas requirements. The significant increase to natural gas costs has also resulted in periodic production curtailments until natural gas, nitrogen or methanol prices change to levels allowing Terra to realize incremental cash flows by restarting the curtailed production. A portion of global nitrogen products and methanol production is at facilities with access to fixed-price natural gas supplies. These facilities' natural gas costs have been and could continue to be substantially lower than Terra's.

Prices for nitrogen products are influenced by the world supply and demand balance for ammonia and other nitrogen-based products. Long-term demand is affected by population growth and rising living standards that determine food consumption. Short-term demand is affected by world economic conditions and international trade decisions. Supply is affected by increasing worldwide capacity and the availability of nitrogen product exports from major producing regions such as the former Soviet Union, the Middle East and South America. Since mid-1999, in response to depressed nitrogen prices and the effects of increasing North American natural gas costs on product margins, there have been curtailments and permanent shutdowns of marginal capacity in North America and Western Europe, which has reduced nitrogen supplies in those areas.

Methanol is used as a raw material in the production of formaldehyde, methyl tertiary butyl ether (MTBE), acetic acid and numerous other chemical derivatives. The price of methanol is highly influenced by the supply and demand in each of these markets, in particular MTBE, an oxygenate used in reformulated gasoline and an octane enhancer used in non-reformulated gasoline. Initiatives to ban or reduce the use of MTBE as a fuel additive, such as currently underway in California, could significantly affect demand for methanol. Recent reductions to methanol production in North America as the result of increasing natural gas costs has resulted in higher methanol prices, but those price increases have not always covered the higher cash costs of production.

Weather can have a significant effect on demand for Terra's products. Weather conditions that delay or intermittently disrupt field work during the planting and growing season may shift demand from or to forms of nitrogen fertilizer that are more or less favorable to Terra. Similar conditions following harvest may delay or eliminate opportunities to apply fertilizer in the fall. Weather can also have an adverse effect on crop yields, which lowers the income of growers and could impair their ability to pay for crop inputs purchased from Terra's dealer customers. Conversely, low crop yields often increases the planted acres in the subsequent season which, in turn, increases the demand for nitrogen fertilizer.

Terra's nitrogen business segment is seasonal with the majority of its products used during the second quarter in conjunction with spring planting activity.
Due to the seasonality of the business and the relatively brief periods during which products can be used by customers, Terra and/or its customers generally build inventories during the second half of the year in order to ensure timely product availability during the peak sales season. For its current level of sales, Terra requires lines of credit to fund inventory increases and to support customer credit terms. Terra believes that its credit facilities are adequate for expected production levels in 2001.

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

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Market risk represents the risk of loss that may impact the financial position, results of operations or cash flows of Terra due to adverse changes in financial and commodity market prices and rates. Terra uses derivative financial instruments to manage risk in the areas of (a) foreign currency fluctuations,
(b) changes in natural gas prices and (c) changes in interest rates. See Note 12 to the Consolidated Financial Statements for additional information on the use of derivative financial instruments.

It is the general policy of Terra to avoid unnecessary risk and to limit, to the extent practical, risks associated with operating activities. Management of Terra may not engage in activities that expose Terra to speculative or non-operating risks. Management is expected to limit risks to acceptable levels. The use of derivative financial instruments is consistent with the overall business objectives of Terra. Derivatives are used to manage operating risk within the limits established by Terra's Board of Directors, and in response to identified exposures, provided they qualify as hedge activities. As such, derivative financial instruments are used to manage exposure to interest rate fluctuations, to hedge specific assets and liabilities denominated in foreign currency, to hedge firm commitments and forecasted natural gas purchase transactions, and to protect against foreign exchange rate movements between different currencies that impact revenue and earnings expressed in U.S. dollars.

Foreign Currency Fluctuations

It is the policy of Terra to manage risk associated with foreign currency fluctuations by entering into exchange forward and option contracts covering specific currency obligations or net foreign currency operating requirements. Such hedging is limited to the amounts and duration of the specific obligations being hedged and, in the case of operating requirements, no more than 75% of the forecast requirements. The primary currencies to which Terra is exposed are the Canadian dollar and the British pound. At December 31, 2000, Terra had no forward positions in any foreign currency.

Natural Gas Prices - North American Operations

Terra's normal policy is to hedge 25-80% of its natural gas requirements for the upcoming 12 months and up to 50% of its requirements for the following 24 month period provided that such arrangements would not result in costs that would be greater than expected selling prices for Terra's finished products. In response to extremely volatile natural gas costs during the last six months of 2000 and uncertainties regarding the ability of finished goods prices to recover the increases to gas costs, Terra amended its policy and eliminated the minimum hedge requirement through the end of 2001. Natural gas is the principal raw material used to manufacture nitrogen and methanol. Natural gas prices are volatile and Terra manages this volatility through the use of derivative commodity instruments. Annual North American procurement requirements for natural gas are approximately 134 million MMBtu. Terra has hedged 10% of its 2001 North American requirements and none of its requirements beyond December 31, 2001. The fair value of these instruments is estimated based on quoted market prices from brokers, realized gains or losses and computations prepared by Terra. These instruments were at prices $32.1 million lower than published
prices for December 31, 2000, forward markets.   Market risk is estimated as the
potential loss in fair value resulting from a hypothetical 10 percent adverse change in price. As of December 31, 2000 Terra's market risk exposure related to future natural gas requirements being hedged was $4.3 million based on a sensitivity analysis. Changes in the market value of these derivative instruments have a high correlation to changes in the spot price of natural gas. This hypothetical adverse impact on natural gas derivative instruments would be more than offset by lower costs for natural gas purchases.

Natural Gas Prices - United Kingdom Operations

To meet natural gas production requirements at Terra's United Kingdom production facilities, Terra generally enters into one- or two-year gas supply contracts with fixed prices for 25-80% of total volume requirements. Annual procurement requirements for U.K. natural gas are approximately 26 million MMBtu. As of December 31, 2000, Terra had fixed-price contracts for 49% of its 2001 U.K. natural gas requirements and 12% of its 2002 natural gas requirements. Terra's U.K. fixed-price contracts for 2001 and 2002 natural gas were at prices $18.4 million and $2.9 million, respectively, lower than published prices for December 31, 2000 forward markets. Terra does not use derivative commodity instruments for its United Kingdom natural gas needs.

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

Interest Rate Sensitivity
(in millions)                                                        Expected Maturity Date
                                                  ------------------------------------------------------------------------------
                                                      2001     2002     2003     2004     2005   Thereafter   Total   Fair Value
                                                    ------   ------   ------   ------   ------   ----------   ------  ----------
Long-Term Debt
Senior Notes, fixed rate ($US)                      $    -   $    -   $    -   $    -   $200.0   $        -   $200.0      $208.5

     Average interest rate                           10.50%   10.50%   10.50%   10.50%   10.50%

Senior Notes, fixed rate ($US)                           -        -    158.8        -        -            -    158.8       159.3
     Average interest rate                           10.75%   10.75%   10.75%

Bank Term Notes, LIBOR based ($US)                     ---      ---     59.4        -        -            -     59.4        59.4
     Average interest rate                            9.89%    9.89%    9.89%

Asset Based Term Facility, LIBOR based ($US)           5.0      3.8     37.5        -        -            -     46.3        46.3
     Average interest rate                           10.64%   10.64%   10.64%

IDR Bonds, various rates ($US)                         0.4      0.4      0.4      0.4      0.6          5.6      7.8         8.5
     Average interest rate                            6.77%    6.78%    6.78%    6.77%    6.76%        6.55%

Other Debt, various rates ($US)                        0.1      0.2      0.7      0.1        -            -      1.1         1.1
     Average interest rate                            4.78%    4.20%    3.11%     8.0%
                                                  ------------------------------------------------------------------------------
Total Long-Term Debt                                $  5.5   $  4.4   $256.8   $  0.5   $200.6        $ 5.6   $473.4      $483.1
                                                  ==============================================================================

Short-Term Borrowings
Revolving credit facility, notional amount ($US)    $115.6   $115.6   $115.6                                  $    -      $    -
     Variable interest rate:  LIBOR based             9.31%    9.31%    9.31%

Interest Rate Swap
     Variable to fixed, notional amount ($US)       $100.0   $100.0   $100.0                                              $ (1.1)
     Average pay rate                                 6.05%    6.05%    6.05%
     Average receive rate                           LIBOR    LIBOR    LIBOR
                                                  ------------------------------------------------------------------------------

RESULTS OF CONTINUING OPERATIONS - 2000 COMPARED WITH 1999
Consolidated Results

Terra reported a 2000 net loss from continuing operations of $10.2 million on revenues of $1,001 million compared with a loss of $70.1 million on revenues of $774 million in 1999. Basic and diluted loss per share for 2000 was $0.14 compared with $0.94 for 1999. Lower industry supplies for both nitrogen and methanol products resulted in higher product prices and was the principal factor causing the reduced net loss for 2000.

Terra classifies its operations into two business segments: Nitrogen Products and Methanol. The Nitrogen Products segment represents the sale of nitrogen products including that produced at Terra's ammonia manufacturing and upgrading facilities. The Methanol segment represents wholesale sales of methanol including that produced at Terra's two methanol manufacturing facilities.

Total revenues and operating income (loss) by segment for the years ended December 31, 2000 and 1999 follow:


(in thousands)                                    2000              1999
-------------------------------------------------------------------------------
REVENUES:
Nitrogen Products                             $    855,107        $   686,767
Methanol                                           136,781             85,178
Other revenue                                        9,270              2,364
-------------------------------------------------------------------------------
                                              $  1,001,158        $   774,309
===============================================================================
OPERATING INCOME (LOSS):
Nitrogen Products                             $     28,639        $   (43,909)
Methanol                                            12,395            (15,210)
Other expense - net                                  1,773             (3,923)
-------------------------------------------------------------------------------
                                              $     42,807        $   (63,042)
===============================================================================

Nitrogen Products

Volumes and prices for 2000 and 1999 follow:

Volumes and Prices
--------------------------------------------------------------------------------
                                             2000                  1999
--------------------------------------------------------------------------------
                                      Sales     Average    Sales     Average
(quantities in thousands of tons)    Volumes  Unit Price  Volumes  Unit Price
--------------------------------------------------------------------------------
Ammonia                                1,418        $162    1,417        $122
Nitrogen solutions                     3,990          79    3,682          62
Urea                                     474         136      563          99
Ammonium nitrate                       1,000         118      833         113
--------------------------------------------------------------------------------

Nitrogen products revenues increased by $168.3 million to $855.1 million for 2000 in comparison with 1999 primarily as a result of higher prices for all products. Ammonia, nitrogen solutions, urea and ammonium nitrate prices increased by 33%, 27%, 37% and 4%, respectively, causing a $144.3 million increase to revenues. Higher prices for ammonia, nitrogen solution and urea were due to lower North American nitrogen supplies as a result of reduced industry-wide production levels since mid-1999. The closure of nitrogen production facilities that directly competed with Terra plants was the primary reason for the increase to 2000 sales volumes of nitrogen solutions and ammonium nitrate.

The nitrogen products segment reported operating income of $28.6 million and an operating loss of $43.9 million for 2000 and 1999, respectively. The $72.5 million improvement was primarily related to $148.6 million realized in 2000 as the result of higher prices, partly offset by a $82.9 million increase to natural gas costs. Natural gas costs, net of forward pricing gains or losses, increased to $3.02/MMBtu in 2000 from $2.32/MMBtu last year. Natural gas cost increases were mitigated by forward pricing contracts that reduced 2000 costs by $76.9 million. Higher sales volumes, reduced freight costs and lower maintenance spending contributed approximately $7.0 million to 2000 operating income.

Methanol

Methanol revenues were $136.8 million compared with $85.2 million for the years ended December 31, 2000 and 1999, respectively. Average methanol sales prices increased to $0.53 per gallon in 2000 from $0.35 per gallon in 1999 primarily as the result of reduced production rates and permanent closure of marginal North American production facilities in response to high natural gas costs and increased offshore competition. Methanol sales volumes increased by 5% to 257 million gallons for 2000 compared with 1999 primarily as the result of a two month shutdown at the Beaumont plant during the 1999 first quarter.

The methanol segment reported operating income of $12.4 million for 2000 compared to an operating loss of $15.2 million for 1999. The improved operating results were primarily due to higher methanol prices which contributed $47.6 million to 2000 revenues. Natural gas costs, net of forward pricing gains or losses, increased to $3.06/MMBtu in 2000 from $2.32/MMBtu during 1999 and increased total 2000 costs by $20.1 million. Natural gas costs for the methanol segment were $17.2 million lower than spot purchase prices as the result of forward pricing contracts.

Other Expense - Net

Terra had $1.8 million of other operating income in 2000 compared to $3.9 million of other operating expenses in 1999. The 1999 expenses included allocations of $3.5 million in administrative expenses to discontinued Distribution operations sold during the 1999 first half.

Insurance Settlement Costs

During 2000, Terra incurred $6.0 million of legal and other professional fees in connection with a lawsuit to recover costs from the 1994 explosion at Terra's Port Neal facility. These expenses were related to the insurance recovery gain reported in Terra's 1997 financial statements and, consequently, have been excluded from the determination of 2000 operating income.

Interest Expense - Net

Net interest expense was $47.6 million in 2000 compared with $44.7 million in 1999. The increase to net interest expense is primarily related to 1999 interest income of $6.3 million realized in connection with the sale of the Distribution business segment.

Minority Interest

Minority interest represents interest in the earnings of the publicly held common units of Terra Nitrogen Company, L.P. (TNCLP) and a third-party's limited partnership interest in Beaumont Methanol, Limited Partnership (BMLP). Minority interest charges totaled $5.4 million in 2000 and $8.3 million in 1999.

Minority interest charges (credits) relating to TNCLP totaled $5.4 million in 2000 and $(1.1) million in 1999. The increased 2000 charge is directly related to higher TNCLP earnings as the result of increasing nitrogen prices. Minority interest charges for the limited partnership interest in BMLP was $9.4 million in 1999. The Corporation redeemed the third-party's BMLP interests on June 30, 1999 and thereby eliminated subsequent charges to earnings related to the BMLP partnership interest.

Income Taxes

Income tax expense was recorded at an effective rate of 37.1% for 2000 compared with 39.6% for 1999 which were reflective of statutory rates in effect for Terra during both periods.

RESULTS OF CONTINUING OPERATIONS - 1999 COMPARED WITH 1998

Consolidated Results

Terra reported a 1999 net loss from continuing operations of $70.1 million on revenues of $774 million compared with a net loss of $43.3 million on revenues of $846 million in 1998. Basic and diluted loss per share for 1999 was $0.94 compared with $0.58 for 1998. Worldwide overcapacity in both nitrogen and methanol markets lowered prices and margins for these products which substantially accounts for the decline in 1999 earnings.

Total revenues and operating income (loss) by segment for the years ended December 31, 1999 and 1998 follow:


(in thousands)                                1999       1998
-----------------------------------------------------------------
REVENUES:
Nitrogen Products                           $686,767   $751,597
Methanol                                      85,178     96,547
Other - net of intercompany eliminations       2,364     (2,593)
-----------------------------------------------------------------
                                            $774,309   $845,551
=================================================================
OPERATING INCOME (LOSS):
Nitrogen Products                           $(43,909)  $ 39,329
Methanol                                     (15,210)    (7,891)
Other expense - net                           (3,923)   (21,224)
-----------------------------------------------------------------
                                            $(63,042)  $ 10,214
=================================================================

Nitrogen Products

Volumes and prices for 1999 and 1998 follow:

Volumes and Prices
--------------------------------------------------------------------------------
                                                 1999                 1998
--------------------------------------------------------------------------------
                                      Sales     Average    Sales     Average
(quantities in thousands of tons)    Volumes  Unit Price  Volumes  Unit Price
--------------------------------------------------------------------------------
Ammonia                                1,417       $ 122    1,349       $ 143
Nitrogen solutions                     3,682          62    3,548          66
Urea                                     563          99      631         118
Ammonium nitrate                         833         113      809         134
--------------------------------------------------------------------------------

Nitrogen products revenues declined by $64.8 million to $686.8 million for 1999 in comparison with 1998 primarily as a result of lower prices for all products. Ammonia, nitrogen solutions, urea and ammonium nitrate prices declined by 15%, 7%, 16% and 16%, respectively, causing a $71.5 million reduction to revenues. Excess worldwide production capacity created excess nitrogen supplies and caused prices to fall. Ammonia and nitrogen solutions 1999 sales volumes increased from the prior year as the result of increased demand during the 1999 second half in response to the permanent shutdown of competitor facilities in Terra's market area and increased customer confidence that nitrogen prices had established a floor going into the 2000 planting season.

The nitrogen products segment reported operating income (loss) of $(43.9) million and $39.3 million for 1999 and 1998, respectively. Operating income declined by $71.5 million for 1999 as the result of lower prices. In addition, natural gas costs increased by 8% from 1998 which reduced 1999 operating income by $21.1 million from the prior year. These factors were partially offset by lower operating expenses which declined by 3% in comparison with 1998 and higher sales volumes. Terra's use of financial derivatives to forward price a portion of its natural gas needs resulted in cost savings of $5.2 million compared with 1999 spot prices.

Methanol

Methanol revenues were $85 million compared with $97 million for the years ended December 31, 1999 and 1998, respectively. Average methanol sales prices were $0.35 per gallon and $0.34 per gallon for 1999 and 1998, respectively. Methanol sales volumes declined by 14% to 245 million gallons for 1999 compared with 1998 primarily as the result of a two month shutdown at the Beaumont plant during the 1999 first quarter in response to market prices that were less than the cash cost of production.

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

Other Expense - Net

Terra had $3.9 million of other operating expenses in 1999 compared to $21.2 million in 1998. These expenses include allocations of shared service expenses to discontinued Distribution operations sold during the 1999 first half of $3.5 million and $13.8 million in 1999 and 1998, respectively. Other expenses also included $6.1 million in 1998 for vesting of restricted stock grants and professional fees related to efforts to sell Terra's outstanding common stock.

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

LIQUIDITY AND CAPITAL RESOURCES

Terra's primary uses of funds will be to fund its working capital requirements, make payments on its indebtedness and other obligations and make capital expenditures. The principal sources of funds will be cash flow from operations and borrowings under available bank facilities.

Cash provided from 2000 operations was $132.8 million, comprised of $110.0 million of cash provided from operating activities and $22.8 million from reductions in working capital balances. Cash provided from operating activities was $69.4 million higher than 1999 primarily as the result of the increase to 2000 operating income. Cash from working capital reductions was primarily due to a $28.4 million reduction to inventory balances as a result of curtailed production rates at Terra's North American facilities. In response to high natural gas costs, Terra curtailed its North American production rates of urea, ammonia, methanol and UAN solutions during the 2000 second half by 39%, 15%, 12% and 4%, respectively. Some of the curtailments continued into 2001 until natural gas costs declined to levels that permitted resumption of production.

Terra had available a $116 million revolving credit facility for working capital needs at December 31, 2000. As of December 31, 2000, nothing was outstanding under this facility, but $21 million was used to support outstanding letters of credit covering recorded liabilities. Borrowing availability under the credit facility is generally based on 85% of eligible accounts receivable and 65% of eligible inventory and is expected to be adequate to meet the operating cash needs of Terra. The credit facility also requires Terra to adhere to certain limitations on additional debt, capital expenditures, acquisitions, liens, asset sales, investments, prepayments of subordinated indebtedness, changes in lines of business and transactions with affiliates. In addition Terra is required to maintain minimum levels of earnings before interest, income taxes, depreciation and amortization (as defined in the credit facility) computed on a quarterly basis. Failure to meet these covenants would require Terra to incur additional costs to amend the bank facilities or could result in termination of the facilities.

Management expects that natural gas costs will decline, and/or nitrogen and methanol prices will increase, from December 31, 2000 to levels that will enable Terra to maintain the 2001 minimum earnings levels required by the credit facility.

During 2000, Terra funded plant and equipment purchases of $12.2 million primarily for replacement or stay-in-business capital needs. During 1999, Terra funded capital expenditures of $51.9 million which included $31.7 million to complete construction of a $61.7 million ammonia production loop at the Beaumont, Texas methanol plant that was placed in operation during the 2000 first quarter. Terra expects 2001 plant and equipment purchases to approximate $35 million consisting primarily of the expenditures for routine replacement of equipment at manufacturing facilities.

On December 17, 1997, Terra announced that it was resuming purchases of common units of TNCLP on the open market and through privately negotiated transactions. Under an existing authorization of the Board of Directors, Terra may acquire up to five million common units. Terra acquired 316,500, 609,200 and 632,500 common units during 2000, 1999 and 1998, respectively. Terra purchased 183,500 additional common units on January 2, 2001 which was the maximum allowed under the current covenants of Terra's bank credit agreements.

During 2000, Terra distributed $1.1 million to the minority TNCLP common unitholders. TNCLP distributions are based on "Available Cash" (as defined in the Partnership Agreement) with no distributions made during 1999 and $17.2 million paid to minority TNCLP common unitholders during 1998. In 1999, Terra distributed a preferred return of $9.4 million to BMLP's minority partner, and paid a dividend of $0.07 per Common Share which totaled $5.3 million. Terra redeemed the BMLP minority interest on June 30, 1999 and thereby eliminated future cash requirements to fund payments to the BMLP minority partner. On August 3, 1999, the Board of Directors suspended Terra's payment of a regular quarterly dividend on common stock.

On June 30, 1999 Terra sold its Distribution business segment to Cenex/Land O'Lakes Agronomy Company for $485 million. Sales proceeds, net of increases to Distribution working capital balances and capital expenditures since December 31, 1998, other operating cash items and selling costs, contributed $335.1 million to 1999 cash flows. Net sales proceeds were used to redeem the outstanding minority interest in BMLP for $225 million, fund termination of the accounts receivable securitization program and repay outstanding borrowings under Terra's revolving credit facility.

Cash balances at December 31, 2000 were $101.4 million, all of which is unrestricted.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 133, "Accounting for Derivative
Instruments and Hedging Activities".   SFAS No. 133, as amended by SFAS No. 137
and SFAS No 138, requires that all derivative instruments be recorded in the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. On January 1, 2001, Terra adopted this statement which resulted in a $23.3 million increase in current assets to recognize the value of open natural gas contracts, a $9.2 million reduction in current liabilities to reclassify deferred gains on closed contracts relating to future periods, a $1.1 million increase in long-term debt related to interest rate hedges and a $31.4 million increase to stockholders' equity as a reduction in accumulated other comprehensive losses. Management does not expect the adoption of SFAS 133 to have a material impact on Terra's results of operations or cash flows.

PENDING CHANGE OF CONTROL

Anglo American plc, through a wholly-owned subsidiary, owns 49.5% of Terra's outstanding shares. Anglo American has announced its intention to dispose of its interest in Terra with the timing based on market and other considerations.

FORWARD-LOOKING PRECAUTIONS

Information contained in this report, other than historical information, may be considered forward-looking. Forward-looking information reflects Management's current views of future events and financial performance that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially include, but are not limited to, the following: changes in financial markets, general economic conditions within the agricultural industry, competitive factors and price changes (principally, sales prices of nitrogen and methanol products and natural gas costs), changes in product mix, changes in the seasonality of demand patterns, changes in weather conditions, changes in agricultural regulations, and other risks detailed in the "Factors that Affect Operating Results" section of this discussion.

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

========================================================================================
                                                                     At December 31,
----------------------------------------------------------------------------------------
(in thousands)                                                     2000          1999
----------------------------------------------------------------------------------------
Assets
 Cash and short-term investments                               $  101,425    $    9,790
 Accounts receivable, less allowance for doubtful
  accounts of $889 and $491                                       107,299       102,776
 Inventories                                                      101,526       133,634
 Other current assets                                              17,448        47,482
---------------------------------------------------------------------------------------
 Total current assets                                             327,698       293,682
---------------------------------------------------------------------------------------
 Property, plant and equipment, net                               902,801       997,801
 Excess of cost over net assets of acquired businesses            231,372       253,162
 Other assets                                                      50,681        56,800
---------------------------------------------------------------------------------------
 Total assets                                                  $1,512,552    $1,601,445
=======================================================================================
Liabilities
 Debt due within one year                                      $    5,546    $   17,152
 Accounts payable                                                  62,820        88,413
 Accrued and other liabilities                                     60,324        35,158
---------------------------------------------------------------------------------------
 Total current liabilities                                        128,690       140,723
---------------------------------------------------------------------------------------
 Long-term debt                                                   467,808       469,309
 Deferred income taxes                                            156,475       163,733
 Other liabilities                                                 43,508        67,409
 Minority interest                                                105,274       103,269
 Commitments and contingencies (Note 11)
---------------------------------------------------------------------------------------
 Total liabilities                                                901,755       944,443
---------------------------------------------------------------------------------------
Stockholders' Equity
 Capital stock
  Common Shares, authorized 133,500 shares;
  75,885 and 75,309 shares outstanding                            128,283       127,890
 Paid-in capital                                                  554,750       552,903
 Accumulated other comprehensive loss                             (48,115)       (9,852)
 Retained deficit                                                 (24,121)      (13,939)
---------------------------------------------------------------------------------------
 Total stockholders' equity                                       610,797       657,002
---------------------------------------------------------------------------------------
 Total liabilities and stockholders' equity                    $1,512,552    $1,601,445
=======================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

===============================================================================================================
                                                                                Year ended December 31,
---------------------------------------------------------------------------------------------------------------
(in thousands, except per-share amounts)                                      2000             1999       1998
---------------------------------------------------------------------------------------------------------------
Revenues
 Net sales                                                              $  991,600         $ 765,858   $840,509
 Other income, net                                                           9,558             8,451      5,042
---------------------------------------------------------------------------------------------------------------
                                                                         1,001,158           774,309    845,551
---------------------------------------------------------------------------------------------------------------
Cost and Expenses
 Cost of sales                                                             909,861           781,927    772,369
 Selling, general and administrative expense                                48,490            55,424     62,968
---------------------------------------------------------------------------------------------------------------
                                                                           958,351           837,351    835,337
---------------------------------------------------------------------------------------------------------------
 Income (loss) from operations                                              42,807           (63,042)    10,214
 Insurance settlement costs                                                 (5,968)              ---        ---
 Interest income                                                             3,869             8,361        326
 Interest expense                                                          (51,511)          (53,076)   (51,122)
 Minority interest                                                          (5,379)           (8,341)   (27,510)
---------------------------------------------------------------------------------------------------------------
 Loss from continuing operations before income taxes                       (16,182)         (116,098)   (68,092)
 Income tax benefit                                                         (6,000)          (46,000)   (24,761)
---------------------------------------------------------------------------------------------------------------
 Loss from continuing operations                                           (10,182)          (70,098)   (43,331)
 Loss from discontinued operations:
   Income (loss) from operations, net of income taxes                          ---            (5,800)    17,082
   Loss on disposition, net of income taxes                                    ---            (4,724)       ---
 Extraordinary loss on early retirement of debt, net of income taxes           ---            (9,265)       ---
---------------------------------------------------------------------------------------------------------------
Net Loss                                                                $  (10,182)        $ (89,887)  $(26,249)
===============================================================================================================

Basic and Diluted Earnings (Loss) Per Share:
 Continuing operations                                                  $    (0.14)        $   (0.94)  $  (0.58)
 Discontinued operations                                                       ---             (0.14)      0.23
 Extraordinary loss on early retirement of debt                                ---             (0.12)       ---
---------------------------------------------------------------------------------------------------------------
Net Loss Per Share                                                      $    (0.14)        $   (1.20)  $  (0.35)
===============================================================================================================

   See accompanying Notes to the Consolidated Financial Statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

=================================================================================================
                                                                   Year ended December 31,
--------------------------------------------------------------------------------------------------
(in thousands)                                                2000           1999            1998
--------------------------------------------------------------------------------------------------
Operating Activities
Net loss                                                  $(10,182)     $ (89,887)       $(26,249)
Adjustments to reconcile net loss
to net cash flows from operating activities:
 (Income) loss from discontinued operations                    ---         10,524         (17,082)
 Extraordinary loss on early retirement of debt                ---          9,265             ---
 Depreciation and amortization                             114,901        101,588         101,053
 Deferred income taxes                                       1,881          2,805          11,319
 Minority interest in earnings                               5,379          8,341          27,510
 Other non-cash items                                          ---            ---          (2,197)
Change in current assets and liabilities, excluding
 working capital purchased:
 Accounts receivable                                        (7,644)        (5,663)        (22,937)
 Account receivable securitization                             ---       (136,000)        (14,000)
 Inventories                                                28,388         11,454         (37,460)
 Other current assets                                       13,981          1,329           4,044
 Accounts payable                                          (22,978)        (9,669)        (32,017)
 Accrued and other liabilities                              11,078        (62,520)         (6,368)
Other                                                       (1,975)         4,573           7,299
-------------------------------------------------------------------------------------------------
Net Cash Flows From Operating Activities                   132,829       (153,860)         (7,085)
-------------------------------------------------------------------------------------------------
Investing Activities
 Purchase of property, plant and equipment                 (12,219)       (51,899)        (55,327)
 Discontinued operations                                       ---        335,129          96,766
 Other                                                      (4,962)        (4,531)          3,371
-------------------------------------------------------------------------------------------------
Net Cash Flows From Investing Activities                   (17,181)       278,699          44,810
-------------------------------------------------------------------------------------------------
Financing Activities
 Net short-term borrowings (repayments)                     (6,000)         6,000             ---
 Principal payments on long-term debt                       (7,107)       (16,569)         (9,538)
 Stock  issuance - net                                           7             13             286
 Distributions to minority interests                        (1,119)        (9,429)        (35,052)
 Repurchase of TNCLP common units                           (2,414)        (5,994)        (16,523)
 Deferred financing costs                                   (6,697)           ---             ---
 Redemption of minority interest in subsidiary                 ---       (225,000)            ---
 Dividends                                                     ---         (5,281)        (14,986)
-------------------------------------------------------------------------------------------------
Net Cash Flows From Financing Activities                   (23,330)      (256,260)        (75,813)
-------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash                       (683)          (432)           (331)
-------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Short-Term Investments      91,635       (131,853)        (38,419)
Cash and Short-Term Investments at Beginning of Year         9,790        141,643         180,062
-------------------------------------------------------------------------------------------------
Cash and Short-Term Investments at End of Year            $101,425      $   9,790        $141,643
=================================================================================================
Interest Paid                                             $ 50,851      $  55,379        $ 61,907
=================================================================================================
Income Taxes Received                                     $(14,058)     $ (20,285)       $ (7,085)
=================================================================================================

See accompanying Notes to the Consolidated Financial Statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


=============================================================================================================================
                                                                                         Accumulated
                                                                                         Other           Retained
                                  Comprehensive          Capital Stock         Paid-In   Comprehensive   Earnings
                                                  ---------------------------
(in thousands)                    Income (Loss)       Shares        Amount     Capital   Loss            (Deficit)    Total
-----------------------------------------------------------------------------------------------------------------------------
January 1, 1998                                       74,977      $ 127,581   $ 548,772   $ (8,488)     $ 122,464   $ 790,329
-----------------------------------------------------------------------------------------------------------------------------

Comprehensive Income
 Net loss                           $ (26,249)           ---            ---         ---                   (26,249)    (26,249)
 Foreign currency
  translation adjustments              (5,669)           ---            ---         ---     (5,669)           ---      (5,669)
                                    ---------
 Total                              $ (31,918)
                                    =========
Exercise of stock options, net                            43             43         243        ---            ---         286
Stock Incentive Plan                                     445            263       3,878        ---            ---       4,141
Dividends                                                ---            ---         ---        ---        (14,986)    (14,986)
-----------------------------------------------------------------------------------------------------------------------------
December 31, 1998                                     75,465      $ 127,887   $ 552,893   $(14,157)     $  81,229   $ 747,852
-----------------------------------------------------------------------------------------------------------------------------

 Comprehensive Income
 Net loss                           $ (89,887)           ---            ---         ---        ---        (89,887)    (89,887)
 Foreign currency
  translation adjustments               4,305            ---            ---         ---      4,305            ---       4,305
                                    ---------
 Total                              $ (85,582)
                                    =========
Exercise of stock options, net                             3              3          10        ---            ---          13
Stock Incentive Plan                                    (159)           ---         ---        ---            ---         ---
Dividends                                                ---            ---         ---        ---         (5,281)     (5,281)
-----------------------------------------------------------------------------------------------------------------------------
December 31, 1999                                     75,309      $ 127,890   $ 552,903   $ (9,852)      $(13,939)  $ 657,002
-----------------------------------------------------------------------------------------------------------------------------

Comprehensive Income
 Net loss                           $ (10,182)            ---           ---         ---        ---        (10,182)    (10,182)
 Foreign currency
  translation adjustments             (38,263)            ---           ---         ---    (38,263)           ---     (38,263)
                                    ---------
 Total                              $ (48,445)
                                    =========

Exercise of stock options, net                              5             5           2        ---            ---           7
Stock Incentive Plan                                      571           388       1,845        ---            ---       2,233
-----------------------------------------------------------------------------------------------------------------------------
December 31, 2000                                      75,885     $ 128,283   $ 554,750   $(48,115)      $(24,121)  $ 610,797
=============================================================================================================================

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

Inventories:
Inventories are stated at the lower of average cost or estimated net realizable value. The cost of average inventories is determined using the first-in, first-out method.

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

Excess of costs over net assets of acquired businesses:
Terra amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over periods ranging from 15 to 18 years. Management periodically evaluates the recoverability of this asset through an assessment of expected cash flows from future operations.

Revenue recognition:
Revenue is recognized when title to finished product passes to the customer. Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts and trade allowances.

Cost of sales and hedging transactions:
Realized gains and losses from hedging activities and premiums paid for option contracts are deferred and recognized in the month to which the hedged transactions relate (see Note 12 - Derivative Financial Instruments). Costs associated with settlement of natural gas purchase contracts are included in cost of sales.

Stock-based compensation:
Terra recognizes compensation costs for stock-based employee compensation plans based on the difference, if any, between the quoted market price of the stock at date of grant and the amount an employee pays to acquire the stock.

Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Recently issued accounting standards:
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, requires that all derivative instruments be recorded in the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. On January 1, 2001, Terra adopted this statement which resulted in a $23.3 million increase in current assets to recognize the value of open natural gas contracts, a $9.2 million reduction in current liabilities to reclassify deferred gains on closed contracts relating to future periods, a $1.1 million increase in long-term debt related to interest rate hedges and a $31.4 million increase to stockholders' equity as a reduction in accumulated other comprehensive losses. Management does not expect the adoption of SFAS 133 to have a material impact on Terra's results of operations or cash flows.

2.  Discontinued Operations

On June 30, 1999, Terra sold its Distribution business segment to Cenex/Land O'Lakes Agronomy Company ("Buyer") for $335.1 million, net of seasonal working capital increases from December 31, 1998, and closing costs. In the sales transaction, the Buyer acquired all rights to the Distribution business' earnings from April 1, 1999 forward. Included in the sale were Terra's approximately 400 retail farm service centers in the U.S. and Canada, and its 50% ownership position in the Omnium chemical formulation plants.

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

3.   Earnings Per Share

The following table provides a reconciliation between Basic and Diluted Loss Per Share.

(in thousands, except per-share data)                                              2000       1999              1998
-------------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share computation:
Loss from continuing operations                                                $  (10,182)    $  (70,098)     $  (43,331)
Earnings (loss) from discontinued operations                                          ---        (10,524)         17,082
-------------------------------------------------------------------------------------------------------------------------
Loss available before extraordinary item                                          (10,182)       (80,622)        (26,249)
Extraordinary loss on debt retirement                                                 ---         (9,265)            ---
-------------------------------------------------------------------------------------------------------------------------
Loss available to common shareholders                                          $  (10,182)    $  (89,887)     $  (26,249)
=========================================================================================================================

Basic and diluted weighted average shares outstanding                              74,707         74,703          73,954
=========================================================================================================================

Loss per share from continuing operations                                      $    (0.14)    $    (0.94)     $    (0.58)
Earnings (loss) per share from discontinued operations                                ---          (0.14)           0.23
-------------------------------------------------------------------------------------------------------------------------
Loss per share before extraordinary item                                            (0.14)         (1.08)          (0.35)
Extraordinary loss per share                                                          ---          (0.12)            ---
-------------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per share                                               $  (0.14)      $    (1.20)     $    (0.35)
=========================================================================================================================

4.   Inventories

Inventories consisted of the following at December 31:

(in thousands)                                                                               2000            1999
-------------------------------------------------------------------------------------------------------------------------
Raw materials                                                                           $    24,085       $   37,437
Supplies                                                                                     20,918           20,335
Finished goods                                                                               56,523           75,862
-------------------------------------------------------------------------------------------------------------------------
Total                                                                                   $   101,526       $  133,634
=========================================================================================================================

5.   Other Current Assets

Other current assets consisted of the following at December 31:

(in thousands)                                                                               2000            1999
-------------------------------------------------------------------------------------------------------------------------
Deferred tax asset - current                                                            $      ---        $    5,238
Income taxes recoverable                                                                       ---            10,278
Accounts receivable of discontinued operations,
less allowance for doubtful accounts of $6,358 and $12,533                                   1,240             6,238
Other current assets                                                                        16,208            25,728
-------------------------------------------------------------------------------------------------------------------------
Total                                                                                   $   17,448        $   47,482
=========================================================================================================================

6.   Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following at December 31:

(in thousands)                                                                               2000            1999
-------------------------------------------------------------------------------------------------------------------------
Land and buildings                                                                      $   69,136        $   53,875
Plant and equipment                                                                      1,216,066         1,170,541
Construction in progress                                                                    11,378            98,406
-------------------------------------------------------------------------------------------------------------------------
                                                                                         1,296,580         1,322,822
Less accumulated depreciation and amortization                                            (393,779)         (325,021)
-------------------------------------------------------------------------------------------------------------------------
Total                                                                                   $  902,801        $  997,801
=========================================================================================================================

7.   Insurance Settlement Costs

During 2000, Terra incurred $6.0 million of legal and other professional fees in connection with a lawsuit to recover losses related to a 1994 explosion at Terra's Port Neal facility. These costs were related to an insurance recovery gain reported in Terra's 1997 financial statements which was excluded from the determination of operating income.

8.   Debt Due Within One Year

Debt due within one year consisted of the following at December 31:

(in thousands)                                               2000        1999
-------------------------------------------------------------------------------
Short-term borrowings                                    $    ---   $   6,000
Current maturities of long-term debt                        5,546      11,152
-------------------------------------------------------------------------------
Total                                                    $  5,546   $  17,152
===============================================================================

Weighted average short-term borrowings                   $    536   $  10,699
===============================================================================

Weighted average interest rate                              10.75%      10.00%
===============================================================================

In April 2000, Terra entered into a $175 million revolving credit facility, which expires in January 2003 and replaced a $62 million revolving credit facility. Borrowings available under the facility are reduced by the amount of the Bank Term Notes (described in Note10), currently $59.4 million, and further limited based on consolidated working capital levels and outstanding letters of credit issued under the facility. At December 31, 2000, there were $21.3 million of outstanding letters of credit under the facility for recorded liabilities. Interest on borrowings is charged at current market rates. A commitment fee is charged on the unused portion of the facility under the credit agreement, currently 0.5 percent. The credit agreement is secured by substantially all assets.

The agreement requires Terra to adhere to certain limitations on additional debt, capital expenditures, acquisitions, liens, asset sales, investments, prepayments of subordinated indebtedness, changes in lines of business and transactions with affiliates. In addition, Terra is required to maintain minimum levels of earnings before interest, income taxes, depreciation and amortization (as defined in the credit agreement) computed on a quarterly basis.

9.   Accrued and Other Liabilities

Accrued and other liabilities consisted of the following at December 31:


(in thousands)                                              2000        1999
------------------------------------------------------------------------------
Customer deposits                                        $   5,82   $  10,346
Payroll and benefit costs                                  12,359       3,220
Deferred natural gas hedging gain                           9,207           3
Income taxes - state                                           --       1,360
Other                                                      32,937      20,229
------------------------------------------------------------------------------
Total                                                    $  60,32   $  35,158
==============================================================================

10.  Long-Term Debt

Long-term debt consisted of the following at December 31:

(in thousands)                                                                      2000        1999
------------------------------------------------------------------------------------------------------
Senior Notes, 10.5%, due 2005                                                    $200,000    $200,000
Senior Notes, 10.75%, due 2003                                                    158,755     158,755
Bank Term Notes, due 2003                                                          59,375     109,375
Asset based Term Facility, due 2003                                                46,250         ---
Industrial Development Revenue Bonds bearing interest at an
 average 6.85% with increasing payments from 2000 to 2011                           7,820       8,130
Other                                                                               1,154       4,201
------------------------------------------------------------------------------------------------------
                                                                                  473,354     480,461
Less current maturities                                                             5,546      11,152
------------------------------------------------------------------------------------------------------
Total                                                                            $467,808    $469,309
======================================================================================================

Scheduled principal payments for each of the five years 2001 through 2005 are $5.5 million, $4.4 million, $256.8 million, $0.5 million and $200.6 million, respectively.

The 10.5% unsecured Senior Notes are redeemable at the option of Terra, in whole or part, at any time at 105.250% of their principal amount, plus accrued interest, declining to 102.625% on or after June 15, 2001, and declining to 100% on or after June 15, 2002. The 10.5% unsecured Senior Notes Indenture contains certain restrictions, including the issuance of additional debt, payment of dividends, issuance of capital stock, certain transactions with affiliates, incurrence of liens, sale of assets, and sale-leaseback transactions.

The 10.75% unsecured Senior Notes are redeemable at par at the option of Terra, in whole or part. The 10.75% Senior Notes Indenture contains restrictions similar to those in the 10.5% Senior Notes Indenture.

The Bank Term Notes are secured by substantially all assets of Terra Canada, a beneficially owned subsidiary of Terra. The Notes are due in full on January 2, 2003. The Notes bear interest at a rate based on current market rates, 9.89% at December 31, 2000. The Notes include covenants similar to the credit agreement described in Note 8 - Debt Due Within One Year.

The Asset Based Term Facility is secured by substantially all assets. The facility requires quarterly payments of $1.25 million through September 2002, with the balance due at maturity. The facility bears interest at a rate based on current market rates, currently 10.64%. The facility has covenants similar to those described in Note 8 - Debt Due Within One Year.

The Industrial Development Revenue Bonds due in 2011 are secured by a letter of credit guaranteed by Terra and, along with certain other long-term debt due in 2003, by Terra's headquarters building located in Sioux City, Iowa.

11.  Commitments and Contingencies

Terra and its subsidiaries are committed to various non-cancelable operating leases for equipment, railcars and production, office and storage facilities expiring on various dates through 2017. Total minimum rental payments are as follows:

(in thousands)
--------------------------------------------------------------------------------
2001                                                                   $15,445
2002                                                                    11,514
2003                                                                     9,838
2004                                                                     7,041
2005 and thereafter                                                     16,396
--------------------------------------------------------------------------------
Total                                                                  $60,234
================================================================================

Total rental expense for continuing operations under all leases, including short-term cancelable operating leases, was approximately $18.0 million, $20.6 million and $20.8 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Terra is liable for retiree medical benefits of employees of coal mining operations sold in 1993, under the Coal Industry Retiree Health Benefit Act of 1992, which mandated certain retiree medical benefits for union coal miners. Terra has provided reserves adequate to cover the estimated present value of these liabilities at December 31, 2000.

Four lawsuits by U.K. soft drink producers and distributors have been filed against Terra and other defendants seeking in excess of (Pounds)13.3 million in damages, plus costs and interest. The lawsuits seek to recover damages following a product recall the plaintiffs initiated in reaction to trace amounts of benzene allegedly found in carbon dioxide used as an ingredient in the recalled products. Terra produced the carbon dioxide at one of its U.K. plants. A fifth lawsuit seeking (Pounds)12.5 million and a sixth lawsuit seeking (Pounds)0.6 million in damages were settled by Terra's insurer in January 2000 and February 2001, respectively, with Terra making no contribution toward the settlements. In addition to the filed lawsuits, certain other soft drink producers have indicated their intention to file claims in unspecified amounts. Terra has denied liability for these lawsuits and claims and intends to vigorously defend its position. Terra believes it has insurance coverage for any damages. Its insurer is paying Terra's defense costs in all cases, has funded the January 2000 and February 2001 settlements, and has extended full coverage in the single case now before the court (wherein damages of (Pounds)9 million are sought), but currently continues to reserve the right to deny coverage in whole or in part for any adverse judgments in the remaining cases. While it is not feasible to predict with certainty the final outcome of these proceedings, management does not believe this matter will have a material adverse effect on Terra's results of operations, financial position or net cash flows.

Terra is involved in various legal actions and claims, including environmental matters, arising from the normal course of business. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the results of operations, financial position or net cash flows of Terra.

Terra will be required to make a payment for each year through 2002 if average ammonium nitrate prices exceed certain thresholds during any year, subject to maximum payments of (Pounds)58 ($95.7 million USD at the time of signing) over the term of the agreement. As a result of making any such payments, Terra will not benefit fully from the U.K. price of ammonium nitrate of certain thresholds during the term of this agreement. No payments were due under this agreement in 1998, 1999 or 2000.

12.  Derivative Financial Instruments

Terra manages risk using derivative financial instruments for (a) changes in natural gas supply prices and (b) interest rate fluctuations and (c) currency. Derivative financial instruments have credit risk and market risk.

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

Natural Gas Prices - United Kingdom Operations - To meet natural gas production requirements at the Terra's United Kingdom production facilities, Terra enters into one- or two-year term gas supply contracts with fixed prices for generally 25-80% of total volume requirements. As of December 31, 2000, Terra had fixed-price contracts for 49% of its 2001 United Kingdom natural gas requirements and 12% of its 2002 United Kingdom natural gas requirements. Terra does not use derivative financial instruments for its United Kingdom natural gas needs.

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

The following summarizes open natural gas contracts at December 31, 2000 and 1999:


(in thousands)                     2000                         1999
--------------------------------------------------------------------------------
                          Contract      Unrealized      Contract    Unrealized
                           MMBtu        Gain (Loss)       MMBtu     Gain (Loss
--------------------------------------------------------------------------------
Swaps                      10,180         $24,399         36,570      $5,810
Options                     9,070          (2,280)        36,095         ---
--------------------------------------------------------------------------------
                           19,250         $22,119         72,665      $5,810
================================================================================
Basis swaps                 6,590         $   426         14,470      $  458
================================================================================

Annual consolidated production requirements are approximately 160 million MMBtu. Contracts and firm purchase commitments were in place at December 31, 2000 to cover approximately 17.5% of 2001 natural gas requirements.

Gains and losses on settlement of these contracts and premium payments on option contracts are credited or charged to cost of sales in the month in which the hedged transaction closes. The risk and reward of outstanding natural gas positions are directly related to increases or decreases in natural gas prices in relation to the underlying NYMEX natural gas contract prices. Realized gains on closed contracts relating to future periods as of December 31, 2000 were $10 million. Cash flows related to natural gas hedging are reported as cash flows from operating activities.

During 2000, 1999 and 1998, natural gas hedging activities reduced Terra's North American natural gas costs by approximately $76.8 million, $6.4 million and $15.4 million, respectively, compared with spot prices.

Interest Rate Fluctuations -Terra has entered into interest rate swap agreements to fix the interest rate on $100 million of its floating rate obligations at an average base rate of approximately 6.05% per annum. The interest rate swap agreements are designated as hedges. The agreements expire December 31, 2002. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense. Cash flows for the interest rate swap agreements are classified as cash flows from operations.

The following table presents the carrying amounts and estimated fair values of Terra's derivative financial instruments at December 31, 2000 and 1999. SFAS 107, "Disclosures about Fair Value of Financial Instruments" defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                     2000                        1999
-------------------------------------------------------------------------------
                            Carrying      Fair           Carrying     Fair
(in millions)                Amount       Value           Amount      Value
-------------------------------------------------------------------------------
Natural gas                  $ 10.0      $ 32.5           $  0.6      $ 5.7
Interest rate                   ---        (1.1)             ---        2.4
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

13.  Financial Instruments and Concentrations of Credit Risk

The following table presents the carrying amounts and estimated fair values of Terra's financial instruments at December 31, 2000 and 1999. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.


                                                 2000               1999
------------------------------------------------------------------------------
                                          Carrying   Fair   Carrying   Fair
(in millions)                              Amount    Value   Amount    Value
------------------------------------------------------------------------------
Financial Assets
 Cash and short-term investments             $101.4  $101.4    $  9.8  $  9.8
 Receivables                                  107.3   107.3     102.7   102.7
 Equity and other investments                   1.9     1.9       1.8     1.8
 Other assets                                   5.1     4.6       7.1     7.1
Financial Liabilities
 Short-term borrowings                          ---     ---       6.0     6.0
 Long-term debt                               473.4   483.1     480.4   474.6
==============================================================================

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

Concentration of Credit Risk - Terra is subject to credit risk through trade receivables and short-term investments. Although a substantial portion of its debtors' ability to pay is dependent upon the agribusiness economic sector, credit risk with respect to trade receivables generally is minimized due to its geographic dispersion. Short-term cash investments are placed in short duration corporate and government debt securities funds with well capitalized, high quality financial institutions. By policy, Terra limits the amount of credit exposure in any one type of investment instrument.

Financial Instruments - At December 31, 2000, Terra had letters of credit outstanding totaling $21.3 million, guaranteeing various insurance and financing activities.

14.  Stockholders' Equity

Terra allocates $1.00 per share upon the issuance of Common Shares to the Common Share capital account. At December 31, 2000, 1.1 million Common Shares were reserved for issuance upon award of restricted shares and exercise of employee stock options.

Terra has authorized 16,500,000 Trust Shares for issuance. There were no Trust Shares outstanding at December 31, 2000.

15.  Stock-Based Compensation

Terra accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees", which utilizes the intrinsic value method. Compensation cost related to stock-based compensation was $1.7 million, $0.9 million and $4.2 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Terra's 1997 Stock Incentive Plan authorized granting directors and key employees awards in the form of options, rights, performance units or restricted stock. The aggregate number of Common Shares that may be subject to awards under the plan may not exceed 3.8 million shares. There were no outstanding rights or performance units at December 31, 2000. Options generally may not be exercised prior to one year or more than ten years from the date of grant. Stock options and restricted shares vest over specified periods, or in some cases upon the attainment, prior to a termination date, of pre-established market price objectives for Terra's Common Shares. The restricted shares are entitled to normal voting rights and earn dividends as declared during the performance periods. At December 31, 2000, 1.1 million Common Shares were available for grant under the 1997 Plan.

A summary of Terra's stock-based compensation activity related to stock options for the years ended December 31 follows:

(options in thousands)
--------------------------------------------------------------------------------------------------------------------------
                                                              2000                   1999                    1998
                                                     ---------------------    ------------------      --------------------
                                                                  Weighted              Weighted                  Weighted
                                                                  Average               Average                   Average
                                                                  Exercise              Exercise                  Exercise
                                                     Number        Price      Number     Price        Number       Price
--------------------------------------------------------------------------------------------------------------------------
Outstanding - beginning of year                      3,015         $ 6.76     2,151     $10.35        2,428        $10.47
Granted                                                ---            ---     1,522       3.32           35          8.47
Expired/terminated                                     754          11.71       655      10.45          269         11.75
Exercised                                                5           1.43         3       4.11           43          6.69
--------------------------------------------------------------------------------------------------------------------------
Outstanding - end of year                            2,256         $ 5.16     3,015     $ 6.76        2,151        $10.35
==========================================================================================================================

The following table summarizes information about stock options outstanding and exercisable at December 31, 2000:


(options in thousands)
---------------------------------------------------------------------------------------------------
                                      Options Outstanding                   Options Exercisable
                        --------------------------------------------     --------------------------
                                          Weighted          Weighted                       Weighted
                                           Average          Average                        Average
    Range of              Number          Remaining         Exercise       Number          Exercise
    Exercise Prices     Outstanding         Life             Price       Exercisable        Price
---------------------------------------------------------------------------------------------------
$  1.00    $ 3.99          1,518          8.87 years        $ 3.35          520            $ 3.34
   4.00      7.99            305          2.12                5.06          306              5.06
   8.00     14.99            433          5.11               11.58          432             11.58
---------------------------------------------------------------------------------------------------
Total                      2,256          7.20              $ 5.16        1,258            $ 6.59
===================================================================================================

There were 1,464,000 and 1,312,000 options exercisable at December 31, 1999 and 1998, respectively.

The weighted average fair value of options granted was $1.54 per option for 1999 and $2.83 per option for 1998. The fair value of options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                                               1999        1998
--------------------------------------------------------------------------------
Risk-free interest rate                                        5.95%       5.52%
Dividend yield                                                 1.37%       2.30%
Expected volatility                                           57.00%      42.00%
Expected life (years)                                           4.0         4.0
================================================================================

There were 699,000 restricted shares granted during 2000 with a weighted average fair value of $2.14 per share. There were no restricted shares granted during 1999 and 610,000 restricted shares granted during 1998 with a weighted average fair value of $5.75 per share.

The restricted shares granted in 1998 became fully vested in 2000.

The pro forma impact on net loss and diluted loss per share of accounting for stock-based compensation using the fair value method required by SFAS 123, "Accounting for Stock-Based Compensation" follows:

(in thousands, except per-share data)                2000       1999       1998
--------------------------------------------------------------------------------
Net loss
   As reported                                   $(10,182)  $(89,887)  $(26,249)
   Pro forma                                      (11,123)   (90,754)   (28,270)
Diluted loss per share
   As reported                                   $  (0.14)  $  (1.20)  $  (0.35)
   Pro forma                                        (0.15)     (1.20)     (0.38)
================================================================================

The pro forma impact takes into account only stock-based compensation grants since January 1, 1995 and is likely to increase in future years as additional awards are granted and amortized ratably over the vesting period.

16.  Retirement Benefit Plans

Terra and its subsidiaries maintain pension plans that cover substantially all salaried and hourly employees. Benefits are based on a pay formula for the salaried plans and a flat benefit formula for the hourly plans. The plans' assets consist principally of equity securities and corporate and government debt securities. Terra and its subsidiaries also have certain non-qualified pension plans covering executives, which are unfunded. Terra accrues pension costs based upon annual independent actuarial valuations for each plan and funds these costs in accordance with statutory requirements. The components of net periodic pension expense, including $10.6 million of 1999 curtailment benefits which were included in discontinued operations, follow:

(in thousands)                                     2000       1999       1998
--------------------------------------------------------------------------------
Service cost                                    $  6,856   $  9,185   $  8,319
Interest cost                                     11,614     11,325      9,689
Expected return on plan assets                   (14,361)   (13,243)   (13,523)
Amortization of prior service cost                    37         42         79
Amortization of actuarial (gain) loss                  1      1,471        (64)
Amortization of net asset                           (314)      (306)      (307)
Curtailment benefit                                  ---    (10,556)       ---
--------------------------------------------------------------------------------
Pension expense (credit)                        $  3,833   $ (2,082)  $  4,193
================================================================================

The following table reconciles the plans' funded status to amounts included in the Consolidated Statements of Financial Position at December 31:

(in thousands)                                                2000       1999
--------------------------------------------------------------------------------
Change in Benefit Obligation
Benefit Obligation-beginning of year                       $170,879   $173,925
Service cost                                                  6,856      9,185
Interest cost                                                11,614     11,325
Participants' contributions                                     850        435
Curtailment gain                                                ---     (9,381)
Actuarial (gain) loss                                         2,410     (9,753)
Foreign currency exchange rate changes                       (6,074)      (842)
Benefits paid                                                (7,833)    (4,015)
--------------------------------------------------------------------------------
Benefit Obligation-end of year                              178,702    170,879
--------------------------------------------------------------------------------

Change in Plan Assets
Fair value plan assets-beginning of year                    168,133    147,565
Actual return on plan assets                                 20,892     21,526
Foreign currency exchange rate changes                       (6,522)      (705)
Employer contribution                                         1,127      3,370
Participants' contributions                                   1,222        391
Benefits paid                                                (7,833)    (4,014)
--------------------------------------------------------------------------------
Fair value plan assets-end of year                          177,019    168,133
--------------------------------------------------------------------------------

Funded status                                                (1,683)    (2,745)
Unrecognized net actuarial (gain) loss                       (3,391)       715
Unrecognized prior service cost                                 200        232
Unrecognized net transition asset                              (678)      (985)
--------------------------------------------------------------------------------

Accrued benefit cost                                       $ (5,552)  $ (2,783)
================================================================================

The non-qualified pension plans are unfunded and have an Accumulated Benefit Obligation of $4.8 million at December 31, 2000 which is included in other liabilities.

The assumptions used to determine the actuarial present value of benefit obligations and pension expense during each of the years in the three-year period ended December 31, 2000 were as follows:

                                                      2000       1999      1998
--------------------------------------------------------------------------------
Weighted average discount rate                        6.9%       7.1%      6.7%
Long-term per annum compensation increase             4.3%       4.1%      4.2%
Long-term return on plan assets                       8.8%       8.9%      8.9%
================================================================================

Terra also sponsors a qualified savings plan covering most full-time North American employees. Contributions made by participating employees are matched based on a specified percentage of employee contributions up to 6% of the employees' pay base. The cost of Terra's matching contribution to the savings plan totaled $1.4 million in 2000, $2.9 million in 1999 and $4.9 million in 1998.

17.  Post-Retirement Benefits

Terra also provides health care benefits for eligible retired employees. Participants generally become eligible after reaching retirement age with ten years of service. The plan pays a stated percentage of most medical expenses reduced for any deductible and payments made by government programs. The plan is unfunded. Employees hired prior to January 1, 1990 are eligible to participate in the plan if they elect to on or before January 1, 2002. Participant contributions and co-payments are subject to escalation.

The following table indicates the components of the post-retirement medical benefits obligation included in Terra's Consolidated Statements of Financial Position at December 31:


(in thousands)                                               2000      1999
------------------------------------------------------------------------------
Change in Benefit Obligation
Benefit Obligation-beginning of year                       $ 3,247   $ 4,372
Service cost                                                    21        85
Interest cost                                                  220       295
Participants' contributions                                    314       235
Actuarial (gain) loss                                          885      (916)
Foreign currency exchange rate changes                         (11)       27
Curtailment gain                                               ---       (18)
Benefits paid                                                 (882)     (833)
------------------------------------------------------------------------------
Benefit Obligation-end of year                               3,794     3,247
------------------------------------------------------------------------------

Change in Plan Assets
Fair value plan assets-beginning of year                       ---       ---
Employer contribution                                          568       599
Participants' contributions                                    314       234
Benefits paid                                                 (882)     (833)
------------------------------------------------------------------------------
Fair value plan assets-end of year                             ---       ---
------------------------------------------------------------------------------

Funded status                                               (3,794)   (3,247)
Unrecognized net actuarial gain                               (569)   (2,101)
Unrecognized prior service cost                               (170)     (446)
------------------------------------------------------------------------------
Accrued benefit cost                                       $(4,533)  $(5,794)
==============================================================================

Net periodic post-retirement medical benefit income consisted of the following components:


(in thousands)                                     2000      1999    1998
--------------------------------------------------------------------------
Service cost                                      $  21   $   85   $ 118
Interest cost                                       220      295     372
Amortization of prior service cost                 (270)    (525)   (236)
Amortization of actuarial gain                     (657)    (429)   (403)
Effect of curtailment benefit                       ---       (9)    ---
--------------------------------------------------------------------------
Post-retirement medical benefit income            $(686)   $(583)  $(149)
==========================================================================

Terra limits its future obligation for post-retirement medical benefits by capping at 5% the annual rate of increase in the cost of claims it assumes under the plan. The weighted average discount rate used in determining the accumulated post-retirement medical benefit obligation was 7.5% in 2000, 7.5% in 1999, and 7.00% in 1998. The assumed annual health care cost trend rate was 5.0% in 2000 and is assumed to remain at that level thereafter. A 1% increase in the assumed health care cost trend rate would increase total service and interest cost by $3,000 while a 1% decline would decrease cost by $27,000. The impact on the benefit obligation of a 1% increase in the assumed health care cost trend rate would be $42,000 while a 1% decline in the rate would decrease the benefit obligation by $41,000.

18.  Income Taxes

Components of the income tax provision (benefit) applicable to continuing operations are as follows:

(in thousands)                                    2000        1999        1998
--------------------------------------------------------------------------------
Current:
   Federal                                     $(21,451)  $ (18,659)   $(35,106)
   Foreign                                          215         ---         981
   State                                         (1,592)     (2,355)     (1,955)
--------------------------------------------------------------------------------
                                                (22,828)    (21,014)    (36,080)
--------------------------------------------------------------------------------
Deferred:
   Federal                                        9,612     (20,843)      8,586
   Foreign                                        6,842      (2,940)      2,464
   State                                            374      (1,203)        269
--------------------------------------------------------------------------------
                                                 16,828     (24,986)     11,319
--------------------------------------------------------------------------------
Total income tax benefit                       $ (6,000)  $ (46,000)   $(24,761)
================================================================================

The following table reconciles the income tax provision (benefit) per the Consolidated Statements of Operations to the federal statutory provision:

(in thousands)                                    2000        1999        1998
--------------------------------------------------------------------------------
Loss from continuing operations before taxes:
   Domestic                                    $(36,782)  $(102,707)   $(78,508)
   Foreign                                       20,600     (13,391)     10,416
--------------------------------------------------------------------------------
                                               $(16,182)  $(116,098)   $(68,092)
================================================================================
Statutory income tax provision (benefit):
   Domestic                                    $(12,874)  $ (35,947)   $(27,844)
   Foreign                                        7,107      (4,306)      4,100
--------------------------------------------------------------------------------
                                                 (5,767)    (40,253)    (23,744)
Purchased Canadian tax benefit                   (1,750)        215      (4,344)
Non-deductible expenses, primarily goodwill       6,152       6,125       6,884
State and local income taxes                     (1,126)     (2,688)       (700)
Benefit of loss carryforwards                       ---         ---        (442)
Other                                            (3,509)     (9,399)     (2,415)
--------------------------------------------------------------------------------
Income tax benefit                             $ (6,000)  $ (46,000)   $(24,761)
================================================================================

The tax effect of net operating loss (NOL) and tax credit carryforwards and significant temporary differences between reported and taxable earnings that gave rise to net deferred tax (liabilities) assets were as follows:

(in thousands)                                          2000        1999
---------------------------------------------------------------------------
Current deferred tax asset (liability)
  Accrued liabilities                               $  (4,962)  $   4,832
  Inventory valuation                                     652         406
---------------------------------------------------------------------------
Net current deferred tax asset (liability)             (4,310)      5,238
---------------------------------------------------------------------------

Non-current deferred tax liability
  Depreciation                                       (187,369)  $(182,556)
  Investments in partnership                          (26,460)    (25,994)
  U.S. international tax allowance                     (9,682)    (11,432)
  U.K. intercompany interest                           (3,815)        ---
  Unfunded employee benefits                           12,106      10,826
  Discontinued business costs                           7,538      18,846
  Valuation allowance                                 (21,276)     (4,825)
  NOL, capital loss and tax credit carryforwards       84,464      32,073

  Other                                               (11,981)      9,254
---------------------------------------------------------------------------
Net noncurrent deferred tax liability                (156,475)   (153,808)
---------------------------------------------------------------------------

Net deferred tax liability                          $(160,785)  $(148,570)
===========================================================================

During 1996, after receiving a favorable ruling from Revenue Canada, Terra refreshed its tax basis in plant and equipment at its Canadian subsidiary by entering into a transaction with a Canadian subsidiary of Anglo American, plc, resulting in a deferred tax asset for Terra. The valuation of this tax basis has been challenged by Revenue Canada in 2000.

The deferred tax asset related to NOLs includes $21.3 million which the Company's management believes likely will not be realized. Therefore, a valuation allowance of $21.3 million has been provided by the Company. The Company will continue to assess the recoverablility for these NOLs and to the extent it is determined that such valuation allowance is no longer required the tax benefit of these NOLs will be recognized at such time.Components of income tax provision (benefit) included in net income other than from continuing operations are as follows:

(in thousands)                           2000            1999          1998
------------------------------------------------------------------------------
Current:
   Federal                             $ ---          $(10,655)       $9,761
   State                                 ---            (3,070)          ---
------------------------------------------------------------------------------
                                       $ ---          $(13,725)       $9,761

19.  Industry Segment Data

Terra operates in two principal industry segments - Nitrogen Products and Methanol. The Nitrogen Products business produces and distributes ammonia, urea, nitrogen solutions and ammonium nitrate to agricultural and industrial users. The Methanol business manufactures and distributes methanol, which is principally used as a raw material in the production of a variety of chemical derivatives and in the production of methyl tertiary butyl ether (MTBE), an oxygenate and an octane enhancer for gasoline. Management evaluates performance based on operating earnings of each segment. Terra does not allocate interest, income taxes or infrequent items to the business segments. Included in Other are general corporate activities not attributable to a specific industry segment. The following summarizes additional information about Terra's industry segments:

                                                           Nitrogen
(in thousands)                                             Products     Methanol       Other        Total
------------------------------------------------------------------------------------------------------------
2000
 Revenues                                                 $  855,107   $  136,781   $    9,270   $1,001,158
 Operating earnings                                           28,639       12,395        1,773       42,807
 Total assets                                              1,247,678      175,929       88,945    1,512,552
 Depreciation and amortization                                89,861       12,957       12,083      114,901
 Capital expenditures                                          6,364        3,098        2,757       12,219
 Equity earnings                                                 843          ---          ---          843
 Equity investments                                            1,865          ---          ---        1,865
 Minority interest in earnings                                 5,379          ---          ---        5,379
============================================================================================================

1999
 Revenues                                                 $  686,767   $   85,178   $    2,364   $  774,309
 Operating loss                                              (43,909)     (15,210)      (3,923)     (63,042)
 Total assets                                              1,413,225      175,151       13,069    1,601,445
 Depreciation and amortization                                75,082       12,701       13,805      101,588
 Capital expenditures                                         40,626        1,422        9,851       51,899
 Equity earnings                                                 787          ---          ---          787
 Equity investments                                            1,822          ---          ---        1,822
 Minority interest in earnings                                (1,088)       9,429          ---        8,341
============================================================================================================

1998
 Revenues                                                 $  751,597   $   96,547   $   (2,593)  $  845,551
 Operating earnings (loss)                                    39,329       (7,891)     (21,224)      10,214
 Total assets                                              1,332,765      176,197      528,806    2,037,768
 Depreciation and amortization                                81,933       12,821        6,299      101,053
 Capital expenditures                                         53,908        1,354           65       55,327
 Equity earnings                                               1,236          ---          ---        1,236
 Equity investments                                            1,985          ---          ---        1,985
 Minority interest in earnings                                 9,633       17,877          ---       27,510
============================================================================================================

The following summarizes geographic information about Terra:

                                                       Revenues                                 Long-lived Assets
                                      ---------------------------------------    -----------------------------------------
(in thousands)                              2000         1999           1998           2000          1999           1998
--------------------------------------------------------------------------------------------------------------------------
United States                         $  697,209     $488,707     $  516,103     $  867,762    $  938,365     $1,184,793
Canada                                    35,952       39,734         50,050         49,467        56,897         70,404
United Kingdom                           267,997      245,868        279,398        267,625       312,501        315,058
--------------------------------------------------------------------------------------------------------------------------
                                      $1,001,158     $774,309     $  845,551     $1,184,854    $1,307,763     $1,570,255
==========================================================================================================================

20.  Agreements of Limited Partnerships

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

If at any time less than 25% of the issued and outstanding units are held by non-affiliates of the general partner, TNCLP may call, or assign to the general partner or its affiliates, its right to acquire all such outstanding units held by non-affiliated persons with at least 30 but not more than 60 days notice of its decision to purchase the outstanding units. The purchase price per unit will be the greater of (1) the average of any previous twenty trading days' closing prices as of the date five days before the purchase is announced or (2) the highest price paid by the general partner or any of its affiliates for any unit within the 90 days preceding the date the purchase is announced. Terra owned 74.1% of the Common Units at December 31, 2000. Subsequent to December 31, 2000, the percentage owned by Terra increased to 75.1%.

Beaumont Methanol, Limited Partnership (BMLP)

Terra repurchased the limited interest in BMLP on June 30, 1999 for $225 million with proceeds from sale of the Distribution business. The limited BMLP interest had received a first priority return from BMLP approximating an annual rate of LIBOR plus 3.17% on its $225 million investment.

The publicly held TNCLP Common Units and the BMLP limited interest are reflected in the financial statements as minority interest.

21.  Pending Change of Control

Anglo American plc, through a wholly-owned subsidiary, owns 49.5% of Terra's outstanding shares. Anglo American has made public its intention to dispose of its interest in Terra with the timing based on market and other conditions.

RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying Consolidated Financial Statements of Terra Industries Inc. and its subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances. The integrity and objectivity of data in these financial statements and supplemental data, including estimates and judgments related to matters not concluded by year end, are the responsibility of management.

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


Burton M. Joyce                           Francis G. Meyer
President and                             Senior Vice President and
Chief Executive Officer                   Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Terra Industries Inc:

We have audited the accompanying consolidated statements of financial position of Terra Industries Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of Terra's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Terra Industries Inc. and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP
Omaha, Nebraska

January 25, 2001

QUARTERLY PRODUCTION DATA (unaudited)
-------------------------------------------------------------------------------------------

                                    Quarter     Quarter    Quarter     Quarter      Year
                                     Ended       Ended      Ended       Ended       Ended
                                    March 31    June 30    Sept. 30    Dec. 31     Dec. 31
-------------------------------------------------------------------------------------------
2000 Net Production (tons):
  Anhydrous ammonia                  321,651    397,667     321,942    273,968    1,315,228
  Nitrogen solutions (28% basis)     997,694    937,822     856,018    891,889    3,683,423
  Urea                               170,187     77,203      66,188     97,757      411,335
  Ammonium nitrate                   231,278    263,292     263,551    258,878    1,016,999
  Methanol (million gallons)            62.6       66.3        66.8       48.3        244.0
-------------------------------------------------------------------------------------------
1999 Net Production (tons):
  Anhydrous ammonia                  389,693    391,912     327,153    332,991    1,441,749
  Nitrogen solutions (28% basis)     918,003    803,190     836,685    967,742    3,525,620
  Urea                               135,472    149,434     101,711    143,651      530,268
  Ammonium nitrate                   288,676    237,010     190,073    183,088      898,847
  Methanol (million gallons)            24.3       68.7        68.1       73.7        234.8
===========================================================================================

QUARTERLY FINANCIAL AND STOCK MARKET DATA (unaudited)
(certain items have been reclassified from prior period reporting)
---------------------------------------------------------------------------------------------------

(in thousands, except
per-share data and stock prices)                 March 31,      June 30,      Sept. 30,    Dec. 31,
---------------------------------------------------------------------------------------------------
2000
 Total revenues                                  $222,207      $268,683       $251,640     $258,628
 Operating income (loss)                          (16,874)       14,636         26,378       18,667
 Net income (loss)                                (19,615)         (832)         6,196        4,069
Per Share:
 Basic and diluted earnings (loss) per share     $  (0.26)     $  (0.01)      $   0.08         0.05
Common Share Price:
 High                                            $   3.88      $   2.88       $   2.25     $   2.81
 Low                                                 1.94          1.06           1.06         1.75

1999
 Total revenues                                  $185,667      $226,257       $173,478     $188,907
 Operating loss                                   (22,244)       (4,098)       (17,860)     (18,840)
 Loss from continuing operations                  (23,402)       (9,135)       (16,907)     (20,654)
 Loss before extraordinary item                   (29,202)      (13,858)       (16,907)     (20,654)
 Net loss                                         (29,202)      (21,153)       (16,907)     (22,625)
Per Share:
 Loss from continuing operations                 $  (0.32)     $  (0.12)      $  (0.23)       (0.27)
 Loss before extraordinary item                     (0.39)        (0.19)         (0.23)       (0.27)
 Net loss                                           (0.39)        (0.29)         (0.23)       (0.30)
 Dividends                                           0.05          0.02            ---          ---
Common Share Price:
 High                                            $   7.50      $   5.38       $   4.06     $   2.50
 Low                                                 4.44          3.38           1.63          .94
===================================================================================================

VOLUMES & PRICES (unaudited)
-----------------------------------------------------------------------------------------
                                            2000                       1999
-----------------------------------------------------------------------------------------
                                     Sales       Realized       Sales       Realized
(quantities in thousands)           Volumes     Price/unit     Volumes     Price/unit
-----------------------------------------------------------------------------------------
Anhydrous ammonia (tons)             1,418       $   162        1,417       $   122
Nitrogen solutions (tons)            3,990            79        3,682            62
Urea (tons)                            474           136          563            99
Ammonium nitrate (tons)              1,000           118          833           113
Methanol (gallons)                 256,812          0.53      245,821          0.35
=========================================================================================

STOCKHOLDERS
--------------------------------------------------------------------------------

Terra's Common Shares are traded principally on the New York Stock Exchange. At December 31, 2000, 76 million Common Shares were outstanding and held by 3,820 stockholders.

FINANCIAL SUMMARY
----------------------------------------------------------------------------------------------------

(in thousands, except
per-share and employee data)                2000         1999         1998         1997         1996
----------------------------------------------------------------------------------------------------
Financial Position
 Working capital                      $  199,008   $  152,959   $  262,283   $  302,724   $  187,157
 Total assets                          1,512,552    1,601,445    2,037,768    2,177,157    1,740,547
 Long-term debt                          473,354      480,461      497,030      506,568      407,312
 Stockholders' equity                    610,797      657,002      747,852      790,329      606,092
Results of Operations
 Revenues                             $1,001,158   $  774,309   $  845,551   $  797,647   $  781,451
 Costs and expenses                     (958,351)    (837,351)    (835,337)    (600,872)    (527,636)
 Infrequent item                          (5,968)         ---          ---      163,427          ---
 Interest income                           3,869        8,361          326          208        1,231
 Interest expense                        (51,511)     (53,076)     (51,122)     (48,400)     (43,623)
 Minority interest                        (5,379)      (8,341)     (27,510)     (27,633)     (44,485)
 Income tax benefit (provision)            6,000       46,000       24,761     (104,862)     (53,916)
----------------------------------------------------------------------------------------------------
 Income (loss) from
  continuing operations                  (10,182)     (70,098)     (43,331)     179,515      113,022
 Income (loss) from
   discontinued operations                   ---      (10,524)      17,082       30,367       20,929
 Extraordinary item                          ---       (9,265)         ---       (2,995)         ---
----------------------------------------------------------------------------------------------------
 Net income (loss)                    $  (10,182)  $  (89,887)  $  (26,249)  $  206,887   $  133,951
====================================================================================================

Basic Earnings (Loss) Per Share:
 Continuing operations                $    (0.14)  $    (0.94)  $    (0.58)  $     2.43   $     1.47
 Discontinued operations                     ---        (0.14)        0.23         0.41         0.27
 Extraordinary item                          ---        (0.12)         ---        (0.04)         ---
----------------------------------------------------------------------------------------------------
Net Income (Loss)                     $    (0.14)  $    (1.20)  $    (0.35)  $     2.80   $     1.74
====================================================================================================

Diluted Earnings (Loss) Per Share:
 Continuing operations                $    (0.14)  $    (0.94)  $    (0.58)  $     2.39   $     1.45
 Discontinued operations                     ---        (0.14)        0.23         0.41         0.27
 Extraordinary item                          ---        (0.12)         ---        (0.04)         ---
----------------------------------------------------------------------------------------------------
Net Income (Loss)                     $    (0.14)  $    (1.20)  $    (0.35)  $     2.76   $     1.72
====================================================================================================
Dividends Per Share                   $      ---   $     0.07   $     0.20   $     0.18   $     0.15
====================================================================================================

Capital Expenditures                  $   12,219   $   51,899   $   55,327   $   48,417   $  158,339
====================================================================================================

Full-time employees
 at end of period                          1,279        1,351        4,185        4,435        3,575
====================================================================================================