Form 10-K405, Exhibit 13
period 2001-12-31
TERRA INDUSTRIES INC
filed 2002-03-13
CIK 722079

                                                                      Exhibit 13

                              TERRA INDUSTRIES INC.
                               2001 ANNUAL REPORT
                                FINANCIAL SECTION




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

                     Volumes and Prices

                     Stockholders

                     Financial Summary

                     Directors and Management

                     Investor Information

FINANCIAL REVIEW

OVERVIEW OF CONSOLIDATED RESULTS

We reported net losses of $80 million in 2001, $10 million in 2000 and $90 million in 1999 with losses per share of $1.06, $0.14 and $1.20, respectively. Revenues from continuing operations totaled $1,037 million in 2001, $1,063 million in 2000 and $833 million in 1999.

Net income for 2001 was reduced $2.1 million ($0.03 per share) for the write-off of deferred financing fees in connection with early retirement of debt.

During 1999, we sold our Distribution business segment which generated a 1999 loss of $10.5 million ($0.14 per share). In addition, 1999 net income was reduced $9.3 million ($0.12 per share) due to the write-off of deferred financing fees in connection with the early retirement of debt.

The net loss from continuing operations was $78 million in 2001, $10 million in 2000 and $70 million in 1999. Fluctuations in the net loss from continuing operations from 1999 through 2001 are largely due to changes in the selling prices of nitrogen products and methanol that we manufactured and changes in the cost of natural gas, our primary raw material.

FINANCIAL COMPARABILITY

On June 30, 1999, we sold our Distribution business segment effective as of March 31, 1999, for net proceeds of $335.1 million as discussed further at Note 2 to the Consolidated Financial Statements. Sale proceeds were used primarily to repay seasonal debt and redeem outstanding minority preferred limited interest in a partnership that operates our methanol plant located in Beaumont, Texas.

FACTORS THAT AFFECT OPERATING RESULTS

Factors that may affect our future operating results include: the relative balance of supply and demand for nitrogen fertilizers, industrial nitrogen and methanol, the availability and cost of natural gas, the number of planted acres
- which is affected by both worldwide demand and governmental policies, the types of crops planted, the effects general weather patterns have on the timing and duration of fieldwork for crop planting and harvesting, the effect of environmental legislation on supply and demand for our products, the availability of financing sources to fund seasonal working capital needs, and the potential for interruption to operations due to accident or natural disasters.

The principal raw material used to produce nitrogen products and methanol is natural gas. Natural gas costs in 2001 accounted for about 53% of total costs and expenses for our North American nitrogen products business, 25% of total costs and expenses for our U.K. nitrogen products business and 57% of total costs and expenses for our methanol business. A significant increase in the price of natural gas that is not hedged or recovered through an increase in the price of our related nitrogen and methanol products would have an adverse effect on our business, financial condition and results. During parts of 2000 and 2001, price volatility in North American natural gas markets prompted industry-wide curtailments of nitrogen and methanol production. We produced only 93% and 81% of our total nitrogen capacity and only 76% and 74% of our methanol capacity in 2000 and 2001, respectively, because of plant shutdowns and production curtailments related to high natural gas costs and to balance inventory levels with demand. A portion of global nitrogen products and methanol production is at facilities with access to fixed-price natural gas supplies that have been, and could continue to be, priced substantially lower than our natural gas.

We enter into forward pricing arrangements for some of our natural gas requirements so long as such arrangements would not result in costs greater than expected selling prices for our finished products. Under those conditions, our normal natural gas forward pricing policy is to effectively fix or cap the price of between 25% and 80% of our natural gas requirements for a one-year period and up to 50% of our natural gas requirements for the subsequent two-year period through supply contracts, financial derivatives and other instruments. In response to extremely volatile natural gas costs during 2001 and uncertainties regarding the ability of finished goods prices to recover the increases to natural gas costs, we amended our normal policy and eliminated the minimum hedge requirement through the end of 2002. As a result, December 31, 2001, forward positions covered only 21% of our expected 2002 natural gas requirements.

Prices for nitrogen products are influenced by the world supply and demand balance for ammonia and other nitrogen-based products. Long-term demand is affected by population growth and rising living standards that determine food consumption. Short-term demand is affected by world economic conditions and international trade decisions. In addition, 2001 demand was reduced, in part, due to relatively high nitrogen prices in contrast to low grain prices. Supply is affected by increasing worldwide capacity and the availability of nitrogen product exports from major producing regions such as the former Soviet Union, the Middle East and South America.

Methanol is used as a raw material in the production of formaldehyde, methyl tertiary butyl ether (MTBE), acetic acid and numerous other chemical derivatives. Methanol's price is influenced by the supply and demand for each of these products. Environmental initiatives to ban or reduce the use of MTBE as a fuel additive, such as those currently underway in California, could significantly affect demand for methanol.

Weather can have a significant effect on demand for our products. Weather conditions that delay or intermittently disrupt field work during the planting and growing seasons may cause agricultural customers to use forms of nitrogen fertilizer that are more or less favorable to our products. Weather conditions following harvest may delay or eliminate opportunities to apply fertilizer in the fall. Weather can also have an adverse effect on crop yields, which lowers the income of growers and could impair their ability to pay for crop inputs purchased from our dealer customers. Conversely, low crop yields often increase planted acres in the subsequent season, which in turn, increase the demand for nitrogen fertilizer.

Our nitrogen business segment is seasonal, with more nitrogen products used during the second quarter in conjunction with spring planting activity than in any other quarter. Due to the seasonality of the business and the relatively brief periods during which customers can use products, we and/or our customers generally build inventories during the second half of the year in order to ensure product availability during the peak sales season. For our current level of sales, we require lines of credit to fund inventory increases and to support customer credit terms. We believe that our credit facilities are adequate for expected production levels in 2002.

Our manufacturing operations may be subject to significant interruption if one or more of our facilities were to experience a major accident or damage from severe weather or other natural disaster. We currently maintain insurance, including business interruption insurance, which we believe is sufficient to allow us to withstand major damage to any of our facilities.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and rates. We use derivative financial instruments to manage risk in the areas of (a) foreign currency fluctuations, (b) changes in natural gas prices and (c) changes in interest rates. See Note 13 to the Consolidated Financial Statements for additional information on the use of derivative financial instruments.

Our general policy is to avoid unnecessary risk and to limit, to the extent practical, risks associated with operating activities. Our management may not engage in activities that expose Terra to speculative or non-operating risks and is expected to limit risks to acceptable levels. The use of derivative financial instruments is consistent with our overall business objectives. Derivatives are used to manage operating risk within the limits established by our Board of Directors, and in response to identified exposures, provided they qualify as hedge activities. As such, derivative financial instruments are used to manage exposure to interest rate fluctuations, to hedge specific assets and liabilities denominated in foreign currency, to hedge firm commitments and forecasted natural gas purchase transactions, and to protect against foreign exchange rate movements between different currencies that impact revenue and earnings expressed in U.S. dollars.

Foreign Currency Fluctuations

Our policy is to manage risk associated with foreign currency fluctuations by entering into exchange forward and option contracts covering specific currency obligations or net foreign currency operating requirements. Such hedging is limited to the amounts and duration of the specific obligations being hedged and, in the case of operating requirements, no more than 75% of the forecasted requirements. The primary currencies to which we are exposed are the Canadian dollar and the British pound. At December 31, 2001, we had no forward positions in any foreign currency.

Natural Gas Prices - North American Operations

Natural gas is the principal raw material used to manufacture nitrogen and methanol. Natural gas prices are volatile and we manage this volatility through the use of derivative commodity instruments. Since 1999, our normal policy was to hedge 25-80% of our natural gas requirements for the upcoming 12 months and up to 50% of requirements for the following 24-month period provided that such arrangements would not result in costs greater than expected selling prices for our finished products. In response to extremely volatile natural gas costs during 2001, we amended our policy and eliminated the 25% minimum hedge requirement through the end of 2002. Early in 2002, we revised our hedging policy to permit hedging of 20 - 80% of our natural gas requirements for the upcoming 12 months and up to 50% of the requirements for the following 24 month period. Annual North American natural gas requirements are approximately 134 million MMBtu. We have hedged approximately 20% of our expected 2002 North American requirements and none of our requirements beyond December 31, 2002. The fair value of these instruments is estimated based on published reference prices, quoted market prices from brokers and realized gains or losses. These instruments fixed natural gas prices $2.5 million higher than published prices for December 31, 2001 forward markets. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse price change. As of December 31, 2001 our market risk exposure related to future hedged natural gas requirements was $3.9 million based on a sensitivity analysis. Changes in the market value of these derivative instruments have a high correlation to changes in the spot price of natural gas. This hypothetical adverse impact on natural gas derivative instruments would be more than offset by lower costs for natural gas purchases.

Natural Gas Prices - United Kingdom Operations

To meet natural gas production requirements at our United Kingdom production facilities, we generally enter into one- or two-year gas supply contracts with fixed prices for 25-80% of total volume requirements. Annual procurement requirements for U.K. natural gas are approximately 26 million MMBtu. As of December 31, 2001, we had fixed-price contracts for 25% of our expected 2002 U.K. natural gas requirements and none of our 2003 natural gas requirements. Our U.K. fixed-price contracts for 2002 natural gas were at prices $4.4 million lower than published prices for December 31, 2001, forward markets. We do not use derivative commodity instruments for our United Kingdom natural gas needs.

Interest Rate Fluctuations

Our policy is to limit the extent of uncapped, variable rate debt to no more than 50% of our total outstanding debt. We manage interest rate risk to reduce the potential volatility of earnings that may arise from changes in interest rates. The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including debt obligations and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate contractual payments to be exchanged under the contract.

Interest Rate Sensitivity
(in millions)                                                               Expected Maturity Date
                                                 -----------------------------------------------------------------------------
                                                  2002     2003     2004     2005     2006    Thereafter   Total    Fair Value
                                                 ------   ------   ------   ------   ------   ----------   ------   ----------

Long-Term Debt
Senior Notes fixed rate ($U.S)                   $   --   $   --   $   --   $200.0   $   --     $   --     $200.0     $214.2
    Average interest rate                         10.50%   10.50%   10.50%   10.50%      --         --         --         --

Senior Secured Notes,
  fixed rate (($U.S.)                                --       --       --       --       --      200.0      200.0      195.3
    Average interest rate                         12.88%   12.88%   12.88%   12.88%   12.88%     12.88%        --         --
Revolving credit facility ($U.S.)                    --       --       --     36.3       --         --       36.3       36.3
    Variable interest rate, LIBOR based            4.66%    4.66%    4.66%    4.66%      --         --         --         --

Other debt, various rates ($U.S)                    0.1      0.1      0.1     --         --         --        0.3        0.3
    Average interest rate                         12.01%   12.03%   12.29%   --          --         --         --         --

                                                 -----------------------------------------------------------------------------
Total Long-Term Debt                             $  0.1   $  0.1   $  0.1   $236.3   $   --     $200.0     $436.6     $446.1
                                                 =============================================================================

Short-Term Borrowings
Revolving credit facility,
  notional amount ($U.S.)                        $175.0   $175.0   $175.0   $175.0       --         --         --         --
    Variable interest rate: LIBOR based            4.66%    4.66%    4.66%    4.66%      --         --         --         --

Interest Rate Swap
    Variable to fixed, notional amount (U.S.)    $100.0       --       --       --       --         --         --      $(3.8)
    Average Pay rate                               6.05%      --       --       --       --         --         --         --
    Average receive rate                          LIBOR       --       --       --       --         --         --         --
                                                 =============================================================================

RESULTS OF CONTINUING OPERATIONS - 2001 COMPARED WITH 2000

Consolidated Results

We reported a 2001 net loss from continuing operations of $79.8 million on revenues of $1,037 million compared with a loss of $10.2 million on revenues of $1,063 million in 2000. Basic and diluted loss per share for 2001 was $1.03 compared with $0.14 for 2000. The increase in the 2001 loss was largely due to higher natural gas costs, lower sales volumes, and product recall costs, partially offset by higher product prices.

We classify our operations into two business segments: Nitrogen Products and Methanol. The Nitrogen Products segment represents the sales of nitrogen products including that produced at our ammonia manufacturing and upgrading facilities. The Methanol segment represents wholesale sales of methanol including that produced at our two methanol manufacturing facilities.

Total revenues and operating income (loss) by segment for the years ended December 31, 2001 and 2000 follow:

(in thousands)                                       2001                2000
--------------------------------------------------------------------------------
REVENUES:
Nitrogen Products                                 $  863,512          $  916,959
Methanol                                             169,098             136,781
Other revenues                                         4,700               9,270
--------------------------------------------------------------------------------
                                                  $1,037,310          $1,063,010
================================================================================
OPERATING INCOME (LOSS):
Nitrogen Products                                 $  (48,476)         $   28,639
Methanol                                             (11,739)             12,395
Other expense - net                                   (1,603)              1,773
--------------------------------------------------------------------------------
                                                  $  (61,818)         $   42,807
================================================================================

Nitrogen Products

Volumes and prices for 2001 and 2000 follow:

Volumes and Prices
--------------------------------------------------------------------------------
                                             2001                 2000
--------------------------------------------------------------------------------
                                      Sales      Average    Sales       Average
(quantities in thousands of tons)    Volumes   Unit Price  Volumes    Unit Price
--------------------------------------------------------------------------------
Ammonia                               1,195      $187       1,418       $162
Nitrogen solutions                    3,296        97       3,990         79
Urea                                    451       142         474        136
Ammonium nitrate                        682       127       1,000        118
--------------------------------------------------------------------------------

Nitrogen products revenues declined by $53.5 million to $863.5 million for 2001 compared with 2000 primarily as a result of lower sales volumes for all products. Sales volumes declined largely because of lower production rates, fewer acres planted to corn, wheat and other crops and reduced application rates because of low grain prices and high fertilizer costs. Sales volumes of ammonium nitrate, which is the primary form of fertilizer we sell in the United Kingdom, were also reduced as the result of foot and mouth disease and extremely wet conditions that limited planted acres. A substantial portion of the revenue shortfall from lower sales volumes was offset by higher 2001 prices as compared to the previous year. Price increases were realized primarily during the first half of 2001 as the result of lower nitrogen supplies caused by industry-wide production curtailments beginning during the second half of 2000 in response to unprecedented increases to natural gas costs.

As compared to 2000, higher 2001 selling prices offset the effects of higher natural gas costs. Natural gas costs, net of forward pricing gains or losses, increased to $3.93/MMBtu in 2001 from $3.02/MMBtu the previous year. Forward pricing contracts reduced 2001 natural gas costs by $5.5 million.

The nitrogen products segment reported an operating loss of $48.5 million and operating income of $28.6 million for 2001 and 2000, respectively. Approximately $50 million of the operating results decline was due to lower sales volumes. Sales volumes reflected reduced production rates from our manufacturing plants in response to higher gas costs, lower customer demand and increased competition from nitrogen fertilizer imports. Nitrogen products costs in 2001 also included a $14 million charge to reflect the estimated value of claims associated with recalls of beverages containing carbon dioxide tainted with benzene and $6 million for equipment write-off and employee termination costs related to our decision to stop sodium nitrite production. Our sales of sodium nitrite were $4.4 million and $5.4 million in 2001 and 2000, respectively.

Methanol

Methanol revenues were $169.1 million compared with $136.8 million for the years ended December 31, 2001 and 2000, respectively. Average methanol sales prices increased to $0.56 per gallon in 2001 from $0.53 per gallon in 2000 primarily as the result of higher natural gas costs and a decrease in domestic supplies during the first half of 2001. Methanol sales volumes increased by 21% to 310 million gallons for 2001 compared with 2000, as the result of Terra's expanding our customer base to levels that match our total production capacities.

The methanol segment reported an operating loss of $11.7 million for 2001 compared to operating income of $12.4 million for 2001. The decline in operating results was primarily due to higher natural gas costs that, including forward pricing gains or losses, increased total 2001 costs by about $25.0 million. Average natural gas costs in our methanol business increased to $4.04/MMBtu in 2001 from $3.06/MMBtu during 2000. Forward pricing contracts increased 2001 natural gas costs by $3.6 million.

Other Income - Net

We had $1.6 million of losses from other operating activities in 2001 compared to $1.8 million of other operating income in 2000. The 2001 loss represents increased charges for deferred financing costs and increased legal fees related to general corporate activities not allocable to any particular business segment.

Insurance Settlement Costs

During 2000, we incurred $6.0 million of legal and other professional fees in connection with a lawsuit to recover costs from the 1994 explosion at our Port Neal facility. These expenses were related to the insurance recovery gain reported in our 1997 financial statements and, consequently, were excluded from the determination of 2000 operating income.

Interest Expense - Net

Net interest expense was $50.2 million in 2001 compared with $47.6 million in 2000. Interest expense increased $1.9 million due to higher interest rates associated with $200 million of long-term debt issued in October 2001 and an additional $1.4 million due to a 30-day waiting period from issuance of the new debt before existing debt balances could be repaid.

Minority Interest

Minority interest represents interest in the earnings of the publicly held common units of Terra Nitrogen Company, L.P. (TNCLP). Minority interest benefits totaled $2.2 million in 2001 compared with $5.4 million of minority interest charges in 2000. The 2001 benefit is directly related to TNCLP losses as the result of higher natural gas costs and lower sales volumes of nitrogen products than in 2000.

Income Taxes

Income tax benefits were recorded at an effective rate of 29% for 2001 compared with 37% for 2000. The decline in the benefit rate for 2001 is due to expense provisions and reserves taken for financial reporting purposes that will not be deductible for tax purposes.

RESULTS OF CONTINUING OPERATIONS - 2000 COMPARED WITH 1999

Consolidated Results

We reported a 2000 net loss from continuing operations of $10.2 million on revenues of $1,063 million compared with a loss of $70.1 million on revenues of $833 million in 1999. Basic and diluted loss per share for 2000 was $0.14 compared with $0.94 for 1999. Lower industry supplies for both nitrogen and methanol products resulted in higher product prices and was the principal factor causing the reduced net loss for 2000.

Total revenues and operating income (loss) by segment for the years ended December 31, 2000 and 1999 follow:

(in thousands)                                       2000                1999
--------------------------------------------------------------------------------
REVENUES:
Nitrogen Products                                $   916,959          $ 745,901
Methanol                                             136,781             85,178
Other revenues                                         9,270              2,364
--------------------------------------------------------------------------------
                                                 $ 1,063,010          $ 833,443
================================================================================
OPERATING INCOME (LOSS):
Nitrogen Products                                $    28,639          $ (43,909)
Methanol                                              12,395            (15,210)
Other expense - net                                    1,773             (3,923)
--------------------------------------------------------------------------------
                                                 $    42,807          $ (63,042)
================================================================================

Nitrogen Products

Volumes and prices for 2000 and 1999 follow:

Volumes and Prices
-------------------------------------------------------------------------------
                                            2000                  1999
-------------------------------------------------------------------------------
                                     Sales      Average     Sales     Average
(quantities in thousands of tons)   Volumes   Unit Price   Volumes   Unit Price
-------------------------------------------------------------------------------
Ammonia                              1,418       $162       1,417       $122
Nitrogen solutions                   3,990         79       3,682         62
Urea                                   474        136         563         99
Ammonium nitrate                     1,000        118          83        113
-------------------------------------------------------------------------------

Nitrogen products revenues increased by $171.1 million to $917.0 million for 2000 in comparison with 1999 primarily as a result of higher prices for all products. Ammonia, nitrogen solutions, urea and ammonium nitrate prices increased by 33%, 27%, 37% and 4%, respectively, resulting in a $144.3 million increase to revenues. Higher prices for ammonia, nitrogen solution and urea were due to lower North American nitrogen supplies as a result of reduced industry-wide production levels since mid-1999. The closure of nitrogen production facilities that directly competed with our plants was the primary reason for the increase to 2000 sales volumes of nitrogen solutions and ammonium nitrate.

The nitrogen products segment reported operating income of $28.6 million and an operating loss of $43.9 million for 2000 and 1999, respectively. The $72.5 million improvement was primarily related to $148.6 million realized in 2000 as the result of higher prices, partly offset by a $82.9 million increase to natural gas costs. Natural gas costs, net of forward pricing gains or losses, increased to $3.02/MMBtu in 2000 from $2.32/MMBtu the previous year. Forward pricing contracts reduced 2000 natural gas costs by $76.9 million. Higher sales volumes, reduced freight costs and lower maintenance spending contributed approximately $7.0 million to 2000 operating income.

Methanol

Methanol revenues were $136.8 million compared with $85.2 million for the years ended December 31, 2000 and 1999, respectively. Average methanol sales prices increased to $0.53 per gallon in 2000 from $0.35 per gallon in 1999 primarily as the result of reduced production rates and permanent closure of some North American production facilities in response to high natural gas costs and increased offshore competition. Methanol sales volumes increased by 5% to 257 million gallons for 2000 compared with 1999 primarily as the result of a two-month shutdown at the Beaumont plant during the 1999 first quarter.

The methanol segment reported operating income of $12.4 million for 2000 compared to an operating loss of $15.2 million for 1999. The improved operating results were primarily due to higher methanol prices, which contributed $47.6 million to 2000 revenues. Natural gas costs, including forward pricing gains or losses, increased to $3.06/MMBtu in 2000 from $2.32/MMBtu during 1999 and increased total 2000 costs by $20.1 million. Forward pricing contracts reduced 2000 natural gas costs by $17.2 million.

Other Expense - Net

We had $1.8 million of other operating income in 2000 compared to $3.9 million of other operating expenses in 1999. The 1999 expenses included allocations of $3.5 million in administrative expenses to discontinued Distribution operations sold during the 1999 first half.

Insurance Settlement Costs

During 2000, we incurred $6.0 million of legal and other professional fees in connection with a lawsuit to recover costs from the 1994 explosion at our Port Neal facility. These expenses were related to the insurance recovery gain reported in our 1997 financial statements and, consequently, were excluded from the determination of 2000 operating income.

Interest Expense - Net

Net interest expense was $47.6 million in 2000 compared with $44.7 million in 1999. The increase to net interest expense is primarily related to 1999 interest income of $6.3 million realized in connection with the sale of the Distribution business segment.

Minority Interest

Minority interest represents interest in the earnings of the publicly held common units of Terra Nitrogen Company, L.P. (TNCLP) and, in 1999, a third-party's limited partnership interest in Beaumont Methanol, Limited Partnership (BMLP). Minority interest charges totaled $5.4 million in 2000 and $8.3 million in 1999.

Minority interest charges (credits) relating to TNCLP totaled $5.4 million in 2000 and $(1.1) million in 1999. The increased 2000 charge is directly related to higher TNCLP earnings as the result of increasing nitrogen prices. Minority interest charges for the limited partnership interest in BMLP was $9.4 million in 1999. The Corporation redeemed the third-party's BMLP interests on June 30, 1999, and thereby eliminated subsequent charges to earnings related to the BMLP partnership interest.

Income Taxes

Income tax expense was recorded at an effective rate of 37.1% for 2000 compared with 39.6% for 1999; these amounts reflect statutory rates in effect during both periods.

LIQUIDITY AND CAPITAL RESOURCES

Our primary uses of funds will be to fund our working capital requirements, make payments on our debt and other obligations and make capital expenditures. The principal sources of funds will be cash flow from operations and borrowings under available bank facilities.

Net cash used in 2001 operations was $25.4 million, composed of $8.7 million of cash provided from operating activities less $34.1 million used to fund increases to working capital balances. The increase to working capital balances reflected low balances at December 31, 2000, as the result of plant shutdowns and curtailments in the 2000 fourth quarter in response to high natural gas costs. Cash provided from operating activities was $158.3 million less than that of 2000 as the result of lower 2001 operating income and the increase in working capital.

During 2001, we issued $200 million of senior secured notes. These notes will mature on October 15, 2008, and bear interest at a rate of 12 7/8%, payable semi-annually. These notes are unconditionally guaranteed by Terra Industries Inc. and its wholly owned U.S. subsidiaries. These notes and guarantees are secured by a first priority security interest in our ownership and leasehold interest in substantially all of the real property, machinery and equipment owned or leased by Terra Capital and the guarantors and certain other assets. The Indenture governing these notes contains a series of covenants that will limit, among other things, our ability to: incur additional debt; pay dividends on common stock of Terra Industries Inc. or repurchase shares of such common stock; make investments (other than in Terra Capital or any guarantor); use assets as security in other transactions; sell any of our principal production facilities or sell other assets outside the ordinary course of business; enter into transactions with affiliates; limit dividends or other payments by our restricted subsidiaries to us; enter into sale and leaseback transactions; engage in other businesses; sell all or substantially all of our assets or merge with or into other companies; or reduce our insurance coverage. In addition, we are obligated to offer to repurchase these notes upon a Change of Control (as defined in the Indenture) at a cash price equal to 101% of the aggregate principal amount outstanding at that time, plus accrued interest to the date of purchase. The Indenture governing these notes contains events of default and remedies customary for a financing of this type. Offering proceeds, existing cash balances and revolving credit lines were used to retire $159 million of senior notes and $99 million of bank term notes due in 2003.

We have a $175 million revolving credit facility that expires in June 2005. Borrowing availability under the credit facility is generally based on 85% of eligible accounts receivable and 65% of eligible inventory, less outstanding letters of credit. At December 31, 2001, we had outstanding revolving credit borrowings of $36.3 million which, combined with $17.1 million in outstanding letters of credit, resulted in remaining borrowing availability of approximately $60 million under the facility. We are required under the credit facility to maintain $30 million minimum borrowing availability at all times. We expect the facility to be adequate to meet our operating cash needs. The credit facility also requires that we adhere to certain limitations on additional debt, capital expenditures, acquisitions, liens, asset sales, investments, prepayments of subordinated indebtedness, changes in lines of business and transactions with affiliates. In addition, we are required to maintain minimum levels of earnings before interest, income taxes, depreciation, amortization and other non-cash items (as defined in the credit facility) for the preceding 12 months (LTM) computed on a quarterly basis. The minimum LTM requirement under the facility is $40 million at March 31, 2002, $60 million at June 30, 2002, $75 million at September 30, 2002 and $90 million at December 31, 2002 and each quarter thereafter. During 2001, Terra Industries Inc. realized $66 million of earnings before interest, income taxes, depreciation, amortization and other non-cash items (as defined in the financing agreement); consequently, 2002 amounts will need to be $24 million higher than in 2001 to meet the credit facility covenants. Failure to meet these covenants would require us to incur additional costs to amend the bank facilities or could result in termination of the facilities.

Contractual obligations and commitments to make future payments were as follows at December 31, 2001:

                                               Payments Due In
                              --------------------------------------------------
                              Less than     Two to       Four to
(in millions)                  One Year   Three Years   Five Years    Thereafter
--------------------------------------------------------------------------------
Long-term debt                 $   0.1     $   0.2       $  236.3     $  200.0
Operating leases                  14.9        21.4           13.9         12.4
Purchase obligations              16.0          --             --           --
--------------------------------------------------------------------------------
Total                          $  31.0     $  21.6       $  250.2     $  212.4
================================================================================

During 2001 and 2000, we funded plant and equipment purchases of $15.2 million and $12.2 million, respectively, primarily for replacement or stay-in-business capital needs. During 1999, we funded capital expenditures of $51.9 million, which included $31.7 million to complete construction of an ammonia production loop that was placed in operation during the 2000 first quarter at our Beaumont, Texas, methanol plant. We expect 2002 plant and equipment purchases to approximate $30 million consisting primarily of the expenditures for routine replacement of equipment at manufacturing facilities.

On December 17, 1997, we announced that we were resuming purchases of common units of TNCLP on the open market and through privately negotiated transactions. We acquired 183,500, 316,500 and 609,200 common units during 2001, 2000 and 1999, respectively. Additional purchases of TNCLP common units are restricted under the terms of our revolving credit agreement as described therein.

During 2001 and 2000, we distributed $2.0 million and $1.1 million, respectively, to the minority TNCLP common unitholders. TNCLP distributions are based on "Available Cash" (as defined in the Partnership Agreement). In 1999, we distributed a preferred return of $9.4 million to BMLP's minority partner, and paid a dividend of $0.07 per Common Share which totaled $5.3 million. We redeemed the BMLP minority interest on June 30, 1999, and thereby eliminated future cash requirements to fund payments to the BMLP minority partner. On August 3, 1999, the Board of Directors suspended our payment of a regular quarterly dividend on common stock.

On June 30, 1999 we sold our Distribution business segment to Cenex/Land O'Lakes Agronomy Company for $485 million. Sales proceeds contributed $335.1 million to 1999 cash flows. Net sales proceeds were used to redeem the outstanding minority interest in BMLP for $225 million, fund termination of the accounts receivable securitization program and repay outstanding borrowings under our revolving credit facility.

Cash balances at December 31, 2001 were $7.1 million, all of which is unrestricted.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations entered into subsequent to June 30, 2001 to be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment annually. These standards are effective for us beginning January 1, 2002. The historical impact of amortizing goodwill (and other intangible assets with indefinite lives) increased our net loss for the years ended December 31, 2001, 2000 and 1999 by $18.8 million, $19.3 million and $19.3 million, respectively. On January 1, 2002, we adopted this statement, which resulted in a $206.2 million write-off of assets previously classified as "excess of cost over net assets of acquired businesses". The asset write-off will be classified as a change in accounting principle in our 2002 financial statements.

In July 2001, the FASB voted to issue SFAS No. 143, "Accounting for Asset Retirement Obligations". This standard requires us to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and effective for our fiscal year 2003. We have not yet quantified the impact, if any, arising from adoption of this standard.

In August 2001, the FASB voted to issue SFAS No. 144, "Accounting for the Impairment of Long-lived Assets". This standard requires that we recognize an impairment loss if the carrying amount of a long-lived asset or asset group is not recoverable and exceeds its fair value. It is effective our fiscal year 2002. We do not expect the impact, if any, arising from adoption of this standard to be material to our financial position.

PENDING CHANGE OF CONTROL

Anglo American plc, through a wholly-owned subsidiary, owns 49.1% of our outstanding shares. Anglo American has announced its intention to dispose of its interest in Terra with the timing based on market and other considerations.

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

                                                                    CONFIDENTIAL
                                                                              14

                  Consolidated Statements of Financial Position
===================================================================================
                                                                 At December 31,
-----------------------------------------------------------------------------------
(in thousands)                                                 2001         2000
-----------------------------------------------------------------------------------
Assets
   Cash and short-term investments                         $    7,125    $  101,425
   Accounts receivable, less allowance for doubtful
    accounts of $936 and $889                                 101,363       107,299
   Inventories                                                110,027       101,526
   Other current assets                                        35,142        17,448
-----------------------------------------------------------------------------------
   Total current assets                                       253,657       327,698
-----------------------------------------------------------------------------------
   Property, plant and equipment, net                         824,982       902,801
   Excess of cost over net assets of acquired businesses      206,209       231,372
   Other assets                                                51,195        50,681
-----------------------------------------------------------------------------------
   Total assets                                            $1,336,043    $1,512,552
===================================================================================
Liabilities
   Debt due within one year                                $       68    $    5,546
   Accounts payable                                            75,077        62,820
   Accrued and other liabilities                               42,134        60,324
-----------------------------------------------------------------------------------
   Total current liabilities                                  117,279       128,690
-----------------------------------------------------------------------------------
   Long-term debt                                             436,534       467,808
   Deferred income taxes                                      112,645       156,475
   Other liabilities                                           69,639        43,508
   Minority interest                                           99,167       105,274
   Commitments and contingencies (Note 12)
-----------------------------------------------------------------------------------
   Total liabilities and minority interest                    835,264       901,755
-----------------------------------------------------------------------------------
Stockholders' Equity
   Capital stock
     Common Shares, authorized 133,500 shares;
     76,451 and 75,885 shares outstanding                     128,363       128,283
    Paid-in capital                                           554,850       554,750
    Accumulated other comprehensive loss                      (78,470)      (48,115)
   Retained deficit                                          (103,964)      (24,121)
-----------------------------------------------------------------------------------
   Total stockholders' equity                                 500,779       610,797
-----------------------------------------------------------------------------------
   Total liabilities and stockholders' equity              $1,336,043    $1,512,552
===================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                                                                    CONFIDENTIAL
                                                                              15

                                  Consolidated Statements of Operations
================================================================================================================
                                                                              Year ended December 31,
----------------------------------------------------------------------------------------------------------------
(in thousands, except per-share amounts)                                     2001           2000         1999
----------------------------------------------------------------------------------------------------------------
Revenues
   Net sales                                                             $ 1,032,610    $ 1,053,452    $ 824,992
   Other income, net                                                           4,700          9,558        8,451
----------------------------------------------------------------------------------------------------------------
                                                                           1,037,310      1,063,010      833,443
----------------------------------------------------------------------------------------------------------------
Cost and Expenses
   Cost of sales                                                           1,047,219        975,966      847,190
   Selling, general and administrative expense                                37,886         44,237       49,295
   Product claim costs                                                        14,023             --           --
----------------------------------------------------------------------------------------------------------------
                                                                           1,099,128      1,020,203      896,485
----------------------------------------------------------------------------------------------------------------
   Income (loss) from operations                                             (61,818)        42,807      (63,042)
   Insurance settlement costs                                                     --         (5,968)          --
   Interest income                                                             3,364          3,869        8,361
   Interest expense                                                          (53,594)       (51,511)     (53,076)
   Minority interest                                                           2,247         (5,379)      (8,341)
----------------------------------------------------------------------------------------------------------------
   Loss from continuing operations before income taxes                      (109,801)       (16,182)    (116,098)
   Income tax benefit                                                        (32,088)        (6,000)     (46,000)
----------------------------------------------------------------------------------------------------------------
   Loss from continuing operations                                           (77,713)       (10,182)     (70,098)
   Loss from discontinued operations:
       Loss from operations, net of income taxes                                  --             --       (5,800)
       Loss on disposition, net of income taxes                                   --             --       (4,724)
   Extraordinary loss on early retirement of debt, net of income taxes        (2,130)            --       (9,265)
----------------------------------------------------------------------------------------------------------------
Net Loss                                                                 $   (79,843)   $   (10,182)   $ (89,887)
================================================================================================================

Basic and Diluted Loss Per Share:
   Continuing operations                                                 $     (1.03)   $     (0.14)   $   (0.94)
   Discontinued operation                                                         --             --        (0.14)
Extraordinary loss on early retirement of debt                                 (0.03)            --        (0.12)
----------------------------------------------------------------------------------------------------------------
Net Loss Per Share                                                       $     (1.06)   $     (0.14)   $   (1.20)
================================================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                                                                    CONFIDENTIAL
                                                                              16

                         Consolidated Statements of Cash Flows
============================================================================================
                                                                 Year ended December 31,
--------------------------------------------------------------------------------------------
(in thousands)                                              2001         2000        1999
--------------------------------------------------------------------------------------------
Operating Activities
Net loss                                                 $ (79,843)   $ (10,182)   $ (89,887)
Adjustments to reconcile net loss
to net cash flows from operating activities:
   Loss from discontinued operations                            --           --       10,524
   Extraordinary loss on early retirement of debt            2,130           --        9,265
   Depreciation and amortization                           121,181      114,901      101,588
   Deferred income taxes                                   (32,533)       1,881        2,805
   Minority interest in earnings (loss)                     (2,247)       5,379        8,341
Change in current assets and liabilities:
   Accounts receivable                                       4,184       (7,644)      (5,663)
   Accounts receivable securitization                           --           --     (136,000)
   Inventories                                             (10,635)      28,388       11,454
   Other current assets                                    (20,808)      13,981        1,329
   Accounts payable                                         13,366      (22,978)      (9,669)
   Accrued and other liabilities                           (19,878)      11,078      (62,520)
Other                                                         (354)      (1,975)       4,573
--------------------------------------------------------------------------------------------
Net Cash Flows From Operating Activities                   (25,437)     132,829     (153,860)
--------------------------------------------------------------------------------------------
Investing Activities
   Purchase of property, plant and equipment               (15,204)     (12,219)     (51,899)
   Discontinued operations                                      --           --      335,129
   Other                                                    (1,813)      (4,962)      (4,531)
--------------------------------------------------------------------------------------------
Net Cash Flows From Investing Activities                   (17,017)     (17,181)     278,699
--------------------------------------------------------------------------------------------
Financing Activities
   Net short-term borrowings (repayments)                       --       (6,000)       6,000
   Issuance of long-term debt                              200,000           --           --
   Principal payments on long-term debt                   (236,752)      (7,107)     (16,569)
   Stock  issuance - net                                       180            7           13
   Distributions to minority interests                      (2,028)      (1,119)      (9,429)
   Repurchase of TNCLP common units                         (1,671)      (2,414)      (5,994)
   Deferred financing costs and bond discounts             (11,442)      (6,697)          --
   Redemption of minority interest in subsidiary                --           --     (225,000)
   Dividends                                                    --           --       (5,281)
--------------------------------------------------------------------------------------------
Net Cash Flows From Financing Activities                   (51,713)     (23,330)    (256,260)
--------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash                       (133)        (683)        (432)
--------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Short-Term Investments     (94,300)      91,635     (131,853)
Cash and Short-Term Investments at Beginning of Year       101,425        9,790      141,643
--------------------------------------------------------------------------------------------
Cash and Short-Term Investments at End of Year           $   7,125    $ 101,425    $   9,790
============================================================================================
Interest Paid                                            $  50,130    $  50,851    $  55,379
============================================================================================
Income Taxes Received                                    $    (288)   $ (14,058)   $ (20,285)
============================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                                                                    CONFIDENTIAL
                                                                              17

                                 Consolidated Statements of Changes in Stockholders' Equity
==============================================================================================================================
                                                                            Accumulated
                                                          Capital Stock        Other        Retained
                                        Comprehensive   -----------------     Paid-In     Comprehensive   Earnings
(in thousands)                          Income (Loss)   Shares    Amount      Capital         Loss        (Deficit)    Total
------------------------------------------------------------------------------------------------------------------------------
January 1, 1999                                         75,465   $127,887    $552,893      $(14,157)      $  81,229   $747,852
------------------------------------------------------------------------------------------------------------------------------
Comprehensive Income
   Net loss                               $ (89,887)        --         --          --            --         (89,887)   (89,887)
   Foreign currency
     translation adjustments                  4,305         --         --          --         4,305              --      4,305
                                          ---------
   Total                                  $ (85,582)
                                          =========
Exercise of stock options, net                               3          3          10            --              --         13
Stock Incentive Plan                                      (159)        --          --            --              --         --
Dividends                                                   --         --          --            --          (5,281)    (5,281)
------------------------------------------------------------------------------------------------------------------------------
December 31, 1999                                       75,309   $127,890    $552,903      $ (9,852)      $ (13,939)  $657,002
------------------------------------------------------------------------------------------------------------------------------
Comprehensive Income
   Net loss                               $ (10,182)        --         --          --            --         (10,182)   (10,182)
   Foreign currency
     translation adjustments                (38,263)        --         --          --       (38,263)             --    (38,263)
                                          ---------
   Total                                  $ (48,445)
                                          =========
Exercise of stock options, net                               5          5           2            --              --          7
Stock Incentive Plan                                       571        388       1,845            --              --      2,233
------------------------------------------------------------------------------------------------------------------------------
December 31, 2000                                       75,885   $128,283    $554,750      $(48,115)      $ (24,121)  $610,797
------------------------------------------------------------------------------------------------------------------------------

Comprehensive Income
   Net loss                               $ (79,843)        --         --          --            --         (79,843)   (79,843)
   Foreign currency
     translation adjustments                (14,957)        --         --          --       (14,957)             --    (14,957)
   Cumulative effect of change in
        accounting for derivative
      financial instruments                  31,400         --         --          --        31,400              --     31,400
   Income tax effect of change in
        accounting                          (10,990)        --         --          --       (10,990)             --    (10,990)
   Change in fair value of derivatives,
        net of taxes                        (24,922)        --         --          --       (24,922)             --    (24,922)
   Minimum pension liability,
     net of taxes                           (10,886)        --         --          --       (10,886)             --    (10,886)
                                          ---------
   Total                                  $(110,198)
                                          =========
Exercise of stock options, net                              80         80         100            --              --        180
Stock Incentive Plan                                       486         --          --            --              --         --
------------------------------------------------------------------------------------------------------------------------------
December 31, 2001                                       76,451   $128,363    $554,850      $(78,470)      $(103,964)  $500,779
==============================================================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                                                                    CONFIDENTIAL
                                                                              18

Notes to the Consolidated Financial Statements

1.   Summary of Significant Accounting Policies

Basis of presentation:

The Consolidated Financial Statements include the accounts of Terra Industries Inc. and all majority owned subsidiaries (Terra). All significant intercompany accounts and transactions have been eliminated. Minority interest in earnings and ownership has been recorded for the percentage of limited partnership common units not owned by Terra Industries Inc. for each respective period presented.

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

Inventories:

Inventories are stated at the lower of average cost or estimated net realizable value. The average cost of inventories is determined using the first-in, first-out method.

Property, plant and equipment:

Expenditures for plant and equipment additions, replacements and major improvements are capitalized. Related depreciation is charged to expense on a straight-line basis over estimated useful lives ranging from 15 to 20 years for buildings and three to 18 years for plants and equipment. Maintenance and repair costs are expensed as incurred.

Plant turnaround costs:

Costs related to the periodic scheduled major maintenance of continuous process production facilities (plant turnarounds) are deferred and charged to product costs on a straight-line basis during the period until the next scheduled turnaround, generally two years.

Debt issuance costs:

The costs related to the issuance of debt are amortized over the life of the debt on a straight-line method.

Excess of costs over net assets of acquired businesses:

Terra amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over periods ranging from 15 to 18 years. Management periodically evaluates the recoverability of this asset through an assessment of expected cash flows from future operations as discussed below. These assets were written off through a charge that will be reported as the cumulative effect of accounting change during the 2002 first quarter.

Impairment of long-lived assets:

In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", Terra reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows expected to result from the use of the asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on the difference between the carrying amount and the fair value of the asset. To date, no such impairment has occurred.

                                                                    CONFIDENTIAL
                                                                              19

Accumulated other comprehensive loss:

The components of accumulated other comprehensive loss at December 31, 2001, consisted of foreign currency translation adjustment, derivatives (net of taxes) and minimum pension liability (net of taxes) in the amounts of $63.1 million, $4.5 million and $10.9 million, respectively. At December 31, 2000, accumulated other comprehensive loss consisted of $48.1 million in foreign currency translation adjustments.

Revenue recognition:

Revenue is recognized when title to finished product passes to the customer. Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts and trade allowances. Revenues include amounts paid by customers for shipping and handling.

Cost of sales and hedging transactions:

Realized gains and losses from hedging activities and premiums paid for option contracts are deferred and recognized in the month to which the hedged transactions relate (see Note 13 - Derivative Financial Instruments). Costs associated with settlement of natural gas purchase contracts and costs for shipping and handling are included in cost of sales.

Stock-based compensation:

Terra accounts for its employee stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, which utilizes the intrinsic value method. Terra follows the disclosure provisions and accounts for non-employee stock-based compensation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation.

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

Reclassifications:

Terra reclassified freight costs previously reported as a reduction of revenues to cost of sales in accordance with the Financial Accounting Standards Board's Emerging Issues Task Force No. 00-10, "Accounting for Shipping and Handling Fees and Costs". As a result, revenues and cost of sales increased by $61.9 million and $59.1 million in 2000 and 1999, respectively. Certain other reclassifications have been made to prior years' financial statements to conform with current year presentation.

Recently issued accounting standards:

On January 1, 2001, Terra adopted Statement of Financial Accounting Standards
(SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (see Note 13 - Derivative Financial Instruments).

                                                                    CONFIDENTIAL
                                                                              20

In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These standards establish accounting and reporting for business combinations. SFAS No. 141 requires all business combinations entered into subsequent to June 30, 2001, to be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. These standards are effective for Terra on January 1, 2002. The historical impact of not amortizing goodwill (and other intangible assets with indefinite lives) would have been to decrease the net loss for the years ended December 31, 2001, 2000 and 1999 by $18.8 million, $19.3 million and $19.3 million, respectively. Adoption of these standards on January 1, 2002 resulted in the determination that $206.2 million of assets classified as "Excess of cost over net assets of acquired businesses" suffered impairment and had no value. Consequently, these assets were written off through a charge that will be reported as a change in accounting principle during the 2002 first quarter.

In July 2001, the FASB voted to issue SFAS No. 143, "Accounting for Asset Retirement Obligations". This standard requires Terra to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and is effective for Terra's fiscal year 2003. Terra has not yet quantified the impact, if any, arising from the adoption of this standard.

In August 2001, the FASB voted to issue SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets". This standard requires Terra to recognize an impairment loss if the carrying amount of a long-lived asset or asset group is not recoverable and exceeds its fair value and is effective for Terra's fiscal year 2002. Terra does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

2.   Discontinued Operations

On June 30, 1999, Terra sold its Distribution business segment to Cenex/Land O' Lakes Agronomy Company for $335.1 million, net of seasonal working capital increases from December 31, 1998, and closing costs. Included in the sale were Terra's approximately 400 retail farm service centers in the U.S. and Canada, and its 50% ownership position in the Omnium chemical formulation plants.

The accompanying consolidated statements of operations, financial position and cash flows have been restated for prior periods to segregate results of operations and net assets associated with the discontinued Distribution business segment.

3.   Earnings Per Share

The following table provides a reconciliation between Basic and Diluted Loss Per Share.

(in thousands, except per-share data)                      2001       2000         1999
----------------------------------------------------------------------------------------
Basic and diluted loss per share computation:
Loss from continuing operations                         $(77,713)   $(10,182)   $(70,098)
Loss from discontinued operations                             --          --     (10,524)
----------------------------------------------------------------------------------------
Loss before extraordinary item                           (77,713)    (10,182)    (80,622)
Extraordinary loss on debt retirement                     (2,130)         --      (9,265)
----------------------------------------------------------------------------------------
Loss applicable to common shareholders                  $(79,843)   $(10,182)   $(89,887)
========================================================================================

Basic and diluted weighted average shares outstanding     75,118      74,707      74,703
========================================================================================

Loss per share from continuing operations               $  (1.03)   $  (0.14)   $  (0.94)
Loss per share from discontinued operations                   --          --       (0.14)
----------------------------------------------------------------------------------------
Loss per share before extraordinary item                   (1.03)      (0.14)      (1.08)
Extraordinary loss per share                               (0.03)         --       (0.12)
----------------------------------------------------------------------------------------
Basic and diluted loss per share                        $  (1.06)   $  (0.14)   $  (1.20)
========================================================================================

                                                                    CONFIDENTIAL
                                                                              21

4.   Inventories

Inventories consisted of the following at December 31:

(in thousands)                                        2001                2000
--------------------------------------------------------------------------------
Raw materials                                       $ 27,904            $ 24,085
Supplies                                              21,471              20,918
Finished goods                                        60,652              56,523
--------------------------------------------------------------------------------
Total                                               $110,027            $101,526
================================================================================

5.   Other Current Assets

Other current assets consisted of the following at December 31:

(in thousands)                                       2001                  2000
--------------------------------------------------------------------------------
Prepaid insurance                                   $13,405              $ 6,169
Prepaid natural gas                                   5,520                   --
Other current assets                                 16,217               11,279
--------------------------------------------------------------------------------
Total                                               $35,142              $17,448
================================================================================

6.   Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following at December 31:

(in thousands)                                           2001           2000
-------------------------------------------------------------------------------
Land and buildings                                    $    67,647    $   69,136
Plant and equipment                                     1,208,169     1,216,066
Construction in progress                                   10,679        11,378
-------------------------------------------------------------------------------
                                                        1,286,495     1,296,580
Less accumulated depreciation and amortization           (461,513)     (393,779)
-------------------------------------------------------------------------------
Total                                                 $   824,982    $  902,801
===============================================================================

7.   Product Claim Costs

On July 13, 2001, a British court found Terra Nitrogen (U.K.) Limited liable for damages associated with May 1998 recalls of carbonated beverages containing carbon dioxide tainted with benzene, plus interest and attorney fees. In addition, there are two similar cases awaiting trial and certain other beverage manufacturers have indicated their intention to file claims for unspecified amounts. Management estimates total claims against Terra from these lawsuits may be (pound)10 million, or $14 million. Terra has established reserves to cover estimated losses.

In addition to Terra's plan to appeal the British court's decision, Terra's management also believes it has recourse for these claims against both its insurer and the previous owner of Terra's U.K. operations. Management will vigorously pursue Terra's rights against these parties, but there will be no income recognition for those rights until settlements are finalized.

8.   Insurance Settlement Costs

During 2000, Terra incurred $6.0 million of legal and other professional fees in connection with a lawsuit to recover losses related to a 1994 explosion at Terra's Port Neal facility. These costs were related to an insurance recovery gain reported in Terra's 1997 financial statements which was excluded from the determination of operating income.

                                                                    CONFIDENTIAL
                                                                              22

9.   Debt Due Within One Year

Debt due within one year consisted of the following at December 31:

(in thousands)                                              2001          2000
--------------------------------------------------------------------------------
Current maturities of long-term debt                        $ 68         $5,546
================================================================================

Weighted average short-term borrowings                      $334         $  536
================================================================================

Weighted average interest rate                              6.56%         10.75%
================================================================================

In October 2001, concurrent with the issuance of the 12.875% Senior Secured Notes (see Note 11 - Long-Term Debt), Terra entered into an amended and restated revolving credit facility that increased the commitments under its revolving credit facility from $115.6 million to $175 million, and extended the revolving credit facility maturity from January 2, 2003 to June 30, 2005. The revolving credit facility is secured by substantially all of the assets of Terra Industries Inc. and its subsidiaries other than the assets collateralizing the Senior Secured Notes. Borrowing availability is generally based on 85% of eligible accounts receivable and 65% of eligible inventory less outstanding letters of credit issued under the facility. Borrowings under the revolving credit facility will bear interest at a floating rate, which can be either a base rate, or, at Terra's option, a LIBOR rate, which was 4.66% at December 31, 2001. The base rate is the highest of 1) Citibank, N.A.'s base rate 2) the federal funds effective rate, plus one-half percent (0.50%) per annum or 3) the base three month certificate of deposit rate, plus one-half percent (0.50%) per annum, plus an applicable margin in each case. LIBOR loans will bear interest at LIBOR plus an applicable margin. The initial applicable margin for base rate loans and LIBOR loans are 1.75% and 2.75%, respectively. The revolving credit facility requires an initial one-half percent (0.50%) commitment fee on the difference between committed amounts and amounts actually borrowed. At December 31, 2001 there were $17.1 million of outstanding letters of credit under the facility for recorded liabilities.

We are required under the credit facility to maintain $30 million minimum borrowing availability at all times. We expect the facility to be adequate to meet our operating cash needs. The credit facility also requires that we adhere to certain limitations on additional debt, capital expenditures, acquisitions, liens, asset sales, investments, prepayments of subordinated indebtedness, changes in lines of business and transactions with affiliates. In addition, we are required to maintain minimum levels of earnings before interest, income taxes, depreciation, amortization and other non-cash items (as defined in the credit facility) for the preceding 12 months (LTM) computed on a quarterly basis. The minimum LTM requirement under the facility is $40 million at March 31, 2002, $60 million at June 30, 2002, $75 million at September 30, 2002 and $90 million at December 31, 2002 and each quarter thereafter. During 2001, Terra Industries Inc. realized $66 million of earnings before interest, income taxes, depreciation, amortization and other non-cash items (as defined in the financing agreement); consequently, 2002 amounts will need to be $24 million higher than in 2001 to meet the credit facility covenants. Failure to meet these covenants would require us to incur additional costs to amend the bank facilities or could result in termination of the facilities.

10.  Accrued and Other Liabilities

Accrued and other liabilities consisted of the following at December 31:

(in thousands)                                             2001           2000
--------------------------------------------------------------------------------
Customer deposits                                        $ 3,596         $ 5,821
Payroll and benefit costs                                 10,901          12,359
Deferred natural gas hedging gain                             --           9,207
Deferred taxes                                             5,301           4,310
Accrued interest                                           7,972           5,531
Other                                                     14,364          23,096
--------------------------------------------------------------------------------
Total                                                    $42,134         $60,324
================================================================================

                                                                    CONFIDENTIAL
                                                                              23

11.  Long-Term Debt

Long-term debt consisted of the following at December 31:

(in thousands)                                               2001         2000
--------------------------------------------------------------------------------
Senior Secured Notes, 12.875%, due 2008                    $200,000     $     --
Senior Notes, 10.5%, due 2005                               200,000      200,000
Revolving credit facility, due 2005                          36,277           --
Senior Notes, 10.75%, paid in 2001                               --      158,755
Bank Term Notes, paid in 2001                                    --       59,375
Asset based Term Facility, paid in 2001                          --       46,250
Industrial Development Revenue, paid in 2001                     --        7,820
Other                                                           325        1,154
--------------------------------------------------------------------------------
                                                            436,602      473,354
Less current maturities                                          68        5,546
--------------------------------------------------------------------------------
Total                                                      $436,534     $467,808
================================================================================

On October 10, 2001, Terra Capital, Inc., ("TCAPI") a wholly owned subsidiary of Terra Industries Inc., issued $200 million of 12.875% Senior Secured Notes due in 2008. The notes were priced at 99.43% to yield 13%. The estimated fees and expenses of the transaction total $11.4 million. The proceeds were used to repay existing debt. The notes are secured by a first priority interest in ownership or leasehold interest in substantially all real property, machinery and equipment owned or leased by Terra Capital and the guaranteeing subsidiaries, the limited partnership's interest in Terra Nitrogen Company, L.P. owned by Terra Capital and the guaranteeing subsidiaries, and certain intercompany notes issued to Terra Capital by non-guaranteeing subsidiaries.

Payment obligations under the Senior Secured Notes are fully and unconditionally guaranteed on a joint and several basis by Terra Industries Inc. ("Parent") and its wholly owned U.S. subsidiaries ("the Guarantor Subsidiaries"). Terra Nitrogen Limited Partnership, Terra Nitrogen Company, L.P. and the Parent's foreign subsidiaries will not guarantee the notes (see Note 21 - Guarantor Subsidiaries for condensed consolidating financial information). Terra Industries' ability to receive dividends from its subsidiaries is limited by the credit agreement to amounts required for the funding of operating expenses and debt service (not to exceed $40 million per year), income tax payments on the earnings of Terra Capital and its subsidiaries and liabilities associated with discontinued operations (not to exceed $5 million per year). In addition, dividends to Terra Industries are permitted for the purpose of retiring the 10.5% Senior Notes due in 2005 or purchasing common units in TNCLP subject to credit agreement restrictions on such purchases.

The Indenture governing these notes contains a series of covenants that will limit, among other things, our ability to: incur additional debt; pay dividends on common stock of Terra Industries Inc. or repurchase shares of such common stock; make investments (other than in Terra Capital or any guarantor); use assets as security in other transactions; sell any of our principal production facilities or sell other assets outside the ordinary course of business; enter into transactions with affiliates; limit dividends or other payments by our restricted subsidiaries to us; enter into sale and leaseback transactions; engage in other businesses; sell all or substantially all of our assets or merge with or into other companies; or reduce our insurance coverage. In addition, we are obligated to offer to repurchase these notes upon a Change of Control (as defined in the Indenture) at a cash price equal to 101% of the aggregate principal amount outstanding at that time, plus accrued interest to the date of purchase. The Indenture governing these notes contains events of default and remedies customary for a financing of this type. Offering proceeds, existing cash balances and revolving credit lines were used to retire $159 million of senior notes and $99 million of bank term notes due in 2003.

The 10.5% unsecured Senior Notes are redeemable at the option of Terra, in whole or part, at any time at 102.625% of their principal amount, plus accrued interest on or after June 15, 2002.

Scheduled principal payments for each of the five years 2002 through 2006 are $0.1 million, $0.1 million, $0.1 million, $236.3 million and $0, respectively.

                                                                    CONFIDENTIAL
                                                                              24

12.  Commitments and Contingencies

Terra and its subsidiaries are committed to various non-cancelable operating leases for equipment, railcars and production, office and storage facilities expiring on various dates through 2017. Total minimum rental payments are as follows:

(in thousands)
--------------------------------------------------------------------------------
2002                                                                     $14,912
2003                                                                      12,418
2004                                                                       8,988
2005                                                                       8,195
2006                                                                       5,734
2007 and thereafter                                                       12,304
--------------------------------------------------------------------------------
Total                                                                    $62,551
================================================================================

Total rental expense for continuing operations under all leases, including short-term cancelable operating leases, was approximately $15.3 million, $18.0 million and $20.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Terra is liable for retiree medical benefits of employees of coal mining operations sold in 1993, under the Coal Industry Retiree Health Benefit Act of 1992, which mandated liability for certain retiree medical benefits for union coal miners. Terra has provided reserves adequate to cover the estimated present value of these liabilities at December 31, 2001.

Terra is involved in various legal actions and claims, including environmental matters, arising from the normal course of business. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the results of operations, financial position or net cash flows of Terra, except for the items discussed in Note 7.

In conjunction with the 1997 acquisition of the U.K. nitrogen fertilizer manufacturing plants, Terra will be required to make a payment to the seller for each year through 2002 if average ammonium nitrate prices exceed certain thresholds during any year, subject to maximum payments of (pound)58 million ($95.7 million USD at the time of signing) over the term of the agreement. As a result of making any such payments, Terra will not benefit fully from the U.K. price of ammonium nitrate of certain thresholds during the term of this agreement. No payments were due under this agreement in 2001, 2000 or 1999.

13.  Derivative Financial Instruments

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

                                                                    CONFIDENTIAL
                                                                              25

Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities" requires that all derivative instruments, whether designated in hedging relationships or not, be recorded in the balance sheet at fair value. If the derivative is designated as a fair value hedge, the change in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are recorded in other comprehensive income (OCI) and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. Terra has designated its natural gas derivative instruments as cash flow hedges. The effective portion of the cash flow hedge is deferred in OCI until the natural gas it relates to is purchased and used in production at which time it is reclassified from OCI to earnings.

Natural Gas Prices - United Kingdom Operations - To meet natural gas production requirements at Terra's United Kingdom production facilities, Terra enters into one- or two-year term gas supply contracts with fixed prices to be delivered to our production facilities for generally 25-80% of total volume requirements. As of December 31, 2001, Terra had fixed-price contracts for 25% of its 2002 United Kingdom natural gas requirements and none of its 2003 United Kingdom natural gas requirements. Terra does not use derivative financial instruments for its United Kingdom natural gas needs.

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

Annual consolidated production requirements are approximately 160 million MMBtu. Contracts and firm purchase commitments were in place at December 31, 2001, to cover approximately 21% of 2002 natural gas requirements.

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

The following summarizes open natural gas contracts at December 31, 2001 and 2000:

(in thousands)                       2001                      2000
--------------------------------------------------------------------------------
                             Contract    Unrealized    Contract    Unrealized
                               MMBtu     Gain (Loss)     MMBtu     Gain (Loss)
--------------------------------------------------------------------------------
Swaps                         15,100      $ (2,543)      10,180     $ 24,399
Options                           --            --        9,070       (2,280)
--------------------------------------------------------------------------------
                              15,100      $ (2,543)      19,250     $ 22,119
================================================================================
Basis swaps                      797      $    (28)       6,590     $    426
================================================================================

Gains and losses on settlement of these contracts and premium payments on option contracts are credited or charged to cost of sales in the month in which the hedged transaction closes. The risk and reward of outstanding natural gas positions are directly related to increases or decreases in natural gas prices in relation to the underlying NYMEX

                                                                    CONFIDENTIAL
                                                                              26

natural gas contract prices. Realized losses on closed contracts relating to future periods as of December 31, 2001 were $0.9 million. Cash flows related to natural gas hedging are reported as cash flows from operating activities.

Compared with spot prices, natural gas hedging activities increased Terra's North American natural gas costs by approximately $15.2 million during 2001 and reduced 2000 and 1999 natural gas costs by approximately $76.8 and $6.4 million, respectively.

Interest Rate Fluctuations - In 1997, Terra entered into interest rate swap agreements to fix the interest rate on $100 million of its floating rate obligations at an average base rate of approximately 6.05% per annum. The interest rate swap agreements were designated as hedges and expire December 31, 2002. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense. Cash flows for the interest rate swap agreements are classified as cash flows from operations.

The following table presents the carrying amounts and estimated fair values of Terra's derivative financial instruments at December 31, 2001 and 2000. SFAS 107, "Disclosures about Fair Value of Financial Instruments" defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                     2001                          2000
--------------------------------------------------------------------------------
                           Carrying         Fair          Carrying        Fair
(in millions)               Amount          Value          Amount         Value
--------------------------------------------------------------------------------
Natural gas                 $   0.9        $ (3.5)        $   10.0       $ 32.5
Interest rate                    --          (3.8)              --         (1.1)
===============================================================================

The following methods and assumptions were used to estimate the fair value of each class of derivative financial instrument:

Natural gas futures, swaps, options and basis swaps: Estimated based on published referenced prices and quoted market prices from brokers.

Interest rate swap agreements: Estimated based on quotes from the market makers of these instruments.

On January 1, 2001 Terra adopted SFAS 133 which resulted in a cumulative $23.3 million increase to current assets, a $9.2 million reduction to current liabilities, a $1.1 million increase in long-term debt and a $31.4 million increase, before deferred taxes of $11.0 million, to accumulated OCI, which reflected the effective portion of the derivatives designated as cash flow hedges. The increase to current assets was to recognize the value of open natural gas contracts, the reduction to current liabilities was to reclassify deferred gains on closed contracts relating to future periods and the increase to long-term debt related to interest rate hedges. The changes in the components of accumulated OCI related to derivatives during the year follow:

                                                                    CONFIDENTIAL
                                                                              27

                                         Net Unrealized                        Unrealized Gain     Accumulated
                                            Gain (Loss)        Realized Gain         (Loss) on           Other
                                         on Natural Gas   (Loss) Deferred to     Interest Rate   Comprehensive
(in thousands)                         Hedging Activity       Future Periods             Hedge          Income
--------------------------------------------------------------------------------------------------------------

Balance January 1, 2001                   $ 23,300            $ 9,200             $(1,100)         $ 31,400

Net unrealized loss
     arising during period                  (2,571)              (912)             (3,791)           (7,274)
Transfer net gain (loss) realized
     to production costs
     and interest expense                  (23,300)            (9,200)              1,100           (31,400)
--------------------------------------------------------------------------------------------------------------
Balance December 31, 2001                   (2,571)              (912)             (3,791)           (7,274)

Deferred tax effect                            977                347               1,438             2,762
--------------------------------------------------------------------------------------------------------------
Balance Net of Tax December 31, 2001      $ (1,594)           $  (565)            $(2,353)         $ (4,512)
==============================================================================================================

14.  Financial Instruments and Concentrations of Credit Risk

The following table presents the carrying amounts and estimated fair values of Terra's financial instruments at December 31, 2001 and 2000. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                 2001               2000
--------------------------------------------------------------------------------
                                         Carrying    Fair    Carrying    Fair
(in millions)                             Amount     Value    Amount     Value
--------------------------------------------------------------------------------
Financial Assets
       Cash and short-term investments   $    7.1    $ 7.1   $  101.4   $101.4
       Receivables                          101.4    101.4      107.3    107.3
       Equity and other investments           2.2      2.2        1.9      1.9
       Other assets                           0.8      0.8        5.1      4.6
Financial Liabilities
       Long-term debt                       436.5    446.1      473.4    483.1
================================================================================

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

                                                                    CONFIDENTIAL
                                                                              28

Financial Instruments - At December 31, 2001, Terra had letters of credit outstanding totaling $17.1 million, guaranteeing various insurance and financing activities.

15.  Stockholders' Equity

Terra allocates $1.00 per share upon the issuance of Common Shares to the Common Share capital account. The Common Shares have no par value. At December 31, 2001, 0.6 million Common Shares were reserved for issuance upon award of restricted shares and exercise of employee stock options.

Terra has authorized 16,500,000 Trust Shares for issuance. There were no Trust Shares outstanding at December 31, 2001.

16.  Stock-Based Compensation

Terra accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, which utilizes the intrinsic value method. Compensation (income) expense related to stock-based compensation was $(0.7) million, $1.7 million and $0.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Terra's 1997 Stock Incentive Plan authorized granting directors and key employees awards in the form of options, rights, performance units or restricted stock. The aggregate number of Common Shares that may be subject to awards under the plan may not exceed 3.8 million shares. There were no outstanding rights or performance units at December 31, 2001. Options generally may not be exercised prior to one year or more than 10 years from the date of grant. Stock options and restricted shares vest over specified periods, or in some cases upon the attainment, prior to a termination date, of pre-established market price objectives for Terra's Common Shares. The restricted shares are entitled to normal voting rights and earn dividends as declared during the performance periods. At December 31, 2001, 0.6 million Common Shares were available for grant under the 1997 Plan.

A summary of Terra's stock-based compensation activity related to stock options for the years ended December 31 follows:

(options in thousands)

------------------------------------------------------------------------------------------
                                       2001                2000                1999
                                 -----------------   -----------------   -----------------
                                          Weighted            Weighted            Weighted
                                          Average             Average             Average
                                          Exercise            Exercise            Exercise
                                 Number    Price     Number    Price     Number    Price
------------------------------------------------------------------------------------------
Outstanding - beginning of year   2,256   $   5.16    3,015   $   6.76   2,151    $  10.35
Granted                              --         --       --         --   1,522        3.32
Expired/terminated                   92       6.98      754      11.71     655       10.45
Exercised                            80       2.47        5       1.43       3        4.11
------------------------------------------------------------------------------------------
Outstanding - end of year         2,084   $   5.19    2,256   $   5.16   3,015    $   6.76
------------------------------------------------------------------------------------------

                                                                    CONFIDENTIAL
                                                                              29

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

(options in thousands)
------------------------------------------------------------------------------------
                             Options Outstanding              Options Exercisable
                     -------------------------------------   -----------------------

                                    Weighted     Weighted                   Weighted
                                     Average      Average                   Average
        Range of       Number       Remaining    Exercise      Number       Exercise
    Exercise Prices  Outstanding      Life         Price     Exercisable      Price
------------------------------------------------------------------------------------
$  1.00    $  3.99      1,382      8.00 years   $   3.43         898       $   3.45
   4.00       7.99        309      1.18             5.08         306           5.06
   8.00      14.99        393      3.98            11.43         393          11.43
------------------------------------------------------------------------------------
Total                   2,084      6.23         $   5.19       1,597       $   5.73
====================================================================================

There were 1,258,000 and 1,464,000 options exercisable at December 31, 2000 and 1999, respectively.

The weighted average fair value of options granted was $1.54 per option for 1999. The fair value of options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                                                           1999
--------------------------------------------------------------------------------
Risk-free interest rate                                                    5.95%
Dividend yield                                                             1.37%
Expected volatility                                                       57.00%
Expected life (years)                                                       4.0
================================================================================

There were 591,000 restricted shares granted during 2001 with a weighted average fair value of $2.92 per share and 699,000 restricted shares granted during 2000 with a weighted average fair value of $2.14 per share. There were no restricted shares granted during 1999. In 2001, 105,900 shares previously awarded at a weighted average fair value of $14.60 per share were forfeited by the recipients.

The pro forma impact on net loss and diluted loss per share of accounting for stock-based compensation using the fair value method required by SFAS 123, Accounting for Stock-Based Compensation follows:

(in thousands, except per-share data)     2001         2000       1999
--------------------------------------------------------------------------------
Net loss
       As reported                      $(79,843)   $(10,182)   $ (89,887)
       Pro forma                         (80,031)    (11,123)     (90,754)
Diluted loss per share
       As reported                      $  (1.06)   $  (0.14)   $   (1.20)
       Pro forma                           (1.07)      (0.15)       (1.21)
================================================================================

The pro forma impact takes into account only stock-based compensation grants since January 1, 1995, and is likely to increase in future years as additional awards are granted and amortized ratably over the vesting period.

17.  Retirement Benefit Plans

Terra and its subsidiaries maintain pension plans that cover substantially all salaried and hourly employees. Benefits are based on a pay formula. The plans' assets consist principally of equity securities and corporate and government debt securities. Terra and its subsidiaries also have certain non-qualified pension plans covering executives, which are unfunded. Terra accrues pension costs based upon annual independent actuarial valuations for each plan and funds these costs in accordance with statutory requirements. The components of net periodic pension expense, including $10.6 million of 1999 curtailment benefits which were included in discontinued operations, follow:

                                                                    CONFIDENTIAL
                                                                              30

(in thousands)                                 2001         2000         1999
-------------------------------------------------------------------------------
Service cost                                 $  6,351     $  6,856     $  9,185
Interest cost                                  11,815       11,614       11,325
Expected return on plan assets                (15,050)     (14,361)     (13,243)
Amortization of prior service cost                 37           37           42
Amortization of actuarial loss                     --            1        1,471
Amortization of net asset                        (401)        (314)        (306)
Curtailment benefit                                --           --      (10,556)
Termination charge                              1,560           --           --
-------------------------------------------------------------------------------
Pension expense (credit)                     $  4,312     $  3,833     $ (2,082)
===============================================================================

The following table reconciles the plans' funded status to amounts included in the Consolidated Statements of Financial Position at December 31:

(in thousands)                                           2001            2000
-------------------------------------------------------------------------------
Change in Benefit Obligation
Benefit Obligation-beginning of year                  $ 178,702       $ 170,879
Service cost                                              6,350           6,856
Interest cost                                            11,815          11,614
Participants' contributions                                 468             850
Termination charge                                        1,560              --
Actuarial (gain) loss                                    (4,532)          2,410
Foreign currency exchange rate changes                   (2,988)         (6,074)
Benefits paid                                            (5,121)         (7,833)
-------------------------------------------------------------------------------
Benefit Obligation-end of year                          186,254         178,702
-------------------------------------------------------------------------------

Change in Plan Assets
Fair value plan assets-beginning of year                177,019         168,133
Actual return on plan assets                            (27,028)         20,892
Foreign currency exchange rate changes                   (3,216)         (6,522)
Employer contribution                                       607           1,127
Participants' contributions                                 348           1,222
Benefits paid                                            (5,121)         (7,833)
-------------------------------------------------------------------------------
Fair value plan assets-end of year                      142,609         177,019
-------------------------------------------------------------------------------

Funded status                                           (43,645)         (1,683)
Unrecognized net actuarial (gain) loss                   23,807          (3,391)
Unrecognized prior service cost                             197             200
Unrecognized net transition asset                         1,024            (678)
-------------------------------------------------------------------------------
Accrued benefit cost                                  $ (18,617)      $  (5,552)
===============================================================================

                                                                    CONFIDENTIAL
                                                                              31

Terra recorded the unfunded accumulated benefits obligation of the qualified pension plans of $18.1 million, which originated in 2001 in long-term liabilities at December 31, 2001. The offsetting minimum pension charge of $10.9 million was made to other comprehensive loss, net of deferred taxes of $7.2 million. The non-qualified pension plans are unfunded and have an Accumulated Benefit Obligation of $6.0 million and $4.8 million at December 31, 2001 and 2000, respectively, which is included in other liabilities.

The assumptions used to determine the actuarial present value of benefit obligations and pension expense during each of the years in the three-year period ended December 31, 2001 were as follows:

                                                  2001       2000       1999
----------------------------------------------------------------------------
Weighted average discount rate                    7.3%       6.9%       7.1%
Long-term per annum compensation increase         4.0%       4.3%       4.1%
Long-term return on plan assets                   8.8%       8.8%       8.9%
============================================================================

Terra also sponsors a qualified savings plan covering most full-time North American employees. Contributions made by participating employees are matched based on a specified percentage of employee contributions up to 6% of the employees' pay base. The cost of Terra's matching contribution to the savings plan totaled $1.4 million in 2001, $1.4 million in 2000 and $2.9 million in 1999.

18.  Post-Retirement Benefits

Terra also provides health care benefits for eligible retired employees. Participants generally become eligible after reaching retirement age with ten years of service. The plan pays a stated percentage of most medical expenses reduced for any deductible and payments made by government programs. The plan is unfunded. Employees hired prior to January 1, 1990, are eligible to participate in the plan if they elected to on or before January 1, 2002. Participant contributions and co-payments are subject to escalation.

The following table indicates the components of the post-retirement medical benefits obligation included in Terra's Consolidated Statements of Financial Position at December 31:

(in thousands)                                            2001            2000
-------------------------------------------------------------------------------
Change in Benefit Obligation
Benefit Obligation-beginning of year                     $ 3,794        $ 3,247
Service cost                                                  12             21
Interest cost                                                260            220
Participants' contributions                                  323            314
Actuarial (gain) loss                                       (415)           885
Foreign currency exchange rate changes                       (29)           (11)
Benefits paid                                               (809)          (882)
-------------------------------------------------------------------------------
Benefit Obligation-end of year                             3,136          3,794
-------------------------------------------------------------------------------

Change in Plan Assets
Fair value plan assets-beginning of year                      --             --
Employer contribution                                        486            568
Participants' contributions                                  323            314
Benefits paid                                               (809)          (882)
-------------------------------------------------------------------------------
Fair value plan assets-end of year                            --             --
-------------------------------------------------------------------------------

Funded status                                             (3,136)        (3,794)
Unrecognized net actuarial gain                             (998)          (569)
Unrecognized prior service cost                             (120)          (170)
Employer contribution                                        118             --
-------------------------------------------------------------------------------
Accrued benefit cost                                     $(4,136)       $(4,533)
===============================================================================

                                                                    CONFIDENTIAL
                                                                              32

Net periodic post-retirement medical benefit (income) expense consisted of the following components:

(in thousands)                                           2001     2000     1999
-------------------------------------------------------------------------------
Service cost                                            $  12    $  21    $  85
Interest cost                                             260      220      295
Amortization of prior service cost                        (36)    (270)    (525)
Amortization of actuarial gain                           (129)    (657)    (429)
Effect of curtailment benefit                              --       --       (9)
-------------------------------------------------------------------------------
Post-retirement medical benefit (income) expense        $ 107    $(686)   $(583)
===============================================================================

Terra limits its future obligation for post-retirement medical benefits by capping at 5% the annual rate of increase in the cost of claims it assumes under the plan. The weighted average discount rate used in determining the accumulated post-retirement medical benefit obligation was 7.4% in 2001 and 7.5% in 2000 and 1999. The assumed annual health care cost trend rate was 5% in 2001 and is assumed to remain at that level thereafter. A 1% increase in the assumed health care cost trend rate would increase total service and interest cost by $3,000 while a 1% decline would decrease cost by $31,000. The impact on the benefit obligation of a 1% increase in the assumed health care cost trend rate would be $33,000 while a 1% decline in the rate would decrease the benefit obligation by $330,000.

19.  Income Taxes

Components of the income tax provision (benefit) applicable to continuing operations are as follows:

(in thousands)                             2001           2000           1999
--------------------------------------------------------------------------------
Current:
       Federal                           $(33,684)      $(21,451)      $(18,659)
       Foreign                                (52)           215             --
       State                               (5,447)        (1,592)        (2,355)
-------------------------------------------------------------------------------
                                          (39,183)       (22,828)       (21,014)
-------------------------------------------------------------------------------
Deferred:
       Federal                              9,899          9,612        (20,843)
       Foreign                             (4,670)         6,842         (2,940)
       State                                1,866            374         (1,203)
-------------------------------------------------------------------------------
                                            7,095         16,828        (24,986)
-------------------------------------------------------------------------------
Total income tax benefit                 $(32,088)      $ (6,000)      $(46,000)
===============================================================================

The following table reconciles the income tax provision (benefit) per the Consolidated Statements of Operations to the federal statutory provision:

(in thousands)                                       2001         2000         1999
-------------------------------------------------------------------------------------
Loss from continuing operations before taxes:
       Domestic                                   $ (74,427)   $ (36,782)   $(102,707)
       Foreign                                      (35,374)      20,600      (13,391)
-------------------------------------------------------------------------------------
                                                  $(109,801)   $ (16,182)   $(116,098)
=====================================================================================
Statutory income tax provision (benefit):
       Domestic                                   $ (26,049)   $ (12,874)   $ (35,947)
       Foreign                                      (11,521)       7,107       (4,306)
-------------------------------------------------------------------------------------
                                                    (37,570)      (5,767)     (40,253)
Purchased Canadian tax benefit                           --       (1,750)         215
Foreign adjustments                                   6,801           --           --
Non-deductible expenses, primarily goodwill           6,216        6,152        6,125
State and local income taxes                         (2,482)      (1,126)      (2,688)
Other                                                (5,053)      (3,509)      (9,399)
-------------------------------------------------------------------------------------
Income tax benefit                                $ (32,088)   $  (6,000)   $ (46,000)
=====================================================================================

                                                                    CONFIDENTIAL
                                                                              33

The tax effect of net operating loss (NOL) and tax credit carryforwards and significant temporary differences between reported and taxable earnings that gave rise to net deferred tax assets (liabilities) were as follows:

(in thousands)                                              2001         2000
-------------------------------------------------------------------------------
Current deferred tax liability
     Accrued liabilities                                 $  (5,568)   $  (4,962)
     Inventory valuation                                       267          652
-------------------------------------------------------------------------------
Net current deferred tax liability                          (5,301)      (4,310)
-------------------------------------------------------------------------------
Non-current deferred tax liability
     Depreciation                                         (196,190)    (187,369)
     Investments in partnership                            (23,684)     (26,460)
     U.S. international tax allowance                       (9,682)      (9,682)
     U.K. intercompany interest                             (3,815)      (3,815)
     Unfunded employee benefits                              7,725       12,106
     Discontinued business costs                             4,540        7,538
     Valuation allowance                                   (21,276)     (21,276)
     NOL, capital loss and tax credit carryforwards        127,563       84,464
     Accumulated other comprehensive income                 10,046           --
     Other                                                  (7,872)     (11,981)
-------------------------------------------------------------------------------
Net noncurrent deferred tax liability                     (112,645)    (156,475)
-------------------------------------------------------------------------------

Net deferred tax liability                               $(117,946)   $(160,785)
===============================================================================

During 1996, after receiving a favorable ruling from Revenue Canada, Terra refreshed its tax basis in plant and equipment at its Canadian subsidiary by entering into a transaction with a Canadian subsidiary of Anglo American, plc, resulting in a deferred tax asset for Terra. The valuation of this tax basis was challenged by Revenue Canada in 2000. Terra's tax basis in certain other plants was also refreshed in 2001 due to ownership changes. Tax benefits of approximately $80 million related to these basis differences have not been recognized, pending ultimate resolution of these matters.

The deferred tax asset related to NOLs includes $21.3 million which Terra's management believes more likely than not will not be realized. Therefore, a valuation allowance of $21.3 million has been provided by Terra. Terra will continue to assess the recoverablility for these NOLs and to the extent it is determined that such valuation allowance is no longer required the tax benefit of these NOLs will be recognized at such time. These NOLs expire in 2011 and 2012. Components of income tax provision (benefit) included in net income other than from continuing operations are as follows:

(in thousands)                        2001            2000            1999
----------------------------------------------------------------------------
Current:
       Federal                       $  (913)       $     --        $(10,655)
       State                              --              --          (3,070)
----------------------------------------------------------------------------
                                     $  (913)       $     --        $(13,725)
============================================================================

                                                                    CONFIDENTIAL
                                                                              34

20.  Industry Segment Data

Terra operates in two principal industry segments - Nitrogen Products and Methanol. The Nitrogen Products business produces and distributes ammonia, urea, nitrogen solutions, ammonium nitrate and other nitrogen products to agricultural and industrial users. The Methanol business manufactures and distributes methanol, which is principally used as a raw material in the production of a variety of chemical derivatives and in the production of methyl tertiary butyl ether (MTBE), an oxygenate and an octane enhancer for gasoline. Management evaluates performance based on operating earnings of each segment. Terra does not allocate interest, income taxes or infrequent items to the business segments. Included in Other are general corporate activities not attributable to a specific industry segment. The following summarizes additional information about Terra's industry segments:

                                    Nitrogen
(in thousands)                      Products       Methanol      Other       Total
-------------------------------------------------------------------------------------
2001
   Revenues                        $   863,512    $ 169,098    $  4,700   $ 1,037,310
   Operating loss                      (48,476)     (11,739)     (1,603)      (61,818)
   Total assets                      1,161,797      152,540      21,706     1,336,043
   Depreciation and amortization        91,023       17,209      12,949       121,181
   Capital expenditures                 13,251        1,861          92        15,204
   Equity earnings                         953           --          --           953
   Equity investments                    2,218           --          --         2,218
   Minority interest in earnings        (2,247)          --          --        (2,247)
=====================================================================================
2000
   Revenues                        $   916,959    $ 136,781    $  9,270   $ 1,063,010
   Operating earnings                   28,639       12,395       1,773        42,807
   Total assets                      1,247,678      175,929      88,945     1,512,552
   Depreciation and amortization        89,861       12,957      12,083       114,901
   Capital expenditures                  6,364        3,098       2,757        12,219
   Equity earnings                         843           --          --           843
   Equity investments                    1,865           --          --         1,865
   Minority interest in earnings         5,379           --          --         5,379
=====================================================================================

1999
   Revenues                        $   745,901    $  85,178    $  2,364   $   833,443
   Operating loss                      (43,909)     (15,210)     (3,923)      (63,042)
   Total assets                      1,413,225      175,151      13,069     1,601,445
   Depreciation and amortization        75,082       12,701      13,805       101,588
   Capital expenditures                 40,626        1,422       9,851        51,899
   Equity earnings                         787           --          --           787
   Equity investments                    1,822           --          --         1,822
   Minority interest in earnings        (1,088)       9,429          --         8,341
=====================================================================================

The following summarizes geographic information about Terra:

                               Revenues                         Long-lived Assets
                 ------------------------------------   ------------------------------------
(in thousands)      2001         2000         1999          2001         2000         1999
--------------------------------------------------------------------------------------------
United States    $  741,586   $  749,145   $  546,199   $  797,064   $  867,762   $  938,365
Canada               59,993       45,868       41,376       46,172       49,467       56,897
United Kingdom      235,731      267,997      245,868      239,150      267,625      312,501
--------------------------------------------------------------------------------------------
                 $1,037,310   $1,063,010   $  833,443   $1,082,386   $1,184,854   $1,307,763
============================================================================================

                                                                    CONFIDENTIAL
                                                                              35

21.  Guarantor Subsidiaries

Terra Industries Inc. (the "parent") files a consolidated United States federal income tax return. Beginning in 1995, the parent adopted tax sharing agreements, under which all domestic operating subsidiaries provide for and remit income taxes to the parent based on their pretax accounting income, adjusted for permanent differences between pretax accounting income and taxable income. The tax sharing agreements allocated the benefits of operating losses and temporary differences between financial reporting and tax basis income to the parent.

Condensed consolidating financial information regarding the Parent, Terra Capital Inc. ("TCAPI"), the Guarantor Subsidiaries and subsidiaries of the Parent that are not guarantors of the Senior Secured Notes (see Note 11 - Long-term Debt) for December 31, 2001, 2000 and 1999 are presented below for purposes of complying with the reporting requirements of the Guarantor Subsidiaries.

Condensed Consolidating Statement of Financial Position for the Year Ended December 31, 2001:

                                                                Guarantor      Non-Guarantor
(in thousands)                        Parent        TCAPI      Subsidiaries    Subsidiaries    Eliminations   Consolidated
--------------------------------------------------------------------------------------------------------------------------
Assets
   Cash and short-term
      investments                    $      --    $      --     $    16,933      $  24,745     $   (34,553)   $     7,125
   Accounts receivable                      --           82          28,991         72,290              --        101,363
   Inventories                              --           --          27,257         82,770              --        110,027
   Other current assets                  5,723           --          11,140         19,183            (904)        35,142
-------------------------------------------------------------------------------------------------------------------------
   Total current assets                  5,723           82          84,321        198,988         (35,457)       253,657
-------------------------------------------------------------------------------------------------------------------------
   Property, plant and
     equipment, net                         --           --         438,322        388,059          (1,399)       824,982
   Excess of cost over net assets
     of acquired businesses                 --           --         189,971         16,238              --        206,209
   Investments in and advanced
     to (from) affiliates              851,972      699,656       1,334,201        113,382      (2,999,211)            --
   Other assets                            774       10,901           9,315         26,283           3,922         51,195
-------------------------------------------------------------------------------------------------------------------------
   Total assets                      $ 858,469    $ 710,639     $ 2,056,130      $ 742,950     $(3,032,145)   $ 1,336,043
=========================================================================================================================
Liabilities
   Debt due within one year          $      --    $      --     $        68      $      --     $        --    $        68
   Accounts payable                         78          412          32,075         42,512              --         75,077
   Accrued and other liabilities           875       42,403          15,113         11,416         (27,673)        42,134
-------------------------------------------------------------------------------------------------------------------------
   Total current liabilities               953       42,815          47,256         53,928         (27,673)       117,279
-------------------------------------------------------------------------------------------------------------------------
   Long-term debt                      200,000      236,277             257             --              --        436,534
   Deferred income taxes               116,918       19,802          (3,370)        (8,272)        (12,433)       112,645
   Other liabilities                    39,819       14,819             760         11,707           2,534         69,639
   Minority interest                        --       19,436          79,731             --              --         99,167
-------------------------------------------------------------------------------------------------------------------------
   Total liabilities                   357,690      333,149         124,634         57,363         (37,572)       835,264
-------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity
   Common stock                        128,363           --              73         49,709         (49,782)       128,363
   Paid in capital                     554,850      150,218       1,856,742        918,888      (2,925,848)       554,850
   Accumulated other
     comprehensive
     income (loss)                     (78,470)     (67,584)          2,398        (68,826)        134,012        (78,470)
   Retained earnings (deficit)        (103,964)     294,856          72,283       (214,184)       (152,955)      (103,964)
-------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity          500,779      377,490       1,931,496        685,587      (2,994,573)       500,779
-------------------------------------------------------------------------------------------------------------------------
   Total liabilities and
     stockholders' equity            $ 858,469    $ 710,639     $ 2,056,130      $ 742,950     $(3,032,145)   $ 1,336,043
=========================================================================================================================

                                                                    CONFIDENTIAL
                                                                              36

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2001:

                                                              Guarantor     Non-Guarantor
(in thousands)                         Parent      TCAPI     Subsidiaries    Subsidiaries   Eliminations   Consolidated
-----------------------------------------------------------------------------------------------------------------------
Revenues
   Net sales                         $      --   $      --    $ 411,346       $ 621,163      $     101     $ 1,032,610
   Other income, net                        (2)         --        1,932           2,071            699           4,700
-----------------------------------------------------------------------------------------------------------------------
                                            (2)         --      413,278         623,234            800       1,037,310
-----------------------------------------------------------------------------------------------------------------------
Cost and Expenses
   Cost of sales                            --          --      438,444         605,122          3,653       1,047,219
   Selling, general and
     administrative expenses             2,533       3,960       25,977           9,313         (3,897)         37,886
   Product claim costs                      --          --           --          14,023                          14,023
-----------------------------------------------------------------------------------------------------------------------
                                         2,533       3,960      464,421         628,458           (244)      1,099,128
-----------------------------------------------------------------------------------------------------------------------
   Loss from operations                 (2,535)     (3,960)     (51,143)         (5,224)         1,044         (61,818)
   Interest income                         465       3,685           --             600         (1,386)          3,364
   Interest expense                    (36,558)    (10,352)       7,081         (14,997)         1,232         (53,594)
   Minority interest                        --         440        1,807              --             --           2,247
   Equity in the earnings
     (loss) of subsidiaries            (64,503)    (56,264)       6,088          (8,154)       122,833              --
-----------------------------------------------------------------------------------------------------------------------
   Loss from continuing
     operations before income
     taxes                            (103,131)    (66,451)     (36,167)        (27,775)       123,723        (109,801)
   Income tax benefit                  (23,288)     (4,078)          --          (4,721)            (1)        (32,088)
-----------------------------------------------------------------------------------------------------------------------
Loss from continuing
 operations                            (79,843)    (62,373)     (36,167)        (23,054)       123,724         (77,713)
Extraordinary loss on early
  retirement of debt, net of taxes          --      (2,130)          --              --             --          (2,130)

-----------------------------------------------------------------------------------------------------------------------
Net Loss                             $ (79,843)  $ (64,503)   $ (36,167)      $ (23,054)     $ 123,724     $   (79,843)
=======================================================================================================================

                                                                    CONFIDENTIAL
                                                                              37

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2001:

                                                              Guarantor     Non-Guarantor
(in thousands)                         Parent      TCAPI     Subsidiaries    Subsidiaries   Eliminations   Consolidated
-----------------------------------------------------------------------------------------------------------------------
Operating Activities
   Net loss                          $ (79,843)  $ (64,503)    $(36,167)      $ (23,054)     $ 123,724      $ (79,843)
   Adjustments to reconcile net
     loss to net cash flows from
     operating activities:
   Extraordinary loss on
     early retirement of debt               --       2,130           --              --             --          2,130
   Depreciation and amortization            --       3,271       66,336          51,574             --        121,181
   Deferred income taxes               (33,803)      2,620       (3,370)        (12,227)        14,247        (32,533)
   Minority interest in earnings            --        (440)      (1,807)             --             --         (2,247)
   Equity in earnings (loss)
     of subsidiaries                    64,503      56,264       (6,088)          8,154       (122,833)            --
   Change in operating assets
     and liabilities                    (6,101)     37,159        4,376         (14,945)       (54,260)       (33,771)
   Other                                    --          --           --              --           (354)          (354)
-----------------------------------------------------------------------------------------------------------------------
   Net Cash Flows from
     Operating Activities              (55,244)     36,501       23,280           9,502        (39,476)       (25,437)
-----------------------------------------------------------------------------------------------------------------------
Investing Activities
   Purchase of property,
     plant and equipment                    --          --       (4,809)        (10,395)            --        (15,204)
   Other                                    --          --           --              --         (1,813)        (1,813)
-----------------------------------------------------------------------------------------------------------------------
   Net Cash Flows from
     Investing Activities                   --          --       (4,809)        (10,395)        (1,813)       (17,017)
-----------------------------------------------------------------------------------------------------------------------
Financing Activities
   Issuance of long-term debt               --     200,000           --              --             --        200,000
   Principal payments on
     long-term debt                   (158,755)      36,28       (8,650)       (105,625)            --       (236,752)
   Change in investments and
     advances from (to) affiliates     197,032    (339,731)         495         114,397         27,807             --
   Stock  issuance - net                   180          --           --              --             --            180
   Distributions to minority
     interests                              --        (337)      (1,691)             --             --         (2,028)
   Repurchase of TNCLP common
     units                                  --      (1,671)          --              --             --         (1,671)
   Deferred financing costs and
     bond discounts                         --     (11,442)          --              --             --        (11,442)
   Other                                16,787       3,443       (3,536)          4,377        (21,071)            --
-----------------------------------------------------------------------------------------------------------------------
Net Cash Flows from
   Financing Activities                 55,244    (113,460)     (13,382)         13,149          6,736        (51,713)
-----------------------------------------------------------------------------------------------------------------------
Effect of Foreign Exchange
   Rate on Cash                             --          --           --            (133)            --           (133)
-----------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash
   and Short-term Investments               --     (76,959)       5,089          12,123        (34,553)       (94,300)
-----------------------------------------------------------------------------------------------------------------------
Cash and Short-term investments
   at Beginning of Year                     --      76,959       11,844          12,622             --        101,425
-----------------------------------------------------------------------------------------------------------------------
Cash and Short-term Investments
   At End of Year                    $      --   $      --     $ 16,933       $  24,745      $ (34,553)     $   7,125
=======================================================================================================================

                                                                    CONFIDENTIAL
                                                                              38

Condensed Consolidating Statement of Financial Position for the Year Ended December 31, 2000:

                                                               Guarantor     Non-Guarantor
(in thousands)                         Parent       TCAPI     Subsidiaries    Subsidiaries   Eliminations   Consolidated
------------------------------------------------------------------------------------------------------------------------
Consolidated
Assets
   Cash and short-term
      investments                   $        --   $  76,959    $   11,844      $  12,622     $        --    $   101,425
   Accounts receivable                       --          --        38,653         68,646              --        107,299
   Inventories                               --          --        32,199         69,327              --        101,526
Other current assets                      8,155          22         6,208         17,521         (14,458)        17,448
------------------------------------------------------------------------------------------------------------------------
   Total current assets                   8,155      76,981        88,904        168,116         (14,458)       327,698
------------------------------------------------------------------------------------------------------------------------
   Property, plant and
     equipment, net                          --          --       479,881        426,890          (3,970)       902,801
   Excess of cost over net assets
     of acquired businesses                  --          --       207,652         23,720              --        231,372
   Investments in and advanced
     to (from) affiliates             1,141,732     437,026     1,264,050        296,124      (3,138,932)            --
   Other assets                           5,151       5,772        10,458         25,392           3,908         50,681
------------------------------------------------------------------------------------------------------------------------
   Total assets                     $ 1,155,038   $ 519,779    $2,050,945      $ 940,242     $(3,153,452)   $ 1,512,552
========================================================================================================================
Liabilities
   Debt due within one year         $        --   $      --    $      546      $   5,000     $        --    $     5,546
   Accounts payable                          --       2,989        17,048         42,783              --         62,820
   Accrued and other liabilities          9,486       2,607        35,498         15,368          (2,635)        60,324
------------------------------------------------------------------------------------------------------------------------
   Total current liabilities              9,486       5,596        53,092         63,151          (2,635)       128,690
------------------------------------------------------------------------------------------------------------------------
   Long-term debt                       358,755          --         8,428        100,625              --        467,808
   Deferred income taxes                150,721      17,182            --          3,955         (15,383)       156,475
  Other liabilities                      25,279      14,518           699          3,681            (669)        43,508
   Minority interest                         --      19,653        85,621             --              --        105,274
------------------------------------------------------------------------------------------------------------------------
   Total liabilities                    544,241      56,949       147,840        171,412         (18,687)       901,755
------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity
   Common stock                         128,283          --            73         49,710         (49,783)       128,283
   Paid in capital                      554,750     150,218     1,798,968        905,816      (2,855,002)       554,750
   Accumulated other
     comprehensive loss                 (48,115)    (48,114)           --        (48,114)         96,228        (48,115)
   Retained earnings (deficit)          (24,121)    360,726       104,064       (138,582)       (326,208)       (24,121)
------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity           610,797     462,830     1,903,105        768,830      (3,134,765)       610,797
------------------------------------------------------------------------------------------------------------------------
   Total liabilities and
     stockholders' equity           $ 1,155,038   $ 519,779    $2,050,945      $ 940,242     $(3,153,452)   $ 1,512,552
========================================================================================================================

                                                                    CONFIDENTIAL
                                                                              39

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2000:

                                                           Guarantor     Non-Guarantor
(in thousands)                       Parent       TCAPI   Subsidiaries    Subsidiaries   Eliminations   Consolidated
--------------------------------------------------------------------------------------------------------------------
Consolidated
Revenues
   Net sales                        $     --   $     --    $ 383,628       $ 669,824      $      --     $ 1,053,452
   Other income, net                      --        401        4,205           4,952             --           9,558
--------------------------------------------------------------------------------------------------------------------
                                          --        401      387,833         674,776             --       1,063,010
--------------------------------------------------------------------------------------------------------------------
Cost and Expenses
   Cost of sales                          --         --      376,337         595,376             --         971,713
   Selling, general and
     administrative expenses           1,471      1,089       31,709          14,221             --          48,490
--------------------------------------------------------------------------------------------------------------------
                                       1,471      1,089      408,046         609,597             --       1,020,203
--------------------------------------------------------------------------------------------------------------------
   Income (loss) from operations      (1,471)      (688)     (20,213)         65,179             --          42,807
   Insurance settlement costs             --         --       (5,968)             --             --          (5,968)
   Interest income                         6      3,994       13,814             353        (14,298)          3,869
   Interest expense                  (42,006)      (792)        (747)        (22,894)        14,928         (51,511)
   Minority interest                      --       (995)      (4,384)             --             --          (5,379)
   Equity in the earnings
     (loss) of subsidiaries           20,232     17,300       42,199          19,402        (99,133)             --
--------------------------------------------------------------------------------------------------------------------
   Income (loss) from continuing
     operations before income
     taxes                           (23,239)    18,819       24,701          62,040        (98,503)        (16,182)
   Income tax provision (benefit)    (13,057)     7,500           --           7,057         (7,500)         (6,000)
--------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                   $(10,182)  $ 11,319    $  24,701       $  54,983      $ (91,003)    $   (10,182)
====================================================================================================================

                                                                    CONFIDENTIAL
                                                                              40

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2000:

                                                             Guarantor     Non-Guarantor
(in thousands)                        Parent      TCAPI     Subsidiaries    Subsidiaries   Eliminations   Consolidated
----------------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income (loss)                 $(10,182)  $  11,319     $ 24,701       $  54,983       $(91,003)     $ (10,182)
   Adjustments to reconcile net
     loss to net cash flows from
     operating activities:
   Depreciation and amortization           --         925       63,733          50,243             --        114,901
   Deferred income taxes               76,326     (57,328)          92           3,092        (20,301)         1,881
   Minority interest in earnings           --         996        4,383              --             --          5,379
   Equity in earnings (loss)
     of subsidiaries                  (20,232)    (17,300)     (42,199)        (19,402)        99,133             --
   Other non-cash items                   286          --           --              --           (286)            --
   Change in operating assets
     and liabilities                   (4,422)    (31,337)      29,811          33,410         (4,637)        22,825
   Other                                   --          --           --              --         (1,975)        (1,975)
----------------------------------------------------------------------------------------------------------------------
   Net Cash Flows from
     Operating Activities              41,776     (92,725)      80,521         122,326        (19,069)       132,829
----------------------------------------------------------------------------------------------------------------------
Investing Activities
   Purchase of property,
     plant and equipment                   --          --       (1,676)        (10,543)            --        (12,219)
   Other                                   --          --       (3,863)         25,836        (26,935)        (4,962)
----------------------------------------------------------------------------------------------------------------------
Net Cash Flows from
   Investing Activities                    --          --       (5,539)         15,293        (26,935)       (17,181)
----------------------------------------------------------------------------------------------------------------------
Financing Activities
   Net short-term borrowings
     (repayments)                          --      (6,000)          --              --             --         (6,000)
   Principal payments on
     long-term debt                        --          --       (2,493)         (4,614)            --         (7,107)
   Change in investments and
     advances from (to) affiliates    (44,024)    181,367      (99,343)        (99,934)        61,934             --
   Stock  issuance - net                2,240          --           --              --         (2,233)             7
   Distributions to minority
     interests                             --        (207)        (912)             --             --         (1,119)
   Repurchase of TNCLP common
     units                                 --      (2,414)          --              --             --         (2,414)
   Deferred financing costs                --      (6,697)          --              --             --         (6,697)
   Other                                   --       4,135       11,157            (912)       (14,380)            --
----------------------------------------------------------------------------------------------------------------------
Net Cash Flows from
   Financing Activities               (41,784)    170,184      (91,591)       (105,460)        45,321      $ (23,330)
----------------------------------------------------------------------------------------------------------------------
Effect of Foreign Exchange
   Rate on Cash                            --        (683)          --            (683)           683           (683)
----------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash
   and Short-term Investments              (8)     76,776      (16,609)         31,476             --         91,635
----------------------------------------------------------------------------------------------------------------------
Cash and Short-term investments
   at Beginning of Year                     8         183       28,453         (18,854)            --          9,790
----------------------------------------------------------------------------------------------------------------------
Cash and Short-term Investments
   At End of Year                    $     --   $  76,959     $ 11,844       $  12,622       $     --      $ 101,425
======================================================================================================================

                                                                    CONFIDENTIAL
                                                                              41

Condensed Consolidating Statement of Operations for the Year Ended December 31, 1999:

                                                                Guarantor     Non-Guarantor
(in thousands)                           Parent      TCAPI     Subsidiaries    Subsidiaries   Eliminations   Consolidated
-------------------------------------------------------------------------------------------------------------------------
Revenues
   Net sales                            $     --   $      --    $ 278,063       $ 546,929      $      --      $ 824,992
   Other income, net                          --         129       (1,610)         16,202         (6,270)         8,451
-------------------------------------------------------------------------------------------------------------------------
                                              --         129      276,453         563,131         (6,270)       833,443
-------------------------------------------------------------------------------------------------------------------------
Cost and expenses
   Cost of sales                              --          --      323,045         518,016             --        841,061
   Selling, general and
     administrative expenses               5,521         214        7,877          48,794         (6,982)        55,424
-------------------------------------------------------------------------------------------------------------------------
                                           5,521         214      330,922         566,810         (6,982)       896,485
-------------------------------------------------------------------------------------------------------------------------
   Loss from operations                   (5,521)        (85)     (54,469)         (3,679)           712        (63,042)
   Interest income                           729       2,669       19,029             436        (14,502)         8,361
   Interest expense                      (38,966)     (3,111)       1,408         (26,331)        13,924        (53,076)
   Minority interest                          --      (1,385)      (6,956)             --             --         (8,341)
   Equity in the earnings
     (loss) of subsidiaries              (52,479)    (60,390)      (4,024)         (7,229)       124,122             --
-------------------------------------------------------------------------------------------------------------------------
   Loss from continuing
     operations before income
     taxes                               (96,237)    (62,302)     (45,012)        (36,803)       124,256       (116,098)
   Income tax provision (benefit)        (26,139)    (19,610)     (21,632)         (4,029)        25,410        (46,000)
-------------------------------------------------------------------------------------------------------------------------
   Loss from continuing
     operations                          (70,098)    (42,692)     (23,380)        (32,774)        98,846        (70,098)
   Income (loss) from discontinued
     operations:
     Loss from
       operations, net of taxes           (5,800)         --       (5,800)             --          5,800         (5,800)
     Income (loss) from
       disposition, net of taxes          (4,725)         --       (6,285)          1,561          4,725         (4,724)
   Extraordinary loss on early
     retirement of debt, net of taxes     (9,264)     (9,265)          --              --          9,264         (9,265)
-------------------------------------------------------------------------------------------------------------------------
Net Loss                                $(89,887)  $ (51,957)   $ (35,465)      $ (31,213)     $ 118,635      $ (89,887)
=========================================================================================================================

                                                                    CONFIDENTIAL
                                                                              42

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 1999:

                                                              Guarantor     Non-Guarantor
(in thousands)                         Parent      TCAPI     Subsidiaries    Subsidiaries   Eliminations   Consolidated
-----------------------------------------------------------------------------------------------------------------------
Operating Activities
   Net loss                           $(89,887)  $ (51,957)   $ (35,465)      $ (31,213)     $ 118,635      $ (89,887)
   Adjustments to reconcile net
     loss to net cash flows from
     operating activities:
   Loss from
     discontinued operations            10,524          --       10,524              --        (10,524)        10,524
   Extraordinary loss on early
     retirement of debt                  9,264       9,265           --              --         (9,264)         9,265
   Depreciation and amortization            --          --       60,877          40,700             11        101,588
   Deferred income taxes               (13,882)     74,510      (93,325)            863         34,639          2,805
   Minority interest in earnings            --       1,385        6,956              --             --          8,341
   Equity in earnings (loss)
     of subsidiaries                    52,479      60,390        4,024           7,229       (124,122)            --
   Change in operating assets
     and liabilities                   (18,809)     19,243      (67,646)       (155,314)        21,457       (201,069)
   Other                                19,653          --           --              --        (15,080)         4,573
-----------------------------------------------------------------------------------------------------------------------
   Net Cash Flows from
     Operating Activities              (30,658)    112,836     (114,055)       (137,735)        15,752       (153,860)
-----------------------------------------------------------------------------------------------------------------------
Investing Activities
   Purchase of property,
     plant and equipment                    --          --      (49,283)         (2,616)            --        (51,899)
   Discontinued operations                  --          --      335,129              --             --        335,129
   Other                                    --          --           --              --         (4,531)        (4,531)
-----------------------------------------------------------------------------------------------------------------------
Net Cash Flows from
   Investing Activities                     --          --      285,846          (2,616)        (4,531)       278,699
-----------------------------------------------------------------------------------------------------------------------
Financing Activities
   Net short-term borrowings                --       6,000           --              --             --          6,000
   Principal payments on
     long-term debt                         --          --         (657)        (15,912)            --        (16,569)
   Change in investments and
     advances from (to) affiliates      29,895    (157,688)      (7,927)        144,579         (8,859)            --
   Stock issuance - net                     13          --           --              --             --             13
   Distributions to minority
     Interests                              --      (1,565)      (7,864)             --             --         (9,429)
   Repurchase of TNCLP common
     units                                  --      (5,994)          --              --             --         (5,994)
   Redemption of minority interests
     in subsidiary                          --          --     (225,000)             --             --       (225,000)
   Dividends                            (5,283)         --           --              --              2         (5,281)
   Other                                    --      19,798        4,075         (21,077)        (2,796)            --
-----------------------------------------------------------------------------------------------------------------------
Net Cash Flows from
   Financing Activities                 24,625    (139,449)    (237,373)        107,590        (11,653)      (256,260)
-----------------------------------------------------------------------------------------------------------------------
Effect of Foreign Exchange
   Rate on Cash                             --        (432)          --            (432)           432           (432)
-----------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash
   and Short-term Investments           (6,033)    (27,045)     (65,582)        (33,193)            --       (131,853)
-----------------------------------------------------------------------------------------------------------------------
Cash and Short-term investments
   at Beginning of Year                  6,041      27,228       94,035          14,339             --        141,643
-----------------------------------------------------------------------------------------------------------------------
Cash and Short-term Investments
   At End of Year                     $      8   $     183    $  28,453       $ (18,854)     $      --      $   9,790
=======================================================================================================================

                                                                    CONFIDENTIAL
                                                                              43

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

If at any time less than 25% of the issued and outstanding units are held by non-affiliates of the general partner, TNCLP may call, or assign to the general partner or its affiliates, its right to acquire all such outstanding units held by non-affiliated persons with at least 30 but not more than 60 days' notice of its decision to purchase the outstanding units. The purchase price per unit will be the greater of (1) the average of any previous twenty trading days' closing prices as of the date five days before the purchase is announced or (2) the highest price paid by the general partner or any of its affiliates for any unit within the 90 days preceding the date the purchase is announced. Terra owned 75.1% of the Common Units at December 31, 2001.

The publicly held TNCLP Common Units are reflected in the financial statements as minority interest.

Beaumont Methanol, Limited Partnership (BMLP)

Terra repurchased the limited interest in BMLP on June 30, 1999 for $225 million with proceeds from sale of the Distribution business. The limited BMLP interest had received a first priority return from BMLP approximating an annual rate of LIBOR plus 3.17% on its $225 million investment.

23.  Pending Change of Control

Anglo American plc, through a wholly-owned subsidiary, owns 49.1% of Terra's outstanding shares. Anglo American has made public its intention to dispose of its interest in Terra with the timing based on market and other conditions.

                                                                    CONFIDENTIAL
                                                                              44

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

Terra has a system of internal accounting controls that provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorizations, that assets are properly safeguarded and accounted for, and that financial records are maintained to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, an organizational structure that segregates duties, and a comprehensive program of periodic audits by internal audit. Terra also has instituted policies and guidelines that require employees to maintain the highest level of ethical standards.

The Audit Committee of the Board of Directors is responsible for the review and oversight of the financial statements and reporting practices used, as well as the internal audit function. The Audit Committee meets periodically with management, internal audit and the independent accountants. The independent accountants and internal audit have access to the Audit Committee and, without management present, have the opportunity to discuss the adequacy of internal accounting controls and to review the quality of financial reporting.

The Consolidated Financial Statements contained in this Annual Report have been audited by our independent accountants. Their audits included a review of internal accounting controls to establish a basis for reliance thereon in determining the nature, extent and timing of audit tests applied in their audits of the Consolidated Financial Statements.


Michael L. Bennett                                 Francis G. Meyer
President and                                      Senior Vice President and
Chief Executive Officer                            Chief Financial Officer

                                                                    CONFIDENTIAL
                                                                              45

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Terra Industries Inc:

We have audited the accompanying consolidated statements of financial position of Terra Industries Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of Terra's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Terra Industries Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP
Omaha, Nebraska

January 31, 2002

                                                                    CONFIDENTIAL
                                                                              46

Quarterly Production Data (unaudited)

----------------------------------------------------------------------------------------------
                                           Quarter    Quarter   Quarter    Quarter     Year
                                            Ended      Ended     Ended      Ended      Ended
                                           March 31   June 30   Sept. 30   Dec. 31    Dec. 31
----------------------------------------------------------------------------------------------
2001 Net Production (tons):
     Anhydrous ammonia                      268,054   288,739    307,125   316,495   1,180,413
     Nitrogen solutions (28% basis)         830,251   752,966    811,458   930,419   3,325,094
     Urea                                    63,895    94,707     37,269   156,442     352,314
     Ammonium nitrate                       167,239   183,410    213,824   203,626     768,099
     Methanol (million gallons)                41.8      72.5       69.9      52.0       236.2
----------------------------------------------------------------------------------------------
2000 Net Production (tons):
     Anhydrous ammonia                      321,651   397,667    321,942   273,968   1,315,228
     Nitrogen solutions (28% basis)         997,694   937,822    856,018   891,889   3,683,423
     Urea                                   170,187    77,203     66,188    97,757     411,335
     Ammonium nitrate                       231,278   263,292    263,551   258,878   1,016,999
     Methanol (million gallons)                62.6      66.3       66.8      48.3       244.0
==============================================================================================

Quarterly Financial and Stock Market Data (unaudited)
(certain items have beenreclassified from prior period reporting)

----------------------------------------------------------------------------------------------
(in thousands, except
per-share data and stock prices)                 March 31,    June 30,   Sept. 30,    Dec. 31,
----------------------------------------------------------------------------------------------
2001
   Total revenues                                $ 244,577   $ 320,795   $ 237,705   $ 234,233
   Operating income (loss)                           3,350     (17,406)    (26,208)    (21,554)
   Net loss                                         (5,239)    (21,586)    (24,136)    (28,882)
Per Share:
   Basic and diluted loss per share              $   (0.07)  $   (0.29)  $   (0.32)      (0.38)
Earnings before interest, taxes, depreciation
     and amortization                            $  31,912   $  12,152   $   3,010   $  12,406
Common Share Price:
   High                                          $    4.75   $    4.75   $    3.79   $    3.67
   Low                                                2.31        2.95        2.05        1.90
----------------------------------------------------------------------------------------------
2000
   Total revenues                                $ 239,588   $ 286,432   $ 265,109   $ 271,881
   Operating income (loss)                         (15,914)     18,326      27,257      13,138
   Net income (loss)                               (19,615)       (832)      6,196       4,069
Per Share:
   Basic and diluted earnings (loss) per share   $   (0.26)  $   (0.01)  $    0.08        0.05
Earnings before interest, taxes, depreciation
   and amortization                              $   9,125   $  40,486   $  55,316   $  41,434
Common Share Price:
   High                                          $    3.88   $    2.88   $    2.25   $    2.81
   Low                                                1.94        1.06        1.06        1.75
==============================================================================================

                                                                    CONFIDENTIAL
                                                                              47

Volumes & Prices (unaudited)
--------------------------------------------------------------------------------
                                     2001                        2000
--------------------------------------------------------------------------------
                               Sales       Realized       Sales        Realized
(quantities in thousands)     Volumes     Price/unit     Volumes      Price/unit
--------------------------------------------------------------------------------
Anhydrous ammonia (tons)        1,195       $    187        1,418      $     162
Nitrogen solutions (tons)       3,296             97        3,990             79
Urea (tons)                       451            142          474            136
Ammonium nitrate (tons)           682            127        1,000            118
Methanol (gallons)            310,596           0.56      256,812           0.53
================================================================================

STOCKHOLDERS
--------------------------------------------------------------------------------

Terra's Common Shares are traded principally on the New York Stock Exchange. At December 31, 2001, 76.5 million Common Shares were outstanding and held by 3,697 stockholders.

                                                                    CONFIDENTIAL
                                                                              48

Financial Summary
-----------------------------------------------------------------------------------------------------

(in thousands, except
per-share and employee data)            2001          2000          1999         1998         1997
-----------------------------------------------------------------------------------------------------
Financial Position
   Working capital                   $   136,378   $   199,008   $  152,959   $  262,283   $  302,724
   Total assets                        1,336,043     1,512,552    1,601,445    2,037,768    2,177,157
   Long-term debt                        436,534       473,354      480,461      497,030      506,568
   Stockholders' equity                  500,779       610,797      657,002      747,852      790,329
Results of Operations
   Revenues                          $ 1,037,310   $ 1,063,010   $  833,443   $  909,968   $  862,790
   Costs and expenses                 (1,099,128)   (1,020,203)    (896,485)    (899,754)    (666,015)
   Infrequent item                            --        (5,968)          --           --      163,427
   Interest income                         3,364         3,869        8,361          326          208
   Interest expense                      (53,594)      (51,511)     (53,076)     (51,122)     (48,400)
   Minority interest                       2,247        (5,379)      (8,341)     (27,510)     (27,633)
   Income tax benefit (provision)         32,088         6,000       46,000       24,761     (104,862)
-----------------------------------------------------------------------------------------------------
   Income (loss) from
    continuing operations                (77,713)      (10,182)     (70,098)     (43,331)     179,515
   Income (loss) from
     discontinued operations                  --            --      (10,524)      17,082       30,367
    Extraordinary item                    (2,130)           --       (9,265)          --       (2,995)
-----------------------------------------------------------------------------------------------------
   Net Income (Loss)                 $   (79,843)  $   (10,182)  $  (89,887)  $  (26,249)  $  206,887
=====================================================================================================
Basic Earnings (Loss) Per Share:
   Continuing operations             $     (1.03)  $     (0.14)  $    (0.94)  $    (0.58)  $     2.43
   Discontinued operations                    --            --        (0.14)        0.23         0.41
   Extraordinary item                      (0.03)           --        (0.12)          --        (0.04)
-----------------------------------------------------------------------------------------------------
Net Income (Loss)                    $     (1.06)  $     (0.14)  $    (1.20)  $    (0.35)  $     2.80
=====================================================================================================
Diluted Earnings (Loss) Per Share:
   Continuing operations             $     (1.03)  $     (0.14)  $    (0.94)  $    (0.58)  $     2.39
   Discontinued operations                    --            --        (0.14)        0.23         0.41
    Extraordinary item                     (0.03)           --        (0.12)          --        (0.04)
-----------------------------------------------------------------------------------------------------
Net Income (Loss)                    $     (1.06)  $     (0.14)  $    (1.20)  $    (0.35)  $     2.76
=====================================================================================================
Earnings Before Interest,
Taxes, Depreciation and
Amortization (Unaudited)             $    59,480   $   146,361   $   10,146   $  100,839   $  268,828
=====================================================================================================
Dividends Per Share                  $        --   $        --   $     0.07   $     0.20   $     0.18
=====================================================================================================
Capital Expenditures                 $    15,204   $    12,219   $   51,899   $   55,327   $   48,417
=====================================================================================================
Full-time employees
 at end of period (unaudited)              1,248         1,279        1,351        4,185        4,435
=====================================================================================================