Form 10-K, Exhibit 13
period 2002-12-31
TERRA INDUSTRIES INC
filed 2003-03-11
CIK 722079

EXHIBIT 13

TERRA INDUSTRIES INC.

2002 ANNUAL REPORT

FINANCIAL SECTION

MANAGEMENT DISCUSSION & ANALYSIS

TABLE OF CONTENTS
Financial Review
Consolidated Statements of Financial Position
Consolidated Statements of Operations
Consolidated Statements of Cash Flows
Consolidated Statements of Changes in Stockholders’ Equity
Notes to the Consolidated Financial Statements
Responsibility for Financial Statements
Independent Auditors’ Report
Quarterly Production Data
Quarterly Financial and Stock Market Data
Volumes and Prices
Stockholders
Financial Summary
Directors and Management
Investor Information

FINANCIAL REVIEW

OVERVIEW OF CONSOLIDATED RESULTS

Terra reported net losses of $258 million in 2002, $80 million in 2001 and $10 million in 2000 with a loss per share of $3.43, $1.06 and $0.14, respectively. Revenues from continuing operations totaled $1,044 million in 2002, $1,037 million in 2001 and $1,063 million in 2000.

Our 2002 net loss included a $206 million charge for the cumulative effect of a change in accounting for goodwill ($2.73 per share) and a $16 million loss from discontinued operations ($0.22 per share). At the beginning of 2002, we implemented Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” and determined that $206 million of assets classified as “Excess of cost over net assets of acquired businesses” suffered impairment and had no value. The loss from discontinued operations reflects a $25 million increase to reserves for discontinued operations, net of a $9 million income tax benefit. Approximately $13 million of the charge is attributable to discontinued coal operations in response to higher-than-expected retiree health care costs and increased payments to union funds for which the company is contingently liable under the Coal Industry Retiree Health Benefit Act of 1992. The remaining $12 million was provided to cover a jury award of $10 million to an individual employed by Terra’s distribution business that was sold in 1999 and to provide reserves against notes receivable and other assets associated with previously discontinued operations.

Net income for 2001 was reduced $2.1 million ($0.03 per share) for the write-off of deferred financing fees in connection with early retirement of debt.

The net loss from continuing operations was $36 million in 2002, $78 million in 2001 and $10 million in 2000. Fluctuations in the net loss from continuing operations from 2000 through 2002 are primarily related to changes in the selling prices of nitrogen products and methanol that we manufactured and changes in the cost of natural gas, our primary raw material.

FACTORS THAT AFFECT OPERATING RESULTS

Factors that may affect our operating results include: the relative balance of supply and demand for nitrogen fertilizers, industrial nitrogen and methanol, the availability and cost of natural gas, the number of planted acres—which is affected by both worldwide demand and governmental policies, the types of crops planted, the effect of general weather patterns on the timing and duration of field work for crop planting and harvesting, the effect of environmental legislation on supply and demand for our products, the availability of financing sources to fund seasonal working capital needs, and the potential for interruption to operations due to accidents or natural disasters.

The principal raw material used to produce nitrogen products and methanol is natural gas. Natural gas costs in 2002 accounted for about 56% of total costs and expenses for our North American nitrogen products business, 29% of total costs and expenses for our U.K. nitrogen products business and 57% of total costs and expenses for our methanol business. A significant increase in the price of natural gas that is not hedged or recovered through an increase in the price of our nitrogen and methanol products would have an adverse effect on our business, financial condition and results. During parts of 2000 and 2001, price spikes in North American natural gas markets prompted industry-wide curtailments of nitrogen and methanol production. We produced only 93% and 85% of our total nitrogen capacity and only 92% and 89% of our methanol capacity in 2000 and 2001, respectively, because of plant shutdowns and production curtailments related to high natural gas costs and to balance inventory levels with demand. A portion of global nitrogen products and methanol production is at facilities with access to fixed-price natural gas supplies that have been, and could continue to be, substantially lower priced than our natural gas.

March 2003 natural gas future prices closed at over $9.00 per MMBtu in February 2003. As a result, we substantially reduced our North American production rates at the end of February 2003 and could make further reductions. The timing and extent to which we will resume normal production rates will depend on declines to natural gas costs from these levels and/or increases to nitrogen products and methanol selling prices.

We enter into forward pricing arrangements for some of our natural gas requirements, so long as such arrangements would not result in costs greater than expected selling prices for our finished products. Our current natural gas forward pricing policy is to fix or cap the price of between 20% and 80% of our natural gas requirements for a one-year period and up to 50% of our natural gas requirements for the subsequent two-year period through supply contracts, financial derivatives and other instruments. We notify the Board of Directors when we deviate from this policy. December 31, 2002 forward positions covered 13% of our expected 2003 natural gas requirements.

The global supply and demand balance for ammonia and other nitrogen-based products influences prices for Terra’s nitrogen products. Long-term demand is affected by population growth and rising living standards that determine food consumption. Short-term demand is affected by world economic conditions, international trade decisions and grain prices. For example, 2001 demand was reduced, in part, due to relatively high nitrogen prices and low grain prices. Supply is affected by increasing worldwide capacity and the availability of nitrogen product exports from major producing regions such as the former Soviet Union, the Middle East and South America.

Methanol is used as a raw material in the production of formaldehyde, methyl tertiary-butyl ether (MTBE), acetic acid and numerous other chemical derivatives. The price of methanol is influenced by the supply and demand for each of these products. Environmental initiatives to ban or reduce the use of MTBE as a fuel additive, such as those currently underway in California, could significantly affect demand for methanol.

Weather can have a significant effect on demand for our nitrogen products. Weather conditions that delay or intermittently disrupt field work during the planting and growing seasons may cause agricultural customers to use forms of nitrogen fertilizer that are more or less favorable to our sales. Weather conditions following harvest may delay or eliminate opportunities to apply fertilizer in the fall. Weather can also have an adverse effect on crop yields, which lowers the income of growers and could impair their ability to pay for crop inputs purchased from our dealer customers.

Our nitrogen business segment is seasonal, with more nitrogen products used during the second quarter in conjunction with spring planting activity than in any other quarter. Due to the seasonality of the business and the relatively brief periods during which customers consume nitrogen products, our customers and we generally build inventories during the second half of the year in order to ensure product availability during the peak sales season. For our current level of sales, we require lines of credit to fund inventory increases and to support customer credit terms. We believe that our credit facilities are adequate for expected production levels in 2003.

Our manufacturing operations may be subject to significant interruption if one or more of our facilities were to experience a major accident or were damaged by severe weather or other natural disaster. We currently maintain insurance, including business interruption insurance, which we believe is sufficient to allow us to withstand major damage to any of our facilities.

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

Our policy is to avoid unnecessary risk and to limit, to the extent practical, risks associated with operating activities. Our management may not engage in activities that expose Terra to speculative or non-operating risks and is expected to limit risks to acceptable levels. The use of derivative financial instruments is consistent with our overall business objectives. Derivatives are used to manage operating risk within the limits established by our Board of Directors, and in response to identified exposures, provided they qualify as hedge activities. As such, derivative financial instruments are used to manage exposure to interest rate fluctuations, to hedge specific assets and liabilities denominated in foreign currency, to hedge firm commitments and forecasted natural gas purchase transactions, and to protect against foreign exchange rate movements between different currencies that impact revenue and earnings expressed in U.S. dollars.

Foreign Currency Fluctuations

Our policy is to manage risk associated with foreign currency fluctuations by entering into forward exchange and option contracts covering specific currency obligations or net foreign currency operating requirements, as appropriate. Such hedging is limited to the amounts and duration of the specific obligations being hedged and, in the case of operating requirements, no more than 75% of the forecasted requirements. The primary currencies to which we are exposed are the Canadian dollar and the British pound. At December 31, 2002, we had no forward positions in any foreign currency.

Natural Gas Prices—North American Operations

Natural gas is the principal raw material used to manufacture nitrogen and methanol. Natural gas prices are volatile and we mitigate some of this volatility through the use of derivative commodity instruments. Our current policy is to hedge 20-80% of our natural gas requirements for the upcoming 12 months and up to 50% of requirements for the following 24-month period, provided that such arrangements would not result in costs greater than expected selling prices for our finished products. We notify the Board of Directors when we deviate from this policy. Annual North American natural gas requirements are approximately 134 million MMBtu. We have hedged 12% of our expected 2003 North American requirements and none of our requirements beyond December 31, 2003. The fair value of these instruments is estimated based on quoted market prices from brokers, realized gains or losses and our computations. These instruments fixed natural gas prices $3.3 million lower than published prices for December 31, 2002 forward markets. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in price. As of December 31, 2002 our market risk exposure related to future natural gas requirements being hedged was $2.2 million based on a sensitivity analysis. Changes in the market value of these derivative instruments have a high correlation to changes in the spot price of natural gas. This hypothetical adverse impact on natural gas derivative instruments would be more than offset by lower costs for natural gas purchases.

March 2003 natural gas future prices closed at over $9.00 per MMBtu in February 2003. As a result, we substantially reduced our North American production rates at the end of February 2003 and could make further reductions. The timing and extent to which we will resume normal production rates will depend on declines to natural gas costs from these levels and/or increases to nitrogen products and methanol selling prices.

Natural Gas Prices—United Kingdom Operations

To meet natural gas production requirements at our United Kingdom production facilities, we generally enter into one- or two-year gas supply contracts and fix prices for 20-80% of total volume requirements. Annual procurement requirements for U.K. natural gas are approximately 26 million MMBtu. As of December 31, 2002, we had fixed-price contracts for 18% of our expected 2003 U.K. natural gas requirements and none of our 2004 natural gas requirements. Our U.K. fixed-price contracts for 2003 natural gas were at prices $1.2 million lower than published prices for December 31, 2002 forward markets. We do not use derivative commodity instruments for our United Kingdom natural gas needs.

Interest Rate Fluctuations

It is our policy to limit the extent of uncapped, variable rate debt to no more than 50% of our total outstanding debt. We manage interest rate risk to reduce the potential volatility of earnings that may arise from changes in interest rates. The table below provides information about our financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. We had no financial derivatives outstanding at December 31, 2002.

Interest Rate Sensitivity

	Expected Maturity Date
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(in millions)
Long-Term Debt
Senior Notes fixed rate ($U.S)	$—	$—	$200.0	$—	$—	$—	$200.0	$219.2
Average interest rate	10.50%	10.50%	10.50%	—	—	—	—	—
Senior Secured Notes, fixed rate ($U.S.)	—	—	—	—	—	200.0	200.0	207.9
Average interest rate	12.88%	12.88%	12.88%	12.88%	12.88%	12.88%	—	—
Other debt, various rates ($U.S)	0.1	0.2	0.2	—	—	—	0.5	0.5
Average interest rate	9.73%	9.85%	10.08%	—	—	—	—	—

Total Long-Term Debt	$0.1	$0.2	$200.2	$—	$—	$200.0	$400.2	$427.6

Short-Term Borrowings
Revolving credit facility, notional amount ($U.S.)	$175.0	$175.0	$175.0	—	—	—	—	—
Variable interest rate: LIBOR based	4.15%	4.15%	4.15%	—	—	—	—	—

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America for reporting purposes. The preparation of these financial statements requires us to make estimates and judgments that affect the amount of assets, liabilities, revenues and expenses at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that reflect significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Our critical accounting policies are described below.

Impairments of long-lived assets—We will record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of these items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions.

Estimates of future cash flows are subject to significant uncertainties and assumptions. Accordingly, actual results could vary significantly from such estimates.

Pension assets and liabilities—Pension assets and liabilities are affected by the estimated market value of plan assets, estimates of the expected return on plan assets and discount rates. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension expense ultimately recognized.

Post-retirement benefits—Post-retirement benefits are determined on an actuarial basis and are affected by assumptions including the discount rate and expected trends in health care costs. Changes in the discount rate and differences between actual and expected health care costs will affect the recorded amount of post-retirement benefits expense ultimately recognized.

Revenue recognition—Revenue is recognized when title to finished product passes to the customer. Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts and trade allowances. Revenue includes amounts paid by customers for shipping and handling.

Deferred income taxes—Deferred income tax assets and liabilities are based on the differences between the financial statement carrying amounts and tax bases as well as temporary differences resulting from differing treatment of items for tax and accounting purposes. Deferred tax assets are regularly reviewed for recoverability and a valuation allowance is established based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If we continue to operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, a valuation allowance against all or a significant portion of our deferred tax assets may be required.

Inventory valuation—Inventories are stated at the lower of cost and estimated net realizable value. The average cost of inventories is determined using the first-in, first-out method. The nitrogen and methanol industries are characterized by rapid change in both demand and pricing. Rapid declines in demand could result in temporary or permanent curtailment of production, while rapid declines in price could result in a lower cost or market adjustment.

Derivatives and financial instruments—Terra accounts for derivatives in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting from Derivative Instruments and Hedging Activities.” SFAS No. 133 requires the recognition of derivatives in the balance sheet and the measurement of these instruments at fair value. Changes in the fair value of derivatives are recorded in earnings unless the normal purchase or sale exception applies or hedge accounting is elected.

RESULTS OF CONTINUING OPERATIONS—2002 COMPARED WITH 2001

Consolidated Results

We reported a 2002 loss from continuing operations of $36.2 million on revenues of $1,044 million compared with a loss of $77.7 million on revenues of $1,037 million in 2001. Basic and diluted loss per share for 2002 was $0.48 compared with $1.03 for 2001. The decline in the 2002 loss was primarily related to lower natural gas costs, increased sales volumes, the change in accounting that eliminated goodwill amortization and the absence of 2001 product recall costs, partially offset by lower product prices.

We classify our operations into two business segments: Nitrogen Products and Methanol. The Nitrogen Products segment represents the sale of nitrogen products including that produced at our ammonia manufacturing and upgrading facilities. The Methanol segment represents wholesale sales of methanol including that produced at our two methanol manufacturing facilities.

Total revenues and operating income (loss) by segment for the years ended December 31, 2002 and 2001 follow:

	2002	2001
	(in thousands)
REVENUES:
Nitrogen Products	$883,971	$863,512
Methanol	158,458	169,098
Other revenues	1,554	4,700

	$1,043,983	$1,037,310

OPERATING INCOME (LOSS):
Nitrogen Products	$(9,351)	$(48,476)
Methanol	7,325	(11,739)
Other expense—net	(3,381)	(1,603)

	$(5,407)	$(61,818)

Nitrogen Products

Volumes and prices for 2002 and 2001 follow:

	Volumes and Prices
	2002		2001
	Sales Volumes	Average Unit Price*	Sales Volumes	Average Unit Price*
	(quantities in thousands of tons)
Ammonia	1,504	$147	1,195	$187
Nitrogen solutions	3,966	73	3,296	97
Urea	633	121	451	142
Ammonium nitrate	912	119	682	127

*	After deducting outbound freight costs

Nitrogen products revenues increased by $20 million to $884 million for 2002 compared with $864 million in 2001. Selling prices declined $178 million as the result in increased nitrogen fertilizer supplies in contrast to 2001 when high natural gas costs resulted in industry-wide production curtailments. The revenue shortfall from lower prices was more than offset by higher 2002 volumes compared to 2001. Sales volumes in 2001 were depressed due to lower productions rates, reduced demand in response to high prices and increased competition from imports.

The nitrogen products segment reported operating losses of $9.4 million and $48.5 million for 2002 and 2001, respectively. Approximately $8.5 million of the improvement to operating results was due to lower natural gas costs and higher productions rates, net of declines in selling prices. In addition, 2001 costs included $16.6 million of goodwill amortization that was eliminated in 2002 through an accounting change and a $14 million charge for product claims costs.

As compared to 2001, the effect of lower 2002 selling prices was partially offset by a $122 million reduction to natural gas costs and higher production rates. Natural gas costs, net of $6.3 million of forward pricing gains, declined to $3.03/MMBtu in 2002 from $3.93/MMBtu in 2001. During 2002, our nitrogen production was 97% of capacity compared to 81% in 2001. The higher capacity utilization reduced the average cost of production by spreading fixed costs over increased volumes. Production volumes in 2001 were curtailed in response to high natural gas costs, reduced customer demand and increased competition from imports.

Methanol

Methanol revenues were $158 million compared with $169 million for the years ended December 31, 2002 and 2001, respectively. Sales volumes increased 5% from prior-year levels, to 327 million gallons, but selling prices declined to $0.49 per gallon in 2002 from $0.56 per gallon in 2001.

The methanol segment reported operating income of $7 million for 2002 compared to an operating loss of $12 million for 2001. The improvement to operating results was primarily due to lower costs and increased volumes that were only partially offset by lower prices. The major cost decrease was to natural gas costs that, net of $3.6 million of forward pricing gains, declined to $3.08/MMBtu during 2002 from $4.04/MMBtu in 2001. As compared to 2001, the reduction to natural gas costs reduced total 2002 methanol production costs by about $28 million. Other cost declines resulted from lower unit costs for purchased methanol, an increase in production rates from 89% of capacity in 2001 to 101% in 2002 and accounting changes that eliminated $2.2 million of 2001 goodwill amortization.

Other Operating Activities—Net

We had $3.4 million of losses from other operating activities in 2002 compared to $1.6 million in 2001. These losses represent charges for amortization of deferred financing costs and legal fees related to general corporate activities not allocable to any particular business segment.

Interest Expense—Net

Net interest expense was $53 million in 2002 compared with $50 million in 2001. Interest expense was $0.2 million higher in 2002; however, interest income declined $2.8 million as the result of lower invested cash and lower interest rates.

Minority Interest

Minority interest represents interest in the earnings of the publicly held common units of Terra Nitrogen Company, L.P. (TNCLP). Minority interest charges totaled $1.5 million in 2002 compared to $2.2 million of minority interest benefits in 2001. These amounts are directly related to TNCLP’s results of operations.

Income Taxes

Income tax benefits were recorded at an effective rate of 40% for 2002 compared with 29% for 2001. The increase in the 2002 benefit rate reflects the absence of non-deductible goodwill amortization in 2002 and foreign income tax adjustments during 2001.

RESULTS OF CONTINUING OPERATIONS—2001 COMPARED WITH 2000

Consolidated Results

We reported a 2001 loss from continuing operations of $77.7 million on revenues of $1,037 million compared with a loss of  $10.2 million on revenues of $1,001 million in 2000. Basic and diluted loss per share for 2001 was $1.03 compared with $0.14 for 2000. The increase in the 2001 loss was primarily related to higher natural gas costs, lower sales volumes, and product recall costs, partially offset by higher product prices.

Total revenues and operating income (loss) by segment for the years ended December 31, 2001 and 2000 follow:

	2001	2000
	(in thousands)
REVENUES:
Nitrogen Products	$863,512	$916,959
Methanol	169,098	136,781
Other revenues	4,700	9,270

	$1,037,310	$1,063,010

OPERATING INCOME (LOSS):
Nitrogen Products	$(48,476)	$28,639
Methanol	(11,739)	12,395
Other expense—net	(1,603)	1,773

	$(61,818)	$42,807

Nitrogen Products

Volumes and prices for 2001 and 2000 follow:

	Volumes and Prices
	2001		2000
	Sales Volumes	Average Unit Price*	Sales Volumes	Average Unit Price*
	(quantities in thousands of tons)
Ammonia	1,195	$187	1,418	$162
Nitrogen solutions	3,296	97	3,990	79
Urea	451	142	474	136
Ammonium nitrate	682	127	1,000	118

*	After deducting outbound freight costs

Nitrogen products revenues declined by $53.5 million to $864 million for 2001 compared with 2000, primarily as a result of lower sales volumes for all products. Sales volumes declined as the result of lower production rates, fewer planted acres of corn, wheat and other crops and reduced application rates because of low grain prices and high fertilizer costs. Sales volumes of ammonium nitrate, which is the primary form of fertilizer we sell in the United Kingdom, were also reduced as the result of foot and mouth disease. A substantial portion of the revenue shortfall from lower sales volumes was offset by higher 2001 prices as compared to 2000. Price increases were realized primarily during the first half of 2001 as the result of lower nitrogen supplies caused by industry-wide production curtailments beginning during the second half of 2000 in response to unprecedented increases to natural gas costs.

As compared to 2000, higher 2001 selling prices offset the effect of higher natural gas costs. Natural gas costs, net of forward pricing gains or losses, increased to $3.93/MMBtu in 2001 from $3.02/MMBtu in 2000. Forward pricing contracts reduced 2001 natural gas costs by $5.5 million.

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

Methanol

Methanol revenues were $169 million and $136.8 million for the years ended December 31, 2001 and 2000, respectively. Average methanol sales prices increased to $0.56 per gallon in 2001 from $0.53 per gallon in 2000 primarily as the result of higher natural gas costs and a decrease in domestic supplies during the first half of 2001. Methanol sales volumes increased by 21% to 310 million gallons for 2001 compared with 2000, primarily as the result of expanding our customer base to match our total production capacities.

The methanol segment reported an operating loss of $12 million for 2001 compared to operating income of $12.4 million for 2000. The decline in operating results was primarily due to higher natural gas costs that, including forward pricing gains or losses, increased total 2001 costs by about $25 million. Average natural gas costs in our methanol business increased to $4.04/MMBtu in 2001 from $3.06/MMBtu during 2000. Forward pricing contracts increased 2001 natural gas costs by $3.6 million.

Other Income—Net

We had $1.6 million of losses from other operating activities in 2001 compared to $1.8 million of other operating income in 2000. The 2001 loss represents increased amortization of deferred financing costs and increased legal fees related to general corporate activities not allocable to any particular business segment.

Insurance settlement costs

During 2000, we incurred $6 million of legal and other professional fees in connection with a lawsuit to recover costs from the 1994 explosion at our Port Neal facility. These expenses were related to the insurance recovery gain reported in our 1997 financial statements and, consequently, were excluded from the determination of 2000 operating income.

Interest Expense—Net

Net interest expense was $50 million in 2001 compared with $47.6 million in 2000. Interest expense increased $1.9 million due to higher interest rates associated with $200 million of long-term debt issued in October 2001 and an additional $1.4 million due to a thirty-day waiting period from issuance of the new debt before existing debt balances could be repaid.

Minority Interest

Minority interest represents interest in the earnings of the publicly held common units of Terra Nitrogen Company, L.P. (TNCLP). Minority interest benefits totaled $2.2 million in 2001 compared to $5.4 million of minority interest charges in 2000. These amounts are directly related to TNCLP losses and earnings.

Income Taxes

Income tax benefits were recorded at an effective rate of 29% for 2001 compared with 37% for 2000. The decline in the benefit rate for 2001 is due to expense provisions and reserves taken for financial reporting purposes that will not be deductible for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

Our primary uses of funds will be to fund our working capital requirements, make payments on our debt and other obligations and make plant turnarounds and capital expenditures. The principal sources of funds will be cash flow from operations and borrowings under available bank facilities.

March 2003 natural gas future prices closed at over $9.00 per MMBtu in February 2003. As a result, we substantially reduced our North American production rates at the end of February 2003 and could make further reductions. The timing and extent to which we will resume normal production rates will depend on declines to natural gas costs from these levels and/or increases to nitrogen products and methanol selling prices. Failure to resume normal production rates would adversely affect results of operations and net cash flows from operating activities and could affect our ability to meet the covenants of our bank facilities.

Net cash provided by 2002 operations was $146.2 million, composed of $41.9 million of cash provided from operating activities plus $104.3 million from declines in working capital balances. The decline to net working capital balances reflected $40 million of customer prepayments and unusually high inventory balances at December 31, 2001 as the result of reduced demand during the 2001 first half and customer reluctance to buy product in the 2001 second half because of concerns over 2002 demand. Cash provided from operating activities was $163.3 million more than in 2001 as the result of higher 2002 operating income and the decline in net working capital.

During 2001, we issued $200 million of senior secured notes due 2008. These notes will mature on October 15, 2008, and bear interest at a rate of 12 7/8%, payable semi-annually. They are unconditionally guaranteed by Terra Industries Inc. and its wholly owned U.S. subsidiaries. These notes and guarantees are secured by a first priority security interest in our ownership and leasehold interest in substantially all of the real property, machinery and equipment owned or leased by Terra Capital, Inc. and the guarantors and certain other assets. The Indenture governing these notes contains covenants that limit, among other things, our ability to: incur additional debt, pay dividends on common stock of Terra Industries Inc. or repurchase shares of such common stock, make investments (other than in Terra Capital, Inc. or any guarantor), use assets as security in other transactions, sell any of our principal production facilities or sell other assets outside the ordinary course of business, enter into transactions with affiliates, limit dividends or other payments by our restricted subsidiaries to us, enter into sale and leaseback transactions, engage in other businesses, sell all or substantially all of our assets or merge with or into other companies, and reduce our insurance coverage. In addition, we are obligated to offer to repurchase these notes upon a Change of Control (as defined in the Indenture) at a cash price equal to 101% of the aggregate principal amount outstanding at that time, plus accrued interest to the date of purchase. The Indenture governing these notes contains events of default and remedies customary for a financing of this type. Offering proceeds, existing cash balances and revolving credit lines were used to retire $159 million of senior notes and $99 million of bank term notes due in 2003.

We have a $175 million revolving credit facility that expires in June 2005. Borrowing availability under the credit facility is generally based on eligible cash balances, 85% of eligible accounts receivable and 60% of eligible finished goods inventory, less outstanding letters of credit. At December 31, 2002, we had no outstanding revolving credit borrowings and $21 million in outstanding letters of credit, resulting in remaining borrowing availability of approximately $124 million under the facility. We are required under the credit facility to maintain $30 million minimum borrowing availability at all times. We expect the facility to be adequate to meet our operating cash needs. The credit facility also requires that we adhere to certain limitations on additional debt, capital expenditures, acquisitions, liens, asset sales, investments, prepayments of subordinated indebtedness, changes in lines of business and transactions with affiliates. In addition, if borrowing availability declines below $60 million, we are required to have generated $60 million of operating cash flows, or earnings before interest, income taxes, depreciation, amortization and other non-cash items (as defined in the credit facility) for the preceding four quarters. The amount of operating cash flows to measure credit facility compliance is different than amounts that can be derived from Terra’s financial statements. For the years ending December 31, 2002 and 2001, operating cash flows as defined in the credit facility were $91 million and $66 million, respectively. Failure to meet these covenants would require us to incur additional costs to amend the bank facilities or could result in termination of the facilities.

Contractual obligations and commitments to make future payments were as follows at December 31, 2002:

	Payments Due In
	Less than One Year	Two to Three Years	Four to Five Years	Thereafter
	(in millions)
Long-term debt	$0.1	$200.4	$—	$200.0
Operating leases	14.5	21.9	18.0	14.0
Capital lease obligations	0.2	0.4	—	—
Purchase obligations	15.9	—	—	—

Total	$30.7	$222.7	$18.0	$214.0

During 2002 and 2001, we funded plant and equipment purchases of $25 million and $15 million, respectively, primarily for replacement or stay-in-business capital needs. We expect 2003 plant and equipment purchases to be less than $30 million consisting primarily of the expenditures for routine replacement of equipment at manufacturing facilities.

Plant turnaround costs represent cash used for the periodic scheduled major maintenance of our continuous process production facilities that is performed at each plant generally every two years. We funded $24 million and $30 million of plant turnaround costs in 2002 and 2001. We estimate 2003 plant turnaround costs will approximate $30 million.

Our pension liabilities were $226 million at December 31, 2002, which was $91 million higher than pension plan assets. The pension liability was computed based on a 6.3% discount rate based on yields for high-quality corporate bonds (Moody’s Investor Service “AA” rated or equivalent) with a maturity approximating the duration of our pension liability. Future declines in comparable bond yields would increase our pension liability and future increases in bond yields would decrease our pension liability. Our net pension liability, after deduction of plan assets, could also increase or decrease depending on the extent that returns on pension plan assets are lower or higher than the 6.3% discount rate. Our cash contributions to pension plans were $7 million in 2002 and are estimated at $7 million in 2003, $20 million in 2004, $15 million in 2005 and $7 million in 2006. Actual contributions for 2004 and beyond could vary depending on actual returns for plan assets, legislative changes to pension funding requirements and plan amendments.

Expenditures related to environmental, health and safety regulation compliance are primarily composed of operating costs that totaled $9.7 million in 2002. Because environmental, health and safety regulations are expected to continue to change and generally to be more restrictive than current requirements, the costs of compliance will likely increase. We do not expect compliance with such regulations will have a material adverse effect on the results of operations, financial position or net cash flows.

We incurred $1.5 million of 2002 capital expenditures to ensure compliance with environmental, health and safety regulations. We may be required to install additional air and water quality control equipment, such as low nitrous oxide burners, scrubbers, ammonia sensors and continuous emission monitors to continue to achieve compliance with Clean Air Act and similar requirements. These equipment requirements typically apply to competitors as well. We estimate that the cost of complying with these existing requirements in 2003 and beyond will be less than $20 million.

On December 17, 1997, we announced that we were resuming purchases of common units of TNCLP on the open market and through privately negotiated transactions. We acquired 183,500 and 316,500 common units during 2001 and 2000, respectively. Additional purchases of TNCLP common units are restricted under the terms of our revolving credit agreement as described therein.

During 2002, 2001 and 2000, we distributed $1.8 million, $2.0 million and $1.1 million, respectively, to the minority TNCLP common unitholders. TNCLP distributions are based on “Available Cash” (as defined in the Partnership Agreement).

Cash balances at December 31, 2002 were $58.5 million, all of which is unrestricted.

RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board issued Statement No. 143, “Accounting for Asset Retirement Obligations” (FAS 143). This standard requires us to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and effective for our fiscal year 2003. We do not expect the impact, if any, arising from adoption of this standard to be material to our financial position.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections”. SFAS 145 concludes that debt extinguishment used as part of a company’s risk management strategy should not be classified as an extraordinary item. SFAS 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Terra believes that adoption of this standard will not have a significant impact, if any, to our financial position.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”. SFAS 148 amends SFAS No. 123 “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This standard was effective for Terra’s fiscal year-end 2002.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No 45, “Guarantor’s Accounting and Disclosure Requirements, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 also expands the disclosure to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. The provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for Terra in 2003. Terra believes that FIN 45 will not have a significant impact, if any, to our financial position.

PENDING CHANGE OF CONTROL

Anglo American plc, through a wholly-owned subsidiary, owns 48.8% of our outstanding shares. Anglo American has announced its intention to dispose of its interest in Terra with the timing based on market and other considerations.

FORWARD-LOOKING PRECAUTIONS

Information contained in this report, other than historical information, may be considered forward-looking. Forward-looking information reflects management’s current views of future events and financial performance that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially include, but are not limited to, the following: changes in financial markets, general economic conditions within the agricultural industry, competitive factors and price changes (principally, sales prices of nitrogen and methanol products and natural gas costs), changes in product mix, changes in the seasonality of demand patterns, changes in weather conditions, changes in agricultural regulations, and other risks detailed in the “Factors that Affect Operating Results” section of this discussion.

TERRA INDUSTRIES INC.

2002 ANNUAL REPORT

FINANCIAL SECTION

TABLE OF CONTENTS

Financial Review

Consolidated Statements of Financial Position

Consolidated Statements of Operations

Consolidated Statements of Cash Flows

Consolidated Statements of Changes in Stockholders’ Equity

Notes to the Consolidated Financial Statements

Responsibility for Financial Statements

Independent Auditors’ Report

Quarterly Production Data

Quarterly Financial and Stock Market Data

Volumes and Prices

Stockholders

Financial Summary

Directors and Management

Investor Information

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At December 31,
	2002	2001
	(in thousands)
ASSETS
Cash and short-term investments	$58,479	$7,125
Accounts receivable, less allowance for doubtful accounts of $135 and $936	101,013	101,363
Inventories	88,598	110,027
Other current assets	31,201	35,142

Total current assets	279,291	253,657

Property, plant and equipment, net	790,475	824,982
Deferred plant turnaround costs	29,177	23,062
Excess of cost over net assets of acquired businesses	—	206,209
Other assets	29,167	28,133

Total assets	$1,128,110	$1,336,043

LIABILITIES
Debt due within one year	$143	$68
Accounts payable	94,916	75,077
Accrued and other liabilities	98,330	42,134

Total current liabilities	193,389	117,279

Long-term debt and capital lease obligations	400,358	436,534
Deferred income taxes	72,748	112,645
Pension liabilities	60,722	30,125
Other liabilities	44,197	39,514
Minority interest	98,832	99,167
Commitments and contingencies (Note 12)	—	—

Total liabilities and minority interest	870,246	835,264

Stockholders’ Equity
Capital stock
Common Shares, authorized 133,500 shares; 76,920 and 76,451 shares outstanding	128,654	128,363
Paid-in capital	555,167	554,850
Accumulated other comprehensive loss	(63,668)	(78,470)
Retained deficit	(362,289)	(103,964)

Total stockholders’ equity	257,864	500,779

Total liabilities and stockholders’ equity	$1,128,110	$1,336,043

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2002	2001	2000
	(in thousands, except per-share amounts)
Revenues
Net sales	$1,042,429	$1,032,610	$1,053,452
Other income, net	1,554	4,700	9,558

	1,043,983	1,037,310	1,063,010

Cost and Expenses
Cost of sales	1,009,970	1,047,219	975,966
Selling, general and administrative expense	39,420	37,886	44,237
Product claim costs	—	14,023	—

	1,049,390	1,099,128	1,020,203

Income (loss) from operations	(5,407)	(61,818)	42,807
Insurance settlement costs	—	—	(5,968)
Interest income	543	3,364	3,869
Interest expense	(53,800)	(53,594)	(51,511)
Minority interest	(1,510)	2,247	(5,379)

Loss from continuing operations before income taxes	(60,174)	(109,801)	(16,182)
Income tax benefit	(24,000)	(32,088)	(6,000)

Loss from continuing operations	(36,174)	(77,713)	(10,182)
Discontinued operations, net of income taxes of $9.5 million (Note 12)	(16,183)	—	—
Cumulative effect of change in accounting principle (Note 2)	(205,968)	—	—
Extraordinary loss on early retirement of debt, net of income taxes	—	(2,130)	—

Net Loss	$(258,325)	$(79,843)	$(10,182)

Basic and Diluted Loss Per Share:
Continuing operations	$(0.48)	$(1.03)	$(0.14)
Discontinued operations	(0.22)	—	—
Cumulative effect of change in accounting principle	(2.73)	—	—
Extraordinary loss on early retirement of debt	—	(0.03)	—

Net Loss Per Share	$(3.43)	$(1.06)	$(0.14)

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2002	2001	2000
	(in thousands)
Operating Activities
Net loss	$(258,325)	$(79,843)	$(10,182)
Adjustments to reconcile net loss to net cash flows from operating activities:
Loss from discontinued operations	16,183	—	—
Cumulative effect of change in accounting principle	205,968	—	—
Extraordinary loss on early retirement of debt	—	2,130	—
Depreciation and amortization	105,856	130,772	125,630
Deferred income taxes	(29,246)	(32,533)	1,881
Minority interest in earnings (loss)	1,510	(2,247)	5,379
Change in current assets and liabilities:
Accounts receivable	2,929	4,184	(7,644)
Inventories	24,263	(10,635)	28,388
Other current assets	9,567	(20,808)	13,981
Accounts payable	17,461	13,366	(22,978)
Accrued and other liabilities	52,931	(19,878)	11,078
Other	(2,861)	(354)	(1,975)

Net Cash Flows From Operating Activities	146,236	(15,846)	143,558

Investing Activities
Purchase of property, plant and equipment	(25,186)	(14,838)	(12,219)
Plant turnaround costs	(24,260)	(30,408)	(21,754)
Other	(7,203)	18,638	6,063

Net Cash Flows From Investing Activities	(56,649)	(26,608)	(27,910)

Financing Activities
Net short-term debt repayments	—	—	(6,000)
Issuance of long-term debt	—	200,000	—
Principal payments on long-term debt
and capital lease obligations	(36,101)	(236,752)	(7,107)
Stock issuance—net	608	180	7
Distributions to minority interests	(1,846)	(2,028)	(1,119)
Repurchase of TNCLP common units	—	(1,671)	(2,414)
Deferred financing costs	(1,173)	(11,442)	(6,697)

Net Cash Flows from Financing Activities	(38,512)	(51,713)	(23,330)

Effect of Exchange Rate Changes on Cash	279	(133)	(683)

Increase (Decrease) in Cash and Short-Term Investments	51,354	(94,300)	91,635
Cash and Short-Term Investments at Beginning of Year	7,125	101,425	9,790

Cash and Short-Term Investments at End of Year	$58,479	$7,125	$101,425

Supplemental disclosure of cash flow information:
Interest Paid	$54,267	$50,130	$50,851

Income Taxes Received	$5,292	$288	$14,058

Supplemental schedule of non-cash investing and financing activities:
Capital Lease Obligations	$292	$366	$—

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Comprehensive Income (Loss)	Capital Stock		Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total
		Shares	Amount
	(in thousands)
January 1, 2000		75,309	$127,890	$552,903	$(9,852)	$(13,939)	$657,002

Comprehensive Loss
Net loss	$(10,182)	—	—	—	—	(10,182)	(10,182)
Foreign currency translation adjustments	(38,263)	—	—	—	(38,263)	—	(38,263)

Total	$(48,445)

Exercise of stock options, net		5	5	2	—	—	7
Stock Incentive Plan		571	388	1,845	—	—	2,233

December 31, 2000		75,885	$128,283	$554,750	$(48,115)	$(24,121)	$610,797

Comprehensive Income (Loss)
Net loss	$(79,843)	—	—	—	—	(79,843)	(79,843)
Foreign currency translation adjustments	(14,957)	—	—	—	(14,957)	—	(14,957)
Cumulative effect of change in accounting for derivative financial instruments	31,400	—	—	—	31,400	—	31,400
Income tax effect of change in accounting	(10,990)	—	—	—	(10,990)	—	(10,990)
Change in fair value of derivatives, net of taxes of $13,752	(24,922)	—	—	—	(24,922)	—	(24,922)
Minimum pension liability, net of taxes of $7,257	(10,886)	—	—	—	(10,886)	—	(10,886)

Total	$(110,198)

Exercise of stock options, net		80	80	100	—	—	180
Stock Incentive Plan		486	—	—	—	—	—

December 31, 2001		76,451	$128,363	$554,850	$(78,470)	$(103,964)	$500,779

Comprehensive Income (Loss)
Net loss	$(258,325)	—	—	—	—	(258,325)	(258,325)
Foreign currency translation adjustments	24,514	—	—	—	24,514	—	24,514
Change in fair value of derivatives, net of taxes of $5,414	8,490	—	—	—	8,490	—	8,490
Minimum pension liability, net of taxes of $10,053	(18,202)	—	—	—	(18,202)	—	(18,202)

Total	$(243,523)

Exercise of stock options, net		26	26	11	—	—	37
Stock Incentive Plan		443	265	306	—	—	571

December 31, 2002		76,920	$128,654	$555,167	$(63,668)	$(362,289)	$257,864

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

Foreign exchange:

Results of operations for the foreign subsidiaries are translated using average currency exchange rates during the period; assets and liabilities are translated using current rates. Resulting translation adjustments are recorded as foreign currency translation adjustments in accumulated other comprehensive income in stockholders’ equity.

Cash and short-term investments:

Terra considers short-term investments with an original maturity of three months or less to be cash equivalents, which are reflected at their approximate fair value.

Inventories:

Inventories are stated at the lower of average cost and estimated net realizable value. The average cost of inventories is determined using the first-in, first-out method.

Property, plant and equipment:

Expenditures for plant and equipment additions, replacements and major improvements are capitalized. Related depreciation is charged to expense on a straight-line basis over estimated useful lives ranging from 15 to 22 years for buildings and 3 to 18 years for plants and equipment. Equipment under capital leases is recorded in property with the corresponding obligations in long-term debt. The amount capitalized is the present value at the beginning of the lease term of the aggregate future minimum lease payments. Maintenance and repair costs are expensed as incurred.

Plant turnaround costs:

Costs related to the periodic scheduled major maintenance of continuous process production facilities (plant turnarounds) are deferred and charged to product costs on a straight-line basis during the period until the next scheduled turnaround, generally two years.

Amortization expense of $24.3 million, $23.3 million and $28.6 million was recorded for the years ended December 31, 2002, 2001 and 2000, respectively.

Debt issuance costs:

The costs related to the issuance of debt are amortized over the life of the debt on a straight-line method, which approximates the effective interest method.

Amortization expense of deferred financing costs of $2.8 million, $3.1 million and $1.2 million was recorded for the years ended December 31, 2002, 2001 and 2000, respectively.

Excess of costs over net assets of acquired businesses:

Terra amortized costs in excess of fair value of net assets of businesses acquired using the straight-line method over periods ranging from 15 to 18 years. Unamortized costs were written off through a charge that was reported as the cumulative effect of accounting change during the 2002 first quarter. See Note 2—Cumulative Effect of Change in Accounting Principle.

Impairment of long-lived assets:

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment of Long-Lived Assets”, Terra reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows expected to result from the use of the asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on the difference between the carrying amount and the fair value of the asset. To date, no such impairment has occurred.

Derivatives and financial instruments:

Terra accounts for derivatives in accordance with SFAS No. 133 “Accounting from Derivative Instruments and Hedging Activities.” SFAS No. 133 requires the recognition of derivatives in the balance sheet and the measurement of these instruments at fair value. Changes in the fair value of derivatives are recorded in earnings unless the normal purchase or sale exception applies or hedge accounting is elected.

Terra enters into derivative instruments including futures contracts, swap agreements and purchased options to fix prices for a portion of future natural gas production requirements. Terra has designated, documented and assessed accounting for hedge relationships, which mostly resulted in cash flow hedges that require Terra to record the derivatives assets and liabilities at their fair value on the balance sheet with an offset in other comprehensive income (“OCI”). Hedge ineffectiveness is recorded in earnings. Amounts are removed from other comprehensive income as the underlying transactions occur and realized gains or losses are recorded.

Accumulated other comprehensive (income) loss:

Accumulated other comprehensive loss consisted of the following at December 31:

	2002	2001
	(in thousands)
Foreign currency translation adjustment	$38,558	$63,072
Derivatives, net of taxes of ($2,652) and $2,763	(3,978)	4,512
Minimum pension liability, net of taxes of $17,310 and $7,257	29,088	10,886

Total	$63,668	$78,470

Revenue recognition:

Revenue is recognized when title to finished product passes to the customer. Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts and trade allowances. Revenues include amounts paid by customers for shipping and handling.

Cost of sales and hedging transactions:

Realized gains and losses from hedging activities and premiums paid for option contracts are deferred and recognized in the month to which the hedged transactions relate (see Note 13—Derivative Financial Instruments).

Costs associated with settlement of natural gas purchase contracts and costs for shipping and handling are included in cost of sales.

Stock-based compensation:

Terra accounts for its employee stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, which utilizes the intrinsic value method. Terra follows the disclosure provisions and accounts for non-employee stock-based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.”

The pro forma impact on net loss and diluted loss per share of accounting for stock-based compensation using the fair value method required by SFAS 123, “Accounting for Stock-Based Compensation” follows:

	2002	2001	2000
	(in thousands, except per-share data)
Net loss
As reported	$(258,325)	$(79,843)	$(10,182)
Pro forma	(258,385)	(80,031)	(11,123)
Diluted loss per share
As reported	$(3.43)	$(1.06)	$(0.14)
Pro forma	(3.43)	(1.07)	(0.15)

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

Reclassifications:

Certain reclassifications have been made to prior years’ financial statements and notes to conform with current year presentation.

Recently issued accounting standards:

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This standard requires Terra to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and is effective for Terra’s fiscal year 2003. Terra does not expect the impact, if any, arising from the adoption of this standard to be material to our financial position.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections”. SFAS 145 concludes that debt extinguishment used as part of a company’s risk management strategy should not be classified as an extraordinary item. SFAS 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Terra does not expect the impact, if any, arising from the adoption of this standard to be material to our financial position.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This standard requires that Terra recognize a liability for a cost associated with an exit or disposal activity when the liability is incurred rather than recognition of the liability at the date of a commitment to an exit plan and is effective for exit or disposal activities that are initiated after December 31, 2002.

On December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”. SFAS 148 amends SFAS No. 123 “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effects of the method used on reported results. This standard was effective for Terra’s fiscal year-end 2002.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45 “Guarantor’s Accounting and Disclosure Requirements, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 also expands the disclosure to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. The provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for Terra in 2003. Terra believes that FIN 45 will not have a significant impact, if any, to our financial position.

2.	Cumulative Effect of Change in Accounting Principle

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”. These standards establish accounting and reporting for business combinations. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. Adoption of these standards on January 1, 2002 resulted in the determination that $206 million of assets classified as “Excess of cost over net assets of acquired businesses” suffered impairment and had no value. Consequently, these assets were written off through a charge that was reported as a change in accounting principle during the 2002 first quarter. A reconciliation of the historical impact of the change in accounting principle to earnings per share follows:

	2001	2000
	(in thousands, except per-share data)
Reported net loss	$(79,843)	$(10,182)
Goodwill amortization, net of taxes	18,829	19,413

Adjusted net income (loss)	$(61,014)	$9,231

Reported basic and diluted loss per share	$(1.06)	$(0.14)
Goodwill amortization, net of taxes	25	26

Adjusted basic and diluted income (loss) per share	$(0.81)	$0.12

3.	Earnings Per Share

The following table provides a calculation of Basic and Diluted Loss Per Share.

	2002	2001	2000
	(in thousands, except per-share data)
Basic and diluted loss per share computation:
Loss from continuing operations	$(36,174)	$(77,713)	$(10,182)
Loss from discontinued operations	(16,183)	—	—

Loss before change in accounting principle and extraordinary item	(52,357)	(77,713)	(10,182)
Cumulative effect of change in accounting principle	(205,968)	—	—
Extraordinary loss on debt retirement	—	(2,130)	—

Loss applicable to common shareholders	$(258,325)	$(79,843)	$(10,182)

Basic and diluted weighted average shares outstanding	75,349	75,118	74,707

Loss per share from continuing operations	$(0.48)	$(1.03)	$(0.14)
Loss per share from discontinued operations	(0.22)	—	—

Loss per share before change in accounting principle and extraordinary item	(0.70)	(1.03)	(0.14)
Cumulative effect of change in accounting principle	(2.73)	—	—
Extraordinary loss per share	—	(0.03)	—

Basic and diluted loss per share	$(3.43)	$(1.06)	$(0.14)

4.    Inventories

Inventories consisted of the following at December 31:

	2002	2001
	(in thousands)
Raw materials	$22,546	$27,904
Supplies	26,765	21,471
Finished goods	39,287	60,652

Total	$88,598	$110,027

5.    Other Current Assets

Other current assets consisted of the following at December 31:

	2002	2001
	(in thousands)
Prepaid insurance	$15,651	$13,405
Prepaid natural gas	—	5,520
Other current assets	15,550	16,217

Total	$31,201	$35,142

6.    Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following at December 31:

	2002	2001
	(in thousands)
Land	$13,669	$12,756
Buildings and improvements	56,258	54,891
Plant and equipment	1,249,373	1,207,890
Capital lease assets	633	279
Construction in progress	13,669	10,679

	1,333,602	1,286,495
Less accumulated depreciation and amortization	(543,127)	(461,513)

Total	$790,475	$824,982

7.    Product Claim Costs

Terra Nitrogen (U.K.) Limited was found liable for damages associated with May 1998 recalls of carbonated beverages containing carbon dioxide tainted with benzene, plus interest and attorney fees. Appeals against those judgments were unsuccessful. Certain other beverage manufacturers have indicated their intention to file claims for various and unspecified amounts. Management estimates total claims against Terra from these lawsuits may be £10 million, or $14 million when Terra, in 2001, established reserves to cover estimated losses.

Terra’s management believes it has recourse for these claims against both its insurer and the previous owner of Terra’s U.K. operations. Although management continues to pursue Terra’s rights against the insurer and the previous owner of Terra’s U.K. operations, there will be no income recognition for those rights until resolutions are finalized.

8.    Insurance Settlement Costs

During 2000, Terra incurred $6.0 million of legal and other professional fees in connection with a lawsuit to recover losses related to a 1994 explosion at Terra’s Port Neal facility. These costs were related to an insurance recovery gain reported in Terra’s 1997 financial statements, which was excluded from the determination of operating income.

9.    Current Maturities of Long-Term Debt and Capital Lease Obligations

Debt due within one year consisted of the following at December 31:

	2002	2001
	(in thousands)
Current maturities of long-term debt and capital lease obligations	$143	$68

Weighted average short-term borrowings	$—	$334

Weighted average interest rate	5.59%	6.56%

Terra has a $175 million revolving credit facility that expires June 30, 2005. The revolving credit facility is secured by substantially all of the assets of Terra Industries Inc. and its subsidiaries other than the assets collateralizing the Senior Secured Notes. Borrowing availability is generally based on 100% of eligible cash balances, 85% of eligible accounts receivable and 60% of eligible finished goods inventory less outstanding letters of credit issued under the facility. Borrowings under the revolving credit facility will bear interest at a floating rate, which can be either a base rate, or, at Terra’s option, a LIBOR rate, which was 4.15% at December 31, 2002. The base rate is the highest of 1) Citibank, N.A.’s base rate 2) the federal funds effective rate, plus one-half percent (0.50%) per annum and 3) the base three month certificate of deposit rate, plus one-half percent (0.50%) per annum, plus an applicable margin in each case. LIBOR loans will bear interest at LIBOR plus an applicable margin. The applicable margin for base rate loans and LIBOR loans are 1.75% and 2.75%, respectively, at December 31, 2002. The revolving credit facility requires an initial one-half percent (0.50%) commitment fee on the difference between committed amounts and amounts actually borrowed.

At December 31, 2002, Terra had no outstanding revolving credit borrowings and $20.9 million in outstanding letters of credit, resulting in remaining borrowing availability of approximately $124 million under the facility. Terra expects the facility to be adequate to meet operating cash needs. The credit facility also requires that Terra adhere to certain limitations on additional debt, capital expenditures, acquisitions, liens, asset sales, investments, prepayments of subordinated indebtedness, changes in lines of business and transactions with affiliates. If Terra’s borrowing availability falls below $60 million, Terra is required to have achieved minimum operating cash flows or earnings before interest, income taxes, depreciation, amortization and other non-cash items of $60 million during the most recent four quarters. The amount of operating cash flows to measure credit facility compliance is different than amounts that can be derived from Terra’s financial statements. For the years ending December 31, 2002 and 2001, operating cash flows as defined in the credit facility were $91 million and $66 million, respectively.

10.    Accrued and Other Liabilities

Accrued and other liabilities consisted of the following at December 31:

	2002	2001
	(in thousands)
Customer deposits	$40,500	$3,596
Payroll and benefit costs	6,243	4,090
Pension liabilities	7,062	6,811
Deferred taxes	11,718	5,301
Accrued jury award	10,139	—
Accrued interest	6,363	7,972
Other	16,305	14,364

Total	$98,330	$42,134

On January 29, 2003, a jury awarded $10.1 million to an individual whose distribution and crop consulting business was acquired by Terra in 1997. Terra recorded the charge to discontinued operations, net of taxes of $3.5 million in 2002. Terra, which sold its distribution business in 1999, plans to appeal the verdict.

11.    Long-Term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations consisted of the following at December 31:

	2002	2001
	(in thousands)
Senior Secured Notes, 12.875%, due 2008	$200,000	$200,000
Senior Notes, 10.5%, due 2005	200,000	200,000
Revolving credit facility, due 2005	—	36,277
Other	501	325

	400,501	436,602
Less current maturities	143	68

Total	$400,358	$436,534

On October 10, 2001, Terra Capital, Inc., (“TCAPI”) a wholly owned subsidiary of Terra Industries Inc., issued $200 million of 12.875% Senior Secured Notes due in 2008. The notes were priced at 99.43% to yield 13%. Fees and expenses of the transaction totaled $11.4 million. The proceeds were used to repay existing debt. The notes are secured by a first priority interest in ownership or leasehold interest in substantially all real property, machinery and equipment owned or leased by TCAPI and the guaranteeing subsidiaries, the limited partnership’s interest in Terra Nitrogen Company, L.P. (“TNCLP”) owned by TCAPI and the guaranteeing subsidiaries, and certain intercompany notes issued to TCAPI by non-guaranteeing subsidiaries.

Payment obligations under the Senior Secured Notes are fully and unconditionally guaranteed on a joint and several basis by Terra Industries Inc. (“Parent”) and its wholly owned U.S. subsidiaries (“the Guarantor Subsidiaries”). Terra Nitrogen, Limited Partnership, TNCLP and the Parent’s foreign subsidiaries do not guarantee the notes (see Note 21—Guarantor Subsidiaries for condensed consolidating financial information). The Parents’ ability to receive dividends from its subsidiaries is limited by the credit agreement to amounts required for the funding of operating expenses and debt service (not to exceed $40 million per year), income tax payments on the earnings of TCAPI and its subsidiaries and liabilities associated with discontinued operations (not to exceed $5 million per year). In addition, dividends to the Parent are permitted for the purpose of retiring the 10.5% Senior Notes due in 2005 or purchasing common units in TNCLP subject to credit agreement restrictions on such purchases.

The Indenture governing the Senior Secured Notes contains covenants that limit, among other things, Terra’s ability to: incur additional debt, pay dividends on common stock of Terra Industries Inc. or repurchase shares of such common stock, make investments (other than in Terra Capital or any guarantor), use assets as security in other transactions, sell any of Terra’s principal production facilities or sell other assets outside the ordinary course of business, enter into transactions with affiliates, limit dividends or other payments by Terra’s restricted subsidiaries, enter into sale and leaseback transactions, engage in other businesses, sell all or substantially all of Terra’s assets or merge with or into other companies, and reduce Terra’s insurance coverage. In addition, Terra is obligated to offer to repurchase these notes upon a Change of Control (as defined in the Indenture) at a cash price equal to 101% of the aggregate principal amount, plus accrued interest to the date of purchase. The Indenture governing these notes contains events of default and remedies customary for a financing of this type. Offering proceeds, existing cash balances and revolving credit lines were used to retire $159 million of senior notes and $99 million of bank term notes due in 2003.

The 10.5% unsecured Senior Notes are redeemable at Terra’s option, in whole or part, at any time at their principal amount, plus accrued interest.

Scheduled principal payments for each of the five years 2003 through 2007 are $0.1 million, $0.2 million, $200.2 million, $0 million and $0 million, respectively, and $200.0 million thereafter.

12.    Commitments and Contingencies

Terra and its subsidiaries are committed to various non-cancelable operating leases for equipment, railcars and production, office and storage facilities expiring on various dates through 2017. Total minimum rental payments are as follows:

(in thousands)
2003	$14,469
2004	12,020
2005	9,881
2006	7,506
2007	10,554
2008 and thereafter	13,995

Net minimum lease payments	$68,425

Total rental expense for continuing operations under all leases, including short-term cancelable operating leases, was $15.6 million, $15.3 million and $18.0 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Following is a summary of future minimum payments under capital leases, together with the present value of the net minimum payments as of December 31, 2002:

(in thousands)
2003	$180
2004	180
2005	179
2006	39

Total minimum lease payments	$578
Less amount representing interest	85

Total present value of minimum payments	493
Less current portion of such obligations	137

Long-term lease obligation	$356

The effective interest rates pertaining to the capital leases range from 6.8% to 13.9%.

Terra is liable for retiree medical benefits of employees of coal mining operations sold in 1993, under the Coal Industry Retiree Health Benefit Act of 1992, which mandated liability for certain retiree medical benefits for union coal miners. Terra has provided reserves adequate to cover the estimated present-value of these liabilities at December 31, 2002.

Terra’s discontinued operations reserves at December 31, 2002 totaled approximately $38 million, of which $26 million is attributable to expected future payments for the coal operation’s retirees and other former employees. Terra may recover a portion of these payments through its rights in bankruptcy against Harman Coal Company (a former coal subsidiary), and subject to damages received by Harman Coal Company through its on-going litigation with Massey Energy Company. No provision for such recoveries has been made in Terra’s financial statements.

Terra is involved in various legal actions and claims, including environmental matters, arising from the normal course of business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the results of Terra’s operations, financial position or net cash flows.

13.    Derivative Financial Instruments

Terra manages risk using derivative financial instruments for (a) changes in natural gas supply prices (b) interest rate fluctuations and (c) currency. Derivative financial instruments have credit risk and market risk.

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

SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” requires that all derivative instruments, whether designated in hedging relationships or not, be recorded in the balance sheet at fair value. If the derivative is designated as a fair value hedge, the change in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are recorded in other comprehensive income (OCI) and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. Terra has designated its natural gas derivative instruments as cash flow hedges. The effective portion of the cash flow hedge is deferred in OCI until the natural gas it relates to is purchased and used in production, at which time it is reclassified from OCI to earnings.

Natural Gas Prices—United Kingdom Operations—To meet natural gas production requirements at Terra’s United Kingdom production facilities, Terra enters into one- or two-year gas supply contracts with fixed prices for a portion of the supply to be delivered to our production facilities. As of December 31, 2002, Terra had fixed-price contracts for 18% of its 2003 United Kingdom natural gas requirements and none of its 2004 United Kingdom natural gas requirements. Terra does not use derivative financial instruments for its United Kingdom natural gas needs.

Natural Gas Prices—North American Operations—Natural gas supplies to meet production requirements at Terra’s production facilities are purchased at market prices. Natural gas market prices are volatile and Terra effectively fixes prices for a portion of its natural gas production requirements and inventory through the use of futures contracts, swaps and options. These contracts reference physical natural gas prices or appropriate NYMEX futures contract prices. Contract physical prices are frequently based on prices at the Henry Hub in Louisiana, the most common and financially liquid location of reference for financial derivatives related to natural gas. However, natural gas for Terra’s six production facilities is purchased at locations other than Henry Hub, which often creates a location basis differential between the contract price and the physical price of natural gas. Accordingly, the use of financial derivatives may not exactly offset the change in the price of physical gas. The contracts are traded in months forward and settlement dates are scheduled to coincide with gas purchases during that future period.

Annual consolidated production requirements are approximately 160 million MMBtu. Derivative contracts and firm purchase commitments were in place at December 31, 2002 to cover approximately 13% of 2003 natural gas requirements.

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

The following summarizes open natural gas derivative contracts at December 31, 2002 and 2001:

	2002		2001
	Contract MMBtu	Unrealized Gain	Contract MMBtu	Unrealized Loss
	(in thousands)
Swaps	5,520	$2,649	15,100	$(2,543)
Options	2,330	690	—	—

	7,850	$3,339	15,100	$(2,543)

Basis swaps	—	$—	797	$(28)

Gains and losses on settlement of these contracts and premium payments on option contracts are credited or charged to cost of sales in the month in which the hedged transaction closes. The risk and reward of outstanding natural gas positions are directly related to increases or decreases in natural gas prices in relation to the underlying NYMEX natural gas contract prices. Realized gains on closed contracts relating to future periods as of December 31, 2002 were $1.9 million. Cash flows related to natural gas hedging are reported as cash flows from operating activities.

Compared with spot prices, natural gas derivative activities reduced Terra’s 2002 natural gas costs by $16.3 million, increased 2001 natural gas costs by $15.2 million and reduced 2000 natural gas costs by $76.8 million.

Interest Rate Fluctuations—In 1997, Terra entered into interest rate swap agreements to fix the interest rate on $100 million of its floating rate obligations at an average base rate of approximately 6.05% per annum. The interest rate swap agreements that were designated as hedges expired December 31, 2002. The differential paid or received on interest rate swap agreements has been recognized as an adjustment to interest expense. Cash flows for the interest rate swap agreements are classified as cash flows from operations.

The following table presents the carrying amounts and estimated fair values of Terra’s derivative financial instruments at December 31, 2002 and 2001. SFAS 107, “Disclosures about Fair Value of Financial Instruments” defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Natural gas	$1.9	$5.2	$0.9	$(3.5)
Interest rate	—	—	—	(3.8)

The following methods and assumptions were used to estimate the fair value of each class of derivative financial instrument:

Natural gas futures, swaps, options and basis swaps: Estimated based on published referenced prices and quoted market prices from brokers.

Interest rate swap agreements: Estimated based on quotes from the market makers of these instruments.

On January 1, 2001, Terra adopted SFAS 133 which resulted in a cumulative $23.3 million increase to current assets, a $9.2 million reduction to current liabilities, a $1.1 million increase in long-term debt and a $31.4 million increase, before deferred taxes of $11.0 million, to accumulated OCI, which reflected the effective portion of the derivatives designated as cash flow hedges. The increase to current assets was to recognize the value of open natural gas contracts, the reduction to current liabilities was to reclassify deferred gains on closed contracts relating to future periods and the increase to long-term debt related to interest rate hedges.

On December 31 the fair value of derivatives resulted in the following increases (decreases) to reflect the effective portion of the derivatives designated as cash flow hedges:

	2002	2001
	(in thousands)
Current assets	$7,349	$(2,571)
Current liabilities	(2,764)	912
Long-term liabilities	(3,791)	3,791
Deferred income tax liability	5,414	(2,762)
Accumulated other comprehensive income (loss)	8,490	(4,512)

The increase (decrease) to current assets was to recognize the value of open natural gas contracts; the increase (decrease) to current liabilities was to reclassify deferred gains or losses on closed contracts relating to future periods and the increase to long-term debt related to interest rate hedges.

14.	Financial Instruments and Concentrations of Credit Risk

The following table presents the carrying amounts and estimated fair values of Terra’s financial instruments at December 31, 2002 and 2001. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financial Assets
Cash and short-term investments	$58.5	$58.5	$7.1	$7.1
Receivables	101.0	101.0	101.4	101.4
Equity and other investments	2.5	2.5	2.2	2.2
Other assets	—	—	0.8	0.8
Financial Liabilities
Long-term debt	400.4	427.6	436.5	446.1

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and receivables: The carrying amounts approximate fair value because of the short maturity of those instruments.

Equity and other investments: Investments in untraded companies are valued on the basis of management’s estimates and, when available, comparisons with similar companies whose shares are publicly traded.

Other assets: The amounts reported relate to notes receivable obtained from sale of previous operating assets. The fair value is estimated based on current interest rates and repayment terms of the individual notes.

Short-term borrowings and long-term debt: The fair value of Terra’s short-term borrowings and long-term debt is estimated by discounting expected cash flows at the rates currently offered for debt of the same remaining maturities.

Concentration of Credit Risk—Terra is subject to credit risk through trade receivables and short-term investments. Although a substantial portion of its debtors’ ability to pay depends upon the agribusiness economic sector, credit risk with respect to trade receivables generally is minimized due to its geographic dispersion. Short-term cash investments are placed in short duration corporate and government debt securities funds with well-capitalized, high quality financial institutions.

Financial Instruments—At December 31, 2002, Terra had letters of credit outstanding totaling $20.9 million, guaranteeing various insurance and financing activities.

15.	Stockholders’ Equity

Terra allocates $1.00 per share upon the issuance of Common Shares to the Common Share capital account. The Common Shares have no par value. At December 31, 2002, 2.9 million Common Shares were reserved for issuance upon award of restricted shares and exercise of employee stock options.

Terra has authorized 16,500,000 Trust Shares for issuance. There were no Trust Shares outstanding at December 31, 2002.

16.	Stock-Based Compensation

Terra accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees”, which utilizes the intrinsic value method. Compensation expense (income) related to stock-based compensation was $0.9 million, $(0.7) million and $1.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Terra’s Stock Incentive Plan of 2002 authorized granting directors and key employees awards in the form of options, rights, performance units or restricted stock. The aggregate number of Common Shares that may be subject to awards under the plan may not exceed 3.5 million shares. There were no outstanding rights or performance units at December 31, 2002. Options generally may not be exercised prior to one year or more than 10 years from the date of grant. Stock options and restricted shares vest over specified periods, or in some cases upon the attainment, prior to a termination date, of pre-established market price objectives for Terra’s Common Shares. The restricted shares are entitled to normal voting rights and earn dividends as declared during the performance periods. At December 31, 2002, 2.9 million Common Shares were available for grant under the 2002 Plan.

A summary of Terra’s stock-based compensation activity related to stock options for the years ended December 31 follows:

	2002		2001		2000
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
	(options in thousands)
Outstanding—beginning of year	2,084	$5.19	2,256	$5.16	3,015	$6.76
Expired/terminated	401	5.03	92	6.98	754	11.71
Exercised	26	1.43	80	2.47	5	1.43

Outstanding—end of year	1,657	$5.28	2,084	$5.19	2,256	$5.16

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
(options in thousands)
$1.00 $ 3.99	1,270	7.00 years	$3.46	1,160	$3.61
4.00 7.99	9	6.00	7.81	6	7.81
8.00 14.99	378	2.91	11.36	378	11.36

Total	1,657	6.06	$5.28	1,544	$5.53

There were 1,597,000 and 1,258,000 options exercisable at December 31, 2001 and 2000, respectively. No options were granted during 2002, 2001 and 2000.

There were 599,000 restricted shares granted during 2002 with a weighted average fair value of $1.84, 591,000 restricted shares granted during 2001 with a weighted average fair value of $2.92 per share and 699,000 restricted shares granted during 2000 with a weighted average fair value of $2.14 per share. In 2001, 105,900 shares previously awarded at a weighted average fair value of $14.60 per share were forfeited by the recipients.

The pro forma impact on net loss and diluted loss per share of accounting for stock-based compensation using the fair value method required by SFAS 123, “Accounting for Stock-Based Compensation” follows:

	2002	2001	2000
	(in thousands, except per-share data)
Net loss
As reported	$(258,325)	$(79,843)	$(10,182)
Pro forma	(258,385)	(80,031)	(11,123)
Diluted loss per share
As reported	$(3.43)	$(1.06)	$(0.14)
Pro forma	(3.43)	(1.07)	(0.15)

17.	Retirement Benefit Plans

Terra and its subsidiaries maintain defined benefit pension plans that cover substantially all salaried and hourly employees. Benefits are based on a pay formula. The defined benefit plans’ assets consist principally of equity securities and corporate and government debt securities. Terra and its subsidiaries also have certain non-qualified pension plans covering executives, which are unfunded. Terra accrues pension costs based upon annual independent actuarial valuations for each plan and funds these costs in accordance with statutory requirements. The components of net periodic pension expense follow:

	2002	2001	2000
	(in thousands)
Service cost	$6,182	$6,351	$6,856
Interest cost	13,073	11,815	11,614
Expected return on plan assets	(12,629)	(15,050)	(14,361)
Amortization of prior service cost	38	37	37
Amortization of actuarial loss	1,989	—	1
Amortization of net asset	(306)	(401)	(314)
Termination charge	1,535	1,560	—

Pension expense	$9,882	$4,312	$3,833

The following table reconciles the plans’ funded status to amounts included in the Consolidated Statements of Financial Position at December 31:

	2002	2001
	(in thousands)
Change in Projected Benefit Obligation
Projected benefit obligation-beginning of year	$186,254	$178,702
Service cost	6,182	6,350
Interest cost	13,073	11,815
Participants’ contributions	360	468
Termination charge	1,535	1,560
Actuarial (gain) loss	14,762	(4,532)
Foreign currency exchange rate changes	9,832	(2,988)
Benefits paid	(6,346)	(5,121)

Projected benefit obligation end of year	225,652	186,254

Change in Plan Assets
Fair value plan assets—beginning of year	142,609	177,019
Actual return on plan assets	(15,371)	(27,028)
Foreign currency exchange rate changes	6,509	(3,216)
Employer contribution	6,518	607
Participants’ contributions	361	348
Benefits paid	(6,346)	(5,121)

Fair value plan assets—end of year	134,280	142,609

Funded Status	(91,372)	(43,645)
Unrecognized net actuarial loss	68,075	33,393
Unrecognized prior service cost	103	197
Unrecognized net transition asset	(65)	1,024
Contributions	1,866	—

Accrued benefit cost	$(21,393)	$(9,031)

In addition to the accrued benefit cost of $21.4 million at December 31, 2002, Terra has recorded $46.4 million of its pension liability as a charge to other comprehensive income. This charge represents the amount by which the accumulated benefit obligation exceeds the sum of the fair value of plan assets and accrued amounts previously recorded. The total unfunded accumulated benefit obligation of $67.8 million is reflected as other current liabilities and long-term liabilities of $7.1 million and $60.7 million, respectively, in the consolidated statements of financial position.

The assumptions used to determine the actuarial present value of benefit obligations and pension expense during each of the years in the three-year period ended December 31 were as follows:

	2002	2001	2000
Weighted average discount rate	6.3%	7.3%	6.9%
Long-term per annum compensation increase	3.9%	4.0%	4.3%
Long-term return on plan assets	7.6%	8.8%	8.8%

Terra also sponsors a qualified savings plan covering most full-time North American employees and U.K. employees hired after September 30, 2001. Contributions made by participating employees are matched based on a specified percentage of employee contributions up to 6% of the employees’ pay base. The cost of Terra’s matching contribution to the savings plan totaled $1.6 million in 2002, $1.4 million in 2001 and $1.4 million in 2000.

18.	Post-Retirement Benefits

Terra also provides health care benefits for eligible retired employees. Participant contributions and co-payments are subject to escalation. The plan pays a stated percentage of most medical expenses reduced for any deductible and payments made by government programs. The plan is unfunded. Employees hired prior to January 1, 1990, are eligible to participate in the plan if they retired on or before January 1, 2002.

The following table indicates the components of the post-retirement medical benefits obligation included in Terra’s Consolidated Statements of Financial Position at December 31:

	2002	2001
	(in thousands)
Change in Benefit Obligation
Benefit obligation—beginning of year	$3,136	$3,794
Service cost	8	12
Interest cost	215	260
Participants’ contributions	294	323
Actuarial (gain) loss	60	(415)
Foreign currency exchange rate changes	3	(29)
Benefits paid	(685)	(809)

Benefit obligation—end of year	3,031	3,136

Change in Plan Assets
Fair value plan assets—beginning of year	—	—
Employer contribution	391	486
Participants’ contributions	294	323
Benefits paid	(685)	(809)

Fair value plan assets—end of year	—	—

Funded Status	(3,031)	(3,136)
Unrecognized net actuarial gain	(887)	(998)
Unrecognized prior service cost	(86)	(120)
Employer contribution	94	118

Accrued benefit cost	$(3,910)	$(4,136)

Net periodic post-retirement medical benefit (income) expense consisted of the following components:

	2002	2001	2000
	(in thousands)
Service cost	$8	$12	$21
Interest cost	215	260	220
Amortization of prior service cost	(36)	(36)	(270)
Amortization of actuarial gain	(50)	(129)	(657)

Post-retirement medical benefit (income) expense	$137	$107	$(686)

Terra limits its future obligation for post-retirement medical benefits by capping at 5% the annual rate of increase in the cost of claims it assumes under the plan. The weighted average discount rate used in determining the accumulated post-retirement medical benefit obligation was 6.75% in 2002, 7.4% in 2001 and 7.5% in 2000. The assumed annual health care cost trend rate was 5% in 2001 and is assumed to remain at that level thereafter. A 1% increase in the assumed health care cost trend rate would increase total service and interest cost by $3,000 while a 1% decline would decrease cost by $31,000. The impact on the benefit obligation of a 1% increase in the assumed health care cost trend rate would be $22,000 while a 1% decline in the rate would decrease the benefit obligation by $331,000.

19.	Income Taxes

Components of the income tax provision (benefit) applicable to continuing operations are as follows:

	2002	2001	2000
	(in thousands)
Current:
Federal	$(28,863)	$(33,684)	$(21,451)
Foreign	218	(52)	215
State	(5,227)	(5,447)	(1,592)

	(33,872)	(39,183)	(22,828)

Deferred:
Federal	9,284	9,899	9,612
Foreign	(11)	(4,670)	6,842
State	599	1,866	374

	9,872	7,095	16,828

Total income tax benefit	$(24,000)	$(32,088)	$(6,000)

The following table reconciles the income tax provision (benefit) per the Consolidated Statements of Operations to the federal statutory provision:

	2002	2001	2000
	(in thousands)
Loss from continuing operations before taxes:
Domestic	$(60,345)	$(74,427)	$(36,782)
Foreign	171	(35,374)	20,600

	$(60,174)	$(109,801)	$(16,182)

Statutory income tax provision (benefit):
Domestic	$(21,121)	$(26,049)	$(12,874)
Foreign	208	(11,521)	7,107

	(20,913)	(37,570)	(5,767)
Purchased Canadian tax benefit	—	—	(1,750)
Foreign adjustments	—	6,801	—
Non-deductible expenses, primarily goodwill	70	6,216	6,152
State and local income taxes	(2,353)	(2,482)	(1,126)
Other	(804)	(5,053)	(3,509)

Income tax benefit	$(24,000)	$(32,088)	$(6,000)

The tax effect of net operating loss (NOL), tax credit carryforwards and significant temporary differences between reported and taxable earnings that gave rise to net deferred tax assets (liabilities) were as follows:

	2002	2001
	(in thousands)
Current deferred tax liability
Accrued liabilities	$(11,898)	$(5,568)
Inventory valuation	180	267

Net current deferred tax liability	(11,718)	(5,301)

Non-current deferred tax liability
Depreciation	(202,912)	(196,190)
Investments in partnership	(20,278)	(23,684)
U.S. international tax allowance	(14,688)	(9,682)
U.K. intercompany interest	—	(3,815)
Unfunded employee benefits	7,269	7,725
Discontinued business costs	12,707	4,540
Valuation allowance	(21,276)	(21,276)
NOL, capital loss and tax credit carryforwards	151,629	127,563
Accumulated other comprehensive income	14,008	10,046
Other	793	(7,872)

Net noncurrent deferred tax liability	(72,748)	(112,645)

Net deferred tax liability	$(84,466)	$(117,946)

During 1996, after receiving a favorable ruling from Revenue Canada, Terra refreshed its tax basis in plant and equipment at its Canadian subsidiary by entering into a transaction with a Canadian subsidiary of Anglo American plc, resulting in a deferred tax asset for Terra. The refreshed amount of this tax basis was challenged by Revenue Canada in 2000. Terra’s tax basis in certain other plants was also refreshed in 2001 due to ownership changes. Tax benefits of approximately $80 million related to these basis increases have not been recognized, pending ultimate resolution of these matters.

The deferred tax asset related to NOLs includes $21.3 million which Terra’s management believes more likely than not will not be realized. Therefore, a valuation allowance of $21.3 million has been provided by Terra. Terra will continue to assess the recoverability for these NOLs, which expire in 2011 and 2012.

Components of income tax provision (benefit) included in net income other than from continuing operations are as follows:

	2002	2001	2000
	(in thousands)
Current:
Federal	$(9,456)	$(913)	$—

	$(9,456)	$(913)	$—

20.    Industry Segment Data

Terra operates in two principal industry segments—Nitrogen Products and Methanol. The Nitrogen Products business produces and distributes ammonia, urea, nitrogen solutions, ammonium nitrate and other nitrogen products to agricultural and industrial users. The Methanol business manufactures and distributes methanol, which is principally used as a raw material in the production of a variety of chemical derivatives and in the production of methyl tertiary butyl ether (MTBE), an oxygenate and octane enhancer for gasoline. Management evaluates performance based on operating earnings of each segment. Terra does not allocate interest, income taxes or infrequent items to the business segments. Included in Other are general corporate activities not attributable to a specific industry segment. The following summarizes additional information about Terra’s industry segments:

	Nitrogen Products	Methanol	Other	Total
	(in thousands)
2002
Revenues	$883,971	$158,458	$1,554	$1,043,983
Operating income (loss)	(9,351)	7,325	(3,381)	(5,407)
Total assets	938,559	152,735	36,816	1,128,110
Depreciation and amortization	74,369	13,047	10,035	97,451
Capital expenditures	22,267	749	2,170	25,186
Equity earnings	982	—	—	982
Equity investments	2,501	—	—	2,501
Minority interest in earnings	1,510	—	—	1,510

2001
Revenues	$863,512	$169,098	$4,700	$1,037,310
Operating loss	(48,476)	(11,739)	(1,603)	(61,818)
Total assets	1,161,797	152,540	21,706	1,336,043
Depreciation and amortization	91,023	17,209	12,949	121,181
Capital expenditures	12,885	1,861	92	14,838
Equity earnings	953	—	—	953
Equity investments	2,218	—	—	2,218
Minority interest in loss	(2,247)	—	—	(2,247)

2000
Revenues	$916,959	$136,781	$9,270	$1,063,010
Operating income	28,639	12,395	1,773	42,807
Total assets	1,247,678	175,929	88,945	1,512,552
Depreciation and amortization	89,861	12,957	12,083	114,901
Capital expenditures	6,364	3,098	2,757	12,219
Equity earnings	843	—	—	843
Equity investments	1,865	—	—	1,865
Minority interest in earnings	5,379	—	—	5,379

The following summarizes geographic information about Terra:

	Revenues			Long-lived Assets
	2002	2001	2000	2002	2001	2000
	(in thousands)
United States	$756,946	$741,586	$749,145	$554,466	$797,064	$867,762
Canada	42,138	59,993	45,868	47,403	46,172	49,467
United Kingdom	244,899	235,731	267,997	246,950	239,150	267,625

	$1,043,983	$1,037,310	$1,063,010	$848,119	$1,082,386	$1,184,854

21.    Guarantor Subsidiaries

The Parent files a consolidated United States federal income tax return. Beginning in 1995, the Parent adopted tax sharing agreements, under which all domestic operating subsidiaries provide for and remit income taxes to the Parent based on their pretax accounting income, adjusted for permanent differences between pretax accounting income and taxable income. The tax sharing agreements allocated the benefits of operating losses and temporary differences between financial reporting and tax basis income to the Parent.

Condensed consolidating financial information regarding the Parent, TCAPI, the Guarantor Subsidiaries and subsidiaries of the Parent that are not guarantors of the Senior Secured Notes (see Note 11 – Long-term Debt) for December 31, 2002, 2001 and 2000 are presented below for purposes of complying with the reporting requirements of the Guarantor Subsidiaries.

Guarantor subsidiaries include subsidiaries that own the Woodward, Oklahoma; Port Neal, Iowa and Beaumont, Texas plants as well as the corporate headquarters facility in Sioux City, Iowa. All other company facilities are owned by non-guarantor subsidiaries.

Condensed Consolidating Statement of Financial Position for the Year Ended December 31, 2002:

	Parent	TCAPI	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)

ASSETS
Cash and short-term investments	$1	$15,388	$—	$109,180	$(66,090)	$58,479
Accounts receivable	—	—	38,102	62,911	—	101,013
Inventories	—	—	25,475	63,123	—	88,598
Other current assets	6,391	—	6,950	18,213	(353)	31,201

Total current assets	6,392	15,388	70,527	253,427	(66,443)	279,291

Property, plant and equipment, net	—	—	396,722	397,753	(4,000)	790,475
Investments in and advanced to (from) affiliates	621,231	397,043	1,438,412	(76,472)	(2,380,214)	—
Other assets and deferred plant turnaround costs	(479)	13,886	11,560	33,377	—	58,344

Total assets	$627,144	$426,317	$1,917,221	$608,085	$(2,450,657)	$1,128,110

LIABILITIES
Debt due within one year	$—	$—	$88	$55	$—	$143
Accounts payable	201	1,525	107,647	51,985	(66,442)	94,916
Accrued and other liabilities	25,695	5,676	34,802	32,157	—	98,330

Total current liabilities	25,896	7,201	142,537	84,197	(66,442)	193,389

Long-term debt	200,000	200,000	225	133	—	400,358
Deferred income taxes	70,154	19,422	—	(16,828)	—	72,748
Pension and other liabilities	73,230	12,202	2,668	16,818	1	104,919
Minority interest	—	19,332	79,500	—	—	98,832

Total liabilities	369,280	258,157	224,930	84,320	(66,441)	870,246

STOCKHOLDERS’ EQUITY
Common stock	128,654	—	73	49,709	(49,782)	128,654
Paid in capital	555,167	150,218	1,817,591	724,088	(2,691,897)	555,167
Accumulated other comprehensive income (loss)	(63,668)	(36,285)	—	(18,238)	54,523	(63,668)
Retained earnings (deficit)	(362,289)	54,227	(125,373)	(231,794)	302,940	(362,289)

Total stockholders’ equity	257,864	168,160	1,692,291	523,765	(2,384,216)	257,864

Total liabilities and stockholders’ equity	$627,144	$426,317	$1,917,221	$608,085	$(2,450,657)	$1,128,110

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2002:

	Parent	TCAPI	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues
Net sales	$—	$—	$391,516	$643,745	$7,168	$1,042,429
Other income, net	—	—	4,640	4,082	(7,168)	1,554

	—	—	396,156	647,827	—	1,043,983

Cost and Expenses
Cost of sales	—	—	390,281	622,414	(2,725)	1,009,970
Selling, general and administrative expenses	3,634	(1,062)	25,627	10,159	1,062	39,420

	3,634	(1,062)	415,908	632,573	(1,663)	1,049,390

Loss from operations	(3,634)	1,062	(19,752)	15,254	1,663	(5,407)
Interest income	47	4,682	5,238	140	(9,564)	543
Interest expense	(22,134)	(31,608)	(48)	(9,542)	9,532	(53,800)
Minority interest	—	(295)	(1,215)	—	—	(1,510)
Equity in the earnings (loss) of subsidiaries	(240,629)	(214,470)	9,898	983	444,218	—

Loss from continuing operations before income taxes	(266,350)	(240,629)	(5,879)	6,835	445,849	(60,174)
Income tax benefit (provision)	24,208	—	—	(208)	—	24,000

Income (loss) from continuing operations and cumulative effect of change in accounting principle	(242,142)	(240,629)	(5,879)	6,627	445,849	(36,174)
Discontinued operations, net of income taxes	(16,183)	—	—	—	—	(16,183)
Cumulative effect of change in accounting principle	—	—	(189,971)	(15,997)	—	(205,968)

Net Loss	$(258,325)	$(240,629)	$(195,850)	$(9,370)	$445,849	$(258,325)

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2002:

	Parent	TCAPI	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Operating Activities
Net loss	$(258,325)	$(240,629)	$(195,850)	$(9,370)	$445,849	$(258,325)
Cumulative effect of change in accounting principle	—	—	189,971	15,997	—	205,968
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation and amortization	—	2,790	51,143	51,923	—	105,856
Deferred income taxes	(37,308)	(380)	3,370	(8,555)	13,627	(29,246)
Minority interest in earnings	—	295	1,215	—	—	1,510
Equity in earnings (loss) of subsidiaries	240,629	214,470	(9,898)	(983)	(444,218)	—
Change in operating assets and liabilities	24,275	(35,532)	94,027	65,320	(40,939)	107,151
Discontinued operations	16,183	—	—	—	—	16,183
Other	(2,578)	—	—	—	(283)	(2,861)

Net Cash Flows from Operating Activities	(17,124)	(58,986)	133,978	114,332	(25,964)	146,236

Investing Activities
Purchase of property, plant and equipment	—	—	(3,004)	(22,182)	—	(25,186)
Plant turnaround costs	—	—	(8,191)	(16,069)	—	(24,260)
Other	—	—	8,099	5,806	(21,108)	(7,203)

Net Cash Flows from Investing Activities	—	—	(3,096)	(32,445)	(21,108)	(56,649)

Financing Activities
Principal payments on long-term debt	—	(36,277)	(11)	187	—	(36,101)
Change in investments and advances from (to) affiliates	4,914	119,442	(137,668)	38,385	(25,073)	—
Stock issuance—net	608	—	—	—	—	608
Distributions to minority interests	—	(440)	(1,406)	—	—	(1,846)
Deferred financing costs	—	(1,173)	—	—	—	(1,173)
Other	11,603	(7,178)	(8,730)	(36,024)	40,329	—

Net Cash Flows from Financing Activities	17,125	74,374	(147,815)	2,548	15,256	(37,339)

Effect of Foreign Exchange Rate on Cash	—	—	—	—	279	279

Increase (Decrease) in Cash and Short-term Investments	1	15,388	(16,933)	84,435	(31,537)	51,354

Cash and Short-term investments at Beginning of Year	—	—	16,933	24,745	(34,553)	7,125

Cash and Short-term Investments At End of Year	$1	$15,388	$—	$109,180	$(66,090)	$58,479

Condensed Consolidating Statement of Financial Position for the Year Ended December 31, 2001:

	Parent	TCAPI	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)

ASSETS
Cash and short-term investments	$—	$—	$16,933	$24,745	$(34,553)	$7,125
Accounts receivable	—	82	28,991	72,290	—	101,363
Inventories	—	—	27,257	82,770	—	110,027
Other current assets	5,723	—	11,140	19,183	(904)	35,142

Total current assets	5,723	82	84,321	198,988	(35,457)	253,657

Property, plant and equipment, net	—	—	438,322	388,059	(1,399)	824,982
Excess of cost over net assets of acquired businesses	—	—	189,971	16,238	—	206,209
Investments in and advanced to (from) affiliates	851,972	699,656	1,334,201	113,382	(2,999,211)	—
Other assets and deferred plant turnaround costs	774	10,901	9,315	26,283	3,922	51,195

Total assets	$858,469	$710,639	$2,056,130	$742,950	$(3,032,145)	$1,336,043

LIABILITIES
Debt due within one year	$—	$—	$68	$—	$—	$68
Accounts payable	78	412	32,075	42,512	—	75,077
Accrued and other liabilities	875	42,403	15,113	11,416	(27,673)	42,134

Total current liabilities	953	42,815	47,256	53,928	(27,673)	117,279

Long-term debt	200,000	236,277	257	—	—	436,534
Deferred income taxes	116,918	19,802	(3,370)	(8,272)	(12,433)	112,645
Pension and other liabilities	39,819	14,819	760	11,707	2,534	69,639
Minority interest	—	19,436	79,731	—	—	99,167

Total liabilities	357,690	333,149	124,634	57,363	(37,572)	835,264

STOCKHOLDERS’ EQUITY
Common stock	128,363	—	73	49,709	(49,782)	128,363
Paid in capital	554,850	150,218	1,856,742	918,888	(2,925,848)	554,850
Accumulated other comprehensive income (loss)	(78,470)	(67,584)	2,398	(68,826)	134,012	(78,470)
Retained earnings (deficit)	(103,964)	294,856	72,283	(214,184)	(152,955)	(103,964)

Total stockholders’ equity	500,779	377,490	1,931,496	685,587	(2,994,573)	500,779

Total liabilities and stockholders’ equity	$858,469	$710,639	$2,056,130	$742,950	$(3,032,145)	$1,336,043

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2001:

	Parent	TCAPI	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues
Net sales	$—	$—	$411,346	$621,163	$101	$1,032,610
Other income, net	(2)	—	1,932	2,071	699	4,700

	(2)	—	413,278	623,234	800	1,037,310

Cost and Expenses
Cost of sales	—	—	438,444	605,122	3,653	1,047,219
Selling, general and administrative expenses	2,533	3,960	25,977	9,313	(3,897)	37,886
Product claim costs	—	—	—	14,023		14,023

	2,533	3,960	464,421	628,458	(244)	1,099,128

Loss from operations	(2,535)	(3,960)	(51,143)	(5,224)	1,044	(61,818)
Interest income	465	3,685	—	600	(1,386)	3,364
Interest expense	(36,558)	(10,352)	7,081	(14,997)	1,232	(53,594)
Minority interest	—	440	1,807	—	—	2,247
Equity in the earnings (loss) of subsidiaries	(64,503)	(56,264)	6,088	(8,154)	122,833	—

Loss from continuing operations before income taxes	(103,131)	(66,451)	(36,167)	(27,775)	123,723	(109,801)
Income tax benefit	(23,288)	(4,078)	—	(4,721)	(1)	(32,088)

Loss from continuing operations	(79,843)	(62,373)	(36,167)	(23,054)	123,724	(77,713)
Extraordinary loss on early retirement of debt, net of taxes	—	(2,130)	—	—	—	(2,130)

Net Loss	$(79,843)	$(64,503)	$(36,167)	$(23,054)	$123,724	$(79,843)

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2001:

	Parent	TCAPI	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Operating Activities
Net loss	$(79,843)	$(64,503)	$(36,167)	$(23,054)	$123,724	$(79,843)
Adjustments to reconcile net loss to net cash flows from operating activities:
Extraordinary loss on early retirement of debt	—	2,130	—	—	—	2,130
Depreciation and amortization	—	3,271	66,336	61,165	—	130,772
Deferred income taxes	(33,803)	2,620	(3,370)	(12,227)	14,247	(32,533)
Minority interest in earnings	—	(440)	(1,807)	—	—	(2,247)
Equity in earnings (loss) of subsidiaries	64,503	56,264	(6,088)	8,154	(122,833)	—
Change in operating assets and liabilities	(6,101)	37,159	4,376	(14,945)	(54,260)	(33,771)
Other	—	—	—	—	(354)	(354)

Net Cash Flows from Operating Activities	(55,244)	36,501	23,280	19,093	(39,476)	(15,846)

Investing Activities
Purchase of property, plant and equipment	—	—	(4,443)	(10,395)	—	(14,838)
Plant turnaround costs	—	—	(7,427)	(22,981)	—	(30,408)
Other	—	—	7,061	13,390	(1,813)	18,638

Net Cash Flows from Investing Activities	—	—	(4,809)	(19,986)	(1,813)	(26,608)

Financing Activities
Issuance of long-term debt	—	200,000	—	—	—	200,000
Principal payments on long-term debt	(158,755)	36,278	(8,650)	(105,625)	—	(236,752)
Change in investments and advances from (to) affiliates	197,032	(339,731)	495	114,397	27,807	—
Stock issuance—net	180	—	—	—	—	180
Distributions to minority interests	—	(337)	(1,691)	—	—	(2,028)
Repurchase of TNCLP common units	—	(1,671)	—	—	—	(1,671)
Deferred financing costs and bond discounts	—	(11,442)	—	—	—	(11,442)
Other	16,787	3,443	(3,536)	4,377	(21,071)	—

Net Cash Flows from Financing Activities	55,244	(113,460)	(13,382)	13,149	6,736	(51,713)

Effect of Foreign Exchange Rate on Cash	—	—	—	(133)	—	(133)

Increase (Decrease) in Cash and Short-term Investments	—	(76,959)	5,089	12,123	(34,553)	(94,300)

Cash and Short-term investments at Beginning of Year	—	76,959	11,844	12,622	—	101,425

Cash and Short-term Investments at End of Year	$—	$—	$16,933	$24,745	$(34,553)	$7,125

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2000:

	Parent	TCAPI	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues
Net sales	$—	$—	$383,628	$669,824	$—	$1,053,452
Other income, net	—	401	4,205	4,952	—	9,558

	—	401	387,833	674,776	—	1,063,010

Cost and Expenses
Cost of sales	—	—	376,337	595,376	—	971,713
Selling, general and administrative expenses	1,471	1,089	31,709	14,221	—	48,490

	1,471	1,089	408,046	609,597	—	1,020,203

Income (loss) from operations	(1,471)	(688)	(20,213)	65,179	—	42,807
Insurance settlement costs	—	—	(5,968)	—	—	(5,968)
Interest income	6	3,994	13,814	353	(14,298)	3,869
Interest expense	(42,006)	(792)	(747)	(22,894)	14,928	(51,511)
Minority interest	—	(995)	(4,384)	—	—	(5,379)
Equity in the earnings (loss) of subsidiaries	20,232	17,300	42,199	19,402	(99,133)	—

Income (loss) from continuing operations before income taxes	(23,239)	18,819	24,701	62,040	(98,503)	(16,182)
Income tax provision (benefit)	(13,057)	7,500	—	7,057	(7,500)	(6,000)

Net Income (Loss)	$(10,182)	$11,319	$24,701	$54,983	$(91,003)	$(10,182)

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2000:

	Parent	TCAPI	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Operating Activities
Net income (loss)	$(10,182)	$11,319	$24,701	$54,983	$(91,003)	$(10,182)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation and amortization	—	925	63,733	60,972	—	125,630
Deferred income taxes	76,326	(57,328)	92	3,092	(20,301)	1,881
Minority interest in earnings	—	996	4,383	—	—	5,379
Equity in earnings (loss) of subsidiaries	(20,232)	(17,300)	(42,199)	(19,402)	99,133	—
Other non-cash items	286	—	—	—	(286)	—
Change in operating assets and liabilities	(4,422)	(31,337)	29,811	33,410	(4,637)	22,825
Other	—	—	—	—	(1,975)	(1,975)

Net Cash Flows from Operating Activities	41,776	(92,725)	80,521	133,055	(19,069)	143,558

Investing Activities
Purchase of property, plant and equipment	—	—	(1,676)	(10,543)	—	(12,219)
Plant turnaround costs	—	—	(7,774)	(13,980)	—	(21,754)
Other	—	—	3,911	29,087	(26,935)	6,063

Net Cash Flows from Investing Activities	—	—	(5,539)	4,564	(26,935)	(27,910)

Financing Activities
Net short-term borrowings (repayments)	—	(6,000)	—	—	—	(6,000)
Principal payments on long-term debt	—	—	(2,493)	(4,614)	—	(7,107)
Change in investments and advances from (to) affiliates	(44,024)	181,367	(99,343)	(99,934)	61,934	—
Stock issuance—net	2,240	—	—	—	(2,233)	7
Distributions to minority interests	—	(207)	(912)	—	—	(1,119)
Repurchase of TNCLP common units	—	(2,414)	—	—	—	(2,414)
Deferred financing costs	—	(6,697)	—	—	—	(6,697)
Other	—	4,135	11,157	(912)	(14,380)	—

Net Cash Flows from Financing Activities	(41,784)	170,184	(91,591)	(105,460)	45,321	$(23,330)

Effect of Foreign Exchange Rate on Cash	—	(683)	—	(683)	683	(683)

Increase (Decrease) in Cash and Short-term Investments	(8)	76,776	(16,609)	31,476	—	91,635

Cash and Short-term investments at Beginning of Year	8	183	28,453	(18,854)	—	9,790

Cash and Short-term Investments At End of Year	$—	$76,959	$11,844	$12,622	$—	$101,425

22.    Agreements of Limited Partnerships

Terra Nitrogen Company, L.P. (TNCLP)

Terra owns a 2% General Partnership interest and 75.1% of the Common Units of TNCLP at December 31, 2002. Terra consolidates TNCLP results with the publicly held TNCLP Common Units reflected in Terra’s financial statements as minority interest.

In accordance with the TNCLP limited partnership agreement, quarterly distributions to unitholders and Terra are made in an amount equal to 100% of its available cash, as defined in the partnership agreement. The General Partner receives a combined minimum 2% of total cash distributions, and as an incentive, the general partner’s participation increases if cash distributions exceed specified target levels.

If at any time less than 25% of the issued and outstanding units are held by non-affiliates of the General Partner, TNCLP may call, or assign to the General Partner or its affiliates, its right to acquire all such outstanding units held by non-affiliated persons with at least 30 but not more than 60 days’ notice of its decision to purchase the outstanding units. The purchase price per unit will be the greater of (1) the average of any previous twenty trading days’ closing prices as of the date five days before the purchase is announced and (2) the highest price paid by the General Partner or any of its affiliates for any unit within the 90 days preceding the date the purchase is announced.

23.    Pending Change of Control

Anglo American plc, through a wholly-owned subsidiary, owns 48.8% of Terra’s outstanding shares. Anglo American has made public its intention to dispose of its interest in Terra with the timing based on market and other conditions.

24.    Subsequent Event—Volatile North American Natural Gas Costs

In February 2003, Terra significantly reduced our North American production rates when March 2003 North American natural gas futures prices closed at over $9.00 per MMBtu. Production will be resumed when natural gas cost declines and/or selling price increases result in positive cash flow from the additional production.

RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying Consolidated Financial Statements of Terra Industries Inc. and its subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances. The integrity and objectivity of data in these financial statements and supplemental data, including estimates and judgments related to matters not concluded by year-end, are the responsibility of management.

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

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Terra Industries Inc:

We have audited the accompanying consolidated statements of financial position of Terra Industries Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, cash flows and changes in stockholders’ equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of Terra’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Terra Industries Inc. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2002 the company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

DELOITTE & TOUCHE LLP

Omaha, Nebraska

January 30, 2003, except for Note 24,

as to which the date is February 28, 2003

Quarterly Production Data (unaudited)

	Quarter Ended March 31	Quarter Ended June 30	Quarter Ended Sept. 30	Quarter Ended Dec. 31	Year Ended Dec. 31
2002 Net Production (tons):
Anhydrous ammonia	374,462	366,718	364,436	306,392	1,412,008
Nitrogen solutions (28% basis)	907,246	950,396	907,532	1,014,839	3,780,013
Urea	169,453	162,604	125,040	157,733	614,830
Ammonium nitrate	199,324	272,070	252,470	204,315	928,179
Methanol (million gallons)	64.8	66.9	69.9	66.1	267.7

2001 Net Production (tons):
Anhydrous ammonia	268,054	288,739	307,125	316,495	1,180,413
Nitrogen solutions (28% basis)	830,251	752,966	811,458	930,419	3,325,094
Urea	63,895	94,707	37,269	156,442	352,314
Ammonium nitrate	167,239	183,410	213,824	203,626	768,099
Methanol (million gallons)	41.8	72.5	69.9	52.0	236.2

Quarterly Financial and Stock Market Data (unaudited)

(certain items have been reclassified from prior period reporting)

	March 31,	June 30,	Sept. 30,	Dec. 31,
	(in thousands, except per-share data and stock prices)
2002
Total revenues	$213,560	$299,498	$258,674	$272,251
Operating income (loss)	(1,368)	590	9,800	(14,429)
Net loss	(215,065)	(8,485)	(12,936)	(21,839)
Per Share:
Basic and diluted loss per share	$(2.85)	$(0.11)	$(0.18)	$(0.29)
Common Share Price:
High	$3.97	$2.99	$2.23	$2.05
Low	2.40	1.76	1.45	1.53

2001
Total revenues	$244,577	$320,795	$237,705	$234,233
Operating income (loss)	3,350	(17,406)	(26,208)	(21,554)
Net loss	(5,239)	(21,586)	(24,136)	(28,882)
Per Share:
Basic and diluted loss per share	$(0.07)	$(0.29)	$(0.32)	$(0.38)
Common Share Price:
High	$4.75	$4.75	$3.79	$3.67
Low	2.31	2.95	2.05	1.90

Volumes & Prices (unaudited)

	2002		2001
	Sales Volumes	Realized Price/unit*	Sales Volumes	Realized Price/unit*
	(quantities in thousands)
Anhydrous ammonia (tons)	1,504	$147	1,195	$187
Nitrogen solutions (tons)	3,966	73	3,296	97
Urea (tons)	633	121	451	142
Ammonium nitrate (tons)	912	119	682	127
Methanol (gallons)	326,796	0.49	310,596	0.56

*	After deducting outbound freight costs

STOCKHOLDERS

Terra’s Common Shares are traded principally on the New York Stock Exchange. At December 31, 2002, 76.9 million Common Shares were outstanding and held by 3,574 stockholders.

Financial Summary

	2002	2001	2000	1999	1998
	(in thousands, except per-share and employee data)
Financial Position
Working capital	$88,480	$136,378	$199,008	$152,959	$262,283
Total assets	1,128,110	1,336,043	1,512,552	1,601,445	2,037,768
Long-term debt	400,358	436,534	473,354	480,461	497,030
Stockholders’ equity	257,864	500,779	610,797	657,002	747,852
Results of Operations
Revenues	$1,043,983	$1,037,310	$1,063,010	$833,443	$909,968
Costs and expenses	(1,049,390)	(1,099,128)	(1,020,203)	(896,485)	(899,754)
Infrequent item	—	—	(5,968)	—	—
Interest income	543	3,364	3,869	8,361	326
Interest expense	(53,800)	(53,594)	(51,511)	(53,076)	(51,122)
Minority interest	(1,510)	2,247	(5,379)	(8,341)	(27,510)
Income tax benefit (provision)	24,000	32,088	6,000	46,000	24,761

Income (loss) from continuing operations	(36,174)	(77,713)	(10,182)	(70,098)	(43,331)
Income (loss) from discontinued operations	(16,183)	—	—	(10,524)	17,082
Cumulative effect of change in accounting principle	(205,968)	—	—	—	—
Extraordinary item	—	(2,130)	—	(9,265)	—

Net Income (Loss)	$(258,325)	$(79,843)	$(10,182)	$(89,887)	$(26,249)

Basic Earnings (Loss) Per Share:
Continuing operations	$(0.48)	$(1.03)	$(0.14)	$(0.94)	$(0.58)
Discontinued operations	(0.22)	—	—	(0.14)	0.23
Cumulative effect of change in accounting principle	(2.73)	—	—	—	—
Extraordinary item	—	(0.03)	—	(0.12)	—

Net Income (Loss)	$(3.43)	$(1.06)	$(0.14)	$(1.20)	$(0.35)

Diluted Earnings (Loss) Per Share:
Continuing operations	$(0.48)	$(1.03)	$(0.14)	$(0.94)	$(0.58)
Discontinued operations	(0.22)	—	—	(0.14)	0.23
Cumulative effect of change in accounting principle	(2.73)	—	—	—	—
Extraordinary item	—	(0.03)	—	(0.12)	—

Net Income (Loss)	$(3.43)	$(1.06)	$(.014)	$(1.20)	$(0.35)

Dividends Per Share	$—	$—	$—	$0.07	$0.20

Capital Expenditures	$25,186	$14,838	$12,219	$51,899	$55,327

Full-time employees at end of period (unaudited)	1,207	1,248	1,279	1,351	4,185